Form 10-K405, Exhibit 13
period 1998-12-31
NORTH CENTRAL BANCSHARES INC
filed 1999-03-31
CIK 1005188

                                  EXHIBIT 13.1

Exhibit 13.1      Annual Report to security holders.

                                NORTH CENTRAL
                               BANCSHARES, INC.

                             Holding Company for

                                 First Federal
                             Savings Bank of Iowa



                              1998 ANNUAL REPORT

                               TABLE OF CONTENTS



MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER.... 3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA.................... 4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................. 7

INDEX TO FINANCIAL STATEMENTS.....................................33

QUARTERLY RESULTS OF OPERATIONS (Unaudited).......................70

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK....................71

SHAREHOLDER INFORMATION...........................................72


     This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products.

                        North Central Bancshares, Inc.
                       825 Central Avenue . PO Box 1237
                          Fort Dodge, Iowa 50501-1237

March 22, 1999

                     MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER

Dear Shareholders:

     We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 1998. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank").

     For the year ended December 31, 1998, North Central Bancshares' net income was $4.4 million, or $1.40 diluted earnings per share, as compared to $3.9 million, or $1.21 diluted earnings per share, for the year ended December 31, 1997. We are pleased with this 12.8% increase in net income and 15.7% increase in diluted earnings per share during 1998, which occurred in a very challenging interest rate environment.

     North Central Bancshares continued its commitment to enhancing shareholder value during 1998. On January 30, 1998, the Company acquired Valley Financial Corp. and its wholly owned subsidiary, Valley Savings Bank, FSB. As a result of this acquisition, the Company now has $337 million in assets and $247 million in deposits. First Federal Savings Bank of Iowa now operates a total of seven branches in the communities of Fort Dodge, Burlington, Ames, Nevada and Mount Pleasant, Iowa.

     Also, during 1998, the Company completed a 5% stock repurchase plan on August 5, 1998 and began an additional 5% stock repurchase program on November 13, 1998 which was subsequently completed January 28, 1999. Both of these repurchase programs improved earnings and return on stockholders' equity.

     On October 20, 1998, the Bank announced that it will construct a new branch office in Perry, Iowa. This location will be the eighth office for First Federal Savings Bank of Iowa. This office is scheduled to open June 1, 1999.

     I personally want to thank our loyal and valued staff who helped make 1998 such a successful year. The additional workload of increasing our bank's assets by over 50% during the past 12 months was a daunting challenge, and I commend them for a job well done.

     John M. Peters will retire from the Board of Directors at this year's annual meeting of the Company. During his ten year tenure on the Board, the Company and the Bank faced many challenges and decisions. We thank him for his wise counsel and direction during these exciting times and wish him well in his retirement years.

     The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa wish to thank you for your continued interest and support. We pledge to continue our efforts to increase the overall financial return to you, our shareholders.

                              Sincerely,

                              /s/ David M. Bradley

                              David M. Bradley
                              Chairman, President, and Chief Executive Officer

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                      At December 31,
                                   -----------------------------------------------------
                                     1998       1997       1996       1995       1994
                                   ---------  ---------  ---------  ---------  ---------
                                                      (In thousands)
Selected Consolidated Financial
  Condition Data:
Total assets                        $336,690   $221,954   $203,093   $179,930   $157,153
Cash (noninterest bearing)             2,435        982        963        709        719
Loans receivable, net:(1)            145,967    114,286    106,053     93,438     82,523
  First mortgage loans secured
    by one-to-four family
    residences
  First mortgage loans secured        63,285     49,895     33,015     30,070     19,815
    by multifamily properties
  First mortgage loans secured        11,168      3,724      5,068      5,650      5,974
    by commercial properties
  Consumer loans                      33,612     23,344     21,695     18,714     16,472
                                    --------   --------   --------   --------   --------
    Total loans receivable, net      254,032    191,249    165,831    147,872    124,784
Investment securities(2)              63,084     22,279     29,577     26,156     28,389
Deposits                             246,690    141,124    129,722    126,672    124,189
Borrowed funds                        38,832     28,550     22,335     21,940      3,886
Total shareholders' equity            48,207     50,417     49,235     29,900     27,813

                                                 For the Year Ended December 31,
                                           1998      1997     1996      1995      1994
                                         --------  --------  -------  --------  --------
                                                          (In thousands)
Selected Operating Data:
Interest income                           $23,602   $16,205  $15,090   $13,148   $11,592
Interest expense                           12,869     7,900    6,929     7,079     6,048
                                          -------   -------  -------   -------   -------
   Net interest income before              10,733     8,305    8,161     6,069     5,544
     provision for loan losses
Provision for loan losses                     210       240      240       250       242
                                          -------   -------  -------   -------   -------
   Net interest income after               10,523     8,065    7,921     5,819     5,302
     provision for loan losses            -------   -------  -------   -------   -------

Noninterest income:                         1,243       657      580       445       430
     Fees and service charges
     Abstract fees                          1,584     1,222      931       794       332
     Other income                           1,088       658      382       463       286
                                          -------   -------  -------   -------   -------
       Total noninterest income             3,915     2,537    1,893     1,702     1,048
                                          -------   -------  -------   -------   -------
Noninterest expense:                        3,482     2,209    2,004     1,681     1,282
     Salaries and employee benefits
     Premises and equipment                   812       444      421       382       326
     Data processing                          553       258      244       236       248
     One-time SAIF special assessment          --        --      817        --        --
     SAIF deposit insurance                   143        85      279       287       306
       premiums
       Goodwill                               436        28       29        30        --
     Other expenses                         2,146     1,553    1,144     1,042       761
                                          -------   -------  -------   -------   -------
       Total noninterest expense            7,572     4,577    4,938     3,658     2,923
                                          -------   -------  -------   -------   -------
Income before income taxes                  6,866     6,025    4,876     3,863     3,427
Income tax expense                          2,481     2,108    1,744     1,403     1,247
                                          -------   -------  -------   -------   -------
   Net income                             $ 4,385   $ 3,917  $ 3,132   $ 2,460   $ 2,180
                                          =======   =======  =======   =======   =======

                                                       At or for the Year Ended December 31,
                                                ----------------------------------------------------
                                                  1998       1997        1996       1995      1994
                                                --------  ----------  ----------  --------  --------
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between       2.81%       2.87%       3.01%     2.75%     3.02%
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)
Net interest margin (net interest income           3.50        4.06        4.33      3.66      3.70
  as a percentage of average interest-
  earning assets)
Return on average assets (net income               1.35        1.86        1.62      1.45      1.43
  divided by average total assets)
Return on average equity (net income               8.73        7.94        6.30      8.54     11.19
  divided by average equity)
Noninterest income to average assets               1.21        1.20        0.98      1.00      0.69
Efficiency ratio(3)                               51.69       42.21       49.11     47.07     44.35
Noninterest expense to average assets              2.34        2.17        2.56      2.16      1.92
Net interest income after provision for          138.97      176.22      160.40    159.07    181.41
  loan losses to noninterest expenses
Financial Condition Ratios: (%) (4)
Equity to assets at period end                    14.32       22.72       24.24     16.62     17.70
Tangible equity to tangible assets                12.42       22.32       23.80     16.09     17.10
    at period end (5) (6)
Average shareholders' equity divided by           15.52       23.38       25.73     16.99     12.82
  average total assets
Average tangible shareholders equity divided      13.71       22.96       25.29     16.42     12.17
    by average tangible total assets (5) (6)
Average interest-earning assets to average       116.28      130.97      136.02    121.37    116.87
  interest-bearing liabilities
Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans                0.38        0.08        0.11      0.12      0.26
Nonperforming assets to total assets(7)            0.34        0.10        0.15      0.23      0.21
Allowance for loan losses as a percent of          1.03        1.10        1.16      1.15      1.20
  total loans receivable at end of period
Allowance for loan losses to nonaccrual          279.72    1,468.33    1,059.35    960.20    476.23
  loans
Per Share Data:
Book value per share                            $ 16.26   $   15.43   $   14.36   $  8.72   $  8.11
Tangible book value per share (5)                 13.79       15.09       14.01      8.39      7.78
Basic earnings per share (8)                       1.44        1.23        0.82      0.63      0.21
Diluted earnings per share (9)                     1.40        1.21        0.82      0.63      0.21
Dividends declared per share                       0.32        0.25        0.28      0.60      0.12
Dividend payout ratio                              0.22        0.20        0.34      0.95      0.57

Key Financial Ratios Excluding
SAIF Assessment: (%) (10)
Return on average assets (net income divided
  by average total assets)                         1.35%       1.86%       1.89%     1.45%     1.43%
Return on average equity (net income
  divided by average equity)                       8.73        7.94        7.34      8.54     11.19
Efficiency ratio (3)                              51.69       42.21       40.99     47.07     44.35
Noninterest expense to average assets              2.34        2.17        2.13      2.16      1.92
Net interest income after provision for          138.97
    loan losses to noninterest expenses                      176.22      192.21    159.07    181.41
_______________________
                                                                           (Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 1998, 1997, 1996, 1995 and 1994 was $2.7 million, $2.2 million, $2.0 million, $1.7 million and $1.5 million, respectively.

(2) Includes interest-bearing deposits with the Federal Home Loan Bank of Des Moines (the "FHLB").

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 1998, 1997, 1996, 1995 and 1994 was $7.3 million, $1.1 million, $1.2 million, $1.1 million and $1.1 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 1998, 1997, 1996, 1995 and 1994 was $7.3 million, $1.1 million, $1.2 million, $1.1 million and $1.1 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans, foreclosed real estate and other nonperforming assets.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. Basic earnings per share information for the year ended December 31, 1994 is calculated by dividing net income subsequent to the conversion of the Bank from mutual to stock form in 1994 by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 1998, 1997, 1996, 1995 and 1994 were 3,048,148,
     3,184,269, 3,818,273, 3,919,488 and 3,906,980, respectively.  Net income subsequent to such conversion was $810,000 for the period ended December 31, 1994.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. Diluted earnings per share information for the year ended December 31, 1994 is calculated by dividing net income subsequent to the conversion of the Bank from mutual to stock form in 1994 by the weighted average number of shares outstanding. The weighted average number of shares outstanding for diluted earnings per share computation for 1998, 1997, 1996, 1995 and 1994 were 3,132,833, 3,241,069, 3,818,273, 3,919,488 and 3,906,980, respectively. Net income subsequent to such conversion was $810,000 for the period ended December 31, 1994.

(10) For 1996, excludes the one-time $817,000 (pre-tax) special assessment for the recapitalization of the Savings Association Insurance Fund ("SAIF").

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     North Central Bancshares, Inc. (the "Holding Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company." The Holding Company was organized on December 5, 1995 at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the capital stock to be issued by the Bank in connection with the conversion and reorganization of the Bank and North Central Bancshares, M.H.C. (the "MHC") from the mutual to the stock holding company structure (these transactions are collectively referred to as the "Conversion"). On March 20, 1996, upon completion of the Conversion, the Holding Company issued an aggregate of 4,011,057 shares of its common stock, par value $0.01 per share ("Common Stock"), of which 1,385,590 shares were issued in exchange for all of the Bank's issued and outstanding shares, except for shares owned by the MHC which were cancelled, and 2,625,467 shares of which were sold in Subscription and Community Offerings at a price of $10.00 per share, with
gross proceeds amounting to $26,254,670.   At this time, the Holding Company
conducts business as a unitary savings and loan holding company and the principal business of the Holding Company consists of the operation of its wholly-owned subsidiary, the Bank.

     The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the FHLB. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges and abstract fees, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment and data processing. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Acquisition of Valley Financial Corp.

     As of the close of business on January 30, 1998 (the "Effective Time"), the Company completed the acquisition ( the "Acquisition") of Valley Financial Corp., ("Valley Financial"), pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997, (the "Merger Agreement"). The Acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, ("Valley Savings") with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-chartered stock savings bank with three branch offices located in southeastern Iowa. The former offices of Valley Savings are being operated as a division of the Bank.

     In connection with the Acquisition, each share of Valley Financial's common stock, par value $1.00 per share, issued and outstanding (other than shares held as treasury stock of Valley Financial) was cancelled and converted automatically into the right to receive $525.00 per share in cash pursuant to the terms and conditions of the Merger Agreement. As a result of the Acquisition, shareholders of Valley Financial were paid $14,726,250 in cash.

SAIF Recapitalization

     In response to the disparity in deposit insurance assessment rates that existed between banks insured by the Bank Insurance Fund ("BIF") and thrifts insured by the SAIF, the Deposits Funds Insurance Act of 1996 (the "Funds Act") was enacted on September 30, 1996. The Funds Act authorized the Federal Deposit

Insurance Corporation ("FDIC") to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF. The Company's special SAIF assessment of $817,000 before taxes (and $512,000 net of taxes) was charged against income in the third quarter of 1996 and paid in November 1996 (the "SAIF Assessment"). In view of the recapitalization of the SAIF, the FDIC reduced the assessment rates for SAIF-assessable deposits. For the fiscal years ended December 31, 1998 and 1997, the Bank incurred $143,000 and $85,000, respectively, in deposit insurance premiums and for the interest payments on the FICO bonds issued by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

Business Strategy

     The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family loans and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a locally-headquartered institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans (including the purchase of qualifying multifamily loans) and securities issued or guaranteed by the United States Government or agencies thereof and mortgage-backed securities; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; (4) controlling noninterest expenses; (5) managing interest rate risk exposure while achieving desirable levels of profitability; and (6) increasing noninterest income through
(i) the expansion of the abstract company business conducted through a wholly owned subsidiary, (ii) the acquisition of First Iowa Mortgage, Inc., a mortgage banking company and (iii) other increases in fees and service charges.

     Highlights of the Company's business strategy are as follows:

     Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an "Outstanding" Community Reinvestment Act rating. The Company believes it is large enough to provide a full range of personal and business financial services and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Company can be more effective in servicing its customers than many of its competitors which are not headquartered locally. Such proximity allows senior management of the Bank to quickly and personally respond to customer needs and inquiries.

     Strong Retail Deposit Base. In 1998, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Burlington and Mount Pleasant, Iowa. The stability of the Company's deposit base has been enhanced by the Company's offering of 5-year certificates of deposit (which comprise $50.1 million, or 20.3%, of total deposits at December 31, 1998) at attractive interest rates, and programs tying low-cost checking account services to the maintenance of specified certificate of deposit balances or loan balances. At December 31, 1998, 33.4% of the deposit base, or $82.3 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

     Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing, and has been primarily a portfolio lender. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 1998, 43.4% of the Company's total assets consisted of one-to-four family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 1998, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $8.8 million of one-to-four family residential mortgage loans, or 3.4% of the Company's total loan portfolio, and $70.0 million of multifamily and commercial loans, or 27.0% of
the Company's total loan portfolio.   At December 31, 1998, the Company's ratio
of nonperforming assets to total assets was 0.34%. The Company also invests in United States Treasury securities, United States Government agencies, State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

     Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. If new loan originations are reduced in the future, the Company may increase its investment in securities and in purchased mortgage loans outside its market area.

     Capital Strength and Controlled Internal Growth. Total equity increased from $27.8 million at December 31, 1994 to $48.2 million at December 31, 1998, an increase of 73.3%. Total assets have increased by $179.5 million, or 114.2%, since December 31, 1994. As a result, the ratio of total equity to total assets has decreased from 17.7% at December 31, 1994 to 14.3% at December 31, 1998. The Company's growth can be attributed to the Acquisition and the Company's emphasis on the origination and purchase of residential mortgage loans and the purchase of multifamily mortgage loans. The Company's growth has been funded through a combination of the use of proceeds from the stock offerings held in 1994 and 1996, FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

     Acquisition Strategy. With the consummation of the Acquisition in 1998, the Company has grown through the purchase of another financial institution.
The Acquisition resulted in an increase in total assets of approximately 42%, making effective use of the Company's excess capital. The Company intends to continue evaluating the possibility of acquiring branch offices and other financial institutions, which involves executing confidentiality agreements and conducting due diligence. Such evaluations by the Company provide no indication of the likelihood that the Company will enter into any agreement to engage in an acquisition transaction as, in many instances, such transactions are subject to competitive bidding and, in every instance, are subject to extensive arm's length negotiations once the Company's evaluation is complete.

     Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 1998 was $1.6 million, offset by noninterest expense attributable to First Iowa. The Company also owns a mortgage banking company in Ames, Iowa, First Iowa Mortgage, Inc. ("First Iowa Mortgage"), the Bank's wholly owned subsidiary. On January 30, 1998, the Company acquired First Iowa Mortgage as a part of the Acquisition of Valley Financial. Non-interest income for such business for the year ended December 31, 1998 was $339,000, offset by non-interest expense attributable to First Iowa Mortgage.

     Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 1998, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $ 41.4 million, representing a one-year gap to total assets ratio of negative 12.3% as compared to a positive 0.28% at December 31, 1997. This change is due in part to the Acquisition of Valley Financial. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in short to medium term United States Treasury notes, U. S. Government agencies, mortgage-backed securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "-- Discussion of Market Risk -- Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

    OTS regulations require that thrift institutions such as the Bank maintain an average daily balance of liquid assets (cash, certain time deposits, banker's acceptances and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable deposits plus short-term borrowings. At December 31, 1998, the amount of the Bank's liquid assets were $45.7 million, resulting in a liquidity ratio of 17.6%.

    The Company's primary sources of funds are deposits, amortization and prepayment of loans, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-to-medium term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 1998, $5.0 million, or 12.6%, of the Company's investment portfolio, excluding equity securities, was scheduled to mature in one year or less and $16.8 million, or 41.8%, was scheduled to mature in one to five years and $18.3 million, or 45.6%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 1998, totalled $81.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB is $139.3 million as of December 31, 1998. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

    At December 31, 1998, the Company had outstanding loan commitments of $2.8 million. This amount does not include undisbursed overdraft loan privileges and the unfunded portion of loans in process.

    The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 1998, the Holding Company repurchased 311,324 shares of its Common Stock, pursuant to repurchase programs which were approved by the OTS. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Notes 16 and 17 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders,
however, it is subject to the requirements of Iowa law.   Iowa law generally
prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

    The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 1998, 1997 and 1996, the Company's disbursements for loan originations and purchases totaled $85.2 million, $62.3 million and $52.0 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of securities and FHLB advances. Net cash flows used in investing activities amounted to $2.2 million, $19.1 million and $21.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. Net cash flows provided by financing activities amounted to $9.4 million, $14.3 million and $19.8 million for the years ended December 31, 1998, 1997 and 1996, respectively.

    The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 1998 with tangible and leverage capital ratios of 11.7% and a total risk-based capital ratio of 23.8%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

    The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 1998:

                                   Capital       Excess
                       Amount    Requirements   Capital
                      --------  --------------  --------
                                (In thousands)
Tangible capital       $38,245        $ 4,917    $33,328
Core capital            38,245          9,834     28,411
Risk-based capital      40,509         13,614     26,895

Discussion of Market Risk--Interest Rate Sensitivity Analysis

     As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 1998, 30.4% of the Company's loan portfolio was secured by properties outside the State of Iowa, located in twenty-six states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 1998, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

     The Company seeks to manage its interest risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

     The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans, and maintaining a level of liquidity by investing in short to medium term United States Treasury notes, U. S. Government agencies, mortgage-backed securities and short-term interest-earning deposits. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

     At December 31, 1998, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $41.4 million, representing a one-year gap ratio of negative 12.3%, compared to a one-year gap ratio of positive 0.28% at December 31, 1997. To manage the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

     Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.


                                                                          At December 31, 1998 (1)
                                             ----------------------------------------------------------------------------------
                                              Within           1-3         3-5        5-10       10-20    Over 20
                                              1 Year       Years       Years       Years       Years       Years       Total
                                             ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                           (Dollars in thousands)
Interest-earning assets:
 First mortgage loans
     Adjustable (4)                           $ 51,059    $ 74,259    $  9,113    $     --    $     --    $     --    $134,431
      Fixed (4)                                 26,966      33,893      19,535      19,045         591          10     100,040
   Consumer and other loans                     11,811      19,146       3,015         106          --          --      34,078
   Investment securities(3)                     35,421      11,410       3,769       4,976          --          --      55,576
                                              --------    --------    --------    --------    --------    --------    --------
      Total interest-earning assets           $125,257    $138,708    $ 35,432    $ 24,127    $    591    $     10    $324,125
                                              ========    ========    ========    ========    ========    ========    ========

Rate sensitive liabilities:
   Savings accounts                           $ 26,099   $      --    $     --    $     --    $     --    $     --     $ 26,099
   NOW accounts                                 30,909          --          --          --          --          --      30,909
   Money market accounts                        19,828          --          --          --          --          --      19,828
   Certificate accounts                         81,283      64,973      18,140          --          --          --     164,396
   Non-interest-bearing deposits                 5,458          --          --          --          --          --       5,458
FHLB advances and other liabilities              3,068      13,447      19,701         491       2,125          --      38,832
                                              --------    --------    --------    --------    --------    --------    --------
      Total interest-bearing liabilities      $166,645    $ 78,420    $ 37,841    $    491    $  2,125   $      --    $285,522
                                              ========    ========    ========    ========    ========   =========    ========

Interest sensitivity gap                      $(41,388)   $ 60,288    $ (2,409)   $ 23,636    $ (1,534)   $     10
Cumulative interest-sensitivity gap           $(41,388)   $ 18,900    $ 16,491    $ 40,127    $ 38,593    $ 38,603

Interest sensitivity gap to total assets        -12.29%      17.91%      -0.72%       7.02%      -0.46%         --
Cumulative interest-sensitivity gap to          -12.29%       5.61%       4.90%      11.92%      11.46%      11.47%
   total assets
Ratio of interest-earning assets to              75.16%     176.88%      93.63%     100.00%     100.00%         --      113.52%
   interest-bearing liabilities
Cumulative ratio of interest-earning             75.16%     107.71%     105.83%     114.16%     113.52%     113.52%     113.52%
   assets to interest-bearing liabilities

Total assets                                  $336,690    $336,690    $336,690    $336,690    $336,690    $336,690    $336,690
Cumulative interest bearing assets            $125,257    $263,965    $299,397    $323,524    $324,115    $324,125    $324,125
Cumulative interest sensitive liabilities     $166,645    $245,065    $282,906    $283,397    $285,522    $285,522    $285,522


_________________________________

(1) The Company prepared the above table using December 31, 1998 composite interest rate sensitivity assumptions of the Eighth District of the FHLB where such assumptions were available. Where such information was not available, the assumptions were made based on December 1998 OTS assumptions or the Company's actual experience. These assumptions are as follows: (i) fixed-rate first mortgage loans on one-to-four family residential properties with interest rates less than 8%, 8% to 9%, 9% to 10%, 10% to 11%, and 11% and over, and the remaining terms to maturity of over 15 years will prepay annually at 9%, 22%, 22%, 19% and 16%, respectively; (ii) adjustable-rate first mortgage loans on one-to-four family residential properties will prepay at 8% to 9% per year; (iii) fixed- and adjustable-rate mortgage loans on multifamily and commercial properties will repay at 8% per year; (iv) second mortgage consumer loans will prepay at 9% per year; (v) fixed-rate deposits will not be withdrawn prior to maturity; and (vi) passbook savings accounts, NOW accounts, money market accounts and noninterest-bearing deposit accounts are assumed to reprice within one year due to the possibility that such deposits will reprice in the event of significant changes in the overall level of interest rates. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Fixed rate first mortgage loans include $44.0 million of one-to-four family seven year fixed rate loans that convert to adjustable rates at the beginning of the eighth year and are adjustable thereafter.

(3) Includes FHLMC preferred stock, FNMA preferred stock, other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $13.2 million and securities available for sale of $42.4 million.

(4) Includes $629,000 and $6.9 million in mortgage-backed securities in the adjustable and fixed first mortgage loans, respectively.

     Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

     NPV Analysis. As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the "market value of portfolio equity" ("NPV") methodology which the OTS has adopted as part of its capital regulations.

     Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in Net Interest Income ("NII") and NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve. Projected values of NII and NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

     Presented below, as of December 31, 1998, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.



                    Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                        Net Portfolio Value       NPV as % of PV of Assets
                   -----------------------------  ------------------------
 Change in Rates   $ Amount  $ Change  % Change    NPV Ratio      Change
-----------------  --------  --------  ---------  ----------    ----------
(Dollars in thousands)
     +400 bp        $39,231    -5,002       -11%      12.28%       -88bp
     +300 bp         41,304    -2,929        -7       12.73        -43bp
     +200 bp         42,957    -1,275        -3       13.06        -10bp
      +100 bp        43,937      -295        -1       13.20          4bp
     0 bp            44,232        --        --       13.16           --
     -100 bp         44,149       -84        --       13.02        -14bp
     -200 bp         44,237         4        --       12.92        -24bp
     -300 bp         45,007       775         2       12.99        -17bp
     -400 bp         45,273     1,040         2       12.93        -23bp

_________________________________

(1)  Denotes rate shock used to compute interest rate risk capital component.

     As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Table presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

Asset Quality

     Delinquencies. The Company's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment, plus a late charge for mortgage loans. If delinquency continues, on the 20th day past due, a telephone call is made to the borrower seeking payment. If the loan is 30 days past due, a delinquent notice is mailed along with a letter advising that the mortgagors are in violation of the terms of their mortgage contract. If a loan becomes 60 days past due, the loan becomes subject to possible legal action. After 90 days, if satisfactory payment terms are not reached with the borrower, foreclosure proceedings are initiated. To the extent required by the Department of Housing and Urban Development ("HUD") regulations, generally within 45 days of delinquency, a Section 160 HUD notice is given to the borrower which provides access to consumer counseling services.

     It is sometimes necessary and desirable to arrange special repayment schedules with mortgagors to prevent foreclosure or filing for bankruptcy. The mortgagors are required to submit a written repayment schedule which is closely monitored for compliance. Under these terms, the account is brought to date, usually within a few months.

     Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is more than 90 days past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

     Real estate acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is deemed foreclosed real estate until such time as it is sold. In general, the Company considers collateral for a loan to be in substance foreclosed if: (i) the borrower has little or no equity in the collateral; (ii) proceeds for repayment of the loan can be expected to come only from the operation or sale of the collateral; and (iii) the borrower has either formally or effectively abandoned control of the collateral to the Company, or retained control of the collateral but is unlikely to be able to rebuild equity in the collateral or otherwise repay the loan in the foreseeable future.

     When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 1998, the Company's foreclosed real estate consisted of four properties with an aggregate value of $187,000.

     Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans within the meaning of SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, and did not have any loans that were ninety days past due and still accruing interest.

                                                      At December 31,
                                          ----------------------------------------
                                            1998     1997    1996    1995    1994
                                          --------  ------  ------  ------  ------
                                                   (Dollars in thousands)
Nonaccrual loans and nonperforming
assets:
First mortgage loans:
   One-to-four family residential          $  403   $ 122   $ 149   $ 137   $ 299
   Multifamily and commercial
     properties (2)                           423      --      --      --      --
Consumer loans:                               130      25      35      44      25
                                           ------   -----   -----   -----   -----
   Total nonaccrual loans                     956     147     184     181     324
Total foreclosed real estate(1)               187      67     128     128      --
Other nonperforming assets                      1      --       2     109      --
                                           ------   -----   -----   -----   -----
   Total nonperforming assets              $1,144   $ 214   $ 314   $ 418   $ 324
                                           ======   =====   =====   =====   =====
Total nonaccrual loans to net loans
   receivable                                0.38%   0.08%   0.11%   0.12%   0.26%
Total nonaccrual loans to total assets       0.28    0.07    0.09    0.10    0.21
Total nonperforming assets to total
   assets                                    0.34    0.10    0.15    0.23    0.21


                                                            (Notes on following page)
------------------------

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

(2) Includes a purchase loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

     The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.


                                                      At December 31,
                                            -----------------------------------
                                             1998    1997   1996   1995   1994
                                            -------  -----  -----  -----  -----
                                                      (In thousands)
Loans past due 60-89 days:
First mortgage loans:
   One-to-four family residential            $1,070  $ 275  $ 323  $ 311  $ 288
   Multifamily and commercial properties         22     --     --     --     --
Consumer loans                                  270    135     51     28     62
                                             ------  -----  -----  -----  -----
     Total past due 60-89 days               $1,362  $ 410  $ 374  $ 339  $ 350
                                             ======  =====  =====  =====  =====

     The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 1998.

                                                       At December 31, 1998
                                                      ----------------------
                                                        Balance     Number
                                                      -----------  ---------
                                                      (Dollars in thousands)
One-to-four family first mortgage loans:
   Loans 60 to 89 days delinquent                          $1,070         25
   Loans 90 days or more delinquent                           403         11
Multifamily and commercial first mortgage loans:
   Loans 60 to 89 days delinquent                              22          1
   Loans 90 days or more delinquent (1)                       423          2
Consumer Loans:
   Loans 60 to 89 days delinquent                             270         29
   Loans 90 days or more delinquent                           130         13
Foreclosed real estate                                        187          4
Other nonperforming assets                                      1          1
Loans to facilitate sale of foreclosed real estate            206          6
Special mention loans                                         654         24

(1) Includes a purchase loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

     Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management.
Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 1998, the Company had $654,000 of special mention loans, consisting of eleven loans secured by one-to-four family residences, one commercial property and twelve consumer loans.

     The following table sets forth the aggregate amount of the Company's classified assets at the dates indicated.

                                           At December 31,
                              -----------------------------------------
                                1998    1997   1996      1995     1994
                              --------  -----  -----  ----------  -----
                                           (In thousands)
Substandard assets            $ 745(2)  $ 208  $ 311   $1,134(1)  $ 357
Doubtful assets                  --        --     --       --        --
Loss assets                      35        18      9       --        10
                              -----     -----  -----   ------     -----
   Total classified assets    $ 780     $ 226  $ 320   $1,134     $ 367
                              =====     =====  =====   ======     =====


---------------------

(1) Includes one purchased loan which was secured by a multifamily property that was 30 days past due in the amount of $791,000 (in actual dollars). This loan was repaid in January 1996.
(2) Includes one purchased loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

     Allowance for Loan Losses. It is management's policy to provide an allowance for estimated losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 1998, 1997 and 1996 the Company's provision for loan losses were $210,000, $240,000 and $240,000, respectively. The Company's allowance for loan losses totalled $2.7 million, $2.2 million and $2.0 million at December 31, 1998, 1997 and 1996, respectively.

     Management believes that the allowances for losses on loans and foreclosed real estate are adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                       For the Year Ended December 31,
                                          ----------------------------------------------------------
                                             1998        1997        1996        1995        1994
                                          ----------  ----------  ----------  ----------  ----------
                                                         (Dollars in thousands)
Total loans outstanding                    $259,360   $ 194,626   $ 168,921    $151,310    $128,951
Average net loans outstanding               246,510     175,284     156,708     137,068     118,997
Allowance balances (at beginning of
   period                                     2,151       1,953       1,736       1,543       1,306
                                           --------   ---------   ---------    --------    --------
Provisions for losses:
   First mortgage loans                         135         190         150         200         165
   Consumer loans                                75          50          90          50          77
   Effect of-                                   343          --          --          --          --
     Valley Financial Corporation
Charge-Offs:
   First mortgage loans                           6          21           5           2          --
   Consumer loans                                23          31          19          56           7
Recoveries:
   First mortgage loans                          --          --          --          --          --
   Consumer loans                                 1          10           1           1           2
                                           --------   ---------   ---------    --------    --------
   Net charge-offs                               28          42          23          57           5
                                           --------   ---------   ---------    --------    --------
Allowance balance (at end of period)       $  2,676   $   2,151   $   1,953    $  1,736    $  1,543
                                           ========   =========   =========    ========    ========
Allowance for loan losses as a percent
of total loans receivable at end of
   period                                      1.03%       1.10%       1.16%       1.15%       1.20%
Net loans charged off as a percent of
   average net loans outstanding               0.01        0.02        0.01        0.04          --
Ratio of allowance for loan losses to
total nonaccrual loans at end of
   period                                    279.72    1,468.33    1,059.35      960.20      476.23
Ratio of allowance for loan losses to
total nonaccrual loans and foreclosed
   real estate at end of period              233.95    1,006.96      621.31      562.15      476.23

     Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:


                                                                      At December 31,
                      -------------------------------------------------------------------------------------------------------------
                              1998                    1997                   1996                  1995                1994
                      -------------------------------------------------------------------------------------------------------------
                                 % of Loans             % of Loans           % of Loans           % of Loans           % of Loans
                                  In Each                In Each              In Each              In Each               In Each
                                Category to            Category to          Category to           Category to           Category to
                       Amount   Total Loans   Amount   Total Loans   Amount  Total Loans   Amount  Total Loans  Amount  Total Loans
                      -------- ------------- -------- ------------  -------- ------------  ------- -----------  ------- -----------
                                                                 (Dollars in thousands)
Balance at end of
period applicable to:
 One-to-four family
  residential
  mortgage loans      $    684        57.45% $    675         59.48% $    503        63.44% $   418       62.70% $   429      65.48%
 Multifamily
  residential
  mortgage loans        1,298        25.02     1,026         26.38       948        20.42      870       20.90      646       16.70
 Commercial mortgage
  loans                   228         4.39        76          1.95       157         3.09      175        3.85      189        4.79
 Consumer loans           466        13.14       374         12.19       345        13.05      273       12.55      279       13.03
                      -------- -------------  -------- ------------  -------- ------------  ------- -----------  ------- -----------
  Total allowance for
    loan losses       $  2,676        100.00% $  2,151       100.00% $  1,953       100.00% $ 1,736      100.00% $ 1,543     100.00%
                      ======== =============  ======== ============  ======== ============  ======= ===========  ======= ==========

Average Balance Sheet

    The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances were computed on a monthly basis.

                                                                           For the Year Ended December 31,
                                                    -----------------------------------------------------------------------
                            At December 31, 1998                   1998                                 1997
                            ----------------------  -----------------------------------  ----------------------------------
                                                                                Average                              Average
                                           Yield/      Average                   Yield/     Average                   Yield/
                               Balance      Cost       Balance      Interest      Cost      Balance      Interest      Cost
                            ------------- --------- ------------- ------------ --------- ------------- ------------ -------
                                                                   (Dollars in thousands)
Assets:
Interest-earning assets:
     First mortgage
      loans(1)..............  $ 222,621     7.88%   $ 216,914     $17,318(8)     7.98%   $ 154,227     $12,433(8)     8.06%
     Consumer loans(1)......     34,076     9.18       32,173       3,014        9.37       23,138       2,201        9.51
     Investment securities..     62,513(4)  5.59       57,826(5)    3,270        5.65       27,102(6)    1,571        5.79
                              ---------     ----    ---------     -------        ----    ---------     -------        ----
       Total
        interest-earning
        assets..............    319,210     7.57%     306,913      23,602        7.69%   $ 204,467     $16,205        7.93
                                                                  =======                              =======
   Noninterest-earning
    assets..................     17,480                16,847                                6,645
                              ---------             ---------                            ---------
       Total assets.........  $ 336,690             $ 323,760                            $ 211,112
                              =========             =========                            =========
Liabilities and Equity:
Interest-bearing
 liabilities:
     NOW and money market
       savings..............  $  50,735     2.20%   $  44,622     $ 1,351        3.03%   $  21,777     $   632        2.90%
     Passbook savings.......     26,098     2.24       25,591         594        2.32       17,425         392        2.25
     Certificates of
      Deposit...............    164,396     5.63      159,701       8,948        5.60       93,239       5,470        5.87
     Borrowed funds.........     38,832     5.61       34,020       1,976        5.81       23,679       1,406        5.94
                              ---------     ----    ---------     -------        ----    ---------     -------        ----
       Total
        interest-bearing
        liabilities.........  $ 280,061     4.69%   $ 263,934     $12,869        4.88%   $ 156,120     $ 7,900        5.06%
                                                                                                       =======
   Noninterest-bearing
    liabilities.............      8,422                 9,587                                5,634
                              ---------             ---------                            ---------
       Total liabilities....  $ 288,483             $ 273,522                            $ 161,754
Equity......................     48,207                50,239                               49,358
                              ---------             ---------                            ---------
       Total liabilities
        and equity..........  $ 336,690               323,760                            $ 211,112
                              =========             =========                            =========
   Net interest income......                                      $10,733                              $ 8,305
                                                                  =======                              =======
   Net interest rate
    spread(2)...............                2.88%                                2.81%                                2.87%
   Net interest margin (3)..                3.45                                 3.50                                 4.06
   Ratio of average
    interest-earning
    assets to average
    interest-
    bearing liabilities.....              113.98                               116.28                               130.97


                              For the Year Ended December 31,
                            -------------------------------------
                                           1996
                            -------------------------------------
                                                        Average
                               Average                   Yield/
                               Balance     Interest      Cost
                            ------------- ---------   -----------
                                    (Dollars in thousands)
Assets:
Interest-earning assets:
     First mortgage
      loans(1)..............  $ 137,668   $  11,174(8)       8.12%
     Consumer loans(1)......     20,900       2,007          9.60
     Investment securities..     29,827(7)    1,909          6.40
                              ---------   ---------          ----
       Total
        interest-earning
        assets..............  $ 188,395   $  15,090          8.01
                                          =========
   Noninterest-earning
    assets..................      4,721
                              ---------
       Total assets.........  $ 193,116
                              =========
Liabilities and Equity:
Interest-bearing
 liabilities:
     NOW and money market
       savings..............  $  18,704   $     530          2.83%
     Passbook savings.......     18,997         432          2.27
     Certificates of
      Deposit...............     88,688       5,256          5.93
     Borrowed funds.........     12,114         711          5.87
                              ---------   ---------
       Total
        interest-bearing
        liabilities.........  $ 138,503   $   6,929          5.00%
                                          =========
   Noninterest-bearing
    liabilities.............      4,920
                              ---------
       Total liabilities....  $ 143,423
Equity......................     49,693
                              ---------
       Total liabilities
        and equity..........  $ 193,116
                              =========
   Net interest income......              $   8,161
                                          =========
   Net interest rate
    spread(2)...............                                 3.01%
   Net interest margin (3)..                                 4.33
   Ratio of average
    interest-earning
    assets to average
    interest-
    bearing liabilities.....                               136.02

____________________

(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $13,201,000 and securities available for sale of $49,312,000.
(5) Includes interest-bearing deposits of $8,235,000 and securities available for sale of $49,590,000.
(6) Includes interest-bearing deposits of $3,912,000, securities available for sale of $22,440,000 and securities held to maturity of $750,000.
(7) Includes interest-bearing deposits of $3,323,000, securities available for sale of $16,298,000 and securities held to maturity of $10,206,000.
(8) Includes loan fee amortization of $(29,000), $(35,000) and $(33,000) for the years ended December 31, 1998, 1997 and 1996.

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.


                                             Year Ended                                Year Ended
                                           December 31, 1998                         December 31, 1997
                                             Compared to                               Compared to
                                             Year Ended                                Year Ended
                                           December 31, 1997                         December 31, 1996
                                 ------------------------------------------------------------------------------------
                                     Increase/(Decrease)                        Increase/(Decrease)
                                           Due to                                     Due to
                                 ----------------------------    Total     --------------------------------    Total
                                                      Rate/     Increase                          Rate/       Increase
                                  Volume     Rate     Volume   (Decrease)   Volume      Rate      Volume     (Decrease)
                                 --------  --------  --------  ----------  ---------  --------  ----------   ------------
                                                                     (In thousands)
Interest income:
 First mortgage loans............$  5,054  $  (120)  $    (49) $    4,885  $   1,344  $    (76)  $      (9)  $      1,259
 Consumer loans..................     859      (33)       (13)        813        215       (19)         (2)          194
 Investment securities...........   1,770      (83)        12       1,699       (216)     (109)        (13)         (338)
                                 --------  -------   --------  ----------  ---------  --------   ---------   -----------
  Total interest-earning assets..$  7,683  $  (236)  $    (50) $    7,397  $   1,343  $   (204)  $     (24)  $     1,115
                                 ========  =======   ========  ==========  =========  ========   =========   ===========

Interest expense:
 NOW and money market savings....$    663  $    27   $     29  $      719  $      87  $     13   $       2   $       102
 Passbook savings................     184       13          6         203        (36)       (4)         --           (40)
 Certificate of deposits.........   3,897     (246)      (175)      3,476        271       (53)         (3)          215
 Borrowed funds..................     614      (30)       (13)        571        679         8           7           694
                                 --------  -------   --------  ----------  ---------  --------   ---------   -----------
  Total interest-bearing
   liabilities...................$  5,358  $  (236)  $   (153) $    4,969  $   1,001  $    (36)  $       6   $       971
                                 ========  =======   ========  ==========  =========  ========   =========   ===========
Net change in net interest
 income..........................$  2,325  $    --   $    103  $    2,428  $     342  $   (168)  $     (30)  $       144
                                 ========  =======   ========  ==========  =========  ========   =========   ===========

PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The unaudited pro forma consolidated financial statements presented on the following pages are based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statements of income for the year ended December 31, 1998 and 1997 were prepared as if the Acquisition had occurred as of the beginning of the respective periods for purposes of the combined consolidated statements of income and as if such an acquisition had occurred at December 31, 1997 for purposes of the combined consolidated statement of financial condition. The income statement for the year ended December 31, 1998 would therefore include the month ended January 31, 1998 for Valley Financial.

These pro forma financial statements are not necessarily indicative of the results of operations that might have occurred had the Acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.

                 MANAGEMENT OF THE HOLDING COMPANY AND THE BANK


  The Board of Directors of the Holding Company is divided into three classes, each of which contains one-third of the Board. The Bylaws of the Holding Company currently authorize six directors. Currently, all directors of the Holding Company are also directors of the Bank.

Directors

  David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

  John M. Peters is a retired attorney.

  Howard A. Hecht is a retired insurance executive, who was a Vice President with Principal Mutual Life Insurance Company in Des Moines, Iowa.

  Melvin R. Schroeder is Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa.

  KaRene Egemo is the owner of Egemo Realty, Inc. in Fort Dodge, Iowa.

  Robert H. Singer, Jr. is the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

Executive Officers Who are Not Directors

  C. Thomas Chalstrom is Chief Operating Officer of the Bank and Executive Vice President of the Holding Company and the Bank.

  Jean L. Lake is Secretary of the Holding Company and the Bank.

  John L. Pierschbacher, CPA is Treasurer of the Holding Company and the Bank.

  Kirk A. Yung is Senior Vice President of the Bank.

                            SHAREHOLDER INFORMATION

Price Range of the Company's Common Stock

      The Company's Common Stock trades on The Nasdaq National Market System under the symbol "FFFD." The following table shows the high and low per share sales prices of the Company's Common Stock as reported by Nasdaq and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.


                      Price Range
                     --------------  Dividends Declared
   Quarter Ended      High    Low        Per Share
-------------------  ------  ------  ------------------
1997
----
 First Quarter       16.750  13.375              0.0625
 Second Quarter      16.125  15.000              0.0625
 Third Quarter       18.250  15.625              0.0625
 Fourth Quarter      20.125  17.188              0.0625

1998
----
 First Quarter       22.875  18.750              0.0800
 Second Quarter      24.875  21.188              0.0800
 Third Quarter       21.250  15.000              0.0800
 Fourth Quarter      18.313  15.406              0.0800
--------------------

The Company's Common Stock was traded at $16.50 as of March 12, 1999.

Information Relating to the Company's Common Stock

     As of March 11, 1999, the Company had 2,120 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 2,957,242 shares of the Common Stock were outstanding.

     The Company's current quarterly dividend is $0.10 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

     The Bank will not be permitted to pay dividends to the Holding Company on its capital stock if its shareholders' equity would be reduced below the amount required for the liquidation account. For information concerning federal regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see Note 11 to the Consolidated Financial Statements.

     Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be dependent on the net proceeds retained by the Holding Company and earnings thereon and may be dependent, in part, upon dividends from the Bank. The Holding Company is subject to the requirements of Iowa law, which prohibit the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Holding Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Annual Meeting

     The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Friday, April 23, 1999 at the Country Inn, 3259 5/th/ Avenue South, Fort Dodge, Iowa.

Stockholders and General Inquiries

David M. Bradley
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531

General Counsel                              Independent Auditor
Johnson, Erb, Bice,                          McGladrey & Pullen, LLP
Kramer, Good & Mulholland, P.C.              640 Capital Square
809 Central Avenue                           Fourth & Locust Streets
Fort Dodge, Iowa 50501                       Des Moines, Iowa 50309

Special Counsel                              Transfer Agent
Thacher Proffitt & Wood                      American Securities Transfer and
1700 Pennsylvania Avenue, N.W., Suite 800    Trust, Inc.
Washington, D.C.  20006                      1825 Lawrence Street, Suite 444
                                             Denver, Colorado  80202-1817
                                             (303) 234-5300

Annual Report on Form 10-K

     A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 1998 will be furnished without charge to shareholders as of March 11, 1999 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.