Form 10-K405, Exhibit 13
period 1999-12-31
NORTH CENTRAL BANCSHARES INC
filed 2000-03-28
CIK 1005188

                        NORTH CENTRAL BANCSHARES, INC.

                       Holding Company for First Federal
                             Savings Bank of Iowa



                              1999 ANNUAL REPORT

                               TABLE OF CONTENTS

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER...........   3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA...........................   4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................   7

INDEX TO FINANCIAL STATEMENTS............................................  31

QUARTERLY RESULTS OF OPERATIONS (Unaudited)..............................  63

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK...........................  64

SHAREHOLDER INFORMATION..................................................  65

     This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products.

March 27, 2000

                    MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER

Dear Shareholders:

     We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 1999. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank").

     For the year ended December 31, 1999, North Central Bancshares' net income was $4.2 million, or $1.60 diluted earnings per share, as compared to $4.4 million, or $1.40 diluted earnings per share, for the year ended December 31, 1998. Some of our achievements during the past year include:

                                1999 HIGHLIGHTS

     . Total assets, loans, deposits and earnings per share reached new Company highs.

          .  Total assets reached a high of $367.4 million
          .  Total net loans increased by 12.9% or $32.7 million.
          .  Total deposits grew to $271.0 million.
          . Earnings per share reached a high of $1.60, a 14.3% increase over the prior year.

     . Repurchased a total of 702,707 shares or 23.7% of outstanding stock for the year ended December 31, 1999.

     . Increased quarterly dividends in April, 1999 to $0.10 per share, a 25% increase.

     .    Opened a new office in Perry, Iowa.

     . Began construction on a new larger branch office building in Ames, Iowa.

     . Began offering mutual funds and variable annuities through the Bank's wholly owned subsidiary, First Federal Investment Services, Inc., formerly known as First Financial Services Corporation.

     . Successfully completed all computer and operational preparations for the year 2000 rollover.


     I want to thank our loyal and valued staff who helped make 1999 a successful year for it is truly our people who make the difference. The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We pledge to continue our efforts to increase the overall financial return to you, our shareholders.

                                Sincerely,



                                David M. Bradley
                                Chairman, President and Chief Executive Officer

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                     At December 31,
                                                  -----------------------------------------------------
                                                    1999       1998       1997       1996       1995
                                                  ---------  ---------  ---------  ---------  ---------
                                                                     (In thousands)
Selected Consolidated Financial
  Condition Data:
Total assets...............................        $367,433   $336,690   $221,954   $203,093   $179,930
Cash (noninterest-bearing).................           8,542      2,435        982        963        709
Loans receivable, net:(1)
  First mortgage loans secured
    by one- to four-family
    residences.............................         161,547    145,967    114,286    106,053     93,438
  First mortgage loans secured
    by multi-family properties.............          71,503     63,285     49,895     33,015     30,070
  First mortgage loans secured
    by commercial properties...............          17,470     11,168      3,724      5,068      5,650
  Consumer loans...........................          36,239     33,612     23,344     21,695     18,714
                                                   --------   --------   --------   --------   --------
    Total loans receivable, net............         286,759    254,032    191,249    165,831    147,872
Investment securities(2)...................          53,820     63,084     22,279     29,577     26,156
Deposits...................................         271,031    246,690    141,124    129,722    126,672
Borrowed funds.............................          55,715     38,832     28,550     22,335     21,940
Total shareholders' equity.................          38,127     48,207     50,417     49,235     29,900

                                                           For the Year Ended December 31,
                                                   -----------------------------------------------
                                                     1999      1998      1997     1996      1995
                                                   --------  --------  --------  -------  --------
                                                                    (In Thousands)
Selected Operating Data:
Interest income............................         $24,556   $23,602   $16,205  $15,090   $13,148
Interest expense...........................          13,604    12,869     7,900    6,929     7,079
                                                    -------   -------   -------  -------   -------
   Net interest income before
     provision for loan losses.............          10,952    10,733     8,305    8,161     6,069
Provision for loan losses..................             120       210       240      240       250
                                                    -------   -------   -------  -------   -------
   Net interest income after
     provision for loan losses.............          10,832    10,523     8,065    7,921     5,819
                                                    -------   -------   -------  -------   -------
Noninterest income:
     Fees and service charges..............           1,485     1,243       657      580       445
     Abstract fees.........................           1,421     1,584     1,222      931       794
     Other income..........................           1,157     1,088       658      382       463
                                                    -------   -------   -------  -------   -------
       Total noninterest income............           4,063     3,915     2,537    1,893     1,702
                                                    -------   -------   -------  -------   -------
Noninterest expense:
     Salaries and employee benefits........           4,026     3,482     2,209    2,004     1,681
     Premises and equipment................             931       812       444      421       382
     Data processing.......................             522       553       258      244       236
     One-time SAIF special assessment......              --        --        --      817        --
     SAIF deposit insurance
       premiums............................             147       143        85      279       287
       Goodwill............................             472       436        28       29        30
     Other expenses........................           2,356     2,146     1,553    1,144     1,042
                                                    -------   -------   -------  -------   -------
       Total noninterest expense...........           8,454     7,572     4,577    4,938     3,658
                                                    -------   -------   -------  -------   -------
Income before income taxes.................           6,441     6,866     6,025    4,876     3,863
Income tax expense.........................           2,241     2,481     2,108    1,744     1,403
                                                    -------   -------   -------  -------   -------
   Net income..............................         $ 4,200   $ 4,385   $ 3,917  $ 3,132   $ 2,460
                                                    =======   =======   =======  =======   =======

                                                                    At or for the Year Ended December 31,
                                                            ------------------------------------------------------
                                                               1999       1998       1997        1996       1995
                                                            ----------  --------  ----------  ----------  --------
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)..................................         2.86%     2.81%       2.87%       3.01%     2.75%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets).......................................         3.35      3.50        4.06        4.33      3.66
Return on average assets (net income
  divided by average total assets)......................         1.21      1.35        1.86        1.62      1.45
Return on average equity (net income
  divided by average equity)............................         9.51      8.73        7.94        6.30      8.54
Noninterest income to average assets....................         1.21      1.21        1.20        0.98      1.00
Efficiency ratio(3).....................................        56.30     51.69       42.21       49.11     47.07
Noninterest expense to average assets...................         2.45      2.34        2.17        2.56      2.16
Net interest income after provision for
  loan losses to noninterest expenses...................       128.13    138.97      176.22      160.40    159.07
Financial Condition Ratios: (%) (4)
Equity to assets at period end..........................        10.38     14.32       22.72       24.24     16.62
Tangible equity to tangible assets
    at period end (5) (6)...............................         8.68     12.42       22.32       23.80     16.09
Average shareholders' equity divided by
  average total assets..................................        12.77     15.52       23.38       25.73     16.99
Average tangible shareholders equity divided
    by average tangible total assets (5) (6)............        10.94     13.71       22.96       25.29     16.42
Average interest-earning assets to average
  interest-bearing liabilities..........................       112.05    116.28      130.97      136.02    121.37
Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans.....................         0.07      0.38        0.08        0.11      0.12
Nonperforming assets to total assets(7).................         0.20      0.34        0.10        0.15      0.23
Allowance for loan losses as a percent of
  total loans receivable at end of period...............         0.95      1.03        1.10        1.16      1.15
Allowance for loan losses to nonaccrual
  loans.................................................     1,301.13    279.72    1,468.33    1,059.35    960.20
Per Share Data:
Book value per share....................................    $   16.86   $ 16.26   $   15.43   $   14.36   $  8.72
Tangible book value per share(5)........................        13.83     13.79       15.09       14.01      8.39
Basic earnings per share (8)............................         1.64      1.44        1.23        0.82      0.63
Diluted earnings per share (9)..........................         1.60      1.40        1.21        0.82      0.63
Dividends declared per share............................         0.40      0.32        0.25        0.28      0.60
Dividend payout ratio...................................         0.24      0.22        0.20        0.34      0.95
Key Financial Ratios Excluding
SAIF Assessment: (%) (10)
Return on average assets (net income divided
  by average total assets)..............................         1.21%     1.35%       1.86%       1.89%     1.45%
Return on average equity (net income
  divided by average equity)............................         9.51      8.73        7.94        7.34      8.54
Efficiency ratio (3)....................................        56.30     51.69       42.21       40.99     47.07
Noninterest expense to average assets...................         2.45      2.34        2.17        2.13      2.16
Net interest income after provision for
    loan losses to noninterest expenses.................       128.13    138.97      176.22      192.21    159.07
Other Data:
Cash earnings (12)......................................    $   4,672   $ 4,821   $   3,945   $   3,161   $ 2,490
Cash earnings per share diluted (9) (12)................         1.78      1.54        1.22        0.83      0.64
Cash return on average assets (12)......................         1.35      1.49        1.87        1.64      1.47
Cash return on average equity (12)......................        10.58      9.60        7.99        6.77      8.64

______________________
                                                       (Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 1999, 1998, 1997, 1996 and 1995 was $2.8 million, $2.7 million, $2.2 million, $2.0 million and $1.7 million, respectively.

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

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 1999, 1998, 1997, 1996 and 1995 was $6.8 million, $7.3 million, $1.1 million, $1.2 million and $1.1 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 1999, 1998, 1997, 1996 and 1995 was $6.8 million, $7.3 million, $1.1 million, $1.2 million and $1.1 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans, foreclosed real estate and other nonperforming assets.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 1999, 1998, 1997, 1996 and 1995 were 2,562,940,
       3,048,148, 3,184,269, 3,818,273 and 3,919,488, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 1999, 1998, 1997, 1996 and 1995 were 2,621,542, 3,132,833, 3,241,069, 3,818,273 and
       3,919,488, respectively.

(10) For 1996, excludes the one-time $817,000 (pre-tax) special assessment for the recapitalization of the Savings Association Insurance Fund ("SAIF").

(11) As of the close of business on January 30, 1998, the Company completed the Acquisition of Valley Financial Corp. Subsequent to January 30, 1998, the information contained in the Financial Selected Data tables reflect the effect of the Acquisition. Financial data prior to January 30, 1998, does not reflect the Acquisition and is based upon historical figures.

(12)   Cash earnings excludes from net income the amortization of goodwill.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     North Central Bancshares, Inc. (the "Holding Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally-chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company." The Holding Company was organized on December 5, 1995 at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the capital stock to be issued by the Bank in connection with the conversion and reorganization of the Bank and North Central Bancshares, M.H.C. (the "MHC") from the mutual to the stock holding company structure (these transactions are collectively referred to as the "Conversion"). On March 20, 1996, upon completion of the Conversion, the Holding Company issued an aggregate of 4,011,057 shares of its common stock, par value $0.01 per share ("Common Stock"), of which 1,385,590 shares were issued in exchange for all of the Bank's issued and outstanding shares, except for shares owned by the MHC which were cancelled, and 2,625,467 shares of which were sold in Subscription and Community Offerings at a price of $10.00 per share, with
gross proceeds amounting to $26,254,670.   At this time, the Holding Company
conducts business as a unitary savings and loan holding company and the principal business of the Holding Company consists of the operation of its wholly-owned subsidiary, the Bank.

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

SAIF Recapitalization

     In response to the disparity in deposit insurance assessment rates that existed between banks insured by the Bank Insurance Fund ("BIF") and thrifts insured by the SAIF, the Deposits Funds Insurance Act of 1996 (the "Funds Act") was enacted on September 30, 1996. The Funds Act authorized the Federal Deposit Insurance Corporation ("FDIC") to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF. The Company's special SAIF assessment of $817,000 before taxes (and $512,000 net of taxes) was charged against income in the third quarter of 1996 and paid in November 1996 (the "SAIF Assessment"). In view of the recapitalization of the SAIF, the FDIC reduced the assessment rates for SAIF-assessable deposits. For the fiscal years ended December 31, 1999, 1998 and 1997, the Bank incurred $147,000, $143,000 and
$85,000, respectively, in deposit insurance premiums and for the interest payments on the FICO bonds issued by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

Business Strategy

     The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family residential real estate and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a locally-headquartered institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans (including the purchase of qualifying multi-family and commercial real estate loans) and securities issued or guaranteed by the United States Government or agencies thereof and mortgage-backed securities; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; (4) controlling noninterest expenses; (5) managing interest rate risk exposure while achieving desirable levels of profitability; and (6) increasing noninterest income through (i) abstract company business conducted through a wholly owned subsidiary, (ii)mortgage banking business conducted through a wholly owned subsidiary (iii)sale of fixed and variable rate annuities and mutual funds conducted through a wholly owned subsidiary and (iv)other increases in fees and service charges.

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

     Strong Retail Deposit Base. In 1999, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Perry, Burlington and Mount Pleasant, Iowa. The stability of the Company's deposit base has been enhanced by the Company's offering of certificates of deposit with original terms longer than one year (which comprise $160.0 million, or 59.0%, of total deposits at December 31, 1999) at attractive interest rates, and programs tying low-cost checking account services to the maintenance of specified certificate of deposit balances or loan balances. At December 31, 1999, 29.4% of the deposit base, or $79.8 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

     Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing, and has been primarily a portfolio lender. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 1999, 44.0% of the Company's total assets consisted of one- to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multi-family and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 1999, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $10.3 million of one- to four-family residential mortgage loans, or 3.5% of the Company's total loan portfolio, and $83.6 million of multi-family
and commercial loans, or 28.7% of the Company's total loan portfolio.   At
December 31, 1999, the Company's ratio of nonperforming assets to total assets was 0.20%. The Company also invests in United States Treasury securities, United States Government agencies, state and local obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

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

     Capital Strength and Controlled Internal Growth. Total equity increased from $29.9 million at December 31, 1995 to $38.1 million at December 31, 1999, an increase of 27.5%. Total assets have increased by $187.5 million, or 104.2%, since December 31, 1995. As a result, the ratio of total equity to total assets has decreased from 16.6% at December 31, 1995 to 10.4% at December 31, 1999. The Company's growth can be attributed to the Acquisition and the Company's emphasis on the origination and purchase of residential mortgage loans and the purchase of multi-family and commercial mortgage loans. The Company's growth has been funded through a combination of the use of proceeds from the stock offerings held in 1994 and 1996, FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

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

     Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns an abstract company which operates in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 1999 was $1.4 million, offset by noninterest expense attributable to First Iowa. The Company also owns a mortgage banking company in Ames, Iowa, First Iowa Mortgage, Inc. ("First Iowa Mortgage"), the Bank's wholly owned subsidiary. On January 30, 1998, the Company acquired First Iowa Mortgage as a part of the Acquisition of Valley Financial. Non-interest income for such business for the year ended December 31, 1999 was $368,000, offset by non-interest expense attributable to First Iowa Mortgage.

     Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 1999, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $60.4 million, representing a one-year gap to total assets ratio of negative 16.5% as compared to a positive 3.0% at December 31, 1998. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in short to medium term United States Treasury notes, U. S. Government agencies, mortgage-backed securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "-- Discussion of Market Risk --Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

     Office of Thrift Supervision ("OTS") regulations require that thrift institutions such as the Bank maintain an average daily balance of liquid assets (cash, certain time deposits, banker's acceptances and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable deposits plus short-term borrowings.
At December 31, 1999, the amount of the Bank's liquid assets were $31.7 million, resulting in a liquidity ratio of 10.8%.

     The Company's primary sources of funds are deposits, amortization and prepayment of loans, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short- to medium-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 1999, $4.5 million, or 11.8%, of the Company's investment portfolio, excluding equity securities, was scheduled to mature in one year or less; $12.6 million, or 33.3%, was scheduled to mature in one to five years and $20.8 million, or 54.9%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 1999, totalled $117.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB is $151.9 million as of December 31, 1999. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

     At December 31, 1999, the Company had outstanding loan commitments of $5.4 million. This amount does not include undisbursed overdraft loan privileges and the unfunded portion of loans in process.

     The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 1999, the Holding Company repurchased 702,707 shares of its Common Stock, pursuant to repurchase programs which were approved by the OTS. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Notes 16 and 17 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders,
however, it is subject to the requirements of Iowa law.   Iowa law generally
prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 1999, 1998 and 1997, the Company's disbursements for loan originations and purchases totaled $91.7 million, $85.2 million and $62.3 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of securities and FHLB advances. Net cash flows used in investing activities amounted to $37.2 million, $2.2 million and $19.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash flows provided by financing activities amounted to $28.0 million, $9.4 million and $14.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 1999 with tangible and leverage capital ratios of 8.5% and a total risk-based capital ratio of 16.7%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

     The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 1999:

                                                  Capital         Excess
                                    Amount      Requirements     Capital
                                   --------    --------------    --------
                                               (In thousands)
   Tangible capital...........     $ 30,685         $  5,416     $ 25,269
   Core capital...............       30,685           10,833       19,852
   Risk-based capital.........       33,168           15,870       17,298

Discussion of Market Risk--Interest Rate Sensitivity Analysis

     As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 1999, 32.2% of the Company's loan portfolio was secured by properties outside the State of Iowa, located in twenty-six states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 1999, neither the Holding Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

     The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans, and maintaining a level of liquidity by investing in short- to medium-term United States Treasury notes, U. S. Government agencies, mortgage-backed securities and short-term interest-earning deposits. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

     At December 31, 1999, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $60.4 million, representing a one-year gap ratio of negative 16.5%, compared to a one-year gap ratio of positive 3.0% at December 31, 1998. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

     Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                             At December 31, 1999 (1)
                                                ---------------------------------------------------------------------------------
                                                 Within        1-3         3-5        5-10        10-20      Over 20
                                                 1 Year       Years       Years       Years       Years       Years       Total
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                               (Dollars in thousands)
Interest-earning assets:
     First mortgage loans
     Adjustable (2)..........................    $ 63,686    $ 54,069    $ 28,788   $      --   $      --   $      --    $146,543
      Fixed (2)..............................      27,833      31,498      27,157      30,380       2,011          24     118,903
   Consumer and other loans..................      14,911      15,258       5,844         515          34           1      36,563
   Investment securities(3) (4)..............      13,235       5,457      14,093      10,355         432          --      43,572
                                                 --------    --------    --------    --------    --------    --------    --------
      Total interest-earning assets..........    $119,665    $106,282    $ 75,882    $ 41,250    $  2,477    $     25    $345,581
                                                 ========    ========    ========    ========    ========    ========    ========

Rate sensitive liabilities:
   Savings accounts..........................    $  4,391    $  6,670    $  4,595    $  6,166    $  3,386    $    622    $ 25,830
   NOW accounts..............................      11,136      11,435       4,538       2,691         293           3      30,096
   Money market accounts.....................      13,797       3,667          --          --          --          --      17,464
   Certificate accounts......................     117,503      52,719      20,680         327          --          --     191,229
   Noninterest-bearing deposits..............       6,412          --          --          --          --          --       6,412
   FHLB advances and other liabilities.......      26,872      18,414      10,412          17          --          --      55,715
                                                 --------    --------    --------    --------    --------    --------    --------
      Total interest-bearing liabilities.....    $180,111    $ 92,905    $ 40,225    $  9,201    $  3,679    $    625    $326,746
                                                 ========    ========    ========    ========    ========    ========    ========

Interest sensitivity gap.....................    $(60,446)   $ 13,377    $ 35,657    $ 32,049    $ (1,202)   $    600
Cumulative interest sensitivity gap..........    $(60,446)   $(47,069)   $(11,412)   $ 20,637    $ 19,435    $ 20,035

Interest sensitivity gap to total assets.....      -16.45%       3.64%       9.70%       8.72%      -0.33%      -0.16%
Cumulative interest-sensitivity gap to
   total assets..............................      -16.45%     -12.81%      -3.10%       5.61%       5.29%       5.45%
Ratio of interest-earning assets to
   interest-bearing liabilities..............       66.44%     114.40%     188.64%     448.32%      67.33%       4.00%     107.88%
Cumulative ratio of interest-earning
   assets to interest-bearing liabilities....       66.44%      82.76%      96.36%     106.40%     105.96%     105.76%     105.76%

Total assets.................................    $367,562    $367,562    $367,562    $367,562    $367,562    $367,562    $367,562
Cumulative interest-bearing assets...........    $119,665    $225,947    $301,829    $343,079    $345,556    $345,581    $345,581
Cumulative interest sensitive liabilities....    $180,111    $273,016    $313,241    $322,442    $326,121    $326,746    $326,746

(1) The following assumptions were used in regard to prepayment speed for loans:
    (i) one- to four-family first mortgage residential properties will prepay at 15 percent per year, (ii) multi-family mortgage and commercial mortgage properties will prepay at 12 percent per year, (iii) all other loans including second mortgage residential properties, mortgage-backed securities and other consumer loans will prepay at 20 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent. Money Market accounts are assumed to be withdrawn at 79% percent during the first year with the balance being withdrawn within the one - to three - year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain short comings are inherent in the analysis presented by the foregoing table.

(2) Includes $492,000 and $9.2 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $4.1 million and securities available for sale of $39.5 million.

(4) Includes FHLMC preferred stock and FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.


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

     Presented below, as of December 31, 1999, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

                                     Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                                            Net Portfolio Value                                  NPV as % of PV of Assets
                      ----------------------------------------------------------------  ------------------------------------------
   Change in Rates          $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------  --------------------  --------------------  --------------------  --------------------  --------------------
                                                       (Dollars in Thousands)
       +300 bp                26,369               -9,917                 -27                    7.63                -234bp
       +200 bp                30,044               -6,242                 -17                    8.54                -144bp
       +100 bp                33,607               -2,678                  -7                    9.38                 -59bp
          0 bp                36,286                   --                  --                    9.97                    --
       -100 bp                37,931                1,646                   5                   10.30                  32bp
       -200 bp                38,767                2,481                   7                   10.41                  44bp
       -300 bp                39,065                2,780                   8                   10.40                  42bp

_____________________

(1)  Denotes rate shock used to compute interest rate risk capital component.


     As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Table presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not provide, a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

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

     When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 1999, the Company's foreclosed real estate consisted of ten properties with an aggregate value of $503,000.

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

                                                              At December 31,
                                                  ----------------------------------------
                                                   1999     1998     1997    1996    1995
                                                  ------  --------  ------  ------  ------
                                                            (Dollars in Thousands)
Nonaccrual loans and nonperforming
assets:
First mortgage loans:
   One- to four-family residential..........      $ 111    $  403   $ 122   $ 149   $ 137
   Multi-family and commercial
     properties (1).........................         --       423      --      --      --
Consumer loans:.............................        102       130      25      35      44
                                                  -----    ------   -----   -----   -----
   Total nonaccrual loans...................        213       956     147     184     181
Total foreclosed real estate(2).............        503       187      67     128     128
Other nonperforming assets..................         --         1      --       2     109
                                                  -----    ------   -----   -----   -----
   Total nonperforming assets...............      $ 716    $1,144   $ 214   $ 314   $ 418
                                                  =====    ======   =====   =====   =====
Total nonaccrual loans to net loans
   receivable...............................       0.07%     0.38%   0.08%   0.11%   0.12%
Total nonaccrual loans to total assets......       0.06      0.28    0.07    0.09    0.10
Total nonperforming assets to total
   assets...................................       0.20      0.34    0.10    0.15    0.23

________________________

(1) Includes a purchased loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

(2) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

     The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                              At December 31,
                                            -------------------------------------------------
                                              1999       1998      1997      1996      1995
                                            --------   --------  --------  --------  --------
                                                              (In Thousands)
Loans past due 60-89 days:
First mortgage loans:
   One- to four-family residential........    $  521     $1,070    $ 275    $ 323      $ 311
   Multi-family and commercial properties        491         22       --       --         --
Consumer loans............................       198        270      135       51         28
                                              ------     ------    -----    -----      -----
     Total past due 60-89 days............    $1,210     $1,362    $ 410    $ 374      $ 339
                                              ======     ======    =====    =====      =====


     The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 1999

                                                                           At December 31, 1999
                                                                     ---------------------------------
                                                                        Balance               Number
                                                                     --------------     --------------
                                                                          (Dollars in Thousands)
One- to four-family first mortgage loans:
Loans 60 to 89 days delinquent.........................                     $521              19
Loans 90 days or more delinquent.......................                      111               4
Multi-family and commercial first mortgage loans:
   Loans 60 to 89 days delinquent......................                      491               1
   Loans 90 days or more delinquent....................                       --
Consumer Loans:
   Loans 60 to 89 days delinquent......................                      198              22
   Loans 90 days or more delinquent....................                      102              25
Foreclosed real estate.................................                      503              10
Other nonperforming assets.............................                       --              --
Loans to facilitate sale of foreclosed real estate.....                      162               4
Special mention loans..................................                      761              29


     Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 1999, the Company had $761,000 of special mention loans, consisting of thirteen loans secured by one- to four-family residences, one commercial property and fifteen consumer loans.

     The following table sets forth the aggregate amount of the Company's classified assets at the dates indicated.

                                             At December 31,
                             -----------------------------------------------
                              1999      1998       1997     1996     1995
                             ------    ------     ------   ------   --------
                                              (In Thousands)
Substandard assets..........  $ 689        745 (2) $ 208    $ 311      1,134 (1)
Doubtful assets.............     --         --        --       --         --
Loss assets.................     60         35        18        9         --
                              -----    -------     -----    -----    -------
 Total classified assets....  $ 749    $   780     $ 226    $ 320    $ 1,134
                              =====    =======     =====    =====    =======


---------------------

(1) Includes one purchased loan which was secured by a multi-family property that was 30 days past due in the amount of $791,000 (in actual dollars). This loan was repaid in January, 1996.
(2) Includes one purchased loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

     Allowance for Loan Losses. It is management's policy to provide an allowance for estimated losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multi-family loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 1999, 1998 and 1997, the Company's provision for loan losses were $120,000, $210,000 and $240,000, respectively. The Company's allowance for loan losses totalled $2.8 million, $2.7 million and $2.2 million at December 31, 1999, 1998 and 1997, respectively.

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

     Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                              For The Year Ended December 31,
                                                 ----------------------------------------------------------
                                                    1999        1998        1997        1996        1995
                                                 ----------  ----------  ----------  ----------  ----------
                                                                      (Dollars in thousands)
Total loans outstanding...................       $ 291,760    $259,360   $ 194,626   $ 168,921    $151,310
Average net loans outstanding.............         265,553     246,510     175,284     156,708     137,068
Allowance balances (at beginning of
   period)................................           2,676       2,151       1,953       1,736       1,543
                                                 ---------    --------   ---------   ---------    --------
Provisions for losses:
   First mortgage loans...................             105         135         190         150         200
   Consumer loans.........................              15          75          50          90          50
   Effect of
     Valley Financial Corp................              --         343          --          --          --
Charge-Offs:
   First mortgage loans...................               5           6          21           5           2
   Consumer loans.........................              23          23          31          19          56
Recoveries:
   First mortgage loans...................              --          --          --          --          --
   Consumer loans.........................               8           1          10           1           1
                                                 ---------    --------   ---------   ---------    --------
   Net charge-offs........................              20          28          42          23          57
                                                 ---------    --------   ---------   ---------    --------
Allowance balance (at end of period)......       $   2,776    $  2,676   $   2,151   $   1,953    $  1,736
                                                 =========    ========   =========   =========    ========
Allowance for loan losses as a percent
of total loans receivable at end of
   period.................................            0.95%       1.03%       1.10%       1.16%       1.15%
Net loans charged off as a percent of
   average net loans outstanding..........            0.01        0.01        0.02        0.01        0.04
Ratio of allowance for loan losses to
total nonaccrual loans at end of
   period.................................        1,301.13      279.72    1,468.33    1,059.35      960.20
Ratio of allowance for loan losses to
total nonaccrual loans and foreclosed
   real estate at end of period...........          387.78      233.95    1,006.96      621.31      562.15

     Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:


                                                                            At December 31,
                                  -------------------------------------------------------------------------------------------------
                                              1999                   1998                        1997                      1996
                                  -----------------------  -----------------------  -----------------------  ----------------------
                                             % of Loans              % of Loans                % of Loans             % of Loans
                                               In Each                In Each                   In Each                 In Each
                                             Category to             Category to                Category to            Category to
                                   Amount    Total Loans    Amount   Total Loans     Amount     Total Loans   Amount   Total Loans
                                  --------   -----------   --------  -----------    --------    -----------  --------  ------------
                                                                          (Dollars in thousands)
Balance at end of period
 applicable to:
  One- to four-family residential
   mortgage loans................   $  726     56.23%    $  684        57.45%         $  675        59.48%    $  503        63.44%
  Multi-family
    residential mortgage loans...    1,332     25.17      1,298        25.02           1,026        26.38        948        20.42
  Commercial mortgage loans......      252      6.07        228         4.39              76         1.95        157         3.09
  Consumer loans.................      466     12.53        466        13.14             374        12.19        345        13.05
                                    ------    ------     ------       ------          ------       ------     ------       ------
     Total allowance for
      loan losses................   $2,776    100.00%    $2,676       100.00%         $2,151       100.00%    $1,953       100.00%
                                    ======    ======     ======       ======          ======       ======     ======       ======

                                   -----------------------------
                                              1995
                                   -----------------------------
                                                 % of Loans
                                                  In Each
                                                 Category to
                                    Amount       Total Loans
                                   --------    -----------------
Balance at end of period
 applicable to:
  One- to four-family residential
   mortgage loans................  $ 418             62.70%
  Multi-family
    residential mortgage loans...    870             20.90
  Commercial mortgage loans......    175              3.85
  Consumer loans.................    273             12.55
                                  ------            ------
     Total allowance for
      loan losses................ $1,736            100.00%
                                  ======            ======

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

                                                                                  For the Year Ended December 31,
                                                             -----------------------------------------------------------------------
                                     At December 31, 1999                   1999                                 1998
                                   ------------------------  -----------------------------------  ----------------------------------
                                                                                       Average                              Average
                                                   Yield/      Average                  Yield/       Average                 Yield/
                                         Balance    Cost       Balance     Interest      Cost        Balance    Interest      Cost
                                       ---------  ---------  -----------  ----------  ----------  -----------  -----------  --------
                                                                                        (Dollars In Thousands)
Assets:
 Interest-earning assets:
  First mortgage loans(1)............  $ 252,897      7.72%  $ 233,457     $18,104(8)    7.75%     $ 216,914     $17,318(8)   7.98%
  Consumer loans(1)..................     36,639      8.74      34,831       3,111       8.93         32,173       3,014      9.37
  Investment securities..............     55,295(4)   5.83      58,666(5)    3,341       5.69         57,826(6)    3,270      5.65
                                       ---------    ------   ---------     -------     ------      ---------     -------    ------
    Total interest-earning
        assets.......................    344,831      7.52%    326,954      24,556       7.51%       306,913      23,602      7.69%
                                                                                                                 =======
   Noninterest-earning assets........     22,602                18,750                                16,847
                                       ---------             ---------                             ---------
     Total assets....................  $ 367,433             $ 345,704                             $ 323,760
                                       =========             =========                             =========

Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
    savings..........................  $  47,560      2.12%  $  47,551     $ 1,088       2.29%     $  44,622     $ 1,351      3.03%
   Savings...........................     25,830      2.00      27,189         562       2.07         25,591         594      2.32
   Certificates of Deposit...........    191,229      5.48     173,329       9,463       5.46        159,701       8,948      5.60
   Borrowed funds....................     55,715      5.71      43,711       2,491       5.62         34,020       1,976      5.81
                                       ---------    ------   ---------     -------     ------      ---------     -------    ------
     Total interest-bearing
        liabilities..................  $ 320,334      4.64%  $ 291,780     $13,604       4.65%     $ 263,934     $12,869      4.88%

 Noninterest-bearing
    liabilities......................      8,972                 9,776                                 9,587
                                       ---------             ---------                             ---------
     Total liabilities...............  $ 329,306             $ 301,556                             $ 273,521
 Equity..............................     38,127                44,148                                50,239
                                       ---------             ---------                             ---------
     Total liabilities and equity....    367,433               345,704                               323,760
                                       =========             =========                             =========

 Net interest income                                                       $10,952                               $10,733
                                                                           =======                               =======
 Net interest rate spread(2).........                 2.88%                              2.86%                                2.81
                                                    ======                             ======                               ======
 Net interest margin (3).............                 3.21                               3.35                                 3.50
                                                    ======                             ======                               ======
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities...............               107.65                             112.05                               116.28
                                                    ======                             ======                               ======

                                                  -------------------------------------
                                                                 1997
                                                  -------------------------------------
                                                                              Average
                                                    Average                   Yield/
                                                    Balance      Interest       Cost
                                                  ------------  ----------   ---------
Assets:
 Interest-earning assets:
  First mortgage loans(1)......................     $ 154,227    $12,433(8)     8.06%
  Consumer loans(1)............................        23,138      2,201        9.51
  Investment securities........................        27,102(7)   1,571        5.79
                                                    ---------    -------      ------
    Total interest-earning
        assets.................................     $ 204,467    $16,205        7.93
                                                                 =======
   Noninterest-earning assets..................         6,645
                                                    ---------
     Total assets                                   $ 211,112
                                                    =========

Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
    savings....................................     $  21,777    $   632        2.90%
   Savings.....................................        17,425        392        2.25
   Certificates of Deposit.....................        93,239      5,470        5.87
   Borrowed funds..............................        23,679      1,406        5.94
                                                    ---------    -------
     Total interest-bearing
        liabilities............................     $ 156,120    $ 7,900        5.06%
                                                                 =======
 Noninterest-bearing
    liabilities................................         5,634
                                                    ---------
     Total liabilities.........................     $ 161,754
 Equity........................................        49,358
                                                    ---------
     Total liabilities and equity..............     $ 211,112
                                                    =========
 Net interest income...........................                  $ 8,305
                                                                 =======
 Net interest rate spread(2)...................                                 2.87%
                                                                              ======
 Net interest margin (3).......................                                 4.06
                                                                              ======
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities.........................                               130.97
                                                                              ======

_________________________

(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $4,127,000 and securities available for sale of $51,168,000.
(5) Includes interest-bearing deposits of $7,309,000 and securities available for sale of $51,357,000.
(6) Includes interest-bearing deposits of $8,235,000 and securities available for sale of $49,590,000.
(7) Includes interest-bearing deposits of $3,912,000, securities available for sale of $22,440,000 and securities held to maturity of $750,000.
(8) Includes loan fee amortization of $(9,000), $(29,000) and $(35,000) for the years ended December 31, 1999, 1998 and 1997.

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


                                                      Year Ended                                        Year Ended
                                                  December 31, 1999                                 December 31, 1998
                                                     Compared to                                       Compared to
                                                      Year Ended                                        Year Ended
                                                  December 31, 1998                                 December 31, 1997
                                   ---------------------------------------------    -----------------------------------------------
                                       Increase/(Decrease)                                  Increase/(Decrease)
                                             Due to                                               Due to
                                   -------------------------------                  ---------------------------------
                                                                       Total                                               Total
                                                            Rate/     Increase                                 Rate/      Increase
                                    Volume       Rate      Volume    (Decrease)      Volume        Rate       Volume     (Decrease)
                                   --------     ------    --------  ------------    --------      ------    ---------   -----------
                                                                           (In thousands)
Interest income:
   First mortgage loans.........    $1,320      $(496)     $(38)      $ 786          $5,054        $(120)     $ (49)      $4,885
   Consumer loans...............       249       (140)      (12)         97             859          (33)       (13)         813
   Investment securities........        77          6       (12)         71           1,770          (83)        12        1,699
                                    ------      -----      ----       -----          ------        -----      -----       ------
      Total interest-earning
       assets...................    $1,646      $(630)     $(62)      $ 954          $7,683        $(236)     $ (50)      $7,397
                                    ======      =====      ====       =====          ======        =====      =====       ======
Interest expense:
   NOW and money market
    savings.....................    $   89      $(330)     $(22)      $(263)         $  663        $  27      $  29       $  719
   Savings......................        37        (65)       (4)        (32)            184           13          6          203
   Certificate of deposits......       763       (228)      (19)        516           3,897         (246)      (175)       3,476
   Borrowed funds...............       563        (38)      (11)        514             614          (30)       (13)         571
                                    ------      -----      ----       -----          ------        -----      -----       ------
      Total interest-bearing
       liabilities..............    $1,452      $(661)     $(56)      $ 735          $5,358        $(236)     $(153)      $4,969
Net change in net interest          ======      =====      ====       =====          ======        =====      =====       ======
 income.........................    $  194      $  31      $ (6)      $ 219          $2,325        $  --      $ 103       $2,428
                                    ======      =====      ====       =====          ======        =====      =====       ======

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME (UNAUDITED)

     The unaudited pro forma consolidated statement of income is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statement of income for the year ended December 31, 1998 was prepared as if the Acquisition had occurred as of the beginning of the period for purposes of the combined consolidated statements of income. The income statement for the year ended December 31, 1998 would therefore include the month ended January 31, 1998 for Valley Financial.

     These pro forma financial statements are not necessarily indicative of the results of operations that might have occurred had the Acquisition taken place at the beginning of the period, or to project the Company's results of operations at any future date or for any future period.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

ACTUAL AND PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Unaudited)

                                                                            Years Ended December 31,
                                                                    ----------------------------------------
                                                                       Actual      Pro forma     Pro forma
                                                                        1999          1998          1997
                                                                    ------------  ------------  ------------
Interest income..................................................    $24,556,267   $24,223,861   $23,955,770
Interest expense.................................................     13,603,841    13,319,040    13,401,812
                                                                     -----------   -----------   -----------

   Net interest income...........................................     10,952,426    10,904,821    10,553,958

Provision for loan losses........................................        120,000       210,000       140,000
                                                                     -----------   -----------   -----------
   Net interest income after provision for
    loan losses..................................................     10,832,426    10,694,821    10,413,958
                                                                     -----------   -----------   -----------

Noninterest income:
   Fees and service charges......................................      1,484,962     1,279,153     1,139,663
   Abstract fees.................................................      1,420,955     1,583,773     1,221,807
   Gain on sale of securities
      available for sale, net....................................         61,564        51,362       263,870
   Other income..................................................      1,095,565     1,054,151       769,602
                                                                     -----------   -----------   -----------
      Total noninterest income...................................      4,063,046     3,968,439     3,394,942
                                                                     -----------   -----------   -----------


Noninterest expense:
   Salaries and employee benefits................................      4,025,744     3,650,905     3,463,118
   Premises and equipment........................................        930,988       846,223       739,524
   Data processing...............................................        522,122       583,111       429,843
   SAIF deposit insurance premiums...............................        147,243       148,226       135,206
   Goodwill amortization.........................................        472,290       472,290       473,875
   Other expenses................................................      2,356,024     2,277,600     2,201,702
                                                                     -----------   -----------   -----------
      Total noninterest expense..................................      8,454,411     7,978,355     7,443,268
                                                                     -----------   -----------   -----------

Income before income taxes.......................................      6,441,061     6,684,905     6,365,632

Provision for income taxes.......................................      2,240,886     2,439,432     2,343,256
                                                                     -----------   -----------   -----------

Net Income.......................................................    $ 4,200,175   $ 4,245,473   $ 4,022,376
                                                                     ===========   ===========   ===========

Comparison of Financial Condition as of December 31, 1999, December 31, 1998 and December 31, 1997

     Total assets increased $30.7 million, or 9.1%, from $336.7 million at December 31, 1998 to $367.4 million at December 31, 1999. Interest-bearing cash decreased $9.1 million, or 68.7%, from $13.2 million at December 31, 1998 to $4.1 million at December 31, 1999. Noninterest-bearing cash increased $6.1 million, or 250.7%, from $2.4 million at December 31, 1998 to $8.5 million at December 31, 1999. Customer-focused preparations for the Year 2000 resulted in increased noninterest-bearing cash. Noninterest-bearing cash has decreased to historical numbers since December 31, 1999. Securities available for sale decreased $190,000, or 0.4%, primarily due to the sales, calls, payments and maturities on U.S. Treasury notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies and mortgage-backed securities. Total loans receivable, net, increased by $32.7 million, or 12.9%, from $254.0 million at December 31, 1998 to $286.8 million at December 31, 1999, primarily due to the origination of $60.8 million of first mortgage loans secured by one- to four-family residences, purchases and originations of first mortgage loans primarily secured by one- to four-family residences, multi-family residences and commercial real estate loans of $40.3 million, and originations of $16.1 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1999. Deposits increased $24.3 million, or 9.9%, from $246.7 million at December 31, 1998 to $271.0 million at December 31, 1999, primarily reflecting increases in certificates of deposit accounts, due to an increase in deposits of certain public funds. Other borrowings, primarily FHLB advances, increased $16.9 million, from $38.8 million at December 31, 1998 to $55.7 million at December 31, 1999. Total shareholders' equity decreased $10.1 million from $48.2 million at December 31, 1998 to $38.1 million at December 31, 1999, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and increased unrealized losses.

     The pro forma statement of financial condition as of December 31, 1997 was compared with the December 31, 1998 statement of financial condition in order to more clearly present the changes in financial condition.

     Total assets increased $2.2 million, or 0.6%, from $334.5 million at December 31, 1997 to $336.7 million at December 31, 1998. Interest-bearing cash increased $6.7 million, or 103.7%, from $6.5 million at December 31, 1997 to $13.2 million at December 31, 1998. Securities available for sale decreased $8.9 million, or 15.1%, primarily due to the sales, calls, payments and maturities on U.S. Treasury notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies and mortgage-backed securities. Total loans receivable, net, increased by $3.3 million, or 1.3%, from $250.7 million at December 31, 1997 to $254.0 million at December 31, 1998, primarily due to the origination of $58.1 million of first mortgage loans secured by one- to four-family residences, purchases and originations of first mortgage loans primarily secured by multi-family residences located out of state of $24.5 million, and originations of $14.5 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1998. Deposits increased $6.0 million, or 2.5%, from $240.7 million at December 31, 1997 to $246.7 million at December 31, 1998, primarily reflecting increases in NOW accounts and money market accounts. Other borrowings, primarily FHLB advances, decreased $1.4 million, from $38.8 million at December 31, 1997 to $37.9 million at December 31, 1998. Total shareholders' equity decreased $2.2 million from $48.2 million at December 31, 1997 to $50.4 million at December 31, 1998, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and increased unrealized gains.

Comparison of Results of Operations for the Years Ended December 31, 1999 and
1998

     The actual statement of income for the year ended December 31, 1999 was compared to the pro forma statement of income for the years ended December 31, 1998 for comparison purposes in order to more clearly present the changes in the results of operations.

     Interest Income. Interest income increased by $332,000 to $24.6 million for the year ended December 31, 1999 compared to $24.2 million for the year ended December 31, 1998. The increase in interest income was primarily due to a $11.9 million increase in average interest-earning assets to $327.0 million for the year ended December 31, 1999, from $315.1 million for 1998. The increase in the average balances of interest-earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $60.8 million of first mortgage loans secured by one- to four-family residences, purchases and originations of first mortgage loans secured by one- to four-family residences, multi-family residences and commercial real estate of $40.3 million and originations of $16.1 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1999. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies, mortgage-backed securities and certain equities. The impact of the increase in average interest-earning assets was offset in part by a decrease in the average yields. The average yield on interest-earning assets decreased to 7.51% for the year ended December 31, 1999 from 7.69% for the year ended December 31, 1998, primarily due to a general decrease in market interest rates.

     Interest Expense. Interest expense increased by $285,000 to $13.6 million for the year ended December 31, 1999 compared to $13.3 million for the year ended December 31, 1998. The increase in interest expense was primarily due to a $18.5 million increase in the average balance of interest-bearing liabilities to $291.8 million for the year ended December 31, 1999, from $273.3 million for 1998. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the certificates of deposit and borrowed funds. The increases in certificates of deposit is primarily due to an increase in deposits of certain public funds. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth and stock repurchases. The impact of the increase in the average balances of interest-bearing liabilities was offset in part by a decrease in the average cost of interest-bearing liabilities. The average cost of interest-bearing liabilities decreased to 4.65% for the year ended December 31, 1999 from 4.87% for the year ended December 31, 1998. The decrease in the average cost of funds is due to the general decrease in market interest rates.

     Net Interest Income. Net interest income before provision for loan losses increased by $47,000 to $11.0 million for the year ended December 31, 1999 from $10.9 million for the year ended December 31, 1998. The increase is primarily due to the decreases in the average yield on the average interest-bearing assets being less than the decrease in the cost of the average interest-bearing liabilities. This was offset in part by a decrease in the excess of average interest-earning assets over the average balances of interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.86% for the year ended December 31, 1999 from 2.82% for the year ended December 31, 1998. The increase in the spread reflects the general decline in the overall costs on interest-bearing liabilities in excess of the decline in yields on the interest-earning assets offset, in part, by the increase in the average interest-bearing liabilities in excess of the increase in the interest-earning assets.

     The following table sets forth certain information relating to the Company's actual and pro forma average balance sheets and reflects the actual and pro forma average yield on assets and the actual and pro forma average cost of liabilities for the years ended December 31, 1999 and 1998.

                                                                  For Years Ended December 31,
                                                ------------------------------------------------------------------
                                                           Actual                           Pro Forma
                                                            1999                              1998
                                                -------------------------------   --------------------------------
                                                Average               Average      Average               Average
                                                Balance   Interest   Yield/Cost    Balance    Interest  Yield/Cost
                                                --------- --------   ----------    ---------  --------  ----------
                                                                    (Dollars in thousands)
Assets:
Interest-earning assets:
     Loans...................................   $268,288   $21,215        7.91%   $253,863   $20,737        8.17%
     Securities available for sale...........     51,357     2,998        5.84      53,138     3,106        5.85
     Interest-bearing cash...................      7,309       343        4.69       8,103       381        4.70
                                                --------   -------      ------    --------   -------      ------
       Total interest-earning assets.........    326,954    24,556        7.51%    315,104   $24,224        7.69%
                                                                                             -------      ------
Noninterest-earning assets...................     18,750                            18,299
                                                --------                          --------
       Total assets..........................   $345,704                          $333,403
                                                ========                          ========

Liabilities and Equity:
   Interest-bearing liabilities:
     NOW and money market savings............   $ 47,551   $ 1,088        2.29%   $ 46,457   $ 1,416        3.05%
     Savings.................................     27,189       562        2.07      26,329       616        2.34
     Certificates of deposit.................    173,329     9,463        5.46     165,207     9,236        5.59
     Borrowed funds..........................     43,711     2,491        5.62      35,275     2,051        5.81
                                                --------   -------      ------    --------   -------      ------
   Total interest-bearing liabilities........   $291,780   $13,604        4.65%   $273,268   $13,319        4.87%
                                                           -------      ------               -------      ------

   Noninterest-bearing liabilities...........      9,776                             9,896
                                                --------                          --------
       Total liabilities.....................    301,556                           283,164
   Equity....................................     44,148                            50,239
                                                --------                          --------
       Total liabilities and equity..........   $345,704                          $333,403
                                                ========                          ========

Net interest income..........................              $10,952                           $10,905
                                                           =======                           =======
Net interest rate spread.....................                             2.86%                             2.82%
                                                                        ======                            ======
Net interest margin..........................                             3.35%                             3.46%
                                                                        ======                            ======
Ratio of average interest-earning assets to
   average interest-bearing liabilities......                           112.05%                           115.31%
                                                                        ======                            ======

     Provision for Loan Losses. The Company's provision for loan losses was $120,000 and $210,000 for years ended December 31, 1999 and December 31, 1998, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multi-family loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $20,000 for the year ended December 31, 1999 as compared to $28,000 for the year ended December 31, 1998. The resulting allowance for loan loss was $2.8 million at December 31, 1999 as compared to $2.7 million at December 31, 1998.

     The increase in the allowance is primarily due to the increase in total loans from $259.4 million at December 31, 1998 to $291.8 million at December 31, 1999. The allowance for loan losses as a percentage of total loans receivable decreased to 0.95% at December 31, 1999 from 1.03% at December 31, 1998. The level of nonperforming loans has decreased to $213,000 at December 31, 1999 from $956,000 at December 31, 1998. See "Asset Quality."

     Management believes that the allowance for loan losses is adequate. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding no problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

     Noninterest Income. Total noninterest income increased by $95,000, or 2.4%, to $4.1 million for the year ended December 31, 1999 from $4.0 million for the year ended December 31, 1998. The increase is due to increases in fees and service charges, partially offset by a decrease in abstract fees. Fees and service charges increased $206,000 due to increases in overdraft fees on NOW accounts, service charges on NOW and savings accounts, service charges on ATM/debit cards and loan prepayment fees. Abstract fees decreased $163,000 due to decreased sales volume. Sales volume decreased in part due to a general decline in real estate activity. Noninterest income for the year ended December 31, 1999 also reflects gains on the sales of securities available for sale of $62,000, as compared to gains on the sale of such securities of $51,000 for the 1998 comparable period. See "--Business Strategy--Increased Noninterest Income."

     Noninterest Expense. Total non-interest expense increased by $476,000 to $8.5 million for the year ended December 31, 1999 from $8.0 million for the year ended December 31, 1998. The increase is primarily due to an increase in the employee salaries and benefits and premises and equipment, offset in part by a decrease in data processing. The increase in salaries and benefits was primarily a result of normal salary increases, increased personnel due to the opening of a branch located in Perry, Iowa, an increase in the number of employees and related insurance costs and payroll taxes. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to the purchase of computer equipment and software, ATM's, the opening of a branch located in Perry, Iowa and normal cost increases. The decrease in data processing is primarily due to the signing of a multi-year data processing contract in 1999, offset in part by additional data processing services utilized by the Bank due to the Acquisition, upgrading the Bank's operating systems and Year 2000 costs. The Company's efficiency ratio for the year ended December 31, 1999 and 1998 were 56.30% and 53.64%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 1999 and 1998 were 2.45% and 2.39%, respectively.

     Income Taxes. Income taxes decreased by $199,000 to $2.2 million for the year ended December 31, 1999 as compared to $2.4 million for the year ended December 31, 1998. The decrease was principally due to a decrease in pre-tax earnings during the 1999 period as compared to the 1998 period.

     Net Income. Net income totalled $4.2 million for the year ended December 31, 1999 compared to $4.2 million for the same period in 1998.

Comparison of Results of Operations for the Years Ended December 31, 1998 and
1997

     The pro forma statements of income for the years ended December 31, 1998 and 1997 were used for comparison purposes in order to more clearly present the changes in the results of operations.

     Interest Income. Interest income increased by $268,000 to $24.2 million for the year ended December 31, 1998 compared to $24.0 million for the year ended December 31, 1997. The increase in interest income was primarily due to a $5.4 million increase in average interest-earning assets to $315.1 million for the year ended December 31, 1998 from $309.7 million for 1997. The increase in the average balances of interest-earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $58.1 million of first mortgage loans secured by one- to four-family residences, purchases and originations of first mortgage loans secured by multi-family residences located outside of the State of Iowa of $24.5 million and originations of $14.5 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1998. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies and mortgage-backed securities. The average yield on interest-earning assets decreased to 7.69% for the year ended December 31, 1998 from 7.74% for the year ended December 31, 1997, primarily due to a general decrease in market interest rates.

     Interest Expense. Interest expense decreased by $83,000 to $13.3 million for the year ended December 31, 1998 compared to $13.4 million for the year ended December 31, 1997. The decrease in interest expense was primarily due to a decrease in the average cost of NOW and money market accounts, savings accounts and borrowed funds and a decrease in the average balance of borrowed funds. The decrease in the average cost of funds is due to the general decrease in market interest rates. The decrease in the average balance of borrowed funds was partially due to the utilization of excess cash funds to repay certain borrowings. This decrease was partially offset by an increase in the average balances of interest-bearing-liabilities of $3.1 million from $270.2 million for the year ended December 31, 1997, compared to $273.3 million for the year ended December 31, 1998. The increase in the average balances of interest-bearing liabilities reflects an increase in the average balances of NOW accounts and money market accounts and certificates of deposit, consistent with the Company's strategy of controlled internal growth. The average cost of interest-bearing liabilities decreased from 4.96% for the year ended December 31, 1997 to 4.87% for the year ended December 31, 1998, reflecting changes in the distribution of NOW and money market savings accounts and borrowing of funds with longer maturities and, to a lesser extent, decreases in the average cost of NOW and money market savings accounts and borrowed funds.

     Net Interest Income. Net interest income before provision for loan losses increased by $351,000 to $10.9 million for the year ended December 31, 1998 from $10.6 million for the year ended December 31, 1997. The increase is primarily due to the increases in the average interest-earning assets and decreases in the cost of interest-bearing liabilities, offset in part by decreases in the average interest-bearing liabilities and decreases in the average yield on interest-bearing assets. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased from 2.78% for the year ended December 31, 1997 to 2.82% for the year ended December 31, 1998. The increase in the spread reflects the general decline in the overall costs on interest-bearing liabilities in excess of the decline in yields on the interest-earning assets combined with the increase in the average interest-bearing assets in excess of the increase in the interest-bearing liabilities.

     The following table sets forth certain information relating to the Company's pro forma average balance sheets and reflects the pro forma average yield on assets and pro forma average cost of liabilities for the years ended December 31, 1998 and 1997.

                                                                         For Years Ended December 31,
                                                     ------------------------------------------------------------------
                                                                  1998                                  1997
                                                     ------------------------------------------------------------------
                                                      Average               Average     Average               Average
                                                      Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost
                                                     ---------  --------  -----------  ---------  --------  -----------
                                                                          (Dollars in thousands)
Assets:
 Interest-earning assets:
     Loans.........................................   $253,863   $20,737        8.17%   $238,973   $19,768        8.27%
     Securities available for sale.................     53,138     3,106        5.85      65,556     3,914        5.97
     Interest-bearing cash.........................      8,103       381        4.70       5,167       274        5.31
                                                      --------   -------      ------    --------   -------      ------
       Total interest-earning assets...............    315,104   $24,224        7.69%    309,696   $23,956        7.74%
                                                                 -------      ------               -------      ------
 Noninterest-earning assets........................     18,299                            18,215
                                                      --------                          --------
       Total assets................................   $333,403                          $327,911
                                                      ========                          ========

Liabilities and Equity:
 Interest-bearing liabilities:
     NOW and money market savings..................   $ 46,457   $ 1,416        3.05%   $ 42,295   $ 1,325        3.13%
     Savings.......................................     26,329       616        2.34      26,465       650        2.46
     Certificates of deposit.......................    165,207     9,236        5.59     161,888     9,070        5.60
     Borrowed funds................................     35,275     2,051        5.81      39,512     2,357        5.96
                                                      --------   -------      ------    --------   -------      ------
 Total interest-bearing liabilities................    273,268   $13,319        4.87%    270,160   $13,402        4.96%
                                                                 -------      ------               -------      ------

 Noninterest-bearing liabilities...................      9,896                             8,394
                                                      --------                          --------
       Total liabilities...........................    283,164                           278,554
 Equity............................................     50,239                            49,357
                                                      --------                          --------
       Total liabilities and equity................   $333,403                          $327,911
                                                      ========                          ========

Net interest income................................              $10,905                           $10,554
                                                                 =======                           =======
Net interest rate spread...........................                             2.82%                             2.78%
                                                                              ======                            ======
Net interest margin................................                             3.46%                             3.41%
                                                                              ======                            ======
Ratio of average interest-earning assets to
   average interest-bearing liabilities............                           115.31%                           114.63%
                                                                              ======                            ======

     Provision for Loan Losses. The Company's provision for loan losses was $210,000 and $140,000 for the years ended December 31, 1998 and December 31, 1997, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multi-family loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $28,000 for the year ended December 31, 1998 as compared to $124,000 for the year ended December 31, 1997. The resulting allowance for loan loss was $2.7 million at December 31, 1998 as compared to $2.5 million at December 31, 1997.

     The increase in the allowance is primarily due to the increase in total loans from $253.8 million at December 31, 1997 to $259.4 million at December 31, 1998. The allowance for loan losses as a percentage of total loans receivable increased to 1.03% at December 31, 1998 from 0.99% at December 31, 1997. The level of nonperforming loans has increased to $956,000 at December 31, 1998 from $317,000 at December 31, 1997. See "Asset Quality."

     Management believes that the allowance for loan losses is adequate. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding no problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

     Noninterest Income. Total noninterest income increased by $573,000, or 16.9%, to $4.0 million for the year ended December 31, 1998 from $3.4 million for the year ended December 31, 1997. The increase is due to increases in fees and service charges, abstract fees and other income, partially offset by a decrease in the gain on the sale of investments. Fees and service charges increased $139,000 due to increases in overdraft fees on NOW accounts, service charges on NOW and savings accounts and loan prepayment fees. Abstract fees increased $362,000 due to increased sales volume. Sales volume increased in part due to a general decline in market interest rates. Other income increased by $285,000, primarily due to an increase in loan origination and commitment fee from First Iowa Mortgage, an increase in insurance sales, the rental income from the Bank's investment in the Northridge Apartment Limited Partnership, offset in part by a decrease in annuity sales. Noninterest income for the year ended December 31, 1998 also reflects gains on the sales of securities available for sale of $51,000, as compared to gains on the sale of such securities of $264,000 for the 1997 comparable period due to a substantial portion of the Holding Company's available for sale securities being sold in 1997. See "--Business Strategy--Increased Noninterest Income."

     Noninterest Expense. Total non-interest expense increased by $535,000 to $8.0 million for the year ended December 31, 1998 from $7.4 million for the year ended December 31, 1997. The increase is primarily due to an increase in the employee salaries and benefits, premises and equipment, data processing and SAIF deposit insurance premiums. The increase in salaries and benefits was primarily a result of the expenses associated with the ESOP, normal salary increases, an increase in the number of employees and one time costs associated with the acquisition of Valley Financial. The increase in premises and equipment was primarily a result of purchases of computer equipment for the Bank and one time costs associated with the acquisition of Valley Financial. The increase in data processing is due to normal annual increases and one time costs associated with the acquisition of Valley Financial. The increase in SAIF deposit insurance premiums were due to a corresponding increase in the deposits at the Bank. The Company's efficiency ratio for the year ended December 31, 1998 and 1997 were 53.64% and 53.36%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 1998 and 1997 were 2.39% and 2.27%, respectively.

     Income Taxes. Income taxes increased by $96,000 to $2.4 million for the year ended December 31, 1998 as compared to $2.3 million for the year ended December 31, 1997. The increase was principally due to an increase in pre-tax earnings during the 1998 period as compared to the 1997 period, offset in part by an increase in the tax credits recognized from the Bank's investment in the Northridge Apartments Limited Partnership in 1998 as compared to 1997.

     Net Income. Net income totalled $4.2 million for the year ended December 31, 1998 compared to $4.0 million for the same period in 1997.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities" (SFAS No. 133) which, as amended by SFAS No. 137, is required to be adopted in years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging contracts. It requires that an entity recognize all derivatives as either assets or liabilities, and measures those instruments at fair value. It also sets forth the proper accounting for hedging activities, which is determined by the intended use of the derivative and how that use is designated by the entity. Earlier application is permitted and should not be applied retroactively to financial statements of prior periods. Since the Company is not currently holding any derivative instruments (as defined) and is not engaged in hedging activities, the adoption of SFAS No. 133 is expected to have no effect on the Company's financial condition or results of operations.

Year 2000

     Based on a review of the Company's business since January 1, 2000, the Company has not experienced any material effects of the Year 2000 problem. Although the Company has not been informed of any material risks associated with the Year 2000 problem from third parties, there can be no assurance that the Company will not be impacted in the future. The Company will continuously monitor its business applications and maintain contact with its third party vendors and key business partners to resolve any Year 2000 problems that may arise in the future.

     Monitoring and managing the Year 2000 project has resulted in direct and indirect costs to the Company. The Company currently estimates that the total costs will not exceed $100,000 and does not believe that such costs will have a material effect on results of operations. Both direct and indirect costs of addressing the Year 2000 problem have been charged to earnings as incurred.

Impact of Enactment of the Gramm-Leach-Bliley Act

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "GLB Act"), which among other things, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies and securities firms. Generally, the new law (i) repeals the historic restrictions and eliminates many federal and state law barriers to affiliations among banks, securities firms, insurance companies and other financial service providers, (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadens the activities that may be conducted by subsidiaries of national banks and state banks, (iv) provides an enhanced framework for protecting the privacy of information gathered by financial institutions regarding their customers and consumers, (v) adopts a number of provisions related to the capitalization, membership, corporate governance and other measures designed to modernize the Federal Home Loan Bank System, (vi) requires public disclosure of certain agreements relating to funds expended in connection with an institution's compliance with the Community Reinvestment Act, and (vii) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions, including the functional regulation of bank securities and insurance activities.

     The GLB Act also restricts the powers of new unitary savings and loan holding companies. Unitary savings and loan holding companies that are "grandfathered," i.e., unitary savings and loan holding companies in existence, or with applications filed with the OTS, on or before Mary 4, 1999, such as the Holding Company, retain their authority under prior law to engage in any type of commercial or other non-financial activity so long as their thrift subsidiary meets the Qualified Thrift Lender test. All other unitary savings and loan holding companies are limited to financially related activities permissible for bank holding companies, as defined under the GLB Act. The GLB Act also prohibits non-financial companies, from acquiring grandfathered unitary savings and loan holding companies.

     Further, the new law requires financial institutions to disclose (a) on ATM machines any non-customer fees and (b) to their customers upon the issuance of an ATM card any fees that may be imposed by the institution on ATM on ATM users. For older ATMs, the new law gives financial institutions until December 31, 2004 to provide such notices.

     Under the GLB Act, bank holding companies are permitted to engage in a wider variety of financial activities than permitted under the prior law, particularly with respect to insurance and securities activities. In addition, in a change from the prior law, bank holding companies are in a position to be owned, controlled or acquired by any company engaged in financially related activities.

     Management does not believe that the new law will have a material adverse affect upon the Company's operations in the near-term. However, to the extent that the new law permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This type of consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Company currently offers and that can aggressively compete in the markets that the Company currently serves.

                        NORTH CENTRAL BANCSHARES, INC.
                               AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS


--------------------------------------------

INDEPENDENT AUDITOR'S REPORT............................................... 32

--------------------------------------------


FINANCIAL STATEMENTS
  Consolidated statements of financial condition........................... 33
  Consolidated statements of income........................................ 34
  Consolidated statements of shareholders' equity.......................... 35
  Consolidated statements of cash flows.................................... 36
  Notes to consolidated financial statements............................... 38

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

                                             /s/ McGladrey & Pullen, LLP

Des Moines, Iowa
February 8, 2000

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1999 and 1998

ASSETS                                                                        1999                 1998
------------------------------------------------------------------------------------------------------------
Cash and due from banks:
 Interest-bearing                                                     $       4,127,153   $       13,201,437
 Noninterest-bearing                                                          8,541,525            2,435,439
Securities available-for-sale (Notes 3 and 9)                                49,692,857           49,882,544
Loans receivable, net (Notes 4, 5, 9 and 15)                                286,759,101          254,032,497
Loans held for sale                                                             335,564            1,681,017
Accrued interest receivable (Note 6)                                          2,082,598            1,933,237
Foreclosed real estate                                                          503,150              186,931
Premises and equipment, net (Note 7)                                          5,356,097            3,616,438
Rental real estate                                                            1,846,134            1,945,851
Title plant                                                                     925,256              925,256
Goodwill                                                                      5,915,381            6,387,671
Deferred taxes (Note 10)                                                        921,057               13,490
Prepaid expenses and other assets                                               426,772              448,331
                                                                   -----------------------------------------
       Total assets                                                   $     367,432,645   $      336,690,139
                                                                   =========================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
 Deposits (Note 8)                                                    $     271,030,791   $      246,690,313
 Borrowed funds (Note 9)                                                     55,715,289           38,832,239
 Advances from borrowers for taxes and insurance (Note 5)                     1,204,025            1,066,025
 Dividend payable                                                               226,174              237,133
 Income taxes payable                                                            74,214              199,224
 Accrued expenses and other liabilities                                       1,055,228            1,458,391
                                                                   -----------------------------------------
       Total liabilities                                                    329,305,721          288,483,325
                                                                   -----------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 14 and 17)

STOCKHOLDERS' EQUITY  (Notes 12 and 18)
 Common stock, $.01 par value, authorized 15,500,000 shares;
   issued and outstanding 1999 and 1998 4,011,057 shares                         40,111               40,111
 Preferred stock, $.01 par value, authorized 3,000,000 shares;
   issued and outstanding 1999 and 1998 none                                          -                    -
 Additional paid-in capital                                                  38,278,872           38,135,817
 Retained earnings, substantially restricted (Note 10)                       30,290,488           27,084,907
 Unearned shares, employee stock ownership plan (Note 11)                      (825,484)          (1,013,284)
 Accumulated other comprehensive income (loss)                                 (921,138)             358,666
 Less cost of treasury stock, 1999 1,749,315 shares;
   1998 1,046,608 shares                                                    (28,735,925)         (16,399,403)
                                                                   -----------------------------------------
       Total stockholders' equity                                            38,126,924           48,206,814
                                                                   -----------------------------------------

       Total liabilities and stockholders' equity                     $     367,432,645   $      336,690,139
                                                                   =========================================

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1999, 1998 and 1997
                                                                         1999             1998             1997
-----------------------------------------------------------------------------------------------------------------------
Interest income:
 Loans receivable:
   First mortgage loans                                         $      18,104,426       $ 17,317,988    $    12,432,797
   Consumer loans                                                       3,111,402          3,013,947          2,200,965
 Securities and cash deposits                                           3,340,439          3,269,617          1,570,932
                                                              ---------------------------------------------------------
                                                                       24,556,267         23,601,552         16,204,694
                                                              ---------------------------------------------------------
Interest expense:
 Deposits (Note 8)                                                     11,113,533         10,893,081          6,493,931
 Other borrowed funds                                                   2,490,308          1,975,879          1,405,679
                                                              ---------------------------------------------------------
                                                                       13,603,841         12,868,960          7,899,610
                                                              ---------------------------------------------------------

       Net interest income                                             10,952,426         10,732,592          8,305,084

Provision for loan losses (Note 4)                                        120,000            210,000            240,000
                                                              ---------------------------------------------------------
       Net interest income after provision
          for loan losses                                              10,832,426         10,522,592          8,065,084
                                                              ---------------------------------------------------------

Noninterest income:
 Fees and service charges                                               1,484,962          1,243,248            656,695
 Abstract fees                                                          1,420,955          1,583,773          1,221,807
 Mortgage banking fees                                                    367,696            339,397
 Gain on sale of securities available-for-sale, net                        61,564             51,362            248,526
 Other income                                                             727,869            696,919            409,968
                                                              ---------------------------------------------------------
       Total noninterest income                                         4,063,046          3,914,699          2,536,996
                                                              ---------------------------------------------------------

Noninterest expense:
 Salaries and employee benefits (Note 11)                               4,025,744          3,482,210          2,208,807
 Premises and equipment                                                   930,988            811,725            444,231
 Data processing                                                          522,122            553,288            258,250
 SAIF deposit insurance premiums                                          147,243            142,932             84,742
 Goodwill amortization                                                    472,290            435,817             27,947
 Other expenses (Note 13)                                               2,356,024          2,145,854          1,552,675
                                                              ---------------------------------------------------------
       Total noninterest expense                                        8,454,411          7,571,826          4,576,652
                                                              ---------------------------------------------------------
       Income before income taxes                                       6,441,061          6,865,465          6,025,428

Provision for income taxes (Note 10)                                    2,240,886          2,480,620          2,108,304
                                                              ---------------------------------------------------------

       Net income                                               $       4,200,175       $  4,384,845    $     3,917,124
                                                              =========================================================

Basic earnings per common share (Note 19)                       $            1.64       $       1.44    $          1.23

Earnings per common share - assuming dilution (Note 19)                      1.60               1.40               1.21

Dividends declared per common share (Note 12)                                0.40               0.32               0.25

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS" EQUITY
Years Ended December 31, 1999,1998 and 1997

                                                                                                     Additional
                                                               Comprehensive        Common             Paid-in          Retained
                                                                  Income             Stock             Capital          Earnings
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                                     $     40,111      $    37,796,611   $   20,531,604
   Comprehensive income:
     Net income                                            $      3,917,124               -                    -        3,917,124
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                          281,684               -                    -                -
                                                           -----------------
             Total comprehensive income                    $      4,198,808
                                                           =================

   Purchase of treasury stock                                                             -                    -                -
   Dividends on common stock                                                              -                    -         (787,764)
   Effect of contribution to employee
       stock ownership plan                                                               -              147,968                -
   Effect of stock options exercise                                                       -                5,019                -
                                                                               --------------------------------------------------
Balance, December 31, 1997                                                           40,111           37,949,598       23,660,964
   Comprehensive income:
     Net income                                            $      4,384,845               -                    -        4,384,845
     Other comprehensive income,
       unrealized gains on securities,                                                    -
       net of reclassification adjustment,
       net of tax (Note 3)                                            3,885               -                    -                -
                                                           -----------------
             Total comprehensive income                    $      4,388,730
                                                           =================

   Purchase of treasury stock                                                             -                    -                -
   Dividends on common stock                                                              -                    -         (960,902)
   Effect of contribution to employee
       stock ownership plan                                                               -              206,636                -
   Effect of stock options exercised                                                      -              (20,417)               -
                                                                               --------------------------------------------------
Balance, December 31, 1998                                                           40,111           38,135,817       27,084,907
   Comprehensive income:
     Net income                                            $      4,200,175               -                    -        4,200,175
     Other comprehensive (loss),
       unrealized (losses) on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                       (1,279,804)              -                    -                -
                                                           -----------------
             Total comprehensive income                    $      2,920,371
                                                           =================

   Purchase of treasury stock                                                             -                    -                -
   Dividends on common stock                                                              -                    -         (994,594)
   Effect of contribution to employee
       stock ownership plan                                                               -              143,055                -
                                                                               --------------------------------------------------
Balance, December 31, 1999                                                     $     40,111      $    38,278,872   $   30,290,488
                                                                               ==================================================

                                                                Employee         Accumulated
                                                                 Stock              Other                              Total
                                                               Ownership        Comprehensive        Treasury        Stockholders'
                                                                  Plan          Income (Loss)          Stock            Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                  $    (1,416,955)  $        73,097  $    (7,789,661)  $     49,234,807
   Comprehensive income:
     Net income                                                           -                 -                -          3,917,124
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                                -           281,684                -            281,684
             Total comprehensive income                                                     -                -

   Purchase of treasury stock                                             -                 -       (2,706,750)        (2,706,750)
   Dividends on common stock                                              -                 -                -           (787,764)
   Effect of contribution to employee
       stock ownership plan                                         206,514                 -                -            354,482
   Effect of stock options exercise                                                         -          118,474            123,493
                                                           ----------------------------------------------------------------------
Balance, December 31, 1997                                       (1,210,441)          354,781      (10,377,937)        50,417,076
   Comprehensive income:                                                  -                 -                -
     Net income                                                                                                         4,384,845
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                                -             3,885                -              3,885
             Total comprehensive income

   Purchase of treasury stock                                             -                 -       (6,164,419)        (6,164,419)
   Dividends on common stock                                              -                 -                -           (960,902)
   Effect of contribution to employee
       stock ownership plan                                         197,157                 -                -            403,793
   Effect of stock options exercised                                      -                 -          142,953            122,536
                                                           ----------------------------------------------------------------------
Balance, December 31, 1998                                       (1,013,284)          358,666      (16,399,403)        48,206,814
   Comprehensive income:
     Net income                                                                             -                -          4,200,175
     Other comprehensive (loss),
       unrealized (losses) on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                                -        (1,279,804)               -         (1,279,804)
             Total comprehensive income

   Purchase of treasury stock                                             -                 -      (12,336,522)       (12,336,522)
   Dividends on common stock                                              -                 -                -           (994,594)
   Effect of contribution to employee
       stock ownership plan                                         187,800                 -                -            330,855
                                                           ----------------------------------------------------------------------
Balance, December 31, 1999                                  $      (825,484)   $     (921,138) $   (28,735,925)  $     38,126,924
                                                           ======================================================================

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997

                                                                    1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                     $   4,200,175       $    4,384,845       $    3,917,124
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for loan losses                                          120,000              210,000              240,000
   Depreciation                                                       596,815              488,989              298,927
   Amortization and accretion                                         483,546              539,878               74,219
   Deferred taxes                                                    (141,678)            (164,846)             (80,591)
   Effect of contribution to employee stock
    ownership plan                                                    330,855              403,793              354,482
   (Gain) on sale of foreclosed real estate and
    loans, net                                                        (28,827)              (4,726)              (7,499)
   (Gain) on sale of securities available-for-sale                    (61,564)             (51,362)            (248,526)
   Loss on disposal of equipment                                       19,270                9,191                3,321
   Proceeds from sales of loans held for sale                      20,146,594           26,334,791              458,622
   Originations of loans held for sale                            (18,801,141)         (28,015,808)            (458,622)
   Change in assets and liabilities:
    Accrued interest receivable                                      (149,361)             386,631               27,238
    Prepaid expenses and other assets                                  21,559              453,985             (301,190)
    Income taxes payable                                             (125,010)              25,036               29,211
    Accrued expenses and other liabilities                           (403,163)             (41,121)               3,950
                                                                -------------------------------------------------------
       Net cash provided by operating activities                    6,208,070            4,959,276            4,310,666
                                                                -------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Net (increase) decrease in loans                                   7,376,603           20,168,334           (3,298,056)
 Purchase of loans                                                (40,343,689)         (24,644,011)         (22,363,597)
 Proceeds from sale of securities available-for-sale                  438,915            4,445,868            3,204,196
 Purchase of securities available-for-sale                        (18,922,917)         (18,371,558)          (2,777,723)
 Proceeds from maturities of securities
   available-for-sale                                              16,512,369           25,460,742            3,500,000
 Proceeds from maturities of securities
   held-to-maturity                                                         -                    -            3,500,000
 Purchase of premises, equipment and rental real
   estate                                                          (2,259,834)            (776,473)            (981,010)
 Proceeds from sale of equipment                                        3,807                   58               31,325
 Proceeds from sale of title plant                                          -                    -               45,000
 Cash paid in connection with acquisition of Valley
   Financial Corporation net of cash received                               -           (8,568,743)                   -
 Other                                                                   (975)              69,974               62,925
                                                                -------------------------------------------------------
       Net cash (used in) investing activities                    (37,195,721)          (2,215,809)         (19,076,940)
                                                                -------------------------------------------------------

                                  (Continued)

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Years Ended December 31, 1999, 1998 and 1997

                                                                     1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in deposits                                      $    24,340,478      $     6,297,514      $    11,401,663
 Net increase (decrease) in advances from
   borrowers for taxes and insurance                                   138,000             (154,127)              72,881
 Net change in short-term borrowings                                14,000,000                                (3,000,000)
 Proceeds from other borrowed funds                                  8,000,000           16,542,000           21,250,000
 Payments of other borrowed funds                                   (5,116,950)          (6,259,761)         (12,035,000)
 Purchase of treasury stock                                        (12,336,522)          (6,164,419)          (2,706,750)
 Proceeds from issuance of treasury stock                                                   114,963              105,781
 Dividends paid                                                     (1,005,553)            (927,924)            (813,953)
                                                               ---------------------------------------------------------
       Net cash provided by financing activities                    28,019,453            9,448,246           14,274,622
                                                               ---------------------------------------------------------

       Net increase (decrease) in cash                              (2,968,198)          12,191,713             (491,652)

CASH
 Beginning                                                          15,636,876            3,445,163            3,936,815
                                                               ---------------------------------------------------------
 Ending                                                        $    12,668,678      $    15,636,876      $     3,445,163
                                                               =========================================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
 Cash payments for:
   Interest paid to depositors                                 $    11,181,280      $    10,989,646      $     6,479,044
   Interest paid on borrowings                                       2,414,957            1,975,691            1,477,850
   Income taxes                                                      2,507,574            2,628,003            2,180,268

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central
----------------------------------------------------------
Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and seven branch offices located in Fort Dodge, Nevada, Ames, Perry, Burlington and Mt. Pleasant, Iowa.

Comprehensive income:  Statement No. 130 requires unrealized gains and losses on
--------------------
the Bank's available-for-sale securities to be included in comprehensive income.

Principles of consolidation:  The consolidated financial statements, as
---------------------------
described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Financial Investment Services, Inc., formerly First Financial Service Corporation (which sells insurance, annuity products, mutual funds and originates equipment leases), First Iowa Title Services, Inc. (which provides real estate abstracting services), Northridge Apartments Limited Partnership (which owns a multifamily apartment building) and First Iowa Mortgage, Inc. (which originates and sells mortgage loans in the secondary market). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions:  The preparation of financial statements
------------------------------------
in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Securities available-for-sale: Securities classified as available-for-sale are
-----------------------------
those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of the related deferred tax effect. The amortization of premiums and accretion of discounts is computed by the interest method over their contractual lives.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans held for sale:  Loans held for sale are those loans held with the intent
-------------------
to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Loans receivable: Loans receivable are stated at unpaid principal balances, less
----------------
the allowance for loan losses, net deferred loan origination fees and unearned discounts.

Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation, generally when loans become 90 days past due. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

Loan origination fees and related costs: Loan fees and certain direct loan
---------------------------------------
origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience.

Foreclosed real estate: Real estate properties acquired through loan foreclosure
----------------------
are initially recorded at the lower of cost or fair value less selling costs at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment: Premises and equipment are stated at cost, net of
----------------------
accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the estimated useful lives of the assets.

Rental real estate: Rental real estate is comprised of a low-income housing,
------------------
multifamily apartment building and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

Title plant: Title plant is carried at cost and, in accordance with FASB
-----------
Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Goodwill:  Goodwill is stated at cost, net of accumulated amortization and is
--------
being amortized over 10 - 15 years using the straight-line method.

Income taxes:  Deferred taxes are provided on a liability method whereby
------------
deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their income tax bases. Income taxes are allocated to the Company and its subsidiaries based on each entity's income tax liability as if it filed a separate return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share:  Basic earnings per share and earnings per common share -
------------------
assuming dilution were computed using the methodology prescribed by FASB Statement No. 128 Earnings per Share. The basic earnings per common share amounts were computed using the weighted average number of shares outstanding during the periods presented. The earnings per common share amounts - assuming dilution were computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

Stock-option plan:  SFAS No. 123, Accounting for Stock-Based Compensation,
-----------------
establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by APB No. 25, Accounting for Stock Issued to Employees, but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Fair value of financial instruments:  FASB Statement No. 107, Disclosures About
-----------------------------------
Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

 Cash:  The carrying amount of cash represents the fair value.
 ----

 Securities:  Fair values for all securities are based on quoted market prices,
 ----------
 where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

 Loans:  For variable-rate loans that reprice frequently and have experienced no
 -----
 significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

 Deposits:  Fair values disclosed for demand, NOW, savings and money market
 --------
 savings deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

 Borrowed funds:  The fair value of borrowed funds is estimated based on
 --------------
 discounted cash flows using currently available borrowing rates.

 Accrued interest receivable and payable:  The fair values of both accrued
 ---------------------------------------
 interest receivable and payable are their carrying amounts.

 Commitments to extend credit:  The fair values of commitments to extend credit
 ----------------------------
 are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 1999 and 1998, the carrying amount and fair value of the commitments were not significant.

Note 1.  Business Combination

As of the close of business on January 30, 1998, the Bank completed the acquisition of Valley Financial Corp. ("Valley Financial") pursuant to an Agreement and Plan of Merger, dated as of September 19, 1997. The acquisition resulted in the merger of Valley Financial's wholly-owned subsidiary, Valley Savings Bank, FSB ("Valley Savings") with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-charted stock savings bank with three branch offices located in southeastern Iowa. The former offices of Valley Savings are being operated as branches of the Bank.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

In connection with the acquisition, each share of Valley Financial's common stock, par value $1.00 per share, issued and outstanding (other than shares held as treasury stock of Valley Financial) was canceled and converted automatically into the right to receive $525 per share in cash pursuant to the terms and conditions of the Merger Agreement. As a result of the acquisition, shareholders of Valley Financial were paid a total of $14,726,250 in cash. The excess of the total acquisition cost over the fair value of the net assets acquired of $6,627,859 is being amortized over 15 years by the straight-line method. The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the operating results of the Company from the date of acquisition.

The following is a summary of the assets acquired and liabilities assumed in connection with the acquisition of Valley Financial Corporation:

 Cash                                                 $   6,157,507
 Securities                                              41,818,057
 Loans                                                   58,567,364
 Accrued interest receivable                              1,019,373
 Premises and equipment                                   1,081,890
 Goodwill                                                 6,627,859
 Prepaid expenses and other assets                          228,785
 Deposits                                               (99,269,092)
 Advances from borrowers for taxes and insurance           (301,783)
 Deferred income taxes                                     (262,738)
 Accrued taxes payable                                       12,565
 Accrued expenses and other liabilities                    (953,537)
                                                      -------------
       Cash paid                                         14,726,250

 Less: cash received                                     (6,157,507)
                                                      -------------
       Cash paid, net of cash received                $   8,568,743
                                                      =============

Unaudited pro forma consolidated results of operations for the years ended December 31, 1998 and 1997, as though Valley Savings Bank had been acquired as of January 1, 1997, follow:

                                                     1998              1997
                                                   --------------------------
 Net interest income                               $ 10,904,821  $ 10,553,958
 Net income                                           4,245,473     4,022,376
 Basic earnings per common share                           1.39          1.26
 Earnings per common share - assuming dilution             1.36          1.24

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Note 3.  Securities

Securities available-for-sale as of December 31, 1999, were as follows:

                                                             Gross              Gross
                                       Amortized         Unrealized          Unrealized
                                         Cost               Gains             (Losses)          Fair Value
                               ---------------------------------------------------------------------------
Equity securities:
   Federal Home Loan Bank
    stock                          $     3,034,600         $        -        $         -   $     3,034,600
   FHLMC preferred stock                 3,499,375                  -           (241,875)        3,257,500
   FNMA preferred stock                  5,134,375             37,625            (15,000)        5,157,000
   Other                                   499,283             16,300            (58,478)          457,105
                               ---------------------------------------------------------------------------
                                        12,167,633             53,925           (315,353)       11,906,205
                               ---------------------------------------------------------------------------
 Debt securities:
   U.S. Treasury notes                   4,270,840                               (10,410)        4,260,430
   U.S. Government agencies             19,582,382                              (782,856)       18,799,526
   State and political
    subdivisions                         4,866,505              5,657           (100,165)        4,771,997
   Mortgage-backed securities           10,280,363                              (325,664)        9,954,699
                               ---------------------------------------------------------------------------
                                        39,000,090              5,657         (1,219,095)       37,786,652
                               ---------------------------------------------------------------------------

                                   $    51,167,723         $   59,582        $(1,534,448)  $    49,692,857
                               ===========================================================================

Securities available-for-sale as of December 31, 1998, were as follows:

                                                            Gross              Gross
                                       Amortized         Unrealized          Unrealized
                                         Cost               Gains             (Losses)          Fair Value
                                ----------------------------------------------------------------------------
Equity securities:
Federal Home Loan Bank
    stock                          $     2,379,400    $                  $                   $     2,379,400
   FHLMC preferred stock                   975,000             20,748                                995,748
   FNMA preferred stock                  5,134,375            268,661                              5,403,036
   Other                                   861,509             92,573            (29,376)            924,706
                               -----------------------------------------------------------------------------
                                         9,350,284            381,982            (29,376)          9,702,890
                               -----------------------------------------------------------------------------
 Debt securities:
   U.S. Treasury notes                   9,325,175             84,919                              9,410,094
   U.S. Government agencies             18,859,431             48,583            (23,939)         18,884,075
   State and political
    subdivisions                         4,282,940             95,195               (182)          4,377,953
   Mortgage-backed securities            7,493,887             27,042            (13,397)          7,507,532
                               -----------------------------------------------------------------------------
                                        39,961,433            255,739            (37,518)         40,179,654
                               -----------------------------------------------------------------------------

                                   $    49,311,717    $       637,721    $       (66,894)    $    49,882,544
                               =============================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The amortized cost and fair value of debt securities as of December 31, 1999, by contractual maturity are shown below. Certain securities have call features which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                    Securities Available-for-Sale
                                              ----------------------------------------
                                                       Amortized
                                                          Cost            Fair Value
                                              ----------------------------------------
 Due in one year or less                        $        4,468,390  $        4,453,582
 Due from one to five years                             13,098,750          12,572,362
 Due from five to ten years                             10,333,202           9,988,141
 Due after ten years                                       819,385             817,868
 Mortgage-backed securities                             10,280,363           9,954,699
                                              ----------------------------------------
                                                $       39,000,090  $       37,786,652
                                              ========================================

Gross gains of $61,564, $71,923 and $248,526 were realized on the sale of available-for-sale securities in 1999, 1998 and 1997, respectively. Gross losses of none, $20,561 and none were realized on the sale of available-for-sale securities in 1999, 1998 and 1997, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on securities for the years ended December 31, 1999, 1998 and 1997, were as follows:

                                                              1999                 1998                 1997
                                                   --------------------------------------------------------------
Unrealized holding gains (losses) arising
   during the period                                 $       (1,984,129)  $           57,558   $          697,783
Less reclassification adjustment for net gains
   realized in net income                                        61,564               51,362              248,526
                                                   --------------------------------------------------------------
       Net unrealized gains (losses)
          before tax (expense) benefit                       (2,045,693)               6,196              449,257
Tax (expense) benefit                                           765,889               (2,311)            (167,573)
                                                   --------------------------------------------------------------
       Other comprehensive income (loss) -
          net unrealized gains (losses) on
          securities                                 $       (1,279,804)  $            3,885   $          281,684
                                                   ==============================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 4. Loans Receivable

Loans receivable at December 31, 1999 and 1998, are summarized as follows:

                                                                              1999                 1998
                                                                   -----------------------------------------
First mortgage loans (principally conventional)
Principal balances:
    Secured by one-to-four family residences                         $      159,970,037   $      144,777,159
    Secured by:
      Multifamily properties                                                 73,416,278           64,895,056
      Commercial properties                                                  17,723,455           11,396,311
    Construction loans                                                        4,087,495            4,213,903
                                                                   -----------------------------------------
       Total first mortgage loans                                           255,197,265          225,282,429
                                                                   -----------------------------------------
 Consumer loans
   Principal balances:
    Automobile                                                                8,003,907            7,348,369
    Second mortgage                                                          23,603,060           20,784,380
    Other                                                                     4,955,638            5,946,051
                                                                   -----------------------------------------
       Total consumer loans                                                  36,562,605           34,078,800
                                                                   -----------------------------------------

       Total loans                                                          291,759,870          259,361,229

   Less:
    Undisbursed portion of construction loans                                (1,981,962)          (2,023,859)
    Unearned discounts                                                         (135,953)            (312,381)
    Net deferred loan origination fees                                         (106,315)            (316,054)
    Allowance for loan losses                                                (2,776,539)          (2,676,438)
                                                                   -----------------------------------------
                                                                     $      286,759,101   $      254,032,497
                                                                   =========================================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                              1999                 1998                 1997
                                                   --------------------------------------------------------------
 Balance, beginning                                  $        2,676,438   $        2,150,587   $        1,952,887
   Provision charged to income                                  120,000              210,000              240,000
   Effect of acquisition of Valley Financial
    Corporation                                                                      343,418
   Loans charged-off                                            (28,032)             (28,422)             (52,724)
   Recoveries                                                     8,133                  855               10,424
                                                   --------------------------------------------------------------
 Balance, ending                                     $        2,776,539   $        2,676,438   $        2,150,587
                                                   ==============================================================

Nonaccrual loans totaled approximately $213,394 and $955,835, at December 31, 1999 and 1998, respectively. The amount of interest related to nonaccrual loans for 1999 and 1998, is insignificant.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Activity in loans receivable from certain executive officers and directors of the Bank consisted of the following for the years ended December 31, 1999, 1998 and 1997:

                                                              1999                 1998                 1997
                                                   --------------------------------------------------------------
 Beginning balance                                   $        1,075,964   $        1,045,188   $        1,203,613
   New loans                                                    825,200              166,701              221,983
   Repayments                                                  (216,063)            (135,925)            (380,408)
                                                   --------------------------------------------------------------
 Ending balance                                      $        1,685,101   $        1,075,964   $        1,045,188
                                                   ==============================================================

Note 5.    Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 1999 and 1998, are $6,673,921 and $7,742,415, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $53,000 at December 31, 1999 and 1998.

Note 6.    Accrued Interest Receivable

Accrued interest receivable at December 31, is summarized as follows:

                                                                              1999                1998
                                                                   ----------------------------------------
 Securities                                                          $          467,804  $          515,681
 Loans receivable                                                             1,642,479           1,449,004
                                                                   ----------------------------------------
                                                                              2,110,283           1,964,685
 Less allowance for uncollectible interest                                       27,685              31,448
                                                                   ----------------------------------------
                                                                     $        2,082,598  $        1,933,237
                                                                   ========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7.   Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                                              1999                1998
                                                                   ----------------------------------------
   Land                                                              $        1,696,695  $          501,680
   Buildings and improvements                                                 4,236,326           3,765,208
   Leasehold improvements                                                        15,546              15,546
   Furniture, fixtures and equipment                                          2,020,593           1,639,447
   Vehicles                                                                      87,968              65,956
                                                                   ----------------------------------------
                                                                              8,057,128           5,987,837
   Less accumulated depreciation                                              2,701,031           2,371,399
                                                                   ----------------------------------------
                                                                     $        5,356,097  $        3,616,438
                                                                   ========================================

Note 8.   Deposits

Deposits at December 31, were as follows:

                                      Weighted-                                    Weighted-
                                       Average                                      Average
                                       Rate at                   1999               Rate at                    1998
                                      December     ---------------------------     December     ----------------------------
Nature of Deposit                     31, 1999           Amount     Percentage     31, 1998            Amount     Percentage
----------------------------------------------------------------------------------------------------------------------------
Demand and NOW accounts:
 Noninterest bearing                    - %         $    6,411,709       2.4%         - %         $    5,458,374         2.2%
 Interest-bearing                     1.25              30,096,432      11.1        1.50              30,909,378        12.5

Savings accounts                      2.00              25,829,919       9.5        2.25              26,098,591        10.6

Money market savings                  3.61              17,463,869       6.4        3.90              19,828,064         8.0
                                                  --------------------------                    ----------------------------
                                                        79,801,929      29.4                          82,294,407        33.3
                                                  --------------------------                    ----------------------------

Certificates of deposit:
 Less than 4.0%                       3.65                 687,639       0.3        3.41                 231,825         0.1
 4.0% - 4.9%                          4.65              30,875,083      11.4        4.68              15,922,939         6.5
 5.0% - 5.9%                          5.44             123,356,192      45.5        5.52              94,229,132        38.2
 6.0% - 6.9%                          6.24              30,506,154      11.3        6.22              46,652,259        18.9
 7.0% - 7.9%                          7.09               5,793,434       2.1        7.08               7,176,955         2.9
 More than 8.0%                       8.00                  10,360       0.0        8.45                 182,796         0.1
                                                  --------------------------                    ----------------------------
                                                       191,228,862      70.6                         164,395,906        66.7
                                                  --------------------------                    ----------------------------

                                      4.42%         $  271,030,791     100.0%       4.54%         $  246,690,313       100.0%
                                                 ===========================                   =============================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


At December 31, 1999, scheduled maturities of certificates of deposit were as follows:

                            One year          One to          Two to         Three to        Four to
                             or less        two years         three         four years      five years    Thereafter
                                                              years
                     -------------------------------------------------------------------------------------------------
   Less than 4.0%      $       687,639  $            -  $            -  $            -  $            -  $            -
    4.0 - 4.9%              21,710,708       8,099,734       1,036,035          28,606               -               -
    5.0 - 5.9%              79,093,258      21,611,011       3,672,943       8,824,616      10,024,831         129,533
    6.0 - 6.9%              10,496,354      11,017,213       7,203,107       1,783,492                           5,988
    7.0 - 7.9%               5,526,882          51,994           4,633          12,293           6,030         191,602
   More than 8.0%                                               10,360
                     -------------------------------------------------------------------------------------------------
                       $   117,514,841  $   40,779,952  $   11,927,078  $   10,649,007  $   10,030,861  $      327,123
                     =================================================================================================

Interest expense on deposits consisted of the following:

                                                                        Years ended December 31,
                                                     ------------------------------------------------------------
                                                                1999                1998                1997
                                                     ------------------------------------------------------------
   NOW accounts                                        $          419,878  $          554,031  $          253,210
   Savings                                                        562,178             594,276             392,064
   Money market savings                                           668,340             797,372             378,981
   Certificates of deposit                                      9,463,137           8,947,402           5,469,676
                                                     ------------------------------------------------------------
                                                       $       11,113,533  $       10,893,081  $        6,493,931
                                                     ============================================================

The aggregate amount of certificates of deposit of $100,000 or more was $32,215,908 and $9,899,375 as of December 31, 1999 and 1998, respectively.

Note 9.   Borrowed Funds

Borrowed funds at December 31, 1999, included miscellaneous borrowings of $33,703 and borrowings from Federal Home Loan Bank of Des Moines (FHLB) as follows:

                            Weighted-
        Stated               Average
       Maturity           Interest Rate        Amount                     Features
   --------------------------------------------------------------------------------------------------
        2000                   4.23%      $     5,000,000    Open line of credit
        2000                   5.82            20,000,000    $4,000,000 callable February 2000
        2001                   5.93             9,300,000
        2002                   6.06             6,000,000
        2003                   5.13             1,000,000
        2004                   5.51             1,000,000
        2008                   5.31             9,000,000    All callable, various dates 2001 to 2003
        2009                   5.44             2,000,000    Callable October 2000
        2013                   5.25             2,381,586    15-year amortizing, repayable 2003
                       ----------------------------------
                               5.59%      $    55,681,586
                       ==================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Borrowed funds at December 31, 1999, included miscellaneous borrowings of $37,759 and borrowings from the FHLB of $38,794,480. Such borrowings carried a weighted-average interest rate of 5.62% with maturities ranging from 1999 through 2013.

The Bank has an open line of credit of $10,000,000 at the FHLB which matures on March 15, 2000. The term borrowings and open line of credit are collateralized by the FHLB stock and qualifying first mortgage loans representing 125% of the total borrowings outstanding.

Note 10.  Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa Law Code permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996, and in all future years.

The Bank is recapturing its tax bad debt reserves which have accumulated since 1987, amounting to approximately $1,659,000. The tax associated with the recaptured reserves is approximately $615,000 and is being paid in years beginning in 1996 and ending in 2003. Deferred income taxes have been established for the taxes associated with the recaptured reserves.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 1999, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                                                                          Years ended December 31,
                                                      --------------------------------------------------------------
                                                                 1999                 1998                 1997
                                                      --------------------------------------------------------------
    Current                                             $        2,382,564   $        2,645,466   $        2,188,895
    Deferred                                                      (141,678)            (164,846)             (80,591)
                                                      --------------------------------------------------------------
                                                        $        2,240,886   $        2,480,620   $        2,108,304
                                                      ==============================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 1999 and 1998:

                                                                 1999              1998
                                                             -------------------------------
Deferred tax assets:
   Unearned shares, employee stock ownership plan            $    40,000       $      30,000
   Allowance for loan losses                                     668,000             526,000
   Deferred directors fees and compensation                       52,000              57,000
   Deposit acquired                                                    -              23,000
   Unrealized losses on securities available-for-sale            551,000                   -
   Other                                                         133,894              96,044
                                                             -------------------------------
       Total gross deferred tax assets                         1,444,894             732,044
                                                             -------------------------------

 Deferred tax liabilities:
   Federal Home Loan Bank stock dividend                          47,000              41,000
   Unrealized gain on securities available-for-sale                    -             214,000
   Loan costs                                                     43,000                   -
   Premises and equipment                                         75,000              76,000
   Title plant                                                    99,000              67,000
   Loans acquired                                                129,000             188,000
   Investments acquired                                           63,000             111,000
   Deferred directors' fees and compensation                      60,000              21,000
   Other                                                           7,837                 554
                                                             -------------------------------
       Total gross deferred tax liabilities                      523,837             718,554
                                                             -------------------------------

       Net deferred tax assets                               $   921,057       $      13,490
                                                             ===============================

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

                                                                    Years Ended December 31,
                                     -------------------------------------------------------------------------------------
                                                1999                          1998                          1997
                                     -------------------------------------------------------------------------------------
                                                       Percent                     Percent                       Percent
                                                      of Pretax                   of Pretax                     of Pretax
                                          Amount       Income         Amount       Income          Amount        Income
                                     -------------------------------------------------------------------------------------
Income before income taxes           $  2,189,961          34.0%  $  2,334,258       34.0%      $  2,048,646        34.0%
Nontaxable dividends                     (109,022)         (1.7)      (105,296)      (1.5)          (119,550)       (2.0)
State income taxes, net of
 federal income tax benefit               233,647           3.6        226,613        3.1            174,621         2.9
Municipal interest income                 (62,762)         (1.0)       (54,286)      (0.8)                 -           -
Low income housing tax credit            (153,680)         (2.4)      (148,867)      (2.1)           (97,894)       (1.6)
Goodwill amortization                     145,546           2.3        137,536        2.1                  -           -
Other                                      (2,804)          0.0         90,662        1.3            102,481         1.7
                                     -------------------------------------------------------------------------------------
                                     $  2,240,886          34.8%  $  2,480,620       36.1%      $  2,108,304        35.0%
                                     =====================================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 11. Employee Benefit Plans

Retirement plans:  The Bank participates in a multiemployer defined benefit
----------------
pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. There was no pension expense for the years ended December 31, 1999, 1998 and 1997.

The Bank has a defined contribution plan covering substantially all employees. As of July 31, 1996, the Bank no longer contributes to this plan.

Employee Stock Ownership Plan (ESOP):  In conjunction with the Bank's conversion
------------------------------------
to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994, were eligible to participate immediately and employees of the Bank hired after January 1, 1994, are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Bank's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Bank's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 1999 and 1998.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $330,855, $403,793 and $354,482 for the years ended December 31, 1999, 1998 and 1997, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 1999 and 1998, are as follows:

                                                           1999         1998
                                                       -----------------------
 Allocated shares                                           98,626      80,254
 Unreleased (unearned) shares                               85,507     105,098
                                                       -----------------------
                                                           184,133     185,352
                                                       =======================

 Fair market value of unreleased (unearned) shares     $ 1,282,605  $1,773,529
                                                       =======================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Stock option plan: In 1996, the stockholders of the Company ratified the 1996
-----------------
Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options.

The Plan authorizes the granting of stock options for a total of 401,105 shares of common stock or 10% of the shares issued in the 1996 conversion. All options are granted at an exercise price which was the market price of the common stock on the grant date.

Options granted to officers and directors become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996, receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

                                                                           Weighted-
                                                                            Average
                                                                            Exercise
                                                            Number         Price per
                                                          of Shares           Share
                                                    ---------------------------------
 Outstanding, December 31, 1996                                 237,000   $     12.38
   Granted                                                        3,500         15.44
   Forfeited                                                     (1,000)        12.38
   Exercised                                                     (8,500)        12.45
                                                    ---------------------------------
 Outstanding, December 31, 1997                                 231,000         12.42
   Granted                                                       62,000         19.32
   Forfeited
   Exercised                                                    (10,290)        12.38
                                                    ---------------------------------
 Outstanding, December 31, 1998                                 282,710         13.93
   Granted                                                       12,000         15.76
   Forfeited
   Exercised
                                                    ---------------------------------
 Outstanding, December 31, 1999                                 294,710   $     14.01
                                                    =================================

 Options exercisable                                            142,110   $     13.26
                                                    =================================

 Remaining shares available for grant                            86,605
                                                    =================================

NORTH CENTRAL BANCSHARES, INC. AND SUBISIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

As of December 31, 1999, the 294,710 options outstanding under the Plan have exercise prices between $12.375 and $20.00. The weighted average fair value per option of options granted during the years ended December 31, 1999, 1998 and 1997, were $4.68, $5.96 and $5.75, respectively.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 1999, 1998 and 1997, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                             1999              1998              1997
                                                     ----------------------------------------------------
Net income:
   As reported                                       $      4,200,175     $   4,384,845     $   3,917,124
   Pro forma                                                4,011,266         4,202,056         3,780,710

 Earnings per common share:
   As reported                                                   1.64              1.44              1.23
   Pro forma                                                     1.57              1.38              1.19

 Earnings per common share - assuming dilution:
   As reported                                                   1.60              1.40              1.21
   Pro forma                                                     1.53              1.34              1.17

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997, respectively: dividend rate of 2.4%, 1.3% and 1.6%, price volatility of 25%, 17% and 24%, risk-free interest rates of 4.64%, 5.65% and 6.59% and expected lives of eight years for all years.

Employment agreements: The Company and the Bank have entered into employment
---------------------
agreements with a key officer. Under the terms of the agreements, the officer is entitled to additional compensation in the event of certain conditions of involuntary termination. The agreements extend for up to 36 months.

The Bank has entered into certain employment retention agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months. A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 12. Stockholder's Equity

Regulatory capital requirements:  The Bank is subject to various regulatory
-------------------------------
capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 1999, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                              To Be Well
                                                                                           Capitalized Under
                                                                   For Capital             Prompt Corrective
                                        Actual                  Adequacy Purposes          Action Provisions
                              ------------------------------------------------------------------------------------
                                  Amount           Ratio       Amount           Ratio         Amount       Ratio
                              ------------------------------------------------------------------------------------
                                  (000's)                      (000's)                        (000's)
As of December 31, 1999:
 Total Capital (to risk
   weighted assets)               $    33,168       16.7%    $   15,870           8.0%       $   19,837     10.0%
 Tier 1 Capital (to risk
   weighted assets)                    30,685       15.4          7,935           4.0            11,902      6.0
 Tier I (Core) Capital
   (to adjusted assets)                30,685        8.5         10,833           3.0            18,054      5.0
 Tangible Capital (to
   adjusted assets)                    30,685        8.5          5,416           1.5                 -        -
As of December 31, 1998:
 Total Capital (to risk
   weighted assets)               $    40,509       23.8%    $   13,614           8.0%       $   17,018     10.0%
 Tier 1 Capital (to risk
   weighted assets)                    38,245       22.5          6,807           4.0            10,211      6.0
 Tier I (Core) Capital
   (to adjusted assets)                38,245       11.7          9,834           3.0            16,390      5.0
 Tangible Capital (to
   adjusted assets)                    38,245       11.7          4,917           1.5                 -        -

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Limitations on Dividends and Other Capital Distributions: OTS regulations
---------------------------------------------------------
impose limitations on dividends and other capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's shares, payments to stockholders of another institution in a cash out merger and other distributions charged against capital. The rule establishes three tiers of institutions. An institution such as the Bank that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period, subject to certain limitations and restrictions as described in the regulations. Any additional capital distributions would require prior regulatory approval. A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution may not make any capital distributions without the prior approval of the OTS. At December 31, 1999, the Bank was considered a Tier 1 Association.

Note 13.  Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                         1999           1998         1997
                                                     ---------------------------------------

 Advertising and promotion                           $   191,828   $   168,105   $   147,605
 Professional fees                                       207,211       171,761       249,617
 Printing, postage, stationery and supplies              441,243       369,877       215,332
 Checking account charges                                328,380       299,530       158,512
 Insurance                                                80,400        85,987        81,056
 OTS general assessment                                   73,168        80,337        49,326
 Telephone                                               108,292        91,900        45,069
 ATM costs                                               111,982        82,285        37,580
 Other                                                   813,520       796,072       568,578
                                                     ---------------------------------------
                                                     $ 2,356,024   $ 2,145,854   $ 1,552,675
                                                     =======================================

Note 14.  Financial Instruments With Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

The Bank does require collateral, or other security, to support financial instruments with credit risk.

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

                                                                          Contract or Notional Amount
                                                                        ---------------------------------
                                                                                  December 31,
                                                                        ---------------------------------
                                                                              1999                1998
                                                                        ---------------------------------
   Mortgage loans (including one-to-four family and multifamily
      loans)                                                            $     5,440,249     $   4,788,000
   Undisbursed overdraft loan privileges and undisbursed home
      equity lines of credit                                                    952,000           770,000

At December 31, 1998, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 7.73% and fixed-rate commitments carrying a weighted-average interest rate of 7.97%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

Note 15.  Lending Activities and Concentrations of Credit Risk

Most of the Bank's lending activity is with customers located within the state of Iowa. The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines and Henry counties. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately 36% of the Bank's first mortgage loan portfolio at December 31, 1999, consisted of loans purchased or originated outside the state of Iowa, generally multifamily residential loans. Approximately $30,200,000 of loans purchased at December 31, 1999, were purchased from a bank in Wisconsin. These loans are secured by the underlying properties. The properties securing these loans are physically inspected. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 16.  Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 1999 and 1998, were as follows:

                                                    1999                                       1998
                                 ----------------------------------------   ----------------------------------------
                                        Carrying              Fair                 Carrying              Fair
                                         Amount              Value                  Amount              Value
                                 -----------------------------------------------------------------------------------
                                                         (nearest 000)                              (nearest 000)
 Financial assets:
   Cash                              $   12,668,678       $ 12,669,000           $ 15,636,876        $ 15,637,000
   Securities                            49,692,857         49,693,000             49,882,544          49,883,000
   Loans, net                           286,759,101        285,004,000            254,032,497         258,001,000
   Accrued interest receivable            2,082,598          2,083,000              1,933,237           1,933,000
 Financial liabilities:
   Deposits                             271,030,791        270,849,000            246,690,313         249,040,000
   Borrowed funds                        55,715,289         54,860,000             38,832,239          39,183,000
   Accrued interest payable                 431,750            432,000                423,958             424,000

Note 17.  1994 Reorganization and Conversion to Stock Ownership

Effective August 31, 1994, First Federal Savings Bank of Iowa (a mutual savings bank) reorganized such that its assets and liabilities were transferred to a newly formed stock savings bank and a federal mutual holding company was formed under the name of North Central Bancshares, Inc. The stock savings bank issued approximately 65% of its shares of stock to the mutual holding company and the remainder were sold in a public offering.

Persons who had membership or liquidation rights with respect to the mutual savings bank as of the date of reorganization shall, as long as they remain depositors of the Bank, continue to have such rights solely with respect to the mutual holding company after the reorganization (see Note 18).

Note 18.  The 1996 Reorganization and Conversion

Effective March 20, 1996, the mutual holding company and the Bank executed a Plan of Conversion and Agreement and Plan of Reorganization (the Plan). The Company became an Iowa corporation owning 100% of the stock of the Bank and offered shares to the public. The mutual holding company ceased to exist.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

The Plan provided that when the conversion was completed, a "Liquidation Account" would be established in an amount equal to the amount of any dividends waived by the mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank's total stockholders' equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

Note 19.  Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                              1999            1998                1997
                                                     ---------------------------------------------------
Numerator, income available to common
   stockholders                                      $    4,200,175      $   4,384,845     $   3,917,124
                                                     ===================================================

 Denominator:
   Weighted-average shares outstanding                    2,660,629          3,166,041          3,323,346
   Less unallocated ESOP                                     97,689            117,894            139,077
                                                     ----------------------------------------------------
   Weighted-average shares outstanding-basic              2,562,940          3,048,147          3,184,269
   Dilutive effect of stock options                          58,602             84,684             56,800
                                                     ----------------------------------------------------
 Weighted-average shares outstanding-diluted              2,621,542          3,132,831          3,241,069
                                                     ====================================================

Basic earnings per common share                                1.64               1.44               1.23
Earnings per common share-assuming dilution                    1.60               1.40               1.21

Note 20.  Pending Accounting Pronouncements and Regulations

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives Instruments and Hedging Activities (SFAS No. 133) which, as amended by SFAS No. 137, is required to be adopted in years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging contracts. It requires an entity recognize all derivatives as either assets or liabilities, and measures those instruments at fair value. It also sets forth the proper accounting for hedging activities, which is determined by the intended use of the derivative and how that use is designated by the entity. Earlier application is permitted and should not be applied retroactively to financial statements of prior periods. Since the Company is not currently holding any derivative instruments (as defined) and is not engaged in hedging activities, the adoption of SFAS No. 133 is expected to have no effect on the Company's financial condition or results of operations.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 21. North Central Bancshares, Inc. (Parent Company Only) Financial Information

                       STATEMENTS OF FINANCIAL CONDITION
                          December 31, 1999 and 1998

                                                                               1999                1998
                                                                           --------------------------------
ASSETS

Cash                                                                      $    190,106        $     409,397
Securities available-for-sale                                                  457,105              924,706
Loan receivables, net                                                          951,000            1,261,000
Investment in First Federal Savings Bank of Iowa                            36,765,460           45,876,022
Income taxes receivable                                                         30,809               28,490
Prepaid expenses and other assets                                               11,549               10,586
                                                                          ---------------------------------

       Total assets                                                       $ 38,406,029        $  48,510,201
                                                                          =================================

LIABILITIES AND EQUITY

LIABILITIES
 Dividend payable                                                         $    226,174        $     237,133
 Accrued expenses and other liabilities                                         32,639               47,129
 Deferred taxes                                                                 20,292               19,125
                                                                          ---------------------------------

       Total liabilities                                                       279,105              303,387
                                                                          ---------------------------------

EQUITY
 Common stock                                                                   40,111               40,111
 Additional paid-in capital                                                 38,278,872           38,135,817
 Retained earnings                                                          30,290,488           27,084,907
 Unearned shares, employee stock ownership plan                               (825,484)          (1,013,284)
 Accumulated other comprehensive income                                       (921,138)             358,666
 Treasury stock at cost                                                    (28,735,925)         (16,399,403)
                                                                          ---------------------------------

       Total equity                                                         38,126,924           48,206,814
                                                                          ---------------------------------

       Total liabilities and equity                                       $ 38,406,029        $  48,510,201
                                                                          =================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                             STATEMENTS OF INCOME
                 Years Ended December 31, 1999, 1998 and 1997

                                                            1999                1998                 1997
                                                         -----------------------------------------------------
Operating income:
 Equity in net income of subsidiary                      $  4,173,425        $  4,393,955       $    3,802,303
 Interest income                                              286,915             200,055              334,775
 Gain on sale of securities available-for-sale, net            61,564              71,923              248,526
                                                         -----------------------------------------------------
                                                            4,521,904           4,665,933            4,385,604
                                                         -----------------------------------------------------

Operating expenses:
 Salaries and employee benefits                                45,750              45,000               39,950
 Other                                                        267,979             265,088              351,480
                                                         -----------------------------------------------------
                                                              313,729             310,088              391,430
                                                         -----------------------------------------------------

       Income before income taxes                           4,208,175           4,355,845            3,994,174

Provision for income taxes                                      8,000             (29,000)              77,050
                                                         -----------------------------------------------------

       Net income                                        $  4,200,175        $  4,384,845       $    3,917,124
                                                         =====================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                             STATEMENTS OF EQUITY
                 Years Ended December 31, 1999, 1998 and 1997

                                                                                                Additional
                                                           Comprehensive       Common             Paid-in           Retained
                                                              Income            Stock             Capital           Earnings
                                                          -------------------------------------------------------------------
Balance, December 31, 1996                                                 $      40,111    $    37,796,611     $   20,531,604
   Comprehensive income:
     Net income                                           $    3,917,124               -                  -          3,917,124
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                       281,684               -                  -                  -
                                                          --------------
             Total comprehensive income                   $    4,198,808
                                                          ==============
   Purchase of treasury stock                                                          -                  -                  -
   Dividends on common stock                                                           -                  -           (787,764)
   Effect of contribution to employee
       stock ownership plan                                                            -            147,968                  -
   Effect of stock options exercise                                                    -              5,019                  -
                                                                           ---------------------------------------------------
Balance, December 31, 1997                                                        40,111         37,949,598         23,660,964
   Comprehensive income:
     Net income                                           $    4,384,845               -                  -          4,384,845
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                         3,885               -                  -                  -
                                                          --------------
             Total comprehensive income                   $    4,388,730
                                                          ==============
   Purchase of treasury stock                                                          -                  -                  -
   Dividends on common stock                                                           -                  -           (960,902)
   Effect of contribution to employee
       stock ownership plan                                                            -            206,636                  -
   Effect of stock options exercised                                                   -            (20,417)                 -
                                                                           ---------------------------------------------------
Balance, December 31, 1998                                                        40,111         38,135,817         27,084,907
   Comprehensive income:
     Net income                                           $    4,200,175               -                  -          4,200,175
     Other comprehensive (loss),
       unrealized (losses) on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                    (1,279,804)              -                  -                  -
                                                          --------------
             Total comprehensive income                   $    2,920,371
                                                          ==============
   Purchase of treasury stock                                                          -                  -                  -
   Dividends on common stock                                                           -                  -           (994,594)
   Effect of contribution to employee
       stock ownership plan                                                            -            143,055                  -
                                                                           ---------------------------------------------------
Balance, December 31, 1999                                                 $      40,111    $    38,278,872     $   30,290,488
                                                                           ===================================================

                                                                Employee         Accumulated
                                                                 Stock              Other                             Total
                                                                Ownership       Comprehensive       Treasury      Stockholders'
                                                                 Plan           Income (Loss)        Stock            Equity
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                   $  (1,416,955)  $      73,097    $    (7,789,661)  $     49,234,807
   Comprehensive income:
     Net income                                                          -               -                  -          3,917,124
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                               -         281,684                  -            281,684
             Total comprehensive income

   Purchase of treasury stock                                            -               -         (2,706,750)        (2,706,750)
   Dividends on common stock
     stock ownership plan                                                -               -                  -           (787,764)
   Effect of contribution to employee                              206,514               -                  -            354,482
   Effect of stock options exercise                                                      -            118,474            123,493
                                                           -----------------------------------------------------------------------
Balance, December 31, 1997                                      (1,210,441)        354,781        (10,377,937)        50,417,076
   Comprehensive income:
     Net income                                                          -               -                  -          4,384,845
     Other comprehensive income,
       unrealized gains on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                               -           3,885                  -              3,885

             Total comprehensive income

   Purchase of treasury stock                                            -               -         (6,164,419)        (6,164,419)
   Dividends on common stock                                             -               -                  -           (960,902)
   Effect of contribution to employee
       stock ownership plan                                        197,157               -                  -            403,793
   Effect of stock options exercised                                     -               -            142,953            122,536
                                                           -----------------------------------------------------------------------
Balance, December 31, 1998                                      (1,013,284)        358,666        (16,399,403)        48,206,814
   Comprehensive income:
     Net income                                                          -               -                  -          4,200,175
     Other comprehensive (loss),
       unrealized (losses) on securities,
       net of reclassification adjustment,
       net of tax (Note 3)                                               -      (1,279,804)                 -         (1,279,804)
             Total comprehensive income

   Purchase of treasury stock                                            -               -        (12,336,522)       (12,336,522)
   Dividends on common stock                                             -               -                  -           (994,594)
   Effect of contribution to employee
       stock ownership plan                                        187,800               -                  -            330,855
                                                           -----------------------------------------------------------------------
Balance, December 31, 1999                                   $    (825,484)   $   (921,138)   $   (28,735,925)  $     38,126,924
                                                           =======================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                           STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1999, 1998 and 1997

                                                                 1999               1998               1997
                                                      ---------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                             $       4,200,175   $      4,384,845   $      3,917,124
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Equity in net income of First Federal Savings
    Bank of Iowa                                               (4,173,425)        (4,393,955)        (3,802,303)
   Dividends received from First Federal Savings
    Bank of Iowa                                               12,398,262          3,295,694         10,000,000
   (Gain) on sale of securities available-for-sale                (61,564)           (71,923)          (248,526)
   Change in deferred income taxes                                 43,318               (485)             4,021
   Change in assets and liabilities:
    Income taxes receivable                                        (2,319)           (20,917)                 -
    Prepaid expenses and other assets                                (963)             2,191             13,499
    Income taxes payable                                                -             (2,723)            11,913
    Accrued expenses and other liabilities                        (14,490)             5,836              8,297
                                                      ---------------------------------------------------------
      Net cash provided by operating activities                12,388,994          3,198,563          9,904,025
                                                      ---------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Net (increase) decrease in loans                                 310,000          8,680,000         (6,120,000)
 Proceeds from sale of securities available-for-sale              438,915            128,550          1,270,447
 Purchase of securities available-for-sale                        (15,125)          (361,058)        (1,103,749)
 Capital contributions to First Federal Savings Bank                    -         (5,000,000)                 -
                                                      ---------------------------------------------------------
      Net cash provided by (used in) investing
       activities                                                 733,790          3,447,492         (5,953,302)
                                                      ---------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Purchase of treasury stock                                   (12,336,522)        (6,164,419)        (2,706,750)
 Proceeds from issuance of treasury stock                               -            114,963            105,781
 Dividends paid                                                (1,005,553)          (927,924)          (813,875)
                                                      ---------------------------------------------------------
      Net cash (used in) financing activities                 (13,342,075)        (6,977,380)        (3,414,844)
                                                      ---------------------------------------------------------

      Net increase (decrease) in cash                            (219,291)          (331,325)           535,879

CASH
 Beginning                                                        409,397            740,722            204,843
                                                      ---------------------------------------------------------
 Ending                                                 $         190,106   $        409,397   $        740,722
                                                      =========================================================

SUPPLEMENTAL SCHEDULE OF CASH
 FLOW INFORMATION
 Cash payment (receipts) for income taxes               $         (32,998)  $         82,158   $        105,781

                  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                                                  Year Ended December 31, 1999
                                                            ----------------------------------------
                                                              First     Second     Third     Fourth
                                                             Quarter    Quarter   Quarter   Quarter
                                                            ---------  ---------  --------  --------
                                                            (In thousands, except per share amounts)
Interest income...........................................     $5,967     $6,005    $6,129    $6,455
Interest expense..........................................      3,200      3,235     3,390     3,779
                                                               ------     ------    ------    ------
Net interest income.......................................      2,767      2,770     2,739     2,676
Provision for loan losses.................................         30         30        30        30
                                                               ------     ------    ------    ------
Net interest income after provision for
 loan losses..............................................      2,737      2,740     2,709     2,646
Noninterest income:                                            ------     ------    ------    ------
  Fees and service charges................................        361        334       378       412
  Abstract fees...........................................        343        383       372       323
  Other income............................................        216        338       379       224
                                                               ------     ------    ------    ------
     Total noninterest income.............................        920      1,055     1,129       959
Noninterest expense:
  Salaries and employee benefits.........................         973      1,007     1,033     1,013
  Premises and equipment.................................         207        216       236       272
  Data Processing........................................         148        149       111       114
  SAIF deposit insurance premiums........................          37         36        36        38
  Goodwill...............................................         118        118       118       118
  Other..................................................         571        631       594       560
                                                               ------     ------    ------    ------
     Total noninterest expense............................      2,054      2,157     2,128     2,115
                                                               ------     ------    ------    ------
Income before income taxes................................      1,603      1,638     1,710     1,490
Provision for income tax expense..........................        545        564       622       510
                                                               ------     ------    ------    ------
Net Income................................................     $1,058     $1,074    $1,088    $  980
                                                               ======     ======    ======    ======
Basic earnings per share..................................     $ 0.37     $ 0.39    $ 0.44    $ 0.44
                                                               ======     ======    ======    ======
Diluted earnings per share................................     $ 0.36     $ 0.38    $ 0.43    $ 0.43
                                                               ======     ======    ======    ======

                                                                     Year Ended December 31, 1998
                                                               ----------------------------------------
                                                                 First     Second     Third     Fourth
                                                                Quarter    Quarter   Quarter   Quarter
                                                               ---------  ---------  --------  --------
                                                               (In thousands, except per share amounts)
Interest income..........................................         $5,465     $6,050    $6,045    $6,042
Interest expense.........................................          2,873      3,291     3,318     3,387
                                                                  ------     ------    ------    ------
Net interest income......................................          2,592      2,759     2,727     2,655
Provision for loan losses................................             60         60        60        30
                                                                  ------     ------    ------    ------
Net interest income after provision for
 loan losses.............................................          2,532      2,699     2,667     2,625
Noninterest income:                                               ------     ------    ------    ------
   Fees and service charges..............................            238        312       335       358
   Abstract fees.........................................            361        401       399       423
   Other income..........................................            216        261       295       316
                                                                  ------     ------    ------    ------
     Total noninterest income............................            815        974     1,029     1,097
                                                                  ------     ------    ------    ------
Noninterest expense:
   Salaries and employee benefits........................            771        874       916       921
   Premises and equipment................................            153        182       223       254
   Data Processing.......................................             99        121       181       152
   SAIF deposit insurance premiums.......................             32         37        37        37
   Goodwill..............................................             80        117       121       118
   Other.................................................            499        564       538       545
                                                                  ------     ------    ------    ------
     Total noninterest expense...........................          1,634      1,895     2,016     2,027
                                                                  ------     ------    ------    ------
Income before income taxes...............................          1,713      1,778     1,680     1,695
Provision for income tax expense.........................            607        662       606       606
                                                                  ------     ------    ------    ------
Net income...............................................         $1,106     $1,116    $1,074    $1,089
                                                                  ======     ======    ======    ======
Basic earnings per share.................................         $ 0.35     $ 0.36    $ 0.36    $ 0.37
                                                                  ======     ======    ======    ======
Diluted earnings per share...............................         $ 0.34     $ 0.35    $ 0.35    $ 0.36
                                                                  ======     ======    ======    ======

                 MANAGEMENT OF THE HOLDING COMPANY AND THE BANK

     The Board of Directors of the Holding Company is divided into three classes, each of which contains one-third of the Board. The Bylaws of the Holding Company currently authorize six directors. Currently, all directors of the Holding Company are also directors of the Bank.

Directors

     David M. Bradley is Chairman of the Board, President and Chief Executive Officer of the Holding Company and the Bank.

     Howard A. Hecht is a retired insurance executive who was a Vice President with Principal Mutual Life Insurance Company in Des Moines, Iowa.

     Melvin R. Schroeder is Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa.

     KaRene Egemo is the owner of Egemo Realty, Inc. in Fort Dodge, Iowa.

     Robert H. Singer, Jr. is the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency in Fort Dodge, Iowa.

     Mark Thompson is the owner of Mark Thompson, CPA, P.C. since 1984 and has been a certified public accountant since 1978.

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

                                         Price Range
                                        --------------
                                                        Dividends Declared
   Quarter Ended                         High    Low        Per Share
-------------------                     ------  ------  ------------------
1998
----
   First Quarter.....................   22.875  18.750                0.08
   Second Quarter....................   24.875  21.188                0.08
   Third Quarter.....................   21.250  15.000                0.08
   Fourth Quarter....................   18.313  15.406                0.08
1999
----
   First Quarter.....................   17.250  16.250                0.10
   Second Quarter....................   18.750  16.000                0.10
   Third Quarter.....................   17.625  16.188                0.10
   Fourth Quarter....................   17.000  15.000                0.10

------------------------

The Company's Common Stock was traded at $12.875 as of March 13, 2000.

Information Relating to the Company's Common Stock

     As of March 13, 2000, the Company had 1,796 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 2,057,242 shares of the Common Stock were outstanding.

     The Company's current quarterly dividend is $0.125 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

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

Annual Meeting

     The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Friday, April 28, 2000 at the Country Inn, 3259 5th Avenue South, Fort Dodge, Iowa.

Stockholders and General Inquiries

 David M. Bradley
 North Central Bancshares, Inc.
 c/o First Federal Savings Bank of Iowa
 825 Central Avenue
 Fort Dodge, Iowa 50501
 (515) 576-7531

 General Counsel                                  Independent Auditor
 Johnson, Erb, Bice,                              McGladrey & Pullen, LLP
 Kramer, Good & Mulholland, P.C.                  400 Locust Street, Suite 640
 809 Central Avenue                               Des Moines, Iowa 50309
 Fort Dodge, Iowa 50501
                                                  Transfer Agent
 Special Counsel                                  American Securities Transfer and Trust, Inc.
 Thacher Proffitt & Wood                          12039 West Alameda Parkway
 1700 Pennsylvania Avenue, N.W., Suite 800        Lakewood, Colorado 80228
 Washington, D.C. 20006                           (303) 986-5400
                                                  email: www.asttrust.com

Annual Report on Form 10-K

     A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 1999 will be furnished without charge to shareholders as of March 13, 2000 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.