Form 10-K, Exhibit 13
period 2000-12-31
NORTH CENTRAL BANCSHARES INC
filed 2001-03-30
CIK 1005188

Exhibit 13.1      2000 Annual Report to security holders




                                TABLE OF CONTENTS


MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER........... 3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA........................... 4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................... 7

INDEX TO FINANCIAL STATEMENTS............................................27

QUARTERLY RESULTS OF OPERATIONS (Unaudited)..............................61

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK...........................62

SHAREHOLDER INFORMATION..................................................63




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

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2000. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

         For the year ended December 31, 2000, North Central Bancshares' net income was $4.0 million or $2.00 diluted earnings per share, as compared to $4.2 million, or $1.60 diluted earnings per share, for the year ended December 31, 1999. Some of our achievements during the past year include:

                                 2000 HIGHLIGHTS

     * Total assets, loans and diluted earnings per share reached new Company highs.

           *      Total assets reached a high of $389.0 million
           *      Total net loans increased by 10.9% or $31.3 million
           * Diluted earnings per share for the year 2000 reached a record $2.00, a 25% increase

     * Increased quarterly dividends in April, 2000 to $0.125 per share, a 25% increase

     * Repurchased a total of 349,862 shares or 15.5% of outstanding stock during the year ended December 31, 2000

     *      Established a Dividend Reinvestment and Stock Purchase Plan for  the
            Company

     *      Established our presence on the Internet at www.firstfederaliowa.com

     *      Relocated Ames, Iowa office to a new larger building

         Howard A. Hecht will retire from the Board of Directors at this year's annual meeting of the Company. During his twelve year tenure on the Board, the Company and the Bank have benefitted tremendously from his wise counsel and input. We all wish him well in his retirement.

         I want to thank our outstanding staff who helped make 2000 another successful year for the Company. The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.

                                            Sincerely,



                                            /s/ David M. Bradley
                                            --------------------
                                            David M. Bradley
                                            Chairman, President and
                                            Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                         At December 31,
                                         -------------------------------------------------------------------------
                                                2000            1999            1998            1997            1996
                                                ----            ----            ----            ----            ----
                                                                         (In thousands)
Selected Consolidated Financial
  Condition Data:
 Total assets............................   $  388,998      $  367,433      $  336,690      $  221,954      $  203,093
Cash (noninterest bearing)..............        2,519           8,542           2,435             982             963
Loans receivable, net:(1)
  First mortgage loans secured
    by one-to-four family
    residences..........................      174,413         161,547         145,967         114,286         106,053
  First mortgage loans secured
    by multifamily properties...........       74,644          71,503          63,285          49,895          33,015
  First mortgage loans secured
    by commercial properties............       23,825          17,470          11,168           3,724           5,068
  Consumer loans........................       45,144          36,239          33,612          23,344          21,695
                                           ----------    ------------      ----------      ----------      ----------
    Total loans receivable, net.........      318,026         286,759         254,032         191,249         165,831
Investment securities(2)................       49,682          53,820          63,084          22,279          29,577
Deposits................................      261,167         271,031         246,690         141,124         129,722
Borrowed funds..........................       88,592          55,715          38,832          28,550          22,335
Total shareholders' equity..............       36,398          38,127          48,207          50,417          49,235

                                                                For the Year Ended December 31,
                                               2000            1999            1998           1997            1996
                                               ----            ----            ----           ----            ----
                                                                        (In thousands)
Selected Operating Data:
Interest income.........................  $   27,284      $   24,556      $   23,602     $   16,205         $15,090
Interest expense........................      16,707          13,604          12,869          7,900           6,929
                                          ----------      ----------      ----------     ----------      ----------
   Net interest income before
     provision for loan losses..........      10,577          10,952          10,733          8,305           8,161
Provision for loan losses...............         120             120             210            240             240
                                          ----------      ----------      ----------     ----------      ----------
   Net interest income after
     provision for loan losses..........      10,457          10,832          10,523          8,065           7,921
                                          ----------      ----------      ----------     ----------      ----------
Noninterest income:
     Fees and service charges...........       1,592           1,485           1,243            657             580
     Abstract fees......................       1,233           1,421           1,584          1,222             931
     Other income.......................       1,189           1,157           1,088            658             382
                                          ----------      ----------      ----------     ----------      ----------
       Total noninterest income.........       4,014           4,063           3,915          2,537           1,893
                                          ----------      ----------      ----------     ----------      ----------
Noninterest expense:
     Salaries and employee benefits.....       4,103           4,026           3,482          2,209           2,004
     Premises and equipment.............       1,092             931             812            444             421
     Data processing....................         455             522             553            258             244
     One-time SAIF special assessment...          --              --              --             --             817
     SAIF deposit insurance
       premiums.........                          55             147             143             85             279
     Goodwill                                    472             472             436             28              29
     Other expenses.....................       2,410           2,356           2,146          1,553           1,144
                                          ----------      ----------      ----------     ----------      ----------
       Total noninterest expense........       8,587           8,454           7,572          4,577           4,938
                                          ----------      ----------      ----------     ----------      ----------
Income before income taxes..............       5,884           6,441           6,866          6,025           4,876
Income tax expense......................       1,873           2,241           2,481          2,108           1,744
                                          ----------      ----------      ----------     ----------      ----------
   Net income...........................  $    4,011      $    4,200      $    4,385     $    3,917      $    3,132
                                          ==========      ==========      ==========     ==========      ==========

                                                               At or for the Year Ended December 31,
                                             ------------------------------------------------------------------------
                                                            2000        1999          1998         1997         1996
                                                            ----        ----          ----         ----         ----
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)......................               2.57%        2.86%          2.81%       2.87%        3.01%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)...........................               2.95         3.35           3.50        4.06         4.33
Return on average assets (net income
  divided by average total assets)..........               1.06         1.21           1.35        1.86         1.62
Return on average equity (net income
  divided by average equity)................              11.08         9.51           8.73        7.94         6.30
Noninterest income to average assets........               1.07         1.21           1.21        1.20         0.98
Efficiency ratio(3).........................              58.85        56.30          51.69       42.21        49.11
Noninterest expense to average assets.......               2.28         2.45           2.34        2.17         2.56
Net interest income after provision for
  loan losses to noninterest expenses.......             121.78       128.13         138.97      176.22       160.40
Financial Condition Ratios: (%) (4)
Equity to assets at period end..............               9.36        10.38          14.32       22.72        24.24
Tangible equity to tangible assets
  at period end (5) (6).....................               7.84         8.68          12.42       22.32        23.80
Average shareholders' equity divided by
  average total assets......................               9.61        12.77          15.52       23.38        25.73
Average tangible shareholders equity divided
  by average tangible total assets (5) (6)..               8.00        10.94          13.71       22.96        25.29
Average interest-earning assets to average
  interest-bearing liabilities..............             108.31       112.05         116.28      130.97       136.02
Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans.........               0.33         0.07           0.38        0.08         0.11
Nonperforming assets to total assets(7).....               0.28         0.20           0.34        0.10         0.15
Allowance for loan losses as a percent of
  total loans receivable at end of period...               0.88         0.95           1.03        1.10         1.16
Allowance for loan losses to nonaccrual
   loans.....................................             274.08     1,301.13         279.72    1,468.33     1,059.35
Per Share Data:
Book value per share........................             $19.04       $16.86         $16.26      $15.43       $14.36
Tangible book value per share(5)............              15.71        13.83          13.79       15.09        14.01
Basic earnings per share (8)................               2.04         1.64           1.44        1.23         0.82
Diluted earnings per share (9)..............               2.00         1.60           1.40        1.21         0.82
Dividends declared per share................               0.50         0.40           0.32        0.25         0.28
Dividend payout ratio.......................               0.25         0.24           0.22        0.20         0.34

Key Financial Ratios Excluding
SAIF Assessment: (%) (10)
Return on average assets (net income divided
  by average total assets)..................               1.06%        1.21%          1.35%       1.86%        1.89%
Return on average equity (net income
  divided by average equity)................              11.08         9.51           8.73        7.94         7.34
Efficiency ratio (3)........................              58.85        56.30          51.69       42.21        40.99
Noninterest expense to average assets ......               2.28         2.45           2.34        2.17         2.13
Net interest income after provision for
  loan losses to noninterest expenses.......             121.78       128.13         138.97      176.22       192.21

                            (Notes on following page)

[FN]
(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 2000, 1999, 1998, 1997 and 1996 was $2.8 million, $2.8 million, $2.7 million, $2.2 million and $2.0 million, respectively.

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

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2000, 1999, 1998, 1997 and 1996 was $6.4 million, $6.8 million, $7.3 million, $1.1 million and $1.2 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2000, 1999, 1998, 1997 and 1996 was $6.4 million, $6.8 million, $7.3 million, $1.1 million and $1.2 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans, foreclosed real estate and other nonperforming assets.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2000, 1999, 1998, 1997 and 1996 were 1,963,686,
         2,562,940, 3,048,148, 3,184,269 and 3,818,273, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2000, 1999, 1998, 1997 and 1996 were 2,006,340, 2,621,542, 3,132,833,
         3,241,069 and 3,818,273, respectively.

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

SAIF Recapitalization

         In response to the disparity in deposit insurance assessment rates that existed between banks insured by the Bank Insurance Fund ("BIF") and thrifts insured by the SAIF, the Deposits Funds Insurance Act of 1996 (the "Funds Act") was enacted on September 30, 1996. The Funds Act authorized the Federal Deposit Insurance Corporation ("FDIC") to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF. The Company's special SAIF assessment of $817,000 before taxes (and $512,000 net of taxes) was charged against income in the third quarter of 1996 and paid in November 1996 (the "SAIF Assessment"). In view of the recapitalization of the SAIF, the FDIC reduced the assessment rates for SAIF-assessable deposits. For the fiscal years ended December 31, 2000, 1999 and 1998, the Bank incurred $55,000, $147,000 and $143,000, respectively, in deposit insurance premiums and for the interest payments on the FICO bonds issued by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation.

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family loans and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a locally-headquartered institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans (including the purchase of qualifying multifamily and commercial real estate loans) and securities issued or guaranteed by the United States Government or agencies thereof and mortgage-backed securities; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; (4) controlling noninterest expenses; (5) managing interest rate risk exposure while achieving desirable levels of profitability; and (6) increasing noninterest income through other increases in fees and service charges.

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

         Strong Retail Deposit Base. In 2000, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Perry, Burlington and Mount Pleasant, Iowa. At December 31, 2000, 31.6% of the deposit base, or $82.5 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing, and has been primarily a portfolio lender. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2000, 44.8% of the Company's total assets consisted of one-to-four family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2000, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $9.5 million of one-to-four family residential mortgage loans, or 2.9% of the Company's total loan portfolio, and $92.2 million of multifamily and commercial loans, or 28.6% of the Company's total loan portfolio. At December 31, 2000, the Company's ratio of nonperforming assets to total assets was 0.28%. The Company also invests in United

States  Government  agencies,  State  and  Local  Obligations,   mortgage-backed
securities, interest-earning deposits, equity securities and FHLB stock.

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

         Capital Strength and Controlled Internal Growth. Total equity decreased from $49.2 million at December 31, 1996 to $36.4 million at December 31, 2000, a decrease of 26.1%. Total assets have increased by $185.9 million, or 91.5%, since December 31, 1996. As a result, the ratio of total equity to total assets has decreased from 24.2% at December 31, 1996 to 9.4% at December 31, 2000. The Company's growth can be attributed to the Acquisition and the Company's emphasis on the origination and purchase of residential mortgage loans, the purchase of multifamily and commercial mortgage loans and the origination of consumer loans. The Company's growth has been funded through a combination of the use of proceeds from the stock offerings held in 1994 and 1996, FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

         Acquisition Strategy. With the consummation of the Acquisition in 1998, the Company has grown through the purchase of another financial institution. The Acquisition resulted in an increase in total assets of approximately 42.0%, making effective use of the Company's excess capital. The Company intends to continue evaluating the possibility of acquiring branch offices and other financial institutions, which involves executing confidentiality agreements and conducting due diligence. Such evaluations by the Company provide no indication of the likelihood that the Company will enter into any agreement to engage in an acquisition transaction as, in many instances, such transactions are subject to competitive bidding and, in every instance, are subject to extensive arm's length negotiations once the Company's evaluation is complete.

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2000 was $1.2 million, offset by noninterest expense attributable to First Iowa. The Company also owns a mortgage banking company in Ames, Iowa, First Iowa Mortgage, Inc. ("First Iowa Mortgage"), the Bank's wholly owned subsidiary. On January 30, 1998, the Company acquired First Iowa Mortgage as a part of the Acquisition of Valley Financial. Non-interest income for such business for the year ended December 31, 2000 was $231,000, offset by non-interest expense attributable to First Iowa Mortgage.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2000, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $29.9 million, representing a one-year gap to total assets ratio of negative 7.7% as compared to a negative 14.7% at December 31, 1999. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in short to medium term U. S. Government agencies, mortgage-backed securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "-- Discussion of Market Risk -- Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        OTS regulations require that thrift institutions such as the Bank maintain an average daily balance of liquid assets (cash, certain time deposits, banker's acceptances and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable deposits plus short-term borrowings. At December 31, 2000, the amount of the Bank's liquid assets were $26.0 million, resulting in a liquidity ratio of 8.3%.

        The Company's  primary sources of funds are deposits,  amortization  and prepayment of loans, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-to- medium term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2000, $362,000, or 1.2%, of the Company's investment portfolio, excluding equity and mortgage backed securities, was scheduled to mature in one year or less and $17.0 million, or 56.9%, was scheduled to mature in one to five years and $12.5 million, or 41.9%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2000, totaled $93.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $165.8 million as of December 31, 2000. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2000, the Company had outstanding loan commitments of $3.2 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit.

        The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2000, the Holding Company repurchased 349,862 shares of its Common Stock. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Notes 16 and 17 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2000, 1999 and 1998, the Company's disbursements for loan originations and purchases totaled $86.3 million, $91.7 million and $85.2 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the maturity and sale of securities and FHLB advances. Net cash flows used in investing activities amounted to $25.4 million, $37.2 million and $2.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash flows provided by financing activities amounted to $16.4 million, $28.0 million and $9.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2000 with tangible and leverage capital ratios of 7.4% and a total risk-based capital ratio of 14.0%. In determining the amount of risk-weighted assets for purposes of the risk- based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2000:


                                                 Capital              Excess
                               Amount          Requirements           Capital
                               ------          ------------           -------
                                              (In thousands)

Tangible capital...........  $ 28,456           $  5,732            $ 22,724
Core capital...............    28,456             11,464              16,992
Risk-based capital.........    31,241             17,830              13,411

Discussion of Market Risk--Interest Rate Sensitivity Analysis

     As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2000, 31.5% of the Company's loan portfolio was secured by properties outside the State of Iowa, located in twenty- six states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2000, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

     The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans, and maintaining a level of liquidity by investing in short to medium term U.S. government agencies, mortgage-backed securities and short-term interest-earning deposits. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

     At December 31, 2000, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $29.9 million, representing a one-year gap ratio of negative 7.7%, compared to a one-year gap ratio of negative 14.7% at December 31, 1999. To manage the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

     Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                           At December 31, 2000 (1)
                                        -------------------------------------------------------------------------------------------
                                          Within          1-3          3-5          5-10         10-20        Over 20
                                          1 Year         Years        Years         Years        Years         Years        Total
                                          ------         -----        -----         -----        -----         -----        -----
                                                                           (Dollars in thousands)
Interest-earning assets:
    First mortgage loans
      Adjustable (2).................   $ 87,648      $ 71,313      $ 43,450      $     --     $     --     $     --       $202,411
      Fixed (2)......................     18,041        26,103        16,008        20,541        1,658            21        82,372
   Consumer and other loans..........     18,516        18,667         8,074           525           25             1        45,808
   Investment securities(3)(4).......     17,159         6,219        14,835         3,121           --            --        41,334
                                        --------      --------      --------      --------     --------      --------      --------
      Total interest-earning assets..   $141,364      $122,302      $ 82,367      $ 24,187     $  1,683      $     22      $371,925
                                        ========      ========      ========      ========     ========      ========      ========

Rate sensitive liabilities:
   Savings accounts..................   $  3,693      $  5,609      $  3,864      $  5,186     $  2,848      $    523      $ 21,723
   NOW accounts......................     11,183        11,484         4,558         2,702          295             3        30,225
   Money market accounts.............     19,370         5,149            --            --           --            --        24,519
   Certificate accounts..............     93,149        61,996        23,274           209           --            --       178,628
   Noninterest bearing deposits......      6,071            --            --            --           --            --         6,071
   FHLB advances and other liabilities    37,803        44,769           983         5,038           --            --        88,593
                                        --------      --------      --------      --------     --------      --------      --------
     Total interest-bearing liabilities $171,269      $129,007      $ 32,679      $ 13,135     $  3,143      $    526      $349,759
                                        ========      ========      ========      ========     ========      ========      ========

Interest sensitivity gap.............   $(29,905)     $ (6,705)     $ 49,688      $ 11,052     $ (1,460)     $   (504)
Cumulative interest-sensitivity gap..   $(29,905)     $(36,610)     $ 13,078      $ 24,130     $ 22,670      $ 22,166

Interest sensitivity gap to total assets   (7.70)%       (1.73)%       12.79%         2.85%       (0.38)%       (0.13)%
Cumulative interest-sensitivity gap to
   total assets......................      (7.70)        (9.42)         3.37          6.21         5.84          5.71
Ratio of interest-earning assets to
   interest-bearing liabilities......      82.54         94.80        252.05        184.14        53.55          4.18        106.34
Cumulative ratio of interest-earning
   assets to interest-bearing liabilities  82.54%        87.81%       103.93%       106.97%      106.49%       106.34%       106.34%

Total assets.........................   $388,456      $388,456      $388,456      $388,456     $388,456      $388,456      $388,456
Cumulative interest bearing assets...   $141,364      $263,666      $346,033      $370,220     $371,903      $371,925      $371,925
Cumulative interest sensitive           $171,269      $300,276      $332,955      $346,090     $349,233      $349,759      $349,759
   liabilities

[FN]
(1) The following assumptions were used in regard to prepayment speed for loans: (i) multifamily adjustable rate loans will prepay at 10 percent per year, (ii) multifamily fixed rate loans and commercial real estate loans (both fixed and adjustable rate) will prepay at 12 percent, (iii) one-to-four family fixed rate loans will prepay at 15 percent, (iv) one-to-four family adjustable, mortgage backed securities, consumer and all other loans will prepay at 20 percent. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent. Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain short comings are inherent in the analysis presented by the foregoing table.

(2) Includes $417,000 and $7.8 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $6.3 million and securities available for sale of $28.9 million.

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

         Presented below, as of December 31, 2000, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

                             Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                                    Net Portfolio Value                  NPV as % of PV of Assets
                        ---------------------------------------       ---------------------------

   Change in Rates      $ Amount       $ Change        % Change       NPV Ratio         Change
   ---------------      --------       --------        --------       ---------         ------
                                            (Dollars in thousands)

    +300 bp              30,835         -2,693              -8           8.31             -35bp
    +200 bp              32,364         -1,165              -3           8.59              -7bp
    +100 bp              33,348           -180              -1           8.72               6bp
       0 bp              33,529             --              --           8.66                --
    -100 bp              32,383         -1,146              -3           8.28             -38bp
    -200 bp              30,835         -2,694              -8           7.81             -84bp
    -300 bp              29,791         -3,738             -11           7.47            -119bp

[FN]
(1) Denotes rate shock used to compute interest rate risk capital component.

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

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 2000, the Company's foreclosed real estate consisted of two properties with an aggregate value of $64,000.

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

                                                                            At December 31,
                                            -----------------------------------------------------------------------------
                                                2000              1999              1998             1997            1996
                                                ----              ----              ----             ----            ----
                                                                         (Dollars in thousands)
Nonaccrual loans and
nonperforming assets:
First mortgage loans:
   One-to-four family residential.......    $    237           $    111         $    403         $    122         $    149
   Multifamily and commercial
     properties ........................       556(2)                --            423(3)              --               --
Consumer loans:.........................         244                102              130               25               35
                                            --------           --------         --------         --------         --------
   Total nonaccrual loans...............       1,037                213              956              147              184
Total foreclosed real estate(1).........          64                503              187               67              128
Other nonperforming assets..............          --                 --                1               --                2
                                            --------           --------         --------         --------         --------
   Total nonperforming assets...........    $  1,101           $    716         $  1,144         $    214         $    314
                                            ========           ========         ========         ========         ========
Total nonaccrual loans to net loans
   receivable...........................        0.33%              0.07%            0.38%            0.08%            0.11%
Total nonaccrual loans to total assets..        0.27               0.06             0.28             0.07             0.09
Total nonperforming assets to total
    assets..............................        0.28               0.19             0.34             0.10             0.15

[FN]
(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

(2) Includes a purchase loan which was secured by a commercial property that was 90 days past due in the amount of $488,822 (in actual dollars)

(3) Includes a purchase loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loan was repaid in March, 1999.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                                             At December 31,
                                                    ---------------------------------------------------------------
                                                      2000           1999          1998           1997         1996
                                                      ----           ----          ----           ----         ----
                                                                              (In thousands)
Loans past due 60-89 days:
First mortgage loans:
   One-to-four family residential................   $   590        $   521        $ 1,070       $   275      $   323
   Multifamily and commercial properties.........        --            491             22           --            --
Consumer loans...................................        96            198            270           135           51
                                                    -------        -------        -------       -------      -------
     Total past due 60-89 days...................   $   686        $ 1,210        $ 1,362       $   410      $   374
                                                    =======        =======        =======       =======      =======

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2000.

                                                       At December 31, 2000
                                                       --------------------
                                                       Balance        Number
                                                       -------        ------
                                                       (Dollars in thousands)
One-to-four family first mortgage loans:
  Loans 60 to 89 days delinquent...................   $ 590             16
  Loans 90 days or more delinquent.................     237              6
Multifamily and commercial first mortgage loans:

  Loans 60 to 89 days delinquent...................       -              -
  Loans 90 days or more delinquent.................     556              2
Consumer Loans:

  Loans 60 to 89 days delinquent...................      96             15
  Loans 90 days or more delinquent.................     244             22
Foreclosed real estate.............................      64              2
Other nonperforming assets.........................     - -            - -
Loans to facilitate sale of foreclosed real estate.     116              1
Special mention loans..............................     924             33

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2000, the Company had $924,000 of special mention loans, consisting of eighteen loans secured by one-to-four family residences, one commercial property and fifteen consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets at the dates indicated.

                                                               At December 31,
                               --------------------------------------------------------------------------
                                    2000             1999            1998            1997            1996
                                    ----             ----            ----            ----            ----
                                                                (In thousands)

Substandard assets............   $ 1,087(3)      $   689(2)       $   745(1)      $     208       $     311
Doubtful assets...............          --              --               --              --              --
Loss assets...................          53              60               35              18               9
                                 ---------       ---------        ---------       ---------       ---------
  Total classified assets.....   $   1,140       $     749        $     780       $     226       $     320
                                 =========       =========        =========       =========       =========

                            (Notes on following page)

[FN]
(1) Includes one purchase loan which was secured by a commercial property that was 90 days past due in the amount of $364,636 (in actual dollars). This loans was repaid in March, 1999.
(2) Includes one loan secured by a commercial property that was not delinquent at December 31, 1999
(3) Includes one purchase loan which was secured by a commercial property that was 10 months past due in the amount of $489,000 (in actual dollars).

         Allowance for Loan Losses. It is management's policy to provide an allowance for estimated losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 2000, 1999 and 1998 the Company's provision for loan losses were $120,000, $120,000 and $210,000, respectively. The Company's allowance for loan losses totaled $2.8 million, $2.8 million and $2.7 million at December 31, 2000, 1999 and 1998, respectively.

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

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                  For the Year Ended December 31,
                                         ----------------------------------------------------------------------------
                                               2000             1999            1998            1997            1996
                                               ----             ----            ----            ----            ----
                                                                      (Dollars in thousands)
Total loans outstanding.................   $ 322,408        $ 291,760        $ 259,360      $ 194,626        $ 168,921
Average net loans outstanding...........     307,104          265,553          246,510        175,284          156,708
Allowance balances (at beginning of
  period...............................        2,776            2,676            2,151          1,953            1,736
                                           ---------        ---------        ---------      ---------        ---------
Provisions for losses...................         120              120              210            240              240
  Effect of-

    Valley Financial Corporation........          --               --              343             --               --
Charge-Offs:
  First mortgage loans..................          15                5                6             21                5
  Consumer loans........................          41               23               23             31               19
Recoveries:

  First mortgage loans..................          --               --               --            --                --
  Consumer loans........................           3                8                1             10                1
                                           ---------        ---------        ---------      ---------        ---------
  Net charge-offs.......................          53               20               28             42               23
                                           ---------        ---------        ---------      ---------        ---------
Allowance balance (at end of period)....   $   2,843        $   2,776        $   2,676      $   2,151        $   1,953
                                           =========        =========        =========       ========         ========

Allowance for loan losses as a percent
  of total loans receivable at end of
  period................................        0.88%            0.95%            1.03%          1.10%            1.16%
Net loans charged off as a percent of
  average net loans outstanding.........        0.02             0.01             0.01           0.02             0.01
Ratio of allowance for loan losses to
  total nonaccrual loans at end of
  period................................      274.08         1,301.13           279.72       1,468.33         1,059.35
Ratio of allowance for loan losses to
  total nonaccrual loans and foreclosed
  real estate at end of period..........      258.18           387.78           233.95       1,006.96           621.31

         Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                              At December 31,
                                           ----------------------------------------------------
                                                     2000                       1999
                                                     ----                       ----
                                                          % of Loans                % of Loans
                                                           In Each                   In Each
                                                         Category to               Category to
                                             Amount      Total Loans    Amount     Total Loans
                                             ------      -----------    ------     -----------

                                                          (Dollars in thousands)

Balance at end of period applicable to:
 One-to-four family residential
   mortgage loans .......................   $  731         54.78%       $  726       56.23%
 Multifamily residential mortgage loans .    1,145         23.45         1,332       25.16
 Commercial mortgage loans ..............      303          7.56           252        6.07
 Consumer loans .........................      664         14.21           466       12.53
                                            ------        ------        ------      ------
   Total allowance for loan losses ......   $2,843        100.00%       $2,776      100.00%
                                            ======        ======        ======      ======

                                                                       At December 31,
                                                    ------------------------------------------------------
                                                    1998                     1997                     1996
                                                    ----                     ----                     ----
                                                         % of Loans                % of Loans              % of Loans
                                                           In Each                   In Each               In Each
                                                         Category to               Category to             Category to
                                             Amount      Total Loans    Amount     Total Loans    Amount   Total Loans
                                             ------      -----------    ------     -----------    -----    -----------

                                                                        (Dollars in thousands)
Balance at end of period applicable to:
 One-to-four family residential
   mortgage loans .......................   $  684         57.45%       $  675       59.48%     $  503       63.44%
 Multifamily residential mortgage loans .    1,298         25.02         1,026       26.38         948       20.42
 Commercial mortgage loans ..............      228          4.39            76        1.95         157        3.09
 Consumer loans .........................      466         13.14           374       12.19         345       13.05
                                            ------        ------        ------       ------     ------      ------
   Total allowance for loan losses ......   $2,676        100.00%       $2,151      100.00%     $1,953      100.00%
                                            ======        ======        ======      ======      ======      ======

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

                                                                  For the Year Ended December 31,
                                                                  -------------------------------
                                                                           At December 31,
                                  2000                   2000                            1999                       1998
                              ---------------  -------------------------   ----------------------------  ---------------------------
                                                                 Average                        Average                      Average
                                        Yield/ Average            Yield/   Average               Yield/  Average              Yield/
                              Balance    Cost  Balance   Interest  Cost    Balance     Interest   Cost   Balance    Interest   Cost
                              --------  -----  -------   --------  -----   --------    --------   ----   --------   --------
                                                                   (Dollars in thousands)
Assets:
 Interest-earning assets:
  First mortgage loans(1)....$275,061   7.92% $265,557    $20,586(8) 7.75% $233,457    $18,104(8) 7.75%  $216,914   $17,318(8) 7.98%
  Consumer loans(1)..........  45,808   8.93    41,547      3,677    8.85    34,831      3,111    8.93    32,173      3,014    9.37
  Investment securities...... 50,081(4) 5.99    51,097(5)   3,020    5.91    58,666(6)   3,341    5.69    57,826(7)   3,270    5.65
                             --------   ----   -------    -------   ------  -------    -------    -----  -------    -------    ----
Total interest-earning assets 370,950   7.78% $358,201    $27,283    7.62%  326,954     24,556    7.51%  306,913     23,602    7.69%
 Noninterest-earning assets..  18,048           18,470                       18,750                       16,847
                             --------         --------                      -------                       -------
   Total assets..............$388,998         $376,671                     $345,704                     $323,760
                             ========         ========                     ========                      ========
Liabilities and Equity:
Interest-bearing liabilities:
   NOW and money market
     savings..............   $ 54,744   2.85% $ 48,262    $ 1,185    2.46%  47,551     $ 1,088    2.29% $ 44,622    $ 1,351    3.03%
   Passbook savings.......     21,724   1.83    24,571        485    1.97   27,189         562    2.07    25,591        594    2.32
   Certificates of Deposit    178,628   6.01   186,292     10,599    5.69  173,329       9,463    5.46   159,701      8,948    5.60
    Borrowed funds........     88,592   6.11    71,602      4,438    6.20   43,711       2,491    5.62    34,020      1,976    5.81
                             --------  -----  --------    -------    ----  -------      ------   -----   -------    -------    ----
    Total interest-bearing
     liabilities........     $343,688   5.27% $330,727    $16,707    5.05% $291,780    $13,604    4.65% $263,934    $12,869    4.88%

 Noninterest-bearing            8,912            9,739                        9,776                        9,587
     liabilities              -------         --------                      -------                     --------
     Total liabilities....   $352,600         $340,466                     $301,556                     $273,522
Equity....................     36,398           36,205                       44,148                       50,239
                             ---------        ---------                    --------                     --------
   Total liabilities and     $388,998         $376,671                     $345,704                     $323,760
      equity                 =========        ========                     ========                     =========

 Net interest income.......                                $10,576                     $10,952                      $10,733
                                                           =======                     =======                      =======
Net interest rate spread(2)             2.51%                         2.57%                        2.86%                       2.81%
                                         ====                          ====                         ====                        ====
Net interest margin (3)....              2.90                          2.95                         3.35                        3.50
                                         ====                          ====                         ====                        ====
Ratio of average                       107.93                        108.31                       112.05                      116.28
 interest-earning assets               ======                        ======                       ======                      ======
 to average interest-
 bearing liabilities........

[FN]
(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $6,331,000 and securities available for sale of $43,750,000.
(5) Includes interest-bearing deposits of $4,392,000 and securities available for sale of $46,705,000.
(6) Includes interest-bearing deposits of $7,309,000 and securities available for sale of $51,357,000.
(7) Includes interest-bearing deposits of $8,235,000 and securities available for sale of $49,590,000.
(8) Includes loan fee amortization of $(60,000), $(9,000) and $(29,000) for the years ended December 31, 2000, 1999 and 1998.

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

                                                         Year Ended                                  Year Ended
                                                      December 31, 2000                           December 31, 1999
                                                         Compared to                                 Compared to
                                                         Year Ended                                  Year Ended
                                                      December 31, 1999                           December 31, 1998
                                            ----------------------------------------    ---------------------------------------
                                                  Increase/(Decrease)                        Increase/(Decrease)
                                                        Due to                                    Due to
                                            -----------------------------               ----------------------------

                                                                              Total                                    Total
                                                                    Rate/   Increase                         Rate/    Increase
                                            Volume       Rate      Volume  (Decrease)    Volume     Rate     Volume   (Decrease)
                                            -------    -------    --------  --------    --------  --------   -------   --------
                                                                           (In thousands)
Interest income:
    First mortgage loans ................   $ 2,490    $    (7)   $    (1)   $ 2,482    $ 1,321   $  (496)   $   (38)   $   787
    Consumer loans ......................       601        (29)        (6)       566        249      (140)       (12)        97
    Investment securities ...............      (408)       126        (39)      (321)        77         6        (12)        71
                                            -------    -------    -------    -------    -------   -------    -------    -------
       Total interest-earning assets ....   $ 2,683    $    90    $   (46)   $ 2,727    $ 1,647   $  (630)   $   (62)   $   955
                                            =======    =======    =======    =======    =======   =======    =======    =======
Interest expense:
    NOW and money market savings ........   $    16    $    80    $     1    $    97    $    89   $  (330)   $   (22)   $  (263)
    Passbook savings ....................       (53)       (26)         2        (77)        37       (65)        (4)       (32)
    Certificate of deposits .............       708        398         30      1,136        763      (228)       (19)       516
    Borrowed funds ......................     1,588        219        140      1,947        563       (38)       (11)       514
                                            -------    -------    -------    -------    -------   -------    -------    -------
       Total interest-bearing liabilities   $ 2,259    $   671    $   173    $ 3,103    $ 1,452   $  (661)   $   (56)   $   735
                                            =======    =======    =======    =======    =======   =======    =======    =======
Net change in net interest income .......   $   424    $  (581)   $  (219)   $  (376)   $   195   $    31    $    (6)   $   220
                                            =======    =======    =======    =======    =======   =======    =======    =======

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME (Unaudited)

         The unaudited pro forma consolidated statement of income is based on the historical financial statements of the Company and Valley Financial. The unaudited pro forma consolidated statement of income for the year ended December 31, 1998 was prepared as if the Acquisition had occurred as of the beginning of the period for purposes of the combined consolidated statements of income. The income statement for the year ended December 31, 1998 would therefore include the month January 31, 1998 for Valley Financial.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

ACTUAL AND PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Unaudited)

                                                                                    Years Ended
                                                                                    December 31,
                                                          --------------------------------------------------------------
                                                               Actual                   Actual                 Pro forma
                                                                2000                     1999                    1998
                                                          --------------           --------------          --------------

Interest income...............................            $   27,283,447           $   24,556,267          $   24,223,861
Interest expense..............................                16,706,620               13,603,841              13,319,040
                                                          --------------           --------------          --------------

    Net interest income.......................                10,576,827               10,952,426              10,904,821
Provision for loan losses.....................                   120,000                  120,000                 210,000
                                                          --------------           --------------          --------------
    Net interest income after provision for
       loan losses............................                10,456,827               10,932,426              10,694,821
                                                          --------------           --------------          --------------

Noninterest income:
    Fees and service charges..................                 1,591,780                1,484,962               1,279,153
    Abstract fees.............................                 1,233,091                1,420,955               1,583,773
    Gain on sale of securities
       available for sale, net................                        42                   61,564                  51,362
    Mortgage banking income...................                   231,170                  367,696                 454,992
    Other income..............................                   957,935                  727,869                 599,159
                                                          --------------           --------------          --------------
       Total noninterest income...............                 4,014,018                4,063,046               3,968,439
                                                          --------------           --------------          --------------

Noninterest expense:
    Salaries and employee benefits............                 4,103,419                4,025,744               3,650,905
    Premises and equipment....................                 1,091,653                  930,988                 846,223
    Data processing...........................                   455,389                  522,122                 583,111
    SAIF deposit insurance premiums...........                    55,332                  147,243                 148,226
    Goodwill amortization.....................                   472,290                  472,290                 472,290
    Other expenses............................                 2,408,276                2,356,024               2,277,600
                                                          --------------           --------------          --------------
       Total noninterest expense..............                 8,586,359                8,454,411               7,978,355
                                                          --------------           --------------          --------------

Income before income taxes....................                 5,884,486                6,441,061               6,684,905

Provision for income taxes....................                 1,873,369                2,240,886               2,439,432
                                                          --------------           --------------          --------------

Net Income....................................            $    4,011,117           $    4,200,175          $    4,245,473
                                                          ==============           ==============          ==============

Comparison of Financial Condition as of December 31, 2000, December 31, 1999 and December 31, 1998

         Total assets increased $21.6 million, or 5.9%, from $367.4 million at December 31, 1999 to $389.0 million at December 31, 2000. Interest bearing cash increased $2.2 million, or 53.4%, from $4.1 million at December 31, 1999 to $6.3 million at December 31, 2000. Noninterest bearing cash decreased $6.0 million, or 70.5%, from $8.5 million at December 31, 1999 to $2.5 million at December 31, 2000. Securities available for sale decreased $6.3 million, or 12.8%, primarily due to the sales, calls, payments and maturities on U.S. Treasury notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. Total loans receivable, net, increased by $31.3 million, or 10.9%, from $286.8 million at December 31, 1999 to $318.0 million at December 31, 2000, primarily due to the origination of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans located out of state of $19.6 million, and originations of $21.5 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. Deposits decreased $9.9 million, or 3.6%, from $271.0 million at December 31, 1999 to $261.2 million at December 31, 2000, primarily reflecting decreases in certificates of deposit accounts, due in part to decreases in deposits of certain public funds and decreases in savings accounts, offset in part by an increase in money market accounts. Other borrowings, primarily FHLB advances, increased $32.9 million, from $55.7 million at December 31, 1999 to $88.6 million at December 31, 2000. Total shareholders' equity decreased $1.7 million from $38.1 million at December 31, 1999 to $36.4 million at December 31, 2000, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and decreased unrealized losses.

         Total assets increased $30.7 million, or 9.1%, from $336.7 million at December 31, 1998 to $367.4 million at December 31, 1999. Interest bearing cash decreased $9.1 million, or 68.7%, from $13.2 million at December 31, 1998 to $4.1 million at December 31, 1999. Noninterest bearing cash increased $6.1 million, or 250.7%, from $2.4 million at December 31, 1998 to $8.5 million at December 31, 1999. Securities available for sale decreased $190,000, or 0.4%, primarily due to the sales, calls, payments and maturities on U.S. Treasury notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies and mortgage-backed securities. Total loans receivable, net, increased by $32.7 million, or 12.9%, from $254.0 million at December 31, 1998 to $286.8 million at December 31, 1999, primarily due to the origination of $31.6 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans located out of state of $40.3 million, and originations of $12.3 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1999. Deposits increased $24.3 million, or 9.9%, from $246.7 million at December 31, 1998 to $271.0 million at December 31, 1999, primarily reflecting increases in certificates of deposit accounts, primarily due to deposits of certain public funds. Other borrowings, primarily FHLB advances, increased $16.9 million, from $38.8 million at December 31, 1998 to $55.7 million at December 31, 1999. Total shareholders' equity decreased $10.1 million from $48.2 million at December 31, 1998 to $38.1 million at December 31, 1999, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and decreased unrealized losses.

Comparison  of  Results  of  Operations  for  the  Years Ended December 31, 2000
and 1999

         Interest Income. Interest income increased by $2.7 million to $27.3 million for the year ended December 31, 2000 compared to $24.6 million for the year ended December 31, 1999. The increase in interest income was primarily due to a $31.2 million increase in average interest earning assets to $358.2 million for the year ended December 31, 2000, from $327.0 million for 1999. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate located outside of the State of Iowa of $19.6 million and originations of $21.5 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. The average yield on interest earning assets increased to 7.62% for the year ended December 31, 2000 from 7.51% for the year ended December 31, 1999, primarily due to a general increase in market interest rates.

         Interest Expense. Interest expense increased by $3.1 million to $16.7 million for the year ended December 31, 2000 compared to $13.6 million for the year ended December 31, 1999. The increase in interest expense was primarily due to a $38.9 million increase in the average balance of interest-bearing liabilities to $330.7 million for the year ended December 31, 2000, from $291.8 million for 1999. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the certificates of deposits and borrowed funds. The increases in certificates of deposits is primarily due to an increase in the average balance of deposits of certain public funds. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth. The average cost of interest bearing liabilities increased to 5.05% for the year ended December 31, 2000 from 4.65% for the year ended December 31, 1999. The increase in the average cost of interest bearing liabilities is primarily due to an increase in the average cost of certificates of deposits and borrowed funds. The increase in the average cost of funds is due to the general increase in market interest rates.

         Net Interest Income. Net interest income before provision for loan losses decreased by $376,000 to $10.6 million for the year ended December 31, 2000 from $11.0 million for the year ended December 31, 1999. The decrease is primarily due to the increases in the average yield on the average interest-bearing assets being less than the increase in the cost of the average interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 2.57% for the year ended December 31, 2000 from 2.86% for the year ended December 31, 1999. The decrease in the spread reflects the general increase in the overall costs on interest bearing liabilities in excess of the increase in yields on the interest-earning assets offset by the increase in the average interest bearing liabilities in excess of the increase in the interest earning assets.

         Provision for Loan Losses. The Company's provision for loan losses was $120,000 for each of the years ended December 31, 2000 and December 31, 1999, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $53,000 for the year ended December 31, 2000 as compared to $20,000 for the year ended December 31, 1999. The resulting allowance for loan loss was $2.8 million at December 31, 2000 and December 31, 1999.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.88% at December 31, 2000 from 0.95% at December 31, 1999. The level of nonperforming loans has increased to $1.0 million at December 31, 2000 from $213,000 at December 31, 1999. See "Asset Quality".

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

         Noninterest income. Total noninterest income decreased by $49,000, or 1.2%, to $4.0 million for the year ended December 31, 2000 from $4.1 million for the year ended December 31, 1999. The decrease is due to decreases in abstract fees and mortgage banking fees, partially offset by an increase in fees and service charges and other income. Abstract fees decreased $188,000 due to decreased sales volume. Sales volume decreased in part due to a general decline in real estate activity. Mortgage banking fees decreased $137,000 due to higher interest rates during the year ended December 31, 2000. Fees and service charges increased $107,000 due to increases in overdraft fees on NOW accounts, service charges on NOW accounts and service charges on ATM/debit cards, offset by a decrease in loan prepayment fees. Other income increased $230,000 due to increases in annuity and mutual fund sales, insurance sales, gain on the sale of foreclosed real estate and interest income on a disputed income tax item. Noninterest income for the year ended December 31, 1999 also reflects gains on the sales of securities available for sale of $62,000. See "-Business Strategy-Increased Noninterest Income".

         Noninterest Expense. Total non-interest expense increased by $132,000 to $8.6 million for the year ended December 31, 2000 from $8.5 million for the year ended December 31, 1999. The increase is primarily due to an increase in the premises and equipment, offset in part by a decrease in data processing and SAIF deposit insurance premiums. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to the purchase of computer equipment and software, the opening of a branch located in Perry and Ames, Iowa and normal cost increases. The decrease in data processing is primarily due to the signing of a multi year data processing contract in 1999. The decrease in SAIF deposit insurance premiums is due to lower SAIF deposit premium rates. The Company's efficiency ratio for the year ended December 31, 2000 and 1999 were 58.85% and 56.30%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 1999 and 1998 were 2.28% and 2.45%, respectively.

         Income Taxes. Income taxes decreased by $368,000 to $1.9 million for the year ended December 31, 2000 as compared to $2.2 million for the year ended December 31, 1999. The decrease was principally due to a decrease in pre-tax earnings during the 2000 period as compared to the 1999 period and an income tax benefit of $100,000 received due to a state franchise tax refund related to an issue that had been under dispute for several years.

         Net Income. Net income totaled $4.0 million for the year ended December 31, 2000 compared to $4.2 million for the same period in 1999.

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998.
         The actual statement of income for the year ended December 31, 1999 was compared to the pro forma statement of income for the years ended December 31, 1998 for comparison purposes in order to more clearly present the changes in the results of operations.

         Interest Income. Interest income increased by $332,000 to $24.6 million for the year ended December 31, 1999 compared to $24.2 million for the year ended December 31, 1998. The increase in interest income was primarily due to a $11.9 million increase in average interest earning assets to $327.0 million for the year ended December 31, 1999, from $315.1 million for 1998. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $31.6 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate located outside of the State of Iowa of $40.3 million and originations of $12.3 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 1999. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of U.S. Government agencies, mortgage-backed securities and certain equities. The impact of the increase in average interest-earning assets was offset in part by a decrease in the average yields. The average yield on interest earning assets decreased to 7.51% for the year ended December 31, 1999 from 7.69% for the year ended December 31, 1998, primarily due to a general decrease in market interest rates.

         Interest Expense. Interest expense increased by $285,000 to $13.6 million for the year ended December 31, 1999 compared to $13.3 million for the year ended December 31, 1998. The increase in interest expense was primarily due to a $18.5 million increase in the average balance of interest-bearing liabilities to $291.8 million for the year ended December 31, 1999, from $273.3 million for 1998. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the certificates of deposits and borrowed funds. The increases in certificates of deposits is primarily due to an increase in deposits of certain public funds. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth.

The impact of the increase in the average balances of interest-bearing liabilities was offset in part by a decrease in the average cost of interest-bearing liabilities. The average cost of interest bearing liabilities decreased to 4.65% for the year ended December 31, 1999 from 4.87% for the year ended December 31, 1998. The decrease in the average cost of funds is due to the general decrease in market interest rates.

         Net Interest Income. Net interest income before provision for loan losses increased by $47,000 to $11.0 million for the year ended December 31, 1999 from $10.9 million for the year ended December 31, 1998. The increase is primarily due to the decreases in the average yield on the average interest-bearing assets being less than the decrease in the cost of the average interest-bearing liabilities. This was offset in part by a decrease in the excess of average interest earning assets over the average balances of interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.86% for the year ended December 31, 1999 from 2.82% for the year ended December 31, 1998. The increase in the spread reflects the general decline in the overall costs on interest bearing liabilities in excess of the decline in yields on the interest-earning assets offset by the increase in the average interest bearing liabilities in excess of the increase in the interest earning assets.

         The following table sets forth certain information relating to the Company's actual and pro forma average balance sheets and reflects the actual and pro forma average yield on assets and the actual and pro forma average cost of liabilities for the years ended December 31, 1999 and 1998, respectively.

                                                                           For Years Ended December 31,
                                                                           ----------------------------
                                                                 1999                                         1998
                                             --------------------------------------------------------------------------------------
                                                 Average                      Average        Average                       Average
                                                 Balance      Interest       Yield/Cost      Balance      Interest       Yield/Cost
                                                 -------      --------       ----------      -------      --------       ----------
                                                                              (Dollars in thousands)
Assets:
 Interest-earning assets:
   Loans....................................  $ 268,288      $  21,215             7.91%   $ 253,863     $  20,737             8.17%
   Securities available for sale............     51,357          2,998             5.84       53,138         3,106             5.85
   Interest bearing cash....................      7,309            343             4.69        8,103           381             4.70
                                              ---------      ---------     ------------    ---------     ---------     ------------
     Total interest-earning assets..........    326,954         24,556             7.51%     315,104     $  24,224             7.69%
                                                             ---------     ------------                  ---------     ------------
 Noninterest-earning assets.................     18,750                                       18,299
                                              ---------                                    ---------
     Total assets...........................  $ 345,704                                    $ 333,403
                                              =========                                    =========

Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market savings.............  $  47,551      $   1,088             2.29%   $  46,457     $   1,416             3.05%
   Savings..................................     27,189            562             2.07       26,329           616             2.34
   Certificates of deposit..................    173,329          9,463             5.46      165,207         9,236             5.59
   Borrowed funds...........................     43,711          2,491             5.62       35,275         2,051             5.81
                                              ---------      ---------     ------------    ---------     ---------     ------------
 Total interest-bearing liabilities.........  $ 291,780      $  13,604             4.65%   $ 273,268     $  13,319             4.87%
                                                             ---------     ------------                  ---------     ------------

 Noninterest-bearing liabilities............      9,776                                        9,896
                                              ---------                                    ---------
     Total liabilities......................    301,556                                      283,164
 Equity.....................................     44,148                                       50,239
                                              ---------                                    ---------
     Total liabilities and equity ..........  $ 345,704                                    $ 333,403
                                              =========                                    =========

Net interest income.........................                 $  10,952                                   $  10,905
                                                             =========                                   =========
Net interest rate spread....................                                       2.86%                                       2.82%
                                                                           ============                                ============
Net interest margin.........................                                       3.35%                                       3.46%
                                                                           ============                                ============
Ratio of average interest-earning assets to
 average interest-bearing liabilities.......                                     112.05%                                     115.31%
                                                                           ============                                ============

         Provision for Loan Losses. The Company's provision for loan losses was $120,000 and $210,000 for years ended December 31, 1999 and December 31, 1998, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $20,000 for the year ended December 31, 1999 as compared to $28,000 for the year ended December 31, 1998. The resulting allowance for loan loss was $2.8 million at December 31, 1999 as compared to $2.7 million at December 31, 1998.

         The increase in the allowance is primarily due to the increase in total loans from $259.4 million at December 31, 1998 to $291.8 million at December 31, 1999. The allowance for loan losses as a percentage of total loans receivable decreased to 0.95% at December 31, 1999 from 1.03% at December 31, 1998. The level of nonperforming loans has decreased to $716,000 at December 31, 1999 from $956,000 at December 31, 1998. See "Asset Quality".

         Noninterest income. Total noninterest income increased by $95,000, or 2.4%, to $4.1 million for the year ended December 31, 1999 from $4.0 million for the year ended December 31, 1998. The increase is due to increases in fees and service charges, partially offset by a decrease in abstract fees. Fees and service charges increased $206,000 due to increases in overdraft fees on NOW accounts, service charges on NOW and savings accounts, service charges on ATM/debit cards and loan prepayment fees. Abstract fees decreased $163,000 due to decreased sales volume. Sales volume decreased in part due to a general decline in real estate activity. Non interest income for the year ended December 31, 1999 also reflects gains on the sales of securities available for sale of $62,000, as compared to gains on the sale of such securities of $51,000 for the 1998 comparable period. See "-Business Strategy-Increased Noninterest Income".

         Noninterest Expense. Total non-interest expense increased by $476,000 to $8.5 million for the year ended December 31, 1999 from $8.0 million for the year ended December 31, 1998. The increase is primarily due to an increase in the employee salaries and benefits and premises and equipment, offset in part by a decrease in data processing. The increase in salaries and benefits was primarily a result of normal salary increases, the opening of a branch located in Perry, Iowa, additional employees and related insurance costs and payroll taxes. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to the purchase of computer equipment and software, ATM's, the opening of a branch located in Perry, Iowa and normal cost increases. The decrease in data processing is primarily due to the signing of a multi year data processing contract in 1999, offset in part by additional data processing services utilized by the Bank due to the Acquisition, upgrading the Bank's operating systems and Year 2000 costs. The Company's efficiency ratio for the year ended December 31, 1999 and 1998 were 56.30% and 53.64%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 1999 and 1998 were 2.45% and 2.39%, respectively.

         Income Taxes. Income taxes decreased by $199,000 to $2.2 million for the year ended December 31, 1999 as compared to $2.4 million for the year ended December 31, 1998. The decrease was principally due to a decrease in pre- tax earnings during the 1999 period as compared to the 1998 period.

         Net Income. Net income totaled $4.2 million for the year ended December 31, 1999 compared to $4.2 million for the same period in 1998.

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

Impact of New Accounting Standards

         SFAS No. 133, Accounting for Derivatives Instruments and Hedging will, beginning with the quarter ended March 31, 2001, require an entity to recognize all derivatives as either assets or liabilities, and measure those instruments at fair value. It also sets forth the proper accounting for hedging activities, which is determined by the intended use of the derivative and how that use is designated by the entity. Since the Company is not currently holding any derivative instruments (as defined) and is not engaged in hedging activities, the adoption of SFAS No. 133 is expected to have no effect on the Company's financial condition or results of operations.

         SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities was issued in September 2000, and replaces SFAS No. 125 of the same title. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The adoption of SFAS No. 140 is not expected to have a material impact on the results of operations or financial condition of the Company.

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



    INDEPENDENT AUDITOR'S REPORT...........................................28


    FINANCIAL STATEMENTS
     Consolidated statements of financial condition........................29
     Consolidated statements of income.....................................30
     Consolidated statements of shareholders' equity.......................31
     Consolidated statements of cash flows.................................32
     Notes to consolidated financial statements............................34

                          Independent Auditor's Report

To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years ended December 31, 2000, 1999 and 1998, in conformity with generally accepted accounting principles.

                                                 /s/ McGladrey & Pullen, LLP
Des Moines, Iowa
February 2, 2001

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2000 and 1999


ASSETS                                                                2000             1999
------                                                                ----             ----
Cash and due from banks:
Interest-bearing                                                $   6,330,525    $   4,127,153
Noninterest-bearing                                                 2,519,201        8,541,525
Securities available-for-sale (Notes 3 and 9)                      43,351,850       49,692,857
Loans receivable, net (Notes 4, 5, 9 and 15)                      318,025,782      286,759,101
Loans held for sale                                                   498,387          335,564
Accrued interest receivable (Note 6)                                2,257,153        2,082,598
Foreclosed real estate                                                 63,866          503,150
Premises and equipment, net (Note 7)                                6,660,783        5,356,097
Rental real estate                                                  1,757,014        1,846,134
Title plant                                                           925,256          925,256
Goodwill                                                            5,443,091        5,915,381
Deferred taxes (Note 10)                                              556,913          921,057
Income taxes receivable                                               209,995               --
Prepaid expenses and other assets                                     397,970          426,772
                                                                -------------    -------------

Total assets                                                    $ 388,997,786    $ 367,432,645
                                                                =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits (Note 8)                                               $ 261,166,646    $ 271,030,791
Borrowed funds (Note 9)                                            88,592,226       55,715,289
Advances from borrowers for taxes and insurance (Note 5)            1,318,069        1,204,025
Dividend payable                                                      240,235          226,174
Income taxes payable                                                       --           74,214
Accrued expenses and other liabilities                              1,282,495        1,055,228
                                                                -------------    -------------
Total liabilities                                                 352,599,671      329,305,721
                                                                -------------    -------------

COMMITMENTS AND CONTINGENCIES (Notes 14 and 17)

STOCKHOLDERS' EQUITY (Notes 12 and 18)
Common stock, $.01 par value, authorized 15,500,000 shares;
issued and outstanding 2000 and 1999 4,011,057 shares                  40,111           40,111
Preferred stock, $.01 par value, authorized 3,000,000 shares;
issued and outstanding 2000 and 1999 none                                  --               --
Additional paid-in capital                                         38,378,315       38,278,872
Retained earnings, substantially restricted (Note 10)              33,345,852       30,290,488
Unearned shares, employee stock ownership plan (Note 11)             (646,912)        (825,484)
Accumulated other comprehensive income (loss)                        (247,340)        (921,138)
Less cost of treasury stock, 2000 2,099,177 shares;
1999 1,749,315 shares                                             (34,471,911)     (28,735,925)
                                                                -------------    -------------
Total stockholders' equity                                         36,398,115       38,126,924
                                                                -------------    -------------

Total liabilities and stockholders' equity                      $ 388,997,786    $ 367,432,645
                                                                =============    =============

See Notes to Financial Statements

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2000, 1999 and 1998

                                                              2000          1999        1998
                                                              ----          ----        ----
Interest income:
Loans receivable:
First mortgage loans                                      $20,585,997   $18,104,426   $17,317,988
Consumer loans                                              3,676,669     3,111,402     3,013,947
Securities and cash deposits                                3,020,781     3,340,439     3,269,617
                                                            ---------     ---------     ---------
                                                           27,283,447    24,556,267    23,601,552
                                                           ----------    ----------    ----------
Interest expense:
Deposits (Note 8)                                          12,268,726    11,113,533    10,893,081
Other borrowed funds                                        4,437,894     2,490,308     1,975,879
                                                            ---------     ---------     ---------
                                                           16,706,620    13,603,841    12,868,960
                                                           ----------    ----------    ----------

Net interest income                                        10,576,827    10,952,426    10,732,592

Provision for loan losses (Note 4)                            120,000       120,000       210,000
                                -                             -------       -------       -------
Net interest income after provision
   for loan losses                                         10,456,827    10,832,426    10,522,592
                                                           ----------    ----------    ----------
 oninterest income:
Fees and service charges                                    1,591,780     1,484,962     1,243,248
Abstract fees                                               1,233,091     1,420,955     1,583,773
Mortgage banking fees                                         231,170       367,696       339,397
Gain on sale of securities available-for-sale, net                 42        61,564        51,362
Other income                                                  957,935       727,869       696,919
                                                              -------       -------       -------
Total noninterest income                                    4,014,018     4,063,046     3,914,699
                                                            ---------     ---------     ---------

Noninterest expense:
Salaries and employee benefits (Note 11)                    4,103,419     4,025,744     3,482,210
Premises and equipment                                      1,091,653       930,988       811,725
Data processing                                               455,389       522,122       553,288
SAIF deposit insurance premiums                                55,332       147,243       142,932
Goodwill amortization                                         472,290       472,290       435,817
Other expenses (Note 13)                                    2,408,276     2,356,024     2,145,854
                                                            ---------     ---------     ---------
Total noninterest expense                                   8,586,359     8,454,411     7,571,826
                                                            ---------     ---------     ---------

Income before income taxes                                  5,884,486     6,441,061     6,865,465

Provision for income taxes (Note 10)                        1,873,369     2,240,886     2,480,620
                                                            ---------     ---------     ---------

Net income                                                $ 4,011,117   $ 4,200,175   $ 4,384,845
                                                          ===========   ===========   ===========

Basic earnings per common share (Note 19)                 $      2.04   $      1.64   $      1.44

Earnings per common share - assuming dilution (Note 19)          2.00          1.60          1.40

Dividends declared per common share (Note 12)                    0.50          0.40          0.32

See Notes to Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2000, 1999 and 1998

                                                                                     Employee   Accumulated
                                                            Additional                Stock       Other                  Total
                                   Comprehensive   Common    Paid-in     Retained    Ownership Compehensive  Treasury Stockholders'
                                      Income       Stock     Capital     Earnings      Plan    Income (Loss)   Stock      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       $ 40,111  $37,949,598  $23,660,964 $(1,210,441) $354,781  $(10,377,937)$50,417,076
Comprehensive income:
Net income                          $ 4,384,845         -            -    4,384,845           -         -            -    4,384,845
Other comprehensive income,
   unrealized gains on securities,
net of reclassification adjustment,
    net of tax (Note 3)                   3,885                                               -     3,885            -        3,885
                                    -----------
Total comprehensive income          $ 4,388,730
                                    ===========
Purchase of treasury stock                              -            -            -           -         -   (6,164,419)  (6,164,419)
Dividends on common stock                               -            -     (960,902)                                 -     (960,902)
Effect of contribution to employee
    stock ownership plan                  -                    206,636            -     197,157         -            -      403,793
Effect of stock options exercised                       -      (20,417)           -           -         -      142,953      122,536
                                                ------------------------------------------------------------------------------------
Balance, December 31, 1998                          40,111  38,135,817   27,084,907  (1,013,284)   358,666 (16,399,403)  48,206,814
Comprehensive income:
Net income                          $ 4,200,175         -            -    4,200,175           -          -           -    4,200,175
Other comprehensive (loss),
 unrealized (losses) on securities,
net of reclassification adjustment,
    net of tax (Note 3)              (1,279,804)        -            -           -            -  (1,279,804)         -   (1,279,804)
                                    -----------

Total comprehensive income          $ 2,920,371
                                    ===========
Purchase of treasury stock                              -            -            -           -          - (12,336,522) (12,336,522)
Dividends on common stock                               -            -     (994,594)          -          -           -     (994,594)
Effect of contribution to employee
     stock ownership plan                               -      143,055            -     187,800          -           -      330,855
                                                ------------------------------------------------------------------------------------
Balance, December 31, 1999                         40,111   38,278,872   30,290,488    (825,484)  (921,138)(28,735,925)  38,126,924
Comprehensive income:
Net income                          $ 4,011,117         -            -    4,011,117           -          -           -    4,011,117
Other comprehensive income,
    unrealized gains on securities,
net of reclassification adjustment,
     net of tax (Note 3)               673,798          -            -            -           -     673,798           -     673,798
                                     ----------
Total comprehensive income          $ 4,684,915
                                    ===========
Purchase of treasury stock                              -            -            -           -          -   (5,799,736) (5,799,736)
Dividends on common stock                               -            -     (955,753)          -          -            -    (955,753)
Effect of contribution to employee
    stock ownership plan                                -      108,723            -     178,572          -            -     287,295
Issuance of treasury stock                              -       (9,280)           -           -          -       63,750      54,470
                                                 -----------------------------------------------------------------------------------
Balance, December 31, 2000                       $ 40,111  $38,378,315  $33,345,852  $ (646,912) $(247,340)$(34,471,911)$36,398,115
                                                 ===================================================================================

See Notes to Financial Statements
                                      -31-

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 1999 and 1998

                                                            2000            1999           1998
                                                            ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                            $  4,011,117    $  4,200,175    $  4,384,845
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses                                  120,000         120,000         210,000
Depreciation                                               668,945         596,815         488,989
Amortization and accretion                                 488,021         483,546         539,878
Deferred taxes                                             (38,062)       (141,678)       (164,846)
Effect of contribution to employee stock
ownership plan                                             287,295         330,855         403,793
(Gain) on sale of foreclosed real estate and
loans, net                                                 (66,744)        (28,827)         (4,726)
(Gain) on sale of securities available-for-sale                (42)        (61,564)        (51,362)
Loss on disposal of equipment                               28,297          19,270           9,191
Proceeds from sales of loans held for sale              13,261,815      20,146,594      26,334,791
Originations of loans held for sale                    (13,424,638)    (18,801,141)    (28,015,808)
Change in assets and liabilities:
Accrued interest receivable                               (174,555)       (149,361)        386,631
Income taxes receivable                                   (209,995)             --              --
Prepaid expenses and other assets                           28,802          21,559         453,985
Income taxes payable                                       (74,214)       (125,010)         25,036
Accrued expenses and other liabilities                     227,267        (403,163)        (41,121)
                                                           -------        --------         -------
Net cash provided by operating activities                5,133,309       6,208,070       4,959,276
                                                         ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans                       (11,278,698)      7,376,603      20,168,334
Purchase of loans                                      (19,625,170)    (40,343,689)    (24,644,011)
Proceeds from sale of securities available-for-sale        224,792         438,915       4,445,868
Purchase of securities available-for-sale               (1,594,100)    (18,922,917)    (18,371,558)
Proceeds from maturities of securities
available-for-sale                                       8,712,985      16,512,369      25,460,742
Purchase of premises, equipment and rental real
estate                                                  (2,171,097)     (2,259,834)       (776,473)
Proceeds from sale of equipment                            258,289           3,807              58
Cash paid in connection with acquisition of Valley
Financial Corporation net of cash received                      --              --      (8,568,743)
Other                                                       80,860            (975)         69,974
                                                            ------            ----          ------
Net cash (used in) investing activities                (25,392,139)    (37,195,721)     (2,215,809)
                                                       -----------     -----------      ----------

(Continued)
                                      -32-

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Years Ended December 31, 2000, 1999 and 1998

                                                         2000           1999             1998
                                                         ----           ----             ----

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits                $ (9,864,145)   $ 24,340,478    $  6,297,514
Net increase (decrease) in advances from
borrowers for taxes and insurance                       114,044         138,000        (154,127)
Net increase (decrease) in short-term borrowings     (9,000,000)     14,000,000              --
Proceeds from other borrowed funds                   64,000,000       8,000,000      16,542,000
Payments of other borrowed funds                    (22,123,063)     (5,116,950)     (6,259,761)
Purchase of treasury stock                           (5,799,736)    (12,336,522)     (6,164,419)
Proceeds from issuance of treasury stock                 54,470              --         114,963
Dividends paid                                         (941,692)     (1,005,553)       (927,924)
                                                     ----------      ----------       ---------
Net cash provided by financing activities            16,439,878      28,019,453       9,448,246
                                                     ----------      ----------       ---------

Net increase (decrease) in cash                      (3,818,952)     (2,968,198)     12,191,713

CASH

Beginning                                            12,668,678      15,636,876       3,445,163
                                                     ----------      ----------       ---------
Ending                                             $  8,849,726    $ 12,668,678    $ 15,636,876
                                                   ============    ============    ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION
Cash payments for:

Interest paid to depositors                        $ 12,075,178    $ 11,181,280    $ 10,989,646
Interest paid on borrowings                           4,461,883       2,414,957       1,975,691
Income taxes                                          2,195,640       2,507,574       2,628,003

See Notes to Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 1. Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and seven branch offices located in Fort Dodge, Nevada, Ames, Perry, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc., formerly First Financial Service Corporation (which sells insurance, annuity products, mutual funds and originates equipment leases), First Iowa Title Services, Inc. (which provides real estate abstracting services), Northridge Apartments Limited Partnership (which owns a multifamily apartment building) and First Iowa Mortgage, Inc. (which originates and sells mortgage loans in the secondary market). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Securities available-for-sale: Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income/(loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts is computed by the interest method over their contractual lives.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

Loans receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan origination fees and unearned discounts.

Discounts  on first  mortgage  loans are  amortized to income using the interest
method  over  the  remaining  period  to  contractual  maturity,   adjusted  for
anticipated prepayments.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience.

Foreclosed real estate: Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost or fair value less selling costs at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the estimated useful lives of the assets.

Rental real estate: Rental real estate is comprised of a low-income housing, multifamily apartment building and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Goodwill is stated at cost, net of accumulated amortization and is being amortized over 10 - 15 years using the straight-line method.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Income taxes:
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their income tax bases. Income taxes are allocated to the Company and its subsidiaries based on each entity's income tax liability as if it filed a separate return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings per share: Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented. The earnings per common share amounts
- assuming dilution were computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options granted. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

Stock-option plan: SFAS No. 123, Accounting for Stock-Based Compensation, establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by APB No. 25, Accounting for Stock Issued to Employees, but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Fair value of financial instruments: The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a fixed liquidation. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash:  The carrying amount of cash represents the fair value.
   ----

   Securities: Fair values for all securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans: For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

   Deposits: Fair values disclosed for demand, NOW, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

   Borrowed funds: The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

   Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable are their carrying amounts.

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2000 and 1999, the carrying amount and fair value of the commitments were not significant.

Note 2.  Business Combination

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

The following is a summary of the assets acquired and liabilities assumed in connection with the acquisition of Valley Financial Corporation:


Cash                                              $  6,157,507
Securities                                          41,818,057
Loans                                               58,567,364
Accrued interest receivable                          1,019,373
Premises and equipment                               1,081,890
Goodwill                                             6,627,859
Prepaid expenses and other assets                      228,785
Deposits                                           (99,269,092)
Advances from borrowers for taxes and insurance       (301,783)
Deferred income taxes                                 (262,738)
Accrued taxes payable                                   12,565
Accrued expenses and other liabilities                (953,537)
                                                  ------------
Cash paid                                           14,726,250

Less: cash received                                 (6,157,507)
                                                  ------------
Cash paid, net of cash received                   $  8,568,743
                                                  ============

Unaudited pro forma consolidated results of operations for the year ended December 31, 1998, as though Valley Savings Bank had been acquired as of January 1, 1998, follow:

                                                      1998
                                                      ----

Net interest income                             $   10,904,821
Net income                                           4,245,473
Basic earnings per common share                           1.39
Earnings per common share - assuming dilution             1.36

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
Note 3.  Securities
Securities available-for-sale as of December 31, 2000, were as follows:

                                                      Gross           Gross
                                    Amortized       Unrealized      Unrealized
                                      Cost            Gains          (Losses)     Fair Value
                                 -----------------------------------------------------------

Equity securities:
Federal Home Loan Bank
stock                            $  4,428,700   $         --    $         --    $  4,428,700
FHLMC preferred stock               3,499,375             --        (104,375)      3,395,000
FNMA preferred stock                5,134,375          5,625          (9,625)      5,130,375
Other                                 474,533         14,400         (24,884)        464,049
                                      -------         ------         -------         -------
                                    13,536,983         20,025        (138,884)     13,418,124
                                    ----------         ------        --------      ----------
Debt securities:
U.S. Government agencies           17,501,722             --        (223,647)     17,278,075
State and political
subdivisions                        4,472,262            597            (387)      4,472,472
Mortgage-backed securities          8,239,745          9,311         (65,877)      8,183,179
                                    ---------          -----         -------       ---------
                                   30,213,729          9,908        (289,911)     29,933,726
                                   ----------          -----        --------      ----------

                                 $ 43,750,712   $     29,933    $   (428,795)   $ 43,351,850
                                 ============   ============    ============    ============

Securities available-for sale as of December 31, 1999, were as follows:

                                                      Gross           Gross
                                    Amortized       Unrealized      Unrealized
                                      Cost            Gains          (Losses)     Fair Value
                                 -----------------------------------------------------------

Equity securities:
Federal Home Loan Bank
stock                           $  3,034,600   $         --    $         --    $  3,034,600
FHLMC preferred stock              3,499,375             --        (241,875)      3,257,500
FNMA preferred stock               5,134,375         37,625         (15,000)      5,157,000
Other                                499,283         16,300         (58,478)        457,105
                                     -------         ------         -------         -------
                                   12,167,633         53,925        (315,353)     11,906,205
                                   ----------         ------        --------      ----------
Debt securities:
U.S. Treasury notes                4,270,840             --         (10,410)      4,260,430
U.S. Government agencies          19,582,382             --        (782,856)     18,799,526
State and political
subdivisions                       4,866,505          5,657        (100,165)      4,771,997
Mortgage-backed securities        10,280,363             --        (325,664)      9,954,699
                                  ----------         ------        --------       ---------
                                  39,000,090         43,282        (115,165)     37,786,652
                                  ----------         ------        --------      ----------

                                $ 51,167,723   $     59,582    $ (1,534,448)   $ 49,692,857
                                ============   ============    ============    ============

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The amortized cost and fair value of debt securities as of December 31, 2000, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:


                                              Securities Available-for-Sale
                                             -------------------------------
                                              Amortized
                                                Cost             Fair Value
                                             -------------------------------
Due in one year or less                        $ 362,615           $ 361,729
Due from one to five years                    17,244,047          17,027,614
Due from five to ten years                     3,801,682           3,796,276
Due after ten years                              565,640             564,928
Mortgage-backed securities                     8,239,745           8,183,179
                                               ---------           ---------
                                             $30,213,729         $29,933,726
                                             ===========         ===========

Gross gains of $42, $61,564 and $71,923 were realized on the sale of available-for-sale securities in 2000, 1999 and 1998, respectively. There were no gross losses on the sale of available-for-sale securities in 2000 and 1999 and $20,561 in 1998.

The components of other comprehensive income (loss) - net unrealized gains (losses) on securities for the years ended December 31, 2000, 1999 and 1998, were as follows:

                                                     2000           1999            1998
                                                 -----------------------------------------

Unrealized holding gains (losses) arising
during the period                                $ 1,076,046    $(1,984,129)   $    57,558
Less reclassification adjustment for net gains
realized in net income                                    42         61,564         51,362
                                                 -----------------------------------------
Net unrealized gains (losses)
   before tax (expense) benefit                    1,076,004     (2,045,693)         6,196
Tax (expense) benefit                               (402,206)       765,889         (2,311)
                                                 -----------------------------------------
Other comprehensive income

(loss) - net unrealized gains
(losses) on securities                           $   673,798    $(1,279,804)   $     3,885
                                                 =========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 4.  Loans Receivable

Loans receivable at December 31, 2000 and 1999, are summarized as follows:

                                                       2000              1999
                                                  ------------------------------

First mortgage loans (principally conventional)
Principal balances:
Secured by one-to-four family residences          $ 171,772,639    $ 159,970,037
Secured by:
Multifamily properties                               75,857,571       73,416,278
Commercial properties                                24,127,064       17,723,455
Construction loans                                    4,842,706        4,087,495
                                                      ---------        ---------
Total first mortgage loans                          276,599,980      255,197,265
                                                    -----------      -----------

Consumer loans
Principal balances:

Automobile                                            8,803,211        8,003,907
Second mortgage                                      31,910,144       23,603,060
Other                                                 5,094,295        4,955,638
                                                      ---------        ---------
Total consumer loans                                 45,807,650       36,562,605
                                                     ----------       ----------

Total loans                                         322,407,630      291,759,870

Less:
Undisbursed portion of construction loans            (1,493,322)      (1,981,962)
Unearned discounts                                      (68,693)        (135,953)
Net deferred loan origination fees                       23,316         (106,315)
Allowance for loan losses                            (2,843,149)      (2,776,539)
                                                     ----------       ----------
                                                  $ 318,025,782    $ 286,759,101
                                                  =============    =============

Activity in the allowance for loan losses us summarized as follows for the years ended December 31:

                                                 2000          1999           1998
                                            -----------------------------------------

Balance, beginning                          $ 2,776,539    $ 2,676,438    $ 2,150,587
Provision charged to income                     120,000        120,000        210,000
Effect of acquisition of Valley Financial
Corporation                                          --             --        343,418
Loans charged-off                               (55,923)       (28,032)       (28,422)
Recoveries                                        2,533          8,133            855
                                                  -----          -----      ----- ---
Balance, ending                             $ 2,843,149    $ 2,776,539    $ 2,676,438
                                            ===========    ===========    ===========

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                      December 31,
                                                -----------------------
                                                   2000         1999
                                                -----------------------

Impaired loans without a valuation allowance    $       --   $       --
Impaired loans with a valuation allowance        1,089,639      213,394
                                                -----------------------
Total impaired loans                            $1,089,639   $  213,394
                                                =======================
Valuation allowance related to impaired loans   $  204,731   $   32,009
                                                =======================

Interest income recognized on impaired loans is insignificant.

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

Activity in loans receivable from certain executive officers and directors of the Bank consisted of the following for the years ended December 31, 2000, 1999 and 1998:

                         2000          1999            1998
                    -----------------------------------------

Beginning balance   $ 1,685,101    $ 1,075,964    $ 1,045,188
New loans               283,688        825,200        166,701
Repayments              (54,116)      (216,063)      (135,925)
                        -------       --------       --------
Ending balance      $ 1,914,673    $ 1,685,101    $ 1,075,964
                    ===========    ===========    ===========



Note 5.    Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2000 and 1999, are $6,803,472 and $6,673,921, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $49,441 and $53,236 at December 31, 2000 and 1999, respectively.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 6.  Accrued Interest Receivable

Accrued interest receivable at December 31, is summarized as follows:

                                                2000         1999
                                            -----------------------

Securities                                  $  375,335   $  467,804
Loans receivable                             1,943,946    1,642,479
                                             ---------    ---------
                                             2,319,281    2,110,283
Less allowance for uncollectible interest       62,128       27,685
                                             ---------    ---------
                                            $2,257,153   $2,082,598
                                            =======================


Note 7.  Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                       2000        1999
                                    -----------------------

Land                                $1,641,371   $1,696,695
Buildings and improvements           5,532,342    4,236,326
Leasehold improvements                  32,061       15,546
Furniture, fixtures and equipment    2,276,566    2,020,593
Vehicles                                88,279       87,968
                                     ---------    ---------
                                     9,570,619    8,057,128
Less accumulated depreciation        2,909,836    2,701,031
                                     ---------    ---------
                                    $6,660,783   $5,356,097
                                    ==========   ==========

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 8.  Deposits

Deposits at December 31, were as follows:

                                Weighted-                                      Weighted-
                                Average                                         Average
                                Rate at                                        Rate at
                                December               2000                    December                1999
Nature of Deposit              31, 2000         Amount         Percentage      31, 1999      Amount       Percentage
------------------------------------------------------------------------------------------------------------------
Demand and NOW accounts:
Noninterest bearing                  -%      $ 6,071,103          2.3%             -%      $ 6,411,709          2.4%
Interest-bearing                   1.25       30,224,808          11.6           1.25       30,096,432          11.1
Savings accounts                   1.83       21,723,847           8.3           2.00       25,829,919           9.5
Money market savings               4.92       24,518,731           9.4           3.61       17,463,869           6.4
                                             -------------------------                      ------------------------
                                              82,538,489          31.6                      79,801,929          29.4
                                             -------------------------                      ------------------------
Certificates of deposit:
Less than 4.0%                     3.20           23,836           0.0           3.65          687,639           0.3
4.0% - 4.9%                        4.72       15,550,125           6.0           4.65       30,875,083          11.4
5.0% - 5.9%                        5.55       62,587,480          24.0           5.44      123,356,192          45.5
6.0% - 6.9%                        6.47       91,429,871          35.0           6.24       30,506,154          11.3
7.0% - 7.9%                        7.14        9,025,628           3.4           7.09        5,793,434           2.1
More than 8.0%                     8.02           11,217           0.0           8.00           10,360           0.0
                                             -------------------------                      ------------------------
                                             178,628,157          68.4                     191,228,862          70.6
                                             -------------------------                      ------------------------
                                  4.88%     $261,166,646        100.0%          4.42%     $271,030,791        100.0%
                                  ==================================================================================

At December 31, 2000, scheduled maturities of certificates of deposit were as follows:

                             One year          One to          Two to        Three to         Four to
                              or less        two years      three years     four years       five years      Thereafter
                       -------------------------------------------------------------------------------------------------

Less than 4.0%            $     23,836     $          -   $          -    $          -     $          -       $       -
4.0 - 4.9%                  13,987,797        1,540,226         22,102               -                -               -
5.0 - 5.9%                  32,237,534       10,012,828      9,248,088       8,226,981        2,860,585           1,464
6.0 - 6.9%                  40,892,381       31,598,757      7,309,055       2,072,181        9,546,980          10,517
7.0 - 7.9%                   6,030,834          347,606      1,883,346         117,490          449,403         196,949
More than 8.0%                       -           11,217              -               -                -               -
                       -------------------------------------------------------------------------------------------------
                          $ 93,172,382     $ 43,510,634   $ 18,462,591    $ 10,416,652     $ 12,856,968       $ 208,930
                       =================================================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Interest expense on deposits consisted of the following:

                                   Years ended December 31,
                          ---------------------------------------
                               2000          1999          1998
                          ---------------------------------------
NOW accounts              $   345,100   $   419,878   $   554,031
Savings                       484,774       562,178       594,276
Money market savings          839,957       668,340       797,372
Certificates of deposit    10,598,895     9,463,137     8,947,402
                           ----------     ---------     ---------
                          $12,268,726   $11,113,533   $10,893,081
                          ===========   ===========   ===========

The aggregate amount of certificates of deposit of $100,000 or more was $30,330,601 and $32,215,908 as of of December 31, 2000 and 1999, respectively.

Note 9.   Borrowed Funds

Borrowed funds at December 31, 2000 included miscellaneous borrowings of $29,605 and borrowings from Federal Home Loan Bank of Des Moines (FHLB) as follows:

                 Weighted-
  Stated          Average
 Maturity       Interest Rate       Amount                 Features
-------------------------------------------------------------------------------------------

   2001            6.49%         $ 28,300,000     $5 million variable rate, renewable daily
   2002             6.31           25,500,000
   2003             5.72            5,000,000
   2004             5.51            1,000,000
   2008             5.31            9,000,000     All callable, various dates 2001 to 2003
   2010             5.88           17,500,000     All callable, various dates 2001 to 2003
   2013             5.25            2,262,621     5 - year amortizing, repayable 2003
           ----------------------------------------
                    6.11%        $ 88,562,621
           ========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Borrowed funds at December 31, 1999, included miscellaneous borrowings of $33,703 and borrowings from the FHLB of $55,681,586. Such borrowings carried a weighted-average interest rate of 5.59% with maturities ranging from 2000 through 2013.

The borrowings are collateralized by the FHLB stock and qualifying first mortgage loans representing 125% of the total borrowings outstanding.

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

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2000, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:


                     Years ended December 31,
           -----------------------------------------
               2000           1999           1998
           -----------------------------------------
Current    $ 1,911,431    $ 2,382,564    $ 2,645,466
Deferred       (38,062)      (141,678)      (164,846)
               -------       --------       --------
           $ 1,873,369    $ 2,240,886    $ 2,480,620
           ===========    ===========    ===========

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Deferred tax assets and liabilities consisted of the following components as of December 31, 2000 and 1999:

                                                          2000         1999
                                                     -----------------------
Deferred tax assets:
Unearned shares, employee stock ownership plan       $   40,000   $   40,000
Allowance for loan losses                               796,000      668,000
Deferred directors fees and compensation                 46,000       52,000
Unrealized losses on securities available-for-sale      149,000      551,000
Other                                                    19,258      133,894
                                                         ------      -------
Total gross deferred tax assets                       1,050,258    1,444,894
                                                      ---------    ---------

Deferred tax liabilities:
Federal Home Loan Bank stock dividend                    45,000       47,000
Loan costs                                               44,000       43,000
Premises and equipment                                   74,000       75,000
Title plant                                             119,000       99,000
Loans acquired                                           89,000      129,000
Investments acquired                                     42,000       63,000
Deferred directors' fees and compensation                72,000       60,000
Other                                                     8,345        7,837
                                                          -----        -----
Total gross deferred tax liabilities                    493,345      523,837
                                                        -------      -------

Net deferred tax assets                              $  556,913   $  921,057
                                                     ==========   ==========

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

                                                            Years Ended December 31,
                                                            ------------------------
                                              2000                     1999                   1998
                                  ------------------------------------------------------------------------
                                                   Percent                 Percent                  Percent
                                                  of Pretax               of Pretax                of Pretax
                                      Amount       Income      Amount      Income       Amount      Income
                                  -------------------------------------------------------------------------

Income before income taxes        $ 2,000,725       34.0%  $ 2,189,961       34.0%  $ 2,334,258       34.0%
Nontaxable dividends                 (132,386)      (2.2)     (109,022)      (1.7)     (105,296)      (1.5)
State income tax, net of
federal income tax benefit            165,680        2.7       233,647        3.6       226,613        3.1
State income tax refund, net of
federal income tax benefit            (66,233)      (1.1)           --       --              --       --
Municipal interest income             (64,182)      (1.1)      (62,762)      (1.0)      (54,286)      (0.8)
Low income housing tax
credit                               (153,680)      (2.6)     (153,680)      (2.4)     (148,867)      (2.1)
Goodwill amortization                 145,547        2.5       145,546        2.3       137,536        2.1
Other                                 (22,102)      (0.4)       (2,804)       0.0        90,662        1.3
                                      -------       ----        ------        ---        ------        ---
                                  $ 1,873,369       31.8%  $ 2,240,886       34.8%  $ 2,480,620       36.1%
                                  ===========       ====   ===========       ====   ===========       ====

Note 11.  Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. There was no pension expense for the years ended December 31, 2000, 1999 and 1998.

The Bank has a defined contribution plan covering substantially all employees. The Bank does not contribute to this plan.

Employee Stock Ownership Plan (ESOP): In conjunction with the Bank's conversion to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994, were eligible to participate immediately and employees of the Bank hired after January 1, 1994, are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Bank's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Bank's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2000 and 1999.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $287,295, $330,855 and $403,793 for the years ended December 31, 2000, 1999 and 1998, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2000 and 1999, are as follows:

                                                         2000        1999
                                                    -----------------------

Allocated shares                                       117,943       98,626
Unreleased (unearned) shares                            66,881       85,507
                                                        ------       ------
                                                       184,824      184,133
                                                       =======      =======

Fair market value of unreleased (unearned) shares   $1,162,057   $1,282,605
                                                    ==========   ==========

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options.

The Plan authorizes the granting of stock options for a total of 401,105 shares of common stock or 10% of the shares issued in the 1996 conversion. All options are granted at an exercise price which was the market price of the common stock on the grant date.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Options granted to officers and directors become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996, receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors are exercisable immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

                                                    Weighted-
                                                     Average
                                                     Exercise
                                         Number     Price per
                                       of Shares      Share
                                       ---------------------
Outstanding, December 31, 1997          231,000    $   12.42
Granted                                  62,000        19.32
Forfeited                                    --        --
Exercised                               (10,290)       12.38
                                        -------        -----
Outstanding, December 31, 1998          282,710        13.93
Granted                                  12,000        15.76
Forfeited                                    --           --
Exercised                                    --           --
                                        -------        -----
Outstanding, December 31, 1999          294,710        14.01
Granted                                  13,000        15.44
Forfeited                                (4,400)       14.84
Exercised                                (4,600)       12.82
                                         ------        -----
Outstanding, December 31, 2000          298,710    $   14.08
                                        =======    =========

Options exercisable                     201,610    $   13.45
                                        =======    =========

Remaining shares available for grant     73,605
                                         ======

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

As of December 31, 2000, the 298,710 options outstanding under the Plan have exercise prices between $12.375 and $20.00. The weighted average fair value per option of options granted during the years ended December 31, 2000, 1999 and 1998, were $3.88, $4.68 and $5.96, respectively.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2000, 1999 and 1998, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                       2000            1999            1998
                                                 ---------------------------------------------

Net income:
As reported                                      $   4,011,117   $   4,200,175   $   4,384,845
Pro forma                                            3,811,161       4,011,266       4,202,056

Earnings per common share:
As reported                                               2.04            1.64            1.44
Pro forma                                                 1.94            1.57            1.38

Earnings per common share - assuming dilution:

As reported                                               2.00            1.60            1.40
Pro forma                                                 1.90            1.53            1.34



The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2000, 1999 and 1998, respectively: dividend rate of 3.2%, 2.4% and 1.3%, price volatility of 21%, 25% and 17%, risk-free interest rates of 6.49%, 4.64% and 5.65% and expected lives of eight years for all years.

Employment agreements: The Company and the Bank have entered into employment agreements with a key officer. Under the terms of the agreements, the officer is entitled to additional compensation in the event of certain conditions of involuntary termination. The agreements extend for up to 36 months.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 12.  Stockholders' Equity

Regulatory capital requirements: The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2000, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                               To Be Well
                                                                                             Capitalized Under
                                                                   For Capital              Prompt Corrective
                                          Actual                Adequacy Purposes           Action Provisions
                                 ----------------------------------------------------------------------------
                                   Amount        Ratio         Amount       Ratio          Amount       Ratio
                                 ----------------------------------------------------------------------------
                                   (000's)                     (000's)                     (000's)
As of December 31, 2000:
Total Capital (to risk
weighted assets)                 $ 31,241       14.0%         $ 17,830       8.0%         $ 22,287      10.0%
Tier 1 Capital (to risk
weighted assets)                   28,456        12.8            8,915        4.0           13,372        6.0
Tier I  (Core) Capital
(to adjusted assets)               28,456         7.4           11,464        3.0           19,107        5.0
Tangible Capital (to
adjusted assets)                   28,456         7.4            5,732        1.5                -          -
As of December 31, 1999:
Total Capital (to risk
weighted assets)                 $ 33,168       16.7%         $ 15,870       8.0%         $ 19,837      10.0%
Tier 1 Capital (to risk
weighted assets)                   30,685        15.4            7,935        4.0           11,902        6.0
Tier I (Core) Capital
(to adjusted assets)               30,685         8.5           10,833        3.0           18,054        5.0
Tangible Capital (to
adjusted assets)                   30,685         8.5            5,416        1.5                -          -

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Limitations on Dividends and Other Capital Distributions: OTS regulations impose limitations on dividends and other capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's shares, payments to stockholders of another institution in a cash out merger and other distributions charged against capital. The rule establishes three tiers of institutions. An institution such as the Bank that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period, subject to certain limitations and restrictions as described in the regulations. Any additional capital distributions would require prior regulatory approval. A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution may not make any capital distributions without the prior approval of the OTS. At December 31, 2000, the Bank was considered a Tier 1 Association.

Note 13.     Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                     2000              1999                1998
                                               ---------------------------------------------------

Advertising and promotion                        $ 237,482          $ 191,828           $ 168,105
Professional fees                                  152,648            207,211             171,761
Printing, postage, stationery and supplies         364,308            441,243             369,877
Checking account charges                           329,821            328,380             299,530
Insurance                                           84,058             80,400              85,987
OTS general assessment                              77,831             73,168              80,337
Telephone                                          120,302            108,292              91,900
ATM costs                                          106,821            111,982              82,285
Other                                              935,005            813,520             796,072
                                               ---------------------------------------------------
                                                $2,408,276        $ 2,356,024         $ 2,145,854
                                               ===================================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The Bank does require collateral, or other security, to support financial instruments with credit risk.

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

                                                                   Contract or Notional Amount
                                                                   ---------------------------
                                                                            December 31,
                                                                       2000            1999
                                                                       ----            ----
Mortgage loans (including one-to-four family and multifamily
loans)                                                             $ 3,156,421     $ 5,440,249
Undisbursed overdraft loan privileges and undisbursed home
equity lines of credit                                               1,761,048         952,000

At December 31, 2000, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 8.18% and fixed-rate commitments carrying a weighted-average interest rate of 8.76%.

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

Note 15.   Lending Activities and Concentrations of Credit Risk

Most of the Bank's lending activity is with customers located within the state of Iowa. The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines and Henry counties. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately 37% of the Bank's first mortgage loan portfolio at December 31, 2000, consisted of loans purchased or originated outside the state of Iowa. These are generally multifamily residential and commercial real estate loans for properties located primarily in Wisconsin, Colorado and California. These loans are secured by the underlying properties. The properties securing these loans are physically inspected. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 16. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2000 and 1999, were as follows:

                                             2000                                    1999
                               -----------------------------------------------------------------------
                                 Carrying             Fair               Carrying             Fair
                                  Amount              Value                Amount             Value
                               -----------------------------------------------------------------------
                                                  (nearest 000)                           (nearest 000)
Financial assets:
Cash                           $  8,849,726       $  8,850,000         $ 12,668,678       $ 12,669,000
Securities                       43,351,850         43,352,000           49,692,857         49,693,000
Loans, net                      318,025,782        320,667,000          286,759,101        285,004,000
Accrued interest receivable       2,257,153          2,257,000            2,082,598          2,083,000
Financial liabilities:
Deposits                        261,166,646        261,231,000          271,030,791        270,849,000
Borrowed funds                   88,592,226         88,334,000           55,715,289         54,860,000
Accrued interest payable            601,309            601,000              431,750            432,000

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

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

Note 19.  Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                  2000         1999        1998
                                              ------------------------------------
Numerator, income available to common
stockholders                                  $4,011,117   $4,200,175   $4,384,845
                                              ==========   ==========   ==========
Denominator:
Weighted-average shares outstanding            2,042,140    2,660,629    3,166,041
Less unallocated ESOP                             78,454       97,689      117,894
                                                  ------       ------      -------
Weighted-average shares outstanding-basic      1,963,686    2,562,940    3,048,147
Dilutive effect of stock options                  42,654       58,602       84,684
                                                  ------       ------       ------
Weighted-average shares outstanding-diluted    2,006,340    2,621,542    3,132,831
                                               =========    =========    =========

Basic earnings per common share                     2.04         1.64         1.44
Earnings per common share-assuming dilution         2.00         1.60         1.40

Note 20.  Pending Accounting Pronouncements

SFAS No. 133, Accounting for Derivatives Instruments and Hedging will, beginning with the quarter ended March 31, 2001, require an entity to recognize all derivatives as either assets or liabilities, and measure those instruments at fair value. It also sets forth the proper accounting for hedging activities, which is determined by the intended use of the derivative and how that use is designated by the entity. Since the Company is not currently holding any derivative instruments (as defined) and is not engaged in hedging activities, the adoption of SFAS No. 133 is expected to have no effect on the Company's financial condition or results of operations.

SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities was issued in September 2000, and replaces SFAS No. 125 of the same title. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The adoption of SFAS No. 140 is not expected to have a material impact on the results of operations or financial condition of the Company.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 21.  North Central Bancshares, INC. (Parent Company Only) Financial

                    STATEMENTS OF FINANCIAL CONDITION
                       December 31, 2000 and 1999

                                                         2000            1999
                                                   ----------------------------
ASSETS
Cash                                               $    346,592    $    190,106
Securities available-for-sale                           464,049         457,105
Loan receivables, net                                 1,101,000         951,000
Investment in First Federal Savings Bank of Iowa     34,648,865      36,765,460
Income taxes receivable                                  71,629          30,809
Deferred taxes                                            6,215              --
Prepaid expenses and other assets                            --          11,549
                                                          -----          ------
Total assets                                       $ 36,638,350    $ 38,406,029
                                                   ============    ============
LIABILITIES AND EQUITY

LIABILITIES

Dividend payable                                   $    240,235    $    226,174
Accrued expenses and other liabilities                       --          32,639
Deferred taxes                                               --          20,292
                                                        -------          ------
Total liabilities                                       240,235         279,105
                                                        -------         -------

EQUITY
Common stock                                             40,111          40,111
Additional paid-in capital                           38,378,315      38,278,872
Retained earnings                                    33,345,852      30,290,488
Unearned shares, employee stock ownership plan         (646,912)       (825,484)
Accumulated other comprehensive (loss)                 (247,340)       (921,138)
Treasury stock, at cost                             (34,471,911)    (28,735,925)
                                                    -----------     -----------

Total equity                                         36,398,115      38,126,924
                                                     ----------      ----------

Total liabilities and equity                       $ 36,638,350    $ 38,406,029
                                                   ============    ============

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

                              STATEMENTS OF INCOME
                  Years Ended December 31, 2000, 1999 and 1998

                                                          2000           1999         1998
                                                     ----------------------------------------
Operating income:
Equity in net income of subsidiary                   $ 4,050,607    $ 4,173,425   $ 4,393,955
Interest income                                          118,392        286,915       200,055
Gain on sale of securities available-for-sale, net            42         61,564        71,923
                                                         -------         ------        ------
                                                       4,169,041      4,521,904     4,665,933
                                                       ---------      ---------     ---------

Operating expenses:
Salaries and employee benefits                            47,400         45,750        45,000
Other                                                    145,921        267,979       265,088
                                                         -------        -------       -------
                                                         193,321        313,729       310,088
                                                         -------        -------       -------

Income before income taxes                             3,975,720      4,208,175     4,355,845

Provision for income taxes                               (35,397)         8,000       (29,000)
                                                         -------          -----       -------

Net income                                           $ 4,011,117    $ 4,200,175   $ 4,384,845
                                                     ===========    ===========   ===========

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

                                                                        STATEMENTS OF EQUITY
                                                               Years Ended December 31, 2000, 1999 and 1998
                                                                                 Employee   Accumulated
                                                        Additional                  Stock        Other                     Total
                                 Comprehensive  Common    Paid-in    Retained     Ownership   Compehensive  Treasury   Stockholer's
                                   Income       Stock     Capital    Earnings       Plan      Income (Loss)  Stock        Equity
                                   -------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     $40,111  $37,949,598 $23,660,964  $(1,210,441)   $354,781  $(10,377,937) $50,417,076
Comprehensive income:
Net income                         $4,384,845       --           --   4,384,845           --          --           --     4,384,845
Other comprehensive income,
 unrealized gains on securities,
 net of reclassification
 adjustment,net of tax (Note 3)         3,885       --           --         --            --       3,885           --         3,885
                                    ---------
Total comprehensive income         $4,388,730
                                   ==========
Purchase of treasury stock                          --           --         --            --          --   (6,164,419)   (6,164,419)
Dividends on common stock                           --           --    (960,902)          --          --            --     (960,902)
Effect of contribution to
 employee stock ownership plan                      --      206,636          --      197,157          --            --      403,793
Effect of stock options exercised                   --      (20,417)         --           --          --       142,953      122,536
                                                ------------------------------------------------------------------------------------
Balance, December 31, 1998                      40,111   38,135,817  27,084,907   (1,013,284)    358,666   (16,399,403)  48,206,814

Comprehensive income:
Net income                         $4,200,175       --           --   4,200,175           --          --           --     4,200,175
Other comprehensive (loss),
 unrealized (losses) on securities,
 net of reclassification adjustment,
     net of tax (Note 3)           (1,279,804)      --           --          --           --  (1,279,804)         --     (1,279,804)
                                   -----------
Total comprehensive income         $2,920,371
                                   ==========

Purchase of treasury stock                          --           --          --           --        --    (12,336,522)  (12,336,522)
Dividends on common stock                           --           --    (994,594)          --        --             --      (994,594)
Effect of contribution to employee
     stock ownership plan                           --      143,055          --      187,800        --             --       330,855
                                                ------------------------------------------------------------------------------------
Balance, December 31, 1999                      40,111   38,278,872  30,290,488     (825,484)   (921,138) (28,735,925)   38,126,924
Comprehensive income:
Net income                         $4,011,117       --           --   4,011,117           --          --           --     4,011,117
Other comprehensive (loss),
 unrealized (losses)on securities,
 net of reclassification adjustment,
    net of tax (Note 3)               673,798       --           --          --           --     673,798           --       673,798
                                   ----------
Total comprehensive income         $4,684,915
                                   ==========

Purchase of treasury stock                          --           --          --           --         --    (5,799,736)   (5,799,736)
Dividends on common stock                           --           --    (955,753)          --         --            --      (955,753)
Effect  of contribution to
 employee stock ownership plan                      --      108,723          --      178,572         --            --       287,295
Issuance of treasury stock                          --       (9,280)         --           --         --         63,750       54,470
                                               -------------------------------------------------------------------------------------
Balance, December 31, 2000                     $40,111  $38,378,315 $33,345,852   $ (646,912)  $(247,340) $(34,471,911) $36,398,115
                                               =====================================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999 and 1998

                                                           2000            1999            1998
                                                      --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                            $  4,011,117    $  4,200,175    $  4,384,845
Adjustments to reconcile net income to net cash
provided by operating activities:
Equity in net income of First Federal Savings
Bank of Iowa                                            (4,050,607)     (4,173,425)     (4,393,955)
Dividends received from First Federal Savings
Bank of Iowa                                             7,100,000      12,398,262       3,295,694
(Gain) on sale of securities available-for-sale                (42)        (61,564)        (71,923)
Change in deferred income taxes                            (29,906)         43,318            (485)
Change in assets and liabilities:
Income taxes receivable                                    (40,820)         (2,319)        (20,917)
Prepaid expenses and other assets                           11,549            (963)          2,191
Income taxes payable                                            --              --          (2,723)
Accrued expenses and other liabilities                     (32,639)        (14,490)          5,836
                                                           -------         -------           -----
Net cash provided by operating activities                6,968,652      12,388,994       3,198,563
                                                         ---------      ----------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans                          (150,000)        310,000       8,680,000
Proceeds from sale of securities available-for-sale         24,792         438,915         128,550
Purchase of securities available-for-sale                       --         (15,125)       (361,058)
Capital contributions to First Federal Savings Bank             --              --      (5,000,000)
                                                          --------         -------       ---------
Net cash provided by (used in) investing
activities                                                (125,208)        733,790       3,447,492
                                                          --------         -------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock                              (5,799,736)    (12,336,522)     (6,164,419)
Proceeds from issuance of treasury stock                    54,470              --         114,963
Dividends paid                                            (941,692)     (1,005,553)       (927,924)
                                                          --------      ----------        --------
Net cash (used in) financing activities                 (6,686,958)    (13,342,075)     (6,977,380)
                                                        ----------     -----------      ----------

Net increase (decrease) in cash                            156,486        (219,291)       (331,325)

CASH
Beginning                                                  190,106         409,397         740,722
                                                           -------         -------         -------
Ending                                                $    346,592    $    190,106    $    409,397
                                                      ============    ============    ============

SUPPLEMENTAL SCHEDULE OF CASH
FLOW INFORMATION
Cash payment (receipts) for income taxes              $     44,608    $    (32,998)   $     82,158

                   QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                                                Year Ended December 31, 2000
                                      ----------------------------------------------------------------------------
                                              First               Second                Third              Fourth
                                             Quarter              Quarter              Quarter             Quarter
                                      ----------------------------------------- -------------------- -------------
                                                          (In thousands, except per share amounts)
Interest income.......................    $     6,530          $     6,731          $     6,951          $     7,071
Interest expense......................          3,786                4,030                4,356                4,535
                                          -----------          -----------          -----------          -----------
Net interest income...................          2,744                2,701                2,595                2,536
Provision for loan losses.............             30                   30                   30                   30
                                          -----------          -----------          -----------          -----------
Net interest income after provision for
    loan losses.......................          2,714                2,671                2,565                2,506
                                          -----------          -----------          -----------          -----------
Noninterest income:
    Fees and service charges..........            354                  380                  424                  434
    Abstract fees.....................            304                  354                  305                  270
    Other income......................            297                  218                  260                  414
                                          -----------          -----------          -----------          -----------
      Total noninterest income........            955                  952                  989                1,118
Noninterest expense:
    Salaries and employee benefits....          1,043                  992                1,005                1,063
    Premises and equipment............            237                  245                  283                  327
    Data Processing...................            113                  116                  112                  114
    SAIF deposit insurance premiums ..             13                   14                   14                   14
    Goodwill..........................            118                  118                  118                  118
    Other.............................            588                  625                  546                  650
                                          -----------          -----------          -----------          -----------
      Total noninterest expense.......          2,112                2,110                2,078                2,286
                                          -----------          -----------          -----------          -----------
Income before income taxes............          1,557                1,513                1,476                1,338
Provision for income tax expense......            550                  508                  505                  310
                                          -----------          -----------          -----------          -----------
Net Income............................    $     1,007          $     1,005          $       971          $     1,028
                                          ===========          ===========          ===========          ===========
Basic earnings per share..............    $      0.48          $      0.51          $      0.50          $      0.55
                                          ===========          ===========          ===========          ===========
Diluted earnings per share............    $      0.47          $      0.50          $      0.49          $      0.53
                                          ===========          ===========          ===========          ===========

                                                               Year Ended December 31, 1999
                                     -------------------------------------------------------------------------------
                                              First               Second                Third               Fourth
                                             Quarter              Quarter              Quarter              Quarter
                                     ------------------------------------------ --------------------- -------------
                                                          (In thousands, except per share amounts)
Interest income......................    $  5,967              $  6,005             $  6,129              $  6,455
Interest expense.....................       3,200                 3,235                3,390                 3,779
                                         --------              --------             --------              --------
Net interest income..................       2,767                 2,770                2,739                 2,676
Provision for loan losses............          30                    30                   30                    30
                                         --------              --------             --------              --------

Net interest income after provision for
    loan losses......................       2,737                 2,740                2,709                 2,646
                                         --------              --------             --------              --------
Noninterest income:
    Fees and service charges.........         361                   334                  378                   412
    Abstract fees....................         343                   383                  372                   323
    Other income.....................         216                   338                  379                   224
                                         --------              --------             --------              --------
      Total noninterest income.......         920                 1,055                1,129                   959
Noninterest expense:
    Salaries and employee benefits...         973                 1,007                1,033                 1,013
    Premises and equipment...........         207                   216                  236                   272
    Data Processing..................         148                   149                  111                   114
    SAIF deposit insurance premiums .          37                    36                   36                    38
    Goodwill.........................         118                   118                  118                   118
    Other............................         571                   631                  594                   560
                                         --------              --------             --------              --------
      Total noninterest expense......       2,054                 2,157                2,128                 2,115
                                         --------              --------             --------              --------
Income before income taxes...........       1,603                 1,638                1,710                 1,490
Provision for income tax expense.....         545                   564                  622                   510
                                         --------              --------             --------              --------
Net income...........................    $  1,058              $  1,074             $  1,088              $    980
                                         ========              ========             ========              ========
Basic earnings per share.............    $   0.37              $   0.39             $   0.44              $   0.44
                                         =========             =========            =========             =========
Diluted earnings per share...........    $   0.36              $   0.38             $   0.43              $   0.43
                                         =========             =========            =========             =========

                 MANAGEMENT OF THE HOLDING COMPANY AND THE BANK

     The Board of Directors of the Holding Company is divided into three classes, each of which contains approximately one-third of the Board. The Bylaws of the Holding Company currently authorize seven directors. Currently, all directors of the Holding Company are also directors of the Bank.

Directors

     David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

     Howard A. Hecht is a retired insurance executive, who was a Vice President with Principal Mutual Life Insurance Company in Des Moines, Iowa. Mr. Hecht will be retiring from the board of directors effective April 27, 2001.

     Melvin R. Schroeder is Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa.

     KaRene Egemo is the owner of Egemo Realty, Inc. in Fort Dodge, Iowa.

     Robert H. Singer, Jr. is the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

     Mark Thompson is the owner of Mark Thompson, CPA, P.C. , in Fort Dodge, Iowa and has been a certified public accountant since 1978.

     Craig R. Barnes is Executive Director of International Products for Principal Capital Management, a member of the Principal Financial Group. He has been employed with Principal in Des Moines, Iowa, since 1979.

Executive Officers Who are Not Directors

     C. Thomas Chalstrom is Chief Operating Officer of the Bank and Executive Vice President of the Holding Company and the Bank.

     Jean L. Lake is Secretary of the Holding Company and the Bank.

     John L.  Pierschbacher,  CPA is  Treasurer  of the Holding  Company and the
Bank.

     Kirk A. Yung is Senior Vice President of the Holding Company and the Bank.

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

                                             Price Range ($)
                                             ---------------
                                                                    Dividends Declared
        Quarter Ended                  High               Low            Per Share
        -------------                  ----               ---            ---------
1999
----
First Quarter................    $    17.250        $    16.250       $     0.10
Second Quarter...............         18.750             16.000             0.10
Third Quarter................         17.625             16.188             0.10
Fourth Quarter...............         17.000             15.000             0.10

2000
----
First Quarter................         16.688             12.750             0.125
Second Quarter...............         14.750             13.750             0.125
Third Quarter................         16.938             13.750             0.125
Fourth Quarter ..............         17.750             16.625             0.125

The Company's Common Stock was traded at $20.00 as of March 12, 2001.

Information Relating to the Company's Common Stock

         As of March 12, 2001, the Company had 1,437 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,897,380 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.15 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

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

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Friday, April 27, 2001 at the Trolley Center, 900 Central Avenue, Fort Dodge, Iowa.

Stockholders and General Inquiries

David M. Bradley
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

General Counsel                               Independent Auditor
Johnson, Erb, Bice,                           McGladrey & Pullen, LLP
Kramer, Good & Mulholland, P.C.               400 Locust Street   Suite  640
809 Central Avenue                            Des Moines, Iowa 50309
Fort Dodge, Iowa 50501


Special Counsel                               Transfer Agent
Thacher Proffitt & Wood                       Computershare Investor Services
1700 Pennsylvania Avenue, N.W., Suite 800     12039 West Alameda Parkway Suite Z
Washington, D.C.  20006                       Lakewood, Colorado  80228
                                              (303) 986-5400
                                              www.asttrust.com
Annual Report on Form 10-K

         A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 2000 will be furnished without charge to shareholders as of March 12, 2001 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.