Form 10-K, Exhibit 13
period 2001-12-31
NORTH CENTRAL BANCSHARES INC
filed 2002-03-29
CIK 1005188

Exhibit 13.1      2001 Annual Report to Security Holders



                         NORTH CENTRAL BANCSHARES, INC.

                        Holding Company for First Federal
                              Savings Bank of Iowa



                               2001 ANNUAL REPORT

                                TABLE OF CONTENTS


MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER..............  3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA..............................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................  7

INDEX TO FINANCIAL STATEMENTS................................................25

QUARTERLY RESULTS OF OPERATIONS (Unaudited)..................................57

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK.............................. 59

SHAREHOLDER INFORMATION..................................................... 60



         This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products. The Company does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

                     MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2001. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

         For the year ended December 31, 2001, North Central Bancshares' net income was $4.5 million or $2.41 diluted earnings per share, as compared to net income of $4.0 million, or $2.00 diluted earnings per share, for the year ended December 31, 2000. Some of our achievements during the past year include:

                                 2001 HIGHLIGHTS

     *    Total net income and earnings per share reached new Company highs.

          * Total net income reached $4.5 million, an 11.5% increase over the prior year.

          * Earnings per share reached a high of $2.41, a 20.5% increase over the prior year.

     * Repurchased a total of 246,800 shares or 12.9% of outstanding stock during the year ended December 31, 2001.

     * Increased quarterly dividends in April 2001 to $0.15 per share, a 20% increase.

     * Non-interest income increased to $5.1 million, a 26.9% increase over the prior year.

     *    Loans originated during 2001 exceeded a record $120 million.

     * Received regulatory approval to establish a new branch in Ankeny, Iowa.

     I want to thank our outstanding staff who helped make 2001 another successful year for the Company. The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.


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

                                                                      At December 31,
                                      ------------------------------------------------------------------------------
                                           2001            2000            1999            1998            1997
                                      --------------  --------------  --------------  --------------  --------------
                                                                      (In thousands)
Selected Consolidated Financial
  Condition Data:
Total assets.........................   $  379,375      $  388,998      $  367,433      $  336,690      $  221,954
Cash (noninterest bearing)...........        2,259           2,519           8,542           2,435             982
Loans receivable, net:(1)
  First mortgage loans secured
    by one-to-four family
    residences.......................      159,943         174,413         161,547         145,967         114,286
  First mortgage loans secured
    by multifamily properties........       73,311          74,644          71,503          63,285          49,895
  First mortgage loans secured
    by commercial properties.........       25,263          23,825          17,470          11,168           3,724
  Consumer loans.....................       49,464          45,144          36,239          33,612          23,344
                                        ----------      ----------    ------------      ----------      ----------
    Total loans receivable, net......      307,981         318,026         286,759         254,032         191,249
Investment securities(2).............       49,016          49,682          53,820          63,084          22,279
Deposits.............................      268,814         261,167         271,031         246,690         141,124
Borrowed funds.......................       71,413          88,592          55,715          38,832          28,550
Total shareholders' equity...........       35,913          36,398          38,127          48,207          50,417

                                                              For the Year Ended December 31,
                                      -----------------------------------------------------------------------------
                                           2001            2000            1999            1998            1997
                                      --------------  --------------  --------------  --------------  -------------
                                                                      (In thousands)
Selected Operating Data:
Interest income.......................  $   27,500      $   27,284      $   24,556     $   23,602      $   16,205
Interest expense......................      16,514          16,707          13,604         12,869           7,900
                                        ----------      ----------      ----------     ----------      ----------
   Net interest income before
     provision for loan losses........      10,986          10,577          10,952         10,733           8,305
Provision for loan losses.............         210             120             120            210             240
                                        ----------      ----------      ----------     ----------      ----------
   Net interest income after
     provision for loan losses........      10,776          10,457          10,832         10,523           8,065
                                        ----------      ----------      ----------     ----------      ----------
Noninterest income:
     Fees and service charges.........       1,993           1,592           1,485          1,243             657
     Abstract fees....................       1,506           1,233           1,421          1,584           1,222
     Other income.....................       1,593           1,189           1,157          1,088             658
                                        ----------      ----------      ----------     ----------      ----------
       Total noninterest income.......       5,092           4,014           4,063          3,915           2,537
                                        ----------      ----------      ----------     ----------      ----------
Noninterest expense:
     Salaries and employee benefits...       4,500           4,103           4,026          3,482           2,209
     Premises and equipment...........       1,226           1,092             931            812             444
     Data processing..................         470             455             522            553             258
     SAIF deposit insurance
       premiums.......................          50              55             147            143              85
     Goodwill.........................         472             472             472            436              28
     Other expenses...................       2,328           2,410           2,356          2,146           1,553
                                        ----------      ----------      ----------     ----------      ----------
       Total noninterest expense......       9,046           8,587           8,454          7,572           4,577
                                        ----------      ----------      ----------     ----------      ----------
Income before income taxes............       6,822           5,884           6,441          6,866           6,025
Income tax expense....................       2,347           1,873           2,241          2,481           2,108
                                        ----------      ----------      ----------     ----------      ----------
   Net income.........................  $    4,475      $    4,011      $    4,200     $    4,385      $    3,917
                                        ==========      ==========      ==========     ==========      ==========

                                       -4-

                                                             At or for the Year Ended December 31,
                                              ----------------------------------------------------------------
                                                  2001          2000          1999         1998        1997
                                              ------------  -----------   ------------  ----------  ----------
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)......................       2.68%        2.57%          2.86%       2.81%        2.87%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)...........................       3.03         2.95           3.35        3.50         4.06
Return on average assets (net income
  divided by average total assets)..........       1.17         1.06           1.21        1.35         1.86
Return on average equity (net income
  divided by average equity)................      12.21        11.08           9.51        8.73         7.94
Noninterest income to average assets........       1.33         1.07           1.21        1.21         1.20
Efficiency ratio(3).........................      56.26        58.85          56.30       51.69        42.21
Noninterest expense to average assets.......       2.36         2.28           2.45        2.34         2.17
Net interest income after provision for
  loan losses to noninterest expenses.......     119.12       121.78         128.13      138.97       176.22
Financial Condition Ratios: (%) (4)
Equity to assets at period end..............       9.47         9.36          10.38       14.32        22.72
Tangible equity to tangible assets
  at period end (5) (6).....................       8.03         7.84           8.68       12.42        22.32
Average shareholders' equity divided by
  average total assets......................       9.57         9.61          12.77       15.52        23.38
Average tangible shareholders equity divided
  by average tangible total assets (5) (6)..       8.10         8.00          10.94       13.71        22.96
Average interest-earning assets to average
  interest-bearing liabilities..............     107.54       108.31         112.05      116.28       130.97
Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans.........       0.09         0.33           0.07        0.38         0.08
Nonperforming assets to total assets(7).....       0.36         0.28           0.20        0.34         0.10
Allowance for loan losses as a percent of
  total loans receivable at end of period...       0.92         0.88           0.95        1.03         1.10
Allowance for loan losses to nonaccrual
  loans.....................................   1,042.07       274.08       1,301.13      279.72     1,468.33
Per Share Data:
Book value per share........................     $21.12       $19.04         $16.86      $16.26       $15.43
Tangible book value per share(5)............      17.65        15.71          13.83       13.79        15.09
Basic earnings per share (8)................       2.54         2.04           1.64        1.44         1.23
Diluted earnings per share (9)..............       2.41         2.00           1.60        1.40         1.21
Dividends declared per share................       0.60         0.50           0.40        0.32         0.25
Dividend payout ratio.......................       0.25         0.25           0.24        0.22         0.20

-----------------------
                                                       (Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 2001, 2000, 1999, 1998 and 1997 was $2.9 million, $2.8 million, $2.8 million, $2.7 million and $2.2 million, respectively.

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

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2001, 2000, 1999, 1998 and 1997 was $5.9 million, $6.4 million, $6.8 million, $7.3 million and $1.1 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2001, 2000, 1999, 1998 and 1997 was $5.9 million, $6.4 million, $6.8 million, $7.3 million and $1.1 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans, foreclosed real estate and other nonperforming assets.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2001, 2000, 1999, 1998 and 1997 were 1,762,900, 1,963,686, 2,562,940,
     3,048,148 and 3,184,269, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2001, 2000, 1999, 1998 and 1997 were 1,856,643, 2,006,340, 2,621,542, 3,132,833 and 3,241,069,
     respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         North Central Bancshares, Inc. (the "Holding Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company." The Holding Company conducts business as a unitary savings and loan holding company and the principal business of the Holding Company consists of the operation of its wholly-owned subsidiary, the Bank.

         The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the FHLB. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees and mortgage banking income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment and data processing. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

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

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family loans and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a locally-headquartered institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans, consumer loans and securities issued or guaranteed by the United States Government or agencies thereof and mortgage-backed securities; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; (4) controlling noninterest expenses; (5) managing interest rate risk exposure while achieving desirable levels of profitability; and (6) increasing noninterest income through other increases in fees and service charges and mortgage banking income.

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

         Strong Retail Deposit Base. In 2001, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Perry, Burlington and Mount Pleasant, Iowa. At December 31, 2001, 33.7% of the deposit base, or $90.6 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2001, 42.2% of the Company's total assets consisted of one-to-four family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2001, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $8.6 million of one-to-four family residential mortgage loans, or 2.7% of the Company's total loan portfolio, and $90.2 million of multifamily and commercial real estate loans, or 28.9% of the Company's total loan portfolio. At December 31, 2001, the Company's ratio of nonperforming assets to total assets was 0.36%. The Company also invests in United States Government agencies, State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

         Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

         Capital Strength and Controlled Internal Growth. Total equity decreased from $50.4 million at December 31, 1997 to $35.9 million at December 31, 2001, a decrease of 28.8%, a decrease primarily attributable to funds used for repurchases of common stock and dividends paid to shareholders in excess of net income. Total assets have increased by $157.4 million, or 70.9%, since December 31, 1997. As a result, the ratio of total equity to total assets has decreased from 22.7% at December 31, 1997 to 9.5% at December 31, 2001. The Company's growth can be attributed to the Acquisition and the Company's emphasis on the origination and purchase of residential mortgage loans, the purchase of multifamily and commercial mortgage loans and the origination of consumer loans. The Company's growth has been funded through a combination of FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

         Acquisition Strategy. The Acquisition resulted in an increase in total assets of approximately 42.0%, making in management's opinion a more effective use of the Company's excess capital. The Company intends to continue evaluating the possibility of acquiring branch offices and other financial institutions, which involves executing confidentiality agreements and conducting due diligence. Such evaluations by the Company provide no indication of the likelihood that the Company will enter into any agreement to engage in an acquisition transaction as, in many instances, such transactions are subject to competitive bidding and, in every instance, are subject to extensive arm's length negotiations once the Company's evaluation is complete.

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2001 was $1.5 million, offset by noninterest expense attributable to First Iowa. Mortgage banking income is generated by the Bank and a mortgage banking company in Ames, Iowa, First Iowa Mortgage, Inc. ("First Iowa Mortgage"), the Bank's wholly owned subsidiary. On January 30, 1998, the Company acquired First Iowa Mortgage as a part of the Acquisition of Valley Financial. Non-interest income for such business for the year ended December 31, 2001 was $779,000, offset by non-interest expense attributable to the Bank and First Iowa Mortgage.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2001, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $35.1 million, representing a one-year gap to total assets ratio of negative 9.24% as compared to a negative 7.7% at December 31, 2000. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in short to medium term U. S. Government agencies, mortgage-backed securities, municipal securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "-- Discussion of Market Risk -- Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-to-medium term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2001, $1.2 million, or 17.1%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $1.4 million, or 19.4%, was scheduled to mature in one to five years and $4.4 million, or 63.5%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2001, totaled $94.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $150.9 million as of December 31, 2001. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2001, the Company had outstanding loan commitments of $11.0 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

        The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2001, the Holding

Company repurchased 246,800 shares of its Common Stock. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 16 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2001, 2000 and 1999, the Company's disbursements for loan originations and purchases totaled $150.4 million, $99.8 million and $127.2 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and sale of securities and FHLB advances. Net cash flows provided by (used in) investing activities amounted to $20.5 million, $(25.4) million and $(37.2) million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash flows provided by (used in) financing activities amounted to $(15.0) million, $16.4 million and $28.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2001 with tangible and leverage capital ratios of 7.84% and a total risk-based capital ratio of 14.26%. In determining the amount of risk-weighted assets for purposes of the risk- based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2001:

                                                 Capital             Excess
                              Amount           Requirements          Capital
                            ---------          ------------         ---------
                                              (In thousands)
Tangible capital.........   $ 29,239            $  5,596            $ 23,643
Core capital.............     29,239              11,191              18,048
Risk-based capital.......     32,048              17,982              14,066


Discussion of Market Risk--Interest Rate Sensitivity Analysis

         As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the

Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2001, 31.7% of the Company's loan portfolio was secured by properties outside the State of Iowa, located in twenty- three states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2001, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

         The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short term consumer loans, and maintaining a level of liquidity by investing in short to medium term mortgage-backed securities and short-term interest-earning deposits. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

         At December 31, 2001, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $35.1 million, representing a one-year gap ratio of negative 9.2%, compared to a one-year gap ratio of negative 7.7% at December 31, 2000. To manage the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years and short term consumer loans and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                             At December 31, 2001 (1)
                                          ------------------------------------------------------------------------------------------
                                            Within          1-3          3-5          5-10         10-20        Over 20
                                            1 Year         Years        Years         Years        Years         Years       Total
                                          ----------    ----------    ----------    ----------  ----------    ----------   ---------
                                                                              (Dollars in thousands)
Interest-earning assets:
    First mortgage loans
      Adjustable (2).................      $ 74,511      $ 73,822      $ 34,093      $     --    $     --      $     --     $182,426
      Fixed (2)......................        19,992        27,006        16,311        19,371       1,545            26       84,611
   Consumer and other loans..........        19,600        20,547         9,598           406           8            --       50,159
   Investment securities(3)(4).......        32,062         3,641         3,483         2,721         777            --       42,684
                                           --------      --------      --------      --------    --------      --------     --------
      Total interest-earning assets..      $146,165      $125,016      $ 63,485      $ 22,858    $  2,330      $     26     $359,880
                                           ========      ========      ========      ========    ========      ========     ========
Rate sensitive liabilities:
   Savings accounts..................      $  3,719      $  5,649      $  3,892      $  5,223    $  2,868      $    526     $ 21,877
   NOW accounts......................        12,494        12,830         5,092         3,019         329             3       33,767
   Money market accounts.............        22,196         5,900            --            --          --            --       28,096
   Certificate accounts..............        94,705        53,027        30,392            85          --            --      178,209
   Noninterest bearing deposits......         6,864            --            --            --          --            --        6,864
   FHLB advances and other liabilities       41,253        22,111         5,036         3,013          --            --       71,413
                                           --------      --------      --------      --------    --------      --------     --------
      Total interest-bearing liabilities   $181,231      $ 99,517      $ 44,412      $ 11,340    $  3,197      $    529     $340,226
                                           ========      ========      ========      ========    ========      ========     ========

Interest sensitivity gap.............      $(35,066)     $ 25,499      $ 19,073      $ 11,518    $   (867)     $   (503)
Cumulative interest-sensitivity gap..      $(35,066)     $ (9,567)     $  9,506      $ 21,024    $ 20,157      $ 19,654

Interest sensitivity gap to total assets      (9.24)%        6.72%         5.03%         3.04%      (0.23)%       (0.13)%
Cumulative interest-sensitivity gap to
   total assets......................         (9.24)        (2.52)         2.51          5.54        5.31          5.18
Ratio of interest-earning assets to
   interest-bearing liabilities......         80.65        125.62        142.95        201.57       72.88          4.91       105.78
Cumulative ratio of interest-earning
   assets to interest-bearing liabilities     80.65         96.59        102.92        106.25      105.93        105.78       105.78

Total assets.........................      $379,375      $379,375      $379,375      $379,375    $379,375      $379,375     $379,375
Cumulative interest bearing assets...      $146,165      $271,181      $334,666      $357,524    $359,854      $359,880     $359,880
Cumulative interest sensitive liabilitie   $181,231      $280,748      $325,160      $336,500    $339,697      $340,226     $340,226

(1) The following assumptions were used in regard to prepayment speed for loans: (i) all multifamily loans (both fixed and adjustable rate) and all commercial real estate loans (both fixed and adjustable rate) will prepay at 12 percent per year, (ii) one-to-four family fixed rate loans will prepay at 15 percent per year, (iii) one-to-four family adjustable rate loans, mortgage backed securities and all other loans will prepay at 20 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain short comings are inherent in the analysis presented by the foregoing table.

(2) Includes $316,000 and $6.0 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $17.7 million and securities available for sale of $13.7 million.

(4) Includes $6.0 million of FHLMC preferred stock and $5.4 million of FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.

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

         Presented below, as of December 31, 2001, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

                       Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)

                                      Net Portfolio Value                     NPV as % of PV of Assets
                         ------------------------------------------------   ----------------------------
  Change in Rates         $ Amount          $ Change           % Change        NPV Ratio        Change
-------------------      -----------      ------------       ------------   --------------    ----------
                                            (Dollars in thousands)
     +300 bp                33,685          -5,675                -14             9.02          -107bp
     +200 bp                36,251          -3,109                 -8             9.56           -54bp
     +100 bp                38,300          -1,059                 -3             9.95           -15bp
        0 bp                39,360              --                 --            10.10            --
     -100 bp                38,971           - 389                 -1             9.90           -20bp

---------------------------------

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

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 2001, the Company's foreclosed real estate consisted of 13 properties with an aggregate value of $1.1 million.

         Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

                                                                             At December 31,
                                          -----------------------------------------------------------------------------------
                                              2001               2000              1999            1998              1997
                                          ------------       ------------      ------------    ------------      ------------
                                                                         (Dollars in thousands)
Nonaccrual loans and
nonperforming
assets:
First mortgage loans:
   One-to-four family residential.......    $    130           $    237          $    111        $    403          $    122
   Multifamily and commercial
     properties ........................          37                556                --             423                --
Consumer loans:.........................         109                244               102             130                25
                                            --------           --------          --------        --------          --------
   Total nonaccrual loans...............         276              1,037               213             956               147
Total foreclosed real estate(1).........     1,074(2)                64               503             187                67
Other nonperforming assets..............          --                 --                --               1                --
                                            --------           --------          --------        --------          --------
   Total nonperforming assets...........    $  1,350           $  1,101          $    716        $  1,144          $    214
                                            ========           ========          ========        ========          ========
Total nonaccrual loans to net loans
   receivable...........................        0.09%              0.33%             0.07%           0.38%             0.08%
Total nonaccrual loans to total assets..        0.07               0.27              0.06            0.28              0.07
Total nonperforming assets to total
    assets..............................        0.36               0.28              0.19            0.34              0.10

-----------------------------

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

(2) Includes one commercial real estate property in the amount of $489,000 which was originated by Valley Savings Bank prior to the Acquisition.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                                        At December 31,
                                            ---------------------------------------------------------------------
                                                 2001           2000          1999          1998         1997
                                            -------------- -------------- ------------- ------------ ------------
                                                                        (In thousands)
Loans past due 60-89 days:
First mortgage loans:
   One-to-four family residential...........   $ 1,083        $   590        $   521       $ 1,070      $   275
   Multifamily and commercial properties....        --             --            491            22          --
Consumer loans..............................       153             96            198           270          135
                                               -------        -------        -------       -------      -------
     Total past due 60-89 days..............   $ 1,236        $   686        $ 1,210       $ 1,362      $   410
                                               =======        =======        =======       =======      =======

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2001.

                                                                  At December 31, 2001
                                                             -------------------------------
                                                                Balance            Number
                                                             ------------       ------------
                                                                (Dollars in thousands)
One-to-four family first mortgage loans:
  Loans 60 to 89 days delinquent........................       $ 1,083              26
  Loans 90 days or more delinquent......................           130               5
Multifamily and commercial first mortgage loans:
  Loans 60 to 89 days delinquent........................             -               -
  Loans 90 days or more delinquent......................            37               1
Consumer Loans:
  Loans 60 to 89 days delinquent........................           153              22
  Loans 90 days or more delinquent......................           109              24
Foreclosed real estate..................................         1,074              13
Other nonperforming assets..............................             -               -
Loans to facilitate sale of foreclosed real estate......           109               1
Special mention loans...................................           798              33

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2001, the Company had $798,000 of special mention loans, consisting of fourteen loans secured by one-to-four family residences and nineteen consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets at the dates indicated.

                                                        At December 31,
                              ---------------------------------------------------------------
                                   2001         2000          1999        1998        1997
                              ------------   -----------   ----------  ----------  ----------

                                                        (In thousands)
Substandard assets............   $ 1,291       $ 1,087        $ 689       $ 745       $ 208
Doubtful assets...............        --            --           --          --          --
Loss assets...................        59            53           60          35          18
                                 -------       -------        -----       -----       -----
  Total classified assets.....   $ 1,350       $ 1,140        $ 749       $ 780       $ 226
                                 =======       =======        =====       =====       =====

         Allowance for Loan Losses. It is management's policy to provide an allowance for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 2001, 2000 and 1999 the Company's provision for loan losses were $210,000, $120,000 and $120,000, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming assets, increases in net charge-offs and general economic conditions. The Company's allowance for loan losses totaled $2.9 million, $2.8 million and $2.8 million at December 31, 2001, 2000 and 1999, respectively.

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

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                    For the Year Ended December 31,
                                         ------------------------------------------------------------------------------
                                              2001             2000             1999           1998            1997
                                         --------------   --------------   -------------  -------------    ------------

                                                                      (Dollars in thousands)

Total loans outstanding.................   $ 311,826        $ 322,408        $ 291,760      $ 259,360        $ 194,626
Average net loans outstanding...........     318,197          307,104          265,553        246,510          175,284
Allowance balances (at beginning of
  period)..............................        2,843            2,776            2,676          2,151            1,953
                                           ---------        ---------        ---------      ---------        ---------
Provisions for losses...................         210              120              120            210              240
  Effect of-
    Valley Financial Corporation........          --               --               --            343               --
Charge-Offs:
  First mortgage loans..................          15               15                5              6               21
  Consumer loans........................         168               41               23             23               31
Recoveries:
  First mortgage loans..................          --               --               --             --              --
  Consumer loans........................          13                3                8              1               10
                                           ---------        ---------        ---------      ---------        ---------
  Net charge-offs.......................         170               53               20             28               42
                                           ---------        ---------        ---------      ---------        ---------
Allowance balance (at end of period)....   $   2,883        $   2,843        $   2,776      $   2,676        $   2,151
                                           =========        =========        =========      =========         ========

Allowance for loan losses as a percent
  of total loans receivable at end of
  period................................        0.92%            0.88%            0.95%          1.03%            1.10%
Net loans charged off as a percent of
  average net loans outstanding.........        0.05             0.02             0.01           0.01             0.02
Ratio of allowance for loan losses to
  total nonaccrual loans at end of
  period................................    1,042.07           274.08         1,301.13         279.72         1,468.33
Ratio of allowance for loan losses to
  total nonaccrual loans and foreclosed
  real estate at end of period..........      213.48           258.18           387.78         233.95         1,006.96

         Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                                           At December 31,
                                     -----------------------------------------------------------------------------------------------
                                             2001               2000              1999                1998               1997
                                     ------------------- ------------------ ------------------ ------------------ ------------------
                                            % of Loans           % of Loans        % of Loans         % of Loans         % of Loans
                                              In Each             In Each            In Each            In Each            In Each
                                             Category to        Category to        Category to        Category to        Category to
                                      Amount Total Loans Amount Total Loans Amount Total Loans Amount Total Loans Amount Total Loans
                                      ------ ----------- ------ ----------- ------ ----------- ------ ----------- ------ -----------
                                                                           (Dollars in thousands)
Balance at end of period applicable to:
 One-to-four family residential
   mortgage loans.......................$  608   51.80%  $   731    54.78%   $  726    56.23%   $  684    57.45%    $  675   59.48%
 Multifamily residential mortgage loans. 1,121   23.86     1,145    23.45     1,332    25.16     1,298    25.02      1,026   26.38
 Commercial mortgage loans..............   459    8.25       303     7.56       252     6.07       228     4.39         76    1.95
 Consumer loans.........................   695   16.09       664    14.21       466    12.53       466    13.14        374   12.19
                                        ------  ------   -------   ------    ------   ------    ------   ------     ------  ------
   Total allowance for loan losses......$2,883  100.00%  $ 2,843   100.00%   $2,776   100.00%   $2,676   100.00%    $2,151  100.00%
                                        ======  ======   =======   ======    ======   ======    ======   ======     ======  ======

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

                                                                  For the Year Ended December 31,
                                                               --------------------------------------
                                      At December 31, 2001                      2001
                                    ----------------------     --------------------------------------
                                                                                              Average
                                                    Yield/       Average                       Yield/
                                      Balance        Cost        Balance        Interest       Cost
                                    -----------     ------     -----------    ------------   ---------
                                                             (Dollars in thousands)
Assets:
 Interest-earning assets:
   First mortgage loans(1) ........   $260,795       7.65%     $269,274(8)       $20,902        7.76%
   Consumer loans(1) ..............     50,069       8.75        48,923(8)         4,369        8.93
   Investment securities ..........     48,712       3.94        44,739(5)         2,229        4.98
                                      --------       ----      --------          -------        ----

     Total interest-earning asset .   $359,576       7.30%     $362,936          $27,500        7.58%
 Noninterest-earning assets .......     19,799                   20,217
                                      --------                 --------
     Total assets .................   $379,375                 $383,153
                                      ========                 ========
Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
     savings ......................   $ 61,863       1.20%     $ 58,891          $ 1,224        2.08%
   Passbook savings ...............     21,878       1.26        21,713              362        1.67
   Certificates of Deposit ........    178,206       5.24       180,796           10,368        5.73
   Borrowed funds .................     71,413       5.84        75,854            4,560        6.01
                                      --------      -----      --------          -------        ----
     Total interest-bearing
       liabilities ................   $333,360       4.36%     $337,254          $16,514        4.90%

 Noninterest-bearing liabilities ..     10,102                    9,246
                                      --------                 --------
     Total liabilities ............   $343,462                 $346,500
Equity ............................     35,913                   36,653
     Total liabilities and equity .   $379,375                 $383,153
                                      ========                 ========
 Net interest income ..............                                              $10,986
                                                                                 =======
 Net interest rate spread(2) ......                  2.94%                                      2.68%
                                                     ====                                       ====
 Net interest margin (3) ..........                  3.26                                       3.03
                                                     ====                                       ====
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ............                104.69                                     107.54
                                                   ======                                     ======

                                                                For the Year Ended December 31,
                                      ---------------------------------------------------------------------------------
                                                        2000                                      1999
                                      --------------------------------------   ----------------------------------------
                                                                   Average                                      Average
                                        Average                     Yield/       Average                         Yield/
                                        Balance       Interest       Cost        Balance          Interest        Cost
                                      -----------   ------------   --------    ----------       ------------    -------
                                                                    (Dollars in thousands)
Assets:
 Interest-earning assets:
   First mortgage loans(1) ........   $265,557       $20,586(8)      7.75%      $233,457         $18,104(8)      7.75%
   Consumer loans(1) ..............     41,547         3,677(8)      8.85         34,831           3,111(8)      8.93
   Investment securities ..........     51,097(6)       3.94         5.91         58,666(7)        3,341         5.69
                                      --------       -------         ----       --------         -------         ----

     Total interest-earning asset .   $358,201       $27,283        7.62%        326,954          24,556         7.51%
 Noninterest-earning assets .......     18,470                                    18,750
                                      --------                                  --------
     Total assets .................   $376,671                                  $345,704
                                      ========                                  ========
Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
     savings ......................   $ 48,262      $  1,185        2.46%       $ 47,551           1,088         2.29%
   Passbook savings ...............     24,571           485        1.97          27,189             562         2.07
   Certificates of Deposit ........    186,292        10,599        5.69         173,329           9,463         5.46
   Borrowed funds .................     71,602         4,438        6.20          43,711           2,491         5.62
                                      --------      --------        ----        --------         -------         ----
     Total interest-bearing
       liabilities ................   $330,727      $ 16,707        5.05%       $291,780         $13,604         4.65%


 Noninterest-bearing liabilities ..      9,739                                     9,776
                                       -------                                  --------
     Total liabilities ............   $340,466                                  $301,556
Equity ............................     36,205                                    44,148
                                      --------                                  --------
     Total liabilities and equity .   $376,671                                  $345,704
                                      ========                                  ========


 Net interest income ..............                 $ 10,576                                     $10,952
                                                    ========                                     =======
 Net interest rate spread(2) ......                                 2.57%                                        2.86%
                                                                    ====                                         ====
 Net interest margin (3) ..........                                 2.95                                         3.35
                                                                    ====                                         ====
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ............                               108.31                                       112.05
                                                                  ======                                       ======

--------------------
(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $17,650,000and securities available for sale of $31,062,000.
(5) Includes interest-bearing deposits of $9,984,000 and securities available for sale of $34,755,000.
(6) Includes interest-bearing deposits of $4,392,000 and securities available for sale of $46,705,000.
(7) Includes interest-bearing deposits of $7,309,000 and securities available for sale of $51,357,000.
(8) Includes loan fee amortization of $54,000, $60,000 and $9,000 for the years ended December 31, 2001, 2000 and 1999.

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

                                                           Year Ended                                   Year Ended
                                                        December 31, 2001                            December 31, 2000
                                                           Compared to                                  Compared to
                                                           Year Ended                                   Year Ended
                                                        December 31, 2000                            December 31, 1999
                                            -----------------------------------------   ------------------------------------------
                                                   Increase/(Decrease)                         Increase/(Decrease)
                                                        Due to                                       Due to
                                            ------------------------------              ------------------------------
                                                                              Total                                       Total
                                                                   Rate/     Increase                           Rate/    Increase
                                            Volume       Rate      Volume   (Decrease)   Volume      Rate      Volume   (Decrease)
                                            -------    -------    --------  ----------  --------   --------    -------  ----------
                                                                                (In thousands)
Interest income:
    First mortgage loans ................   $   288    $    28    $     0    $   316    $ 2,490    $    (7)   $    (1)   $ 2,482
    Consumer loans ......................       653         34          6        693        601        (29)        (6)       566
    Investment securities ...............      (376)      (344)       (73)      (793)      (408)       126        (39)      (321)
                                            -------    -------    -------    -------    -------    -------    -------    -------
       Total interest-earning assets ....   $   565    $  (282)   $   (67)   $   216    $ 2,683    $    90    $   (46)   $ 2,727
                                            =======    =======    =======    =======    =======    =======    =======    =======

Interest expense:
    NOW and money market savings ........   $   261    $  (182)   $   (40)   $    39    $    16    $    80    $     1    $    97
    Passbook savings ....................       (56)       (75)         9       (122)       (53)       (26)         2        (77)
    Certificate of deposits .............      (314)        84         (2)      (232)       708        398         30      1,136
    Borrowed funds ......................       264       (134)        (8)       122      1,588        219        140      1,947
                                            -------    -------    -------    -------    -------    -------    -------    -------
       Total interest-bearing liabilities       155       (307)       (41)      (193)   $ 2,259    $   671    $   173    $ 3,103
                                            -------    -------    -------    -------    =======    =======    =======    =======
Net change in net interest income .......   $   321    $   140    $   (52)   $   409    $   424    $  (581)   $  (219)   $  (376)
                                            =======    =======    =======    =======    =======    =======    =======    =======

Comparison of Financial Condition as of December 31, 2001, December 31, 2000 and December 31, 1999

         Total assets decreased $9.6 million, or 2.5%, from $389.0 million at December 31, 2000 to $379.4 million at December 31, 2001. Interest bearing cash increased $11.3 million, or 178.8%, from $6.3 million at December 31, 2000 to $17.7 million at December 31, 2001. Securities available for sale decreased $12.0 million, or 27.6%, primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, a mutual fund and municipal securities. Total loans receivable, net, decreased by $10.0 million, or 3.2%, from $318.0 million at December 31, 2000 to $308.0 million at December 31, 2001, primarily due to payments, prepayments and sales of loans during the year ended December 31, 2001. These payments, prepayments and sales of loans were offset in part by the origination of $83.3 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans of $27.8 million, and originations of $27.0 million of second mortgage loans. Deposits increased $7.6 million, or 2.8%, from $261.2 million at December 31, 2000 to $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, money market accounts and retail certificates of deposit accounts, offset in part by a decrease of $9.1 million in certain public funds deposits. Other borrowings, primarily FHLB advances, decreased $17.2 million, from $88.6 million at December 31, 2000 to $71.4 million at December 31, 2001. Total shareholders' equity decreased $485,000 from $36.4 million at December 31, 2000 to $35.9 million at December 31, 2001, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock offset in part by net income and decreased unrealized losses and increased unrealized gains.

                  Total assets increased $21.6 million, or 5.9%, from $367.4 million at December 31, 1999 to $389.0 million at December 31, 2000. Interest bearing cash increased $2.2 million, or 53.4%, from $4.1 million at December 31, 1999 to $6.3 million at December 31, 2000. Noninterest bearing cash decreased $6.0 million, or 70.5%, from $8.5 million at December 31, 1999 to $2.5 million at December 31, 2000. Securities available for sale decreased $6.3 million, or 12.8%, primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. Total loans receivable, net, increased by $31.3 million, or 10.9%, from $286.8 million at December 31, 1999 to $318.0 million at December 31, 2000, primarily due to the origination of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans located out of state of $19.6 million, and originations of $21.5 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. Deposits decreased $9.9 million, or 3.6%, from $271.0 million at December 31, 1999 to $261.2 million at December 31, 2000, primarily reflecting decreases in certificates of deposit accounts, due in part to decreases in deposits of certain public funds and decreases in savings accounts, offset in part by an increase in money market accounts. Other borrowings, primarily FHLB advances, increased $32.9 million, from $55.7 million at December 31, 1999 to $88.6 million at December 31, 2000, primarily due to funding asset growth and a decrease in deposits. Total shareholders' equity decreased $1.7 million from $38.1 million at December 31, 1999 to $36.4 million at December 31, 2000, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and decreased unrealized losses.


Comparison of Results of Operations for the Years Ended December 31, 2001 and
2000

         Interest Income. Interest income increased by $216,000 to $27.5 million for the year ended December 31, 2001 compared to $27.3 million for the year ended December 31, 2000. The increase in interest income was primarily due to a $4.7 million increase in average interest earning assets to $362.9 million for the year ended December 31, 2001, from $358.2 million for 2000. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans and interest bearing cash, partially offset by decreases in securities available for sale. The increases in first and second mortgage loans were primarily derived from originations of $83.3 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $27.8 million and originations of $27.0 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2001. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The increase in interest bearing cash was primarily due to increased liquidity due to the generally lower market interest rate environment. The decreases in available for sale securities were primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, mutual funds and municipal securities. The average yield on interest earning assets decreased to 7.58% for the year ended December 31, 2001 from 7.62% for the year ended December 31, 2000, primarily due to a general decrease in market interest rates.

         Interest Expense. Interest expense decreased by $193,000 to $16.5 million for the year ended December 31, 2001 compared to $16.7 million for the year ended December 31, 2000. The decrease in interest expense was primarily to a decrease in the average cost of funds from 5.05% for the year ended December 31, 2000 to 4.90% for the year ended December 31, 2001. The decrease in the average cost of funds was due to a decrease in the average cost of funds in Now, money market, savings and borrowed funds. This decrease is primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $6.5 million increase in the average balance of interest-bearing liabilities to $337.3 million for the year ended December 31, 2001, from $330.7 million for 2000. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the money market and borrowed funds, offset by decreases in savings accounts and certificates of deposit. The increase in money market was due to the offering of a premium money market account during the year ended December 31, 2000. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth. The decreases in certificates of deposits is primarily due to a decrease in the average balance of deposits of certain public funds, offset in part by an increase in retail certificates of deposit.

         Net Interest Income. Net interest income before provision for loan losses increased by $409,000 to $11.0 million for the year ended December 31, 2001 from $10.6 million for the year ended December 31, 2000. The increase in primarily due to an increase in the average balance of interest earning assets and the decrease in the cost of the average interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.68% for the year ended December 31, 2001 from 2.57% for the year ended December 31, 2000. The increase in the spread reflects the general decrease in the overall costs on interest bearing liabilities offset in part by a decrease in the yield on interest bearing assets.

         Provision for Loan Losses. The Company's provision for loan losses was $210,000 and $120,000 for the years ended December 31, 2001 and December 31, 2000, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming assets, increases in net charge-offs and general economic conditions. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $170,000 for the year ended December 31, 2001 as compared to $53,000 for the year ended December 31, 2000. The resulting allowance for loan loss was $2.9 million and $2.8 million at December 31, 2001 and December 31, 2000, respectively.

         The allowance for loan losses as a percentage of total loans receivable increased to 0.92% at December 31, 2001 from 0.88% at December 31, 2000. The level of nonperforming assets has increased to $1.4 million at December 31, 2001 from $1.1 million at December 31, 2000. See "Asset Quality".

         Management believes that the allowance for loan losses is adequate as of December 31, 2001. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding no problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

         Noninterest income. Total noninterest income increased by $1.1 million, or 26.9%, to $5.1 million for the year ended December 31, 2001 from $4.0 million for the year ended December 31, 2000. The increase is due to increases in fees and service charges, abstract fees and mortgage banking fees, partially offset by an decrease in other income. Fees and service increased $401,000 due to increases in overdraft fees on NOW accounts and loan prepayment fees. Abstract fees increased $273,000 due to increased sales volume as a result of a general increase in real estate activity. Mortgage banking fees increased $548,000 due in part to lower interest rates during the year ended December 31, 2001. Other income decreased $142,000 due to decreases in annuity sales, mutual fund sales and gain on the sale of foreclosed real estate, offset in part by an increase in insurance sales. Other income for the year ended December 31, 2000 also reflects interest income on a disputed income tax item and there was no such item for the year ended December 31, 2001.

         Noninterest Expense. Total non-interest expense increased by $460,000 to $9.0 million for the year ended December 31, 2001 from $8.6 million for the year ended December 31, 2000. The increase is primarily due to an increase in salaries and employee benefits and premises and equipment. The increase in salaries and benefits was primarily due to normal salary increases, increases in the number of employees and increases as a result of the employee stock ownership plan. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to office remodeling, increases in property taxes and normal cost increases. The Company's efficiency ratio for the year ended December 31, 2001 and 2000 were 56.26% and 58.85%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2001 and 2000 were 2.36% and 2.28%, respectively.

         Income Taxes. Income taxes increased by $474,000 to $2.3 million for the year ended December 31, 2001 as compared to $1.9 million for the year ended December 31, 2000. The increase was principally due to an increase in pre-tax earnings during the 2001 period as compared to the 2000 period and an income tax benefit of $100,000 received for the year ended December 31, 2000 due to a state franchise tax refund related to an issue that had been under dispute for several years..

         Net Income. Net income totaled $4.5 million for the year ended December 31, 2001 compared to $4.0 million for the same period in 2000, primarily due to increases in net interest income and noninterest income, offset in part by increases in noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2000 and
1999

         Interest Income. Interest income increased by $2.7 million to $27.3 million for the year ended December 31, 2000 compared to $24.6 million for the year ended December 31, 1999. The increase in interest income was primarily due to a $31.2 million increase in average interest earning assets to $358.2 million for the year ended December 31, 2000, from $327.0 million for 1999. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate located outside of the State of Iowa of $19.6 million and originations of $21.5 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "- Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. The average yield on interest earning assets increased to 7.62% for the year ended December 31, 2000 from 7.51% for the year ended December 31, 1999, primarily due to a general increase in market interest rates.

         Interest Expense. Interest expense increased by $3.1 million to $16.7 million for the year ended December 31, 2000 compared to $13.6 million for the year ended December 31, 1999. The increase in interest expense was primarily due to a $38.9 million increase in the average balance of interest-bearing liabilities to $330.7 million for the year ended December 31, 2000, from $291.8 million for 1999. The increase in the average balance of interest- bearing liabilities primarily reflects an increase in the certificates of deposits and borrowed funds. The increases in certificates of deposits is primarily due to an increase in the average balance of deposits of certain public funds. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth. The average cost of interest bearing liabilities increased to 5.05% for the year ended December 31, 2000 from 4.65% for the year ended December 31, 1999. The increase in the average cost of interest bearing liabilities is primarily due to an increase in the average cost of certificates of deposits and borrowed funds. The increase in the average cost of funds is due to the general increase in market interest rates.

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

         Noninterest Expense. Total non-interest expense increased by $132,000 to $8.6 million for the year ended December 31, 2000 from $8.5 million for the year ended December 31, 1999. The increase is primarily due to an increase in the premises and equipment, offset in part by a decrease in data processing and SAIF deposit insurance premiums. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to the purchase of computer equipment and software, the opening of a branch located in Perry and Ames, Iowa and normal cost increases. The decrease in data processing is primarily due to the signing of a multi year data processing contract in 1999. The decrease in SAIF deposit insurance premiums is due to lower SAIF deposit premium rates. The Company's efficiency ratio for the year ended December 31, 2000 and 1999 were 58.85% and 56.30%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2000 and 1999 were 2.28% and 2.45%, respectively.

         Income Taxes. Income taxes decreased by $368,000 to $1.9 million for the year ended December 31, 2000 as compared to $2.2 million for the year ended December 31, 1999. The decrease was principally due to a decrease in pre-tax earnings during the 2000 period as compared to the 1999 period and an income tax benefit of $100,000 received due to a state franchise tax refund related to an issue that had been under dispute for several years..

         Net Income. Net income totaled $4.0 million for the year ended December 31, 2000 compared to $4.2 million for the same period in 1999, primarily due to decreases in net interest income and increases in noninterest expense, offset in part by a decrease in income taxes.

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

Impact of New Accounting Standards

In July, 2001, the Financial Accounting Standards Board issued two statements-Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:
     o Eliminates the pooling method for accounting for business combinations.
     o Requires that intangible assets that meet certain criteria be reported separately from goodwill.
     o Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:
     o Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
     o Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

     o Re-evaluate goodwill and other intangibles assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangible assets do not meet the criteria for separate recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for separate recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
     o Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
     o    Write-off any remaining negative goodwill.

On January 1, 2002, the Company will adopt FASB Statements 141 and 142. The adoption of these statements will eliminate goodwill amortization beginning on January 1, 2002, and is expected to increase reported earnings by $472,000 for the year ending December 31, 2002, and increase 2002 annual diluted earnings per share by approximately $0.25, based upon current shares outstanding.

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



 ---------------------------------------------------------
 INDEPENDENT AUDITOR'S REPORT...............................................26
 ---------------------------------------------------------


 FINANCIAL STATEMENTS
  Consolidated statements of financial condition............................27
  Consolidated statements of income.........................................28
  Consolidated statements of shareholders' equity...........................29
  Consolidated statements of cash flows.....................................30
  Notes to consolidated financial statements................................32

   ---------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.


                                         /s/ McGladrey & Pullen, LLP

Des Moines, Iowa
February 7, 2002

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS                                                                2001             2000
----------------------------------------------------------------------------------------------
Cash and due from banks:
  Interest-bearing                                              $  17,650,064    $   6,330,525
  Noninterest-bearing                                               2,258,838        2,519,201
Securities available-for-sale (Notes 2 and 8)                      31,365,731       43,351,850
Loans receivable, net (Notes 3, 4, 8, and 14)                     307,981,424      318,025,782
Loans held for sale                                                 1,605,710          498,387
Accrued interest receivable (Note 5)                                1,913,557        2,257,153
Foreclosed real estate                                              1,073,873           63,866
Premises and equipment, net (Note 6)                                6,797,505        6,660,783
Rental real estate                                                  1,681,337        1,757,014
Title plant                                                           925,256          925,256
Goodwill                                                            4,970,800        5,443,091
Deferred taxes (Note 9)                                               484,904          556,913
Income taxes receivable                                                  --            209,995
Prepaid expenses and other assets                                     666,228          397,970
                                                                ------------------------------
       Total assets                                             $ 379,375,227    $ 388,997,786
                                                                ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Note 7)                                             $ 268,813,731    $ 261,166,646
  Borrowed funds (Note 8)                                          71,412,723       88,592,226
  Advances from borrowers for taxes and insurance (Note 4)          1,589,314        1,318,069
  Dividends payable                                                   256,587          240,235
  Income taxes payable                                                 78,711             --
  Accrued expenses and other liabilities                            1,311,412        1,282,495
                                                                ------------------------------
       Total liabilities                                          343,462,478      352,599,671
                                                                ------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 13 and 16)

STOCKHOLDERS' EQUITY (Notes 11 and 16)
  Common stock, $.01 par value, authorized 15,500,000 shares;
   issued and outstanding 2001 1,700,280 shares;
   2000 4,011,057 shares                                               17,003           40,111
Preferred stock, $.01 par value, authorized 3,000,000 shares;
   none issued and outstanding                                           --               --
Additional paid-in capital                                         16,780,875       38,378,315
Retained earnings, substantially restricted (Note 9)               19,402,706       33,345,852
Unearned shares, employee stock ownership plan (Note 10)             (477,826)        (646,912)
Accumulated other comprehensive income (loss)                         189,991         (247,340)
Less cost of treasury stock, 2001 none; 2000 2,099,177 shares            --        (34,471,911)
                                                                ------------------------------
       Total stockholders' equity                                  35,912,749       36,398,115
                                                                ------------------------------

       Total liabilities and stockholders' equity               $ 379,375,227    $ 388,997,786
                                                                ==============================

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000, and 1999

                                                                 2001            2000          1999
--------------------------------------------------------------------------------------------------------

Interest income:
  Loans receivable:
   First mortgage loans                                     $ 20,902,405    $ 20,585,997   $ 18,104,426
   Consumer loans                                              4,369,468       3,676,669      3,111,402
Securities and cash deposits                                   2,227,695       3,020,781      3,340,439
                                                            -------------------------------------------
                                                              27,499,568      27,283,447     24,556,267
                                                            -------------------------------------------
Interest expense:
  Deposits (Note 7)                                           11,953,966      12,268,726     11,113,533
  Other borrowed funds                                         4,559,807       4,437,894      2,490,308
                                                            -------------------------------------------
                                                              16,513,773      16,706,620     13,603,841
                                                            -------------------------------------------

       Net interest income                                    10,985,795      10,576,827     10,952,426

Provision for loan losses (Note 3)                               210,000         120,000        120,000
                                                            -------------------------------------------
      Net interest income after provision
        for loan losses                                       10,775,795      10,456,827     10,832,426
                                                            -------------------------------------------

Noninterest income:
  Fees and service charges                                     1,992,794       1,591,780      1,484,962
  Abstract fees                                                1,506,099       1,233,091      1,420,955
  Mortgage banking fees                                          778,923         231,170        367,696
  Gain (loss) on sale of securities available-for-sale, net         (933)             42         61,564
  Other income                                                   815,733         957,935        727,869
                                                            -------------------------------------------
       Total noninterest income                                5,092,616       4,014,018      4,063,046
                                                            -------------------------------------------

Noninterest expense:
  Salaries and employee benefits (Note 10)                     4,500,178       4,103,419      4,025,744
  Premises and equipment                                       1,226,056       1,091,653        930,988
  Data processing                                                470,147         455,389        522,122
  SAIF deposit insurance premiums                                 50,393          55,332        147,243
  Goodwill amortization                                          472,290         472,290        472,290
  Other expenses (Note 12)                                     2,327,073       2,408,276      2,356,024
                                                            -------------------------------------------
       Total noninterest expense                               9,046,137       8,586,359      8,454,411
                                                            -------------------------------------------

       Income before income taxes                              6,822,274       5,884,486      6,441,061

Provision for income taxes (Note 9)                            2,347,411       1,873,369      2,240,886
                                                            -------------------------------------------

       Net income                                           $  4,474,863    $  4,011,117   $  4,200,175
                                                            ===========================================

Basic earnings per common share (Note 17)                   $       2.54    $       2.04   $       1.64

Earnings per common share - assuming dilution (Note 17)             2.41            2.00           1.60

Dividends declared per common share (Note 11)                       0.60            0.50           0.40

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000, and 1999

                                                                                Unearned
                                                                                 Shares,      Accumulated
                                                       Additional             Employee Stock     Other                     Total
                                Comprehensive  Common    Paid-in    Retained    Ownership    Comprehensive  Treasury   Stockholders'
                                    Income     Stock     Capital    Earnings       Plan      Income (Loss)   Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                    $ 40,111  $38,135,817  $27,084,907 $(1,013,284)  $ 358,666  $(16,399,403) $48,206,814
  Comprehensive income:
    Net income                   $ 4,200,175         -            -    4,200,175           -           -             -    4,200,175
    Other comprehensive (loss),
     net of tax (Note 2)          (1,279,804)        -            -            -           -  (1,279,804)            -   (1,279,804)
                                 ------------
      Total comprehensive income $ 2,920,371
                                 ============
  Purchase of treasury stock                         -            -            -           -           -   (12,336,522) (12,336,522)
  Dividends on common stock                          -            -     (994,594)          -           -             -     (994,594)
  Effect of contribution to
    employee stock ownership plan                    -      143,055            -     187,800           -             -      330,855
                                              --------------------------------------------------------------------------------------
Balance, December 31, 1999                      40,111   38,278,872   30,290,488    (825,484)   (921,138)  (28,735,925)  38,126,924
Comprehensive income:
  Net income                     $ 4,011,117         -            -    4,011,117           -           -             -    4,011,117
  Other comprehensive income, net
    of tax (Note 2)                  673,798         -            -            -           -     673,798             -      673,798
                                 ------------
      Total comprehensive income $ 4,684,915
                                 ============
  Purchase of treasury stock                         -            -            -           -           -    (5,799,736)  (5,799,736)
  Dividends on common stock                          -            -     (955,753)          -           -             -     (955,753)
  Effect  of contribution to
    employee stock ownership plan                    -      108,723            -     178,572           -             -      287,295
  Issuance of treasury stock                         -       (9,280)           -           -           -        63,750       54,470
                                              --------------------------------------------------------------------------------------
Balance, December 31, 2000                      40,111   38,378,315   33,345,852    (646,912)   (247,340)  (34,471,911)  36,398,115
  Comprehensive income:
    Net income                   $ 4,474,863         -            -    4,474,863           -           -             -    4,474,863
    Other comprehensive income,
     net of tax (Note 2)             437,331         -            -            -           -     437,331             -      437,331
                                 ------------
      Total comprehensive income $ 4,912,194
                                 ============
  Purchase of treasury stock                         -            -            -           -           -    (5,280,545)  (5,280,545)
  Dividends on common stock                          -            -   (1,044,562)          -           -             -   (1,044,562)
  Retirement of treasury stock                 (23,460) (22,355,549) (17,373,447)          -           -    39,752,456            -
  Effect  of contribution to
    employee stock ownership plan                   -      200,821            -     169,086           -             -      369,907
  Issuance of common stock                         352      557,288            -           -           -             -      557,640
                                              --------------------------------------------------------------------------------------
Balance, December 31, 2001                    $ 17,003  $16,780,875  $19,402,706  $ (477,826)  $ 189,991    $        -  $35,912,749
                                              ======================================================================================

See Notes to Consolidated Financisl Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000, and 1999

                                                                 2001            2000            1999
---------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                $  4,474,863    $  4,011,117    $  4,200,175
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                    210,000         120,000         120,000
    Depreciation                                                 743,796         668,945         596,815
    Amortization and accretion                                   639,003         488,021         483,546
    Deferred taxes                                              (193,638)        (38,062)       (141,678)
    Effect of contribution to employee stock
      ownership plan                                             369,907         287,295         330,855
    Gain on sale of foreclosed real estate and
      loans, net                                                (776,179)        (66,744)        (28,827)
    (Gain) loss on sale of securities available-for-sale, net        933             (42)        (61,564)
    Loss on disposal of equipment                                 11,396          28,297          19,270
    Proceeds from sales of loans held for sale                50,087,483      13,261,815      20,146,594
    Originations of loans held for sale                      (50,415,883)    (13,424,638)    (18,801,141)
    Change in assets and liabilities:
      Accrued interest receivable                                343,596        (174,555)       (149,361)
      Income taxes receivable                                    209,995        (209,995)           --
      Prepaid expenses and other assets                         (268,258)         28,802          21,559
      Income taxes payable                                        78,711         (74,214)       (125,010)
      Accrued expenses and other liabilities                      28,917         227,267        (403,163)
                                                            ---------------------------------------------
         Net cash provided by operating activities             5,544,642       5,133,309       6,208,070
                                                            ---------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in originated loans                 36,679,436     (11,278,698)      7,376,603
  Purchase of loans                                          (27,784,114)    (19,625,170)    (40,343,689)
  Proceeds from sale of securities available-for-sale            220,125         224,792         438,915
  Purchase of securities available-for-sale                   (7,293,386)     (1,594,100)    (18,922,917)
  Proceeds from maturities and calls of securities
    available-for-sale                                        19,714,516       8,712,985      16,512,369
  Purchase of premises, equipment, and rental real
    estate                                                      (834,613)     (2,171,097)     (2,259,834)
  Proceeds from sale of equipment                                 18,376         258,289           3,807
  Other                                                         (193,518)         80,860            (975)
                                                            ---------------------------------------------
         Net cash provided by (used in)
           investing activities                               20,526,822     (25,392,139)    (37,195,721)
                                                            ---------------------------------------------

                             (Continued)

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Years Ended December 31, 2001, 2000, and 1999

                                                        2001           2000            1999
-----------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits              $  7,647,085    $ (9,864,145)   $ 24,340,478
  Net increase in advances from borrowers for
    taxes and insurance                                 271,245         114,044         138,000
  Net increase (decrease) in short-term borrowings   (4,750,000)     (9,000,000)     14,000,000
  Proceeds from other borrowed funds                 11,000,000      64,000,000       8,000,000
  Payments of other borrowed funds                  (23,429,503)    (22,123,063)     (5,116,950)
  Purchase of treasury stock                         (5,280,545)     (5,799,736)    (12,336,522)
  Proceeds from issuance of common stock                557,640          54,470            --
  Dividends paid                                     (1,028,210)       (941,692)     (1,005,553)
                                                   ---------------------------------------------
       Net cash provided by (used in)
       financing activities                         (15,012,288)     16,439,878      28,019,453
                                                   ---------------------------------------------

       Net change in cash and cash equivalents       11,059,176      (3,818,952)     (2,968,198)

CASH AND CASH EQUIVALENTS
  Beginning                                           8,849,726      12,668,678      15,636,876
                                                   ---------------------------------------------
  Ending                                           $ 19,908,902    $  8,849,726    $ 12,668,678
                                                   =============================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Interest paid to depositors                    $ 12,081,559    $ 12,075,178    $ 11,181,280
    Interest paid on borrowings                       4,610,964       4,461,883       2,414,957
    Income taxes                                      2,127,615       2,195,640       2,507,574

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and seven branch offices located in Fort Dodge, Nevada, Ames, Perry, Burlington, and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products, and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services), Northridge Apartments Limited Partnership (which owns a multifamily apartment building), and First Iowa Mortgage, Inc. (which originates and sells mortgage loans in the secondary market). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, and fair value of financial instruments.

Cash and cash equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Securities available-for-sale: Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts is computed by the interest method over their contractual lives.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Loans receivable: Loans receivable are stated at unpaid principal balances, adjusted for the allowance for loan losses, net deferred loan origination costs
(fees), and net unearned premiums (discounts). Interest is accrued daily on the outstanding principal balance.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

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

Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

Goodwill: Goodwill is stated at cost, net of accumulated amortization of $1,969,608 and is being amortized over 10 - 15 years using the straight-line method.

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

Stock-option plan: FASB Statement No. 123, Accounting for Stock-Based Compensation, establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by APB No. 25, Accounting for Stock Issued to Employees, but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Fair value of financial instruments: The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a fixed liquidation. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

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

   Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

   Deposits: Fair values disclosed for demand, NOW, savings, and money market savings deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

   Borrowed funds: The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

   Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable are their carrying amounts.

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2001 and 2000, the carrying amount and fair value of the commitments were not significant.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.  Securities

Securities available-for-sale as of December 31, 2001, were as follows:

                                                Gross          Gross
                                 Amortized    Unrealized     Unrealized
                                   Cost         Gains         (Losses)     Fair Value
                              --------------------------------------------------------
Equity securities:
  Mutual fund                 $  2,000,000   $    2,012    $     --      $  2,002,012
  Federal Home Loan Bank
    stock                        4,428,700         --            --      $  4,428,700
  FHLMC preferred stock          5,998,375       11,000       (58,375)      5,951,000
  FNMA preferred stock           5,384,375       34,405          --         5,418,780
  Other                            253,475       27,148        (1,605)        279,018
                              -------------------------------------------------------
                                18,064,925       74,565       (59,980)     18,079,510
                              -------------------------------------------------------
Debt securities:
  U.S. Government agencies         998,019        5,369          --         1,003,388
  State and local obligations    5,784,610      167,909          (911)      5,951,608
  Mortgage-backed securities     6,214,062      117,163          --         6,331,225
                              -------------------------------------------------------
                                12,996,691      290,441          (911)     13,286,221
                              -------------------------------------------------------

                              $ 31,061,616   $  365,006    $  (60,891)   $ 31,365,731
                              =======================================================

Securities available-for-sale as of December 31, 2001, were as follows:

                                                 Gross        Gross
                               Amortized      Unrealized    Unrealized
                                 Cost            Gains       (Losses)      Fair Value
                             --------------------------------------------------------
Equity securities:
  Federal Home Loan Bank
    stock                    $  4,428,700   $     --      $      --      $  4,428,700
  FHLMC preferred stock         3,499,375         --         (104,375)      3,395,000
  FNMA preferred stock          5,134,375        5,625         (9,625)      5,130,375
  Other                           474,533       14,400        (24,884)        464,049
                             --------------------------------------------------------
                               13,536,983       20,025       (138,884)     13,418,124
                             -------------------------------------------------------
Debt securities:
  U.S. Treasury notes          17,501,722         --         (223,647)     17,278,075
  U.S. Government agencies
  State and political
    subdivisions                4,472,262          597           (387)      4,472,472
  Mortgage-backed securities    8,239,745        9,311        (65,877)      8,183,179
                              -------------------------------------------------------
                               30,213,729        9,908       (289,911)     29,933,726
                              -------------------------------------------------------

                             $ 43,750,712   $   29,933    $  (428,795)   $ 43,351,850
                             ========================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Securities available-for-sale with a carrying amount of approximately $705,000 at December 31, 2001, were pledged on deposit accounts. No securities were pledged at December 31, 2000.

The amortized cost and fair value of debt securities as of December 31, 2001, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                 Securities Available-for-Sale
                               ---------------------------------
                                Amortized
                                   Cost             Fair Value
                               ---------------------------------

  Due in one year or less      $ 1,183,217          $ 1,189,218
  Due from one to five years     1,315,819            1,350,074
  Due from five to ten years     3,506,121            3,585,145
  Due after ten years              777,472              830,559
  Mortgage-backed securities     6,214,062            6,331,225
                               -----------          -----------
                               $12,996,691          $13,286,221
                               ===========          ===========

Gross gains of $800, $42, and $61,564 were realized on the sale of securities available-for-sale in 2001, 2000, and 1999, respectively. Gross losses of $1,733 were realized on the sale of securities available-for-sale in 2001. There were no gross losses on the sale of securities available-for-sale in 2000 and 1999.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2001, 2000, and 1999, were as follows:

                                                        2001          2000           1999
                                                   ------------------------------------------
  Unrealized holding gains (losses) arising
    during the period                              $   702,045    $ 1,076,046    $(1,984,129)
  Less reclassification adjustment for net gains
    (losses) realized in net income                       (933)            42         61,564
                                                   ------------------------------------------
      Net unrealized gains (losses)
        before tax (expense) benefit                   702,978      1,076,004     (2,045,693)
  Tax (expense) benefit                               (265,647)      (402,206)       765,889
                                                   ------------------------------------------
       Other comprehensive income
         (loss) - net unrealized gains
         (losses) on securities                    $   437,331    $   673,798    $(1,279,804)
                                                   ==========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.  Loans Receivable

Loans receivable at December 31, 2001 and 2000, are summarized as follows:

                                                     2001             2000
                                                ------------------------------
  First mortgage loans:
    Secured by one-to-four family residences    $ 158,058,698    $ 171,772,639
    Secured by:
      Multifamily properties                       74,396,461       75,857,571
      Commercial properties                        25,722,206       24,127,064
    Construction loans                              3,489,674        4,842,706
                                                ------------------------------
        Total first mortgage loans                261,667,039      276,599,980
                                                ------------------------------

  Consumer loans:
    Automobile                                      9,405,642        8,803,211
    Second mortgage                                35,619,272       31,910,144
    Other                                           5,134,395        5,094,295
                                                ------------------------------
        Total consumer loans                       50,159,309       45,807,650
                                                ------------------------------

        Total loans                               311,826,348      322,407,630

  Undisbursed portion of construction loans        (1,054,645)      (1,493,322)
  Unearned premiums (discounts), net                   37,291          (68,693)
  Net deferred loan origination costs, net             55,627           23,316
  Allowance for loan losses                        (2,883,197)      (2,843,149)
                                                ------------------------------
                                                $ 307,981,424    $ 318,025,782
                                                ==============================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                       2001                 2000                 1999
                                  -------------------------------------------------------
  Balance, beginning               $ 2,843,149          $ 2,776,539          $ 2,676,438
    Provision charged to income        210,000              120,000              120,000
    Loans charged-off                 (182,954)             (55,923)             (28,032)
    Recoveries                          13,002                2,533                8,133
                                  -------------------------------------------------------
  Balance, ending                  $ 2,883,197          $ 2,843,149          $ 2,776,539
                                  =======================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                                December 31,
                                                      ------------------------------
                                                        2001                 2000
                                                      ------------------------------

  Impaired loans without a valuation allowance        $      -           $        -
  Impaired loans with a valuation allowance             276,680            1,089,639
                                                      ------------------------------
      Total impaired loans                            $ 276,680          $ 1,089,639
                                                      ==============================

  Valuation allowance related to impaired loans       $  58,074          $   204,731
                                                      ==============================

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

Activity in loans receivable from certain executive officers and directors of the Bank and their affiliates consisted of the following for the years ended December 31, 2001, 2000, and 1999:

                                           2001               2000
                                       -------------------------------

  Beginning balance                    $ 1,914,673        $ 1,685,101
    New loans                              752,336            283,688
    Change in status                      (378,491)                 -
    Repayments                            (289,646)           (54,116)
                                       -------------------------------
  Ending balance                       $ 1,998,872        $ 1,914,673
                                       ===============================


Note 4.  Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2001 and 2000, are $15,788,607 and $6,803,472, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $123,746 and $49,441 at December 31, 2001 and 2000, respectively.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5.  Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

                                                  2001                 2000
                                              --------------------------------

  Securities                                  $   135,802          $   375,335
  Loans receivable                              1,890,812            1,943,946
                                              --------------------------------
                                                2,026,614            2,319,281
  Less allowance for uncollectible interest       113,057               62,128
                                              --------------------------------
                                              $ 1,913,557          $ 2,257,153
                                              ================================

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at December 31:


                                                   2001                2000
                                               -------------------------------

  Land                                         $ 1,626,371         $ 1,641,371
  Buildings and improvements                     5,936,486           5,532,342
  Leasehold improvements                            35,259              32,061
  Furniture, fixtures and equipment              2,534,375           2,276,566
  Vehicles                                          89,341              88,279
                                               -------------------------------
                                                10,221,832           9,570,619
  Less accumulated depreciation                  3,424,327           2,909,836
                                               -------------------------------
                                               $ 6,797,505         $ 6,660,783
                                               ===============================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7.  Deposits

Deposits at December 31 were as follows:

                               Weighted-                                   Weighted-
                               Average                                      Average
                               Rate at                2001                  Rate at                2000
                               December -------------------------------    December --------------------------------
Nature of Deposit              31, 2001        Amount       Percentage     31, 2000        Amount        Percentage
--------------------------------------------------------------------------------------------------------------------

Demand and NOW accounts:
  Noninterest bearing                -%     $  6,864,090          2.6%           -%      $  6,071,103          2.3%
  Interest-bearing                 0.88       33,766,629          12.5         1.25        30,224,808          11.6

Savings accounts                   1.26       21,878,031           8.1         1.83        21,723,847           8.3

Money market savings               1.58       28,096,329          10.5         4.92        24,518,731           9.4
                                        -------------------------------             --------------------------------
                                              90,605,079          33.7                     82,538,489          31.6
                                        -------------------------------             --------------------------------

Certificates of deposit:
  Less than 4.0%                   3.47       23,765,215           8.9         3.20            23,836           0.0
  4.0% - 4.9%                      4.53       54,435,446          20.3         4.72        15,550,125           6.0
  5.0% - 5.9%                      5.54       41,181,704          15.3         5.55        62,587,480          24.0
  6.0% - 6.9%                      6.37       56,845,306          21.1         6.47        91,429,871          35.0
  7.0% - 7.9%                      7.08        1,968,840           0.7         7.14         9,025,628           3.4
  More than 8.0%                   8.00           12,141           0.0         8.02            11,217           0.0
                                        -------------------------------             --------------------------------
                                             178,208,652          66.3                    178,628,157          68.4
                                        -------------------------------             --------------------------------

                                  3.85%     $268,813,731        100.0%        4.88%      $261,166,646        100.0%
                           =========================================================================================

At December 31, 2001, scheduled maturities of certificates of deposit were as follows:

                         One year         One to          Two to        Three to       Four to
                         or less        two years       three years    four years     five years   Thereafter      Total
                    --------------------------------------------------------------------------------------------------------

Less than 4.0%         $17,351,915    $ 5,990,128     $   338,843    $    63,962    $    20,367   $      -     $ 23,765,215
  4.00 - 4.99%          30,797,657     10,405,914       5,642,970        339,980      7,248,925          -       54,435,446
  5.00 - 5.90%          12,642,909     11,321,375       8,652,411      2,907,780      5,655,690      1,539       41,181,704
  6.00 - 6.99%          33,539,878      7,442,766       2,291,502      9,787,146      3,784,014          -       56,845,306
  7.00 - 7.99%             360,739        824,404         116,815        464,516        119,362     83,004        1,968,840
More than 8.0%              12,141              -               -              -              -          -           12,141
                    --------------------------------------------------------------------------------------------------------
                       $94,705,239    $35,984,587     $17,042,541    $13,563,384    $16,828,358   $ 84,543     $178,208,652
                    ========================================================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Interest expense on deposits consisted of the following:


                                           Years ended December 31,
                            ----------------------------------------------------
                                 2001                2000                1999
                            ----------------------------------------------------

  NOW accounts              $    295,684        $    345,100        $    419,878
  Savings accounts               362,320             484,774             562,178
  Money market savings           928,631             839,957             668,340
  Certificates of deposit     10,367,331          10,598,895           9,463,137
                            ----------------------------------------------------
                            $ 11,953,966        $ 12,268,726        $ 11,113,533
                            ====================================================


The aggregate amount of certificates of deposit each with a minimum denomination of $100,000 was $18,505,711 and $24,930,601 as of December 31, 2001 and 2000,
respectively.

Note 8.  Borrowed Funds

Borrowed funds at December 31, 2001, included miscellaneous borrowings of $275,466 and borrowings from Federal Home Loan Bank of Des Moines (FHLB) as follows:


             Weighted-
 Stated       Average
Maturity   Interest Rate    Amount               Features
--------------------------------------------------------------------------------

  2002       6.31%     $ 25,500,000
  2003        5.72        5,000,000
  2004        5.51        1,000,000
  2006        4.67        5,000,000
  2007        4.94        3,000,000
  2008        5.31        9,000,000     All callable, various dates 2002 to 2003
  2010        5.88       17,500,000     All callable, various dates 2002 to 2003
  2011        4.83        3,000,000     All callable, various dates 2002 to 2004
  2013        5.25        2,137,257     15-year amortizing, repayable 2003
            ------------------------
             5.76%     $ 71,137,257
            ========================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

At December 31, 2001, the miscellaneous borrowings included $250,000 outstanding on an unsecured $2,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% and matures October 1, 2002.

Borrowed funds at December 31, 2000, included miscellaneous borrowings of $29,605 and borrowings from the FHLB of $88,562,621. Such borrowings carried a weighted-average interest rate of 6.11% with maturities ranging from 2001 through 2013.

The borrowings are collateralized by the FHLB stock and qualifying first mortgage loans representing 120% of the total borrowings outstanding.

Note 9.  Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa Law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996, and in all future years.

The Bank is recapturing, for income tax purposes, its tax bad debt reserves which had accumulated since 1987, amounting to approximately $1,659,000. The tax associated with the recaptured reserves is approximately $615,000 and is being paid in years beginning in 1996 and ending in 2003. Deferred income taxes have been established for the unpaid taxes associated with the recaptured reserves.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2001, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                            Years ended December 31,
               ----------------------------------------------------
                  2001                 2000                 1999
               ----------------------------------------------------

  Current      2,541,049          $ 1,911,431          $ 2,382,564
  Deferred      (193,638)             (38,062)            (141,678)
               ----------------------------------------------------
               2,347,411          $ 1,873,369          $ 2,240,886
               ====================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 2001 and 2000:

                                                                   2001               2000
                                                               ------------------------------
Deferred tax assets:
  Unearned shares, employee stock ownership plan               $   36,000         $   40,000
  Allowance for loan losses                                       899,000            796,000
  Deferred directors fees and compensation                         44,000             46,000
  Unrealized losses on securities available-for-sale                    -            149,000
  Accrued expenses                                                 24,000                  -
  Other                                                            49,960             19,258
                                                               ------------------------------
      Total gross deferred tax assets                           1,052,960          1,050,258
                                                               ------------------------------

Deferred tax liabilities:
  Federal Home Loan Bank stock dividend                            45,000             45,000
  Loan costs                                                       30,000             44,000
  Premises and equipment                                           74,000             74,000
  Title plant                                                     140,000            119,000
  Loans acquired                                                   64,000             89,000
  Investments acquired                                             26,000             42,000
  Unrealized gains on securities available-for-sale               116,000                  -
  Other                                                            73,056             80,345
                                                               ------------------------------
      Total gross deferred tax liabilities                        568,056            493,345
                                                               ------------------------------

Valuation allowance                                                     -                  -
                                                               ------------------------------

      Net deferred tax assets                                  $  484,904         $  556,913
                                                               ==============================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

                                                              Years Ended December 31,
                                 ----------------------------------------------------------------------------------
                                             2001                        2000                         1999
                                 --------------------------  ---------------------------  -------------------------
                                                   Percent                     Percent                    Percent
                                                  of Pretax                   of Pretax                  of Pretax
                                     Amount        Income        Amount         Income        Amount       Income
                                 ----------------------------------------------------------------------------------

Income before income taxes       $ 2,319,573        34.0%    $ 2,000,725         34.0%    $ 2,189,961       34.0%
Nontaxable dividends                (153,189)       (2.2)       (132,386)        (2.2)       (109,022)      (1.7)
State income tax, net of
  federal income tax benefit         187,403         2.8         165,680          2.7         233,647        3.6
State income tax refund, net of
  federal income tax benefit               -           -         (66,233)        (1.1)             -          -
Municipal interest income            (82,368)       (1.2)        (64,182)        (1.1)        (62,762)      (1.0)
Low income housing tax
  credit                            (153,680)       (2.3)       (153,680)        (2.6)       (153,680)      (2.4)
Goodwill amortization                145,547         2.1         145,547          2.5         145,546        2.3
Other                                 84,125         1.2         (22,102)        (0.4)         (2,804)       0.0
                                 ----------------------------------------------------------------------------------
                                 $ 2,347,411        34.4%    $ 1,873,369         31.8%    $ 2,240,886       34.8%
                                 ==================================================================================


Note 10. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. There was no pension expense for the years ended December 31, 2001, 2000, and 1999.

The Bank has a defined contribution plan covering substantially all employees. The Bank does not contribute to this plan.

Employee Stock Ownership Plan (ESOP): In conjunction with the Bank's conversion to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994, were eligible to participate immediately and employees of the Bank hired after January 1, 1994 are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Bank's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Bank's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2001 and 2000.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $369,907, $287,295, and $330,855 for the years ended December 31, 2001, 2000, and 1999, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2001 and 2000, are as follows:

                                                          2001            2000
                                                     ---------------------------

  Allocated shares                                       135,848         117,943
  Unreleased (unearned) shares                            49,246          66,881
                                                     ---------------------------
                                                         185,094         184,824
                                                     ===========================

  Fair market value of unreleased (unearned) shares  $ 1,013,975     $ 1,162,057
                                                     ===========================

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options. The Plan was modified in 2001 when the Company authorized the granting of 40,000 additional shares of common stock.

The Plan authorizes the granting of stock options for a total of 441,105 shares of common stock. All options are granted at an exercise price which is the market price of the common stock on the grant date.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

The table below reflects option activity for the period indicated:

                                                                         Weighted-
                                                                          Average
                                                                         Exercise
                                                       Number            Price per
                                                       Shares              Share
                                                   -------------------------------

  Outstanding, December 31, 1998                       282,710            $ 13.93
    Granted                                             12,000              15.76
    Forfeited                                                -                  -
    Exercised                                                -                  -
                                                   -------------------------------
  Outstanding, December 31, 1999                       294,710              14.01
    Granted                                             13,000              15.44
    Forfeited                                           (4,400)             14.84
    Exercised                                           (4,600)             12.82
                                                   -------------------------------
  Outstanding, December 31, 2000                       298,710              14.08
    Granted                                             28,000              19.21
    Forfeited                                           (3,800)             19.12
    Exercised                                          (38,000)             12.94
                                                   -------------------------------
  Outstanding, December 31, 2001                       284,910            $ 14.67
                                                   ===============================

  Options exercisable                                  229,310            $ 13.71
                                                   ===============================

  Remaining shares available for grant                  85,605
                                                   ============

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

As of December 31, 2001, the 284,910 options outstanding under the Plan have exercise prices between $12.38 and $22.52. The weighted average fair value per option of options granted during the years ended December 31, 2001, 2000, and 1999, were $4.48, $3.88, and $4.68, respectively.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2001, 2000, and 1999, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                         2001               2000                1999
                                                     --------------------------------------------------
  Net income:
    As reported                                      $ 4,474,863        $ 4,011,117         $ 4,200,175
    Pro forma                                          4,291,386          3,811,161           4,011,266

  Earnings per common share - basic:
    As reported                                             2.54               2.04                1.64
    Pro forma                                               2.43               1.94                1.57

  Earnings per common share - assuming dilution:
    As reported                                             2.41               2.00                1.60
    Pro forma                                               2.31               1.90                1.53

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2001, 2000, and 1999, respectively: dividend rate of 3.2%, 3.2%, and 2.4%, price volatility of 22%, 21%, and 25%, risk-free interest rates of 4.93%, 6.49%, and 4.64% and expected lives of eight years for all years.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
--------------------------------------------------------------------------------

Note 11. Stockholders' Equity

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                    For Capital                Prompt Corrective
                                           Actual                  Adequacy Purposes          Action Provisions
                                ---------------------------- ---------------------------- ----------------------------
                                    Amount         Ratio         Amount         Ratio          Amount        Ratio
                                --------------------------------------------------------------------------------------
                                    (000's)                      (000's)                       (000's)
As of December 31, 2001:
  Total Capital (to risk
    weighted assets)              $ 32,048       14.3%         $ 17,982        8.0%          $ 22,478      10.0%
  Tier 1 Capital (to risk
    weighted assets)                29,239        13.0            8,991         4.0            13,487        6.0
  Tier I  (Core) Capital
    (to adjusted assets)            29,239         7.8           11,191         3.0            18,652        5.0
  Tangible Capital (to
    adjusted assets)                29,239         7.8            5,596         1.5                 -          -
As of December 31, 2000:
  Total Capital (to risk
    weighted assets)                31,241        14.0           17,830         8.0            22,287       10.0
  Tier 1 Capital (to risk
    weighted assets)                28,456        12.8            8,915         4.0            13,372        6.0
  Tier I  (Core) Capital
    (to adjusted assets)            28,456         7.4           11,464         3.0            19,107        5.0
  Tangible Capital (to
    adjusted assets)                28,456         7.4            5,732         1.5                 -          -

                                      -49

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Limitations on Dividends and Other Capital Distributions: Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution's year-to-date net income plus retained net income for the preceding two years. Any additional capital distributions would require prior regulatory approval.

Note 12. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                        2001               2000                1999
                                                   ----------------------------------------------------

  Advertising and promotion                         $   211,221        $   237,482         $   191,828
  Professional fees                                     180,155            152,648             207,211
  Printing, postage, stationery and supplies            382,832            364,308             441,243
  Checking account charges                              338,521            329,821             328,380
  Insurance                                              83,602             84,058              80,400
  OTS general assessment                                 84,138             77,831              73,168
  Telephone                                             123,867            120,302             108,292
  ATM costs                                             105,156            106,821             111,982
  Employee costs                                        133,380            132,981             118,540
  Other                                                 684,201            802,024             694,980
                                                   ----------------------------------------------------
                                                    $ 2,327,073        $ 2,408,276         $ 2,356,024
                                                   ====================================================


Note 13. Financial Instruments With Off-Statement of Financial Condition Risk

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

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

                                                                  Contract or Notional Amount
                                                                 -------------------------------
                                                                          December 31,
                                                                 -------------------------------
                                                                      2001               2000
                                                                 -------------------------------
  Mortgage loans (including one-to-four family and multifamily
    loans)                                                       $ 11,039,666        $ 3,156,421
  Undisbursed overdraft loan privileges and undisbursed home
    equity lines of credit                                          1,767,665          1,761,048

At December 31, 2001, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 7.12% and fixed-rate commitments carrying a weighted-average interest rate of 6.80%.

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

Note 14. Lending Activities and Concentrations of Credit Risk

Most of the Bank's lending activity is with customers located within the state of Iowa. The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines and Henry counties. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $98,778,000 of the Bank's first mortgage loan portfolio at December 31, 2001, consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $26,692,000, Colorado with $23,830,000, and Wisconsin with $22,002,000. These are generally multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

The Company has interest bearing deposits of approximately $17,650,000, on deposit at the FHLB at December 31, 2001.

The Bank maintains amounts in a correspondent bank account which, at times, may exceed federally insured limits. In the opinion of management, no material risk of loss exists due to the financial condition of the correspondent bank.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 15. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2001 and 2000, were as follows:

                                                   2001                                     2000
                                     ---------------------------------- ---------------------------------------
                                       Carrying               Fair               Carrying              Fair
                                        Amount               Value                Amount              Value
                                     --------------------------------------------------------------------------
                                                           (nearest 000)                         (nearest 000)
  Financial assets:
    Cash                             $ 19,908,902         $ 19,909,000         $  8,849,726       $  8,850,000
    Securities                         31,365,731           31,366,000           43,351,850         43,352,000
    Loans, net                        307,981,424          308,913,000          318,025,782        320,667,000
    Loans held for sale                 1,605,710            1,625,000              498,387            507,000
    Accrued interest receivable         1,913,557            1,914,000            2,257,153          2,257,000
  Financial liabilities:
    Deposits                          268,813,731          274,166,000          261,166,646        261,231,000
    Borrowed funds                     71,412,723           70,735,000           88,592,226         88,334,000
    Accrued interest payable              422,686              423,000              601,309            601,000

Note 16. Reorganization and Conversion to Stock Ownership

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

Persons who had membership or liquidation rights with respect to the mutual savings bank as of the date of reorganization shall, as long as they remain depositors of the Bank, continue to have such rights solely with respect to the mutual holding company after the reorganization.

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

Note 17. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                   2001               2000               1999
                                              ---------------------------------------------------
  Numerator, income available to common
    stockholders                               $ 4,474,863        $ 4,011,117        $ 4,200,175
                                              ===================================================

  Denominator:
    Weighted-average shares outstanding          1,823,100          2,042,140          2,660,629
    Less unallocated ESOP                           60,200             78,454             97,689
                                              ---------------------------------------------------
  Weighted-average shares outstanding-basic      1,762,900          1,963,686          2,562,940
    Dilutive effect of stock options                93,743             42,654             58,602
                                              ---------------------------------------------------
  Weighted-average shares outstanding-
    assuming dilution                            1,856,643          2,006,340          2,621,542
                                              ===================================================

  Basic earnings per common share                   $ 2.54             $ 2.04             $ 1.64
  Earnings per common share-assuming dilution         2.41               2.00               1.60

Note 18. Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements, Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

     o    Eliminates   the   pooling   method  for   accounting   for   business
          combinations.

     o Requires that intangible assets that meet certain criteria be reported separately from goodwill.

     o Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

     o Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.

     o Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

On January 1, 2002, the Company will adopt FASB Statements 141 and 142. The adoption of these statements will eliminate goodwill amortization beginning on January 1, 2002, and is expected to increase reported earnings by $472,000 for the year ending December 31, 2002, and increase 2002 basic and diluted earnings per share by approximately $0.25, based on current shares outstanding.

                                      -53

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 19. North Central Bancshares, Inc. (Parent Company Only) Financial

                    STATEMENTS OF FINANCIAL CONDITION
                       December 31, 2001 and 2000

                                                           2001                 2000
                                                      ----------------------------------
ASSETS
Cash                                                  $    177,959         $    346,592
Securities available-for-sale                              279,018              464,049
Loan receivables, net                                      571,000            1,101,000
Investment in First Federal Savings Bank of Iowa        35,318,962           34,648,865
Income taxes receivable                                     83,013               71,629
Deferred taxes                                                   -                6,215
                                                      ----------------------------------

       Total assets                                   $ 36,429,952         $ 36,638,350
                                                      ==================================

LIABILITIES AND EQUITY

LIABILITIES
  Borrowed funds                                      $    250,000         $          -
  Dividend payable                                         256,587              240,235
  Accrued expenses and other liabilities                       399                    -
  Deferred taxes                                            10,217                    -
                                                      ----------------------------------

       Total liabilities                                   517,203              240,235
                                                      ----------------------------------

EQUITY
  Common stock                                              17,003               40,111
  Additional paid-in capital                            16,780,875           38,378,315
  Retained earnings                                     19,402,706           33,345,852
  Unearned shares, employee stock ownership plan          (477,826)            (646,912)
  Accumulated other comprehensive income (loss)            189,991             (247,340)
  Treasury stock, at cost                                        -          (34,471,911)
                                                      ----------------------------------

       Total equity                                     35,912,749           36,398,115
                                                      ----------------------------------

       Total liabilities and equity                   $ 36,429,952         $ 36,638,350
                                                      ==================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                  STATEMENTS OF INCOME
      Years Ended December 31, 2001, 2000, and 1999

                                                    2001              2000               1999
                                               --------------------------------------------------
Operating income:
  Equity in net income of subsidiary           $ 4,525,221        $ 4,050,607        $ 4,173,425
  Interest income                                   69,842            118,392            286,915
  Gain (loss) on sale of securities
    available-for-sale, net                          (933)                42             61,564
                                               --------------------------------------------------
                                                 4,594,130          4,169,041          4,521,904
                                               --------------------------------------------------

Operating expenses:
  Interest expense                                     394                  -                  -
  Salaries and employee benefits                    33,250             47,400             45,750
  Other                                            118,804            145,921            267,979
                                               --------------------------------------------------
                                                   152,448            193,321            313,729
                                               --------------------------------------------------

       Income before income taxes                4,441,682          3,975,720          4,208,175

Provision for income taxes (benefits)              (33,181)           (35,397)             8,000
                                               --------------------------------------------------

       Net income                              $ 4,474,863        $ 4,011,117        $ 4,200,175
                                               ==================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    STATEMENTS OF CASH FLOWS
          Years Ended December 31, 2001, 2000, and 1999

                                                                     2001               2000               1999
                                                                 ---------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     $ 4,474,863        $ 4,011,117        $  4,200,175
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Equity in net income of First Federal Savings
      Bank of Iowa                                                (4,525,221)        (4,050,607)         (4,173,425)
    Dividends received from First Federal Savings
      Bank of Iowa                                                 4,750,000          7,100,000          12,398,262
    (Gain) loss on sale of securities available-for-sale                 933                (42)            (61,564)
    Change in deferred income taxes                                 (107,233)           (29,906)             43,318
    Change in assets and liabilities:
      Income taxes receivable                                        (11,384)           (40,820)             (2,319)
      Prepaid expenses and other assets                                    -             11,549                (963)
      Accrued expenses and other liabilities                             399            (32,639)            (14,490)
                                                                 ---------------------------------------------------
        Net cash provided by operating activities                  4,582,357          6,968,652          12,388,994
                                                                 ---------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in loan receivables                        530,000           (150,000)            310,000
  Proceeds from sale of securities available-for-sale                220,125             24,792             438,915
  Purchase of securities available-for-sale                                -                  -             (15,125)
                                                                 ---------------------------------------------------
        Net cash provided by (used in) investing
          activities                                                 750,125           (125,208)            733,790
                                                                 ---------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in short-term borrowings                              250,000                  -                   -
  Purchase of treasury stock                                      (5,280,545)        (5,799,736)        (12,336,522)
  Proceeds from issuance of treasury stock                           557,640             54,470                   -
  Dividends paid                                                  (1,028,210)          (941,692)         (1,005,553)
                                                                 ---------------------------------------------------
        Net cash (used in) financing activities                   (5,501,115)        (6,686,958)        (13,342,075)
                                                                 ---------------------------------------------------

        Net increase (decrease) in cash                             (168,633)           156,486            (219,291)

CASH
  Beginning                                                          346,592            190,106             409,397
                                                                 ---------------------------------------------------
  Ending                                                         $   177,959        $   346,592        $    190,106
                                                                 ===================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 20. Quarterly Results of Operations (Unaudited)

                                                         Year Ended December 31, 2001
                                         ----------------------------------------------------------
                                          First           Second           Third           Fourth
                                         Quarter          Quarter         Quarter          Quarter
                                         ----------------------------------------------------------
                                             (In thousands, except per share amounts)

Interest income                          $ 7,040          $ 6,922         $ 6,894          $ 6,644
Interest expense                           4,381            4,255           4,105            3,773
                                         ----------------------------------------------------------
        Net interest income                2,659            2,667           2,789            2,871
Provision for loan losses                     30               60              60               60
                                         ----------------------------------------------------------
        Net interest income after
          provision for loan losses        2,629            2,607           2,729            2,811
                                         ----------------------------------------------------------

Noninterest income:
  Fees and service charges                   409              471             503              610
  Abstract fees                              302              378             388              438
  Other income                               328              386             377              502
                                         ----------------------------------------------------------
        Total noninterest income           1,039            1,235           1,268            1,550
                                         ----------------------------------------------------------

Noninterest expense:
  Salaries and employee benefits           1,100            1,048           1,127            1,225
  Premises and equipment                     297              289             290              350
  Data processing                            106              117             117              130
  SAIF deposit insurance premiums             13               13              13               11
  Goodwill                                   118              118             118              118
  Other                                      540              599             570              619
                                         ----------------------------------------------------------
        Total noninterest expense          2,174            2,184           2,235            2,453
                                         ----------------------------------------------------------

Income before income taxes                 1,494            1,658           1,762            1,908
Provision for income tax expense             513              548             608              678
                                         ----------------------------------------------------------
        Net income                       $   981          $ 1,110         $ 1,154          $ 1,230
                                         ==========================================================

Basic earnings per share                 $  0.53          $  0.62         $  0.66          $  0.73
                                         ==========================================================

Diluted earnings per share               $  0.51          $  0.59         $  0.62          $  0.69
                                         ==========================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                        Year Ended December 31, 2000
                                            ---------------------------------------------------------
                                             First           Second           Third           Fourth
                                            Quarter          Quarter         Quarter          Quarter
                                            ---------------------------------------------------------
                                                     (In thousands, except per share amounts)

Interest income                             $ 6,530          $ 6,731         $ 6,951          $ 7,071
Interest expense                              3,786            4,030           4,356            4,535
                                            ----------------------------------------------------------
        Net interest income                   2,744            2,701           2,595            2,536
Provision for loan losses                        30               30              30               30
                                            ----------------------------------------------------------
        Net interest income after
          provision for loan losses           2,714            2,671           2,565            2,506
                                            ----------------------------------------------------------

Noninterest income:
  Fees and service charges                      354              380             424              434
  Abstract fees                                 304              354             305              270
  Other income                                  297              218             260              414
                                            ----------------------------------------------------------
        Total noninterest income                955              952             989            1,118
                                            ----------------------------------------------------------

Noninterest expense:
  Salaries and employee benefits              1,043              992           1,005            1,063
  Premises and equipment                        237              245             283              327
  Data processing                               113              116             112              114
  SAIF deposit insurance premiums                13               14              14               14
  Goodwill                                      118              118             118              118
  Other                                         588              625             546              650
                                            ----------------------------------------------------------
        Total noninterest expense             2,112            2,110           2,078            2,286
                                            ----------------------------------------------------------

Income before income taxes                    1,557            1,513           1,476            1,338
Provision for income tax expense                550              508             505              310
                                            ----------------------------------------------------------
        Net income                          $ 1,007          $ 1,005         $   971          $ 1,028
                                            ==========================================================

Basic earnings per share                    $  0.48          $  0.51         $  0.50          $  0.55
                                            ==========================================================

Diluted earnings per share                  $  0.47          $  0.50          $ 0.49          $  0.53
                                            ==========================================================

Note 21. Restrictions on Cash and Due From Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,220,000 and $962,000 at December 31, 2001 and 2000, respectively.

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

Directors

         David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

         Melvin R. Schroeder was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa. Mr. Schroeder retired in 2001.

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


Executive Officers Who are Not Directors

         C. Thomas Chalstrom is Chief Operating Officer of the Bank and Executive Vice President of the Holding Company and the Bank.

         Jean L. Lake is Secretary of the Holding Company and the Bank.

         John L. Pierschbacher, CPA is Chief Financial Officer of the Bank and Treasurer of the Holding Company and the Bank.

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

                                                     Price Range ($)
                                        --------------------------------------
                                                                                       Dividends Declared
            Quarter Ended                     High                    Low                  Per Share
-----------------------------------     ---------------         --------------         ------------------
2000
    First Quarter..................      $    16.688             $    12.750             $     0.125
    Second Quarter.................           14.750                  13.750                   0.125
    Third Quarter..................           16.938                  13.750                   0.125
    Fourth Quarter.................           17.750                  16.625                   0.125
2001
    First Quarter..................           20.375                  17.250                   0.15
    Second Quarter.................           21.000                  19.563                   0.15
    Third Quarter..................           23.260                  20.950                   0.15
    Fourth Quarter ................           22.350                  19.730                   0.15


The Company's Common Stock was traded at $23.10 as of March 11, 2002.

Information Relating to the Company's Common Stock

         As of March 11, 2002, the Company had 1,182 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,673,280 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.18 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

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

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Friday, April 26, 2002 at the Trolley Center, 900 Central Avenue, Fort Dodge, Iowa.

Stockholders and General Inquiries

David M. Bradley                                  Stock Exchange
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa            The Company's Common Shares are listed
825 Central Avenue                                under the symbol "FFFD" on NASDAQ.
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com



General Counsel                                    Independent Auditor
Johnson, Erb, Bice,                                McGladrey & Pullen, LLP
Kramer, Good & Mulholland, P.C.                    400 Locust Street   Suite  640
809 Central Avenue                                 Des Moines, Iowa 50309
Fort Dodge, Iowa 50501
                                                   Transfer Agent
Special Counsel                                    Computershare Investor Services
Thacher Proffitt & Wood                            12039 West Alameda Parkway Suite Z
1700 Pennsylvania Avenue, N.W., Suite 800          Lakewood, Colorado  80228
Washington, D.C.  20006                            (303) 986-5400
                                                   e-mail: inquire@computershare.com
                                                   www.computershare.com

 Publications - Annual Report on Form 10-K

         A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 2001 will be furnished without charge to shareholders as of March 11, 2002 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings.


Dividend Reinvestment and Stock Purchase Plan

         This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

         For more information, contact Computershare Investor Services (see address above) or visit Computershare's Web site at www.asttrust.com.