Form 10-K, Exhibit 13
period 2002-12-31
NORTH CENTRAL BANCSHARES INC
filed 2003-03-28
CIK 1005188

Exhibit 13.1   2002 Annual Report to Security Holders





                         NORTH CENTRAL BANCSHARES, INC.

                        Holding Company for First Federal
                              Savings Bank of Iowa






                               2002 ANNUAL REPORT

                                TABLE OF CONTENTS


MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER...............  3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA...............................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................  7

INDEX TO FINANCIAL STATEMENTS.................................................25

QUARTERLY RESULTS OF OPERATIONS (Unaudited)...................................55

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK............................... 57

SHAREHOLDER INFORMATION...................................................... 58




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

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2002. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

         For the year ended December 31, 2002, North Central Bancshares' net income was $5.9 million, or $3.37 diluted earnings per share, as compared to $4.5 million, or $2.41 diluted earnings per share, for the year ended December 31, 2001. Some of our achievements during the past year include:

                                 2002 HIGHLIGHTS

     o Total net income, earnings per share, assets and loans reached new Company highs.

          o Total net income reached $5.9 million, a 31.1% increase over the prior year.
          o Earnings per share reached a high of $3.37, a 39.8% increase over the prior year.
          o    Total assets reached a new high of $403.9 million.
          o    Total net loans increased by 10.8% or $33.2 million.

     o Repurchased a total of 133,100 shares or 7.8% of outstanding stock during the year ended December 31, 2002.

     o Increased quarterly dividends in April, 2002 to $0.18 per share, a 20% increase.

     o Opened a new office in Ankeny, Iowa and began construction on a permanent 5,000 sf full service facility.

     o Began construction on a $1.8 million 23 unit Low Income Housing Tax Credit elderly apartment building in Fort Dodge.

         I want to thank our outstanding staff who helped make 2002 another successful year for the Company. The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.


                               Sincerely,


                               /s/David M. Bradley
                               -------------------
                               David M. Bradley
                               Chairman, President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                         At December 31,
                                           --------------------------------------------------------------------------
                                              2002            2001            2000            1999            1998
                                           ----------      ----------      ----------      ----------      ----------
                                                                         (In thousands)

Selected Consolidated Financial
  Condition Data:
Total assets............................   $  403,872      $  379,375      $  388,998      $  367,433      $  336,690
Cash (noninterest bearing)..............        2,143           2,259           2,519           8,542           2,435
Loans receivable, net:(1)
  First mortgage loans secured
    by one-to four-family
    residences..........................      147,479         159,943         174,413         161,547         145,967
  First mortgage loans secured
    by multifamily properties...........       70,194          73,311          74,644          71,503          63,285
  First mortgage loans secured
    by commercial properties............       70,502          25,263          23,825          17,470          11,168
  Consumer loans........................       52,971          49,464          45,144          36,239          33,612
                                           ----------      ----------      ----------      ----------      ----------
    Total loans receivable, net.........      341,146         307,981         318,026         286,759         254,032
Investment securities(2)................       35,859          49,016          49,682          53,820          63,084
Deposits................................      277,000         268,814         261,167         271,031         246,690
Borrowed funds..........................       85,026          71,413          88,592          55,715          38,832
Total shareholders' equity..............       38,748          35,913          36,398          38,127          48,207

                                                                For the Year Ended December 31,
                                             2002            2001            2000           1999            1998
                                          ----------      ----------      ----------     ----------      ----------
                                                                        (In thousands)
Selected Operating Data:
Interest income.........................  $   26,965      $   27,500      $   27,284     $   24,556      $   23,602
Interest expense........................      13,911          16,514          16,707         13,604          12,869
                                          ----------      ----------      ----------     ----------      ----------
   Net interest income before
     provision for loan losses..........      13,054          10,986          10,577         10,952          10,733
Provision for loan losses...............         383             210             120            120             210
                                          ----------      ----------      ----------     ----------      ----------
   Net interest income after
     provision for loan losses..........      12,671          10,776          10,457         10,832          10,523
                                          ----------      ----------      ----------     ----------      ----------
Noninterest income:
     Fees and service charges...........       2,375           1,993           1,592          1,485           1,243
     Abstract fees......................       1,686           1,506           1,233          1,421           1,584
     Other income.......................       1,668           1,593           1,189          1,157           1,088
                                          ----------      ----------      ----------     ----------      ----------
       Total noninterest income.........       5,729           5,092           4,014          4,063           3,915
                                          ----------      ----------      ----------     ----------      ----------
Noninterest expense:
     Salaries and employee benefits.....       5,223           4,500           4,103          4,026           3,482
     Premises and equipment.............       1,192           1,226           1,092            931             812
     Data processing....................         544             470             455            522             553
     SAIF deposit insurance
       premiums.........................          47              50              55            147             143
     Goodwill...........................           -             472             472            472             436
     Other expenses.....................       2,576           2,328           2,410          2,356           2,146
                                          ----------      ----------      ----------     ----------      ----------
       Total noninterest expense........       9,582           9,046           8,587          8,454           7,572
                                          ----------      ----------      ----------     ----------      ----------
Income before income taxes..............       8,818           6,822           5,884          6,441           6,866
Income tax expense......................       2,953           2,347           1,873          2,241           2,481
                                          ----------      ----------      ----------     ----------      ----------
   Net income...........................  $    5,865      $    4,475      $    4,011     $    4,200      $    4,385
                                          ==========      ==========      ==========     ==========      ==========

                                                             At or for the Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                   2002           2001          2000         1999         1998
                                                 --------       --------      --------     --------     ---------

Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities)......................         3.15%        2.68%          2.57%       2.86%        2.81%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)...........................         3.44         3.03           2.95        3.35         3.50
Return on average assets (net income
  divided by average total assets)..........         1.47         1.17           1.06        1.21         1.35
Return on average equity (net income
  divided by average equity)................        15.57        12.21          11.08        9.51         8.73
Noninterest income to average assets........         1.43         1.33           1.07        1.21         1.21
Efficiency ratio(3).........................        51.01        56.26          58.85       56.30        51.69
Noninterest expense to average assets.......         2.40         2.36           2.28        2.45         2.34
Net interest income after provision for
  loan losses to noninterest expenses.......       132.24       119.12         121.78      128.13       138.97
Financial Condition Ratios: (%) (4)
Equity to assets at period end..............         9.59         9.47           9.36       10.38        14.32
Tangible equity to tangible assets
  at period end (5) (6).....................         8.25         8.03           7.84        8.68        12.42
Average shareholders' equity divided by
  average total assets......................         9.42         9.57           9.61       12.77        15.52
Average tangible shareholders equity divided
  by average tangible total assets (5) (6)..         8.06         8.10           8.00       10.94        13.71
Average interest-earning assets to average
  interest-bearing liabilities..............       107.91       107.54         108.31      112.05       116.28
Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans.........         0.19         0.09           0.33        0.07         0.38
Nonperforming assets to total assets(7).....         0.35         0.36           0.28        0.20         0.34
Allowance for loan losses as a percent of
  total loans receivable at end of period...         0.90         0.92           0.88        0.95         1.03
Allowance for loan losses to nonaccrual
  loans.....................................       485.00     1,042.07         274.08    1,301.13       279.72
Per Share Data:
Book value per share........................       $23.62       $21.12         $19.04      $16.86       $16.26
Tangible book value per share(5)............        20.03        17.65          15.71       13.83        13.79
Basic earnings per share (8)................         3.58         2.54           2.04        1.64         1.44
Diluted earnings per share (9)..............         3.37         2.41           2.00        1.60         1.40
Dividends declared per share................         0.72         0.60           0.50        0.40         0.32
Dividend payout ratio.......................         0.20         0.25           0.25        0.24         0.22

_______________________
                                                       (Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 2002, 2001, 2000, 1999 and 1998 was $3.1 million. $2.9 million, $2.8 million, $2.8 million and $2.7 million, respectively.

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

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2002, 2001, 2000, 1999 and 1998 was $5.9 million, $5.9 million, $6.4 million, $6.8 million and $7.3 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2002, 2001, 2000, 1999 and 1998 was $5.9 million, $5.9 million, $6.4 million, $6.8 million and $7.3 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans and foreclosed real estate.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2002, 2001, 2000, 1999 and 1998 were 1,637,749, 1,762,900, 1,963,686,
     2,562,940 and 3,048,148, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2002, 2001, 2000, 1999 and 1998 were 1,739,535, 1,856,643, 2,006,340, 2,621,542 and 3,132,833,
     respectively.

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

         The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the FHLB. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment and data processing. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Critical Accounting Policies

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations and disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

         The Company's significant account policies are described in the "Notes to Consolidated Financial Statements". Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for loan losses, and asset impairment judgments, including the recoverability of goodwill.

         The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of those economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or less that future charge-offs.

         Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in a purchase acquisition. Goodwill is tested for impairment at least annually.

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

         Strong Retail Deposit Base. In 2002, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Perry, Ankeny, Burlington and Mount Pleasant, Iowa. At December 31, 2002, 33.9% of the deposit base, or $94.0 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2002, 36.0% of the Company's total assets consisted of one-to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2002, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $11.0 million of one-to four-family residential mortgage loans, or 3.2% of the Company's total loan portfolio, and $65.2 million of multifamily real estate loans, or 18.9% of the Company's total loan portfolio and $61.3 million of commercial real estate loans, or 17.8% of the Company's total loan portfolio. At December 31, 2002, the Company's ratio of nonperforming assets to total assets was 0.35%. The Company also invests in State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

         Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

         Capital Strength and Controlled Internal Growth. Total equity decreased from $48.2 million at December 31, 1998 to $38.7 million at December 31, 2002, a decrease of 19.6%, a decrease primarily attributable to funds used for repurchases of common stock and dividends paid to shareholders in excess of net income and stock options exercised. Total assets have increased by $67.2 million, or 20.0%, since December 31, 1998. As a result, the ratio of total equity to total assets has decreased from 14.3% at December 31, 1998 to 9.6% at December 31, 2002. The Company's growth can be attributed to the emphasis on the origination and purchase of residential mortgage loans, the purchase of multifamily and commercial mortgage loans and the origination of consumer loans. The Company's growth has been funded through a combination of FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

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

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2002 was $1.7 million, offset by noninterest expense attributable to First Iowa. Mortgage banking income generated by the Bank was $747,000 for the year ended December 31, 2002, offset by noninterest expense attributable to mortgage banking operations.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2002, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $16.1 million, representing a one-year gap to total assets ratio of positive 4.0% as compared to a negative 9.2% at December 31, 2001. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in mortgage-backed securities, municipal securities and equity securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "-- Discussion of Market Risk -- Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2002, $538,000, or 8.9%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $1.6 million, or 26.8%, was scheduled to mature in one to five years and $3.9 million, or 64.3%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2002, totaled $67.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $124.9 million as of December 31, 2002. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2002, the Company had outstanding loan commitments of $8.2 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

        The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2002, the Holding Company repurchased 133,100 shares of its Common Stock. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 16 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2002, 2001 and 2000, the Company's disbursements for loan originations and purchases totaled $210.3 million, $150.4 million and $99.8 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and sale of securities and FHLB advances. Net cash flows provided by (used in) investing activities amounted to $(27.6) million, $20.5 million and $(25.4) million for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash flows provided by (used in) financing activities amounted to $18.3 million, $(15.0) million and $16.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2002 with tangible and leverage capital ratios of 7.8% and a total risk-based capital ratio of 12.4%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2002:

                                                    Capital            Excess
                               Amount            Requirements          Capital
                            -----------        ----------------     ------------
                                                (In thousands)
Tangible capital.......     $  30,803            $   5,959           $  24,844
Core capital...........        30,803               11,917              18,886
Risk-based capital.....        33,870               21,805              12,065

Discussion of Market Risk--Interest Rate Sensitivity Analysis

         As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2002, 39.9% of the Company's total loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2002, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

         The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and equity securities. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

         At December 31, 2002, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $16.1 million, representing a one-year gap ratio of positive 4.0%, compared to a one-year gap ratio of negative 9.2% at December 31, 2001. To manage the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years and short term consumer loans and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                           At December 31, 2002 (1)
                                           --------------------------------------------------------------------------------------
                                             Within       1-3          3-5         5-10         10-20       Over 20
                                             1 Year      Years        Years        Years        Years        Years         Total
                                           ---------   ---------    ---------    ---------    ---------     --------     ---------
                                                                              (Dollars in thousands)

Interest-earning assets:
    First mortgage loans
      Adjustable (2) ....................  $  65,727   $  78,296    $  31,600    $    --      $      --     $      --     $ 175,623
      Fixed (2) .........................     27,505      42,562       23,456       22,795        2,568            20       118,906
   Consumer and other loans .............     21,524      22,016        9,208          969           45            --        53,762
   Investment securities(3)(4) ..........     22,881       3,732        1,996        3,224           --            --        31,833
                        -- --              ---------   ---------    ---------    ---------    ---------     ---------     ---------
      Total interest-earning assets .....  $ 137,637   $ 146,606    $  66,260    $  26,988    $   2,613     $      20     $ 380,124
                                           =========   =========    =========    =========    =========     =========     =========

Rate sensitive liabilities:
   Savings accounts .....................  $   4,368   $   6,634    $   4,571    $   6,134    $   3,368     $     617     $  25,692
   NOW accounts .........................     13,458      13,820        5,485        3,252          355             4        36,374
   Money market accounts ................     18,761       4,987           --           --           --            --        23,748
   Certificate accounts .................     67,826      74,855       37,521        2,828           --            --       183,030
   Noninterest bearing deposits .........      8,156          --           --           --           --            --         8,156
   FHLB advances and other liabilities(5)      9,007      13,004       23,004       40,011           --            --        85,026
                                           ---------   ---------    ---------    ---------    ---------     ---------     ---------
      Total interest-bearing liabilities   $ 121,576   $ 113,300    $  70,581    $  52,225    $   3,723     $     621     $ 362,026
                                           =========   =========    =========    =========    =========     =========     =========

Interest sensitivity gap ................  $  16,061   $  33,306    $  (4,321)   $ (25,237)   $  (1,110)    $    (601)
Cumulative interest-sensitivity gap .....  $  16,061   $  49,367    $  45,046    $  19,809    $  18,699     $  18,098

Interest sensitivity gap to total assets        3.98%       8.25%       (1.07)%      (6.25)%      (0.27)%       (0.15)%
Cumulative interest-sensitivity gap to
   total assets .........................       3.98       12.22        11.15         4.90         4.63          4.48
Ratio of interest-earning assets to
   interest-bearing liabilities .........     113.21      129.40        93.88        51.68        70.19          3.22        105.00
Cumulative ratio of interest-earning ....                                                                                    113.21
   assets to interest-bearing liabilities                 121.02       114.75       105.54       105.17        105.00        105.00

Total assets ............................  $ 403,872   $ 403,872    $ 403,872    $ 403,872    $ 403,872     $ 403,872     $ 403,872
Cumulative interest bearing assets ......  $ 137,637   $ 284,243    $ 350,503    $ 377,491    $ 380,104     $ 380,124     $ 380,124
Cumulative interest sensitive liabilitie   $ 121,576   $ 234,876    $ 305,457    $ 357,682    $ 361,405     $ 362,026     $ 362,026

----------

(1) The following assumptions were used in regard to prepayment speed for loans: (i) all multifamily loans (both fixed and adjustable rate) and all commercial real estate loans (both fixed and adjustable rate) will prepay at 10 percent per year, (ii) one-to four-family fixed rate loans will prepay at 20 percent per year, (iii) one-to four-family adjustable rate loans, mortgage backed securities and all other loans will prepay at 25 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Includes $223,000 and $3.8 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $13.0 million and securities available for sale of $12.6 million.

(4) Includes $5.2 million of FHLMC preferred stock and $1.0 million of FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.

(5) Includes $29.5 million of advances which are callable by the FHLB. These callable advances have been in the category in which the advances mature.

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


         Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve. Projected values of NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

         Presented below, as of December 31, 2002, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

            Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)

                            Net Portfolio Value         NPV as % of PV of Assets
                   --------------------------------     ------------------------
Change in Rates    $ Amount    $ Change    % Change      NPV Ratio       Change
---------------    --------    --------    --------     -----------     --------
                                 (Dollars in thousands)

   +300 bp          33,912         574        2             8.50          47bp
   +200 bp          34,500       1,163        3             8.53          49bp
   +100 bp          34,399       1,062        3             8.39          36bp
      0 bp          33,338           -        -             8.03             -
   -100 bp          31,086      -2,251       -7             7.41         -62bp

----------

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

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 2002, the Company's foreclosed real estate consisted of 9 properties with an aggregate value of $769,000.

         Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

                                                                             At December 31,
                                            -----------------------------------------------------------------------------
                                               2002              2001             2000             1999            1998
                                            ---------         ---------         --------        ---------        --------
                                                                 (Dollars in thousands)

Nonaccrual loans and
nonperforming
assets:
First mortgage loans:
   One-to four-family residential.......    $    434          $    130          $    237        $    111         $    403
   Multifamily and commercial
     properties ........................          37                37               556               -              423
Consumer loans:.........................         172               109               244             102              130
                                            --------          --------          --------        --------         --------

   Total nonaccrual loans...............         643               276             1,037             213              956
Total foreclosed real estate(1).........         769             1,074                64             503              187
Other nonperforming assets..............           -                 -                 -               -                1
                                            --------          --------          --------        --------         --------
   Total nonperforming assets...........    $  1,412          $  1,350          $  1,101        $    716         $  1,144
                                            ========          ========          ========        ========         ========
Total nonaccrual loans to net loans
   receivable...........................        0.19%             0.09%             0.33%           0.07%            0.38%
Total nonaccrual loans to total assets..        0.16              0.07              0.27            0.06             0.28
Total nonperforming assets to total             0.35              0.36              0.28            0.19
    assets..............................                                                                             0.34

----------

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                                             At December 31,
                                                    ----------------------------------------------------------------
                                                      2002            2001          2000          1999         1998
                                                    -------        --------       -------       -------      -------
                                                                               (In thousands)

Loans past due 60-89 days:
First mortgage loans:
   One-to four-family residential................   $   830        $ 1,083        $   590       $   521      $ 1,070
   Multifamily and commercial properties.........         -              -              -           491           22
Consumer loans...................................       183            153             96           198          270
                                                    -------        -------        -------       -------      -------
     Total past due 60-89 days...................   $ 1,013        $ 1,236        $   686       $ 1,210      $ 1,362
                                                    =======        =======        =======       =======      =======

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2002.

                                                          At December 31, 2002
                                                       -------------------------
                                                        Balance           Number
                                                       --------           ------
                                                         (Dollars in thousands)
One-to four-family first mortgage loans:
  Loans 60 to 89 days delinquent...................    $  830               23
  Loans 90 days or more delinquent.................       434               11
Multifamily and commercial first mortgage loans:
  Loans 60 to 89 days delinquent...................         -                -
  Loans 90 days or more delinquent.................        37                1
Consumer Loans:
  Loans 60 to 89 days delinquent...................       183               19
  Loans 90 days or more delinquent.................       172               27
Foreclosed real estate.............................       769                9
Other nonperforming assets.........................         -                -
Loans to facilitate sale of foreclosed real estate.       158                2
Special mention loans..............................     1,058               42

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2002, the Company had $1.1 million of special mention loans, consisting of eighteen loans secured by one-to four-family residences and twenty four consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

                                                           At December 31,
                                  ----------------------------------------------------------------
                                    2002          2001           2000          1999          1998
                                  -------       -------        -------        ------        ------
                                                           (In thousands)
Substandard assets.............   $ 1,360       $ 1,291        $ 1,087        $  689        $  745
Doubtful assets................         -             -              -             -             -
Loss assets....................        51            59             53            60            35
                                  -------       -------        -------        ------        ------
  Total classified assets......   $ 1,411       $ 1,350        $ 1,140        $  749        $  780
                                  =======       =======        =======        ======        ======

         Allowance for Loan Losses. It is management's policy to provide an allowance for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 2002, 2001 and 2000 the Company's provision for loan losses were $383,000, $210,000 and $120,000, respectively. The increase in the provision for loan loss is primarily due to the increase in the loan portfolio, nonperforming loans and general economic conditions. The Company's allowance for loan losses totaled $3.1 million, $2.9 million and $2.8 million at December 31, 2002, 2001 and 2000, respectively.

         Management believes that the allowances for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                     For the Year Ended December 31,
                                          ----------------------------------------------------------------------------
                                             2002              2001             2000          1999             1998
                                          ---------         ---------        ---------      --------         --------
                                                                       (Dollars in thousands)

Total loans outstanding................   $ 344,574         $ 311,826        $ 322,408      $ 291,760        $ 259,360
Average net loans outstanding..........     337,693           318,197          307,104        265,553          246,510
Allowance balances (at beginning of
  period).............................        2,883             2,843            2,776          2,676            2,151
                                          ---------         ---------        ---------      ---------        ---------
Provisions for losses..................         383               210              120            120              210
  Effect of-
    Business combination...............           -                 -                -              -              343
Charge-Offs:
  First mortgage loans.................          27                15               15              5                6
  Consumer loans.......................         135               168               41             23               23
Recoveries:
  First mortgage loans.................           -                 -                -              -                -
  Consumer loans.......................          14                13                3              8                1
                                          ---------         ---------        ---------      ---------        ---------
  Net charge-offs......................         148               170               53             20               28
                                          ---------         ---------        ---------      ---------        ---------
Allowance balance (at end of period)...   $   3,118         $   2,883        $   2,843      $   2,776        $   2,676
                                          =========         =========        =========      =========        =========

Allowance for loan losses as a percent
  of total loans receivable at end of
  period...............................        0.90%             0.92%            0.88%          0.95%            1.03%
Net loans charged off as a percent of
  average net loans outstanding........        0.04              0.05             0.02           0.01             0.01

Ratio of allowance for loan losses to
  total nonaccrual loans at end of
  period...............................      485.00          1,042.07           274.08       1,301.13           279.72
Ratio of allowance for loan losses to
  total nonaccrual loans and foreclosed
  real estate at end of period.........      220.90            213.48           258.18         387.78           233.95

         Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                                         At December 31,
                                            ----------------------------------------------------------------------------
                                                      2002                      2001                      2000
                                            ------------------------   -----------------------   -----------------------
                                                         % of Loans               % of Loans                 % of Loans
                                                           In Each                   In Each                   In Each
                                                         Category to               Category to               Category to
                                             Amount       Total Loans    Amount    Total Loans    Amount     Total Loans
                                             ------       -----------    ------    -----------    ------     -----------
                                                                        (Dollars in thousands)
Balance at end of period applicable to:
 One-to four-family residential
   mortgage loans .....................      $  395        43.17%       $  608       51.80%       $  731        54.78%
 Multifamily residential mortgage loans         709        20.54         1,121       23.86         1,145        23.45
 Commercial mortgage loans ............       1,223        20.68           459        8.25           303         7.56
 Consumer loans .......................         791        15.61           695       16.09           664        14.21
   Total allowance for loan losses ....      $3,118       100.00%       $2,883      100.00%       $2,843       100.00%

                                                            At December 31,
                                            ------------------------------------------------
                                                    1999                      1998
                                            ----------------------    ----------------------
                                                       % of Loans                % of Loans
                                                         In Each                   In Each
                                                       Category to               Category to
                                             Amount    Total Loans     Amount    Total Loans
                                             ------    -----------     ------    -----------
                                                          (Dollars in thousands)
Balance at end of period applicable to:
 One-to four-family residential
   mortgage loans .....................      $  726       56.23%       $  684       57.45%
 Multifamily residential mortgage loans       1,332       25.16         1,298       25.02
 Commercial mortgage loans ............         252        6.07           228        4.39
 Consumer loans .......................         466       12.53           466       13.14
   Total allowance for loan losses ....      $2,776      100.00%$       2,676      100.00%

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

                                                                                   For the Year Ended December 31,
                                                              ----------------------------------------------------------------------
                                      At December 31, 2002                      2002                              2001
                                     -----------------------  ----------------------------------  ----------------------------------
                                                     Yield/     Average                  Yield/     Average                  Yield/
                                       Balance       Cost       Balance       Interest    Cost      Balance      Interest     Cost
                                     ------------   -------   ------------   ---------  --------  -----------    --------    -------
                                                                           (Dollars in thousands)
Assets:
 Interest-earning assets:
   First mortgage loans(1)........    $ 290,377       7.11%   $ 285,065(8)   $ 21,108     7.40%   $ 269,274(8)   $ 20,902      7.76%
   Consumer loans(1)..............       53,888       8.12       52,628(8)      4,449     8.45       48,923(8)      4,369      8.93
   Investment securities..........       35,578(4)    3.05       42,144(5)      1,409     3.34       44,739(6)      2,229      4.98
                                      ---------       ----    ---------      --------     ----    ---------      --------      ----
     Total interest-earning asset.    $ 379,843       6.87%   $ 379,837      $ 26,966     7.10%   $ 362,936      $ 27,500      7.58%
 Noninterest-earning assets.......       24,029                  20,078                              20,217
                                      ---------               ---------                           ---------
     Total assets.................    $ 403,872               $ 399,915                           $ 383,153
                                      =========               =========                           =========

Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
     savings......................    $  60,122       0.90%   $  61,677      $    560     0.91%   $  58,891      $  1,224      2.08%
   Passbook savings...............       25,693       0.93       24,810           281     1.13%      21,713           362      1.67
   Certificates of Deposit........      183,029       4.43      182,496         8,649     4.74      180,796        10,368      5.73
   Borrowed funds.................       85,026       5.04       83,022         4,421     5.33       75,854         4,560      6.01
                                      ---------       ----    ---------      --------     ----    ---------      --------      ----
     Total interest-bearing
       liabilities................    $ 353,870       3.72%   $ 352,005      $ 13,911     3.95%     337,254      $ 16,514      4.90%

 Noninterest-bearing liabilities..       11,254                  10,241                               9,246
                                      ---------               ---------                           ---------
     Total liabilities............    $ 365,124               $ 362,246                           $ 346,500
Equity............................       38,748                  37,669                              36,653
                                      ---------               ---------                           ---------
     Total liabilities and equity.    $ 403,872               $ 399,915                           $ 383,153
                                      =========               =========                           =========

 Net interest income..............                                           $ 13,055                             $ 10,986
                                                                             ========                             ========
 Net interest rate spread(2)......                    3.15%                               3.15%                                2.68%
                                                      ====                                ====                                 ====
 Net interest margin (3)..........                    3.41                                3.44                                 3.03
                                                      ====                                ====                                 ====
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities............                  107.34                              107.91                               107.54
                                                    ======                              ======                               ======

                                          For the Year Ended December 31,
                                      ----------------------------------------
                                                       2000
                                      ----------------------------------------
                                                                      Average
                                         Average                       Yield/
                                         Balance         Interest       Cost
                                      --------------    -----------    ------
                                                (Dollars in thousands)
Assets:
 Interest-earning assets:
   First mortgage loans(1)........      $ 265,557       $ 20,586(8)      7.75%
   Consumer loans(1)..............         41,547          3,677(8)      8.85
   Investment securities..........         51,097(7)       3,020         5.91
                                        ---------       --------         ----
     Total interest-earning asset.        358,201       $ 27,283         7.62%
 Noninterest-earning assets.......         18,470
                                        ---------
     Total assets.................      $ 376,671
                                        =========

Liabilities and Equity:
 Interest-bearing liabilities:
   NOW and money market
     savings......................      $  48,262       $  1,185         2.46%
   Passbook savings...............         24,571            485         1.97
   Certificates of Deposit........        186,292         10,599         5.69
   Borrowed funds.................         71,602          4,438         6.20
                                        ---------       --------         ----
     Total interest-bearing
       liabilities................      $ 330,727       $ 16,707         5.05%

 Noninterest-bearing liabilities..          9,739
                                        ---------
     Total liabilities............      $ 340,466
Equity............................         36,205
                                        ---------
     Total liabilities and equity.      $ 376,671
                                        =========

 Net interest income..............                      $ 10,576
                                                        ========
 Net interest rate spread(2)......                                       2.57%
                                                                         ====
 Net interest margin (3)..........                                       2.95
 Ratio of average interest-earning
   assets to average interest-
   bearing liabilities............                                     108.31

----------

(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $13,026,000 and securities available for sale of $22,552.000.
(5) Includes interest-bearing deposits of $16,910,000 and securities available for sale of $25,234,000.
(6) Includes interest-bearing deposits of $9,984,000 and securities available for sale of $34,755,000.
(7) Includes interest-bearing deposits of $4,392,000 and securities available for sale of $46,705,000.
(8) Includes loan fee amortization of $34,000, $54,000 and $60,000 for the years ended December 31, 2002, 2001 and 2000. Rate/Volume Analysis

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

                                                            Year Ended                                    Year Ended
                                                         December 31, 2002                             December 31, 2001
                                                            Compared to                                   Compared to
                                                           Year Ended                                    Year Ended
                                                         December 31, 2001                             December 31, 2000
                                            --------------------------------------------   -----------------------------------------
                                                        Increase/(Decrease)                       Increase/(Decrease)
                                                             Due to                                     Due to
                                            -------------------------------     Total      -----------------------------    Total
                                                                     Rate/     Increase                           Rate/   Increase
                                             Volume       Rate      Volume    (Decrease)   Volume       Rate      Volume  (Decrease)
                                            --------    --------    -------   ----------   -------    --------    ------  ----------
                                                                                 (In thousands)
Interest income:
    First mortgage loans..................  $ 1,227     $  (964)    $  (57)    $   206     $  288     $   28      $   0     $  316
    Consumer loans........................      332        (234)       (18)         80        653         34          6        693
    Investment securities.................     (277)       (459)       (84)       (820)      (376)      (344)       (73)      (793)
                                            -------     -------     ------     -------     ------     ------      -----     ------
       Total interest-earning assets......  $ 1,282     $(1,657)    $ (159)    $  (534)    $  565     $ (282)     $ (67)    $  216
                                            =======     =======     ======     =======     ======     ======      =====     ======

Interest expense:
    NOW and money market savings..........  $    58     $  (689)    $  (33)    $  (664)    $  261     $ (182)     $ (40)    $   39
    Passbook savings......................       52        (116)       (17)        (81)       (56)       (75)         9       (122)
    Certificate of deposits...............       97      (1,799)       (17)     (1,719)      (314)        84         (2)      (232)
    Borrowed funds........................      431        (521)       (49)       (139)       264       (134)        (8)       122
                                            -------     -------     ------     -------     ------     ------      -----     ------
       Total interest-bearing liabilities.      638      (3,125)      (116)     (2,603)       155       (307)       (41)      (193)
                                            -------     -------     ------     -------     ------     ------      -----     ------
Net change in net interest income.........  $   644     $ 1,468     $  (43)    $ 2,069     $  321     $  140      $ (52)    $  409
                                            =======     =======     ======     =======     ======     ======      =====     ======

Comparison of Financial Condition as of December 31, 2002, December 31, 2001 and December 31, 2000

         Total assets increased $24.5 million, or 6.5%, to $403.9 million at December 31, 2002 from $379.4 million at December 31, 2001. Interest bearing cash decreased $4.6 million, or 26.2%, from $17.7 million at December 31, 2001 to $13.0 million at December 31, 2002. Securities available for sale decreased $8.5 million, or 27.2%, primarily due to the calls, payments, maturities and sales of U.S. Government agencies, mortgage-backed securities and equity securities, partially offset by the purchase municipal securities. Proceeds of such calls, payments and sales were used to fund asset growth. Total loans receivable, net, increased by $33.2 million, or 10.8%, to $341.1 million at December 31, 2002 from $308.0 million at December 31, 2001, primarily due to origination of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $84.4 million, and originations of $28.6 million of second mortgage loans during the year ended December 31, 2002. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. Deposits increased $8.2 million, or 3.0%, to $277.0 million at December 31, 2002 from $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, savings accounts and retail certificates of deposit accounts, offset in part by decreases in money market accounts and certain public funds deposits. Other borrowings, primarily FHLB advances, increased $13.6 million, to $85.0 million at December 31, 2002 from $71.4 million at December 31, 2001. Total shareholders' equity increased $2.8 million to $38.7 million at December 31, 2002 from $35.9 million at December 31, 2001, primarily due to net income and stock options exercised, offset in part by dividends paid to shareholders, funds used for the repurchase of stock and decreased unrealized gains on securities available for sale.

         Total assets decreased $9.6 million, or 2.5%, from $389.0 million at December 31, 2000 to $379.4 million at December 31, 2001. Interest bearing cash increased $11.3 million, or 178.8%, from $6.3 million at December 31, 2000 to $17.7 million at December 31, 2001. Securities available for sale decreased $12.0 million, or 27.6%, primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, a mutual fund and municipal securities. Total loans receivable, net, decreased by $10.0 million, or 3.2%, from $318.0 million at December 31, 2000 to $308.0 million at December 31, 2001, primarily due to payments, prepayments and sales of loans during the year ended December 31, 2001. These payments, prepayments and sales of loans were offset in part by the origination of $83.3 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans primarily secured by one-to four- family residences, multifamily residences and commercial real estate loans of $27.8 million, and originations of $27.0 million of second mortgage loans. Deposits increased $7.6 million, or 2.8%, from $261.2 million at December 31, 2000 to $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, money market accounts and retail certificates of deposit accounts, offset in part by a decrease of $9.1 million in certain public funds deposits. Other borrowings, primarily FHLB advances, decreased $17.2 million, from $88.6 million at December 31, 2000 to $71.4 million at December 31, 2001. Total shareholders' equity decreased $485,000 from $36.4 million at December 31, 2000 to $35.9 million at December 31, 2001, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock offset in part by net income and decreased unrealized losses and increased unrealized gains.

Comparison of Results of Operations for the Years Ended December 31, 2002 and
2001

         Interest Income. Interest income decreased by $534,000 to $27.0 million for the year ended December 31, 2002 compared to $27.5 million for the year ended December 31, 2001. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 7.10% for the year ended December 31, 2002 from 7.58% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The average interest earning assets increased $16.9 million to $379.8 million for the year ended December 31, 2002, from $362.9 million for 2001. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans, offset in part aby a decrease in the average balance of investment securities. The increases in first mortgage loans were primarily derived from originations of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans secured by one-to four-family residences, multifamily residences and commercial real estate of $84.4 million and originations of $28.6 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The decrease in investment securities were primarily from the calls, payments, maturities and sales of investments, partially offset by purchases.

         Interest Expense. Interest expense decreased by $2.6 million to $13.9 million for the year ended December 31, 2002 compared to $16.5 million for the year ended December 31, 2001. The decrease in interest expense was primarily to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 3.95% for the year ended December 31, 2002 from 4.90% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $14.8 million increase in the average balance of interest-bearing liabilities to $352.0 million for the year ended December 31, 2002, from $337.3 million for 2001. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the NOW, savings, retail certificates of deposits and borrowed funds, offset by a decrease in certain public funds certificates of deposit. The increase in average interest bearing liabilities was used in part to fund asset growth.

         Net Interest Income. Net interest income before provision for loan losses increased by $2.1 million to $13.1 million for the year ended December 31, 2002 from $11.0 million for the year ended December 31, 2001. The increase in primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 3.15% for the year ended December 31, 2002 from 2.68% for the year ended December 31, 2001. The increase in the spread reflects the general decrease in the overall costs on interest bearing liabilities offset in part by a decrease in the yield on interest earning assets.

         Provision for Loan Losses. The Company's provision for loan losses was $383,000 and $210,000 for the years ended December 31, 2002 and December 31, 2001, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming loans, increases in the loan portfolio and general economic conditions. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $148,000 for the year ended December 31, 2002 as compared to $170,000 for the year ended December 31, 2001. The resulting allowance for loan loss was $3.1 million and $2.9 million at December 31, 2002 and December 31, 2001, respectively.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.90% at December 31, 2002 from 0.92% at December 31, 2001. The level of nonperforming loans was $643,000 at December 31, 2002 and $276,000 at December 31, 2001. See "Asset Quality".

         Management believes that the allowance for loan losses is adequate as of December 31, 2002. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

         Noninterest income. Total noninterest income increased by $636,000, or 12.5%, to $5.7 million for the year ended December 31, 2002 from $5.1 million for the year ended December 31, 2001. The increase is due to increases in fees and service charges, abstract fees and other income. Fees and service increased $382,000 due to an increase in loan prepayment fees. Abstract fees increased $180,000 due to increased sales volume as a result of a general increase in real estate activity. Other income increased $105,000 due to an increase in annuity and mutual fund sales, offset by a decrease in insurance sales.

         Noninterest Expense. Total non-interest expense increased by $536,000 to $9.6 million for the year ended December 31, 2002 from $9.0 million for the year ended December 31, 2001. The increase is primarily due to an increase in salaries and employee benefits, data processing and other expenses, partially offset by a decrease in goodwill amortization. The increase in salaries and benefits was primarily due to normal salary increases, the opening of the Ankeny office, increases in the Company's contribution to the retirement plan, increases as a result of the employee stock ownership plan, increases in salaries due to mortgage loan volume, increases in salaries due to annuity and mutual fund sales and increases in health insurance costs. The increase in data processing costs was primarily due to normal data processing cost increases, Internet banking costs and an increase in consulting costs. The increase in other expenses was primarily due to the opening of the Ankeny office, marketing expenses, expenses in connection with loan purchases, costs associated with First Iowa and Northridge Apartments Limited Partnership I, office supplies and losses associated with checking accounts, offset in part by a decrease in the costs associated with ATM and debit cards . The Company's efficiency ratio for the year ended December 31, 2002 and 2001 were 51.01% and 56.26%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2002 and 2001 were 2.40% and 2.36%, respectively.

         Income Taxes. Income taxes increased by $606,000 to $3.0 million for the year ended December 31, 2002 as compared to $2.3 million for the year ended December 31, 2001. The increase was principally due to an increase in pre-tax earnings during the 2002 period as compared to the 2001 period, partially offset by a decrease in nondeductible amortization as a result of the Company's adoption of SFAS 142, a reduction in nontaxable interest income and an increase in taxable deductions due to a change in the Company's retirement plan.

         Net Income. Net income totaled $5.9 million for the year ended December 31, 2002 compared to $4.5 million for the same period in 2001, primarily due to increases in net interest income and noninterest income, offset in part by increases in noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2001 and
2000

         Interest Income. Interest income increased by $216,000 to $27.5 million for the year ended December 31, 2001 compared to $27.3 million for the year ended December 31, 2000. The increase in interest income was primarily due to a $4.7 million increase in average interest earning assets to $362.9 million for the year ended December 31, 2001, from $358.2 million for 2000. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans and interest bearing cash, partially offset by decreases in securities available for sale. The increases in first and second mortgage loans were primarily derived from originations of $83.3 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans secured by one-to four-family residences, multifamily residences and commercial real estate of $27.8 million and originations of $27.0 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2001. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The increase in interest bearing cash was primarily due to increased liquidity due to the generally lower market interest rate environment. The decreases in available for sale securities were primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, mutual funds and municipal securities. The average yield on interest earning assets decreased to 7.58% for the year ended December 31, 2001 from 7.62% for the year ended December 31, 2000, primarily due to a general decrease in market interest rates.

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

         Management believes that the allowance for loan losses is adequate as of December 31, 2001. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

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

Impact of Inflation and Changing Prices

         The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS




INDEPENDENT AUDITOR'S REPORT................................................26




FINANCIAL STATEMENTS
 Consolidated statements of financial condition.............................27
 Consolidated statements of income..........................................28
 Consolidated statements of shareholders' equity............................29
 Consolidated statements of cash flows......................................30
 Notes to consolidated financial statements.................................32

[GRAPHIC OMITTED]



                          Independent Auditor's Report


To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                    /s/McGladrey & Pullen, LLP

Des Moines, Iowa
January 30, 2003


McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS                                                                     2002                   2001
-----------------------------------------------------------------------------------------------------------

Cash and due from banks (Note 20):
  Interest-bearing                                                   $  13,025,657           $  17,650,064
  Noninterest-bearing                                                    2,142,944               2,258,838
                                                                     -------------           -------------
         Total cash and cash equivalents                                15,168,601              19,908,902
Securities available-for-sale (Notes 2 and 8)                           22,833,742              31,365,731
Loans receivable, net (Notes 3, 4, 8, and 14)                          341,146,364             307,981,424
Loans held for sale                                                      2,372,134               1,605,710
Accrued interest receivable (Note 5)                                     1,928,278               1,913,557
Foreclosed real estate                                                     768,726               1,073,873
Premises and equipment, net (Note 6)                                     8,195,963               6,797,505
Rental real estate                                                       2,197,382               1,681,337
Title plant                                                                925,256                 925,256
Goodwill (Note 1)                                                        4,970,800               4,970,800
Deferred taxes (Note 9)                                                    608,657                 484,904
Prepaid expenses and other assets                                        2,755,778                 666,228
                                                                     --------------------------------------

         Total assets                                                $ 403,871,681           $ 379,375,227
                                                                     ======================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Note 7)                                                  $ 277,000,082           $ 268,813,731
  Borrowed funds (Note 8)                                               85,026,438              71,412,723
  Advances from borrowers for taxes and insurance (Note 4)               1,512,114               1,589,314
  Dividends payable                                                        295,250                 256,587
  Income taxes payable                                                      63,553                  78,711
  Accrued expenses and other liabilities                                 1,226,040               1,311,412
                                                                     --------------------------------------
         Total liabilities                                             365,123,477             343,462,478
                                                                     --------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 13 and 16)

STOCKHOLDERS' EQUITY (Notes 11 and 16)
  Common stock, $.01 par value, authorized 15,500,000 shares;
    issued and outstanding 2002  1,640,280 shares;
    2001 1,700,280 shares                                                   16,403                  17,003
  Preferred stock, $.01 par value, authorized 3,000,000 shares;
    none issued and outstanding                                                  -                       -
  Additional paid-in capital                                            17,011,095              16,780,875
  Retained earnings, substantially restricted (Note 9)                  21,862,248              19,402,706
  Unearned shares, employee stock ownership plan (Note 10)                (318,097)               (477,826)
  Accumulated other comprehensive income                                   176,555                 189,991
                                                                     --------------------------------------
         Total stockholders' equity                                     38,748,204              35,912,749
                                                                     --------------------------------------

         Total liabilities and stockholders' equity                  $ 403,871,681           $ 379,375,227
                                                                     ======================================

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001, and 2000

                                                                2002              2001              2000
-------------------------------------------------------------------------------------------------------------

Interest income:
  Loans receivable:
    First mortgage loans                                    $ 21,107,541       $ 20,902,405     $ 20,585,997
    Consumer loans                                             4,448,629         4,369,468         3,676,669
  Securities and cash deposits (Note 2)                        1,409,314         2,227,695         3,020,781
                                                            -------------------------------------------------
                                                              26,965,484        27,499,568        27,283,447
                                                            -------------------------------------------------
Interest expense:
  Deposits (Note 7)                                            9,489,921         11,953,966       12,268,726
  Other borrowed funds                                         4,420,959         4,559,807         4,437,894
                                                            -------------------------------------------------
                                                              13,910,880        16,513,773        16,706,620
                                                            -------------------------------------------------

         Net interest income                                  13,054,604        10,985,795        10,576,827

Provision for loan losses (Note 3)                               383,000           210,000           120,000
                                                            -------------------------------------------------
         Net interest income after provision
            for loan losses                                   12,671,604        10,775,795        10,456,827
                                                            -------------------------------------------------

Noninterest income:
  Fees and service charges                                     2,375,228         1,992,794         1,591,780
  Abstract fees                                                1,686,271         1,506,099         1,233,091
  Mortgage banking income                                        746,983           778,923           231,170
  Gain (loss) on sale of securities available-for-sale, net         (523)             (933)               42
  Other income                                                   921,125           815,733           957,935
                                                            -------------------------------------------------
         Total noninterest income                              5,729,084         5,092,616         4,014,018
                                                            -------------------------------------------------

Noninterest expense:
  Salaries and employee benefits (Note 10)                     5,223,411         4,500,178         4,103,419
  Premises and equipment                                       1,192,153         1,226,056         1,091,653
  Data processing                                                544,169           470,147           455,389
  SAIF deposit insurance premiums                                 47,443            50,393            55,332
  Goodwill amortization (Note 1)                                       -           472,290           472,290
  Other expenses (Note 12)                                     2,575,019         2,327,073         2,408,276
                                                            -------------------------------------------------
         Total noninterest expense                             9,582,195         9,046,137         8,586,359
                                                            -------------------------------------------------

         Income before income taxes                            8,818,493         6,822,274         5,884,486

Provision for income taxes (Note 9)                            2,953,332         2,347,411         1,873,369
                                                            -------------------------------------------------

         Net income                                         $  5,865,161       $ 4,474,863      $  4,011,117
                                                            =================================================

Basic earnings per common share (Note 17)                   $       3.58       $      2.54      $       2.04

Earnings per common share - assuming dilution (Note 17)             3.37              2.41              2.00

Dividends declared per common share                                 0.72              0.60              0.50

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001, and 2000

                                                                                                                       Unearned
                                                                                                                        Shares,
                                                                                        Additional                   Employee Stock
                                                           Comprehensive     Common      Paid-in        Retained       Ownership
                                                               Income        Stock       Capital        Earnings         Plan
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                                  $40,111    $38,278,872     $30,290,488     $(825,484)
  Comprehensive income:
    Net income                                               $4,011,117           -              -      4,011,117              -
    Other comprehensive income, net of tax (Note 2)             673,798           -              -              -              -
                                                           ---------------
        Total comprehensive income                           $4,684,915
                                                           ===============
  Purchase of treasury stock                                                      -              -              -              -
  Dividends on common stock                                                       -              -       (955,753)             -
  Effect of contribution to employee stock ownership plan                         -        108,723              -        178,572
  Issuance of treasury stock                                                      -         (9,280)             -              -
                                                                         ----------------------------------------------------------
Balance, December 31, 2000                                                   40,111     38,378,315     33,345,852       (646,912)
  Comprehensive income:
    Net income                                               $4,474,863           -              -      4,474,863              -
    Other comprehensive income, net of tax (Note 2)             437,331           -              -              -              -
                                                           ---------------
        Total comprehensive income                           $4,912,194
                                                           ===============
  Purchase of treasury stock                                                      -              -              -              -
  Dividends on common stock                                                       -              -     (1,044,562)             -
  Retirement of treasury stock                                              (23,460)   (22,355,549)    (17,373,447)            -
  Effect of contribution to employee stock ownership plan                         -        200,821              -        169,086
  Issuance of common stock                                                      352        557,288              -              -
                                                                         ----------------------------------------------------------
Balance, December 31, 2001                                                   17,003     16,780,875     19,402,706       (477,826)
  Comprehensive income:
    Net income                                               $5,865,161           -              -      5,865,161              -
    Other comprehensive (loss), net of tax (Note 2)             (13,436)          -              -              -              -
                                                           ---------------
        Total comprehensive income                           $5,851,725
                                                           ===============
  Purchase of treasury stock                                                      -              -              -              -
  Dividends on common stock                                                       -              -     (1,167,291)             -
  Retirement of treasury stock                                               (1,331)    (1,329,669)    (2,238,328)             -
  Effect of contribution to employee stock ownership plan                         -        277,255              -        159,729
  Issuance of common stock                                                      731      1,282,634              -              -
                                                                         ----------------------------------------------------------
Balance, December 31, 2002                                                  $16,403    $17,011,095     $21,862,248     $(318,097)
                                                                         ==========================================================

                                                               Accumulted
                                                                  Other                          Total
                                                              Comprehensive     Treasury      Stockholders'
                                                              Income (Loss)       Stock          Equity
------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                     $(921,138)    $(28,735,925)    $ 38,126,924
  Comprehensive income:
    Net income                                                         -               -         4,011,117
    Other comprehensive income, net of tax (Note 2)              673,798               -           673,798

        Total comprehensive income

  Purchase of treasury stock                                           -      (5,799,736)       (5,799,736)
  Dividends on common stock                                            -               -          (955,753)
  Effect of contribution to employee stock ownership plan              -               -           287,295
  Issuance of treasury stock                                           -          63,750            54,470
                                                              ----------------------------------------------
Balance, December 31, 2000                                      (247,340)    (34,471,911)       36,398,115
  Comprehensive income:
    Net income                                                         -               -         4,474,863
    Other comprehensive income, net of tax (Note 2)              437,331               -           437,331

        Total comprehensive income

  Purchase of treasury stock                                           -      (5,280,545)       (5,280,545)
  Dividends on common stock                                            -               -        (1,044,562)
  Retirement of treasury stock                                         -      39,752,456                 -
  Effect of contribution to employee stock ownership plan              -               -           369,907
  Issuance of common stock                                             -               -           557,640
                                                              ----------------------------------------------
Balance, December 31, 2001                                       189,991               -        35,912,749
  Comprehensive income:
    Net income                                                         -               -         5,865,161
    Other comprehensive (loss), net of tax (Note 2)              (13,436)              -           (13,436)

        Total comprehensive income

  Purchase of treasury stock                                           -      (3,569,328)       (3,569,328)
  Dividends on common stock                                            -                        (1,167,291)
  Retirement of treasury stock                                         -       3,569,328                 -
  Effect of contribution to employee stock ownership plan              -               -           436,984
  Issuance of common stock                                             -               -         1,283,365
                                                              ----------------------------------------------
Balance, December 31, 2002                                     $ 176,555     $         -      $ 38,748,204
                                                              ==============================================

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001, and 2000

                                                                          2002                2001              2000
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                         $  5,865,161       $   4,474,863     $   4,011,117
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                             383,000             210,000           120,000
    Depreciation                                                          721,762             743,796           668,945
    Amortization and accretion                                            268,424             639,003           488,021
    Deferred taxes                                                       (114,715)           (193,638)          (38,062)
    Effect of contribution to employee stock
      ownership plan                                                      436,984             369,907           287,295
    Gain on sale of foreclosed real estate and
      loans, net                                                         (743,017)           (776,179)          (66,744)
    (Gain) loss on sale of securities available-for-sale, net                 523                 933               (42)
    Loss on disposal of equipment                                           5,923              11,396            28,297
    Proceeds from sales of loans held for sale                         53,645,852          50,087,483        13,261,815
    Originations of loans held for sale                               (53,665,293)        (50,415,883)      (13,424,638)
    Change in assets and liabilities:
      Accrued interest receivable                                         (14,721)            343,596          (174,555)
      Income taxes receivable                                                  -              209,995          (209,995)
      Prepaid expenses and other assets                                (2,123,150)           (268,258)           28,802
      Income taxes payable                                                (15,158)             78,711           (74,214)
      Accrued expenses and other liabilities                              (85,372)             28,917           227,267
                                                                  ---------------------------------------------------------
         Net cash provided by operating activities                      4,566,203           5,544,642         5,133,309
                                                                  ---------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in originated loans                          51,036,816          36,679,436       (11,278,698)
  Purchase of loans                                                   (84,619,011)        (27,784,114)      (19,625,170)
  Proceeds from sale of securities available-for-sale                     750,227             220,125           224,792
  Purchase of securities available-for-sale                              (322,763)         (7,293,386)       (1,594,100)
  Proceeds from maturities and calls of securities
    available-for-sale                                                  8,053,186          19,714,516         8,712,985
  Purchase of premises, equipment, and rental real
    estate                                                             (2,609,603)           (834,613)       (2,171,097)
  Proceeds from sale of equipment                                           1,015              18,376           258,289
  Other                                                                    95,354            (193,518)           80,860
                                                                  ---------------------------------------------------------
         Net cash provided by (used in)
           investing activities                                       (27,614,779)         20,526,822       (25,392,139)
                                                                  ---------------------------------------------------------

                                   (Continued)

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Years Ended December 31, 2002, 2001, and 2000

                                                                       2002               2001               2000
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits                             $    8,186,351     $    7,647,085     $  (9,864,145)
  Net increase (decrease) in advances from borrowers
    for taxes and insurance                                              (77,200)           271,245           114,044
  Net (decrease) in short-term borrowings                               (250,000)        (4,750,000)       (9,000,000)
  Proceeds from other borrowed funds                                  39,500,000         11,000,000        64,000,000
  Payments of other borrowed funds                                   (25,636,285)       (23,429,503)      (22,123,063)
  Purchase of treasury stock                                          (3,569,328)        (5,280,545)       (5,799,736)
  Proceeds from issuance of common stock                               1,283,365            557,640            54,470
  Dividends paid
                                                                      (1,128,628)        (1,028,210)         (941,692)
                                                                ---------------------------------------------------------
         Net cash provided by (used in)
           financing activities                                       18,308,275        (15,012,288)       16,439,878
                                                                ---------------------------------------------------------

         Net change in cash and cash equivalents                      (4,740,301)        11,059,176        (3,818,952)

CASH AND CASH EQUIVALENTS
  Beginning                                                           19,908,902          8,849,726        12,668,678
                                                                ---------------------------------------------------------
  Ending                                                          $   15,168,601     $   19,908,902     $   8,849,726
                                                                =========================================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Interest paid to depositors                                   $    9,782,295     $   12,081,559     $  12,075,178
    Interest paid on borrowings                                        4,421,374          4,610,964         4,461,883
    Income taxes                                                       2,712,103          2,127,615         2,195,640

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and eight branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington, and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products, and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services), Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, and fair value of financial instruments.

Revenue recognition: Interest income and expense is recognized on the accrual method based on the respective outstanding balances. Other revenue is recognized at the time the service is rendered.

Cash, cash equivalents and cash flows: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks. Cash flows from loans and deposits are reported net.

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

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts is computed by the interest method over their contractual lives, are recognized in interest income.

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

Rental real estate: Rental real estate is comprised of low-income housing, multifamily apartment buildings and equipment, which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Prior to January 1, 2002, goodwill had been amortized over 10-15 years using the straight-line method.

As of January 1, 2002, the Company adopted SFAS 142 that eliminated the amortization and required a goodwill impairment test. The Company completed the goodwill impairment test and has determined that there has been no impairment of goodwill.

Had provisions of SFAS 142 been applied in fiscal years 2001 and 2000, the Company's net income and net income per share would have been as follows:

                                        Year Ended December 31, 2001             Year Ended December 31, 2000
                                -----------------------------------------------------------------------------------
                                                   Basic        Diluted                       Basic       Diluted
                                      Net         Earnings      Earnings        Net          Earnings    Earnings
                                     Income      Per Share     Per Share       Income       Per Share    Per Share
                                -----------------------------------------------------------------------------------
Net Income:
     As reported                  $ 4,474,863     $  2.54       $  2.41     $ 4,011,117      $  2.04      $  2.00
     Add: Goodwill amortization       472,290        0.27          0.25         472,290         0.24         0.23
                                  -----------     -------       -------     -----------      -------      -------

Pro forma net income              $ 4,947,153     $  2.81       $  2.66     $ 4,483,407      $  2.28      $  2.23
                                  ===========     =======       =======     ===========      =======      =======

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

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Operating segments: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment.

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

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2002, 2001, and 2000, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                                  2002              2001               2000
                                                             --------------------------------------------------
Net income, as reported:                                      $ 5,865,161       $ 4,474,863        $ 4,011,117
Deduct:  Total stock-based employee compensation expense
    determined under fair value based method for all awards,
    net of related tax effects                                   (110,585)         (183,477)          (199,956)
                                                             --------------------------------------------------
      Pro forma net income                                      5,754,576         4,291,386          3,811,161
                                                             ==================================================
  Earnings per common share - basic:
      As reported                                                    3.58              2.54              2.04
      Pro forma                                                      3.51              2.43              1.94

  Earnings per common share - assuming dilution:
      As reported                                                    3.37              2.41              2.00
      Pro forma                                                      3.31              2.31              1.90

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2002, 2001, and 2000, respectively: dividend rate of 3.5%, 3.2% and 3.2%, price volatility of 20%, 22% and 21%, risk-free interest rates of 4.92%, 4.93% and 6.49%, and expected lives of eight years for all years.

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

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and due from banks: The carrying amount of cash and due from banks represents the fair value.

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

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2002 and 2001, the carrying amount and fair value of the commitments were not significant.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.        Securities

Securities available-for-sale as of December 31, 2002 were as follows:

                                                           Gross           Gross
                                      Amortized         Unrealized       Unrealized
                                        Cost               Gains          (Losses)        Fair Value
                                   ------------------------------------------------------------------
Equity securities:
  Mutual fund                       $  2,000,000       $       -        $       -       $  2,000,000
  Federal Home Loan Bank
    stock                              4,478,100               -                -          4,478,100
  FHLMC preferred stock                5,499,000           50,000         (319,000)        5,230,000
  FNMA preferred stock                 1,000,000           22,500               -          1,022,500
  Other                                    2,100            1,298               -              3,398
                                   ------------------------------------------------------------------
                                      12,979,200           73,798         (319,000)       12,733,998
                                   ------------------------------------------------------------------
Debt securities:
  State and local obligations          5,736,867          336,652              (81)        6,073,438
  Mortgage-backed securities           3,836,033          190,273               -          4,026,306
                                   ------------------------------------------------------------------
                                       9,572,900          526,925              (81)       10,099,744
                                   ------------------------------------------------------------------

                                    $ 22,552,100       $  600,723       $ (319,081)     $ 22,833,742
                                   ==================================================================

Securities available-for-sale as of December 31, 2001, were as follows:

                                                           Gross           Gross
                                      Amortized          Unrealized      Unrealized
                                         Cost              Gains          (Losses)        Fair Value
                                   ------------------------------------------------------------------
Equity securities:
  Mutual fund                       $  2,000,000        $     2,012     $        -      $  2,002,012
  Federal Home Loan Bank stock         4,428,700                 -               -         4,428,700
  FHLMC preferred stock                5,998,375             11,000         (58,375)       5,951,000
  FNMA preferred stock                 5,384,375             34,405               -        5,418,780
  Other                                  253,475             27,148          (1,605)         279,018
                                   -------------------------------------------------------------------
                                      18,064,925             74,565         (59,980)      18,079,510
                                   ------------------------------------------------------------------
Debt securities:
  U.S. Government agencies               998,019              5,369              -         1,003,388
  State and local obligations          5,784,610            167,909            (911)       5,951,608
  Mortgage-backed securities           6,214,062            117,163               -        6,331,225
                                   -------------------------------------------------------------------
                                      12,996,691            290,441            (911)      13,286,221
                                   ------------------------------------------------------------------

                                    $ 31,061,616        $   365,006     $   (60,891)    $ 31,365,731
                                   ==================================================================

No ready market exists for Federal Home Loan Bank stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a fair value which is equal to cost.

Securities available-for-sale with a carrying amount of approximately $522,000 and $705,000 at December 31, 2002 and 2001, respectively, were pledged on deposit accounts.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The amortized cost and fair value of debt securities as of December 31, 2002, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                       Securities Available-for-Sale
                                   ---------------------------------------
                                          Amortized
                                            Cost            Fair Value
                                   ---------------------------------------

Due in one year or less                $    531,616       $    537,605
Due from one to five years                1,567,710          1,629,488
Due from five to ten years                2,860,999          3,038,140
Due after ten years                         776,542            868,205
Mortgage-backed securities                3,836,033          4,026,306
                                   ---------------------------------------
                                       $  9,572,900       $ 10,099,744
                                   =======================================

Gross gains of $26,352, $800 and $42 were realized on the sale of securities available-for-sale in 2002, 2001, and 2000, respectively. Gross losses of $26,875 and $1,733 were realized on the sale of securities available-for-sale in 2002 and 2001, respectively. There were no gross losses on the sale of securities available-for-sale in 2000.

Included in the interest income on securities and cash deposits was dividend income of $550,306, $827,994 and $812,366 for the years ended December 31, 2002, 2001 and 2000, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2002, 2001, and 2000, were as follows:

                                                      2002               2001               2000
                                                 ---------------------------------------------------

Unrealized holding gains (losses) arising
  during the period                               $  (22,997)        $  702,045         $1,076,046
Less reclassification adjustment for net gains
  (losses) realized in net income                       (523)              (933)                42
                                                 ---------------------------------------------------
       Net unrealized gains (losses)
          before tax (expense) benefit               (22,474)           702,978          1,076,004
Tax (expense) benefit                                  9,038           (265,647)          (402,206)
                                                 ---------------------------------------------------
          Other comprehensive income
            (loss) - net unrealized gains
            (losses) on securities                $  (13,436)        $  437,331         $  673,798
                                                 ===================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.    Loans Receivable

Loans receivable at December 31, 2002 and 2001, are summarized as follows:

                                                              2002                 2001
                                                        -------------------------------------
  First mortgage loans:
    Secured by one-to four-family residences             $ 146,457,845        $ 158,058,698
    Secured by:
      Multifamily properties                                70,778,861           74,396,461
      Commercial properties                                 71,251,023           25,722,206
    Construction loans                                       2,293,998            3,489,674
                                                        -------------------------------------
         Total first mortgage loans                        290,781,727          261,667,039
                                                        -------------------------------------

  Consumer loans:
    Automobile                                              10,114,605            9,405,642
    Second mortgage                                         38,239,932           35,619,272
    Other                                                    5,437,535            5,134,395
                                                        -------------------------------------
         Total consumer loans                               53,792,072           50,159,309
                                                        -------------------------------------

         Total loans                                       344,573,799          311,826,348

  Undisbursed portion of construction loans                   (928,855)          (1,054,645)
  Unearned premiums, net                                       623,051               37,291
  Net deferred loan origination (fees) costs, net               (3,237)              55,627
  Allowance for loan losses                                 (3,118,394)          (2,883,197)
                                                        -------------------------------------
                                                         $ 341,146,364        $ 307,981,424
                                                        =====================================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                        2002                2001               2000
                                  ------------------------------------------------------

Balance, beginning                 $  2,883,197        $  2,843,149       $  2,776,539
  Provision charged to income           383,000             210,000            120,000
  Loans charged-off                    (161,842)           (182,954)           (55,923)
  Recoveries                             14,039              13,002              2,533
                                  ------------------------------------------------------
Balance, ending                    $  3,118,394        $  2,883,197       $  2,843,149
                                  ======================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans and nonaccrual loans:

                                                          December 31,
                                              ----------------------------------
                                                   2002                2001
                                              ----------------------------------

Impaired loans without a valuation allowance   $         -         $         -
Impaired loans with a valuation allowance           642,967             276,680
                                              ----------------------------------
         Total impaired loans                  $    642,967        $    276,680
                                              ==================================

Valuation allowance related to impaired loans  $    121,737        $     58,074
                                              ==================================

Average investment in impaired loans           $    579,763        $    960,037
                                              ==================================

Nonaccrual loans                               $    642,967        $    276,680
                                              ==================================

Interest income recognized on impaired loans is insig

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

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2002 and 2001:

                                                    2002              2001
                                               --------------------------------

  Beginning balance                             $ 1,998,872       $ 1,914,673
    New loans                                       653,000           752,336
    Change in status                                (37,971)         (378,491)
    Repayments                                     (686,174)         (289,646)
                                               --------------------------------
  Ending balance                                $ 1,927,727       $ 1,998,872
                                               ================================


Note 4.  Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2002 and 2001 are $31,859,427 and $15,788,607, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $217,884 and $123,746 at December 31, 2002 and 2001, respectively.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5. Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

                                                      2002              2001
                                                 -------------------------------

  Securities                                      $    78,117       $   135,802
  Loans receivable                                  2,024,127         1,890,812
                                                 -------------------------------
                                                    2,102,244         2,026,614
  Less allowance for uncollectible interest           173,966           113,057
                                                 -------------------------------
                                                  $ 1,928,278       $ 1,913,557
                                                 ===============================


Note 6.  Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                      2002              2001
                                                --------------------------------

  Land                                           $  2,268,985      $  1,626,371
  Buildings and improvements                        6,042,167         5,936,486
  Construction in progress                            871,865                 -
  Leasehold improvements                               35,259            35,259
  Furniture, fixtures and equipment                 3,150,595         2,534,375
  Vehicles                                             96,990            89,341
                                                --------------------------------
                                                   12,465,861        10,221,832
  Less accumulated depreciation                     4,269,898         3,424,327
                                                --------------------------------
                                                 $  8,195,963      $  6,797,505
                                                ================================


Note 7.  Deposits

Deposits at December 31 were as follows:

                                                       2002            2001
                                                --------------------------------
Demand and NOW accounts:
  Noninterest bearing                            $   8,156,198    $   6,864,090
  Interest-bearing                                  36,373,805       33,766,629
Savings accounts                                    25,692,683       21,878,031
Money market savings                                23,747,823       28,096,329
Certificates of deposit                            183,029,573      178,208,652
                                                --------------------------------
                                                 $ 277,000,082    $ 268,813,731
                                                ================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

At December 31, 2002, scheduled maturities of certificates of deposit were as follows:

2003                                                             $   67,871,551
2004                                                                 55,883,789
2005                                                                 18,971,107
2006                                                                 18,007,100
2007                                                                 19,467,665
Thereafter                                                            2,828,361
                                                                 --------------
                                                                 $  183,029,573
                                                                 ==============

Interest expense on deposits consisted of the following:

                                          Years ended December 31,
                          ------------------------------------------------------
                                2002               2001                2000
                          ------------------------------------------------------

NOW accounts               $    210,043        $    295,684        $    345,100
Savings accounts                281,171             362,320             484,774
Money market savings            349,875             928,631             839,957
Certificates of deposit       8,648,832          10,367,331          10,598,895
                          ------------------------------------------------------
                           $  9,489,921        $ 11,953,966        $ 12,268,726
                          ======================================================

The aggregate amount of certificates of deposit each with a minimum denomination of $100,000 was $15,795,853 and $18,505,711 as of December 31, 2002 and 2001,
respectively.


Note 8.    Borrowed Funds

Borrowed funds at December 31, 2002, included miscellaneous borrowings of $21,287 and borrowings from Federal Home Loan Bank of Des Moines (FHLB) as follows:

             Weighted-
 Stated       Average
Maturity   Interest Rate        Amount                     Features
----------------------------------------------------------------------------------------
  2003         4.97%        $  7,000,000
  2004         4.10            5,000,000
  2005         4.31            8,000,000
  2006         4.74           13,000,000
  2007         4.52           12,000,000
  2008         5.12           14,000,000       $9.0 million callable, various dates 2003
  2009         4.74            2,500,000
  2010         5.86           18,500,000       $17.5 million callable, various dates 2003
  2011         4.83            3,000,000       All callable, various dates 2003 to 2004
  2013         5.25            2,005,151       15-year amortizing, repayable 2003
               ----         ------------
               4.97%        $ 85,005,151

At December 31, 2002, the Company had an unsecured $3,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% (3.23% at December 31, 2002) and matures October 1, 2003. There were no borrowings outstanding at December 31, 2002.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Borrowed funds at December 31, 2001, included miscellaneous borrowings of $275,466 and borrowings from the FHLB of $71,137,257. Such borrowings carried a weighted-average interest rate of 5.76% with maturities ranging from 2002 through 2013.


The FHLB borrowings are collateralized by the FHLB stock and qualifying first mortgage loans representing 120% of the total borrowings outstanding.


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

The Bank is recapturing, for income tax purposes, its tax bad debt reserves, which had accumulated since 1987, amounting to approximately $1,659,000. The tax associated with the recaptured reserves is approximately $615,000 and is being paid in years beginning in 1996 and ending in 2003. Deferred tax assets are being established for the taxes paid associated with the recaptured reserves.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2002, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                                          Years ended December 31,
                           ---------------------------------------------------
                                2002                2001              2000
                           ---------------------------------------------------

Current                     $ 3,068,047        $  2,541,049      $ 1,911,431
Deferred
                               (114,715)           (193,638)         (38,062)
                           ---------------------------------------------------
                            $ 2,953,332        $  2,347,411      $ 1,873,369

                           ===================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 2002 and 2001:

                                                                  2002             2001
                                                            ------------------------------

Deferred tax assets:
  Unearned shares, employee stock ownership plan             $    28,000      $    36,000
  Allowance for loan losses                                    1,075,000          899,000
  Deferred directors fees and compensation                        42,000           44,000
  Accrued expenses                                                46,000           24,000
  Other                                                           94,049           49,960
                                                            ------------------------------
       Total gross deferred tax assets                         1,285,049        1,052,960
                                                            ------------------------------

Deferred tax liabilities:
  Federal Home Loan Bank stock dividend                           45,000           45,000
  Loan costs                                                      17,000           30,000
  Premises and equipment                                         108,000           74,000
  Title plant                                                    160,000          140,000
  Loans acquired                                                  42,000           64,000
  Investments acquired                                            16,000           26,000
  Servicing rights                                               107,000           37,000
  Unrealized gains on securities available-for-sale              105,000          114,000
  Other                                                           76,392           38,056
                                                            ------------------------------
       Total gross deferred tax liabilities                      676,392          568,056
                                                            ------------------------------

       Net deferred tax assets                               $   608,657      $   484,904
                                                            ==============================

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

                                                             Years Ended December 31,
                                ------------------------------------------------------------------------------------
                                             2002                        2001                        2000
                                ------------------------------------------------------------------------------------
                                                    Percent                     Percent                    Percent
                                                   of Pretax                   of Pretax                  of Pretax
                                      Amount        Income         Amount       Income        Amount       Income
                                ------------------------------------------------------------------------------------

  Income before income taxes        $2,998,288        34.0%     $2,319,573       34.0%     $2,000,725       34.0%
  Nontaxable income                   (187,175)       (2.1)       (235,557)      (3.4)       (196,568)      (3.3)
  State income tax, net of
    federal income tax benefit         212,372         2.4         187,403        2.8         165,680        2.7
  State income tax refund, net of
    federal income tax benefit               -           -               -        -           (66,233)      (1.1)
  Low income housing tax
    credit                            (153,680)       (1.7)       (153,680)      (2.3)       (153,680)      (2.6)
  Goodwill amortization                      -          -          145,547        2.1         145,547        2.5
  Other                                 83,527         0.9          84,125        1.2         (22,102)      (0.4)
                                ------------------------------------------------------------------------------------

                                    $2,953,332        33.5%     $2,347,411       34.4%     $1,873,369       31.8%
                                ====================================================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 10. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. The Bank recognized $104,500 pension expense for the year ended December 31, 2002, which relates to the first six months of the pension plan's fiscal year ended June 30, 2003. There was no pension expense for the years ended December 31, 2001 and 2000.

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

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Company's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Company's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2002 and 2001.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $436,984, $369,907 and $287,295 for the years ended December 31, 2002, 2001, and 2000, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2002 and 2001, are as follows:

                                                          2002           2001
                                                      --------------------------

Allocated shares                                          154,212        135,848
Unreleased (unearned) shares                               32,588         49,246
                                                      --------------------------
                                                          186,800        185,094
                                                      ==========================

Fair market value of unreleased (unearned) shares     $ 1,010,228    $ 1,013,975
                                                      ==========================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights, which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options. The Plan was modified in 2001 when the Company authorized the granting of 40,000 additional shares of common stock.

The Plan authorizes the granting of stock options for a total of 441,105 shares of common stock. All options are granted at an exercise price, which is the market price of the common stock on the grant date.

Options granted to officers become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996, receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors are exercisable immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

                                                                    Weighted-
                                                                    Average
                                                                    Exercise
                                                   Number           Price per
                                                 of Shares           Share
                                              ---------------------------------

  Outstanding, December 31, 1999                  294,710         $   14.01
    Granted                                        13,000             15.44
    Forfeited                                      (4,400)            14.84
    Exercised                                      (4,600)            12.82
                                              ---------------------------------
  Outstanding, December 31, 2000                  298,710             14.08
    Granted                                        28,000             19.21
    Forfeited                                      (3,800)            19.12
    Exercised                                     (38,000)            12.94
                                              ---------------------------------
  Outstanding, December 31, 2001                  284,910             14.67
    Granted                                        11,000             20.59
    Forfeited                                      (1,000)            16.95
    Exercised                                     (73,100)            12.48
                                              ---------------------------------
  Outstanding, December 31, 2002                  221,810         $   15.67
                                              =================================

  Options exercisable                             180,710         $   14.94
                                              =================================

  Remaining shares available for grant             74,605
                                              ===============

As of December 31, 2002, the 221,810 options outstanding under the Plan have exercise prices between $12.38 and $22.52. The weighted average fair value per option of options granted during the years ended December 31, 2002, 2001, and 2000, were $4.20, $4.48 and $3.88, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the federal regulatory agency categorize the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since those notifications that management believes have changed the category.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                        To Be Well
                                                                                    Capitalized Under
                                                             For Capital            Prompt Corrective
                                      Actual              Adequacy Purposes         Action Provisions
                            -----------------------    ----------------------    -----------------------
                               Amount      Ratio          Amount      Ratio        Amount       Ratio
                            ----------------------------------------------------------------------------
                               (000's)                    (000's)                  (000's)

As of December 31, 2002:
  Total Capital (to risk
    weighted assets)         $ 33,870       12.4%       $ 21,805       8.0%       $ 27,256       10.0%
  Tier 1 Capital (to risk
    weighted assets)           30,803       11.3          10,902       4.0          16,354        6.0
  Tier I  (Core) Capital
    (to adjusted assets)       30,803        7.8          11,917       3.0          19,862        5.0
  Tangible Capital (to
    adjusted assets)           30,803        7.8           5,959       1.5               -        -
As of December 31, 2001:
  Total Capital (to risk
    weighted assets)         $ 32,048       14.3%       $ 17,982       8.0%       $ 22,478       10.0%
  Tier 1 Capital (to risk
    weighted assets)           29,239       13.0           8,991       4.0          13,487        6.0
  Tier I  (Core) Capital
    (to adjusted assets)       29,239        7.8          11,191       3.0          18,652        5.0
  Tangible Capital (to
    adjusted assets)           29,239        7.8           5,596       1.5               -        -


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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 12. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                    2002             2001            2000
                                               --------------------------------------------------

Advertising and promotion                       $   277,702      $   211,221      $   237,482
Professional fees                                   194,055          180,155          152,648
Printing, postage, stationery and supplies          437,453          382,832          364,308
Checking account charges                            335,458          338,521          329,821
Insurance                                           106,826           83,602           84,058
OTS general assessment                               88,799           84,138           77,831
Telephone                                           140,575          123,867          120,302
ATM costs                                            56,796          105,156          106,821
Employee costs                                      164,508          133,380          132,981
Other                                               772,847          684,201          802,024
                                               -----------------------------------------------
                                                $ 2,575,019      $ 2,327,073      $ 2,408,276
                                               ===============================================


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

A summary of the contract amount of the Bank's exposure to off-statement financial condition risk for commitments to extend credit is as follows:

                                                                  Contract or Notional Amount
                                                                -------------------------------
                                                                          December 31,
                                                                -------------------------------
                                                                     2002              2001
                                                                -------------------------------

Mortgage loans (including one-to four-family and multifamily
  loans)                                                         $ 8,191,023      $ 11,039,666
Undisbursed overdraft loan privileges and undisbursed home
  equity lines of credit                                           2,094,819         1,767,665


At December 31, 2002, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 6.44% and fixed-rate commitments carrying a weighted-average interest rate of 5.48%.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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


Note 14. Lending Activities and Concentrations of Credit Risk

The Bank generally originates single-family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $135,590,000 of the Bank's first mortgage loan portfolio at December 31, 2002, consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $33,880,000, Colorado with $20,964,000, and Wisconsin with $14,273,000. These are generally multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

The Company has interest bearing deposits of approximately $13,026,000, on deposit at the FHLB at December 31, 2002. In the opinion of management, no material risk of loss exists due to the financial condition of the FHLB.

Note 15.   Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2002 and 2001, were as follows:

                                              2002                                    2001
                              ------------------------------------    ---------------------------------
                                  Carrying             Fair                Carrying           Fair
                                   Amount              Value                Amount            Value
                              -------------------------------------------------------------------------
                                                   (nearest 000)                         (nearest 000)
Financial assets:
  Cash                         $  15,168,601      $  15,169,000        $  19,908,902    $  19,909,000
  Securities                      22,833,742         22,834,000           31,365,731       31,366,000
  Loans, net                     341,146,364        347,684,000          307,981,424      308,913,000
  Loans held for sale              2,372,134          2,408,000            1,605,710        1,625,000
  Accrued interest
    receivable                     1,928,278          1,928,000            1,913,557        1,914,000
Financial liabilities:
  Deposits                       277,000,082        284,278,000          268,813,731      274,166,000
  Borrowed funds                  85,026,438         90,971,000           71,412,723       70,735,000
  Accrued interest payable           129,899            130,000              422,686          423,000

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 16.   Reorganization and Conversion to Stock Ownership

In 1996, the Company completed a Plan of Conversion and Reorganization, whereby the Company became a publicly traded Iowa corporation and the previous mutual organization ceased to exist. The Plan provided that when the conversion was completed, a "Liquidation Account" would be established in an amount equal to the amount of any dividends waived by the previous mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank's total stockholders' equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

Note 17.   Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share -diluted, for the years ended December 31:

                                                     2002             2001             2000
                                                -----------------------------------------------
Numerator, income available to common
  stockholders                                   $ 5,865,161      $ 4,474,863      $ 4,011,117
                                                ===============================================

Denominator:
  Weighted-average shares outstanding              1,680,679        1,823,100        2,042,140
  Less unallocated ESOP                               42,930           60,200           78,454
                                                -----------------------------------------------
  Weighted-average shares outstanding-basic        1,637,749        1,762,900        1,963,686
  Dilutive effect of stock options                   101,786           93,743           42,654
                                                -----------------------------------------------
Weighted-average shares outstanding-
  assuming dilution                                1,739,535        1,856,643        2,006,340
                                                ===============================================

Basic earnings per common share                  $      3.58       $     2.54       $     2.04
Earnings per common share-assuming dilution             3.37             2.41             2.00

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 18.   North Central Bancshares, Inc. (Parent Company Only) Financial
           Statements

                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2002 and 2001

                                                            2002                   2001
                                                      ---------------------------------------

ASSETS
Cash                                                   $    410,620          $     177,959
Securities available-for-sale                                 3,398                279,018
Loan receivables, net                                     1,491,000                571,000
Investment in First Federal Savings Bank of Iowa         37,029,542             35,318,962
Income taxes receivable                                     108,269                 83,013
Deferred taxes                                                4,127                      -
                                                      --------------------------------------

         Total assets                                  $ 39,046,956          $  36,429,952
                                                      ======================================

LIABILITIES AND EQUITY

LIABILITIES
  Borrowed funds                                       $         -           $     250,000
  Dividend payable                                          295,250                256,587
  Accrued expenses and other liabilities                      3,502                    399
  Deferred taxes                                                  -                 10,217
                                                      --------------------------------------

         Total liabilities                                  298,752                517,203
                                                      --------------------------------------

EQUITY
  Common stock                                               16,403                 17,003
  Additional paid-in capital                             17,011,095             16,780,875
  Retained earnings                                      21,862,248             19,402,706
  Unearned shares, employee stock ownership plan           (318,097)              (477,826)
  Accumulated other comprehensive income                    176,555                189,991
                                                      --------------------------------------

         Total equity                                    38,748,204             35,912,749
                                                      --------------------------------------

         Total liabilities and equity                  $ 39,046,956          $  36,429,952
                                                      ======================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                              STATEMENTS OF INCOME
                  Years Ended December 31, 2002, 2001, and 2000

                                                   2002              2001              2000
                                             ---------------------------------------------------
Operating income:
  Equity in net income of subsidiary          $   5,901,383     $   4,525,221     $   4,050,607
  Interest income                                    53,759            69,842           118,392
  Gain (loss) on sale of securities
    available-for-sale, net                          26,352              (933)               42
                                             ---------------------------------------------------
                                                  5,981,494         4,594,130         4,169,041
                                             ---------------------------------------------------

Operating expenses:
  Interest expense                                      844               394                 -
  Salaries and employee benefits                     22,150            33,250            47,400
  Other                                             112,759           118,804           145,921
                                             ---------------------------------------------------
                                                    135,753           152,448           193,321
                                             ---------------------------------------------------

         Income before income taxes               5,845,741         4,441,682         3,975,720

Provision for income taxes (benefits)               (19,420)          (33,181)          (35,397)
                                             ---------------------------------------------------

         Net income                           $   5,865,161     $   4,474,863     $   4,011,117
                                             ===================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2002, 2001, and 2000

                                                                   2002            2001            2000
                                                             -----------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                  $  5,865,161    $  4,474,863    $  4,011,117
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Equity in net income of First Federal Savings
      Bank of Iowa                                              (5,901,383)     (4,525,221)     (4,050,607)
    Dividends received from First Federal Savings
      Bank of Iowa                                               5,000,000       4,750,000       7,100,000
    (Gain) loss on sale of securities available-for-sale           (26,352)            933             (42)
    Change in deferred income taxes                               (375,748)       (107,233)        (29,906)
    Change in assets and liabilities:
      Income taxes receivable                                      (25,256)        (11,384)        (40,820)
      Prepaid expenses and other assets                                  -               -          11,549
      Accrued expenses and other liabilities                         3,103             399         (32,639)
                                                             -----------------------------------------------
         Net cash provided by operating activities               4,539,525       4,582,357       6,968,652
                                                             -----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in loan receivables                     (920,000)        530,000        (150,000)
  Proceeds from sale of securities available-for-sale              277,727         220,125          24,792
                                                             -----------------------------------------------
         Net cash provided by (used in) investing
           activities                                             (642,273)        750,125        (125,208)
                                                             -----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings                (250,000)        250,000               -
  Purchase of treasury stock                                    (3,569,328)     (5,280,545)     (5,799,736)
  Proceeds from issuance of treasury stock                       1,283,365         557,640          54,470
  Dividends paid                                                (1,128,628)     (1,028,210)       (941,692)
                                                             -----------------------------------------------
         Net cash (used in) financing activities                (3,664,591)     (5,501,115)     (6,686,958)
                                                             -----------------------------------------------

         Net increase (decrease) in cash                           232,661        (168,633)        156,486

CASH
  Beginning                                                        177,959         346,592         190,106
                                                             -----------------------------------------------
  Ending                                                      $    410,620    $    177,959    $    346,592
                                                             ===============================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 19.   Quarterly Results of Operations (Unaudited)

                                                       Year Ended December 31, 2002
                                         -----------------------------------------------------------
                                            First          Second           Third          Fourth
                                           Quarter         Quarter         Quarter         Quarter
                                         -----------------------------------------------------------
                                                   (In thousands, except per share amounts)

Interest income                           $    6,531     $    6,760      $    6,937      $    6,737
Interest expense                               3,493          3,498           3,533           3,387
                                         -----------------------------------------------------------
         Net interest income                   3,038          3,262           3,404           3,350
Provision for loan losses                        180             90              56              57
                                         -----------------------------------------------------------
         Net interest income after
           provision for loan losses           2,858          3,172           3,348           3,293
                                         -----------------------------------------------------------

Noninterest income:
  Fees and service charges                       589            596             662             528
  Abstract fees                                  397            402             436             451
  Other income                                   329            388             411             540
                                         -----------------------------------------------------------
         Total noninterest income              1,315          1,386           1,509           1,519
                                         -----------------------------------------------------------

Noninterest expense:
  Salaries and employee benefits               1,266          1,324           1,261           1,372
  Premises and equipment                         309            302             261             320
  Data processing                                129            132             131             152
  SAIF deposit insurance premiums                 12             12              12              11
  Other                                          650            635             616             675
                                         -----------------------------------------------------------
         Total noninterest expense             2,366          2,405           2,281           2,530
                                         -----------------------------------------------------------

Income before income taxes                     1,807          2,153           2,576           2,282
Provision for income tax expense                 576            729             868             780
                                         -----------------------------------------------------------
         Net income                       $    1,231     $    1,424      $    1,708      $    1,502
                                         ===========================================================

Basic earnings per share                  $     0.75     $    0.87       $     1.04      $    0.92
                                         ===========================================================

Diluted earnings per share                $     0.71     $    0.81       $     0.98      $    0.87
                                         ===========================================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                         Year Ended December 31, 2001
                                          -----------------------------------------------------------
                                             First          Second           Third          Fourth
                                            Quarter         Quarter         Quarter         Quarter
                                          -----------------------------------------------------------
                                                    (In thousands, except per share amounts)

Interest income                            $    7,040     $    6,922      $    6,894      $    6,644
Interest expense                                4,381          4,255           4,105           3,773
                                          -----------------------------------------------------------
         Net interest income                    2,659          2,667           2,789           2,871
Provision for loan losses                          30             60              60              60
                                          -----------------------------------------------------------
         Net interest income after
           provision for loan losses            2,629          2,607           2,729           2,811
                                          -----------------------------------------------------------

Noninterest income:
  Fees and service charges                        409            471             503             610
  Abstract fees                                   302            378             388             438
  Other income                                    328            386             377             502
                                          -----------------------------------------------------------
         Total noninterest income               1,039          1,235           1,268           1,550
                                          -----------------------------------------------------------

Noninterest expense:
  Salaries and employee benefits                1,100          1,048           1,127           1,225
  Premises and equipment                          297            289             290             350
  Data processing                                 106            117             117             130
  SAIF deposit insurance premiums                  13             13              13              11
  Goodwill                                        118            118             118             118
  Other                                           540            599             570             619
                                          -----------------------------------------------------------
         Total noninterest expense              2,174          2,184           2,235           2,453
                                          -----------------------------------------------------------

Income before income taxes                      1,494          1,658           1,762           1,908
Provision for income tax expense                  513            548             608             678
                                          -----------------------------------------------------------
         Net income                        $      981     $    1,110      $    1,154      $    1,230
                                          ===========================================================

Basic earnings per share                   $     0.53     $     0.62      $     0.66      $     0.73
                                          ===========================================================

Diluted earnings per share                 $     0.51     $     0.59      $     0.62      $     0.69
                                          ===========================================================

Note 20.   Restrictions on Cash and Due From Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,785,000 and $1,220,000 at December 31, 2002 and 2001, respectively.

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

         KaRene Egemo is the owner of Egemo Realty, Inc. in Fort Dodge, Iowa.

         Robert H. Singer, Jr. is the executive director of the Fort Dodge Area Chamber of Commerce. Mr. Singer was formerly the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

         Mark Thompson is the owner of Mark Thompson, CPA, P.C. , in Fort Dodge, Iowa and has been a certified public accountant since 1978.

         Craig R. Barnes is a Senior Vice President for Commercial Capital Markets for Washington Mutual. Mr. Barnes was formerly the Executive Director of International Products for Principal Capital Management, a member of the Principal Financial Group.


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


                                      Price Range ($)
                                 -----------------------
                                                            Dividends Declared
         Quarter Ended            High           Low             Per Share
-----------------------------    ------         ------      ------------------
2001
    First Quarter............    20.375         17.250             0.15
    Second Quarter...........    21.000         19.563             0.15
    Third Quarter............    23.260         20.950             0.15
    Fourth Quarter...........    22.350         19.730             0.15
2002
    First Quarter............    23.880         20.000             0.18
    Second Quarter...........    29.400         23.350             0.18
    Third Quarter............    28.989         23.000             0.18
    Fourth Quarter ..........    31.000         27.100             0.18

----------

The Company's Common Stock was traded at $33.94 as of March 10, 2003.

Information Relating to the Company's Common Stock

         As of March 10, 2003, the Company had 1,482 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,613,380 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.21 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

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

         Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be dependent primarily upon the dividends from the Bank. The Holding Company is subject to the requirements of Iowa law, which prohibit the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Holding Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 25, 2003 at the Trolley Center, located at 900 Central Avenue, Fort Dodge, Iowa.

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

                                          Transfer Agent
Special Counsel                           Computershare Investor Services
Thacher Proffitt & Wood                   350 Indiana Street Suite 800
1700 Pennsylvania Avenue, N.W.,           Golden, Colorado  80401
Suite 800                                 (303) 262-0600 or 800-962-4284
Washington, D.C.  20006                   e-mail: inquire@computershare.com
                                          www.computershare.com

 Publications - Annual Report on Form 10-K

         A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 2002 will be furnished without charge to shareholders as of March 10, 2003 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings.


Dividend Reinvestment and Stock Purchase Plan

         This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

         For more information, contact Computershare Investor Services (see address above) or visit Computershare's Web site at www.computershare.com.