Form 10-K, Exhibit 13
period 2003-12-31
NORTH CENTRAL BANCSHARES INC
filed 2004-03-29
CIK 1005188

Exhibit 13.1  Annual Report to Shareholders


                         NORTH CENTRAL BANCSHARES, INC.

                        Holding Company for First Federal
                              Savings Bank of Iowa






                               2003 ANNUAL REPORT

                                TABLE OF CONTENTS


MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER................3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA................................4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............................7

INDEX TO FINANCIAL STATEMENTS.................................................27

QUARTERLY RESULTS OF OPERATIONS (Unaudited)...................................58

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK................................61

SHAREHOLDER INFORMATION.......................................................62



This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products. The Company does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

                     MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2003. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

         For the year ended December 31, 2003, North Central Bancshares' net income was $5,848,000 or $3.48 diluted earnings per share, as compared to $5,865,000, or $3.37 diluted earnings per share, for the year ended December 31, 2002. Some of our achievements during the past year include:

                                 2003 HIGHLIGHTS

     *    Total earnings per share, assets and loans reached new Company highs.
          o    Diluted earnings per share reached a new high of $3.48.
          o    Total assets grew to a new high of $424.0 million.
          o    Total net loans increased $21.8 million.

     * Repurchased a total of 94,700 shares or 5.8% of outstanding stock during the year ended December 31, 2003.

     * Increased quarterly dividends in April, 2003 to $0.21 per share, a 16.7% increase.

     * Moved into a newly constructed 5,000 sq. ft. full service office in Ankeny, Iowa.

     * Opened a new office in Clive, Iowa and began construction on a permanent 5,000 sq. ft. full service facility.

     * Completed construction on a $1.6 million 23 unit Low Income Housing Tax Credit elderly apartment building in Fort Dodge and achieved 100% leaseup.

     *    Originated a record $118 million of Single Family Mortgage Loans.

         Sadly, on another note, Director KaRene Egemo lost her valiant battle against cancer on February 18, 2004. During KaRene's 11 year tenure as a director she was an important part of the evolution of the Company from a mutual savings and loan to a fully stock savings bank holding company. We will sorely miss her wise counsel and positive attitude. KaRene was a very special person and we extend our condolences to her family.

         I want to thank our outstanding staff who helped make 2003 another successful year for the Company. The directors, officers and staff of North Central Bancshares, and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.

                            Sincerely,


                            /s/David M. Bradley
                            -------------------
                            David M. Bradley, CPA
                            Chairman, President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                      At December 31,
                                                      ---------------
                                    2003       2002       2001       2000       1999
                                    ----       ----       ----       ----       ----
                                                     (In thousands)
                                                     --------------
Selected Consolidated Financial
  Condition Data:
Total assets ..................   $424,009   $403,872   $379,375   $388,998   $367,433
Cash (noninterest-bearing) ....      2,894      2,143      2,259      2,519      8,542
Loans receivable, net:(1)
  First mortgage loans secured
    by one-to four-family
    residences ................    171,468    147,479    159,943    174,413    161,547
  First mortgage loans secured
    by multifamily properties .     69,507     70,194     73,311     74,644     71,503
  First mortgage loans secured
    by commercial properties ..     68,933     70,502     25,263     23,825     17,470
  Consumer loans ..............     53,051     52,971     49,464     45,144     36,239
                                   -------    -------    -------    --------   -------
    Total loans receivable, net    362,959    341,146    307,981    318,026    286,759
Investment securities(2) ......     34,077     35,859     49,016     49,682     53,820
Deposits ......................    283,964    277,000    268,814    261,167    271,031
Borrowed funds ................     95,005     85,026     71,413     88,592     55,715
Total shareholders' equity ....     41,592     38,748     35,913     36,398     38,127

                                              For the Year Ended December 31,
                                              -------------------------------
                                        2003      2002      2001      2000      1999
                                        ----      ----      ----      ----      ----
                                                      (In thousands)
                                                      --------------
Selected Operating Data:
Interest income ...................   $25,456   $26,965   $27,500   $27,284   $24,556
Interest expense ..................    12,342    13,911    16,514    16,707    13,604
                                      -------   -------   -------   -------   -------
   Net interest income before
     provision for loan losses ....    13,114    13,054    10,986    10,577    10,952
Provision for loan losses .........       255       383       210       120       120
                                      -------   -------   -------   -------   -------
   Net interest income after
     provision for loan losses ....    12,859    12,671    10,776    10,457    10,832
                                      -------   -------   -------   -------   -------
Noninterest income:
     Fees and service charges .....     2,864     2,375     1,993     1,592     1,485
     Abstract fees ................     1,811     1,686     1,506     1,233     1,421
     Other income .................     1,895     1,668     1,593     1,189     1,157
                                      -------   -------   -------   -------   -------
       Total noninterest income ...     6,570     5,729     5,092     4,014     4,063
                                      -------   -------   -------   -------   -------
Noninterest expense:
     Salaries and employee benefits     5,950     5,223     4,500     4,103     4,026
     Premises and equipment .......     1,287     1,192     1,226     1,092       931
     Data processing ..............       578       544       470       455       522
     Goodwill .....................      --        --         472       472       472
     Other expenses ...............     3,045     2,623     2,378     2,465     2,503
                                      -------   -------   -------   -------   -------
       Total noninterest expense ..    10,860     9,582     9,046     8,587     8,454
                                      -------   -------   -------   -------   -------
Income before income taxes ........     8,569     8,818     6,822     5,884     6,441
Income tax expense ................     2,721     2,953     2,347     1,873     2,241
                                      -------   -------   -------   -------   -------
   Net income .....................   $ 5,848   $ 5,865   $ 4,475   $ 4,011   $ 4,200
                                      =======   =======   =======   =======   =======

                                                         At or for the Year Ended December 31,
                                                         -------------------------------------
                                                   2003      2002        2001       2000        1999
                                                   ----      ----        ----       ----        ----
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities) .....................        3.01%     3.15%       2.68%      2.57%        2.86%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets) ..........................        3.26      3.44        3.03       2.95         3.35
Return on average assets (net income
  divided by average total assets) .........        1.38      1.47        1.17       1.06         1.21
Return on average equity (net income
  divided by average equity) ...............       14.65     15.57       12.21      11.08         9.51
Noninterest income to average assets .......        1.55      1.43        1.33       1.07         1.21
Efficiency ratio(3) ........................       55.17     51.01       56.26      58.85        56.30
Noninterest expense to average assets ......        2.56      2.40        2.36       2.28         2.45
Net interest income after provision for
  loan losses to noninterest expenses ......      118.40    132.24      119.12     121.78       128.13
Financial Condition Ratios: (%) (4)
Equity to assets at period end .............        9.81      9.59        9.47       9.36        10.38
Tangible equity to tangible assets
    at period end (5) (6) ..................        8.54      8.25        8.03       7.84         8.68
Average shareholders' equity divided by
  average total assets .....................        9.40      9.42        9.57       9.61        12.77
Average tangible shareholders equity divided
    by average tangible total assets (5) (6)        8.12      8.06        8.10       8.00        10.94
Average interest-earning assets to average
  interest-bearing liabilities .............      108.27    107.91      107.54     108.31       112.05
Asset Quality Ratios: (%) (4)

Nonaccrual loans to total net loans ........        0.17      0.19        0.09       0.33         0.07
Nonperforming assets to total assets(7) ....        0.49      0.35        0.36       0.28         0.20
Allowance for loan losses as a percent of
  total loans receivable at end of period ..        0.86      0.90        0.92       0.88         0.95
Allowance for loan losses to nonaccrual
  loans ....................................      515.02    485.00    1,042.07     274.08     1,301.13
Per Share Data:
Book value per share .......................     $ 25.92   $ 23.62   $   21.12    $ 19.04    $   16.86
Tangible book value per share(5) ...........       22.24     20.03       17.65      15.71        13.83
Basic earnings per share (8) ...............        3.69      3.58        2.54       2.04         1.64
Diluted earnings per share (9) .............        3.48      3.37        2.41       2.00         1.60
Dividends declared per share ...............        0.84      0.72        0.60       0.50         0.40
Dividend payout ratio ......................        0.23      0.20        0.25       0.25         0.24

_______________________

(Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses, plus premiums. The allowance for loan losses at December 31, 2003, 2002, 2001, 2000 and 1999 was $3.2 million, $3.1 million, $2.9 million, $2.8 million and $2.8 million, respectively.

(2)      Includes interest-bearing deposits.

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2003, 2002, 2001, 2000 and 1999 was $5.9 million, $5.9 million, $5.9 million, $6.4 million and $6.8 million, respectively.

(6) Tangible assets consist of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2003, 2002, 2001, 2000 and 1999 was $5.9 million, $5.9 million, $5.9 million, $6.4 million, and $6.8 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans and foreclosed real estate.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2003, 2002, 2001, 2000 and 1999 were 1,583,568,
         1,637,749, 1,762,900, 1,963,686 and 2,562,940, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2003, 2002, 2001, 2000 and 1999 were 1,679,046, 1,739,535, 1,856,643,
         2,006,340 and 2,621,542, respectively.

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

         The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the Federal Home Loan Bank of Des Moines (the "FHLB"). Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, data processing and other expenses. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Executive Overview

         North Central Bancshares, Inc.'s business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community oriented financial institution;
(2) increasing loan and deposit balances in existing branch offices as well as by establishing de novo branch offices in markets where population growth trends are positive such as the Des Moines, Iowa metropolitan area; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements;
(6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through increases in fees and service charges.

      The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our stockholder value strategy. Our stockholder value strategy has three major themes: (1) enhancing our shareholders' value; (2) making our retail banking franchise more valuable; and (3) efficiently utilizing our capital.

      Management believes the following points were the most important to that analysis this year:

    o Earnings per share and dividends per share have increased each year since the Company's inception in 1996. A key factor in these increases is the Company's stock repurchase programs. An active stock repurchase program has consistently been used by the Company to manage capital and increase earnings per share. Since the Company's inception it has repurchased 2,591,567 shares at a cost of $46.8 million as of December 31, 2003.

    o The Bank continues to open new offices in market areas where population growth trends are positive. A temporary office was opened in Clive, Iowa in October, 2003. The Clive office's permanent location opened in March, 2004. The Bank opened a permanent office in Ankeny, Iowa in February, 2004. Both of these locations are in suburbs of Des Moines which is Iowa's largest metropolitan area. The Company will continue to analyze de novo branch opportunities in the Des Moines metropolitan area.

        Noninterest expenses have increased during the years ended December 31, 2003 and 2002 in part due to the Company's strategy of opening de novo branch offices. We believe that this strategy will result in loan and deposit growth for the Company but will negatively impact net earnings until each de novo branch achieves profitability.

    o Consistent with the Bank's emphasis on attracting and retaining core deposits, deposit fee growth continued a strongly positive trend. The growth in core deposits is due in part to a new direct mail marketing program implemented in early 2003 emphasizing checking accounts. This direct mail program is ongoing and is expected to result in a continued growth in core deposits and fee income. Marketing expenses are expected to remain at 2003 levels for 2004.

    o Our exposure to interest rate risk has increased from the prior year. This is due in part to the increase in the one year repricing of certificates of deposit and the decrease in the speed in which customers prepaid their loans. Also, beginning in 2002, the Company began to retain a portion of the 15 year fixed rate one- to four-family real estate loans it originates.

    o Management believes that the allowance for loan losses is adequate. The allowance for loan losses to nonaccrual loans was 515.02% at December 31, 2003. Net annualized chargeoffs for 2003 were .06% of total loans and have averaged under .04% of total loans for the past five years. During 2003, the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one- to four-family first mortgage real estate loans, which carry a lower level of credit risk than other loans in the portfolio. The Company's provision for loan losses in 2003 was $255,000.

    o The Company lowered its effective tax rate through the use of federal Low Income Housing Tax Credits (LIHTC). The Company owns and operates two elderly LIHTC projects in Fort Dodge. These projects will generate $278,000 in federal income tax credits in 2004.

    o Purchases and originations of out of state real estate loans remained an integral part of the Company's business o plan. The Company has purchased and originated out of state real estate loans to supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically.

Critical Accounting Policies

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" and disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

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

         The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the

Company's market area and the expected trend of those economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or less than future charge-offs.

         Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in a purchase acquisition. Goodwill is tested for impairment at least annually.

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family real estate and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans, consumer loans and securities issued or guaranteed by the United States Government or agencies thereof, State and Local Obligations and mortgage-backed securities; (3) emphasizing growth in core deposits, which include demand deposit, NOW, money market and savings accounts; (4) maintaining capital in excess of regulatory requirements; (5) controlling noninterest expenses; (6) managing interest rate risk exposure while achieving desirable levels of profitability; and (7) increasing noninterest income through other increases in fees and service charges.

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

         Retail Deposit Base. In 2003, the Company had ten offices located in Fort Dodge, Ames, Nevada, Perry, Ankeny, Clive, Burlington and Mount Pleasant, Iowa. At December 31, 2003, 36.7% of the deposit base, or $104.3 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize growth in core deposits.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2003, 40.5% of the Company's total assets consisted of one-to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2003, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $16.9 million of one-to four-family residential mortgage loans, or 4.6% of the Company's total loan portfolio, and $61.0 million of multifamily real estate loans, or 16.6% of the Company's total loan portfolio and $60.5 million of commercial real estate loans, or 16.5% of the Company's total loan portfolio. At December 31, 2003, the Company's ratio of nonperforming assets to total assets was 0.49%. The Company also invests in State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

         Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2003 was $1.8 million, offset by noninterest expense attributable to First Iowa. In addition, the Company has attempted to increase noninterest income through emphasizing growth in core deposit accounts, mortgage banking income, annuity and mutual fund sales and insurance sales.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2003, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $23.0 million, representing a one-year gap to total assets ratio of negative 5.4% as compared to a positive 4.0% at December 31, 2002. To manage the Company's interest rate exposure, the Company emphasizes the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in mortgage-backed securities, municipal securities and equity securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. In addition, the Company generally sells all fixed rate one-to-four family residential loans with maturities in excess of fifteen years. See "-- Discussion of Market Risk -- Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2003, $237,000, or 4.6%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $2.4 million, or 47.4%, was scheduled to mature in one to five years and $2.5 million, or 48.0%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2003, totaled $92.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $170.0 million as of December 31, 2003. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2003, the Company had outstanding loan commitments of $10.6 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

        The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments and the proceeds from the exercise of stock options. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2003, the Holding Company repurchased 94,700 shares of its Common Stock. The Company has determined that a share buyback is appropriate to enhance shareholder value as such repurchases generally increase earnings per share, return on average assets and on average equity, three performance benchmarks against which bank and thrift holding companies are often measured. The Company buys stock in the open market whenever the price of the stock is deemed reasonable and the Company has funds available for the purchase. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 15 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

         The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2003, 2002 and 2001, the Company's disbursements for loan originations and purchases totaled $205.4 million, $210.3 million and $150.4 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and call of securities and FHLB advances. Net cash flows provided by (used in) investing activities amounted to $(31.1) million, $(27.6) million and $20.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net cash flows provided by (used in) financing activities amounted to $13.9 million, $18.3 million and $(15.0) million for the years ended December 31, 2003, 2002 and 2001, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2003 with tangible and leverage capital ratios of 7.6% and a total risk-based capital ratio of 12.4%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholders' equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2003:

                                                 Capital             Excess
                              Amount           Requirements          Capital
                              ------           ------------          -------
                                             (In thousands)
Tangible capital.......    $  31,816           $   6,270           $  25,546
Core capital...........       31,816              12,541              19,275
Risk-based capital.....       34,958              22,554              12,404


Discussion of Market Risk--Interest Rate Sensitivity Analysis

         As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2003, 37.7% of the Company's total loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2003, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

         The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

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

         The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and equity securities. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. In addition, the Company generally sells all fixed rate one-to-four family residential loans with maturities in excess of fifteen years.

         At December 31, 2003, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $23.0 million, representing a one-year gap ratio of negative 5.4%, compared to a one-year gap ratio of positive 4.0% at December 31, 2002. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                             At December 31, 2003 (1)
                                                                             ------------------------
                                             Within         1-3          3-5          5-10         10-20       Over 20
                                             1 Year        Years        Years        Years         Years        Years        Total
                                             ------        -----        -----        -----         -----        -----        -----
                                                                             (Dollars in thousands)

Interest-earning assets:
   First mortgage loans
     Adjustable (2) ...................... $  70,509     $  69,298    $  51,730    $    --       $    --      $    --      $ 191,537
     Fixed (2) ...........................    20,503        39,829       27,421       33,535         7,310          977      129,575
  Consumer and other loans ...............    19,816        22,864        9,027        2,180           148         --         54,035
  Investment securities(3)(4) ............    17,495         4,021          506        3,032          --           --         25,054
                                           ---------     ---------    ---------    ---------     ---------    ---------    ---------
     Total interest-earning assets ....... $ 128,323     $ 136,012    $  88,684    $  38,747     $   7,458    $     977    $ 400,201
                                           =========     =========    =========    =========     =========    =========    =========

Rate sensitive liabilities:
   Savings accounts ...................... $   4,720     $   7,169    $   4,939    $   6,629     $   3,640    $     668    $  27,765
   NOW accounts ..........................    15,393        15,807        6,273        3,719           406            4       41,602
   Money market accounts .................    20,370         5,415         --           --            --           --         25,785
   Certificate accounts ..................    92,660        56,268       30,722         --            --           --        179,650
   Noninterest bearing deposits ..........     9,161          --           --           --            --           --          9,161
   FHLB advances and other ...............     9,002        27,503       27,491       31,009          --           --         95,005
                                           ---------     ---------    ---------    ---------     ---------    ---------    ---------
      liabilities(5)......................
       Total interest-bearing liabilities  $ 151,306     $ 112,162    $  69,425    $  41,357     $   4,046    $     672    $ 378,968
                                           =========     =========    =========    =========     =========    =========    =========


Interest sensitivity gap ................. $ (22,983)    $  23,850    $  19,259    $  (2,610)    $   3,412    $     305
Cumulative interest-sensitivity gap ...... $ (22,983)    $     867    $  20,126    $  17,516     $  20,928    $  21,233

   Interest sensitivity gap to total .....     (5.42)%        5.62%        4.54%       (0.62)%        0.80%        0.07%
Cumulative interest-sensitivity gap to ...     (5.42)         0.20         4.75         4.13          4.94         5.01
     total assets
Ratio of interest-earning assets to ......     84.81        121.26       127.74        93.69        184.33       145.39       105.60
    interest-bearing liabilities
Cumulative ratio of interest-earning .....     84.81        100.33       106.05       104.68        105.53       105.60       105.60
    assets to interest-bearing liabilities

Total assets ............................. $ 424,009     $ 424,009    $ 424,009    $ 424,009     $ 424,009    $ 424,009    $ 424,009
Cumulative interest bearing assets ....... $ 128,323     $ 264,335    $ 353,019    $ 391,766     $ 399,224    $ 400,201    $ 400,201
Cumulative interest sensitive liabilities  $ 151,306     $ 263,468    $ 332,893    $ 374,250     $ 378,296    $ 378,968    $ 378,968

(1) The following assumptions were used in regard to prepayment speed for loans: (i) all multifamily loans (both fixed and adjustable rate) and all commercial real estate loans (both fixed and adjustable rate) will prepay at 10 percent per year, (ii) one-to four-family fixed rate loans will prepay at 12 percent per year, (iii) one-to four-family adjustable rate loans, mortgage backed securities and all other loans will prepay at 15 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Includes $7.1 million and $1.9 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $7.1 million and securities available for sale of $12.0 million.

(4) Includes $5.0 million of FHLMC preferred stock and $1.0 million of FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.

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

         Net Portfolio Value Analysis. As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the "market value of portfolio equity" ("NPV") methodology which the OTS has adopted as part of its capital regulations.

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

         Presented below, as of December 31, 2003, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

            Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                         Net Portfolio Value            NPV as % of PV of Assets
                         -------------------            ------------------------
Change in Rates   $ Amount      $ Change     % Change     NPV Ratio     Change
---------------   --------      --------     --------     ---------     ------
                             (Dollars in thousands)

    +300 bp         34,164       -5,548         -14          8.20       -90bp
    +200 bp         37,029       -2,683          -7          8.74       -36bp
    +100 bp         38,822         -890          -2          9.02        -8bp
       0 bp         39,712            -           -          9.10         -
    -100 bp         38,855         -857          -2          8.80       -29bp

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

         Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

         Real estate acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is deemed foreclosed real estate until such time as it is sold.

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2003, the Company's foreclosed real estate consisted of 16 properties with an aggregate carrying value of $1.5 million.

         Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

                                                         At December 31,
                                                         ---------------
                                          2003       2002      2001     2000      1999
                                          ----       ----      ----     ----      ----
                                                      (Dollars in thousands)
Nonaccrual loans and nonperforming
assets:
First mortgage loans:
   One-to four-family residential ....   $  414    $  434    $  130    $  237    $  111
   Multifamily and commercial
      properties .....................     --          37        37       556      --
Consumer loans: ......................      201       172       109       244       102
                                         ------    ------    ------    ------    ------
   Total nonaccrual loans ............      615       643       276     1,037       213
Total foreclosed real estate(1) ......    1,453       769     1,074        64       503
Other nonperforming assets ...........     --        --        --        --        --
                                         ------    ------    ------    ------    ------
    Total nonperforming assets .......   $2,068    $1,412    $1,350    $1,101    $  716
                                         ======    ======    ======    ======    ======
Total nonaccrual loans to net loans
    receivable .......................     0.17%     0.19%     0.09%     0.33%     0.07%
Total nonaccrual loans to total assets     0.15      0.16      0.07      0.27      0.06
Total nonperforming assets to total
     assets ..........................     0.49      0.35      0.36      0.28      0.19

___________________________

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure.
         Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                          At December 31,
                                                          ---------------
                                              2003    2002     2001     2000     1999
                                              ----    ----     ----     ----     ----
                                                         (In thousands)
Loans past due 60-89 days:
First mortgage loans:
    One-to four-family residential ......   $  649   $  830   $1,083   $  590   $  521
    Multifamily and commercial properties      463     --       --       --        491
Consumer loans ..........................      223      183      153       96      198
                                            ------   ------   ------   ------   ------
    Total past due 60-89 days ...........   $1,335   $1,013   $1,236   $  686   $1,210
                                            ======   ======   ======   ======   ======

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2003.

                                                       At December 31, 2003
                                                       --------------------
                                                     Balance           Number
                                                     -------           ------
                                                      (Dollars in thousands)
One-to four-family first mortgage loans:
     Loans 60 to 89 days delinquent ..............   $  649              15
     Loans 90 days or more delinquent ............      414               9
Multifamily and commercial first mortgage loans:
     Loans 60 to 89 days delinquent ..............      463               1
     Loans 90 days or more delinquent ............       --              --
Consumer Loans:
     Loans 60 to 89 days delinquent ..............      223              23
     Loans 90 days or more delinquent ............      201              24
Foreclosed real estate ...........................    1,453              16
Other nonperforming assets .......................       --              --
Loans to facilitate sale of foreclosed real estate      107               1
Special mention loans ............................    1,409              47

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2003, the Company had $1.4 million of special mention loans, consisting of fourteen loans secured by one-to four-family residences, one loan secured by commercial real estate and thirty-two consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

                                              At December 31,
                                              ---------------
                                  2003     2002     2001     2000     1999
                                  ----     ----     ----     ----     ----
                                               (In thousands)
Substandard assets ...........   $2,046   $1,361   $1,291   $1,048   $  656
Doubtful assets ..............       --       --       --       --       --
Loss assets ..................       22       51       59       53       60
                                 ------   ------   ------   ------   ------
       Total classified assets   $2,068   $1,412   $1,350   $1,101   $  716
                                 ======   ======   ======   ======   ======

         Allowance for Loan Losses. It is management's policy to provide an allowance and provision for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2003 the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one-to-four family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. During the years ended December 31, 2003, 2002 and 2001 the Company's provision for loan losses were

$255,000, $383,000 and $210,000, respectively. The Company's allowance for loan losses totaled $3.2 million, $3.1 million and $2.9 million at December 31, 2003, 2002 and 2001, respectively.

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

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                         For the Year Ended December 31,
                                                         -------------------------------
                                               2003        2002        2001        2000        1999
                                               ----        ----        ----        ----        ----
                                                              (Dollars in thousands)
Total loans outstanding ..................   $367,396    $344,574    $311,826    $322,408    $291,760
Average net loans outstanding ............    358,260     337,693     318,197     307,104     265,553
Allowance balances (at beginning  of .....      3,118       2,883       2,843       2,776       2,676
                                             --------    --------    --------    --------    --------
     period)..............................
Provisions for losses ....................        255         383         210         120         120
Charge-Offs:
     First mortgage loans ................         36          27          15          15           5
     Consumer loans ......................        265         135         168          41          23
Recoveries:
     First mortgage loans ................         --          --          --          --          --
     Consumer loans ......................         93          14          13           3           8
                                             --------    --------    --------    --------    --------
     Net charge-offs .....................        208         148         170          53          20
                                             --------    --------    --------    --------    --------
Allowance balance (at end of..............
     period)..............................   $  3,165    $  3,118    $  2,883    $  2,843    $  2,776
                                             ========    ========    ========    ========    ========
Allowance for loan losses as a percent of
total loans receivable at end of
     period ..............................       0.86%       0.90%       0.92%       0.88%       0.95%
Net loans charged off as a percent of
     average net loans outstanding .......       0.06        0.04        0.05        0.02        0.01
Ratio of allowance for loan losses to
     total nonaccrual loans at end of
     period ..............................     515.02      485.00    1,042.07      274.08    1,301.13
Ratio of allowance for loan losses to
     total nonaccrual loans and foreclosed
     real estate at end of period ........     153.05      220.90      213.48      258.18      387.78

Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                                        At December 31,
                                           ---------------------------------------------------------------------------
                                                   2003                     2002                     2001
                                           ---------------------------------------------------------------------------
                                                       % of Loans               % of Loans                % of Loans
                                                        In Each                   In Each                   In Each
                                                       Category to               Category to              Category to
                                             Amount    Total Loans     Amount    Total Loans    Amount    Total Loans
                                             ------    -----------     ------    -----------    ------    -----------
                                                                     (Dollars in thousands)
Balance at end of period applicable to:
    One-to four-family residential
      mortgage loans .....................   $  517       47.33%       $  395       43.17%      $  608         51.80%
    Multifamily residential mortgage loans      686       19.04           709       20.54        1,121         23.86
    Commercial mortgage loans ............      978       18.95         1,223       20.68          459          8.25
    Consumer loans .......................      984       14.68           791       15.61          695         16.09
                                             ------      ------        ------      ------       ------        ------
      Total allowance for loan losses ....   $3,165      100.00%       $3,118      100.00%      $2,883        100.00%
                                             ======      ======        ======      ======       ======        ======


                                                              At December 31,
                                           ---------------------------------------------------
                                                    2000                    1999
                                           ---------------------------------------------------
                                                       % of Loans                % of Loans
                                                         In Each                   In Each
                                                        Category to               Category to
                                             Amount     Total Loans    Amount     Total Loans
                                             ------     -----------    ------     -----------
                                                        (Dollars in thousands)
Balance at end of period applicable to:
    One-to four-family residential
      mortgage loans .....................   $  731       54.78%       $  726       56.23%
    Multifamily residential mortgage loans    1,145       23.45         1,332       25.16
    Commercial mortgage loans ............      303        7.56           252        6.07
    Consumer loans .......................      664       14.21           466       12.53
                                             ------      ------        ------      ------
      Total allowance for loan losses ....   $2,843      100.00%       $2,776      100.00%
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

                                                                 For the Year Ended December 31,
                                   ------------------------------------------------------------------------------------------------
                                     At December 31, 2003                    2003                               2002
                                   ------------------------------------------------------------------------------------------------
                                                                                      Average                               Average
                                                   Yield/     Average                  Yield/      Average                   Yield/
                                       Balance      Cost      Balance       Interest   Cost        Balance     Interest       Cost
                                       -------      ----      -------       --------   ----        -------     --------       ----
                                                                   (Dollars in thousands)
Assets:
Interest-earning assets:
      First mortgage loans(1)....     $ 312,416     6.22%    $ 304,573(8)   $ 19,978    6.56     $ 285,065(8)  $ 21,108       7.40%
      Consumer loans(1)..........        54,035     7.22        53,687(8)      4,146    7.72        52,628(8)     4,449       8.45
      Investment securities......        34,144(4)  3.53        43,905(5)      1,332    3.03        42,144(6)     1,409       3.34
                                      ---------     ----     ---------      --------    ----     ---------     --------       ----
         Total interest-earning
           assets................     $ 400,595     6.12%    $ 402,165      $ 25,456    6.33%    $ 379,837     $ 26,966       7.10%
Noninterest-earning assets.......        23,414                 22,402                              20,078
                                      ---------              ---------                           ---------
     Total assets................     $ 424,009              $ 424,567                           $ 399,915
                                      =========              =========                           =========

Liabilities and Equity:
Interest-bearing liabilities:
     NOW and money market
        savings..................     $  67,387     0.44%    $  65,897      $    383    0.58%    $  61,677     $    560       0.91%
     Passbook savings............        27,765     0.30        27,619           149    0.54        24,810          281       1.13
     Certificates of Deposit.....       179,651     3.77       180,983         7,318    4.04       182,496        8,649       4.74
     Borrowed funds..............        95,005     4.59%       96,923         4,492    4.63        83,022        4,421       5.33
                                      ---------     ----     ---------      --------    ----     ---------      --------       ----
     Total interest-bearing
        liabilities..............     $ 369,808     3.11%    $ 371,422      $ 12,342    3.32%    $ 352,005     $ 13,911       3.95%

Noninterest-bearing liabilities..        12,609                 13,236                              10,241
                                      ---------              ---------                           ---------
     Total liabilities...........     $ 382,417              $ 384,658                           $ 362,246
Equity...........................        41,592                 39,909                              37,669
                                      ---------              ---------                           ---------
     Total liabilities and equity     $ 424,009              $ 424,567                           $ 399,915
                                      =========              =========                           =========

Net interest income..............                                           $ 13,114                           $ 13,055
                                                                            ========                           ========
Net interest rate spread(2)......                   3.01%                               3.01%                                 3.15%
                                                    ====                                ====                                  ====
Net interest margin (3)..........                   3.25                                3.26                                  3.44%
                                                    ====                                ====                                  ====
Ratio of average interest-earning
  assets to average interest-
       bearing liabilities.......                 108.25                              108.28                                107.91%
                                                  ======                              ======                                ======


                                               For the Year Ended December 31,
                                         --------------------------------------
                                                         2001
                                         --------------------------------------
                                                                        Average
                                           Average                       Yield/
                                           Balance        Interest        Cost
                                           -------        --------        ----
Assets:
Interest-earning assets:
      First mortgage loans(1)....         $ 269,274(8)    $ 20,902       7.76%
      Consumer loans(1)..........            48,923(8)       4,369       8.93
      Investment securities......            44,739(7)       2,229       4.98
                                          ----------      --------       ----

         Total interest-earning
           assets................         $ 362,936       $ 27,500       7.58%
Noninterest-earning assets.......            20,217
                                          ---------
     Total assets................         $ 383,153
                                          =========

Liabilities and Equity:
Interest-bearing liabilities:
     NOW and money market
        savings..................         $  58,891       $  1,224       2.08%
     Passbook savings............            21,713            362       1.67
     Certificates of Deposit.....           180,796         10,368       5.73
     Borrowed funds..............            75,854          4,560       6.01
                                          ---------       --------       ----
     Total interest-bearing               $ 337,254       $ 16,514       4.90%
liabilities......................

Noninterest-bearing liabilities..             9,246
                                          ---------
     Total liabilities...........         $ 346,500
Equity...........................            36,653
                                          ---------
     Total liabilities and equity         $ 383,153
                                          =========

Net interest income..............                         $ 10,986
                                                          ========
Net interest rate spread(2)......                                        2.68%
                                                                         ====
Net interest margin (3)..........                                        3.03
                                                                         ====
Ratio of average interest-earning
  assets to average interest-
       bearing liabilities.......                                      107.54
                                                                       ======

___________________

(1) Balance is net of deferred loan fees, loan premiums and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $7,079,000 and securities available for sale of $27,065,000.
(5) Includes interest-bearing deposits of $14,217,000 and securities available for sale of $29,688,000.
(6) Includes interest-bearing deposits of $16,910,000 and securities available for sale of $25,234,000.
(7) Includes interest-bearing deposits of $9,984,000 and securities available for sale of $34,755,000.
(8) Includes loan fee (cost) amortization of $64,000, $(34,000) and $(54,000) for the years ended December 31, 2003, 2002 and 2001.

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

                                                               Year Ended                                    Year Ended
                                                           December 31, 2003                             December 31, 2002
                                                              Compared to                                   Compared to
                                                               Year Ended                                    Year Ended
                                                           December 31, 2002                             December 31, 2001
                                              --------------------------------------------------------------------------------------
                                                     Increase/(Decrease)                          Increase/(Decrease)
                                                          Due to                                      Due to
                                              --------------------------------------------------------------------------------------
                                                                                Total                                       Total
                                                                      Rate/    Increase                           Rate/    Increase
                                              Volume       Rate      Volume    (Decrease)   Volume     Rate       Volume  (Decrease)
                                              ------       ----      ------    ----------   ------     ----       ------  ----------
                                                                                       (In thousands)
Interest income:
     First mortgage loans...................  $1,445    $(2,409)     $(165)    $(1,129)    $1,227    $  (964)    $ (57)    $   206
     Consumer loans.........................      90       (384)        (9)       (303)       332       (234)      (18)         80
     Investment securities..................     246       (250)       (73)        (77)      (277)      (459)      (84)       (820)
                                              ------    -------      -----     -------     ------    -------     -----     -------
        Total interest-earning assets.......  $1,781    $(3,043)     $(247)    $(1,509)    $1,282    $(1,657)    $(159)    $  (534)
                                              ======    =======      =====     =======     ======    =======     =====     =======
Interest expense:
     NOW and money market savings...........  $   38    $  (200)     $ (14)    $  (176)    $   58    $  (689)    $ (33)    $  (664)
     Passbook savings.......................      32       (148)       (17)       (133)        52       (116)      (17)        (81)
     Certificate of deposits................     (72)    (1,270)        11      (1,331)        97     (1,799)      (17)     (1,719)
     Borrowed funds.........................     740       (573)       (96)         71        431       (521)      (49)       (139)
                                              ------    -------      -----     -------     ------    -------     -----     -------
         Total interest-bearing liabilities.     738     (2,191)      (116)     (1,569)       638     (3,125)     (116)     (2,603)
                                              ------    -------      -----     -------     ------    -------     -----     -------
Net change in net interest income...........  $1,043    $  (852)     $(131)    $    60     $  644    $ 1,468     $ (43)    $ 2,069
                                              ======    =======      =====     =======     ======    =======     =====     =======

Comparison of Financial Condition as of December 31, 2003 and December 31, 2002

         Total assets increased $20.1 million, or 5.0%, to $424.0 million at December 31, 2003 from $403.9 million at December 31, 2002. The increase in assets was due primarily to increases in net loans receivable and to a lesser extent securities available for sale, offset in part by a decrease in interest bearing cash. Asset growth was funded by increases in FHLB advances and deposits.

         Total loans receivable, net, increased by $21.8 million, or 6.4%, to $363.0 million at December 31, 2003 from $341.1 million at December 31, 2002, primarily due to origination of $117.9 million of first mortgage loans secured by one-to four-family residences, originations of $4.7 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $45.1 million, and originations of $25.9 million of second mortgage loans during the year ended December 31, 2003. These originations and purchases were offset in part by payments and prepayments of $133.4 million and sales of loans of $48.2 million during the year ended December 31, 2003. Also contributing to the Company's increase in loans receivable was a $9.6 million increase in the loans receivable at the Company's two new offices in Ankeny and Clive, Iowa. The increases in loan originations and repayments were due primarily to the ongoing low interest rate environment in 2003. The Company sells substantially all fixed-rate loans primarily with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Securities available for sale increased $4.1 million, or 18.0%, primarily due to the increase in the mortgage backed security investments, partially offset by calls, payments and maturities of mortgage-backed securities and municipal securities. Proceeds of such calls, payments and maturities were used to fund loan growth. Interest bearing cash decreased $5.9 million, or 45.3%, from $13.0 million at December 31, 2002 to $7.1 million at December 31, 2003 as the Company invested cash in loans and securities.

         Borrowings, primarily FHLB advances, increased $10.0 million, to $95.0 million at December 31, 2003 from $85.0 million at December 31, 2002 as the Company utilized borrowings to fund loans and securities. Deposits increased $7.0 million, or 2.5%, to $284.0 million at December 31, 2003 from $277.0 million at December 31, 2002, primarily reflecting increases in NOW accounts, savings accounts, money market accounts and certain public funds deposits, offset in part by decreases in retail certificate of deposit accounts. The increase in deposits is due primarily to the opening of two new offices in Ankeny and Clive, Iowa and management's marketing efforts.

         Total shareholders' equity increased $2.8 million to $41.6 million at December 31, 2003 from $38.7 million at December 31, 2002, primarily due to net income and stock options exercised, offset in part by dividends paid to shareholders, funds used for the repurchase of stock and decreased unrealized gains on securities available for sale.

Comparison of Financial Condition as of December 31, 2002 and December 31, 2001

         Total assets increased $24.5 million, or 6.5%, to $403.9 million at December 31, 2002 from $379.4 million at December 31, 2001. The increase in assets was due primarily to increases in net loans receivable, offset in part by decreases in securities available for sale and interest bearing cash. Asset growth was funded by increases in FHLB advances and deposits.

         Total loans receivable, net, increased by $33.2 million, or 10.8%, to $341.1 million at December 31, 2002 from $308.0 million at December 31, 2001, primarily due to the origination of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $84.4 million, and originations of $28.6 million of second mortgage loans during the year ended December 31, 2002. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. The increases in loan originations and repayments were due primarily to the ongoing low interest rate environment in 2002. The Company sells substantially all fixed-rate loans primarily with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Securities available for sale decreased $8.5 million, or 27.2%, primarily due to the calls, payments, maturities and sales of U.S. Government agencies, mortgage-backed securities and equity securities, partially offset by the purchase of municipal securities. Proceeds of such calls, payments and sales were used to fund asset growth. Interest bearing cash decreased $4.6 million, or 26.2%, from $17.7 million at December 31, 2001 to $13.0 million at December 31, 2002 as the Company invested cash in loans.

         Borrowings, primarily FHLB advances, increased $13.6 million, to $85.0 million at December 31, 2002 from $71.4 million at December 31, 2001 as the Company utilized borrowings to fund loans. Deposits increased $8.2 million, or 3.0%, to $277.0 million at December 31, 2002 from $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, savings accounts and retail certificates of deposit accounts, offset in part by decreases in money market accounts and certain public funds deposits as the Company utilized deposits to fund loans.

         Total shareholders' equity increased $2.8 million to $38.7 million at December 31, 2002 from $35.9 million at December 31, 2001, primarily due to net income and stock options exercised, offset in part by dividends paid to shareholders, funds used for the repurchase of stock and decreased unrealized gains on securities available for sale.

Comparison of Results of Operations for the Years Ended December 31, 2003 and
2002

         Net Income. Net income decreased by $17,000 to $5.9 million for the year ended December 31, 2003 compared to $5.9 million for the same period in 2002. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The decrease in net income was primarily due to increases in noninterest expenses, offset in part by increases in noninterest income and decreases in income tax expense.

         Net Interest Income. Net interest income before provision for loan losses increased by $60,000 to $13.1 million for the year ended December 31, 2003 from $13.1 million for the year ended December 31, 2002. The increase is primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 3.01% for the year ended December 31, 2003 from 3.15% for the year ended December 31, 2002. The decrease in interest rate spread reflects the general decrease in the yield on interest earning assets offset in part by the decrease in the overall cost of interest bearing liabilities. The decrease in the yield on interest earning assets and the cost of interest bearing liabilities reflects a general decrease in market interest rates.

         Interest Income. Interest income decreased by $1.5 million to $25.5 million for the year ended December 31, 2003 compared to $27.0 million for the year ended December 31, 2002. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 6.33% for the year ended December 31, 2003 from 7.10% for the year ended December 31, 2002, primarily due to a general decrease in market interest rates. The average interest earning assets increased $22.3 million to $402.2 million for the year ended December 31, 2003, from $379.8 million for 2002. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans. The increases in first mortgage loans were primarily derived from originations of $117.9 million of first mortgage loans secured by one-to four-family residences, originations of $4.7 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans secured by one-to four-family residences and multifamily residences and commercial real estate of $45.1 million, which originations and purchases were offset in part by payments and prepayments of $133.4 million and sales of loans of $48.2 million during the year ended December 31, 2003. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy."

         Interest Expense. Interest expense decreased by $1.6 million to $12.3 million for the year ended December 31, 2003 compared to $13.9 million for the year ended December 31, 2002. The decrease in interest expense was primarily due to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 3.32% for the year ended December 31, 2003 from 3.95% for the year ended December 31, 2002, primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $19.4 million increase in the average balance of interest-bearing liabilities to $371.4 million for the year ended December 31, 2003, from $352.0 million for 2002. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the NOW, money market, savings and borrowed funds, offset by a decrease in certificates of deposit. The increase in average interest bearing deposits was due to the Company's marketing efforts and the opening of two new branches in Ankeny and Clive, Iowa. The increase in interest bearing liabilities was used to fund asset growth.

         Provision for Loan Losses. The Company's provision for loan losses was $255,000 and $383,000 for the years ended December 31, 2003 and December 31, 2002, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. During 2003 the Company's total loan portfolio increased $22.8 million or 6.6%. This increase primarily consisted of increases in the one-to-four family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. The Company purchased $45.1 million of loans in 2003, as compared to $84.4 million of loans in 2002. The properties securing the loans purchased are primarily out of state and constitute a higher rate of risk than originated loans due to the size, locations and type of collateral securing such loans. The Company's out of state loans increased by $2.8 million or 2.1% during 2003. The economic conditions in the Bank's primary market areas are currently stable. The net charge offs were $208,000 for the year ended December 31, 2003 as compared to $148,000 for the year ended December 31, 2002. The increase in charge offs were primarily due to an increase in the charge offs of automobile and second mortgage loans. The resulting allowance for loan loss was $3.2 million and $3.1 million at December 31, 2003 and December 31, 2002, respectively.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.86% at December 31, 2003 from 0.90% at December 31, 2002. The level of nonperforming loans was $615,000 at December 31, 2003 and $643,000 at December 31, 2002. See "Asset Quality".

         Management believes that the allowance for loan losses is adequate as of December 31, 2003. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

         Noninterest income. Total noninterest income increased by $841,000, or 14.7%, to $6.6 million for the year ended December 31, 2003 from $5.7 million for the year ended December 31, 2002. The increase is due to increases in fees and service charges, other income, abstract fees and mortgage banking income (gain on sale of loans). Fees and service increased $488,000 due to an increase in loan prepayment fees and fees associated with checking accounts, including overdraft fees. Other income, which primarily includes annuity and mutual fund sales, rent income, insurance sales and income associated with foreclosed real estate increased $146,000 due to an increase in annuity and mutual fund sales, increased rental income associated with the opening of a second multifamily apartment building in March, 2003 and income associated with foreclosed real estate, offset by a decrease in insurance sales. Abstract fees increased $125,000 due to increased sales volume as a result of a general increase in real estate activity, such as loan originations. Mortgage banking income increased $81,000 due in part to increased pricing, offset by a decrease in loan originations of loans held for sale.

         Noninterest Expense. Total noninterest expense increased by $1.3 million to $10.9 million for the year ended December 31, 2003 from $9.6 million for the year ended December 31, 2002. The increase is primarily due to an increase in salaries and employee benefits, other expenses, premises and equipment and data processing. Salaries and benefits increased $726,000 due to an increase in the Company's contribution to the retirement plan, increases as a result of the employee stock ownership plan, an increase in personnel at the Ankeny and Clive offices, normal salary increases and increases in other employee benefits. Other expenses increased $423,000 primarily due to increases in marketing costs in conjunction with a direct mail checking account promotion, increased apartment operating costs associated primarily from the opening of a second multifamily apartment building in March, 2003, increases in write-offs of overdrafts and an increase in costs associated with the Ankeny and Clive offices. Premises and equipment increased $95,000 primarily due to an increase in the costs associated with the Ankeny and Clive offices. Data processing increased $34,000 primarily due to normal data processing cost increases and increases in conjunction with internet banking costs. The Company's efficiency ratio for the year ended December 31, 2003 and 2002 was 55.17% and 51.01%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2003 and 2002 was 2.56% and 2.40%, respectively.

         Income Taxes. Income taxes decreased by $233,000 to $2.7 million for the year ended December 31, 2003 as compared to $3.0 million for the year ended December 31, 2002. The decrease was principally due to a decrease in pre-tax earnings during the 2003 period as compared to the 2002 period, a new recurring federal income tax credit from Northridge Apartment Limited Partnership II and a one time state tax credit from Northridge Apartment Limited Partnership II, which decreased income tax expense by approximately $110,000, partially offset by a decrease in nontaxable income.

Comparison of Results of Operations for the Years Ended December 31, 2002 and
2001

         Net Income. Net income totaled $5.9 million for the year ended December 31, 2002 compared to $4.5 million for the same period in 2001. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The increase in net income was primarily due to increases in net interest income and noninterest income, offset in part by increases in noninterest expense and income taxes.

         Net Interest Income. Net interest income before provision for loan losses increased by $2.1 million to $13.1 million for the year ended December 31, 2002 from $11.0 million for the year ended December 31, 2001. The increase in primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 3.15% for the year ended December 31, 2002 from 2.68% for the year ended December 31, 2001. The increase in the spread reflects the general decrease in the overall costs on interest bearing liabilities offset in part by a decrease in the yield on interest earning assets. The decrease in the yield on interest earning assets and the cost of interest bearing liabilities reflects a general decrease in market interest rates.

         Interest Income. Interest income decreased by $534,000 to $27.0 million for the year ended December 31, 2002 compared to $27.5 million for the year ended December 31, 2001. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 7.10% for the year ended December 31, 2002 from 7.58% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The average interest earning assets increased $16.9 million to $379.8 million for the year ended December 31, 2002, from $362.9 million for 2001. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans, offset in part by a decrease in the average balance of investment securities. The increases in first mortgage loans were primarily derived from originations of $84.1 million of first mortgage loans secured by one-to four-family residences, purchases and originations of first mortgage loans secured by one-to four-family residences, multifamily residences and commercial real estate of $84.4 million and originations of $28.6 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2002. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The decrease in investment securities were primarily from the calls, payments, maturities and sales of investments, partially offset by purchases.

         Interest Expense. Interest expense decreased by $2.6 million to $13.9 million for the year ended December 31, 2002 compared to $16.5 million for the year ended December 31, 2001. The decrease in interest expense was primarily to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 3.95% for the year ended December 31, 2002 from 4.90% for the year ended December 31, 2001, primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $14.8 million increase in the average balance of interest-bearing liabilities to $352.0 million for the year ended December 31, 2002, from $337.3 million for 2001. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in borrowed funds, NOW, savings and retail certificates of deposits, offset by a decrease in certain public funds certificates of deposit. The increase in average interest bearing liabilities was used in part to fund asset growth.

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

         Noninterest Income. Total noninterest income increased by $636,000, or 12.5%, to $5.7 million for the year ended December 31, 2002 from $5.1 million for the year ended December 31, 2001. The increase is due to increases in fees and service charges, abstract fees and other income. Fees and service increased $382,000 due to an increase in loan prepayment fees. Abstract fees increased $180,000 due to increased sales volume as a result of a general increase in real estate activity, such as loan originations. Other income, which primarily includes annuity and mutual fund sales, insurance sales, rent income and income associated with foreclosed real estate, increased $105,000 due to an increase in annuity and mutual fund sales, offset by a decrease in insurance sales.

         Noninterest Expense. Total non-interest expense increased by $536,000 to $9.6 million for the year ended December 31, 2002 from $9.0 million for the year ended December 31, 2001. The increase is primarily due to an increase in salaries and employee benefits, other expenses and data processing, partially offset by a decrease in goodwill amortization. Salaries and benefits increase $723,000 primarily due to normal salary increases, the opening of the Ankeny office, increases in the Company's contribution to the retirement plan, increases as a result of the employee stock ownership plan, increases in salaries due to mortgage loan volume, increases in salaries due to annuity and mutual fund sales and increases in health insurance costs. Other expenses increased $245,000 primarily due to the opening of the Ankeny office, marketing expenses, expenses in connection with loan purchases, costs associated with First Iowa, apartment operating costs, office supplies and losses associated with checking accounts, offset in part by a decrease in the costs associated with ATM and debit cards. Data processing costs increased $74,000 primarily due to normal data processing cost increases, Internet banking costs and an increase in consulting costs. The Company's efficiency ratio for the year ended December 31, 2002 and 2001 was 51.01% and 56.26%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2002 and 2001 was 2.40% and 2.36%, respectively.

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

Off-Balance Sheet Arrangements

         The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations (Dollars in thousands)

           Contractual
           obligations                          Payments due by period
           -----------                          ----------------------
                                          Less than                             More than
                               Total       1 year      1-3 years   3-5 years    5 years
                               -----       ------      ---------   ---------    -------

Borrowings (1)               $ 94,988     $  9,002     $ 27,503     $ 16,502     $ 41,981
Loan Commitments             $ 10,601     $ 10,601         --
Available home equity and
unadvanced lines of credit   $  2,452     $  2,452         --           --           --
                             --------     --------     --------     --------     --------

         Total               $108,041     $ 22,055     $ 27,503     $ 16,502     $ 41,981
                             ========     ========     ========     ========     ========

(1)  Callable advances are included in the category in which the advances mature

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



        ----------------------------------------------------------------------

        INDEPENDENT AUDITOR'S REPORT........................................28

        ----------------------------------------------------------------------



        FINANCIAL STATEMENTS
         Consolidated statements of financial condition.....................29
         Consolidated statements of income..................................30
         Consolidated statements of stockholders' equity....................31
         Consolidated statements of cash flows..............................32
         Notes to consolidated financial statements.........................34

                   -------------------------------------------

McGladrey & Pullen
Certified Public Accountants




To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

                                             /s/McGladrey & Pullen, LLP

Des Moines, Iowa
January 30, 2004







McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS                                                                   2003             2002
-------------------------------------------------------------------------------------------------
Cash and due from banks (Note 19):
   Interest-bearing                                                $   7,124,828    $  13,025,657
   Noninterest-bearing                                                 2,893,745        2,142,944
                                                                   -------------    -------------
           Total cash and cash equivalents                            10,018,573       15,168,601
Securities available-for-sale (Notes 2 and 7)                         26,952,157       22,833,742
Loans receivable, net (Notes 3, 4, 7 and 13)                         362,959,238      341,146,364
Loans held for sale                                                      326,900        2,372,134
Accrued interest receivable                                            1,866,521        1,928,278
Foreclosed real estate                                                 1,453,353          768,726
Premises and equipment, net (Note 5)                                   9,842,477        8,195,963
Rental real estate                                                     2,968,918        2,197,382
Title plant                                                              925,256          925,256
Goodwill (Note 1)                                                      4,970,800        4,970,800
Deferred taxes (Note 8)                                                  757,543          608,657
Prepaid expenses and other assets                                        967,565        2,755,778
                                                                   -------------    -------------

           Total assets                                            $ 424,009,301    $ 403,871,681
                                                                   =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits (Note 6)                                               $ 283,963,569    $ 277,000,082
   Borrowed funds (Note 7)                                            95,004,605       85,026,438
   Advances from borrowers for taxes and insurance (Note 4)            1,736,755        1,512,114
   Dividends payable                                                     337,907          295,250
   Accrued expenses and other liabilities                              1,374,824        1,289,593
                                                                   -------------    -------------
           Total liabilities                                         382,417,660      365,123,477
                                                                   -------------    -------------

COMMITMENTS AND CONTINGENCIES (Notes 12 and 15)

STOCKHOLDERS' EQUITY (Notes 10 and 15)
   Common stock, $.01 par value, authorized 15,500,000 shares;
     issued and outstanding 2003 1,604,780 shares;
     2002 1,640,280 shares                                                16,048           16,403
   Preferred stock, $.01 par value, authorized 3,000,000 shares;
     none issued and outstanding                                            --               --
   Additional paid-in capital                                         17,711,322       17,011,095
   Retained earnings, substantially restricted (Note 8)               24,103,330       21,862,248
   Unearned shares, employee stock ownership plan (Note 9)              (167,793)        (318,097)
   Accumulated other comprehensive income (loss)                         (71,266)         176,555
                                                                   -------------    -------------
           Total stockholders' equity                                 41,591,641       38,748,204
                                                                   -------------    -------------

           Total liabilities and stockholders' equity              $ 424,009,301    $ 403,871,681
                                                                   =============    =============

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003, 2002, and 2001

                                                               2003           2002            2001
-----------------------------------------------------------------------------------------------------
Interest income:
   Loans receivable:
     First mortgage loans                                 $ 19,977,961   $ 21,107,541    $ 20,902,405
     Consumer loans                                          4,146,118      4,448,629       4,369,468
   Securities and cash deposits                              1,331,927      1,409,314       2,227,695
                                                          ------------   ------------    ------------
                                                            25,456,006     26,965,484      27,499,568
                                                          ------------   ------------    ------------
Interest expense:
   Deposits (Note 6)                                         7,849,586      9,489,921      11,953,966
   Other borrowed funds                                      4,492,129      4,420,959       4,559,807
                                                          ------------   ------------    ------------
                                                            12,341,715     13,910,880      16,513,773
                                                          ------------   ------------    ------------

             Net interest income                            13,114,291     13,054,604      10,985,795

Provision for loan losses (Note 3)                             255,000        383,000         210,000
                                                          ------------   ------------    ------------
             Net interest income after provision
                for loan losses                             12,859,291     12,671,604      10,775,795
                                                          ------------   ------------    ------------

Noninterest income:
   Fees and service charges                                  2,863,713      2,375,228       1,992,794
   Abstract fees                                             1,810,924      1,686,271       1,506,099
   Mortgage banking income                                     828,099        746,983         778,923
   (Loss) on sale of securities available-for-sale, net           --             (523)           (933)
   Other income                                              1,067,401        921,125         815,733
                                                          ------------   ------------    ------------
             Total noninterest income                        6,570,137      5,729,084       5,092,616
                                                          ------------   ------------    ------------

Noninterest expense:
   Compensation and employee benefits (Note 9)               5,949,737      5,223,411       4,500,178
   Premises and equipment                                    1,287,229      1,192,153       1,226,056
   Data processing                                             577,836        544,169         470,147
   Goodwill amortization (Note 1)                                 --             --           472,290
   Other expenses (Note 11)                                  3,045,650      2,622,462       2,377,466
                                                          ------------   ------------    ------------
             Total noninterest expense                      10,860,452      9,582,195       9,046,137
                                                          ------------   ------------    ------------

             Income before income taxes                      8,568,976      8,818,493       6,822,274

Provision for income taxes (Note 8)                          2,720,566      2,953,332       2,347,411
                                                          ------------   ------------    ------------

             Net income                                   $  5,848,410   $  5,865,161    $  4,474,863
                                                          ============   ============    ============

Basic earnings per common share (Note 16)                 $       3.69   $       3.58    $       2.54

Earnings per common share - assuming dilution (Note 16)           3.48           3.37            2.41

Dividends declared per common share                               0.84           0.72            0.60

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003, 2002, and 2001

                                                                                                                        Unearned
                                                                                                                        Shares,
                                                                                       Additional                    Employee Stock
                                                         Comprehensive     Common        Paid-in       Retained        Ownership
                                                             Income         Stock        Capital       Earnings           Plan
-------------------------------------------------------- --------------- ------------ -------------- -------------- ----------------
 Balance, December 31, 2000                                                $40,111    $38,378,315    $33,345,852      $  (646,912)
   Comprehensive income:
     Net income                                            $4,474,863         -              -         4,474,863             -
     Other comprehensive income, net of tax (Note 2)          437,331         -              -              -                -
                                                           ----------
           Total comprehensive income                      $4,912,194
                                                           ==========
   Purchase of treasury stock                                                 -              -              -                -

   Dividends on common stock                                                  -              -        (1,044,562)            -
   Retirement of treasury stock                                            (23,460)   (22,355,549)   (17,373,447)            -
   Effect of contribution to employee stock ownership
     plan                                                                     -           200,821           -             169,086
   Issuance of common stock                                                    352        557,288           -                -
                                                                           ---------------------------------------------------------
Balance, December 31, 2001                                                  17,003     16,780,875     19,402,706         (477,826)
   Comprehensive income:
     Net income                                            $ 5,865,161        -              -         5,865,161             -
     Other comprehensive (loss), net of tax (Note 2)          (13,436)        -              -              -                -
                                                           ----------
           Total comprehensive income                      $5,851,725
                                                           ==========
   Purchase of treasury stock                                                 -              -              -               -
   Dividends on common stock                                                  -              -        (1,167,291)           -
   Retirement of treasury stock                                             (1,331)    (1,329,669)    (2,238,328)           -
   Effect of contribution to employee stock ownership
     plan                                                                     -           277,255           -             159,729
   Issuance of common stock                                                    731      1,282,634           -                -
                                                                           ---------------------------------------------------------
Balance, December 31, 2002                                                  16,403     17,011,095     21,862,248         (318,097)
   Comprehensive income:
     Net income                                            $5,848,410         -              -         5,848,410             -
     Other comprehensive (loss), net of tax (Note 2)         (247,821)        -              -              -                -
                                                           ----------
           Total comprehensive income                      $5,600,589
                                                           ==========
   Purchase of treasury stock                                                 -              -              -                -
   Dividends on common stock                                                  -              -        (1,320,089)            -
   Retirement of treasury stock                                               (947)      (946,053)    (2,287,239)            -
   Effect of contribution to employee stock ownership
     plan                                                                     -           398,642           -             150,304
   Issuance of common stock                                                    592      1,247,638           -                -
                                                                           ---------------------------------------------------------
Balance, December 31, 2003                                                 $16,048    $17,711,322    $24,103,330      $  (167,793)
                                                                           =========================================================

                                                              Accumulated
                                                                 Other                           Total
                                                             Comprehensive    Treasury       Stockholders'
                                                             Income (Loss)      Stock           Equity
----------------------------------------------------------------------------------------------------------
 Balance, December 31, 2000                                  $ (247,340)    $(34,471,911)    $ 36,398,115
   Comprehensive income:
     Net income                                                     -               -           4,474,863
     Other comprehensive income, net of tax (Note 2)            437,331             -             437,331
           Total comprehensive income
   Purchase of treasury stock                                       -         (5,280,545)      (5,280,545)

   Dividends on common stock                                        -               -          (1,044,562)
   Retirement of treasury stock                                     -         39,752,456           -
   Effect of contribution to employee stock ownership
     plan                                                           -               -             369,907
   Issuance of common stock                                         -               -             557,640
                                                             ---------------------------------------------
Balance, December 31, 2001                                      189,991             -          35,912,749
   Comprehensive income:
     Net income                                                     -               -           5,865,161
     Other comprehensive (loss), net of tax (Note 2)            (13,436)            -            (13,436)
           Total comprehensive income
   Purchase of treasury stock                                       -         (3,569,328)      (3,569,328)
   Dividends on common stock                                        -               -          (1,167,291)
   Retirement of treasury stock                                     -          3,569,328           -
   Effect of contribution to employee stock ownership
     plan                                                           -               -             436,984
   Issuance of common stock                                         -               -           1,283,365
                                                             --------------------------------------------
Balance, December 31, 2002                                      176,555             -          38,748,204
   Comprehensive income:
     Net income                                                     -               -           5,848,410
     Other comprehensive (loss), net of tax (Note 2)           (247,821)            -            (247,821)
           Total comprehensive income
   Purchase of treasury stock                                       -         (3,234,239)      (3,234,239)
   Dividends on common stock                                        -                -         (1,320,089)
   Retirement of treasury stock                                     -          3,234,239            -
   Effect of contribution to employee stock ownership
     plan                                                           -                -            548,946
   Issuance of common stock                                         -                -          1,248,230
                                                             --------------------------------------------
Balance, December 31, 2003                                   $  (71,266)    $        -       $ 41,591,641
                                                             ============================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002, and 2001

                                                                   2003           2002            2001
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                $  5,848,410    $  5,865,161    $  4,474,863
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Provision for loan losses                                    255,000         383,000         210,000
     Depreciation                                                 797,117         721,762         743,796
     Amortization and accretion                                   677,301         268,424         639,003
     Deferred taxes                                                (1,475)       (114,715)       (193,638)
     Effect of contribution to employee stock
         ownership plan                                           548,946         436,984         369,907
     Gain on sale of foreclosed real estate and loans, net       (873,444)       (743,017)       (776,179)
     Loss on sale of securities available-for-sale, net              --               523             933
     Loss on disposal of equipment                                  4,916           5,923          11,396
     Proceeds from sales of loans held for sale                51,061,653      53,645,852      50,087,483
     Originations of loans held for sale                      (48,188,320)    (53,665,293)    (50,415,883)
     Change in assets and liabilities:
       Accrued interest receivable                                 61,757         (14,721)        343,596
       Prepaid expenses and other assets                        1,788,213      (2,123,150)        (58,263)
       Accrued expenses and other liabilities                      85,231        (100,530)        107,628
                                                             ------------    ------------    ------------
           Net cash provided by operating activities           12,065,305       4,566,203       5,544,642
                                                             ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net change in loans                                         26,056,456      51,036,816      36,679,436
   Purchase of loans                                          (49,583,830)    (84,619,011)    (27,784,114)
   Proceeds from sale of securities available-for-sale            702,400         750,227         220,125
   Purchase of securities available-for-sale                  (11,197,958)       (322,763)     (7,293,386)
   Proceeds from maturities and calls of securities
     available-for-sale                                         5,888,849       8,053,186      19,714,516
   Purchase of premises, equipment, and rental real
     estate                                                    (3,344,928)     (2,609,603)       (834,613)
   Proceeds from sale of equipment                                124,846           1,015          18,376
   Other                                                          235,978          95,354        (193,518)
                                                             ------------    ------------    ------------
           Net cash provided by (used in)
              investing activities                            (31,118,187)    (27,614,779)     20,526,822
                                                             ------------    ------------    ------------

                                                        (Continued)

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Years Ended December 31, 2003, 2002, and 2001

                                                             2003            2002            2001
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                             $  6,963,487    $  8,186,351    $  7,647,085
   Net increase (decrease) in advances from borrowers
     for taxes and insurance                                 224,641         (77,200)        271,245
   Net increase (decrease) in short-term borrowings        1,500,000        (250,000)     (4,750,000)
   Proceeds from other borrowed funds                     17,500,000      39,500,000      11,000,000
   Payments of other borrowed funds                       (9,021,833)    (25,636,285)    (23,429,503)
   Purchase of treasury stock                             (3,234,239)     (3,569,328)     (5,280,545)
   Proceeds from issuance of common stock                  1,248,230       1,283,365         557,640
   Dividends paid                                         (1,277,432)     (1,128,628)     (1,028,210)
                                                        ------------    ------------    ------------
           Net cash provided by (used in)
              financing activities                        13,902,854      18,308,275     (15,012,288)
                                                        ------------    ------------    ------------

           Net change in cash and cash equivalents        (5,150,028)     (4,740,301)     11,059,176

CASH AND CASH EQUIVALENTS
   Beginning                                              15,168,601      19,908,902       8,849,726
                                                        ------------    ------------    ------------
   Ending                                               $ 10,018,573    $ 15,168,601    $ 19,908,902
                                                        ============    ============    ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW
   INFORMATION
   Cash payments for:
     Interest paid to depositors                        $  7,872,840    $  9,782,295    $ 12,081,559
     Interest paid on borrowings                           4,492,129       4,421,374       4,610,964
     Income taxes                                          2,330,008       2,712,103       2,127,615

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and nine branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, Burlington, and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets and fair value of financial instruments.

Revenue recognition: Interest income and expense is recognized on the accrual method based on the respective outstanding balances. Other revenue is recognized at the time the service is rendered.

Cash and cash equivalents and cash flows: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks. Cash flows from loans, deposits and short-term borrowing are reported net.

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

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Loans receivable: Loans receivable are stated at unpaid principal balances, adjusted for the allowance for loan losses, net deferred loan origination costs
(fees), and net unearned premiums (discounts). Interest is accrued daily on the outstanding principal balances.

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

Valuations are periodically performed by management and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the estimated useful lives of the assets.

Rental real estate: Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Prior to January 1, 2002, goodwill had been amortized over 10 - 15 years using the straight-line method.

As of January 1, 2002, the Company adopted SFAS 142 which eliminated the amortization and required a goodwill impairment test. The Company annually completes a goodwill impairment test and has determined that there has been no impairment of goodwill.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Had provisions of SFAS 142 been applied in fiscal year 2001, the Company's net income and net income per share would have been as follows:

                                          Year Ended December 31, 2001
                                     ---------------------------------------
                                                       Basic       Diluted
                                          Net         Earnings    Earnings
                                        Income       Per Share    Per Share
                                     ------------- ------------ ------------

Net income:
  As reported                        $  4,474,863  $      2.54  $      2.41

  Add:  Goodwill amortization             472,290         0.27         0.25
                                     ------------- ------------ ------------
            Pro forma net income     $  4,947,153  $      2.81  $      2.66
                                     ============= ============ ============

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

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income or loss. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2003, 2002 and 2001, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                        2003               2002              2001
                                                  ------------------ ----------------- ------------------
Net income, as reported                             $  5,848,410       $  5,865,161      $  4,474,863
Deduct:  Total stock-based employee
  compensation expense determined under
  fair value based method for all awards, net
  of related tax effects                                 (66,773)          (110,585)         (183,477)
                                                  ------------------ ----------------- ------------------
            Pro forma net income                    $  5,781,637       $  5,754,576      $  4,291,386
                                                  ================== ================= ==================

Earnings per common share - basic:
  As reported                                       $      3.69       $       3.58      $       2.54

  Pro forma                                                3.65               3.51              2.43

Earnings per common share - assuming dilution:
  As reported                                       $      3.48       $       3.37      $       2.41

  Pro forma                                                3.44               3.31              2.31


The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2003, 2002 and 2001, respectively: dividend rate of 2.3%, 3.5% and 3.2%, price volatility of 20%, 20% and 22%, risk-free interest rates of 3.70%, 4.92% and 4.93% and expected lives of eight years for all years.

Fair value of financial instruments: The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

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

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2003 and 2002, the carrying amount and fair value of the commitments were not significant.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 2.  Securities

Securities available-for-sale as of December 31, 2003, were as follows:

                                                     Gross            Gross
                                  Amortized        Unrealized      Unrealized
                                     Cost            Gains          (Losses)      Fair Value
                                ------------------------------------------------------------
Equity securities:
  Mutual fund                    $  2,000,000   $       --      $    (10,060)   $  1,989,940
  Federal Home Loan Bank stock      4,778,200           --              --         4,778,200
  FHLMC preferred stock             5,499,000         15,000        (499,000)      5,015,000
  FNMA preferred stock              1,000,000         10,000            --         1,010,000
  Other                                 2,100          1,675            --             3,775
                                 ------------   ------------    ------------    ------------
                                   13,279,300          6,675        (509,060)     12,796,915
                                 ------------   ------------    ------------    ------------
Debt securities:
  State and local obligations       4,864,375        268,512            (260)      5,132,627
  Mortgage-backed securities        8,922,072        104,434          (3,891)      9,022,615
                                 ------------   ------------    ------------    ------------
                                   13,786,447        372,946          (4,151)     14,155,242
                                 ------------   ------------    ------------    ------------

                                 $ 27,065,747   $    399,621    $   (513,211)   $ 26,952,157
                                 ============   ============    ============    ============

Securities available-for-sale as of December 31, 2002, were as follows:

                                                    Gross            Gross
                                   Amortized      Unrealized      Unrealized
                                      Cost          Gains          (Losses)      Fair Value
                                ------------------------------------------------------------
Equity securities:
  Mutual fund                    $  2,000,000   $       --      $       --      $  2,000,000
  Federal Home Loan Bank stock      4,478,100           --              --         4,478,100
  FHLMC preferred stock             5,499,000         50,000        (319,000)      5,230,000
  FNMA preferred stock              1,000,000         22,500            --         1,022,500
  Other                                 2,100          1,298            --             3,398
                                 ------------   ------------    ------------    ------------

                                   12,979,200         73,798        (319,000)     12,733,998
                                 ------------   ------------    ------------    ------------
Debt securities:
  State and local obligations       5,736,867        336,652             (81)      6,073,438
  Mortgage-backed securities        3,836,033        190,273            --         4,026,306
                                 ------------   ------------    ------------    ------------

                                    9,572,900        526,925             (81)     10,099,744
                                 ------------   ------------    ------------    ------------

                                 $ 22,552,100   $    600,723    $   (319,081)   $ 22,833,742
                                 ============   ============    ============    ============

No ready market exists for Federal Home Loan Bank stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a fair value which is equal to cost.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Securities available-for-sale with a carrying amount of approximately $516,000 and $522,000 at December 31, 2003 and 2002, respectively, were pledged on deposit accounts.

Securities available-for-sale with a carrying amount of approximately $6,970,000 at December 31, 2003, were pledged as collateral on Federal Home Loan Bank advances. There were no securities available-for-sale pledged as collateral for Federal Home Loan Bank advances at December 31, 2002.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003 are summarized as follows:

                                   Less than 12 Months              12 Months or More                      Total
                               ----------------------------    ----------------------------    ----------------------------
                                                 Unrealized                      Unrealized
                                    Fair                            Fair                            Fair
                                   Value          Losses            Value          Losses           Value         Losses
                               --------------------------------------------------------------------------------------------
Equity securities:
  Mutual funds                 $  1,989,940    $    (10,060)   $       --      $       --      $  1,989,940    $    (10,060)
  FHLMC preferred stock                --              --         2,000,000        (499,000)      2,000,000        (499,000)
                               --------------------------------------------------------------------------------------------
                                  1,989,940         (10,060)      2,000,000        (499,000)      3,989,940        (509,060)
                               --------------------------------------------------------------------------------------------

Debt securities:
  State and local obligations       259,740            (260)           --              --           259,740            (260)
  Mortgage-backed securities      6,969,791          (3,891)           --              --         6,969,791          (3,891)
                               --------------------------------------------------------------------------------------------
                                  7,229,531          (4,151)           --              --         7,229,531          (4,151)
                               --------------------------------------------------------------------------------------------

                               $  9,219,471    $    (14,211)   $  2,000,000    $   (499,000)   $ 11,219,471    $   (513,211)
                               ============================================================================================

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary, by the Company.

The amortized cost and fair value of debt securities as of December 31, 2003, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                         Securities Available-for-Sale
                                       ---------------------------------
                                           Amortized
                                             Cost           Fair Value
                                       --------------     --------------

Due in one year or less                $      235,288     $      236,693
Due from one to five years                  2,325,032          2,430,705
Due from five to ten years                  1,668,498          1,759,327
Due after ten years                           635,557            705,902
Mortgage-backed securities                  8,922,072          9,022,615
                                       ---------------- ----------------
                                       $   13,786,447     $   14,155,242
                                       ================ ================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

There were no securities sold during 2003. Gross gains of $26,352 and $800 were realized on the sale of securities available-for-sale in 2002 and 2001, respectively. Gross losses of $26,875 and $1,733 were realized on the sale of securities available-for-sale in 2002 and 2001, respectively.

Included in the interest income on securities and cash deposits was dividend income of $424,366, $550,306 and $827,994 for the years ended December 31, 2003, 2002 and 2001, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2003, 2002 and 2001, were as follows:

                                                  2003            2002           2001
                                              -----------------------------------------
Unrealized holding gains (losses) arising
  during the period                           $ (395,232)     $ (22,997)     $  702,045
Less reclassification adjustment for net
  (losses) realized in net income                   -              (523)           (933)
                                              -----------------------------------------
          Net unrealized gains (losses)
             before tax (expense) benefit       (395,232)       (22,474)        702,978
Tax (expense) benefit                            147,411          9,038        (265,647)
                                              -----------------------------------------
          Other comprehensive income
            (loss) - net unrealized gains
            (losses) on securities            $ (247,821)     $ (13,436)     $  437,331
                                              =========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 3.  Loans Receivable

Loans receivable at December 31, 2003 and 2002, are summarized as follows:

                                                  2003            2002
                                             ------------------------------
First mortgage loans:
  Secured by one-to-four family residences   $ 171,604,211    $ 146,457,845
  Secured by:
     Multifamily properties                     69,962,902       70,778,861
     Commercial properties                      69,609,086       71,251,023
  Construction loans                             2,284,390        2,293,998
                                             ------------------------------
          Total first mortgage loans           313,460,589      290,781,727
                                             ------------------------------

Consumer loans:
  Automobile                                     9,800,805       10,114,605
  Second mortgage                               37,600,714       38,239,932
  Other                                          6,533,556        5,437,535
                                             ------------------------------
          Total consumer loans                  53,935,075       53,792,072
                                             ------------------------------

          Total loans                          367,395,664      344,573,799

Undisbursed portion of construction loans       (1,855,050)        (928,855)
Unearned premiums, net                             696,558          623,051
Net deferred loan origination (fees)              (113,077)          (3,237)
Allowance for loan losses                       (3,164,857)      (3,118,394)
                                             ------------------------------
                                             $ 362,959,238    $ 341,146,364
                                             ==============================


Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                         2003           2002            2001
                                     ------------------------------------------

Balance, beginning                   $ 3,118,394    $ 2,883,197     $ 2,843,149
  Provision charged to income            255,000        383,000         210,000
  Loans charged-off                     (301,978)      (161,842)       (182,954)
  Recoveries                              93,441         14,039          13,002
                                     ------------------------------------------
Balance, ending                      $ 3,164,857    $ 3,118,394     $ 2,883,197
                                     ==========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                    December 31,
                                                ------------------
                                                  2003       2002
                                                -------------------

Impaired loans without a valuation allowance    $   --     $   --
Impaired loans with a valuation allowance        614,517    642,967
                                                -------------------
            Total impaired loans                $614,517   $642,967
                                                ===================

Valuation allowance related to impaired loans   $110,813   $121,737
                                                ===================

Average investment in impaired loans            $538,153   $579,763
                                                ====================


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

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2003 and 2002:

                                   2003           2002
                               --------------------------

Beginning balance              $ 1,927,727    $ 1,998,872
  New loans                        130,800        653,000
  Change in status                    --          (37,971)
  Repayments                      (211,184)      (686,174)
                               --------------------------
Ending balance                 $ 1,847,343    $ 1,927,727
                               ==========================


Note 4.  Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2003 and 2002, are $43,771,993 and $31,859,427, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $286,580 and $217,884 at December 31, 2003 and 2002, respectively.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 5.  Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                 2003          2002
                                           ---------------------------

   Land                                    $  2,629,144   $  2,268,985
   Buildings and improvements                 7,479,355      6,042,167
   Construction in progress                     921,905        871,865
   Leasehold improvements                        35,259         35,259
   Furniture, fixtures and equipment          3,418,889      3,150,595
   Vehicles                                     101,955         96,990
                                           ---------------------------
                                             14,586,507     12,465,861
   Less accumulated depreciation              4,744,030      4,269,898
                                           ---------------------------
                                           $  9,842,477   $  8,195,963
                                           ===========================


Note 6.  Deposits

Deposits at December 31 were as follows:

                                                2003           2002
                                           ---------------------------
   Demand and NOW accounts:
     Noninterest bearing                   $  9,161,277   $  8,156,198
     Interest-bearing                        41,601,765     36,373,805
   Savings accounts                          27,764,803     25,692,683
   Money market savings                      25,785,186     23,747,823
   Certificates of deposit                  179,650,538    183,029,573
                                           ---------------------------
                                           $283,963,569   $277,000,082
                                           ===========================


At December 31, 2003, scheduled maturities of certificates of deposit were as follows:

    Year ending December 31:
      2004                                $  92,659,900
      2005                                   34,269,210
      2006                                   21,998,670
      2007                                   19,513,073
      2008                                   11,209,685
                                          -------------
                                          $ 179,650,538
                                          =============

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Interest expense on deposits consisted of the following:

                                   Years ended December 31,
                          ---------------------------------------
                              2003          2002          2001
                          ---------------------------------------

NOW accounts              $   125,078   $   210,043   $   295,684
Savings accounts              148,651       281,171       362,320
Money market savings          258,090       349,875       928,631
Certificates of deposit     7,317,767     8,648,832    10,367,331
                          ---------------------------------------
                          $ 7,849,586   $ 9,489,921   $11,953,966
                          =======================================


The aggregate amount of certificates of deposit in excess of $100,000 was $18,751,451 and $15,795,853 as of December 31, 2003 and 2002, respectively.

Note 7.  Borrowed Funds

Borrowed funds at December 31, 2003, included miscellaneous borrowings of $17,065 and borrowings from the Federal Home Loan Bank of Des Moines (FHLB) as follows:

                       Weighted-
 Stated                 Average
Maturity             Interest Rate         Amount                      Features
-------------------------------------------------------------------------------------------------------------------
 2004                    3.04%         $   9,000,000    Includes $1.5 million variable rate, renewable daily
 2005                    3.51             13,500,000
 2006                    4.64             14,000,000
 2007                    4.14             16,500,000
 2008                    5.05             14,500,000    Includes $9.0 million callable, various dates in 2004
 2009                    4.49              3,500,000
 2010                    5.68             20,500,000    Includes $17.5 million callable, various dates in 2004
 2011                    4.83              3,000,000    All callable, January , 2004
 2018                    3.83                487,540    15-year amortizing, repayable 2008
                     ---------------------------------
                         4.52%         $  94,987,540
                     =================================


At December 31, 2003, the Company had an unsecured $3,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% (2.97% at December 31, 2003) and matures October 1, 2004. There were no borrowings outstanding at December 31, 2003.

Borrowed funds at December 31, 2002, included miscellaneous borrowings of $21,287 and borrowings from the FHLB of $85,005,151. Such borrowings carried a weighted-average interest rate of 4.97% with maturities ranging from 2003 through 2013.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 8.  Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa Law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2003, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                                            Years ended December 31,
                                 -------------------------------------------
                                     2003             2002           2001
                                 -------------------------------------------

   Current                       $ 2,722,041      $ 3,068,047    $ 2,541,049
   Deferred                           (1,475)        (114,715)      (193,638)
                                 -------------------------------------------
                                 $ 2,720,566      $ 2,953,332    $ 2,347,411
                                 ===========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 2003 and 2002:

                                                          2003          2002
                                                       -----------------------

Deferred tax assets:
  Unearned shares, employee stock ownership plan       $   17,000   $   28,000
  Allowance for loan losses                             1,180,000    1,075,000

  Unrealized losses on securities available-for-sale       42,000         --
  Deferred directors fees and compensation                 42,000       42,000
  Deferred income                                          73,000        8,000
  Accrued expenses                                         56,000       46,000
  Dividends on employee stock ownership plan               45,000       34,000
  Other                                                    39,198       52,049
                                                       -----------------------
          Total gross deferred tax assets               1,494,198    1,285,049
                                                       -----------------------

Deferred tax liabilities:
  Federal Home Loan Bank stock dividend                    39,000       45,000
  Loan costs                                                3,000       17,000
  Premises and equipment                                  234,000      108,000
  Title plant                                             181,000      160,000
  Loans acquired                                           22,000       42,000
  Investments acquired                                     11,000       16,000
  Servicing rights                                        137,000      107,000
  Unrealized gains on securities available-for-sale          --        105,000
  Other                                                   109,655       76,392
                                                       -----------------------
          Total gross deferred tax liabilities            736,655      676,392
                                                       -----------------------

          Net deferred tax assets                      $  757,543   $  608,657
                                                       =======================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

                                                             Years Ended December 31,
                                   ----------------------------------------------------------------------------
                                           2003                       2002                     2001
                                 -------------------------   ------------------------   ------------------------
                                                  Percent                    Percent                 Percent
                                                 of Pretax                  of Pretax                of Pretax
                                    Amount        Income        Amount       Income      Amount       Income
                                 -------------------------------------------------------------------------------
Income before income taxes       $ 2,913,452       34.0%     $ 2,998,288       34.0%     $ 2,319,573       34.0%
Nontaxable income                   (149,455)      (1.7)        (187,175)      (2.1)        (235,557)      (3.4)
State income tax, net of
  federal income tax benefit         217,337        2.5          212,372        2.4          187,403        2.8
State tax credit, net of
    federal income tax benefit      (109,720)      (1.3)            --          --              --       --
Low income housing tax credit       (237,441)      (2.8)        (153,680)      (1.7)        (153,680)      (2.3)
Goodwill amortization                   --          --              --          --           145,547        2.1
Other                                 86,393        1.0           83,527        0.9           84,125        1.2
                                 -------------------------------------------------------------------------------

                                 $ 2,720,566       31.7%     $ 2,953,332       33.5%     $ 2,347,411       34.4%
                                 ===============================================================================

Note 9.  Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. The Bank recognized $278,400 and $104,500 pension expense for the years ended December 31, 2003 and 2002, respectively. There was no pension expense for the year ended December 31, 2001.

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

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Company's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Company's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2003 and 2002.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $548,947, $436,984 and $369,907 for the years ended December 31, 2003, 2002 and 2001, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2003 and 2002, are as follows:

                                                          2003          2002
                                                      --------------------------


Allocated shares                                         171,021        154,212
Unreleased (unearned) shares                              16,916         32,588
                                                      --------------------------
                                                         187,937        186,800
                                                      ==========================

Fair market value of unreleased (unearned) shares      $ 623,185    $ 1,010,228
                                                      ==========================


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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

The table below reflects option activity for the period indicated:

                                                      Weighted-
                                                       Average
                                                       Exercise
                                       Number of      Price per
                                         Shares         Share

Outstanding, December 31, 2000          298,710       $   14.01
  Granted                                28,000           19.21
  Forfeited                              (3,800)          19.12
  Exercised                             (38,000)          12.94
                                       -------------------------
Outstanding, December 31, 2001          284,910           14.67
  Granted                                11,000           20.59
  Forfeited                              (1,000)          16.95
  Exercised                             (73,100)          12.48
                                       -------------------------
Outstanding, December 31, 2002          221,810           15.67
  Granted                                 6,000           31.00
  Forfeited                              (1,000)          19.51
  Exercised                             (59,200)          13.34
                                       -------------------------
Outstanding, December 31, 2003          167,610       $   17.02
                                       =========================

Options exercisable                     146,210       $   16.75
                                       =========================

Remaining shares available for grant     68,605
                                       =========

As of December 31, 2003, the 167,610 options outstanding under the Plan have exercise prices between $12.38 and $31.00. The weighted average fair value per option of options granted during the years ended December 31, 2003, 2002 and 2001, were $6.90, $4.20 and $4.48, respectively.

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

Note 10. Stockholders' Equity

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2003, the Bank meets all capital adequacy requirements to which it is subject.

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

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                           To Be Well
                                                                                        Capitalized Under
                                                               For Capital              Prompt Corrective
                                    Actual                  Adequacy Purposes           Action Provisions
                            ----------------------       ----------------------       -----------------------
                              Amount        Ratio          Amount        Ratio          Amount        Ratio
                            ---------------------------------------------------------------------------------
                             (000's)                        (000's)                     (000's)
As of December 31, 2003:
   Total Capital (to risk
     weighted assets)       $ 34,958        12.4%         $ 22,554         8.0%       $ 28,192         10.0%
   Tier 1 Capital (to risk
     weighted assets)         31,816         11.3           11,277         4.0          16,915          6.0
   Tier I  (Core) Capital
     (to adjusted assets)     31,816          7.6           12,541         3.0          20,901          5.0
   Tangible Capital (to
     adjusted assets)         31,816          7.6            6,270         1.5            -               -
As of December 31, 2002:
   Total Capital (to risk
     weighted assets)       $ 33,870        12.4%         $ 21,805         8.0%       $ 27,256         10.0%
   Tier 1 Capital (to risk
     weighted assets)         30,803         11.3           10,902         4.0          16,354          6.0
   Tier I  (Core) Capital
     (to adjusted assets)     30,803          7.8           11,917         3.0          19,862          5.0
   Tangible Capital (to
     adjusted assets)         30,803          7.8            5,959         1.5            -              -

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

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 11. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                2003         2002         2001
                                            ------------------------------------

Advertising and promotion                   $  467,759   $  277,702   $  211,221
Professional fees                              188,093      194,055      180,155
Printing, postage, stationery and supplies     445,609      437,453      382,832
Checking account charges                       332,005      335,458      338,521
Insurance                                      129,875      106,826       83,602
OTS general assessment                          93,455       88,799       84,138
Telephone                                      133,744      140,575      123,867
Apartment operating costs                      335,098      172,941      143,730
Employee costs                                 132,632      164,508      133,380
Other                                          787,380      704,145      696,020
                                            ------------------------------------
                                            $3,045,650   $2,622,462   $2,377,466
                                            ====================================


Note 12. Financial Instruments With Off-Statement of Financial Condition Risk

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

A summary of the contract amount of the Bank's exposure to off-statement financial condition risk for commitments to extend credit is as follows:

                                                            Contract or Notional Amount
                                                            ---------------------------
                                                                     December 31,
                                                            ---------------------------
                                                                 2003         2002
                                                            ---------------------------
Mortgage loans (including one-to-four family, multifamily
  and commercial loans)                                      $10,601,444   $ 8,191,023
Undisbursed overdraft loan privileges and undisbursed home
  equity lines of credit                                       2,452,139     2,094,819

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------


At December 31, 2003, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 6.16% and fixed-rate commitments carrying a weighted-average interest rate of 8.26%.

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

Note 13. Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $138,396,000 of the Bank's first mortgage loan portfolio at December 31, 2003, consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $36,703,000, Colorado with $16,710,000 and Wisconsin with $14,629,000. These are generally one-to-four family, multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

Note 14. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2003 and 2002, were as follows:

                                           2003                           2002
                                ---------------------------   ---------------------------
                                  Carrying         Fair          Carrying        Fair
                                   Amount          Value          Amount        Value
                                ----------------------------------------------------------
                                               (nearest 000)                 (nearest 000)
Finacial assets:
  Cash                          $ 10,018,573   $ 10,019,000   $ 15,168,601   $ 15,169,000
  Securities                      26,952,157     26,952,000     22,833,742     22,834,000
  Loans, net                     362,959,238    368,037,000    341,146,364    347,684,000
  Loans held for sale                326,900        332,000      2,372,134      2,408,000
  Accrued interest receivable      1,866,521      1,867,000      1,928,278      1,928,000
Financial liabilities:
  Deposits                       283,963,569    291,575,000    277,000,082    284,278,000
  Borrowed funds                  95,004,605     99,187,000     85,026,438     90,971,000
  Accrued interest payable           106,538        107,000        129,899        130,000

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 15. Restriction on Stockholders' Equity

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

Note 16. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                 2003         2002         2001
                                              ------------------------------------
Numerator, income available to common
  stockholders                                $5,848,410   $5,865,161   $4,474,863
                                              ====================================

Denominator:

  Weighted-average shares outstanding          1,610,209    1,680,679    1,823,100
  Less unallocated ESOP shares                    26,641       42,930       60,200
                                              ------------------------------------
  Weighted-average shares outstanding-basic
                                               1,583,568    1,637,749    1,762,900
  Dilutive effect of stock options                95,478      101,786       93,743
                                              ------------------------------------
  Weighted-average shares outstanding-
    assuming dilution                          1,679,046    1,739,535    1,856,643
                                              ====================================

Basic earnings per common share               $     3.69   $     3.58   $     2.54

Earnings per common share-assuming dilution         3.48         3.37         2.41

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 17. North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2003 and 2002

                                                        2003            2002
                                                   ----------------------------

ASSETS

Cash                                               $    185,235    $    410,620
Securities available-for-sale                             3,775           3,398
Loans receivable, net                                 3,836,000       1,491,000
Investment in First Federal Savings Bank of Iowa     37,936,434      37,029,542
Deferred taxes                                            3,976           4,127
Prepaid and other assets                                   --           108,269
                                                   ----------------------------

           Total assets                            $ 41,965,420    $ 39,046,956
                                                   ============================

LIABILITIES AND EQUITY

LIABILITIES
   Dividend payable                                $    337,907    $    295,250
   Accrued expenses and other liabilities                35,872           3,502
                                                   --------------- ------------

           Total liabilities                            373,779         298,752
                                                   ----------------------------

EQUITY
   Common stock                                          16,048          16,403
   Additional paid-in capital                        17,711,322      17,011,095
   Retained earnings                                 24,103,330      21,862,248
   Unearned shares, employee stock ownership plan      (167,793)       (318,097)
   Accumulated other comprehensive income (loss)        (71,266)        176,555
                                                   ----------------------------

           Total equity                              41,591,641      38,748,204
                                                   ----------------------------

           Total liabilities and equity            $ 41,965,420    $ 39,046,956
                                                   ============================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

                              STATEMENTS OF INCOME
                  Years Ended December 31, 2003, 2002 and 2001

                                                    2003           2002           2001
                                                -----------------------------------------
Operating income:
   Equity in net income of subsidiary           $ 5,897,750    $ 5,901,383    $ 4,525,221
   Interest income                                   63,516         53,759         69,842
   Gain (loss) on sale of securities
     available-for-sale, net                           --           26,352           (933)
                                                -----------------------------------------
                                                  5,961,266      5,981,494      4,594,130
                                                -----------------------------------------

Operating expenses:
   Interest expense                                    --              844            394
   Salaries and employee benefits                    19,800         22,150         33,250
   Other                                            122,077        112,759        118,804
                                                -----------------------------------------
                                                    141,877        135,753        152,448
                                                -----------------------------------------

           Income before income tax (benefit)     5,819,389      5,845,741      4,441,682

Provision for income taxes (benefit)                (29,021)       (19,420)       (33,181)
                                                -----------------------------------------

           Net income                           $ 5,848,410    $ 5,865,161    $ 4,474,863
                                                =========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

                                             STATEMENTS OF CASH FLOWS
                                   Years Ended December 31, 2003, 2002 and 2001

                                                                2003           2002           2001
                                                            -----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                               $ 5,848,410    $ 5,865,161    $ 4,474,863
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Equity in net income of First Federal Savings
       Bank of Iowa                                          (5,897,750)    (5,901,383)    (4,525,221)
     Dividends received from First Federal Savings
       Bank of Iowa                                           5,750,000      5,000,000      4,750,000
     (Gain) loss on sale of securities available-for-sale          --          (26,352)           933
     Change in deferred income taxes                           (458,243)      (375,748)      (107,233)
     Change in assets and liabilities:
       Prepaid expenses and other assets                        108,269        (25,256)       (11,384)
       Accrued expenses and other liabilities                    32,370          3,103            399
                                                            -----------------------------------------
           Net cash provided by operating activities          5,383,056      4,539,525      4,582,357
                                                            -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net (increase) decrease in loans receivable               (2,345,000)      (920,000)       530,000
   Proceeds from sale of securities available-for-sale             --          277,727        220,125
                                                            -----------------------------------------
           Net cash provided by (used in) investing
              activities                                     (2,345,000)      (642,273)       750,125
                                                            -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in short-term borrowings                --         (250,000)       250,000
   Purchase of treasury stock                                (3,234,239)    (3,569,328)    (5,280,545)
   Proceeds from issuance of common stock                     1,248,230      1,283,365        557,640
   Dividends paid                                            (1,277,432)    (1,128,628)    (1,028,210)
                                                            -----------------------------------------
           Net cash (used in) financing activities           (3,263,441)    (3,664,591)    (5,501,115)
                                                            -----------------------------------------

           Net increase (decrease) in cash                     (225,385)       232,661       (168,633)

CASH
   Beginning                                                    410,620        177,959        346,592
                                                            -----------------------------------------
   Ending                                                   $   185,235    $   410,620    $   177,959
                                                            =========================================

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------

Note 18. Quarterly Results of Operations (Unaudited)

                                              Year Ended December 31, 2003
                                         --------------------------------------
                                          First     Second    Third     Fourth
                                         Quarter    Quarter   Quarter   Quarter
                                         --------------------------------------
                                        (In thousands, except per share amounts)

Interest income                          $6,526     $6,441     $6,343    $6,146
Interest expense                          3,180      3,137      3,056     2,969
                                         ------     ------     ------    ------
           Net interest income            3,346      3,304      3,287     3,177
Provision for loan losses                    60         60         75        60
                                         ------     ------     ------    ------
           Net interest income after
              provision for loan losses   3,286      3,244      3,212     3,117
                                         ------     ------     ------    ------

Noninterest income:
   Fees and service charges                 564        627        681       992
   Abstract fees                            434        495        521       361
   Mortgage banking income                  174        275        311        68
   Other income                             221        302        251       293
                                         ------     ------     ------    ------
           Total noninterest income       1,393      1,699      1,764     1,714
                                         ------     ------     ------    ------

Noninterest expense:
   Compensation and employee benefits     1,432      1,412      1,506     1,600
   Premises and equipment                   309        307        321       350
   Data processing                          134        156        143       145
   Other                                    682        779        791       793
                                         ------     ------     ------    ------
           Total noninterest expense      2,557      2,654      2,761     2,888
                                         ------     ------     ------    ------

Income before income taxes                2,122      2,289      2,215     1,943
Provision for income taxes                  620        761        721       619
                                         ------     ------     ------    ------
           Net income                    $1,502     $1,528     $1,494    $1,324
                                         ======     ======     ======    ======

Basic earnings per share                 $ 0.94     $ 0.97     $ 0.95    $ 0.83
                                         ======     ======     ======    ======

Diluted earnings per share               $ 0.88     $ 0.92     $ 0.90    $ 0.78
                                          ======     ======     ======    ======

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------


                                               Year Ended December 31, 2002
                                          --------------------------------------
                                           First     Second     Third     Fourth
                                          Quarter    Quarter   Quarter   Quarter
                                          --------------------------------------
                                        (In thousands, except per share amounts)

Interest income                           $ 6,531    $ 6,760   $ 6,937   $ 6,737
Interest expense                            3,493      3,498     3,533     3,387
                                          -------    -------   -------   -------
           Net interest income              3,038      3,262     3,404     3,350
Provision for loan losses                     180         90        56        57
                                          -------    -------   -------   -------
           Net interest income after
              provision for loan losses     2,858      3,172     3,348     3,293
                                          -------    -------   -------   -------

Noninterest income:
   Fees and service charges                   589        596       662       528
   Abstract fees                              397        402       436       451
   Mortgage banking fees                      108        107       167       365
   Gain (loss) on sale of securities
     available-for-sale                        (1)      --           1      --
   Other income                               222        281       243       175
                                          -------    -------   -------   -------
           Total noninterest income         1,315      1,386     1,509     1,519
                                          -------    -------   -------   -------

Noninterest expense:
   Compensation and employee benefits       1,266      1,324     1,261     1,372
   Premises and equipment                     309        302       261       320
   Data processing                            129        132       131       152
   Other                                      662        647       628       686
                                          -------    -------   -------   -------
           Total noninterest expense        2,366      2,405     2,281     2,530
                                          -------    -------   -------   -------

Income before income taxes                  1,807      2,153     2,576     2,282
Provision for income taxes                    576        729       868       780
                                          -------    -------   -------   -------
           Net income                     $ 1,231    $ 1,424   $ 1,708   $ 1,502
                                          =======    =======   =======   =======

Basic earnings per share                  $  0.75    $  0.87   $  1.04   $  0.92
                                          =======    =======   =======   =======

Diluted earnings per share                $  0.71    $  0.81   $  0.98   $  0.87
                                          =======    =======   =======   =======

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------


                                               Year Ended December 31, 2001
                                         ---------------------------------------
                                          First    Second      Third     Fourth
                                         Quarter   Quarter    Quarter    Quarter
                                         ---------------------------------------
                                         In thousands, except per share amounts)

Interest income                          $7,040     $6,922     $6,894     $6,644
Interest expense                          4,381      4,255      4,105      3,773
                                         ------     ------     ------     ------
           Net interest income            2,659      2,667      2,789      2,871
Provision for loan losses                    30         60         60         60
                                         ------     ------     ------     ------
           Net interest income after
              provision for loan losses   2,629      2,607      2,729      2,811
                                         ------     ------     ------     ------

Noninterest income:
   Fees and service charges                 409        471        503        610
   Abstract fees                            302        378        388        438
   Other income                             328        386        377        502
                                         ------     ------     ------     ------
           Total noninterest income       1,039      1,235      1,268      1,550
                                         ------     ------     ------     ------

Noninterest expense:
   Compensation and employee benefits     1,100      1,048      1,127      1,225
   Premises and equipment                   297        289        290        350
   Data processing                          106        117        117        130
   Goodwill amortization                    118        118        118        118
   Other expenses                           553        612        583        630
                                         ------     ------     ------     ------
           Total noninterest expense      2,174      2,184      2,235      2,453
                                         ------     ------     ------     ------

Income before income taxes                1,494      1,658      1,762      1,908
Provision for income taxes                  513        548        608        678
                                         ------     ------     ------     ------
           Net income                    $  981     $1,110     $1,154     $1,230
                                         ======     ======     ======     ======

Basic earnings per share                 $ 0.53     $ 0.62     $ 0.66     $ 0.73
                                         ======     ======     ======     ======

Diluted earnings per share               $ 0.51     $ 0.59     $ 0.62     $ 0.69
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

Continuing Directors

         David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

         Robert H. Singer, Jr. is the executive director of the Fort Dodge Area Chamber of Commerce. Mr. Singer was formerly the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

         Mark Thompson is the owner of Mark Thompson, CPA, P.C., in Fort Dodge, Iowa and has been a certified public accountant since 1978.

Nominees for Election as Directors

         Melvin R. Schroeder was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa. Mr. Schroeder retired in 2001.

         Randall L. Minear is the President of Terrus Real Estate Group, located in Des Moines, Iowa. He formerly served at the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

         C. Thomas Chalstrom has been employed with the Bank since 1985, was named Executive Vice President in December 1994. Mr. Chalstrom was named Chief Operating Officer of the Bank in December 1998.

Noncontinuing Directors

         KaRene Egemo was the owner of Egemo Realty, Inc. in Fort Dodge, Iowa. Mrs. Egemo passed away February 18, 2004.

         Craig R. Barnes is a Senior Vice President for Commercial Capital Markets for Washington Mutual. Mr. Barnes was formerly the Executive Director of International Products for Principal Capital Management, a member of the Principal Financial Group.

Executive Officers Who are Not Directors or Nominees

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

                                 Price Range ($)
                                 ---------------
                                                                 Dividends
                                                                 Declared
Quarter Ended                 High                Low            Per Share
-------------                 ----                ---            ---------
2002
    First Quarter.........          23.88              20.00              0.18
    Second Quarter........          29.40              23.35              0.18
    Third Quarter.........          28.99              23.00              0.18
    Fourth Quarter........          31.00              27.10              0.18
2003
    First Quarter.........          36.10              31.60              0.21
    Second Quarter........          35.87              31.30              0.21
    Third Quarter.........          36.71              33.64              0.21
    Fourth Quarter .......          38.68              35.58              0.21


The Company's Common Stock was traded at $38.80 as of March 8, 2004.

Information Relating to the Company's Common Stock

         As of March 8, 2004, the Company had 1,262 shareholders of record, which includes the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,588,280 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.25 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

         The Bank will not be permitted to pay dividends to the Holding Company on its capital stock if its shareholders' equity would be reduced below the amount required for the liquidation account. For information concerning federal regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see Note 10 to the Consolidated Financial Statements.

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

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 23, 2004 at the Trolley Center, located at 900 Central Avenue, Fort Dodge, Iowa.

Stockholders and General Inquiries              Stock Exchange

David M. Bradley                                The Company's Common Shares are
North Central Bancshares, Inc.                  listed under the symbol "FFFD"
c/o First Federal Savings Bank of Iowa          on NASDAQ
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

General Counsel                                 Independent Auditor
Johnson, Erb, Bice, Kramer, Good &              McGladrey & Pullen, LLP
Mulholland, P.C.                                400 Locust Street   Suite  640
809 Central Avenue                              Des Moines, Iowa 50309
Fort Dodge, Iowa 50501

Special Counsel                                 Transfer Agent
Thacher Proffitt & Wood LLP                     Computershare Investor Services
1700 Pennsylvania Avenue, N.W., Suite 800       350 Indiana Street Suite 800
Washington, D.C.  20006                         Golden, Colorado  80401
                                                (303) 262-0600 or
                                                800-962-4284
                                                e-mail:
                                                inquire@computershare.com
                                                www.computershare.com
Publications - Annual Report on Form 10-K

         A copy of the Company's Annual Report Form 10-K (without exhibits) for the fiscal year ended December 31, 2003 will be furnished without charge to shareholders of record as of March 8, 2004 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Annual Report Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings at www.sec.gov.


Dividend Reinvestment and Stock Purchase Plan

         This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

         For more information, contact Computershare Investor Services (see address above) or visit Computershare's website at www.computershare.com