Form 10-K, Exhibit 13
period 2004-12-31
NORTH CENTRAL BANCSHARES INC
filed 2005-03-30
CIK 1005188

Exhibit 13.1      Annual Report to Shareholders.





                         NORTH CENTRAL BANCSHARES, INC.

                        Holding Company for First Federal
                              Savings Bank of Iowa





                               2004 ANNUAL REPORT

                            TABLE OF CONTENTS


    MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER.......3

    SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA.......................4

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................7

    INDEX TO FINANCIAL STATEMENTS........................................27

    QUARTERLY RESULTS OF OPERATIONS (Unaudited)..........................60

    MANAGEMENT OF THE HOLDING COMPANY AND THE BANK.......................63

    SHAREHOLDER INFORMATION..............................................64


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


                         North Central Bancshares, Inc.
                               Holding Company for
                       First Federal Savings Bank of Iowa
                               825 Central Avenue
                             Fort Dodge, Iowa 50501
                                  515-576-7531
                            www.firstfederaliowa.com


                                Branch Locations

   Fort Dodge, Iowa            Fort Dodge, Iowa                Ames, Iowa
  825 Central Avenue        201 South 25th Street            316 South Duff
Fort Dodge, Iowa 50501         Fort Dodge, Iowa             Ames, Iowa 50010
     515-576-7531                515-576-3177                 515-232-4304

    Nevada, Iowa                Perry, Iowa                    Ankeny, Iowa
404 Lincoln Highway         1111 - 141st Street          2110 SE Delaware Street
 Nevada, Iowa 50201          Perry, Iowa 50220              Ankeny, Iowa 50021
    515-382-5408               515-465-3187                    515-963-4488

      Clive, Iowa             Burlington, Iowa            Burlington, Iowa
  13150 Hickman Road         1010 N. Roosevelt          321 North 3rd Street
   Clive, Iowa 50325       Burlington, Iowa 52601      Burlington, Iowa 52601
     515-440-6300               319-754-6521                319-754-7517


   Mt. Pleasant, Iowa
     102 South Main
Mt. Pleasant, Iowa 52641
      319-385-8000

                     MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2004. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank").

         For the year ended December 31, 2004, North Central Bancshares' net income was $5,399,000 or $3.34 diluted earnings per share, as compared to $5,848,000, or $3.48 diluted earnings per share, for the year ended December 31, 2003. Some of our achievements during the past year include:

                                 2004 HIGHLIGHTS

     *    Total assets increased 9.1% to a new high of $462.7 million.

     *    Deposits increased 11.4% to a new high of $316.3 million.

     *    Net loans increased 12.2% to a new high of $407.3 million.

     *    Low cost checking deposits increased 14.8% to $59.2 million.

     * Increased quarterly dividends in April, 2004 to $0.25 per share, a 19.0% increase.

     * Repurchased a total of 143,055 shares or 8.9% of outstanding stock during the year ended December 31, 2004.

     * Moved into a newly constructed 5,000 sq. ft. full service office in Clive, Iowa.

         This year also saw changes to our board of directors. Sadly, KaRene Egemo lost her brave fight against cancer in February 2004. We continue to miss her counsel and constant smile. Newly elected to the Board of Directors are C. Thomas Chalstrom, President of the Bank and Executive Vice President of the Company, and Randall L. Minear. Also during 2004, Chief Financial Officer David
W. Edge joined our senior management team.

         With the support of our directors, officers, staff and the continuing confidence of our shareholders, we look forward to continued success in the coming year. We remain committed to increasing shareholder value.


                                Sincerely,


                                /s/ David M. Bradley
                                --------------------
                                David M. Bradley, CPA
                                Chairman, President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The selected consolidated financial and other data of North Central Bancshares set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                            At December 31,
                                                                            ---------------
                                                2004              2003           2002             2001           2000
                                                ----              ----           ----             ----           ----
                                                                           (In thousands)
                                                                           --------------
Selected Consolidated Financial
  Condition Data:
Total assets...........................      $ 462,735         $ 424,009      $ 403,872        $ 379,375      $ 388,998
Cash (noninterest-bearing).............          2,970             2,894          2,143            2,259          2,519
Loans receivable, net:(1)
  First mortgage loans secured
    by one-to four-family
    residences.........................        184,324           171,468        147,479          159,943        174,413
  First mortgage loans secured
    by multifamily properties..........         77,995            69,507         70,194           73,311         74,644
  First mortgage loans secured
    by commercial properties...........         89,816            68,933         70,502           25,263         23,825
  Consumer loans.......................         55,181            53,051         52,971           49,464         45,144
                                             ---------         ---------      ---------        ---------      ---------
    Total loans receivable, net........        407,316           362,959        341,146          307,981        318,026
Investment securities(2)...............         28,054            34,077         35,859           49,016         49,682
Deposits...............................        316,334           283,964        277,000          268,814        261,167
Borrowed funds.........................        100,975            95,005         85,026           71,413         88,592
Total shareholders' equity.............         41,534            41,592         38,748           35,913         36,398

                                                                 For the Year Ended December 31,
                                                  2004             2003           2002           2001          2000
                                                  ----             ----           ----           ----          ----
                                                                             (In thousands)
                                                                             --------------
Selected Operating Data:
Interest income.......................       $   24,838        $  25,456      $  26,965         $ 27,500      $  27,284
Interest expense......................           11,367           12,342         13,911           16,514         16,707
                                             ----------        ---------      ---------         --------      ---------
   Net interest income before
     provision for loan losses........           13,471           13,114         13,054           10,986         10,577
Provision for loan losses.............              240              255            383              210            120
                                             ----------        ---------      ---------         --------      ---------
   Net interest income after
     provision for loan losses........           13,231           12,859         12,671           10,776         10,457
                                             ----------        ---------      ---------         --------      ---------
Noninterest income:
     Fees and service charges.........            3,123            2,864          2,375            1,993          1,592
     Abstract fees....................            1,461            1,811          1,686            1,506          1,233
     Other income.....................            1,449            1,895          1,668            1,593          1,189
                                             ----------        ---------      ---------         --------      ---------
       Total noninterest income.......            6,033            6,570          5,729            5,092          4,014
                                             ----------        ---------      ---------         --------      ---------
Noninterest expense:
     Salaries and employee benefits...            6,192            5,950          5,223            4,500          4,103
     Premises and equipment...........            1,428            1,287          1,192            1,226          1,092
     Data processing..................              567              578            544              470            455
     Goodwill.........................                -                -              -              472            472
     Other expenses...................            3,182            3,045          2,623            2,378          2,465
                                             ----------        ---------      ---------         --------      ---------
       Total noninterest expense......           11,369           10,860          9,582            9,046          8,587
                                             ----------        ---------      ---------         --------      ---------
Income before income taxes............            7,895            8,569          8,818            6,822          5,884
Income tax expense....................            2,496            2,721          2,953            2,347          1,873
                                             ----------        ---------      ---------         --------      ---------
   Net income.........................       $    5,399        $   5,848      $   5,865         $  4,475      $   4,011
                                             ==========        =========      =========         ========      =========

                                                                           At or for the Year Ended December 31,
                                                                           -------------------------------------
                                                                   2004           2003       2002         2001         2000
                                                                   ----           ----       ----         ----         ----
Key Financial Ratios and Other Data:
Performance Ratios: (%)
Net interest rate spread (difference between
  average yield on interest-earning
  assets and average cost of interest-
  bearing liabilities).................................            2.95%          3.01%       3.15%        2.68%        2.57%
Net interest margin (net interest income
  as a percentage of average interest-
  earning assets)......................................            3.19           3.26        3.44         3.03         2.95
Return on average assets (net income
  divided by average total assets).....................            1.21           1.38        1.47         1.17         1.06
Return on average equity (net income
  divided by average equity)...........................           12.97          14.65       15.57        12.21        11.08
Noninterest income to average assets...................            1.36           1.55        1.43         1.33         1.07
Efficiency ratio(3)....................................           58.29          55.17       51.01        56.26        58.85
Noninterest expense to average assets..................            2.55           2.56        2.40         2.36         2.28
Net interest income after provision for
  loan losses to noninterest expenses..................          116.37         118.40      132.24       119.12       121.78
Financial Condition Ratios: (%) (4)
Equity to assets at period end.........................            8.98           9.81        9.59         9.47         9.36
Tangible equity to tangible assets
    at period end (5) (6)..............................            7.80           8.54        8.25         8.03         7.84
Average shareholders' equity divided by
  average total assets.................................            9.35           9.40        9.42         9.57         9.61
Average tangible shareholders equity divided
    by average tangible total assets (5) (6)...........            8.13           8.12        8.06         8.10         8.00
Average interest-earning assets to average
  interest-bearing liabilities.........................          108.77         108.27      107.91       107.54       108.31

Asset Quality Ratios: (%) (4)
Nonaccrual loans to total net loans....................            0.16           0.17        0.19         0.09         0.33
Nonperforming assets to total assets(7)................            0.37           0.49        0.35         0.36         0.28
Allowance for loan losses as a percent of
  total loans receivable at end of period..............            0.77           0.86        0.90         0.92         0.88
Allowance for loan losses to nonaccrual
  loans................................................          513.13         515.02      485.00     1,042.07       274.08
Per Share Data:
Book value per share...................................        $  27.14       $  25.92    $  23.62    $   21.12     $  19.04
Tangible book value per share(5).......................           23.28          22.24       20.03        17.65        15.71
Basic earnings per share (8)...........................            3.47           3.69        3.58         2.54         2.04
Diluted earnings per share (9).........................            3.34           3.48        3.37         2.41         2.00
Dividends declared per share...........................            1.00           0.84        0.72         0.60         0.50
Dividend payout ratio..................................            0.29           0.23        0.20         0.25         0.25

_______________________

(Notes on following page)
-------------------------

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses, plus premiums. The allowance for loan losses at December 31, 2004, 2003, 2002, 2001 and 2000 was $3.2 million, $3.2 million, $3.1 million, $2.9 million and $2.8 million, respectively.

(2)      Includes interest-bearing cash.

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2004, 2003, 2002, 2001 and 2000 was $5.9 million, $5.9 million, $5.9 million, $5.9 million and $6.4 million, respectively.

(6) Tangible assets consist of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2004, 2003, 2002, 2001 and 2000 was $5.9 million, $5.9 million, $5.9 million, $5.9 million, and $6.4 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans and foreclosed real estate.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2004, 2003, 2002, 2001 and 2000 were 1,554,329,
         1,583,568, 1,637,749, 1,762,900 and 1,963,686, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2004, 2003, 2002, 2001 and 2000 were 1,616,689, 1,679,046, 1,739,535,
         1,856,643 and 2,006,340, respectively.

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

         The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and borrowed funds in the form of advances from the Federal Home Loan Bank of Des Moines (the "FHLB"). Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, data processing and other expenses. Net income also is affected significantly by general, economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Executive Overview

         The Holding Company's business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community oriented financial institution; (2) increasing loan and deposit balances in existing branch offices as well as by establishing de novo branch offices in markets where population growth trends are positive such as the Des Moines, Iowa metropolitan area; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements;
(6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through increases in fees and service charges.

      The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our shareholder value strategy. Our stockholder value strategy has three major themes: (1) enhancing our shareholders' value; (2) making our retail banking franchise more valuable; and (3) efficiently utilizing our capital.

      Management believes the following points were the most important to that analysis this year:

     o Earnings per share have increased annually except for 2004 since the Company's inception in 1996. Annual dividends per share have increased from $.25 per share in 1997 to $1.00 per share in 2004. A key factor in these increases is the Company's stock repurchase programs. An active stock repurchase program has consistently been used by the Company to manage capital and increase earnings per share. Since the Company's inception it has repurchased 2,734,622 shares at a cost of $52.2 million as of December 31, 2004.

     o The Bank has opened new offices in market areas where population growth trends are positive. A permanent office was opened in Clive, Iowa in March, 2004 and in Ankeny, Iowa in February 2003. In addition, in January 2005 the Bank purchased a building site in West Des Moines near Jordan Town Center Mall. These locations are in suburbs of Des Moines which is Iowa's largest metropolitan area. The Company will continue to analyze de novo branch opportunities in the Des Moines metropolitan area. Noninterest expenses have increased during the years ended December 31, 2004 and 2003 in part due to the Company's strategy of opening de novo branch offices. We believe that this strategy will result in loan and deposit growth for the Company but will negatively impact net earnings until each de novo branch achieves profitability.

     o Consistent with the Bank's emphasis on attracting and retaining core deposits, deposit fee growth continued a strong positive trend. The growth in core deposits is due in part to a new direct mail marketing program implemented in early 2003 emphasizing checking accounts. This direct mail program is ongoing and is expected to result in a continued growth in core deposits and fee income.

     o Our exposure to interest rate risk has increased from the prior year. This is due in part to the increase in money market deposit accounts and the decrease in the speed in which customers prepaid their loans. Also, beginning in 2002, the Company began to retain a portion of the 15 year fixed rate one- to four-family real estate loans it originates.

     o Management believes that the allowance for loan losses is adequate. The allowance for loan losses to nonaccrual loans was 513.13% at December 31, 2004. Net annualized chargeoffs for 2004 were 0.04% of total loans and have averaged under 0.05% of total loans for the past five years. During 2004, the Company's total loan portfolio increased $44.3 million or 12.2%. This increase primarily consisted of increases in the one- to four-family first mortgage real estate loans and commercial real estate loans. The Company's provision for loan losses in 2004 was $240,000.

     o The Company has lowered its effective tax rate through the use of federal Low Income Housing Tax Credits (LIHTC). o The Company owns and operates two elderly LIHTC projects in Fort Dodge. These projects generated $278,000 in federal income tax credits in 2004.

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

         The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements". Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for loan losses, and asset impairment judgments, including the recoverability of goodwill.

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

         Highlights of the Company's business strategy are as follows:

         Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an "Outstanding" as its most recent Community Reinvestment Act rating.

         Retail Deposit Base. In 2004, the Company had ten offices located in Fort Dodge, Ames, Nevada, Perry, Ankeny, Clive, Burlington and Mount Pleasant, Iowa. At December 31, 2004, 41.9% of the deposit base, or $132.8 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize growth in core deposits.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market area. At December 31, 2004, 39.8% of the Company's total assets consisted of one-to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2004, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties totaled $158.1 million and consisted of $14.6 million one-to-four family residential mortgage loans, or 3.5%, $69.4 million multifamily real estate loans, or 16.6%, and $74.1 million commercial real estate loans, or 17.7%, of the Company's total loan portfolio. At December 31, 2004, the Company's ratio of nonperforming assets to total assets was 0.37%. The Company also invests in state and local obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

         Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company has increased noninterest income through emphasizing growth in core deposit accounts. During the year ended December 31, 2004 fees and service charges totaled $3.1 million, an increase of $0.3 million from the prior year. The Company also has increased noninterest income through emphasizing growth in mortgage banking income, annuity and mutual fund sales and insurance sales. In addition, the Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an important source of fee income. Noninterest income from such business for the years ended December 31, 2004 and 2003 was $1.5 and $1.8 million, respectively, offset by noninterest expense attributable to First Iowa.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2004, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $32.3 million, representing an one-year gap to total assets ratio of negative 7.0% as compared to a negative 5.4% at December 31, 2003. To manage the Company's interest rate exposure, the Company emphasizes the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in mortgage-backed securities, municipal securities and equity securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. In addition, the Company generally sells all fixed rate one-to-four family residential loans with maturities in excess of fifteen years. See "Discussion of Market Risk - Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings such as FHLB advances, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2004, $631,000, or 14.0%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $2.3 million, or 51.8%, was scheduled to mature in one to five years and $1.5 million, or 34.2%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2004, totaled $79.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $161.5 million as of December 31, 2004. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2004, the Company had outstanding loan commitments of $4.0 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

        The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments and the proceeds from the exercise of stock options. The main cash outflows are payments of dividends to shareholders and funds used to repurchase shares of the Holding Company's common stock. During 2004, the Holding Company repurchased 143,055 shares of its common stock. The Holding Company has determined that a share buyback is appropriate to enhance shareholder value as such repurchases generally increase earnings per share, return on average assets and on average equity, three performance benchmarks against which bank and thrift holding companies are often measured. The Holding Company buys stock in the open market whenever the price of the stock is deemed reasonable and the Holding Company has funds available for the purchase. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 16 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS formula-based regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

         The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2004, 2003 and 2002, the Company's disbursements for loan originations and purchases totaled $160.2 million, $205.4 million and $210.3 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and call of securities and FHLB advances. Net cash flows (used in) investing activities amounted to $(42.4) million, $(31.1) million and $(27.6) million for the years ended December 31, 2004, 2003 and 2002, respectively. Net cash flows provided by financing activities amounted to $33.2 million, $13.9 million and $18.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2004 with tangible and leverage capital ratios of 7.3% and a total risk-based capital ratio of 11.7 %. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholders' equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2004:

                                                    Capital             Excess
                                  Amount          Requirements          Capital
                                  ------          ------------          -------
                                                 (In thousands)
  Tangible capital..........    $  33,324          $   6,868          $  26,456
  Core capital..............       33,324             13,735             19,589
  Risk-based capital........       36,464             24,847             11,617


Discussion of Market Risk--Interest Rate Sensitivity Analysis

         As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2004, $158.1 million, or 37.8%, of the Company's total loan portfolio was secured by properties outside the State of Iowa, located in twenty-two states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2004, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

         At December 31, 2004, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $32.3 million, representing a one-year gap ratio of negative 7.0%, compared to a one-year gap ratio of negative 5.4% at December 31, 2003. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

         Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                          At December 31, 2004 (1)
                                                                          ------------------------
                                                Within         1-3          3-5        5-10        10-20       Over 20
                                                1 Year        Years        Years       Years       Years        Years       Total
                                                ------        -----        -----       -----       -----        -----       -----
                                                                         (Dollars in thousands)
Interest-earning assets:
   First mortgage loans
     Adjustable (2) ........................  $  74,298    $  89,031    $  71,751   $    --      $    --      $    --     $ 235,080
     Fixed (2) .............................     25,394       33,333       30,188      31,520        5,000          145     125,580
  Consumer and other loans .................     20,689       24,089        8,374       2,664          120         --        55,936
  Investment securities(3)(4) ..............     17,392          805           32         781         --          3,000      22,010
                                              ---------    ---------    ---------   ---------    ---------    ---------   ---------
     Total interest-earning assets .........  $ 137,773    $ 147,258    $ 110,345   $  34,965    $   5,120    $   3,145   $ 438,606
                                              =========    =========    =========   =========    =========    =========   =========

Rate sensitive liabilities:
   Savings accounts ........................  $   4,860    $   7,381    $   5,085   $   6,825    $   3,747    $     688   $  28,586
   NOW accounts ............................     17,494       17,965        7,130       4,227          461            5      47,282
   Money market accounts ...................     36,335        9,658         --          --           --           --        45,993
   Certificate accounts ....................     79,903       79,555       24,061           9         --           --       183,528
   Noninterest bearing deposits ............     10,944         --           --          --           --           --        10,944
   FHLB advances and other
      liabilities(5) .......................     20,513       37,500       11,962      31,000         --           --       100,975
                                              ---------    ---------    ---------   ---------    ---------    ---------   ---------
        Total interest-bearing liabilities .  $ 170,049    $ 152,059    $  48,238   $  42,061    $   4,208    $     693   $ 417,308
                                              =========    =========    =========   =========    =========    =========   =========

Interest sensitivity gap ...................  $ (32,276)   $  (4,801)   $  62,107   $  (7,096)   $     912    $   2,452
Cumulative interest-sensitivity gap ........  $ (32,276)   $ (37,077)   $  25,030   $  17,934    $  18,846    $  21,298

   Interest sensitivity gap to total assets.      (6.98)%      (1.04)%      13.42%      (1.53)%       0.20%        0.53%
Cumulative interest-sensitivity gap to
     total assets ..........................      (6.98)       (8.01)        5.41        3.88         4.07         4.60
Ratio of interest-earning assets to
    interest-bearing liabilities ...........      81.02        96.84       228.75       83.13       121.67       453.82      105.10
Cumulative ratio of interest-earning
    assets to interest-bearing liabilities .      81.02        88.49       106.76      104.35       104.52       105.10      105.10

Total assets ...............................  $ 462,735    $ 462,735    $ 462,735   $ 462,735    $ 462,735    $ 462,735   $ 462,735
Cumulative interest bearing assets .........  $ 137,773    $ 285,031    $ 395,376   $ 430,341    $ 435,461    $ 438,606   $ 438,606
Cumulative interest sensitive liabilities ..  $ 170,049    $ 322,108    $ 370,346   $ 412,407    $ 416,615    $ 417,308   $ 417,308

__________________

(1) The following assumptions were used in regard to prepayment speed for loans: (i) fixed rate commercial real estate loans and mortgage backed securities will prepay at 10 percent per year, (ii) one-to four-family loans (both fixed rate and adjustable rate) will prepay at 12 percent per year, (iii) all multifamily loans (both fixed and adjustable rate) will prepay at 15 percent per year, (iv) all second mortgage real estate loans and all other loans will prepay at 20 percent year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Includes $4.8 million and $1.2 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $5.0 million and securities available for sale of $11.5 million.

(4) Includes $4.5 million of FHLMC preferred stock and $1.0 million of FNMA preferred stock. $2.9 million is fixed rate and $2.6 million is adjustable rate. The adjustable rate preferred stock was included in the appropriate category based upon their repricing date.

(5) Includes $101.0 million of advances which have been categorized based upon their maturity date. As of December 31, 2004, the Company has $29.5 million of advances which are callable by the FHLB. These callable advances have been placed in the repricing category that they mature.

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

         Presented below, as of December 31, 2004, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

            Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                      Net Portfolio Value               NPV as % of PV of Assets
                      -------------------               ------------------------
Change in Rates    $ Amount     $ Change    % Change     NPV Ratio     Change
---------------    --------     --------    --------     ---------     ------
                             (Dollars in thousands)

    +300 bp           38,973      -5,868       -13          8.55        -91bp
    +200 bp           41,924      -2,917        -7          9.06        -39bp
    +100 bp           43,448      -1,394        -3          9.26        -19p
       0 bp           44,841           -         -          9.45          -
    -100 bp           44,114        -727        -2          9.22        -23bp

______________________

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

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2004, the Company's foreclosed real estate consisted of 12 properties with an aggregate carrying value of $1.1 million.

         Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

                                                            At December 31,
                                                            ---------------
                                             2004      2003      2002      2001      2000
                                             ----      ----      ----      ----      ----
                                                         (Dollars in thousands)
Nonaccrual loans and nonperforming
assets:
First mortgage loans:
   One-to four-family residential ......   $  335    $  414    $  434    $  130    $  237
   Multifamily and commercial
      properties .......................     --        --          37        37       556
Consumer loans: ........................      299       201       172       109       244
                                           ------    ------    ------    ------    ------
   Total nonaccrual loans ..............      634       615       643       276     1,037
Total foreclosed real estate(1) ........    1,079     1,453       769     1,074        64
Other nonperforming assets .............     --        --        --        --        --
                                           ------    ------    ------    ------    ------
    Total nonperforming assets .........   $1,713    $2,068    $1,412    $1,350    $1,101
                                           ======    ======    ======    ======    ======
Total nonaccrual loans to net loans
    receivable .........................     0.16%     0.17%     0.19%     0.09%     0.33%
Total nonaccrual loans to total assets..     0.14      0.15      0.16      0.07      0.27
Total nonperforming assets to total
     assets ............................     0.37      0.49      0.35      0.36      0.28

_________________________

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                                       At December 31,
                                                                       ---------------
                                                    2004        2003         2002       2001       2000
                                                    ----        ----         ----       ----       ----
                                                                        (In thousands)
Loans past due 60-89 days:
First mortgage loans:
    One-to four-family residential............    $ 1,001     $   649      $   830    $ 1,083     $  590
    Multifamily and commercial properties.....         40         463            -          -          -
Consumer loans................................        238         223          183        153         96
                                                  -------     -------      -------    -------     ------
    Total past due 60-89 days.................    $ 1,279     $ 1,335      $ 1,013    $ 1,236     $  686
                                                  =======     =======      =======    =======     ======

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2004.

                                                           At December 31, 2004
                                                           --------------------
                                                         Balance          Number
                                                         -------          ------
                                                         (Dollars in thousands)
One-to four-family first mortgage loans:
     Loans 60 to 89 days delinquent..................  $1,001               19
     Loans 90 days or more delinquent................     335                7
Multifamily and commercial first mortgage loans:
     Loans 60 to 89 days delinquent..................      40                1
     Loans 90 days or more delinquent................      -                 -
Consumer Loans:
     Loans 60 to 89 days delinquent..................     238               28
     Loans 90 days or more delinquent................     296               18
Foreclosed real estate...............................   1,079               12
Other nonperforming assets...........................       -                -
Loans to facilitate sale of foreclosed real estate...     219                3
Special mention loans................................   1,755               53

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2004, the Company had $1.75 million of special mention loans, consisting of fifteen loans secured by one-to four-family residences, two loans secured by commercial real estate and thirty-six consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

                                                At December 31,
                                                ---------------
                                   2004     2003     2002     2001     2000
                                   ----     ----     ----     ----     ----
                                                (In thousands)
Substandard assets ...........   $1,680   $2,046   $1,361   $1,291   $1,048
Doubtful assets ..............     --       --       --       --       --
Loss assets ..................       58       22       51       59       53
                                 ------   ------   ------   ------   ------
       Total classified assets   $1,738   $2,068   $1,412   $1,350   $1,101
                                 ======   ======   ======   ======   ======

         Allowance for Loan Losses. It is management's policy to provide an allowance and provision for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2004 the Company's total loan portfolio increased $44.3 million or 12.2%. During the years ended December 31, 2004, 2003 and 2002 the Company's provision for loan losses were $240,000, $255,000 and $383,000, respectively. The

Company's allowance for loan losses totaled $3.2 million, $3.2 million and $3.1 million at December 31, 2004, 2003 and 2002, respectively.

         Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                           For the Year Ended December 31,
                                                           -------------------------------
                                                2004        2003        2002        2001        2000
                                                ----        ----        ----        ----        ----
                                                               (Dollars in thousands)

Total loans outstanding ..................   $418,841    $367,396    $344,574    $311,826    $322,408
Average net loans outstanding ............    389,190     358,260     337,693     318,197     307,104
Allowance balances (at beginning  of
     period) .............................      3,165       3,118       2,883       2,843       2,776
                                             --------    --------    --------    --------    --------
Provisions for losses ....................        240         255         383         210         120
Charge-Offs:
     First mortgage loans ................         66          36          27          15          15
     Consumer loans ......................        114         265         135         168          41
Recoveries:
     First mortgage loans ................          2        --          --          --          --
     Consumer loans ......................          8          93          14          13           3
                                             --------    --------    --------    --------    --------
     Net charge-offs .....................        170         208         148         170          53
                                             --------    --------    --------    --------    --------
Allowance balance (at end of
     period) .............................   $  3,235    $  3,165    $  3,118    $  2,883    $  2,843
                                             ========    ========    ========    ========    ========
Allowance for loan losses as a percent of
     total loans receivable at end of
     period ..............................       0.77%       0.86%       0.90%       0.92%       0.88%
Net loans charged off as a percent of
     average net loans outstanding .......       0.04        0.06        0.04        0.05        0.02
Ratio of allowance for loan losses to
     total nonaccrual loans at end of
     period ..............................     513.13      515.02      485.00    1,042.07      274.08
Ratio of allowance for loan losses to
     total nonaccrual loans and foreclosed
     real estate at end of period ........     188.86      153.05      220.90      213.48      258.18

Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                                        At December 31,
                                            ----------------------------------------------------------------------------
                                                     2004                     2003                    2002
                                            ----------------------------------------------------------------------------
                                                        % of Loans              % of Loans                % of Loans
                                                          In Each                  In Each                  In Each
                                                        Category to              Category to              Category to
                                               Amount   Total Loans    Amount    Total Loans    Amount    Total Loans
                                               ------   -----------    ------    -----------    ------    -----------
                                                                     (Dollars in thousands)
Balance at end of period applicable to:
    One-to four-family residential
      mortgage loans .......................   $  510       45.99%     $  517        47.33%     $  395        43.17%
    Multifamily residential mortgage loans .      731       18.73         686        19.04         709        20.54
    Commercial mortgage loans ..............    1,240       21.94         978        18.95       1,223        20.68
    Consumer loans .........................      754       13.34         984        14.68         791        15.61
                                                -----       -----      ------        -----       -----        -----

      Total allowance for loan losses ......   $3,235      100.00%     $3,165       100.00%     $3,118       100.00%
                                               ======      ======      ======       ======      ======       ======

                                                               At December 31,
                                             -------------------------------------------------
                                                      2001                   2000
                                             -------------------------------------------------
                                                        % of Loans               % of Loans
                                                          In Each                  In Each
                                                        Category to              Category to
                                               Amount   Total Loans    Amount    Total Loans
                                               ------   -----------    ------    -----------
                                                            (Dollars in thousands)
Balance at end of period applicable to:
    One-to four-family residential
      mortgage loans .......................   $  608       51.80%      $  731       54.78%
    Multifamily residential mortgage loans .    1,121       23.86        1,145       23.45
    Commercial mortgage loans ..............      459        8.25          303        7.56
    Consumer loans .........................      695       16.09          664       14.21
                                               ------       -----       ------       -----

      Total allowance for loan losses ......   $2,883      100.00%      $2,843      100.00%
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

                                                     For the Year Ended December 31,
                                    ------------------------------------------------------------------
                                      At December 31, 2004                         2004
                                    ------------------------------------------------------------------
                                                                                              Average
                                                       Yield/      Average                    Yield/
                                         Balance       Cost        Balance       Interest      Cost
                                         -------       ----        -------       --------      ----
                                                           (Dollars in thousands)
Assets:
Interest-earning assets:
  First mortgage loans(1).............  $ 355,520       5.92%    $ 334,676(8)    $ 20,026       5.98%
  Consumer loans(1)...................     55,936       6.70        54,513(8)       3,757       6.89
  Investment securities...............     28,054(4)    3.47        33,178(5)       1,055       3.18
                                        ---------       ----     -----------     --------       ----
     Total interest-earning assets....  $ 439,510       5.86%    $ 422,367       $ 24,838       5.88%
Noninterest-earning assets............     23,225                   22,872
                                        ---------                ---------
     Total assets.....................  $ 462,735                $ 445,239
                                        =========                =========

Liabilities and Equity:
Interest-bearing liabilities:
   NOW and money market
      savings.........................  $  93,276       0.93%    $  78,865       $    542       0.69%
   Passbook savings...................     28,586       0.30        29,217             91       0.31
   Certificates of Deposit............    183,528       3.42       182,368          6,324       3.47
   Borrowed funds.....................    100,975       4.43        97,848          4,410       4.51
                                        ---------       ----     -----------     --------       ----
   Total interest-bearing liabilities.  $ 406,365       2.88%    $ 388,298       $ 11,367       2.93%

Noninterest-bearing liabilities.......     14,836                   15,322
                                        ---------                ---------
     Total liabilities................  $ 421,201                $ 403,620
Equity................................     41,534                   41,619
                                        ---------                ---------
     Total liabilities and equity.....  $ 462,735                $ 445,239
                                        =========                =========

Net interest income...................                                           $ 13,471
                                                                                 ========
Net interest rate spread(2)...........                  2.98%                                   2.95%
                                                        ====                                    ====
Net interest margin (3)...............                  3.20                                    3.19
                                                        ====                                    ====
Ratio of average interest-earning
  assets to average interest-
       bearing liabilities............                108.16                                  108.77
                                                      ======                                  ======

                                                                 For the Year Ended Decmber 31,
                                       ----------------------------------------------------------------------------------
                                                        2003                                        2002
                                       ----------------------------------------------------------------------------------
                                                                       Average                                   Average
                                         Average                       Yield/         Average                     Yield/
                                         Balance        Interest       Cost           Balance       Interest      Cost
                                         -------        --------       ----           -------       --------      ----
                                                                      (Dollars in Thousands)
Assets:
Interest-earning assets:
  First mortgage loans(1).............  $ 304,573(8)     $ 19,978        6.56%      $ 285,065(8)    $ 21,108       7.40%
  Consumer loans(1)...................     53,687(8)        4,146        7.72          52,628(8)       4,449       8.45
  Investment securities...............     43,905(6)        1,332        3.03          42,144(7)       1,409       3.34
                                        -----------      --------        ----       -----------     --------       ----
     Total interest-earning assets....  $ 402,165        $ 25,456        6.33%      $ 379,837       $ 26,966       7.10%
Noninterest-earning assets............     22,402                                      20,078
                                        ---------                                   ---------
     Total assets.....................  $ 424,567                                   $ 399,915
                                        =========                                   =========

Liabilities and Equity:
Interest-bearing liabilities:
   NOW and money market
      savings.........................  $  65,897        $    383        0.58%      $  61,677       $    560       0.91%
   Passbook savings...................     27,619             149        0.54          24,810            281       1.13
   Certificates of Deposit............    180,983           7,318        4.04         182,496          8,649       4.74
   Borrowed funds.....................     96,923           4,492        4.63          83,022          4,421       5.33
                                        -----------      --------        ----       -----------     --------       ----
   Total interest-bearing liabilities.  $ 371,422        $ 12,342        3.32%      $ 352,005       $ 13,911       3.95%

Noninterest-bearing liabilities.......     13,236                                      10,241
                                        ---------                                   ---------
     Total liabilities................  $ 384,658                                   $ 362,246
Equity................................     39,909                                      37,669
                                        ---------                                   ---------
     Total liabilities and equity.....  $ 424,567                                   $ 399,915
                                        =========                                   =========

Net interest income...................                   $ 13,114                                   $ 13,055
                                                         ========                                   ========
Net interest rate spread(2)...........                                   3.01%                                     3.15%
                                                                         ====                                      ====
Net interest margin (3)...............                                   3.26                                      3.44
                                                                         ====                                      ====
Ratio of average interest-earning
  assets to average interest-
       bearing liabilities............                                 108.28                                    107.91
                                                                       ======                                    ======

___________________

(1) Balance is net of deferred loan fees, loan premiums and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $4,948,000 and securities available for sale of $23,106,000.
(5) Includes interest-bearing deposits of $7,681,000 and securities available for sale of $25,497,000.
(6) Includes interest-bearing deposits of $14,217,000 and securities available for sale of $29,688,000.
(7) Includes interest-bearing deposits of $16,910,000 and securities available for sale of $25,234,000.
(8) Includes loan fee (cost) amortization of $(28,000), $64,000 and $(34,000) for the years ended December 31, 2004, 2003 and 2002.

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

                                                                Year Ended                                     Year Ended
                                                            December 31, 2004                              December 31, 2003
                                                               Compared to                                    Compared to
                                                               Year Ended                                      Year Ended
                                                           December 31, 2003                                December 31, 2002
                                             --------------------------------------------------------------------------------------
                                                   Increase/(Decrease)                           Increase/(Decrease)
                                                        Due to                                        Due to
                                             --------------------------------------------------------------------------------------
                                                                                Total                                      Total
                                                                     Rate/    Increase                          Rate/     Increase
                                              Volume     Rate       Volume   (Decrease)   Volume      Rate      Volume   (Decrease)
                                              ------     ----       ------   ----------   ------      ----      ------   ----------
                                                                                 (In thousands)
Interest income:
     First mortgage loans .................. $ 1,974    $(1,753)   $  (173)   $    48    $ 1,445    $(2,409)   $  (165)   $(1,129)
     Consumer loans ........................      64       (446)        (7)      (389)        90       (384)        (9)      (303)
     Investment securities .................    (237)       (24)       (16)      (277)       246       (250)       (73)       (77)
                                             -------    -------    -------    -------    -------    -------    -------    -------
        Total interest-earning assets ...... $ 1,801    $(2,223)   $  (196)   $  (618)   $ 1,781    $(3,043)   $  (247)   $(1,509)
                                             =======    =======    =======    =======    =======    =======    =======    =======
Interest expense:
     NOW and money market savings .......... $    75    $    70    $    14    $   159    $    38    $  (200)   $   (14)   $  (176)
     Passbook savings ......................       9        (63)        (4)       (58)        32       (148)       (17)      (133)
     Certificate of deposits ...............      56     (1,042)        (8)      (994)       (72)    (1,270)        11     (1,331)
     Borrowed funds ........................      43       (124)        (1)       (82)       740       (573)       (96)        71
                                             -------    -------    -------    -------    -------    -------    -------    -------
         Total interest-bearing liabilities      183     (1,159)         1       (975)       738     (2,191)      (116)    (1,569)
                                             -------    -------    -------    -------    -------    -------    -------    -------
Net change in net interest income .......... $ 1,618    $(1,064)   $  (197)   $   357    $ 1,043    $  (852)   $  (131)   $    60
                                             =======    =======    =======    =======    =======    =======    =======    =======

Comparison of Financial Condition as of December 31, 2004 and December 31, 2003

         Total assets increased $38.7 million, or 9.1%, to $462.7 million at December 31, 2004 from $424.0 million at December 31, 2003. The increase in assets was due primarily to an increase in net loans receivable, offset in part by decreases in securities available-for-sale and cash and cash equivalents. Asset growth was funded by increases in deposits and FHLB advances.

         Total loans receivable, net, increased by $44.3 million, or 12.2%, to $407.3 million at December 31, 2004 from $363.0 million at December 31, 2003, primarily due to origination of $64.8 million of first mortgage loans secured by one-to four-family residences, originations of $8.6 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans primarily secured by one-to four-family residences, multifamily residences and commercial real estate loans of $52.7 million, and originations of $21.7 million of second mortgage loans during the year ended December 31, 2004. These originations and purchases were offset in part by payments and prepayments of $90.6 million and sales of loans of $17.8 million during the year ended December 31, 2004. The Company sells substantially all fixed-rate loans primarily with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Securities available for sale decreased $3.8 million, or 14.3%, primarily due to calls, payments and maturities of mortgage-backed securities and municipal securities. Proceeds of such calls, payments and maturities were used to fund loan growth. Interest bearing cash decreased $2.2 million, or 30.6%, from $7.1 million at December 31, 2003 to $4.9 million at December 31, 2004 as the Company invested cash in loans and securities.

           Deposits increased $32.3 million, or 11.4%, to $316.3 million at December 31, 2004 from $284.0 million at December 31, 2003, primarily reflecting increases in checking accounts, money market deposit accounts, savings accounts, and retail certificate of deposit accounts, offset in part by decreases in certain public funds deposits. The increase in deposits is due primarily to the deposit activity associated with the Company's newest offices in Ankeny and Clive, Iowa and management's continued marketing efforts. Borrowings, primarily FHLB advances, increased $6.0 million, to $101.0 million at December 31, 2004 from $95.0 million at December 31, 2003 as the Company utilized borrowings to fund loans.

         Total shareholders' equity decreased $0.1 million to $41.5 million at December 31, 2004 from $41.6 million at December 31, 2003, primarily due to dividends paid to shareholders, funds used for the repurchase of stock and increased unrealized losses on securities available for sale, offset in part by net income and stock options exercised.

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

Comparison of Results of Operations for the Years Ended December 31, 2004 and
2003

         Net Income. Net income decreased by $450,000 to $5.4 million for the year ended December 31, 2004 compared to $5.9 million for the same period in 2003. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The decrease in net income was primarily due to a decrease in noninterest income and an increase in noninterest expense, offset in part by an increase in net interest income and a decrease in income tax expense.

         Net Interest Income. Net interest income before provision for loan losses increased by $357,000 to $13.5 million for the year ended December 31, 2004 from $13.1 million for the year ended December 31, 2003. The increase is primarily due to an increase in the average balance of interest earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest earning assets and an increase in the average balance of interest bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 2.95% for the year ended December 31, 2004 from 3.01% for the year ended December 31, 2003. The decrease in interest rate spread reflects the general decrease in the yield on interest earning assets offset in part by the decrease in the overall cost of interest bearing liabilities. The decrease in the yield on interest earning assets and the cost of interest bearing liabilities reflects repricing of interest earning assets and interest bearing liabilities at generally lower current market interest rates.

         Interest Income. Interest income decreased by $0.7 million to $24.8 million for the year ended December 31, 2004 compared to $25.5 million for the year ended December 31, 2003. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 5.88% for the year ended December 31, 2004 from 6.33% for the year ended December 31, 2003, primarily due to a general decrease in market interest rates compared to their original rates. The average interest earning assets increased $20.2 million to $422.4 million for the year ended December 31, 2004, from $402.2 million for 2003. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans. The increases in first mortgage loans were primarily derived from originations of $64.8 million of first mortgage loans secured by one-to four-family residences, originations of $8.6 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans secured by one-to four-family residences and multifamily residences and commercial real estate of $52.7 million, which originations and purchases were offset in part by payments and prepayments of $90.6 million and sales of loans of $17.8 million during the year ended December 31, 2004. This reflects the Company's continued emphasis on residential lending. See "Business Strategy."

         Interest Expense. Interest expense decreased by $0.9 million to $11.4 million for the year ended December 31, 2004 compared to $12.3 million for the year ended December 31, 2003. The decrease in interest expense was primarily due to a decrease in the average cost of funds, offset in part by an increase in the average balances of interest bearing liabilities. The average cost of funds decreased to 2.93% for the year ended December 31, 2004 from 3.32% for the year ended December 31, 2003, primarily due to a general decrease in market interest rates compared to their original rates. The decrease in interest expense was partially offset by a $16.9 million increase in the average balance of interest bearing liabilities to $388.3 million for the year ended December 31, 2004, from $371.4 million for 2003. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the checking, money market, savings, retail certificates of deposit and borrowed funds, offset by a decrease in certain public funds deposits. The increase in average interest bearing deposits was due to the Company's marketing efforts and the deposit activity associated with the Company's newest branches in Ankeny and Clive, Iowa. The increase in interest bearing liabilities was used to fund asset growth.

         Provision for Loan Losses. The Company's provision for loan losses was $240,000 and $255,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. During 2004 the Company's total loan portfolio increased $44.3 million or 12.2%. This increase primarily consisted of increases in the one-to-four family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. The Company purchased $52.7 million of loans in 2004, as compared to $45.1 million of loans in 2003. The properties securing the loans purchased are primarily out of state and constitute a higher rate of risk than originated loans due to the size, locations and type of collateral securing such loans. The Company's out of state loans increased by $19.7 million or 14.2% during 2004. The economic conditions in the Bank's primary market areas are currently stable. The net charge offs were $170,000 for the year ended December 31, 2004 as compared to $208,000 for the year ended December 31, 2003. The decrease in charge offs were primarily due to a decrease in the charge offs of automobile and second mortgage loans. The resulting allowance for loan loss was $3.2 million and $3.2 million at December 31, 2004 and December 31, 2003, respectively.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.77% at December 31, 2004 from 0.86% at December 31, 2003. The level of nonperforming loans was $631,000 at December 31, 2004 and $615,000 at December 31, 2003. See "Asset Quality".

         Management believes that the allowance for loan losses is adequate as of December 31, 2004. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

         Noninterest income. Total noninterest income decreased by $537,000, or 8.2%, to $6.0 million for the year ended December 31, 2004 from $6.6 million for the year ended December 31, 2003. The decrease is primarily due to decreases in mortgage banking income (gain on sale of loans) and abstract fees, offset in part by increases in fees and service charges and other income. Mortgage banking income decreased $573,000 due in part to a decrease in loan originations of loans held for sale. Abstract fees decreased $350,000 due to decreased sales volume as a result of a general decrease in real estate activity, such as loan originations, in Webster, Boone and Jasper Counties. Fees and service charges increased $260,000 due primarily to an increase in fees associated with checking accounts, including overdraft fees, offset in part by a decrease in loan prepayment fees. Other income, which primarily includes annuity and mutual fund sales, rent income, insurance sales and income associated with foreclosed real estate increased $127,000 due in part to increases in insurance sales, rental income associated with the opening of a second multifamily apartment building in March, 2003 and annuity and mutual fund sales, offset by a decrease in income associated with foreclosed real estate.

         Noninterest Expense. Total noninterest expense increased by $0.5 million to $11.4 million for the year ended December 31, 2004 from $10.9 million for the year ended December 31, 2003. The increase is primarily due to an increase in salaries and employee benefits, premises and equipment and other expenses. Salaries and benefits increased $243,000 due primarily to normal salary increases and an increase in the Company's contribution to its retirement plan. Premises and equipment increased $141,000 primarily due to an increase in the costs associated with the Ankeny and Clive offices. Other expenses increased $136,000 due to an increase in losses associated with checking accounts, primarily overdrafts, and an increase in professional fees. The Company's efficiency ratio for the year ended December 31, 2004 and 2003 was 58.29% and 55.17%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2004 and 2003 was 2.55% and 2.56%, respectively.

         Income Taxes. Income taxes decreased by $225,000 to $2.5 million for the year ended December 31, 2004 as compared to $2.7 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in pre-tax earnings for the year ending 2004 as compared to the year ending 2003, an increase in recurring low-income federal income tax credit, offset in part by a one time low-income housing Iowa income tax credit with an effect on net income of approximately $110,000 that was recorded in 2003.

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

         Interest Income. Interest income decreased by $1.5 million to $25.5 million for the year ended December 31, 2003 compared to $27.0 million for the year ended December 31, 2002. The decrease in interest income was primarily due to a decrease in the average yield on interest earning assets, offset in part by an increase in the average balance of interest earning assets. The average yield on interest earning assets decreased to 6.33% for the year ended December 31, 2003 from 7.10% for the year ended December 31, 2002, primarily due to a general decrease in market interest rates. The average interest earning assets increased $22.3 million to $402.2 million for the year ended December 31, 2003, from $379.8 million for 2002. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first mortgage loans. The increases in first mortgage loans were primarily derived from originations of $117.9 million of first mortgage loans secured by one-to four-family residences, originations of $4.7 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans secured by one-to four-family residences and multifamily residences and commercial real estate of $45.1 million, which originations and purchases were offset in part by payments and prepayments of $133.4 million and sales of loans of $48.2 million during the year ended December 31, 2003. This reflects the Company's continued emphasis on residential lending. See "Business Strategy."

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

         Noninterest income. Total noninterest income increased by $841,000, or 14.7%, to $6.6 million for the year ended December 31, 2003 from $5.7 million for the year ended December 31, 2002. The increase is due to increases in fees and service charges, other income, abstract fees and mortgage banking income (gain on sale of loans). Fees and service charges increased $488,000 due to an increase in loan prepayment fees and fees associated with checking accounts, including overdraft fees. Other income, which primarily includes annuity and mutual fund sales, rent income, insurance sales and income associated with foreclosed real estate increased $146,000 due to an increase in annuity and mutual fund sales, increased rental income associated with the opening of a second multifamily apartment building in March, 2003 and income associated with foreclosed real estate, offset by a decrease in insurance sales. Abstract fees increased $125,000 due to increased sales volume as a result of a general increase in real estate activity, such as loan originations. Mortgage banking income increased $81,000 due in part to increased pricing, offset by a decrease in loan originations of loans held for sale.

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

Contractual Obligations (Dollars in thousands)

        Contractual
        obligations                     Payments due by period
        -----------                     ----------------------
                                      Less than                        More than
                              Total    1 year    1-3 years  3-5 years   5 years
                              -----    ------    ---------  ---------   -------

Borrowings (1)              $100,975  $ 20,504   $ 37,509   $ 19,000   $ 23,962
Loan Commitments            $  3,995  $  3,995       --         --         --
Available home equity and
unadvanced lines of credit  $  3,878  $  3,878       --         --         --
                            --------  --------   --------   --------   --------

         Total              $108,848  $ 28,377   $ 37,509   $ 19,000   $ 23,962
                            ========  ========   ========   ========   ========



(1)  Callable advances are included in the category in which the advances mature

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS


        -------------------------------------------------------------------

        INDEPENDENT AUDITOR'S REPORT.....................................28

        -------------------------------------------------------------------


         FINANCIAL STATEMENTS
         Consolidated statements of financial condition..................29
         Consolidated statements of income...............................30
         Consolidated statements of stockholders' equity.................31
         Consolidated statements of cash flows...........................32
         Notes to consolidated financial statements......................34

            --------------------------------------

McGladrey & Pullen
Certified Public Accountants





Report of Independent Registered Public Accounting Firm


To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                            /s/ McGladrey & Pullen, LLP
                                            ---------------------------

Des Moines, Iowa
February 4, 2005




McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2004 and 2003


                                                                       2004            2003
----------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks (Note 2):
  Interest-bearing                                              $   4,947,731    $   7,124,828
  Noninterest-bearing                                               2,970,448        2,893,745
                                                                ------------------------------
        Total cash and cash equivalents                             7,918,179       10,018,573
Securities available-for-sale (Notes 3 and 8)                      23,106,271       26,952,157
Loans held for sale                                                   904,127          326,900
Loans receivable, net (Notes 4, 5, 8 and 14)                      407,316,318      362,959,238
Accrued interest receivable                                         1,953,605        1,866,521
Foreclosed real estate                                              1,079,257        1,453,353
Premises and equipment, net (Note 6)                                9,889,737        9,842,477
Rental real estate                                                  2,809,888        2,968,918
Title plant                                                           925,256          925,256
Goodwill (Note 1)                                                   4,970,800        4,970,800
Deferred taxes (Note 9)                                             1,102,612          757,543
Prepaid expenses and other assets                                     758,729          967,565
                                                                ------------------------------

        Total assets                                            $ 462,734,779    $ 424,009,301
                                                                ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Notes 5 and 7)                                      $ 316,333,731    $ 283,963,569
  Borrowed funds (Note 8)                                         100,974,695       95,004,605
  Advances from borrowers for taxes and insurance                   1,856,249        1,736,755
  Dividends payable                                                   382,632          337,907
  Accrued expenses and other liabilities                            1,653,266        1,374,824
                                                                ------------------------------
        Total liabilities                                         421,200,573      382,417,660
                                                                ------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 13 and 16)

STOCKHOLDERS' EQUITY (Notes 11 and 16)
  Preferred stock, $.01 par value, authorized 3,000,000 shares;
    none issued and outstanding                                          --               --
  Common stock, $.01 par value, authorized 15,500,000 shares;
    issued and outstanding 2004 1,530,530 shares;
    2003 1,604,780 shares                                              15,305           16,048
  Additional paid-in capital                                       18,681,041       17,711,322
  Retained earnings, substantially restricted (Note 9)             23,438,369       24,103,330
  Unearned shares, employee stock ownership plan (Note 10)            (81,200)        (167,793)
  Accumulated other comprehensive (loss)                             (519,309)         (71,266)
                                                                ------------------------------
        Total stockholders' equity                                 41,534,206       41,591,641
                                                                ------------------------------

        Total liabilities and stockholders' equity              $ 462,734,779    $ 424,009,301
                                                                ==============================

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002

                                                               2004           2003          2002
----------------------------------------------------------------------------------------------------
Interest income:
  Loans receivable:
    First mortgage loans                                  $ 20,026,428   $ 19,977,961   $ 21,107,541
    Consumer loans                                           3,756,735      4,146,118      4,448,629
  Securities and cash deposits                               1,054,578      1,331,927      1,409,314
                                                          ------------------------------------------
                                                            24,837,741     25,456,006     26,965,484
                                                          ------------------------------------------
Interest expense:
  Deposits (Note 7)                                          6,956,669      7,849,586      9,489,921
  Other borrowed funds                                       4,410,057      4,492,129      4,420,959
                                                          ------------------------------------------
                                                            11,366,726     12,341,715     13,910,880
                                                          ------------------------------------------

        Net interest income                                 13,471,015     13,114,291     13,054,604

Provision for loan losses (Note 4)                             240,000        255,000        383,000
                                                          ------------------------------------------
        Net interest income after provision
             for loan losses                                13,231,015     12,859,291     12,671,604
                                                          ------------------------------------------

Noninterest income:
  Fees and service charges                                   3,123,253      2,863,713      2,375,228
  Abstract fees                                              1,460,952      1,810,924      1,686,271
  Mortgage banking income                                      254,731        828,099        746,983
  (Loss) on sale of securities available-for-sale, net            --             --             (523)
  Other income                                               1,194,169      1,067,401        921,125
                                                          ------------------------------------------
        Total noninterest income                             6,033,105      6,570,137      5,729,084
                                                          ------------------------------------------

Noninterest expense:
  Compensation and employee benefits (Note 10)               6,192,515      5,949,737      5,223,411
  Premises and equipment                                     1,428,534      1,287,229      1,192,153
  Data processing                                              566,932        577,836        544,169
  Other expenses (Note 12)                                   3,181,557      3,045,650      2,622,462
                                                          ------------------------------------------
        Total noninterest expense                           11,369,538     10,860,452      9,582,195
                                                          ------------------------------------------

        Income before income taxes                           7,894,582      8,568,976      8,818,493

Provision for income taxes (Note 9)                          2,495,951      2,720,566      2,953,332
                                                          ------------------------------------------

        Net income                                        $  5,398,631   $  5,848,410   $  5,865,161
                                                          ==========================================

Basic earnings per common share (Note 17)                 $       3.47   $       3.69   $       3.58

Earnings per common share - assuming dilution (Note 17)           3.34           3.48           3.37

Dividends declared per common share                               1.00           0.84           0.72

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004, 2003 and 2002

                                                                                          Additional
                                                            Comprehensive     Common        Paid-in        Retained
                                                                Income         Stock        Capital        Earnings
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                    $ 17,003    $16,780,875    $19,402,706
  Comprehensive income:
    Net income                                                $5,865,161             -              -      5,865,161
    Other comprehensive (loss), net of tax (Note 3)              (13,436)            -              -              -
                                                          ---------------
        Total comprehensive income                            $5,851,725
                                                          ===============
  Purchase of treasury stock                                                         -              -              -
  Dividends on common stock                                                          -              -     (1,167,291)
  Retirement of treasury stock                                                  (1,331)    (1,329,669)    (2,238,328)
  Effect of contribution to employee stock ownership plan                            -        277,255              -
  Issuance of common stock                                                         731      1,282,634              -
                                                                         --------------------------------------------
Balance, December 31, 2002                                                      16,403     17,011,095     21,862,248
  Comprehensive income:
    Net income                                                $5,848,410             -              -      5,848,410
    Other comprehensive (loss), net of tax (Note 3)             (247,821)            -              -              -
                                                          ---------------
        Total comprehensive income                            $5,600,589
                                                          ===============
  Purchase of treasury stock                                                         -              -              -
  Dividends on common stock                                                          -              -     (1,320,089)
  Retirement of treasury stock                                                    (947)      (946,053)    (2,287,239)
  Effect of contribution to employee stock ownership plan                            -        398,642              -
  Issuance of common stock                                                         592      1,247,638              -
                                                                         --------------------------------------------
Balance, December 31, 2003                                                      16,048     17,711,322     24,103,330
  Comprehensive income:
    Net income                                                $5,398,631             -              -      5,398,631
    Other comprehensive (loss), net of tax (Note 3)             (448,043)            -              -              -
                                                          ---------------
        Total comprehensive income                            $4,950,588
                                                          ===============
  Purchase of treasury stock                                                         -              -              -
  Dividends on common stock                                                          -              -     (1,537,685)
  Retirement of treasury stock                                                  (1,431)      (831,969)    (4,525,907)
  Effect of contribution to employee stock ownership plan                            -        241,466              -
  Issuance of common stock                                                         688      1,560,222              -
                                                                         --------------------------------------------
Balance, December 31, 2004                                                    $ 15,305    $18,681,041    $23,438,369
                                                                         ============================================

                                                               Unearned
                                                               Shares,       Accumulated
                                                            Employee Stock      Other                            Total
                                                              Ownership     Comprehensive      Treasury      Stockholders'
                                                                 Plan       Income (Loss)        Stock          Equity
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                    $ (477,826)      $ 189,991       $        -    $ 35,912,749
  Comprehensive income:
    Net income                                                         -               -                -       5,865,161
    Other comprehensive (loss), net of tax (Note 3)                    -         (13,436)               -         (13,436)
        Total comprehensive income
  Purchase of treasury stock                                           -               -       (3,569,328)     (3,569,328)
  Dividends on common stock                                            -               -                -      (1,167,291)
  Retirement of treasury stock                                         -               -        3,569,328               -
  Effect of contribution to employee stock ownership plan        159,729               -                -         436,984
  Issuance of common stock                                             -               -                -       1,283,365
                                                          ----------------------------------------------------------------
Balance, December 31, 2002                                      (318,097)        176,555                -      38,748,204
  Comprehensive income:
    Net income                                                         -               -                -       5,848,410
    Other comprehensive (loss), net of tax (Note 3)                    -        (247,821)               -        (247,821)
        Total comprehensive income
  Purchase of treasury stock                                           -               -       (3,234,239)     (3,234,239)
  Dividends on common stock                                            -               -                -      (1,320,089)
  Retirement of treasury stock                                         -               -        3,234,239               -
  Effect of contribution to employee stock ownership plan        150,304               -                -         548,946
  Issuance of common stock                                             -               -                -       1,248,230
                                                          ----------------------------------------------------------------
Balance, December 31, 2003                                      (167,793)        (71,266)               -      41,591,641
  Comprehensive income:
    Net income                                                         -               -                -       5,398,631
    Other comprehensive (loss), net of tax (Note 3)                    -        (448,043)               -        (448,043)
        Total comprehensive income
  Purchase of treasury stock                                           -               -       (5,359,307)     (5,359,307)
  Dividends on common stock                                            -               -                -      (1,537,685)
  Retirement of treasury stock                                         -               -        5,359,307               -
  Effect of contribution to employee stock ownership plan         86,593               -                -         328,059
  Issuance of common stock                                             -               -                -       1,560,910
                                                          ----------------------------------------------------------------
Balance, December 31, 2004                                     $ (81,200)     $ (519,309)      $        -    $ 41,534,206
                                                          ================================================================

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

                                                             2004            2003            2002
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $  5,398,631    $  5,848,410    $  5,865,161
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                240,000         255,000         383,000
    Depreciation                                             860,073         797,117         721,762
    Amortization and accretion                               578,352         677,301         268,424
    Deferred taxes                                           (78,659)         (1,475)       (114,715)
    Effect of contribution to employee stock
      ownership plan                                         328,059         548,946         436,984
    Gain on sale of foreclosed real estate and loans, net   (319,650)       (873,444)       (743,017)
    Loss on sale of securities available-for-sale, net          --              --               523
    Loss on disposal of equipment                              4,179           4,916           5,923
    Proceeds from sales of loans held for sale            18,059,841      51,061,653      53,645,852
    Originations of loans held for sale                  (18,382,337)    (48,188,320)    (53,665,293)
    Change in assets and liabilities:
      Accrued interest receivable                            (87,084)         61,757         (14,721)
      Prepaid expenses and other assets                      208,836       1,788,213      (2,123,150)
      Accrued expenses and other liabilities                 278,442          85,231        (100,530)
                                                         --------------------------------------------
         Net cash provided by operating activities         7,088,683      12,065,305       4,566,203
                                                         --------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net change in loans                                      9,900,281      26,056,456      51,036,816
  Purchase of loans                                      (55,175,363)    (49,583,830)    (84,619,011)
  Proceeds from sale of securities available-for-sale      1,178,800         702,400         750,227
  Purchase of securities available-for-sale               (1,720,600)    (11,197,958)       (322,763)
  Proceeds from maturities and calls of securities
    available-for-sale                                     3,613,903       5,888,849       8,053,186
  Purchase of premises, equipment and rental real
    estate                                                  (752,992)     (3,344,928)     (2,609,603)
  Proceeds from sale of equipment                                510         124,846           1,015
  Other                                                      597,996         235,978          95,354
                                                         --------------------------------------------
        Net cash (used in) investing activities          (42,357,465)    (31,118,187)    (27,614,779)
                                                         --------------------------------------------

                           (Continued)

North Central Bancshares, Inc. and Subsidiaries

Years Ended December 31, 2004, 2003 and 2002

                                                          2004            2003            2002
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                           $ 32,370,162    $  6,963,487    $  8,186,351
  Net increase (decrease) in advances from borrowers
    for taxes and insurance                               119,494         224,641         (77,200)
  Net increase (decrease) in short-term borrowings      4,500,000       1,500,000        (250,000)
  Proceeds from other borrowed funds                    9,000,000      17,500,000      39,500,000
  Payments of other borrowed funds                     (7,529,910)     (9,021,833)    (25,636,285)
  Purchase of treasury stock                           (5,359,307)     (3,234,239)     (3,569,328)
  Proceeds from issuance of common stock                1,560,910       1,248,230       1,283,365
  Dividends paid                                       (1,492,961)     (1,277,432)     (1,128,628)
                                                     ---------------------------------------------
     Net cash provided by financing activities         33,168,388      13,902,854      18,308,275
                                                     ---------------------------------------------

     Net change in cash and cash equivalents           (2,100,394)     (5,150,028)     (4,740,301)

CASH AND CASH EQUIVALENTS
  Beginning                                            10,018,573      15,168,601      19,908,902
                                                     ---------------------------------------------
  Ending                                             $  7,918,179    $ 10,018,573    $ 15,168,601
                                                     =============================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Interest paid to depositors                       $  6,909,056    $  7,872,840    $  9,782,295
    Interest paid on borrowings                          4,410,092       4,492,129       4,421,374
    Income taxes                                         1,837,562       2,330,008       2,712,103

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc. (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and nine branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly owned subsidiary, the Bank and the Bank's wholly owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill, unrealized gains and losses on securities available-for-sale and fair value of financial instruments.

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

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-then-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gain or loss on sale is recognized at the settlement date.

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

Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation, generally when loans become 90 days past due. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Goodwill: Under the provisions of SFAS 142, goodwill is not amortized but is subject to an annual impairment test at least annually, or more often if conditions indicate a possible impairment. The Company has completed its annual goodwill impairment test and has determined that there has been no impairment of goodwill.

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2004, 2003 and 2002 reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                       2004               2003                2002
                                                  ----------------------------------------------------
Net income, as reported                            $ 5,398,631        $ 5,848,410         $ 5,865,161
Deduct:  Total stock-based employee
  compensation expense determined under
  fair value based method for all awards, net
  of related tax effects                               (54,026)           (66,773)           (110,585)
                                                  ----------------------------------------------------
        Pro forma net income                       $ 5,344,605        $ 5,781,637         $ 5,754,576
                                                  ====================================================

Earnings per common share - basic:
  As reported                                           $ 3.47             $ 3.69              $ 3.58
  Pro forma                                               3.44               3.65                3.51

Earnings per common share - assuming dilution:
  As reported                                           $ 3.34             $ 3.48              $ 3.37
  Pro forma                                               3.31               3.44                3.31

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2004, 2003 and 2002, respectively: dividend rate of 2.67%, 2.3% and 3.5%, price volatility of 14%, 20% and 20%, risk-free interest rates of 3.81%, 3.70% and 4.92% and expected lives of eight years for all years.

Recent accounting pronouncements: In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality, to be recognized at their fair value. Under the provisions of SOP 03-3, any future excess of cash flows over the original expected cash flows is to be recognized as an adjustment of future yield. Future decreases in actual cash flow compared to the original expected cash flow is recognized as a valuation allowance and expensed immediately. Under SOP 03-3, valuation allowances cannot be created or "carried over" in the initial accounting for impaired loans acquired. SOP 03-3 is effective for impaired loans acquired in fiscal years beginning after December 15, 2004. The Company does not expect adoption to have a material impact on the consolidated financial statements, results of operations or liquidity of the Company.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

In March 2004, the Financial Accounting Standards Board (FASB) reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1). The guidance is applicable to debt and equity securities that are within the scope of FASB Statement of Financial Accounting Standard (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities and certain other investments. EITF 03-1 specifies that an impairment would be considered other-than-temporary unless (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1 cost method investment and disclosure provisions are effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. The Company adopted cost method investment and disclosure provisions of EITF 03-1 on June 30, 2004. The adoption did not have a material impact on the consolidated financial statements, results of operations or liquidity of the Company.

In December 2004, the FASB issued SFAS No. 123(Revised), Share-Based Payment (SFAS No. 123(R)), establishing accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, or that may be settled by the issuance of those equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights and employee stock purchase plans. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions of SFAS No. 123(R) are effective for the Company on July 1, 2005. The Company is currently assessing the financial statement impact of adopting SFAS No. 123(R).

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2004 and 2003, the carrying amount and fair value of the commitments were not significant.

Note 2.  Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $2,610,000 and $2,456,000 at December 31, 2004 and 2003, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3.  Securities

Securities available-for-sale as of December 31, 2004 were as follows:

                                                             Gross            Gross
                                       Amortized           Unrealized       Unrealized
                                          Cost               Gains           (Losses)        Fair Value
                                   --------------------------------------------------------------------
Equity securities:
  Mutual fund                          $ 2,000,000        $       -        $ (24,144)      $ 1,975,856
  Federal Home Loan Bank stock           5,045,000                -                -         5,045,000
  FHLMC preferred stock                  5,499,000                -         (921,500)        4,577,500
  FNMA preferred stock                   1,000,000                -          (40,000)          960,000
  Other                                      2,100            4,650                -             6,750
                                   --------------------------------------------------------------------
                                        13,546,100            4,650         (985,644)       12,565,106
                                   --------------------------------------------------------------------
Debt securities:
  State and local obligations            4,333,060          165,205           (1,765)        4,496,500
  Mortgage-backed securities             6,055,154           59,131          (69,620)        6,044,665
                                   --------------------------------------------------------------------
                                        10,388,214          224,336          (71,385)       10,541,165
                                   --------------------------------------------------------------------

                                      $ 23,934,314        $ 228,986     $ (1,057,029)     $ 23,106,271
                                   ====================================================================

Securities available-for-sale as of December 31, 2003 were as follows:

                                                           Gross            Gross
                                       Amortized         Unrealized       Unrealized
                                         Cost              Gains           (Losses)        Fair Value
                                 --------------------------------------------------------------------
Equity securities:
  Mutual fund                        $ 2,000,000        $       -        $ (10,060)      $ 1,989,940
  Federal Home Loan Bank stock         4,778,200                -                -         4,778,200
  FHLMC preferred stock                5,499,000           15,000         (499,000)        5,015,000
  FNMA preferred stock                 1,000,000           10,000                -         1,010,000
  Other                                    2,100            1,675                -             3,775
                                 --------------------------------------------------------------------
                                      13,279,300           26,675         (509,060)       12,796,915
                                 --------------------------------------------------------------------
Debt securities:
  State and local obligations          4,864,375          268,512             (260)        5,132,627
  Mortgage-backed securities           8,922,072          104,434           (3,891)        9,022,615
                                 --------------------------------------------------------------------
                                      13,786,447          372,946           (4,151)       14,155,242
                                 --------------------------------------------------------------------

                                    $ 27,065,747        $ 399,621       $ (513,211)     $ 26,952,157
                                 ====================================================================

No ready market exists for Federal Home Loan Bank stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a fair value which is equal to cost.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Securities available-for-sale with a carrying amount of approximately $316,000 and $516,000 at December 31, 2004 and 2003, respectively, were pledged on deposit accounts.

Securities available-for-sale with a carrying amount of approximately $4,765,000 and $6,970,000 at December 31, 2004 and 2003, respectively, were pledged as collateral on Federal Home Loan Bank advances.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003, are summarized as follows:

                                                                        2004
                                  --------------------------------------------------------------------------------
                                     Less than 12 Months         12 Months or More               Total
                                  -------------------------- -------------------------- --------------------------
                                                Unrealized                 Unrealized                 Unrealized
                                   Fair Value     Losses      Fair Value     Losses      Fair Value     Losses
                                  --------------------------------------------------------------------------------
Equity securities:
  Mutual funds                     $         -   $        -   $ 1,975,856   $  (24,144)  $ 1,975,856    $ (24,144)
  FHLMC preferred stock              2,750,000     (250,000)    1,827,500     (671,500)    4,577,500     (921,500)
  FNMA preferred stock                 960,000      (40,000)            -             -      960,000      (40,000)
                                  --------------------------------------------------------------------------------
                                     3,710,000     (290,000)    3,803,356     (695,644)    7,513,356     (985,644)
                                  --------------------------------------------------------------------------------

Debt securities:
  State and local obligations          268,326       (1,765)            -            -       268,326       (1,765)
  Mortgage-backed securities         4,765,057      (69,620)            -            -     4,765,057      (69,620)
                                  --------------------------------------------------------------------------------
                                     5,033,383      (71,385)            -            -     5,033,383      (71,385)
                                  --------------------------------------------------------------------------------

                                   $ 8,743,383   $ (361,385)  $ 3,803,356   $ (695,644)  $12,546,739  $(1,057,029)
                                  ================================================================================

                                                                        2003
                                  --------------------------------------------------------------------------------
                                     Less than 12 Months         12 Months or More               Total
                                  -------------------------- -------------------------- --------------------------
                                                Unrealized                 Unrealized                 Unrealized
                                   Fair Value     Losses      Fair Value     Losses      Fair Value     Losses
                                  --------------------------------------------------------------------------------
Equity securities:
  Mutual funds                       1,989,940      (10,060)            -            -     1,989,940      (10,060)
  FHLMC preferred stock                      -            -     2,000,000     (499,000)    2,000,000     (499,000)
                                  --------------------------------------------------------------------------------
                                     1,989,940      (10,060)    2,000,000     (499,000)    3,989,940     (509,060)
                                  --------------------------------------------------------------------------------

Debt securities:
  State and local obligations          259,740         (260)            -            -       259,740         (260)
  Mortgage-backed securities         6,969,791       (3,891)            -            -     6,969,791       (3,891)
                                  --------------------------------------------------------------------------------
                                     7,229,531       (4,151)            -            -     7,229,531       (4,151)
                                  --------------------------------------------------------------------------------

                                   $ 9,219,471    $ (14,211)  $ 2,000,000   $ (499,000)  $11,219,471   $ (513,211)
                                  ================================================================================

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The amortized cost and fair value of debt securities as of December 31, 2004 by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                  Debt Securities Available-for-Sale
                                  ----------------------------------
                                        Amortized
                                          Cost            Fair Value
                                  ----------------------------------

Due in one year or less                $ 633,311          $ 630,585
Due from one to five years             2,271,579          2,330,374
Due from five to ten years               743,656            779,740
Due after ten years                      684,514            755,801
Mortgage-backed securities             6,055,154          6,044,665
                                  ----------------------------------
                                    $ 10,388,214       $ 10,541,165
                                  ==================================

There were no securities sold during 2004 or 2003 except for FHLB stock. Gross gains of $26,352 were realized on the sale of securities available-for-sale in 2002. Gross losses of $26,875 were realized on the sale of securities available-for-sale in 2002.

Included in the interest income on securities and cash deposits was dividend income of $371,519, $424,366 and $550,306 for the years ended December 31, 2004, 2003 and 2002, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2004, 2003 and 2002 were as follows:

                                                2004           2003          2002
                                            ----------------------------------------
Unrealized holding (losses) arising
  during the period                         $ (714,453)    $ (395,232)    $ (22,997)
Less reclassification adjustment for net
  (losses) realized in net income                    -              -          (523)
                                            ----------------------------------------
    Net unrealized (losses) before tax
         benefit                              (714,453)      (395,232)      (22,474)
Tax benefit                                    266,410        147,411         9,038
                                            ----------------------------------------
    Other comprehensive (loss) - net
      unrealized (losses) on securities     $ (448,043)    $ (247,821)    $ (13,436)
                                            ========================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4.  Loans Receivable

Loans receivable at December 31, 2004 and 2003 are summarized as follows:

                                                    2004               2003
                                               --------------------------------
First mortgage loans:
  Secured by one-to-four family residences     $179,310,983       $171,604,211
  Secured by:
    Multifamily properties                       78,427,518         69,962,902
    Commercial properties                        90,907,328         69,609,086
  Construction loans                             14,308,167          2,284,390
                                               --------------------------------
       Total first mortgage loans               362,953,996        313,460,589
                                               --------------------------------

Consumer loans:
  Automobile                                      9,052,114          9,800,805
  Second mortgage                                39,701,428         37,600,714
  Other                                           7,133,602          6,533,556
                                               --------------------------------
       Total consumer loans                      55,887,144         53,935,075
                                               --------------------------------

       Total loans                              418,841,140        367,395,664

Undisbursed portion of construction loans        (9,113,451)        (1,855,050)
Unearned premiums, net                              984,151            696,558
Net deferred loan origination (fees)               (160,195)          (113,077)
Allowance for loan losses                        (3,235,327)        (3,164,857)
                                               --------------------------------
                                               $407,316,318       $362,959,238
                                               ================================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                       2004            2003            2002
                                   --------------------------------------------

Balance, beginning                 $ 3,164,857     $ 3,118,394     $ 2,883,197
  Provision charged to income          240,000         255,000         383,000
  Loans charged off                   (180,031)       (301,978)       (161,842)
  Recoveries                            10,501          93,441          14,039
                                   --------------------------------------------
Balance, ending                    $ 3,235,327     $ 3,164,857     $ 3,118,394
                                   ============================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                                        December 31,
                                                                 ----------------------------
                                                                   2004               2003
                                                                 ----------------------------
Impaired loans without a valuation allowance                     $       -          $       -
Impaired loans with a valuation allowance                          630,944            614,517
                                                                 ----------------------------
      Total impaired loans                                       $ 630,944          $ 614,517
                                                                 ============================

Valuation allowance related to impaired loans                    $ 120,513          $ 110,813
                                                                 ============================

Average investment in impaired loans                             $ 578,180          $ 538,153
                                                                 ============================

Total nonaccrual loans                                           $ 634,000          $ 615,000
                                                                 ============================

Total loans past due 90 days or more and still accruing          $       -          $       -
                                                                 ============================

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

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2004 and 2003:

                                              2004               2003
                                          -------------------------------

Beginning balance                         $ 1,847,343        $ 1,927,727
  New loans                                     7,064            130,800
  Change in status                         (1,388,118)                 -
  Repayments                                 (173,775)          (211,184)
                                          -------------------------------
Ending balance                              $ 292,514        $ 1,847,343
                                          ===============================

Note 5.  Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2004 and 2003 are $46,497,707 and $43,771,993, respectively. Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $340,094 and $286,580 at December 31, 2004 and 2003, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                   2004               2003
                                               ------------------------------

Land                                           $ 2,686,894        $ 2,629,144
Buildings and improvements                       8,844,543          7,479,355
Construction in progress                                 -            921,905
Leasehold improvements                              35,259             35,259
Furniture, fixtures and equipment                3,462,330          3,418,889
Vehicles                                           104,129            101,955
                                               ------------------------------
                                                15,133,155         14,586,507
Less accumulated depreciation                    5,243,418          4,744,030
                                               ------------------------------
                                               $ 9,889,737        $ 9,842,477
                                               ==============================


Note 7.  Deposits

Deposits at December 31 were as follows:

                                                   2004               2003
                                              -------------------------------
Demand and NOW accounts:
  Noninterest-bearing                         $ 10,943,912        $ 9,161,277
  Interest-bearing                              47,282,051         41,601,765
Savings accounts                                28,586,120         27,764,803
Money market savings                            45,993,670         25,785,186
Certificates of deposit                        183,527,978        179,650,538
                                              -------------------------------
                                              $316,333,731       $283,963,569
                                              ===============================


At December 31, 2004, scheduled maturities of certificates of deposit were as follows:

Year ending December 31:
2005                                                             $ 79,912,261
2006                                                               50,655,322
2007                                                               28,899,312
2008                                                               11,094,255
2009                                                               12,966,828
                                                                 ------------
                                                                 $183,527,978
                                                                 ============

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Interest expense on deposits consisted of the following:

                                          Years Ended December 31,
                              -------------------------------------------------
                                  2004               2003               2002
                              -------------------------------------------------

NOW accounts                     $ 79,732          $ 125,078          $ 210,043
Savings accounts                   90,586            148,651            281,171
Money market savings              462,738            258,090            349,875
Certificates of deposit         6,323,613          7,317,767          8,648,832
                              -------------------------------------------------
                              $ 6,956,669        $ 7,849,586        $ 9,489,921
                              =================================================

The aggregate amount of certificates of deposit in excess of $100,000 was $19,468,295 and $18,751,451 as of December 31, 2004 and 2003, respectively.

Note 8.  Borrowed Funds

Borrowed funds at December 31, 2004 included miscellaneous borrowings of $12,801 and borrowings from the Federal Home Loan Bank of Des Moines (FHLB) as follows:

                   Weighted-
 Stated             Average
Maturity         Interest Rate           Amount                     Features
-------------------------------------------------------------------------------------------------------------

  2005                3.18%          $ 20,500,000    Includes $6.0 million variable rate, renewable daily
  2006                4.39             17,000,000
  2007                4.03             20,500,000
  2008                4.94             15,500,000    Includes $9.0 million callable, various dates in 2005
  2009                4.49              3,500,000
  2010                5.68             20,500,000    Includes $17.5 million callable, various dates in 2005
  2011                4.83              3,000,000    All callable, January, 2005
  2018                3.83                461,894    15-year amortizing, repayable 2008
               -----------------------------------
                      4.42%          $100,961,894
               ===================================

At December 31, 2004, the Company had an unsecured $3,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% (4.13% at December 31, 2004) and matures October 1, 2005. There were no borrowings outstanding at December 31, 2004.

Borrowed funds at December 31, 2003 included miscellaneous borrowings of $17,065 and borrowings from the FHLB of $94,987,540. Such borrowings carried a weighted-average interest rate of 4.52% with maturities ranging from 2004 through 2018.

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

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2004, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                                          Years Ended December 31,
                           ---------------------------------------------------
                                2004               2003               2002
                           ---------------------------------------------------

Current                     $ 2,574,610        $ 2,722,041        $ 3,068,047
Deferred                        (78,659)            (1,475)          (114,715)
                           ---------------------------------------------------
                            $ 2,495,951        $ 2,720,566        $ 2,953,332
                           ===================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 2004 and 2003:

                                                                 2004               2003
                                                            --------------------------------
Deferred tax assets:
  Unearned shares, employee stock ownership plan             $    11,000          $  17,000
  Allowance for loan losses                                    1,212,000          1,180,000
  Unrealized losses on securities available-for-sale             309,000             42,000
  Deferred directors fees and compensation                        43,000             42,000
  Deferred income                                                109,000             73,000
  Accrued expenses                                                37,000             56,000
  Dividends on employee stock ownership plan                      58,000             45,000
  Other                                                           30,939             39,198
                                                            --------------------------------
      Total gross deferred tax assets                          1,809,939          1,494,198
                                                            --------------------------------

Deferred tax liabilities:
  Federal Home Loan Bank stock dividend                           28,000             39,000
  Loan costs                                                           -              3,000
  Premises and equipment                                         238,000            234,000
  Title plant                                                    201,000            181,000
  Loans acquired                                                   2,000             22,000
  Investments acquired                                             7,000             11,000
  Servicing rights                                               128,000            137,000
  Other                                                          103,327            109,655
                                                            --------------------------------
      Total gross deferred tax liabilities                       707,327            736,655
                                                            --------------------------------

      Net deferred tax assets                                $ 1,102,612          $ 757,543
                                                            ================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rates of 34% to income before income taxes as a result of the following:

                                                                 Year Ended December 31,
                                    ----------------------------------------------------------------------------------
                                         2004                       2003                        2002
                                    ----------------------------------------------------------------------------------
                                                      Percent                     Percent                    Percent
                                                     of Pretax                   of Pretax                  of Pretax
                                        Amount        Income        Amount        Income        Amount       Income
                                    ----------------------------------------------------------------------------------
Income before income taxes           $ 2,684,158       34.0%    $ 2,913,452        34.0%     $ 2,998,288       34.0%
Nontaxable income                       (144,088)      (1.8)       (149,455)       (1.7)        (187,175)      (2.1)
State income tax, net of
    federal income tax benefit           189,844        2.4         217,337         2.5          212,372        2.4
State tax credit, net of
    federal income tax benefit                 -          -        (109,720)       (1.3)               -          -
Low-income housing tax credit           (278,468)      (3.5)       (237,441)       (2.8)        (153,680)      (1.7)
Other                                     44,505        0.5          86,393         1.0           83,527        0.9
                                    ----------------------------------------------------------------------------------
                                     $ 2,495,951       31.6%    $ 2,720,566        31.7%     $ 2,953,332       33.5%
                                    ==================================================================================

Note 10. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan, and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. The Bank recognized $404,000, $278,400 and $104,500 pension expense for the years ended December 31, 2004, 2003 and 2002, respectively.

The Bank has a defined contribution plan covering substantially all employees. The Bank does not contribute to this plan.

Employee Stock Ownership Plan (ESOP): In conjunction with the Bank's conversion to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994 were eligible to participate immediately, and employees of the Bank hired after January 1, 1994 are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Company's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Company's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2004 and 2003.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $328,075, $548,947 and $436,984 for the years ended December 31, 2004, 2003 and 2002, respectively.

Shares of the Company's common stock held by the ESOP at December 31, 2004 and 2003 are as follows:

                                                         2004           2003
                                                      ------------------------

Allocated shares                                        159,491        171,021
Unreleased (unearned) shares                              8,118         16,916
                                                      ------------------------
                                                        167,609        187,937
                                                      ========================

Fair market value of unreleased (unearned) shares     $ 336,816      $ 623,185
                                                      ========================

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

North Central Bancshares, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Options granted to officers become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996 receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors are exercisable immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

                                                                      Weighted-
                                                                      Average
                                                                      Exercise
                                                    Number            Price per
                                                  of Shares            Share
                                                  -----------------------------

Outstanding, December 31, 2001                      284,910            $ 14.67
  Granted                                            11,000              20.59
  Forfeited                                          (1,000)             16.95
  Exercised                                         (73,100)             12.48
                                                  -----------------------------
Outstanding, December 31, 2002                      221,810              15.67
  Granted                                             6,000              31.00
  Forfeited                                          (1,000)             19.51
  Exercised                                         (59,200)             13.34
                                                  -----------------------------
Outstanding, December 31, 2003                      167,610              17.02
  Granted                                            11,000              36.94
  Forfeited                                          (1,400)             20.18
  Exercised                                         (68,805)             14.63
                                                  -----------------------------
Outstanding, December 31, 2004                      108,405            $ 20.51
                                                  =============================

Options exercisable                                  90,405            $ 19.77
                                                  =============================

Remaining shares available for grant                 57,605
                                                  ==========

As of December 31, 2004, the 108,405 options outstanding under the Plan have exercise prices between $12.38 and $37.50. The weighted average fair value per option of options granted during the years ended December 31, 2004, 2003 and 2002 were $7.63, $6.90 and $4.20, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2004, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the federal regulatory agency categorizes the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since those notifications that management believes have changed the category.

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                       To Be Well-Capitalized
                                                               For Capital             Under Prompt Corrective
                                      Actual                 Adequacy Purposes            Action Provisions
                               ------------------------ ----------------------------  -------------------------
                                  Amount       Ratio          Amount        Ratio          Amount        Ratio
                               --------------------------------------------------------------------------------
                                 (000's)                    (000's)                        (000's)
As of December 31, 2004:
  Total Capital (to risk-
    weighted assets)            $ 36,464        11.7%        $ 24,847         8.0%        $ 31,059        10.0%
  Tier 1 Capital (to risk-
    weighted assets)              33,324        10.7           12,424         4.0           18,636         6.0
  Tier I  (Core) Capital
    (to adjusted assets)          33,324         7.3           13,735         3.0           22,568         5.0
  Tangible Capital (to
    adjusted assets)              33,324         7.3            6,868         1.5                -           -
As of December 31, 2003:
  Total Capital (to risk-
    weighted assets)            $ 34,958        12.4%        $ 22,554         8.0%        $ 28,192        10.0%
  Tier 1 Capital (to risk-
    weighted assets)              31,816        11.3           11,277         4.0           16,915         6.0
  Tier I  (Core) Capital
    (to adjusted assets)          31,816         7.6           12,541         3.0           20,901         5.0
  Tangible Capital (to
    adjusted assets)              31,816         7.6            6,270         1.5                -           -

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

Note 12. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                        2004               2003               2002
                                                   ---------------------------------------------------
Advertising and promotion                           $   449,928        $   467,759        $   277,702
Professional fees                                       230,300            188,093            194,055
Printing, postage, stationery and supplies              417,760            445,609            437,453
Checking account charges                                351,474            332,005            335,458
Insurance                                               153,712            129,875            106,826
OTS general assessment                                   98,756             93,455             88,799
Telephone                                               132,844            133,744            140,575
Apartment operating costs                               336,910            335,098            172,941
Employee costs                                          123,440            132,632            164,508
ATM expense                                             388,872            301,205            283,557
Other                                                   497,561            486,175            420,588
                                                   ---------------------------------------------------
                                                    $ 3,181,557        $ 3,045,650        $ 2,622,462
                                                   ===================================================

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

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

The Bank does require collateral, or other security, to support financial instruments with credit risk.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

A summary of the contract amount of the Bank's exposure to off-statement financial condition risk for commitments to extend credit is as follows:

                                                                     Contract or Notional Amount
                                                                    ------------------------------
                                                                             December 31,
                                                                    ------------------------------
                                                                        2004              2003
                                                                    ------------------------------

Mortgage loans (including one-to-four family, multifamily
  and commercial loans)                                             $ 3,994,667       $ 10,601,444
Undisbursed overdraft loan privileges and undisbursed home
  equity lines of credit                                              3,878,024          2,452,139

At December 31, 2004, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 5.61% and fixed-rate commitments carrying a weighted-average interest rate of 5.51%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

Note 14. Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $158,092,000 of the Bank's first mortgage loan portfolio at December 31, 2004 consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $29,621,000, Washington with $25,426,000 and Colorado with $15,834,000. These are generally one-to-four family, multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2004 and 2003, were as follows:

                                                2004                                 2003
                                   --------------------------------------------------------------------
                                      Carrying            Fair             Carrying           Fair
                                       Amount            Value              Amount           Value
                                   --------------------------------------------------------------------
                                                     (nearest 000)                       (nearest 000)
Financial assets:
  Cash                             $  7,918,179      $  7,918,000      $  10,018,573    $  10,019,000
  Securities                         23,106,271        23,106,000         26,952,157       26,952,000
  Loans, net                        407,316,318       409,789,000        362,959,238      368,037,000
  Loans held for sale                   904,127           924,000            326,900          332,000
  Accrued interest receivable         1,953,602         1,954,000          1,866,521        1,867,000
Financial liabilities:
  Deposits                          316,333,731       320,991,000        283,963,569      291,575,000
  Borrowed funds                    100,974,695       103,735,000         95,004,605       99,187,000
  Accrued interest payable              154,151           154,000            106,538          107,000


Note 16. Restriction on Stockholders' Equity

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                        2004               2003               2002
                                                     -------------------------------------------------
Numerator, income available to common
  stockholders                                      $ 5,398,631        $ 5,848,410        $ 5,865,161
                                                    =================================================

Denominator:
  Weighted-average shares outstanding                 1,567,232          1,610,209          1,680,679
  Less unallocated ESOP shares                           12,903             26,641             42,930
                                                    -------------------------------------------------
  Weighted-average shares outstanding - basic         1,554,329          1,583,568          1,637,749
  Dilutive effect of stock options                       62,360             95,478            101,786
                                                    -------------------------------------------------
  Weighted-average shares outstanding -
    assuming dilution                                 1,616,689          1,679,046          1,739,535
                                                    =================================================

Basic earnings per common share                     $      3.47        $      3.69        $      3.58
Earnings per common share - assuming dilution              3.34               3.48               3.37

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18. North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

                     Statements of Financial Condition
                         December 31, 2004 and 2003

                                                                          2004               2003
                                                                    ---------------------------------
ASSETS

Cash                                                                 $    284,702       $    185,235
Securities available-for-sale                                               6,750              3,775
Loans receivable, net                                                   2,305,000          3,836,000
Investment in First Federal Savings Bank of Iowa                       39,300,688         37,936,434
Deferred taxes                                                              1,996              3,976
Prepaid and other assets                                                   17,702                  -
                                                                    ---------------------------------

      Total assets                                                   $ 41,916,838       $ 41,965,420
                                                                    =================================

LIABILITIES AND EQUITY

LIABILITIES
  Dividend payable                                                      $ 382,632          $ 337,907
  Accrued expenses and other liabilities                                        -             35,872
                                                                    ---------------------------------

      Total liabilities                                                   382,632            373,779
                                                                    ---------------------------------

EQUITY
  Common stock                                                             15,305             16,048
  Additional paid-in capital                                           18,681,041         17,711,322
  Retained earnings                                                    23,438,369         24,103,330
  Unearned shares, employee stock ownership plan                          (81,200)          (167,793)
  Accumulated other comprehensive (loss)                                 (519,309)           (71,266)
                                                                    ---------------------------------

      Total equity                                                     41,534,206         41,591,641
                                                                    ---------------------------------

      Total liabilities and equity                                   $ 41,916,838       $ 41,965,420
                                                                    =================================

North Central Bancshares, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                              Statements of Income
                  Years Ended December 31, 2004, 2003 and 2002

                                                                2004               2003               2002
                                                          ----------------------------------------------------
Operating income:
  Equity in net income of subsidiary                        $ 5,431,875        $ 5,897,750        $ 5,901,383
  Interest income                                               113,677             63,516             53,759
  Gain on sale of securities available-for-sale, net                  -                  -             26,352
                                                          ----------------------------------------------------
                                                              5,545,552          5,961,266          5,981,494
                                                          ----------------------------------------------------

Operating expenses:
  Interest expense                                                    -                  -                844
  Salaries and employee benefits                                 17,750             19,800             22,150
  Other                                                         129,459            122,077            112,759
                                                          ----------------------------------------------------
                                                                147,209            141,877            135,753
                                                          ----------------------------------------------------

      Income before income tax (benefit)                      5,398,343          5,819,389          5,845,741

Income tax (benefit)                                               (288)           (29,021)           (19,420)
                                                          ----------------------------------------------------

      Net income                                            $ 5,398,631        $ 5,848,410        $ 5,865,161
                                                          ====================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                   Statements of Cash Flows
         Years Ended December 31, 2004, 2003 and 2002

                                                                         2004              2003              2002
                                                               ------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                         $ 5,398,631       $ 5,848,410       $ 5,865,161
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Equity in net income of First Federal Savings
      Bank of Iowa                                                    (5,431,875)       (5,897,750)       (5,901,383)
    Dividends received from First Federal Savings
      Bank of Iowa                                                     4,500,000         5,750,000         5,000,000
    Gain on sale of securities available-for-sale                              -                 -           (26,352)
    Change in deferred income taxes                                     (553,357)         (458,243)         (375,748)
    Change in assets and liabilities:
      Prepaid expenses and other assets                                  (17,702)          108,269           (25,256)
      Accrued expenses and other liabilities                             (35,872)           32,370             3,103
                                                               ------------------------------------------------------
        Net cash provided by operating activities                      3,859,825         5,383,056         4,539,525
                                                               ------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in loans receivable                          1,531,000        (2,345,000)         (920,000)
  Proceeds from sale of securities available-for-sale                          -                 -           277,727
                                                               ------------------------------------------------------
        Net cash provided by (used in) investing
          activities                                                   1,531,000        (2,345,000)         (642,273)
                                                               ------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net (decrease) in short-term borrowings                                      -                 -          (250,000)
  Purchase of treasury stock                                          (5,359,307)       (3,234,239)       (3,569,328)
  Proceeds from issuance of common stock                               1,560,910         1,248,230         1,283,365
  Dividends paid                                                      (1,492,961)       (1,277,432)       (1,128,628)
                                                               ------------------------------------------------------
        Net cash (used in) financing activities                       (5,291,358)       (3,263,441)       (3,664,591)
                                                               ------------------------------------------------------

        Net increase (decrease) in cash                                   99,467          (225,385)          232,661

CASH
  Beginning                                                              185,235           410,620           177,959
                                                               ------------------------------------------------------
  Ending                                                               $ 284,702         $ 185,235         $ 410,620
                                                               ======================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19. Quarterly Results of Operations (Unaudited)

                                                                   Year Ended December 31, 2004
                                                 ------------------------------------------------------------------
                                                         First            Second           Third           Fourth
                                                        Quarter           Quarter         Quarter          Quarter
                                                 ------------------------------------------------------------------
                                                                (In thousands, except per share amounts)
Interest income                                          $ 6,100          $ 6,163         $ 6,255          $ 6,320
Interest expense                                           2,817            2,803           2,859            2,888
                                                 ------------------------------------------------------------------
      Net interest income                                  3,283            3,360           3,396            3,432
Provision for loan losses                                     60               50              75               55
                                                 ------------------------------------------------------------------
      Net interest income after
        provision for loan losses                          3,223            3,310           3,321            3,377
                                                 ------------------------------------------------------------------

Noninterest income:
  Fees and service charges                                   704              826             798              795
  Abstract fees                                              354              411             365              331
  Mortgage banking income                                     54               74              68               59
  Other income                                               320              321             274              279
                                                 ------------------------------------------------------------------
      Total noninterest income                             1,432            1,632           1,505            1,464
                                                 ------------------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits                       1,582            1,492           1,521            1,598
  Premises and equipment                                     359              351             348              370
  Data processing                                            140              140             137              150
  Other                                                      782              770             789              841
                                                 ------------------------------------------------------------------
      Total noninterest expense                            2,863            2,753           2,795            2,959
                                                 ------------------------------------------------------------------

Income before income taxes                                 1,792            2,189           2,031            1,882

Provision for income taxes                                   576              708             640              572
                                                 ------------------------------------------------------------------
      Net income                                         $ 1,216          $ 1,481         $ 1,391          $ 1,310
                                                 ==================================================================

Basic earnings per share                                  $ 0.77           $ 0.95          $ 0.90           $ 0.85
                                                 ==================================================================

Diluted earnings per share                                $ 0.73           $ 0.91          $ 0.87           $ 0.83
                                                 ==================================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                               Year Ended December 31, 2003
                                              ------------------------------------------------------------
                                                 First           Second           Third           Fourth
                                                Quarter          Quarter         Quarter          Quarter
                                              ------------------------------------------------------------
                                                       (In thousands, except per share amounts)
Interest income                                 $ 6,526          $ 6,441         $ 6,343          $ 6,146
Interest expense                                  3,180            3,137           3,056            2,969
                                              ------------------------------------------------------------
      Net interest income                         3,346            3,304           3,287            3,177
Provision for loan losses                            60               60              75               60
                                              ------------------------------------------------------------
      Net interest income after
        provision for loan losses                 3,286            3,244           3,212            3,117
                                              ------------------------------------------------------------

Noninterest income:
  Fees and service charges                          564              627             681              992
  Abstract fees                                     434              495             521              361
  Mortgage banking income                           174              275             311               68
  Other income                                      221              302             251              293
                                              ------------------------------------------------------------
      Total noninterest income                    1,393            1,699           1,764            1,714
                                              ------------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits              1,432            1,412           1,506            1,600
  Premises and equipment                            309              307             321              350
  Data processing                                   134              156             143              145
  Other                                             682              779             791              793
                                              ------------------------------------------------------------
      Total noninterest expense                   2,557            2,654           2,761            2,888
                                              ------------------------------------------------------------

Income before income taxes                        2,122            2,289           2,215            1,943

Provision for income taxes                          620              761             721              619
                                              ------------------------------------------------------------
      Net income                                $ 1,502          $ 1,528         $ 1,494          $ 1,324
                                              ============================================================

Basic earnings per share                         $ 0.94           $ 0.97          $ 0.95           $ 0.83
                                              ============================================================

Diluted earnings per share                       $ 0.88           $ 0.92          $ 0.90           $ 0.78
                                              ============================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                       Year Ended December 31, 2002
                                         -----------------------------------------------------------
                                           First           Second           Third           Fourth
                                          Quarter          Quarter         Quarter          Quarter
                                         -----------------------------------------------------------
                                                  (In thousands, except per share amounts)
Interest income                           $ 6,531          $ 6,760         $ 6,937          $ 6,737
Interest expense                            3,493            3,498           3,533            3,387
                                         -----------------------------------------------------------
      Net interest income                   3,038            3,262           3,404            3,350
Provision for loan losses                     180               90              56               57
                                         -----------------------------------------------------------
      Net interest income after
        provision for loan losses           2,858            3,172           3,348            3,293
                                         -----------------------------------------------------------

Noninterest income:
  Fees and service charges                    589              596             662              528
  Abstract fees                               397              402             436              451
  Mortgage banking fees                       108              107             167              365
  Gain (loss) on sale of securities
    available-for-sale                         (1)               -               1                -
  Other income                                222              281             243              175
                                         -----------------------------------------------------------
      Total noninterest income              1,315            1,386           1,509            1,519
                                         -----------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits        1,266            1,324           1,261            1,372
  Premises and equipment                      309              302             261              320
  Data processing                             129              132             131              152
  Other                                       662              647             628              686
                                         -----------------------------------------------------------
      Total noninterest expense             2,366            2,405           2,281            2,530
                                         -----------------------------------------------------------

Income before income taxes                  1,807            2,153           2,576            2,282

Provision for income taxes                    576              729             868              780
                                         -----------------------------------------------------------
      Net income                          $ 1,231          $ 1,424         $ 1,708          $ 1,502
                                         ===========================================================

Basic earnings per share                   $ 0.75           $ 0.87          $ 1.04           $ 0.92
                                         ===========================================================

Diluted earnings per share                 $ 0.71           $ 0.81          $ 0.98           $ 0.87
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

         Randall L. Minear is the Presidesnt of Terrus Real Estate Group, located in Des Moines, Iowa. He formerly served as the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

         C. Thomas Chalstrom has been employed with the Bank since 1985. He was Executive Vice President from 1994 until 2004. Mr. Chalstrom was named Chief Operating Officer of the Bank in December 1998. He became President of the Bank in April 2004.

         Melvin R. Schroeder was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa. Mr. Schroeder retired in 2001.

Nominees for Election as Directors

         Mark Thompson is the owner of Mark Thompson, CPA, P.C., in Fort Dodge, Iowa and has been a certified public accountant since 1978.

         Paul F. Bognanno is a self-employed consultant in Des Moines whose primary client is CitiMortgage, Inc. From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, a wholly-owned subsidiary of The Principal Financial Group.

Executive Officers Who are Not Directors or Nominees

         Jean L. Lake is Secretary of the Holding Company and the Bank.

         David W. Edge, CPA is Chief Financial Officer and Treasurer of the Holding Company and the Bank.

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

                                            Price Range ($)
                                            ---------------
                                                                     Dividends
                                                                     Declared
Quarter Ended                            High          Low           Per Share
-------------                            ----          ---           ---------
2003
----
    First Quarter.............           36.10         31.60            0.21
    Second Quarter............           35.87         31.30            0.21
    Third Quarter.............           36.71         33.64            0.21
    Fourth Quarter............           38.68         35.58            0.21
2004
----
    First Quarter.............           38.80         34.90            0.25
    Second Quarter............           38.80         36.66            0.25
    Third Quarter.............           38.60         36.33            0.25
    Fourth Quarter ...........           41.49         37.00            0.25


The Company's Common Stock was traded at $41.947 as of March 8, 2005.

Information Relating to the Company's Common Stock

         As of March 8, 2005, the Company had 1,240 shareholders of record, which includes the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,538,230 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.29 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

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

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 22, 2005 at the Boston Centre, Suite 100, located at 809 Central Avenue, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries               Stock Exchange

David M. Bradley                                 The Company's Common Shares are
North Central Bancshares, Inc.                   listed under the symbol "FFFD"
c/o First Federal Savings Bank of Iowa           on NASDAQ
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

General Counsel                                  Independent Auditor
Johnson, Erb, Bice, Kramer,                      McGladrey & Pullen, LLP
Good & Mulholland, P.C.                          400 Locust Street Suite 640
809 Central Avenue                               Des Moines, Iowa 50309
Fort Dodge, Iowa 50501

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
                                                 (303) 262-0600 or
                                                 800-962-4284
                                                 e-mail:
                                                 inquire@computershare.com
                                                 www.computershare.com

Publications - Annual Report on Form 10-K

         A copy of the Company's Annual Report Form 10-K (without exhibits) for the fiscal year ended December 31, 2004 will be furnished without charge to shareholders of record as of March 8, 2005 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Annual Report Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings at www.sec.gov or via the Bank's website at www.firstfederaliowa.com.


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