Form 10-K, Exhibit 13
period 2005-12-31
NORTH CENTRAL BANCSHARES INC
filed 2006-03-31
CIK 1005188

Exhibit 13.1      Annual Report to Shareholders.

                         NORTH CENTRAL BANCSHARES, INC.

                        Holding Company for First Federal
                              Savings Bank of Iowa






                               2005 ANNUAL REPORT

                                TABLE OF CONTENTS


        MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER........3

        SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA........................4

        MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................7

        INDEX TO FINANCIAL STATEMENTS.........................................27

        QUARTERLY RESULTS OF OPERATIONS (Unaudited)...........................60

        MANAGEMENT OF THE HOLDING COMPANY AND THE BANK........................62

        SHAREHOLDER INFORMATION...............................................63




        This Annual Report to Shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of North Central Bancshares, Inc. (the "Company") that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.


                         North Central Bancshares, Inc.
                               Holding Company for
                       First Federal Savings Bank of Iowa
                               825 Central Avenue
                             Fort Dodge, Iowa 50501
                                  515-576-7531
                            www.firstfederaliowa.com


                                Branch Locations
                                ----------------

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

                               Mt. Pleasant, Iowa
                                 102 South Main
                            Mt. Pleasant, Iowa 52641
                                  319-385-8000


                           New Branch Opening in 2006
                              120 South 68th Street
                 Jordan Creek Town Center, West Des Moines, Iowa

                     MESSAGE OF THE CHAIRMAN, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER

Dear Shareholders:

         We are pleased to report to you the operating results of North Central Bancshares, Inc for the year ended December 31, 2005. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa.

         For the year ended December 31, 2005, North Central Bancshares' net income was $5,015,000 or $3.20 diluted earnings per share. Total shareholder return was impacted favorably by a 16% increase in quarterly dividends effective April 2005. Some of our achievements during the past year include:

                                 2005 HIGHLIGHTS

     *    Total assets increased 4.9% to a new high of $485.2 million.

     *    Deposits increased 5.7% to a new high of $334.3 million.

     *    Net loans increased 5.6% to a new high of $430.3 million.

     * Increased quarterly dividends in April, 2005 to $0.29 per share, a 16.0% increase.

     * We repurchased a total of 50,932 shares, or 3.3%, of outstanding stock during the year ended December 31, 2005.

     * We began construction of a new 6,000 sq. ft. full service office in West Des Moines, Iowa.

     * Paul F. Bognanno was newly elected to the Board of Directors at the 2005 annual meeting

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

                                                                              At December 31,
                                                  2005              2004             2003             2002            2001
                                                  ----              ----             ----             ----            ----
                                                                               (In thousands)
Selected Consolidated Financial
  Condition Data:
Total assets...........................        $  485,191         $  462,735      $  424,009        $  403,872      $  379,375
Cash (noninterest-bearing).............             8,087              7,315           8,674             2,143           2,259

Loans receivable, net: (1)
  First mortgage loans secured
    by one- to four-family
    residences.........................           210,793            184,324         171,468           147,479         159,943
  First mortgage loans secured
    by multifamily properties..........            73,453             77,995          69,507            70,194          73,311
  First mortgage loans secured
    by commercial properties...........            85,794             89,816          68,933            70,502          25,263
  Consumer loans.......................            60,238             55,181          53,051            52,971          49,464
                                               ----------         ----------      ----------        ----------      ----------
    Total loans receivable, net........           430,278            407,316         362,959           341,146         307,981
Investment securities (2)..............            21,260             23,710          28,297            35,859          49,016
Deposits...............................           334,338            316,334         283,964           277,000         268,814
Borrowed funds.........................           102,444            100,975          95,005            85,026          71,413
Total shareholders' equity.............            44,279             41,534          41,592            38,748          35,913


                                                                            For the Year Ended December 31,
                                                   2005              2004             2003             2002            2001
                                                   ----              ----             ----             ----            ----
                                                                                (In thousands)
Selected Operating Data:
Interest income.......................        $     26,272      $     24,757     $     25,412     $     26,965     $     27,500
Interest expense......................              12,607            11,367           12,342           13,911           16,514
                                              ------------      ------------     ------------     ------------     ------------
   Net interest income before
     provision for loan losses........              13,665            13,390           13,070           13,054           10,986
Provision for loan losses.............                 260               240              255              383              210
                                              ------------      ------------     ------------     ------------     ------------
   Net interest income after
     provision for loan losses........              13,405            13,150           12,815           12,671           10,776
                                              ------------      ------------     ------------     ------------     ------------
Noninterest income:
     Fees and service charges.........               4,483             3,123            2,864            2,375            1,993
     Abstract fees....................               1,289             1,461            1,811            1,686            1,506
     Other income.....................                 776             1,476            1,910            1,668            1,593
                                              ------------      ------------     ------------     ------------     ------------
       Total noninterest income.......               6,548             6,060            6,585            5,729            5,092
                                              ------------      ------------     ------------     ------------     ------------
Noninterest expense:
     Salaries and employee benefits...               6,660             6,192            5,950            5,223            4,500
     Premises and equipment...........               1,452             1,429            1,287            1,192            1,226
     Data processing..................                 597               567              578              544              470
     Goodwill.........................                   -                 -                -                -              472
     Other expenses...................               3,730             3,127            3,016            2,623            2,378
                                              ------------      ------------     ------------     ------------     ------------
       Total noninterest expense......              12,439            11,315           10,831            9,582            9,046
                                              ------------      ------------     ------------     ------------     ------------
Income before income taxes............               7,514             7,895            8,569            8,818            6,822
Income tax expense....................               2,499             2,496            2,721            2,953            2,347
                                              ------------      ------------     ------------     ------------     ------------
   Net income.........................        $      5,015      $      5,399     $      5,848     $      5,865     $      4,475
                                              ============      ============     ============     ============     ============

                                                                          At or For the Year Ended December 31,
                                                                          -------------------------------------
                                                                2005           2004          2003          2002         2001
                                                                ----           ----          ----          ----         ----

Key Financial Ratios and Other Data:

 Performance Ratios: (%)
 Net interest rate spread (difference between
   average yield on interest-earning
   assets and average cost of interest-bearing
   liabilities).........................................           2.83%           3.02%        3.03%        3.15%       2.68%
 Net interest margin (net interest income
   as a percentage of average interest-
   earning assets)......................................           3.05            3.22         3.27         3.44        3.03
 Return on average assets (net income
   divided by average total assets).....................           1.05            1.21         1.38         1.47        1.17
 Return on average equity (net income
   divided by average equity)...........................          11.57           12.97        14.65        15.57       12.21
 Noninterest income to average assets...................           1.37            1.36         1.55         1.43        1.33
 Efficiency ratio (3)...................................          61.54           58.18        55.11        51.01       56.26
 Noninterest expense to average assets..................           2.61            2.54         2.55         2.40        2.36
 Net interest income after provision for
   loan losses to noninterest expenses..................         107.76          116.22       118.32       132.24      119.12

 Financial Condition Ratios: (%) (4)
 Equity to assets at period end.........................           9.13            8.98         9.81         9.59        9.47
 Tangible equity to tangible assets
     at period end (5) (6)..............................           8.01            7.80         8.54         8.25        8.03
 Average shareholders' equity divided by
   average total assets.................................           9.09            9.35         9.40         9.42        9.57
 Average tangible shareholders equity divided
     by average tangible total assets (5) (6)...........           7.95            8.13         8.12         8.06        8.10
 Average interest-earning assets to average
   interest-bearing liabilities.........................         107.62          107.24       107.63       107.91      107.54

 Asset Quality Ratios: (%) (4)
 Nonaccrual loans to total net loans....................           0.14            0.16         0.17         0.19        0.09
 Nonperforming assets to total assets (7)...............           0.36            0.37         0.49         0.35        0.36
 Allowance for loan losses as a percent of
   total loans receivable at end of period..............           0.76            0.77         0.86         0.90        0.92
 Allowance for loan losses to nonaccrual
   loans................................................         567.98          513.13       515.02       485.00     1,042.07

 Per Share Data:
 Book value per share...................................     $    29.37      $    27.14  $     25.92   $    23.62   $   21.12
 Tangible book value per share (5)......................          25.46           23.28        22.24        20.03       17.65
 Basic earnings per share (8)...........................           3.29            3.47         3.69         3.58        2.54
 Diluted earnings per share (9).........................           3.20            3.34         3.48         3.37        2.41
 Dividends declared per share...........................           1.16            1.00         0.84         0.72        0.60
 Dividend payout ratio..................................           0.35            0.29         0.23         0.20        0.25

-----------------------

(Notes on following page)
-------------------------

(1) Loans receivable, net, represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses, plus premiums. The allowance for loan losses at December 31, 2005, 2004, 2003, 2002 and 2001 was $3.3 million, $3.2 million, $3.2 million, $3.1 million and $2.9 million, respectively.

(2)  Includes interest-bearing cash and Federal Home Loan Bank stock.

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant was $5.9 million for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

(6) Tangible assets consist of total assets less goodwill and title plant. Goodwill and title plant was $5.9 million for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

(7) Nonperforming assets consists of nonaccrual loans and foreclosed real estate.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2005, 2004, 2003, 2002 and 2001 were 1,524,056, 1,554,329, 1,583,568,
     1,637,749 and 1,762,900, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2005, 2004, 2003, 2002 and 2001 were 1,566,848, 1,616,689, 1,679,046, 1,739,535 and 1,856,643,
     respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         North Central Bancshares, Inc. (the "Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally chartered savings bank. The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank.

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

Executive Overview

         The Company's business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank. Specifically, the Company's business strategy incorporates the following elements: (1) operating the Bank as a community oriented financial institution;
(2) increasing loan and deposit balances in existing branch offices as well as by establishing de novo branch offices in markets where population growth trends are positive such as the Des Moines, Iowa metropolitan area; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements;
(6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through increases in fees and service charges.

      The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our shareholder value strategy. Our shareholder value strategy has three major themes: (1) enhancing our shareholders' value; (2) making our retail banking franchise more valuable; and (3) efficiently utilizing our capital.

      Management believes the following points were the most important to that analysis this year:

     o The Company has effectively managed its capital since the Company's inception in 1996. Annual dividends per share have increased from $.25 per share in 1997 to $1.16 per share in 2005. In addition, an active stock repurchase program has consistently been used by the Company to manage capital and increase earnings per share. Since the Company's inception, it has repurchased 2,785,554 shares at a cost of $54.1 million as of December 31, 2005.

     o The Bank has opened new offices in market areas where population growth trends are positive. New offices were opened in Ankeny, Iowa in February 2003 and in Clive, Iowa in March, 2004. In October 2005, the Bank began construction of a new branch office in West Des Moines, Iowa near Jordan Town Center Mall. These locations are in suburbs of Des Moines, Iowa, which is Iowa's largest metropolitan area. The Company will continue to analyze de novo branch opportunities in the Des Moines metropolitan area. Noninterest expenses have increased during the years ended December 31, 2005, 2004 and 2003 in part due to the Company's strategy of opening de novo branch offices. We believe that this strategy will result in loan and deposit growth for the Company, but will negatively impact net earnings until each de novo branch achieves profitability.

     o Consistent with the Bank's emphasis on attracting and retaining core deposits, deposit fee growth continued a strong positive trend. The growth in core deposits is due in part to a direct mail marketing program implemented in early 2003 emphasizing checking accounts. This direct mail program is ongoing and is expected to result in a continued growth in core deposits and fee income.

     o The Company's exposure to interest rate risk has increased from the prior year. This is due in part to a shift of certificates of deposit to shorter term maturities and a decrease in the speed in which customers prepaid their loans. The Company has also retained a portion of the 15 year fixed rate one- to four-family real estate loans it originated.

     o Noninterest income for the year ended December 31, 2005, included $1.0 million in loan prepayment fees, compared to $0.4 million for the year ended December 31, 2004. This increase in noninterest income for the year was offset in part by a provision for impairment of available-for-sale securities, as described below.

     o During the year ended December 31, 2005, the Company recognized an other-than-temporary impairment of $680,000 on three Freddie Mac adjustable rate, perpetual preferred stocks that had declined in value. The securities are investment grade securities that are held in the Company's available-for-sale portfolio. The Company recognized an other-than-temporary impairment on the securities based on the facts and circumstances surrounding each of the securities at the time, including the duration and amount of the unrealized loss, as well as the prospect for the recovery of market value within a reasonable period of time.

     o Management believes that the allowance for loan losses is adequate. The allowance for loan losses to nonaccrual loans was 567.98% at December 31, 2005. Net annualized charge-offs for 2005 were 0.04% of total loans and have averaged under 0.05% of total loans for the past five years. During 2005, the Company's total loan portfolio increased $19.8 million, or 4.7%. This increase primarily consisted of increases in the one- to four-family first and second mortgage real estate loans. The Company's provision for loan losses in 2005 was $260,000.

     o The Company has lowered its effective tax rate through the use of federal Low Income Housing Tax Credits (LIHTC). The Company owns and operates two LIHTC projects in Fort Dodge. These projects generated $278,000 in federal income tax credits in 2005.

     o Purchases and originations of out of state real estate loans remained an integral part of the Company's business plan. The Company has purchased and originated out of state real estate loans to supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically.

Critical Accounting Policies

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the disclosures included within this report, are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

         The Company's critical accounting policies are described in the "Notes to Consolidated Financial Statements." Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policies to be that related to the allowance for loan losses and asset impairment judgments, including the recoverability of goodwill.

         The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem credits. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of those economic conditions. To the extent that actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or less than future charge-offs.

         Asset impairment judgments include evaluating the decline in fair value of held-to-maturity and available-for-sale securities below their cost. Declines in fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

         Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in a purchase acquisition. Goodwill is tested for impairment at least annually.

Business Strategy

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits, including brokered certificates of deposit, and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multifamily real estate and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans, consumer loans and securities issued or guaranteed by the United States Government or agencies thereof, state and local obligations and mortgage-backed securities; (3) emphasizing growth in core deposits, which include demand deposit, NOW, money market and savings accounts; (4) maintaining capital in excess of regulatory requirements; (5) controlling noninterest expenses; (6) managing interest rate risk exposure while achieving desirable levels of profitability; and (7) increasing noninterest income through increases in fees and service charges.

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

         Retail Deposit Base. In 2005, the Company had ten offices located in Fort Dodge, Ames, Nevada, Perry, Ankeny, Clive, Burlington and Mount Pleasant, Iowa. At December 31, 2005, 39.9% of the deposit base, or $133.3 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize growth in core deposits.

         Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market area. The Company's lending activities have expanded to include an increased emphasis on originations of construction loans. At December 31, 2005, 43.5% of the Company's total assets consisted of one- to four-family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2005, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties totaled $143.1 million and consisted of $15.1 million one- to four-family residential mortgage loans, or 3.5%, $65.4 million multifamily real estate loans, or 14.9%, and $62.6 million commercial real estate loans, or 14.3%, of the Company's total loan portfolio. At December 31, 2005, the Company's ratio of nonperforming assets to total assets was 0.36%. The Company also invests in state and local obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

         Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

         Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company has increased noninterest income through emphasizing growth in core deposit accounts. During the year ended December 31, 2005, fees and service charges totaled $4.5 million, an increase of $1.36 million from the prior year. This increase was primarily due to an increase in loan prepayment fees of $644,000 and fees associated with checking accounts, including overdraft fees, of $328,000. The Company has also increased noninterest income through emphasizing growth in mortgage banking income, annuity and mutual fund sales and insurance sales. In addition, the Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an important source of fee income. Noninterest income from First Iowa's business for the years ended December 31, 2005 and 2004 was $1.3 and $1.5 million, respectively, offset by noninterest expense attributable to First Iowa.

         Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2005, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $59.7 million, representing a one-year gap to total assets ratio of -12.3%, compared to a -7.0% at December 31, 2004. To manage the Company's interest rate exposure, the Company emphasizes the origination of five and seven year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, and the origination of adjustable rate home equity lines of credit and short-term consumer loans. The Company also manages its interest rate risk and liquidity by investing in mortgage-backed, municipal and equity securities. In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities in excess of fifteen years. See "Discussion of Market Risk - Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

        The Company's primary sources of funds are deposits, amortization and prepayment of loans, borrowings such as FHLB advances, brokered certificates of deposit, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2005, $610,000, or 18.1%, of the Company's investment portfolio, excluding equity and mortgage-backed securities and mutual funds, was scheduled to mature in one year or less and $1.7 million, or 50.5%, was scheduled to mature in one to five years and $1.1 million, or 31.4%, was scheduled to mature in more than five years. At December 31, 2005, certificates of deposit scheduled to mature in less than one year totaled $106.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $172.1 million as of December 31, 2005. The Company may also use brokered certificates of deposit as an additional source of funds. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

        At December 31, 2005, the Company had outstanding loan commitments of $2.5 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

        The main sources of liquidity for the Company are proceeds from dividends and loan repayments from the Bank and the proceeds from stock options exercised. The main cash outflows are dividend payments to shareholders and funds used to repurchase shares of the Company's common stock. During 2005, the Company repurchased 50,932 shares of its common stock. The Company has determined that a share repurchase program is appropriate to enhance shareholder value. Share repurchases generally increase earnings per share, return on average assets, and return on average equity, three performance benchmarks against which the Company and thrift holding companies are often measured. The Company buys stock in the open market whenever the price of the stock is deemed reasonable and the Company has funds available for the purchase. The Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 16 to the Consolidated Financial Statements. Unlike the Bank, the Company is not subject to OTS formula-based regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Company from paying a dividend if either of the following would result: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

         The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2005, 2004 and 2003, the Company's disbursements for loan originations and purchases totaled $143.1 million, $160.2 million and $205.4 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and call of securities, brokered certificates of deposit, and FHLB advances. Net cash flows (used in) investing activities were $(23.1) million, $(42.4) million and $(31.1) million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash flows provided by financing activities were $16.5 million, $33.2 million and $13.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

        The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2005 with tangible and leverage capital ratios of 7.3% and a total risk-based capital ratio of 11.9 %. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to shareholders' equity to arrive at the various regulatory capital amounts.

        The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2005:

                                                   Capital            Excess
                                 Amount         Requirements         Capital
                                 ------         ------------         -------
                                               (In thousands)
   Tangible capital......       $  35,084       $   7,210          $  27,874
   Core capital..........          35,084          14,419             20,665
   Risk-based capital....          38,361          25,882             12,479

Discussion of Market Risk--Interest Rate Sensitivity Analysis

         As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2005, $143.1 million, or 32.6%, of the Company's total loan portfolio was secured by properties outside the State of Iowa, located in twenty-two states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2005, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

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

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's "interest rate sensitivity gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income, while a positive gap would tend to adversely affect net interest income.

         The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short-term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and equity securities. In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities in excess of fifteen years.

         At December 31, 2005, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $59.7 million, representing a one-year gap ratio of -12.3%, compared to a one-year gap ratio of -7.0% at December 31, 2004. The chief executive officer meets regularly with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending activities. The chief executive officer reports quarterly to the board of directors on interest rate risks and trends, as well as liquidity and capital ratio requirements.

         Gap Table. The following table (the "Gap Table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2005, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the terms of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                           At December 31, 2005 (1)
                                                                           ------------------------
                                           Within         1-3          3-5          5-10         10-20       Over 20
                                           1 Year        Years        Years        Years         Years        Years        Total
                                           ------        -----        -----        -----         -----        -----        -----
                                                                          (Dollars in thousands)
Interest-earning assets:
   First mortgage loans..............
     Adjustable (2)..................    $   81,588   $  114,259    $   56,007   $        -   $        -    $        -   $  251,854
     Fixed (2).......................        22,858       38,562        25,071       34,863        3,495            90      124,939
  Consumer and other loans...........        22,956       25,070         9,967        2,961          110             2       61,066
  Investment securities (3)(4).......        11,077        1,296         3,599        1,033            -             -       17,005
                                         ----------   ----------    ----------   ----------   ----------    ----------   ----------
     Total interest-earning assets...    $  138,479   $  179,187    $   94,644   $   38,857   $    3,605    $       92   $  454,864
                                         ==========   ==========    ==========   ==========   ==========    ==========   ==========

Rate sensitive liabilities:
   Savings accounts..................    $    4,598   $    6,984    $    4,811   $    6,458   $    3,546    $      651   $   27,048
   NOW accounts......................        18,219       18,710         7,426        4,402          480             5       49,242
   Money market accounts.............        35,425        9,416             -            -            -             -       44,841
   Certificate accounts..............       106,717       71,972        22,288           43            -             -      201,020
   Noninterest bearing deposits......        12,186            -             -            -            -             -       12,186
   FHLB advances and other
      liabilities (5)................        21,009       53,435        25,000        3,000            -             -      102,444
                                         ----------   ----------    ----------   ----------   ----------    ----------   ----------
        Total interest-bearing
          liabilities................    $  198,154 $    160,517    $   59,525   $   13,903   $    4,026    $      656   $  436,781
                                         ========== ============    ==========   ==========   ==========    ==========   ==========
Interest sensitivity gap.............    $  (59,675)  $   18,670    $   35,119   $   24,954   $     (421)   $     (564)
Cumulative interest-sensitivity gap..    $  (59,675)  $  (41,005)   $   (5,886)  $   19,068   $   18,647    $   18,083

Interest sensitivity gap to total
     assets..........................        (12.30)%       3.85%         7.24%       5.14%        (0.09)%       (0.12)%
Cumulative interest-sensitivity gap to
     total assets....................        (12.30)        (8.45)       (1.21)        3.93         3.84          3.73
Ratio of interest-earning assets to
    interest-bearing liabilities.....         69.88        111.63       159.00       279.49        89.54         14.02      104.14%
Cumulative ratio of interest-earning
    assets to interest-bearing
    liabilities......................        69.88         88.57        98.59       104.41       104.28        104.14       104.14

Total assets.........................    $  485,191    $  485,191   $  485,191   $  485,191   $  485,191    $  485,191   $  485,191
Cumulative interest-earning assets...    $  138,479    $  317,666   $  412,310   $  451,167   $  454,772    $  454,864   $  454,864
Cumulative interest-bearing liabilities  $  198,154    $  358,671   $  418,196   $  432,099   $  436,125    $  436,781   $  436,781

----------------------------------------

(1) The following assumptions were used in regard to prepayment speed for loans: (i) fixed rate commercial real estate loans and mortgage-backed securities will prepay at 10 percent per year, (ii) one- to four-family loans (both fixed rate and adjustable rate) will prepay at 12 percent per year, (iii) all multifamily loans (both fixed and adjustable rate) will prepay at 15 percent per year, (iv) all second mortgage real estate loans and all other loans will prepay at 20 percent year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent. Money market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain shortcomings are inherent in the analysis presented by the foregoing table.

(2) Includes $3.5 million and $0.7 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $0.6 million and securities available-for-sale of $11.2 million.

(4) Includes $4.9 million of FHLMC preferred stock and $1.0 million of FNMA preferred stock. $3.0 million is fixed rate and $2.9 million is adjustable rate. The fixed rate preferred stock was included in the appropriate category based upon their call date. The adjustable rate preferred stock was included in the appropriate category based upon their repricing date.

(5) Includes $102.4 million of advances which have been categorized based upon their maturity date. As of December 31, 2005, the Company has $29.5 million of advances which are callable by the FHLB. These callable advances have been placed in the repricing category that they mature.

         Certain shortcomings are inherent in the method of analysis presented in the above Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

         Net Portfolio Value Analysis. As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the "net portfolio value" ("NPV") methodology which the OTS has adopted as part of its capital regulations.

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

         Presented below, as of December 31, 2005, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

                     Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
                                      Net Portfolio Value                         NPV as % of PV of Assets
                                      -------------------                         ------------------------
Change in Rates           $ Amount           $ Change          % Change          NPV Ratio          Change
---------------           --------           --------          --------          ---------          ------
                                            (Dollars in thousands)

    +300 bp               40,649             (8,764)              (18)              8.60           (142) bp
    +200 bp               44,395             (5,017)              (10)              9.25            (77) bp
    +100 bp               47,430             (1,983)               (4)              9.74            (28) bp
       0 bp               49,412                  -                 -              10.02              -
    -100 bp               50,035                622                 1              10.04              2  bp
    -200 bp               49,164               (249)               (1)              9.79            (23) bp

---------------------------------

(1) Denotes rate shock used to compute interest rate risk capital component.

         As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Table presented above assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

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

         Real estate acquired by the Company as a result of foreclosure, or by deed in lieu of foreclosure, is deemed foreclosed real estate until such time as it is sold.

         When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2005, the Company's foreclosed real estate consisted of 15 properties with an aggregate carrying value of $1.1 million.

         Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

                                                                              At December 31,
                                                                              ---------------
                                                   2005            2004             2003            2002           2001
                                                   ----            ----             ----            ----           ----
                                                                       (Dollars in thousands)
Nonaccrual loans and nonperforming
assets:
First mortgage loans:
   One- to four-family residential.....        $       389     $       335      $       414     $       434     $       130
   Multifamily and commercial
      properties ......................                  -               -                -              37              37
Consumer loans:........................                196             299              201             172             109
                                               -----------     -----------      -----------     -----------     -----------
   Total nonaccrual loans..............                585             634              615             643             276
Total foreclosed real estate (1).......              1,143           1,079            1,453             769           1,074
Other nonperforming assets.............                  -               -                -               -               -
                                               -----------     -----------      -----------     -----------     -----------
    Total nonperforming assets.........        $     1,728     $     1,713      $     2,068     $     1,412     $     1,350
                                               ===========     ===========      ===========     ===========     ===========
Total nonaccrual loans to net loans
    receivable.........................               0.14%           0.16%            0.17%           0.19%           0.09%
Total nonaccrual loans to total assets..              0.12            0.14             0.15            0.16            0.07
Total nonperforming assets to total
     assets............................               0.36            0.37             0.49            0.35            0.36

--------------------------------------

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

         The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

                                                                           At December 31,
                                                                           ---------------
                                                     2005           2004          2003         2002          2001
                                                     ----           ----          ----         ----          ----
                                                                            (In thousands)
Loans past due 60-89 days:
First mortgage loans:
    One- to four-family residential...........      $   1,106     $   1,001      $     649    $     830     $   1,083
    Multifamily and commercial properties.....              -            40            463            -             -
Consumer loans................................            214           238            223          183           153
                                                    ---------     ---------      ---------    ---------     ---------
    Total past due............................      $   1,320     $   1,279      $   1,335    $   1,013     $   1,236
                                                    =========     =========      =========    =========     =========

         The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2005.


                                                                 At December 31, 2005
                                                                 --------------------
                                                           Balance                 Number
                                                           -------                 ------
                                                                (Dollars in thousands)
One- to four-family first mortgage loans:
     Loans 60 to 89 days delinquent....................   $  1,106                   32
     Loans 90 days or more delinquent..................        389                    7
Multifamily and commercial first mortgage loans:
     Loans 60 to 89 days delinquent....................          -                    -
     Loans 90 days or more delinquent..................          -                    -
Consumer Loans:
     Loans 60 to 89 days delinquent....................        214                   24
     Loans 90 days or more delinquent..................        196                   22
Foreclosed real estate.................................      1,143                   15
Other nonperforming assets.............................          -                    -
Loans to facilitate sale of foreclosed real estate.....        241                    4
Special mention loans..................................      1,972                   44

         Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2005, the Company had $1.97 million of special mention loans, consisting of seventeen loans secured by one- to four-family residences, two loans secured by commercial real estate and twenty-five consumer loans.

         The following table sets forth the aggregate amount of the Company's classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

                                                                      At December 31,
                                                                      ---------------
                                          2005            2004            2003            2002           2001
                                          ----            ----            ----            ----           ----
                                                                    (In thousands)
Substandard assets..............        $    1,670     $    1,680      $    2,046      $    1,361      $    1,291
Doubtful assets.................                 -              -               -               -               -
Loss assets.....................                58             58              22              51              59
                                        ----------     ----------      ----------    ------------      ----------
       Total classified assets..        $    1,728     $    1,738      $    2,068      $    1,412      $    1,350
                                        ==========     ==========      ==========      ==========      ==========

         Allowance for Loan Losses. It is management's policy to provide an allowance and provision for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2005 the Company's total loan portfolio increased $19.8 million or 4.7%. During the years ended December 31, 2005, 2004 and 2003 the Company's provision for loan losses were $260,000, $240,000 and $255,000, respectively. The

Company's allowance for loan losses totaled $3.3 million, $3.2 million and $3.2 million at December 31, 2005, 2004 and 2003, respectively.

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

         Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                 For the Year Ended December 31,
                                                                 -------------------------------
                                                 2005            2004            2003           2002           2001
                                                 ----            ----            ----           ----           ----
                                                                       (Dollars in thousands)
Total loans outstanding............           $   438,650     $   418,841      $   367,396    $ 344,574     $  311,826
Average net loans outstanding......               424,633         389,190          358,260      337,693        318,197
Allowance balances (at beginning of
   period).......................                   3,235           3,165            3,118        2,883          2,843
                                              -----------     -----------      -----------  -----------     ----------
Provisions for losses..............                   260             240              255          383            210

Charge-Offs:
   First mortgage loans..........                       5              66               36           27             15
   Consumer loans................                     182             114              265          135            168

Recoveries:
   First mortgage loans..........                       3               2                -            -              -
   Consumer loans................                      15               8               93           14             13
                                              -----------     -----------      -----------    ---------     ----------
   Net charge-offs...............                     169             170              208          148            170
                                              -----------     -----------      -----------    ---------     ----------

Allowance balance (at end of
   period).......................             $     3,326     $     3,235      $     3,165    $   3,118     $    2,883
                                              ===========     ===========      ===========    =========     ==========
Allowance for loan losses as a percent of
total loans receivable at end of
    period........................                   0.76%           0.77%            0.86%        0.90%          0.92%
Net loans charged off as a percent of
    average net loans outstanding.                   0.04            0.04             0.06         0.04           0.05
Ratio of allowance for loan losses to
    total nonaccrual loans at end of
    period.........................                567.98          513.13           515.02        485.00      1,042.07
Ratio of allowance for loan losses to
    total nonaccrual loans and foreclosed
    real estate at end of period..                 192.41          188.86           153.05        220.90        213.48

Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

                                                                          At December 31,
                                            ---------------------------------------------------------------------------
                                                      2005                     2004                     2003
                                            ---------------------------------------------------------------------------
                                                        % of Loans              % of Loans              % of Loans
                                                          In Each                  In Each                  In Each
                                                        Category to              Category to              Category to
                                             Amount     Total Loans   Amount     Total Loans    Amount    Total Loans
                                             ------     -----------   ------     -----------    ------    -----------
                                                                  (Dollars in thousands)
Balance at end of period applicable to:
  One- to four-family residential
    mortgage loans....................      $   593         49.47%   $   510         45.99%   $   517         47.33%
  Multifamily residential mortgage loans        704         16.86        731         18.73        686         19.04
  Commercial mortgage loans...........        1,201         19.76      1,240         21.94        978         18.95
  Consumer loans......................          828         13.91        754         13.34        984         14.68
                                            -------    ----------    -------    ----------    -------    ----------
    Total allowance for loan losses...      $ 3,326        100.00%   $ 3,235        100.00%   $ 3,165        100.00%
                                            =======    ==========    =======    ==========    =======    ==========


                                                                At December 31,
                                            ----------------------------------------------------
                                                        2002                     2001
                                            ----------------------------------------------------

                                                          % of Loans              % of Loans
                                                            In Each                  In Each
                                                          Category to              Category to
                                               Amount     Total Loans   Amount     Total Loans
                                               ------     -----------   ------     -----------
                                                           (Dollars in thousands)
Balance at end of period applicable to:
  One- to four-family residential
    mortgage loans....................        $   395         43.17%   $   608         51.80%
  Multifamily residential mortgage loans          709         20.54      1,121         23.86
  Commercial mortgage loans...........          1,223         20.68        459          8.25
  Consumer loans......................            791         15.61        695         16.09
                                              -------    ----------    -------    ----------
    Total allowance for loan losses...        $ 3,118        100.00%   $ 2,883        100.00%
                                              =======    ==========    =======    ==========

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

                                                                 For the Year Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                               2005                               2004                              2003
                                  --------------------------------------------------------------------------------------------------
                                                         Average                           Average                           Average
                                  Average     Interest     Yield/   Average                 Yield/    Average                 Yield/
                                  Balance      Cost       Cost      Balance      Interest   Cost      Balance     Interest    Cost
                                  -------     -------    -------    -------      --------  -------    --------    ---------  -------
                                                                   (Dollars in thousands)
Assets:
Interest-earning assets:
  First mortgage loans(1)....... $ 365,647     $ 21,391    5.85%   $ 334,676     $ 20,027    5.98%   $ 304,573     $ 19,978    6.56%
  Consumer loans(1).............    58,986        3,933    6.67       54,513        3,757    6.89       53,687        4,146    7.72
  Investment securities.........    23,738(4)       948    3.99       27,232(5)       973    3.57       41,486(6)     1,288    3.11
                                 ---------     --------   -----    ---------     --------  ------    ---------     --------  ------
     Total interest-earning
     assets..................... $ 448,371     $ 26,272    5.86%   $ 416,421     $ 24,757    5.95%   $ 399,746     $ 25,412    6.35%
Noninterest-earning assets......    28,724                            28,818                            24,821
                                 ---------                         ---------                         ---------
  Total assets.................. $ 477,095                         $ 445,239                         $ 424,567
                                 =========                         =========                         =========

Liabilities and Equity:
Interest-bearing liabilities:
  NOW and money market
    savings..................... $  95,781     $  1,061    1.11%   $  78,865     $    542    0.69%   $  65,897     $    383    0.58%
  Passbook savings..............    28,710           91    0.32       29,217           91    0.31       27,619          149    0.54
  Certificates of Deposit.......   189,900        6,743    3.55      182,368        6,324    3.47      180,983        7,318    4.04
  Borrowed funds................   102,234        4,712    4.61       97,848        4,410    4.51       96,923        4,492    4.63
                                 ---------     --------   -----    ---------     --------   -----    ---------     --------  ------
  Total interest-bearing
  liabilities................... $ 416,625     $ 12,607    3.03%   $ 388,298     $ 11,367    2.93%   $ 371,422     $ 12,342    3.32%

Noninterest-bearing liabilities..   17,110                            15,322                            13,236
                                 ---------                         ---------                         ---------
  Total liabilities..............$ 433,735                         $ 403,620                         $ 384,658
Equity...........................   43,360                            41,619                            39,909
                                 ---------                         ---------                         ---------
  Total liabilities and equity...$ 477,095                         $ 445,239                         $ 424,567
                                 =========                         =========                         =========

Net interest income..............              $ 13,665                          $ 13,390                          $ 13,070
                                               ========                          ========                          ========
Net interest rate spread(2)......                          2.83%                             3.02%                             3.03%
                                                         ======                            ======                            ======
Net interest margin (3)..........                          3.05                              3.22                              3.27
                                                         ======                            ======                            ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities...                        107.62                            107.24                            107.63
                                                         ======                            ======                            ======

-------------------
(1) Balance is net of deferred loan fees, deferred loan costs, loan premiums and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $1,150,000, Federal Home Loan Bank stock of $5,212,000, and securities available-for-sale of $17,376,000.
(5) Includes interest-bearing deposits of $1,735,000, Federal Home Loan Bank stock of $4,993,000, and securities available-for-sale of $20,504,000.
(6) Includes interest-bearing deposits of $11,798,000, Federal Home Loan Bank stock of $4,931,000, and securities available-for-sale of $24,757,000.

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

                                                      Year Ended                                         Year Ended
                                                   December 31, 2005                                 December 31, 2004
                                                      Compared to                                       Compared to
                                                      Year Ended                                         Year Ended
                                                   December 31, 2004                                 December 31, 2003
                                         -------------------------------------------------------------------------------------------
                                                     Increase/(Decrease)                               Increase/(Decrease)
                                                          Due to                                            Due to
                                         -------------------------------------------------------------------------------------------
                                                                             Total                                            Total
                                                                  Rate/     Increase                             Rate/      Increase
                                         Volume      Rate        Volume     Decrease    Volume      Rate         Volume     Decrease
                                         ------      ----        ------     --------    ------      ----         ------     --------
                                                                              (In thousands)
Interest income:
  First mortgage loans................. $ 1,853     $  (447)     $  (41)    $ 1,365     $ 1,974    $ (1,753)     $ (173)     $   48
  Consumer loans.......................     308        (122)        (10)        176          64        (446)         (7)       (389)
  Investment securities................    (125)        113         (13)        (25)       (252)        (55)         (7)       (314)
                                        --------    -------      ------     -------     --------   --------      ------      ------
    Total interest-earning assets...... $ 2,036     $  (456)     $  (64)    $ 1,516     $ 1,786    $ (2,254)     $ (187)     $ (655)
                                        =======     =======      ======     =======     =======    ========      ======      ======
Interest expense:
  NOW and money market savings......... $   117     $   331      $   71     $   519     $    75    $     70      $   14      $  159
  Passbook savings.....................      (2)          2           -           -           9         (63)         (4)        (58)
  Certificate of deposits..............     261         152           6         419          56      (1,042)         (8)       (994)
  Borrowed funds.......................     199         100           4         303          43        (124)         (1)        (82)
                                        -------     -------      ------     -------     -------    --------      ------      -------
    Total interest-bearing liabilities.     575         585          81       1,241         183      (1,159)          1        (975)
                                        -------     -------      ------     -------     -------    --------      ------      ------
Net change in net interest income...... $ 1,461     $(1,041)     $ (145)    $   275     $ 1,603    $ (1,095)     $ (188)     $  320
                                        =======     ========     ======     =======     =======    =========     ======      ======

Comparison of Financial Condition as of December 31, 2005 and December 31, 2004

         Total assets increased $22.5 million, or 4.9%, to $485.2 million at December 31, 2005 from $462.7 million at December 31, 2004. The increase in assets was primarily due to increases in net loans receivable, premises and equipment, and cash and cash equivalents, offset in part by a decrease in securities available-for-sale. Asset growth was funded by increases in deposits and FHLB advances.

         Total loans receivable, net, increased by $23.0 million, or 5.6%, to $430.3 million at December 31, 2005 from $407.3 million at December 31, 2004, primarily due to the origination of $74.6 million of first mortgage loans secured by one- to four-family residences, originations of $8.5 million of first mortgage loans secured by commercial real estate, purchases of first mortgage loans primarily secured by one- to four-family residences, multifamily residences and commercial real estate of $24.0 million, and originations of $24.8 million of second mortgage loans during the year ended December 31, 2005. These originations and purchases were offset in part by payments and prepayments of $103.0 million and sales of loans of $19.5 million during the year ended December 31, 2005. The Company sells substantially all fixed-rate loans with maturities in excess of 15 years in the secondary mortgage market in order to reduce interest rate risk. Premises and equipment, net, increased by $1.1 million, or 10.8%, to $11.0 million at December 31, 2005 from $9.9 million at December 31, 2004. The increase in premises and equipment was primarily due to the initial construction costs associated with the construction of a new branch office located at the Jordan Creek Town Center in West Des Moines, Iowa and the expansion of the Crossroads branch in Fort Dodge, Iowa. Cash and cash equivalents increased $721,000, or 9.1%, to $8.6 million at December 31, 2005 from $7.9 million at December 31, 2004. Securities available-for-sale decreased $2.6 million, or 14.4%, to $15.5 million at December 31, 2005 from $18.1 million at December 31, 2004, primarily due to calls, payments and maturities of mortgage-backed and municipal securities. Proceeds of such calls, payments and maturities were used to fund loan growth.

           Deposits increased $18.0 million, or 5.7%, to $334.3 million at December 31, 2005 from $316.3 million at December 31, 2004, primarily reflecting increases in checking accounts, NOW accounts, and certificates of deposit, offset in part by decreases in savings accounts and money market accounts. The increase in deposits is due primarily to management's pricing strategies, continued marketing efforts, and the utilization of brokered certificates of deposit. In 2005, the Company began issuing brokered certificates of deposit. At December 31, 2005, the Company had $4.0 million of brokered certificates of deposit. Borrowed funds, primarily FHLB advances, increased $1.5 million, or 1.5%, to $102.4 million at December 31, 2005 from $101.0 million at December 31, 2004. The increases in the deposits and borrowed funds were used to fund loan growth.

         Total shareholders' equity increased $2.8 million, or 6.6%, to $44.3 million at December 31, 2005 from $41.5 million at December 31, 2004, primarily due to earnings, the exercise of stock options, and a decrease in unrealized loss on securities available-for-sale, offset in part by stock repurchases and declared dividends.

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

         Total loans receivable, net, increased by $44.3 million, or 12.2%, to $407.3 million at December 31, 2004 from $363.0 million at December 31, 2003, primarily due to the origination of $64.8 million of first mortgage loans secured by one- to four-family residences, originations of $8.6 million of first mortgage loans secured by multifamily residences and commercial real estate, purchases of first mortgage loans primarily secured by one- to four-family residences, multifamily residences and commercial real estate of $52.7 million, and originations of $21.7 million of second mortgage loans during the year ended December 31, 2004. These originations and purchases were offset in part by payments and prepayments of $90.6 million and sales of loans of $17.8 million during the year ended December 31, 2004. Securities available-for-sale decreased $4.1 million, or 18.6%, primarily due to calls, payments and maturities of mortgage-backed securities and municipal securities. Proceeds of such calls, payments and maturities were used to fund loan growth. Cash and cash equivalents decreased $2.1 million, or 21.0%, to $7.9 million at December 31, 2004 from $10.0 million at December 31, 2003 as the Company invested cash in loans and securities.

         Deposits increased $32.3 million, or 11.4%, to $316.3 million at December 31, 2004 from $284.0 million at December 31, 2003, primarily reflecting increases in checking accounts, money market deposit accounts, savings accounts, and retail certificate of deposit accounts, offset in part by decreases in certain public funds deposits. The increase in deposits was due primarily to the deposit activity associated with the opening of the Company's newest offices in Ankeny and Clive, Iowa and management's continued marketing efforts. Borrowings, primarily FHLB advances, increased $6.0 million, to $101.0 million at December 31, 2004 from $95.0 million at December 31, 2003 as the Company utilized borrowings to fund loans.

         Total shareholders' equity decreased $57,000 to $41.5 million at December 31, 2004 from $41.6 million at December 31, 2003, primarily due to dividends paid to shareholders, funds used for the repurchase of stock and increased unrealized losses on securities available-for-sale, offset in part by net income and stock options exercised.

Comparison of Results of Operations for the Years Ended December 31, 2005 and
2004

         Net Income. Net income decreased by $384,000, or 7.1%, to $5.0 million for the year ended December 31, 2005 compared to $5.4 million for the year ended December 31, 2004. Net income is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense. The decrease in net income was primarily due to an increase in noninterest expense, offset in part by increases in net interest income and noninterest income.

         Net Interest Income. Net interest income before provision for loan losses increased by $275,000, or 2.1%, to $13.7 million for the year ended December 31, 2005 from $13.4 million for the year ended December 31, 2004. The increase is primarily due to an increase in the average balance of interest-earning assets, offset in part by a decrease in the yield on interest-earning assets, an increase in the average balance of interest-bearing liabilities, and an increase in the average cost of funds. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 2.83% for the year ended December 31, 2005 from 3.02% for the year ended December 31, 2004. The decrease in interest rate spread reflects the general decrease in the yield on interest-earning assets and the increase in the overall cost of interest-bearing liabilities. The decrease in the yield on interest-earning assets primarily reflects loan growth at rates generally lower than portfolio rates. The increase in the cost of interest-bearing liabilities reflects repricing of interest-bearing liabilities at generally higher current market interest rates.

         Interest Income. Interest income increased by $1.5 million, or 6.1%, to $26.3 million for the year ended December 31, 2005 compared to $24.8 million for the year ended December 31, 2004. The increase in interest income was primarily due to an increase in the average balance of interest-earning assets, offset in part by a decrease in the average yield on interest-earning assets. The average balance of interest-earning assets increased $32.0 million, or 7.7%, to $448.4 million for the year ended December 31, 2005, from $416.4 million for 2004. The increase in the average balances of interest-earning assets primarily reflects increases in the average balances of first mortgage loans and consumer loans. The increases in first mortgage loans were primarily derived from originations of $74.6 million of first mortgage loans secured by one- to four-family residences, originations of $8.5 million of first mortgage loans secured by commercial real estate, purchases of first mortgage loans secured by one- to four-family residences, multifamily residences and commercial real estate of $24.0 million, and originations of $24.8 million of second mortgage loans, which originations and purchases were offset in part by payments and prepayments of $103.0 million and sales of loans of $19.5 million during the year ended December 31, 2005. This reflects the Company's continued emphasis on residential lending. See "Business Strategy." The average yield on interest-earning assets decreased to 5.86% for the year ended December 31, 2005 from 5.95% for the year ended December 31, 2004, primarily due to loan growth at rates generally lower than portfolio rates.

         Interest Expense. Interest expense increased by $1.2 million, or 10.9%, to $12.6 million for the year ended December 31, 2005, compared to $11.4 million for the year ended December 31, 2004. The increase in interest expense was primarily due to increases in the average cost of funds and in the average balance of interest-bearing liabilities. The average cost of funds increased to 3.03% for the year ended December 31, 2005 from 2.93% for the year ended December 31, 2004, primarily due to a general increase in market interest rates. The average balance of interest-bearing liabilities increased $28.3 million, or 7.3%, to $416.6 million for the year ended December 31, 2005 from $388.3 million for 2004. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the average balances of checking and money market accounts, certificates of deposit and borrowed funds, offset in part by a decrease in the average balance of savings accounts. The increase in average interest-bearing deposits was primarily due to the Company's pricing strategies and continued marketing efforts. The increase in interest-bearing liabilities was used to fund asset growth.

         Provision for Loan Losses. The Company's provision for loan losses was $260,000 and $240,000 for the years ended December 31, 2005 and December 31, 2004, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. During 2005, the Company's total loan portfolio increased $19.8 million, or 4.7%. This increase primarily consisted of increases in the one- to four-family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. The Company purchased $24.0 million of loans in 2005, compared to $52.7 million of loans in 2004. The properties securing the loans purchased are primarily out of state and constitute a higher rate of risk than originated loans due to the size, locations and type of collateral securing such loans. The Company's out of state loans decreased by $15.0 million, or 9.5% during 2005. The economic conditions in the Bank's primary market areas remain generally stable. The net charge-offs were $170,000 for both of the years ended December 31, 2005 and 2004. The charge-offs were primarily due to losses on automobile and second mortgage loans. The resulting allowance for loan loss was $3.3 million and $3.2 million at December 31, 2005 and December 31, 2004, respectively.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.76% at December 31, 2005 from 0.77% at December 31, 2004. The level of nonperforming loans was $585,000 at December 31, 2005 and $634,000 at December 31, 2004. See "Asset Quality."

         Management believes that the allowance for loan losses is adequate as of December 31, 2005. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

         Noninterest income. Total noninterest income increased by $489,000, or 8.1%, to $6.5 million for the year ended December 31, 2005 from $6.0 million for the year ended December 31, 2004. The increase is primarily due to increases in fees and service charges and mortgage banking income (gain on sale of loans), offset in part by a provision for impairment on securities available-for-sale and decreases in abstract fees and other income. Fees and service charges increased $1.36 million due primarily to an increase in loan prepayment fees of $644,000 and fees associated with checking accounts, including overdraft fees, of $328,000. Mortgage banking income increased $34,000 due in part to an increase in loan originations of loans held for sale. During 2005, the Company recognized an other-than-temporary impairment of $680,000 on three Freddie Mac adjustable rate, perpetual preferred stocks that had declined in value, reducing noninterest income for the year. The securities are investment grade securities that are held in the Company's available-for-sale portfolio. The Company recognized an other-than-temporary impairment on the securities based on the facts and circumstances surrounding each of the securities at the time, including the duration and amount of the unrealized loss, as well as the prospect for the recovery of market value within a reasonable period of time. Abstract fees decreased $171,000 due to decreased sales volume as a result of a general decrease in real estate activity, such as loan originations, in Webster, Boone and Jasper Counties. Other income, which primarily includes insurance, annuity, and mutual fund sales, rent income, and income associated with foreclosed real estate decreased $54,000 due in part to decreases in annuity sales.

         Noninterest Expense. Total noninterest expense increased by $1.1 million, or 9.9%, to $12.4 million for the year ended December 31, 2005 from $11.3 million for the year ended December 31, 2004. The increase is primarily due to an increase in salaries and employee benefits and other expenses. Salaries and employee benefits increased $467,000 primarily due to normal salary increases, additions to staff, and an increase in the Company's contribution to its defined benefit retirement plan. Other expenses increased $603,000 due primarily to the write-down of other real estate owned and an increase in professional fees. The Company's efficiency ratio for the years ended December 31, 2005 and 2004 was 61.54% and 58.18%, respectively. The Company's ratio of noninterest expense to average assets for the years ended December 31, 2005 and 2004 was 2.61% and 2.54%, respectively.

         Income Taxes. The Company's provision for income taxes was $2.5 million for both of the years ended December 31, 2005 and 2004. The provision for income taxes remained steady primarily due to the decrease in income before income taxes, offset in part by the limited deductibility of the other-than-temporary impairment of securities available-for-sale.

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

         Net Interest Income. Net interest income before provision for loan losses increased by $319,000 to $13.4 million for the year ended December 31, 2004 from $13.1 million for the year ended December 31, 2003. The increase is primarily due to an increase in the average balance of interest-earning assets and the decrease in the average cost of funds, offset in part by a decrease in the yield on interest-earning assets and an increase in the average balance of interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 3.02% for the year ended December 31, 2004 from 3.03% for the year ended December 31, 2003. The decrease in interest rate spread reflects the general decrease in the yield on interest-earning assets offset in part by the decrease in the overall cost of interest-bearing liabilities. The decrease in the yield on interest-earning assets and the cost of interest-bearing liabilities reflects repricing of interest-earning assets and interest-bearing liabilities at generally lower current market interest rates.

         Interest Income. Interest income decreased by $656,000 to $24.8 million for the year ended December 31, 2004 compared to $25.4 million for the year ended December 31, 2003. The decrease in interest income was primarily due to a decrease in the average yield on interest-earning assets, offset in part by an increase in the average balance of interest-earning assets. The average yield on interest-earning assets decreased to 5.95% for the year ended December 31, 2004 from 6.36% for the year ended December 31, 2003, primarily due to a general decrease in market interest rates compared to their original rates. The average balance of interest-earning assets increased $16.7 million to $416.4 million for the year ended December 31, 2004, from $399.7 million for 2003. The increase in the average balances of interest-earning assets primarily reflects increases in the average balances of first mortgage loans. The increases in first mortgage loans were primarily derived from originations of $64.8 million of first mortgage loans secured by one- to four-family residences, originations of $8.6 million of first mortgage loans secured by multifamily residences and commercial real estate loans, purchases of first mortgage loans secured by one- to four-family residences and multifamily residences and commercial real estate of $52.7 million, which originations and purchases were offset in part by payments and prepayments of $90.6 million and sales of loans of $17.8 million during the year ended December 31, 2004. This reflects the Company's continued emphasis on residential lending. See "Business Strategy."

         Interest Expense. Interest expense decreased by $975,000 to $11.4 million for the year ended December 31, 2004 compared to $12.3 million for the year ended December 31, 2003. The decrease in interest expense was primarily due to a decrease in the average cost of funds, offset in part by an increase in the average balance of interest-bearing liabilities. The average cost of funds decreased to 2.93% for the year ended December 31, 2004 from 3.32% for the year ended December 31, 2003, primarily due to a general decrease in market interest rates compared to their original rates. The decrease in interest expense was partially offset by a $16.9 million increase in the average balance of interest-bearing liabilities to $388.3 million for the year ended December 31, 2004, from $371.4 million for the year ended December 31, 2003. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the checking, money market, savings, retail certificates of deposit and borrowed funds, offset by a decrease in certain public funds deposits. The increase in average interest-bearing deposits was due to the Company's marketing efforts and the deposit activity associated with the Company's new branches in Ankeny and Clive, Iowa. The increase in interest-bearing liabilities was used to fund asset growth.

         Provision for Loan Losses. The Company's provision for loan losses was $240,000 and $255,000 for the years ended December 31, 2004 and December 31, 2003, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. During 2004, the Company's total loan portfolio increased $44.3 million or 12.2%. This increase primarily consisted of increases in the one- to four-family first mortgage real estate loans, which carries a lower level of risk than other loans in the portfolio. The Company purchased $52.7 million of loans in 2004, compared to $45.1 million of loans in 2003. The properties securing the loans purchased are primarily out of state and constitute a higher rate of risk than originated loans due to the size, locations and type of collateral securing such loans. The Company's out of state loans increased by $19.7 million, or

14.2%, during 2004. The net charge-offs were $170,000 for the year ended December 31, 2004, compared to $208,000 for the year ended December 31, 2003. The decrease in charge-offs were primarily due to a decrease in the charge-offs of automobile and second mortgage loans. The resulting allowance for loan loss was $3.2 million and $3.2 million at December 31, 2004 and December 31, 2003, respectively.

         The allowance for loan losses as a percentage of total loans receivable decreased to 0.77% at December 31, 2004 from 0.86% at December 31, 2003. The level of nonperforming loans was $634,000 at December 31, 2004 and $615,000 at December 31, 2003. See "Asset Quality."

         Management believes that the allowance for loan losses was adequate as of December 31, 2004.

         Noninterest income. Total noninterest income decreased by $525,000, or 8.0%, to $6.0 million for the year ended December 31, 2004 from $6.6 million for the year ended December 31, 2003. The decrease is primarily due to decreases in mortgage banking income (gain on sale of loans) and abstract fees, offset in part by increases in fees and service charges and other income. Mortgage banking income decreased $573,000 due in part to a decrease in loan originations of loans held for sale. Abstract fees decreased $350,000 due to decreased sales volume as a result of a general decrease in real estate activity, such as loan originations, in Webster, Boone and Jasper Counties. Fees and service charges increased $260,000 due primarily to an increase in fees associated with checking accounts, including overdraft fees, offset in part by a decrease in loan prepayment fees. Other income, which primarily includes annuity and mutual fund sales, rent income, insurance sales and income associated with foreclosed real estate increased $138,000 due in part to increases in insurance sales, rental income associated with the opening of a second multifamily apartment building in March, 2003 and annuity and mutual fund sales, offset by a decrease in income associated with foreclosed real estate.

         Noninterest Expense. Total noninterest expense increased by $483,000 to $11.3 million for the year ended December 31, 2004 from $10.8 million for the year ended December 31, 2003. The increase was primarily due to an increase in salaries and employee benefits, premises and equipment and other expenses. Salaries and benefits increased $243,000 due primarily to normal salary increases and an increase in the Company's contribution to its retirement plan. Premises and equipment increased $141,000 primarily due to an increase in the costs associated with the Ankeny and Clive offices. Other expenses increased $110,000 due to an increase in losses associated with checking accounts, primarily overdrafts, and an increase in professional fees. The Company's efficiency ratio for the year ended December 31, 2004 and 2003 was 58.18% and 55.11%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2004 and 2003 was 2.54% and 2.55%, respectively.

         Income Taxes. Income taxes decreased by $225,000 to $2.5 million for the year ended December 31, 2004, compared to $2.7 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in pre-tax earnings for the year ending 2004 compared to the year ending 2003, an increase in recurring low-income federal income tax credit, offset in part by a one time low-income housing Iowa income tax credit with an effect on net income of approximately $110,000 that was recorded in 2003.

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

Contractual Obligations

                                                    Payments due by period
                                                    ----------------------
                                            Less than                                More than
                                 Total        1 year      1-3 years     3-5 years     5 years
                                 -----        ------      ---------     ---------     -------

                                                       (In thousands)
Borrowings (1)..............   $ 102,444     $ 21,005     $  53,004      $ 25,000      $ 3,435
Loan commitments............   $   2,537     $  2,537             -             -            -
Construction contracts......   $   1,737     $  1,737             -             -            -
Available home equity and
unadvanced lines of credit..   $   5,518     $  5,518             -             -            -
                               ---------     ---------    ---------      --------      -------

         Total                 $ 112,236     $ 30,797     $  53,004      $ 25,000      $ 3,435
                               =========     ========     =========      ========      =======



(1)  Callable advances are included in the category in which the advances mature

                         NORTH CENTRAL BANCSHARES, INC.
                                AND SUBSIDIARIES


                     INDEX TO FINANCIAL STATEMENTS



   ---------------------------------------------------------------------------

   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................28

   ---------------------------------------------------------------------------



   FINANCIAL STATEMENTS
    Consolidated statements of financial condition..........................29
    Consolidated statements of income.......................................30
    Consolidated statements of stockholders' equity.........................31
    Consolidated statements of cash flows...................................32
    Notes to consolidated financial statements..............................34

           ------------------------------------------

McGladrey & Pullen,
Certified Public Assountants




Report of Independent Registered Public Accounting Firm


To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


                                        /s/McGladrey & Pullen, LLP
                                        --------------------------


Des Moines, Iowa
February 3, 2006




LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2005 and 2004
                                                                       2005             2004
----------------------------------------------------------------------------------------------

ASSETS
Cash and due from banks (Note 2):
  Interest-bearing                                              $     552,456    $     603,257
  Noninterest-bearing                                               8,087,216        7,314,922
                                                                -------------    -------------
       Total cash and cash equivalents                              8,639,672        7,918,179
Securities available-for-sale (Note 3)                             15,457,942       18,061,271
Federal Home Loan Bank stock, at cost (Note 8)                      5,250,100        5,045,000
Loans held for sale                                                   737,838          904,127
Loans receivable, net (Notes 4, 5, 8 and 14)                      430,278,191      407,316,318
Accrued interest receivable                                         2,146,102        1,953,605
Foreclosed real estate                                              1,142,901        1,079,257
Premises and equipment, net (Note 6)                               10,962,248        9,889,737
Rental real estate                                                  2,684,484        2,809,888
Title plant                                                           925,256          925,256
Goodwill                                                            4,970,800        4,970,800
Deferred taxes (Note 9)                                               953,676        1,102,612
Prepaid expenses and other assets                                   1,041,915          758,729
                                                                -------------    -------------

       Total assets                                             $ 485,191,125    $ 462,734,779
                                                                =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Notes 5 and 7)                                      $ 334,337,583    $ 316,333,731
  Borrowed funds (Note 8)                                         102,443,743      100,974,695
  Advances from borrowers for taxes and insurance                   1,897,511        1,856,249
  Dividends payable                                                   438,684          382,632
  Accrued expenses and other liabilities                            1,795,104        1,653,266
                                                                -------------    -------------
       Total liabilities                                          440,912,625      421,200,573
                                                                -------------    -------------

COMMITMENTS AND CONTINGENCIES (Notes 13 and 16)

STOCKHOLDERS' EQUITY (Notes 11 and 16)
  Preferred stock, $.01 par value, authorized 3,000,000 shares;
    none issued and outstanding                                             -                -
  Common stock, $.01 par value, authorized 15,500,000 shares;
    issued and outstanding 2005 1,507,703 shares;
    2004 1,530,530 shares                                              15,077           15,305
Additional paid-in capital                                         18,447,059       18,681,041
Retained earnings, substantially restricted (Note 9)               25,847,345       23,438,369
Unearned shares, employee stock ownership plan (Note 10)              (15,697)         (81,200)
Accumulated other comprehensive (loss)                                (15,284)        (519,309)
                                                                -------------    -------------
Total stockholders' equity                                         44,278,500       41,534,206
                                                                -------------    -------------

Total liabilities and stockholders' equity                      $ 485,191,125    $ 462,734,779
                                                                =============    =============

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003
                                                                        2005              2004              2003
--------------------------------------------------------------------------------------------------------------------

Interest income:
  Loans receivable:
    First mortgage loans                                           $ 21,391,426      $ 20,026,428      $ 19,977,961
    Consumer loans                                                    3,932,736         3,756,735         4,146,118
Securities and cash deposits                                            948,256           973,237         1,288,236
                                                                   -------------------------------------------------
                                                                     26,272,418        24,756,400        25,412,315
                                                                   -------------------------------------------------
Interest expense:
  Deposits (Note 7)                                                   7,894,920         6,956,669         7,849,586
  Other borrowed funds                                                4,712,535         4,410,057         4,492,129
                                                                   -------------------------------------------------
                                                                     12,607,455        11,366,726        12,341,715
                                                                   -------------------------------------------------

Net interest income                                                  13,664,963        13,389,674        13,070,600

Provision for loan losses (Note 4)                                      260,000           240,000           255,000
                                                                   -------------------------------------------------
      Net interest income after provision
           for loan losses                                           13,404,963        13,149,674        12,815,600
                                                                   -------------------------------------------------

Noninterest income:
  Fees and service charges                                            4,482,923         3,123,253         2,863,713
  Abstract fees                                                       1,289,624         1,460,952         1,810,924
  Mortgage banking income                                               289,042           254,731           828,099
  Provision for impairment of securities available-for-sale            (679,500)                -                 -
  Other income                                                        1,166,280         1,220,672         1,082,226
                                                                   -------------------------------------------------
      Total noninterest income                                        6,548,369         6,059,608         6,584,962
                                                                   -------------------------------------------------

Noninterest expense:
  Compensation and employee benefits (Note 10)                        6,659,922         6,192,515         5,949,737
  Premises and equipment                                              1,452,136         1,428,534         1,287,229
  Data processing                                                       597,127           566,932           577,836
  Other expenses (Note 12)                                            3,729,921         3,126,719         3,016,784
                                                                   -------------------------------------------------
      Total noninterest expense                                      12,439,106        11,314,700        10,831,586
                                                                   -------------------------------------------------

      Income before income taxes                                      7,514,226         7,894,582         8,568,976

Provision for income taxes (Note 9)                                   2,499,500         2,495,951         2,720,566
                                                                   -------------------------------------------------

      Net income                                                    $ 5,014,726       $ 5,398,631       $ 5,848,410
                                                                   =================================================

Basic earnings per common share (Note 17)                                $ 3.29            $ 3.47            $ 3.69

Earnings per common share - assuming dilution (Note 17)                    3.20              3.34              3.48

Dividends declared per common share                                        1.16              1.00              0.84

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2005, 2004 and 2003
                                                                                                                          Unearned
                                                                                                                           Shares,
                                                                                          Additional                  Employee Stock
                                                          Comprehensive       Common        Paid-in        Retained      Ownership
                                                              Income           Stock        Capital        Earnings         Plan
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                                                    $ 16,403    $17,011,095    $21,862,248     $ (318,097)
  Comprehensive income:
    Net income                                                $5,848,410             -              -      5,848,410              -
    Other comprehensive (loss), net of tax (Note 3)             (247,821)            -              -              -              -
                                                          ---------------
      Total comprehensive income                              $5,600,589
                                                          ===============
  Purchase of 94,700 shares of treasury stock                                        -              -              -              -
  Dividends on common stock                                                          -              -     (1,320,089)             -
  Retirement of 94,700 shares of treasury stock                                   (947)      (946,053)    (2,287,239)             -
  Effect of contribution to employee stock ownership plan                            -        398,642              -        150,304
  Issuance of 59,200 shares of common stock                                        592      1,247,638              -              -
                                                                         -----------------------------------------------------------
Balance, December 31, 2003                                                      16,048     17,711,322     24,103,330       (167,793)
  Comprehensive income:
    Net income                                                $5,398,631             -              -      5,398,631              -
    Other comprehensive (loss), net of tax (Note 3)             (448,043)            -              -              -              -
                                                          ---------------
Total comprehensive income                                    $4,950,588
                                                          ===============
  Purchase of 143,055 shares of treasury stock                                       -              -              -              -
  Dividends on common stock                                                          -              -     (1,537,685)             -
  Retirement of 143,055 shares of treasury stock                                (1,431)      (831,969)    (4,525,907)             -
  Effect of contribution to employee stock ownership plan                            -        241,466              -         86,593
  Issuance of 68,805 shares of common stock                                        688      1,560,222              -              -
                                                                       -------------------------------------------------------------
Balance, December 31, 2004                                                      15,305     18,681,041     23,438,369        (81,200)
  Comprehensive income:
  Net income                                                  $5,014,726             -              -      5,014,726              -
  Other comprehensive income, net of
    reclassification adjustment and tax (Note 3)                 504,025             -              -              -              -
                                                          ---------------
      Total comprehensive income                              $5,518,751
                                                          ===============
  Purchase of 50,932 shares of treasury stock                                        -              -              -              -
  Dividends on common stock                                                          -              -     (1,765,053)             -
  Retirement of 50,932 shares of treasury stock                                   (509)    (1,105,961)      (840,697)             -
  Effect of contribution to employee stock ownership plan                            -        189,875              -         65,503
  Issuance of 28,105 shares of common stock                                        281        682,104              -              -
                                                                         -----------------------------------------------------------
Balance, December 31, 2005                                                    $ 15,077    $18,447,059    $25,847,345      $ (15,697)
                                                                         ===========================================================

                                                              Accumulated
                                                                 Other                           Total
                                                             Comprehensive     Treasury      Stockholders'
                                                             Income (Loss)       Stock          Equity
----------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                                      $ 176,555     $         -    $ 38,748,204
  Comprehensive income:
    Net income                                                          -               -       5,848,410
    Other comprehensive (loss), net of tax (Note 3)              (247,821)              -        (247,821)

      Total comprehensive income

  Purchase of 94,700 shares of treasury stock                           -      (3,234,239)     (3,234,239)
  Dividends on common stock                                             -               -      (1,320,089)
  Retirement of 94,700 shares of treasury stock                         -       3,234,239               -
  Effect of contribution to employee stock ownership plan               -               -         548,946
  Issuance of 59,200 shares of common stock                             -               -       1,248,230
                                                          ------------------------------------------------
Balance, December 31, 2003                                        (71,266)              -      41,591,641
  Comprehensive income:
    Net income                                                          -               -       5,398,631
    Other comprehensive (loss), net of tax (Note 3)              (448,043)              -        (448,043)

Total comprehensive income

  Purchase of 143,055 shares of treasury stock                          -      (5,359,307)     (5,359,307)
  Dividends on common stock                                             -               -      (1,537,685)
  Retirement of 143,055 shares of treasury stock                        -       5,359,307               -
  Effect of contribution to employee stock ownership plan               -               -         328,059
  Issuance of 68,805 shares of common stock                             -               -       1,560,910
                                                          ----------------------------------------------
Balance, December 31, 2004                                       (519,309)              -      41,534,206
  Comprehensive income:
  Net income                                                            -               -       5,014,726
  Other comprehensive income, net of
    reclassification adjustment and tax (Note 3)                  504,025               -         504,025

      Total comprehensive income

  Purchase of 50,932 shares of treasury stock                           -      (1,947,167)     (1,947,167)
  Dividends on common stock                                             -               -      (1,765,053)
  Retirement of 50,932 shares of treasury stock                         -       1,947,167               -
  Effect of contribution to employee stock ownership plan               -               -         255,378
  Issuance of 28,105 shares of common stock                             -               -         682,385
                                                          ------------------------------------------------
Balance, December 31, 2005                                      $ (15,284)    $         -    $ 44,278,500
                                                          ================================================

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

                                                                              2005                2004                2003
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                         $ 5,014,726         $ 5,398,631         $ 5,848,410
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provision for loan losses                                            260,000             240,000             255,000
    Depreciation                                                         813,829             860,073             797,117
    Amortization and accretion                                           409,436             578,352             677,301
    Deferred taxes                                                      (151,064)            (78,659)             (1,475)
    Effect of contribution to employee stock
      ownership plan                                                     255,378             328,059             548,946
    Gain on sale of foreclosed real estate and loans, net               (336,012)           (319,650)           (873,444)
    Provision for impairment of securities available-for-sale            679,500                   -                   -
    Write-down of other real estate owned                                181,900                   -                   -
    Loss on disposal of equipment                                         26,796               4,179               4,916
    Proceeds from sales of loans held for sale                        19,776,886          18,059,841          51,061,653
    Originations of loans held for sale                              (19,321,555)        (18,382,337)        (48,188,320)
    Change in assets and liabilities:
      Accrued interest receivable                                       (192,497)            (87,084)             61,757
      Prepaid expenses and other assets                                 (283,053)            208,836           1,788,213
      Accrued expenses and other liabilities                             141,838             278,442              85,231
                                                                    -----------------------------------------------------
        Net cash provided by operating activities                      7,276,108           7,088,683          12,065,305
                                                                    -----------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net change in loans                                                   (405,303)          9,900,281          26,056,456
  Purchase of loans                                                  (24,024,223)        (55,175,363)        (49,583,830)
  Proceeds from sale of securities available-for-sale                  1,082,600           1,178,800             702,400
  Purchase of securities available-for-sale                           (1,932,700)         (1,720,600)        (11,197,958)
  Proceeds from maturities and calls of securities
    available-for-sale                                                 3,330,724           3,613,903           5,888,849
  Purchase of premises, equipment and rental real
    estate                                                            (1,796,814)           (752,992)         (3,344,928)
  Proceeds from sale of equipment                                          9,082                 510             124,846
  Other                                                                  641,641             597,996             235,978
                                                                    -----------------------------------------------------
      Net cash (used in) investing activities                        (23,094,993)        (42,357,465)        (31,118,187)
                                                                    -----------------------------------------------------

                           (Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2005, 2004 and 2003
                                                               2005                2004                2003
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                $ 18,003,852        $ 32,370,162         $ 6,963,487
  Net increase in advances from borrowers for
    taxes and insurance                                         41,262             119,494             224,641
  Net increase (decrease) in short-term borrowings          (5,000,000)          4,500,000           1,500,000
  Proceeds from other borrowed funds                        21,000,000           9,000,000          17,500,000
  Payments of other borrowed funds                         (14,530,952)         (7,529,910)         (9,021,833)
  Purchase of treasury stock                                (1,947,167)         (5,359,307)         (3,234,239)
  Proceeds from issuance of common stock                       682,385           1,560,910           1,248,230
  Dividends paid                                            (1,709,002)         (1,492,961)         (1,277,432)
                                                           ----------------------------------------------------
      Net cash provided by financing activities             16,540,378          33,168,388          13,902,854
                                                           ----------------------------------------------------

      Net change in cash and cash equivalents                  721,493          (2,100,394)         (5,150,028)

CASH AND CASH EQUIVALENTS
  Beginning                                                  7,918,179          10,018,573          15,168,601
                                                           ----------------------------------------------------
  Ending                                                   $ 8,639,672         $ 7,918,179        $ 10,018,573
                                                           ====================================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Interest paid to depositors                            $ 7,829,434         $ 6,909,056         $ 7,872,840
    Interest paid on borrowings                              4,712,564           4,410,092           4,492,129
    Income taxes                                             2,651,490           1,837,562           2,330,008

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Note 1.  Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc. (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa and nine branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings). All significant intercompany balances and transactions have been eliminated in consolidation.

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

Cash and cash equivalents and cash flows: For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks. Cash flows from loans, deposits and short-term borrowings are reported net.

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

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Loans held for sale: Residential real estate loans, which are originated and intended for resale in the secondary market in the foreseeable future, are classified as held-for-sale. These loans are carried at the lower of cost or estimated market value in the aggregate. As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans receivable: Loans that management has the intent and ability to hold for the foreseeable future, or until pay-off or maturity occurs, are classified as held for investment. These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, net unearned premiums (discounts) and any deferred fees and/or costs on originated loans. Interest is credited to earnings as earned based on the principal amount outstanding. Deferred bank loan origination fees and/or costs are amortized as an adjustment of the related loan's yield. As assets held for and used in the production of services, the origination and collection of these loans is classified as an investing activity in the statement of cash flows.

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

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral-dependent.

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Premises and equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the following estimated useful lives:

                                                                Years
                                                                -----

  Building and improvements                                     10-40
  Automobiles, furniture and equipment                           3-20

Rental real estate: Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets. Useful lives are the same as used for premises and equipment.

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Under the provisions of SFAS 142, goodwill is not amortized but is subject to an annual impairment test, or more often if conditions indicate a possible impairment. The Company has completed its annual goodwill impairment test and has determined that there has been no impairment of goodwill.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their income tax basis. Income taxes are allocated to the Company and its subsidiaries based on each entity's income tax liability as if it filed a separate return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

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

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2005, 2004 and 2003 reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

                                                             2005               2004                2003
                                                     -----------------------------------------------------
Net income, as reported                                  $ 5,014,726        $ 5,398,631         $ 5,848,410
Deduct:  Total stock-based employee
  compensation expense determined under
  fair value based method for all awards, net
  of related tax effects                                     (40,513)           (54,026)            (66,773)
                                                     --------------------------------------------------------
    Pro forma net income                                 $ 4,974,213        $ 5,344,605         $ 5,781,637
                                                     ========================================================

Earnings per common share - basic:
  As reported                                            $      3.29        $      3.47         $      3.69
  Pro forma                                                     3.26               3.44                3.65

Earnings per common share - assuming dilution:
  As reported                                            $      3.20        $      3.34         $      3.48
  Pro forma                                                     3.17               3.31                3.44

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2005, 2004 and 2003, respectively: dividend rates of 2.87%, 2.67% and 2.3%, price volatilities of 15%, 14% and 20%, risk-free interest rates of 4.08%, 3.81% and 3.70% and expected lives of eight years for all years.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Recent accounting pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123R, Share-Based Payment. This Statement revises SFAS Statement No. 123, Accounting for Stock-Based Compensation, amends SFAS Statement No. 95, Statement of Cash Flows, and supersedes APB Opinion No. 125, Accounting for Stock Issued to Employees. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights and employee stock purchase plans. It requires that all stock-based compensation now be measured at fair value and recognized as expense in the income statement. This Statement also clarifies and expands guidance on measuring fair value of stock compensation, requires estimation of forfeitures when determining expense, and requires that excess tax benefits be shown as financing cash inflows versus a reduction of taxes paid in the statement of cash flows. Various other changes are also required. This Statement is effective beginning January 1, 2006, for the Company as a result of recent SEC actions. Management believes the impact on the financial statements will be similar to the disclosures made by footnote to the financial statements, showing the pro forma effect on earnings and earnings per share of expensing the value of stock options granted.

Reclassification: Certain items on the consolidated statement of financial condition as of December 31, 2004 and the consolidated statements of income as of December 31, 2004 and 2003 were reclassified with no effect on net income or stockholders' equity, to be consistent with the classifications used in the December 31, 2005 statements.

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

   Federal Home Loan Bank stock: The fair value of this untraded stock is estimated at its carrying value because the Company is able to redeem the stock with the Federal Home Loan Bank at par value.

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

   Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2005 and 2004, the carrying amount and fair value of the commitments were not significant.

Note 2.  Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $2,220,000 and $2,610,000 at December 31, 2005 and 2004, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3.  Securities

Securities available-for-sale as of December 31, 2005 were as follows:

                                                               Gross            Gross
                                           Amortized         Unrealized       Unrealized
                                              Cost             Gains           (Losses)        Fair Value
                                        ------------------------------------------------------------------
Equity securities:
  Mutual fund                             $ 2,000,000        $       -        $ (50,300)      $ 1,949,700
  FHLMC preferred stock                     4,819,500           94,000          (33,500)        4,880,000
  FNMA preferred stock                      1,000,000                -                -         1,000,000
  Other                                         2,100            5,219                -             7,319
                                        ------------------------------------------------------------------
                                            7,821,600           99,219          (83,800)        7,837,019
                                        ------------------------------------------------------------------
Debt securities:
  State and local obligations               3,320,475           71,280          (25,826)        3,365,929
  Mortgage-backed securities                4,340,018           15,536         (100,560)        4,254,994
                                        ------------------------------------------------------------------
                                            7,660,493           86,816         (126,386)        7,620,923
                                        ------------------------------------------------------------------

                                         $ 15,482,093        $ 186,035       $ (210,186)     $ 15,457,942
                                        ==================================================================

Securities available-for-sale as of December 31, 2004 were as follows:

                                                               Gross            Gross
                                           Amortized         Unrealized       Unrealized
                                             Cost              Gains           (Losses)       Fair Value
                                       ------------------------------------------------------------------
Equity securities:
  Mutual fund                            $ 2,000,000        $       -        $ (24,144)      $ 1,975,856
  FHLMC preferred stock                    5,499,000                -         (921,500)        4,577,500
  FNMA preferred stock                     1,000,000                -          (40,000)          960,000
  Other                                        2,100            4,650                -             6,750
                                       ------------------------------------------------------------------
                                           8,501,100            4,650         (985,644)        7,520,106
                                       ------------------------------------------------------------------
Debt securities:
  State and local obligations              4,333,060          165,205           (1,765)        4,496,500
  Mortgage-backed securities               6,055,154           59,131          (69,620)        6,044,665
                                       ------------------------------------------------------------------
                                          10,388,214          224,336          (71,385)       10,541,165
                                       ------------------------------------------------------------------

                                        $ 18,889,314        $ 228,986     $ (1,057,029)     $ 18,061,271
                                       ==================================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Securities available-for-sale with a carrying amount of approximately $205,000 and $316,000 at December 31, 2005 and 2004, respectively, were pledged on deposit accounts.

Securities available-for-sale with a carrying amount of approximately $3,452,000 and $4,765,000 at December 31, 2005 and 2004, respectively, were pledged as collateral on Federal Home Loan Bank advances.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2005 and 2004, are summarized as follows:

                                                                       2005
                                  --------------------------------------------------------------------------------
                                     Less than 12 Months         12 Months or More               Total
                                  -------------------------- -------------------------- --------------------------
                                                 Unrealized                  Unrealized                 Unrealized
                                    Fair Value     Losses      Fair Value      Losses     Fair Value      Losses
                                  --------------------------------------------------------------------------------
Equity securities:
  Mutual funds                      $        -    $       -   $ 1,949,700    $ (50,300)  $ 1,949,700    $ (50,300)
  FHLMC preferred stock              1,137,000      (33,500)            -            -     1,137,000      (33,500)
                                  --------------------------------------------------------------------------------
                                     1,137,000      (33,500)    1,949,700      (50,300)    3,086,700      (83,800)
                                  --------------------------------------------------------------------------------

Debt securities:
  State and local obligations        1,186,566      (19,232)      218,406       (6,594)    1,404,972      (25,826)
  Mortgage-backed securities            25,228          (33)    3,451,534     (100,527)    3,476,762     (100,560)
                                  --------------------------------------------------------------------------------
                                     1,211,794      (19,265)    3,669,940     (107,121)    4,881,734     (126,386)
                                  --------------------------------------------------------------------------------

                                   $ 2,348,794    $ (52,765)  $ 5,619,640   $ (157,421)  $ 7,968,434   $ (210,186)
                                  ================================================================================

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
                                  ================================================================================

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and, as such, are considered to be temporary by the Company. In addition, the Company has the intent and ability to hold these investment securities for a period of time sufficient to allow for an anticipated recovery. During 2005, the Company determined that the unrealized losses related to these FHLMC preferred stock issues were other-than-temporary. Accordingly, an impairment loss of $679,500 was recorded and the cost basis of the securities was reduced by the same amount.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The amortized cost and fair value of debt securities as of December 31, 2005 by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                         Debt Securities Available-for-Sale
                                         ----------------------------------
                                               Amortized
                                                Cost            Fair Value
                                         ----------------------------------

Due in one year or less                       $ 610,028          $ 610,456
Due from one to five years                    1,702,040          1,699,060
Due from five to ten years                      554,998            572,002
Due after ten years                             453,409            484,411
Mortgage-backed securities                    4,340,018          4,254,994
                                         ----------------------------------
                                            $ 7,660,493        $ 7,620,923
                                         ==================================

There were no securities sold during 2005, 2004 or 2003 except for FHLB stock.

Included in the interest income on securities and cash deposits was dividend income of $434,251, $371,519 and $424,366 for the years ended December 31, 2005, 2004 and 2003, respectively.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                                        2005               2004               2003
                                                    -------------------------------------------------

Unrealized holding gains (losses) arising
  during the period                                  $ 124,392         $ (714,453)        $ (395,232)
Less reclassification adjustment for impairment
  of securities available-for-sale (losses)
  realized in net income                              (679,500)                 -                  -
                                                    -------------------------------------------------
    Net unrealized gains (losses)
       before tax benefit                              803,892           (714,453)          (395,232)
Tax effect                                            (299,867)           266,410            147,411
                                                    -------------------------------------------------
    Other comprehensive income
      (loss) - net unrealized gains
      (losses) on securities                         $ 504,025         $ (448,043)        $ (247,821)
                                                    =================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4.  Loans Receivable

Loans receivable at December 31, 2005 and 2004 are summarized as follows:

                                                       2005             2004
                                                 -------------------------------
First mortgage loans:
  Secured by one-to four-family residences        $201,242,429     $179,310,983
  Secured by:
    Multifamily properties                          73,945,443       78,427,518
    Commercial properties                           81,254,835       90,907,328
  Construction loans                                21,191,735       14,308,167
                                                 -------------------------------
      Total first mortgage loans                   377,634,442      362,953,996
                                                 -------------------------------

Consumer loans:
  Automobile                                         9,251,553        9,052,114
  Second mortgage                                   44,218,229       39,701,428
  Other                                              7,545,532        7,133,602
                                                 -------------------------------
      Total consumer loans                          61,015,314       55,887,144
                                                 -------------------------------

      Total loans                                  438,649,756      418,841,140

Undisbursed portion of construction loans           (5,665,533)      (9,113,451)
Unearned premiums, net                                 768,545          984,151
Net deferred loan origination (fees)                  (148,946)        (160,195)
Allowance for loan losses                           (3,325,631)      (3,235,327)
                                                 -------------------------------
                                                  $430,278,191     $407,316,318
                                                 ===============================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                    2005             2004               2003
                               -------------------------------------------------

Balance, beginning              $ 3,235,327      $ 3,164,857        $ 3,118,394
  Provision charged to income       260,000          240,000            255,000
  Loans charged off                (187,108)        (180,031)          (301,978)
  Recoveries                         17,412           10,501             93,441
                               -------------------------------------------------
Balance, ending                 $ 3,325,631      $ 3,235,327        $ 3,164,857
                               =================================================

North Central Bancshares, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                               December 31,
                                                          ----------------------
                                                            2005         2004
                                                          ----------------------

Impaired loans without a valuation allowance              $       -    $       -
Impaired loans with a valuation allowance                   585,522      630,944
                                                          ----------------------
Total impaired loans                                      $ 585,522    $ 630,944
                                                          ======================

Valuation allowance related to impaired loans             $ 136,919    $ 120,513
                                                          ======================

Average investment in impaired loans                      $ 589,756    $ 578,180
                                                          ======================

Total nonaccrual loans                                    $ 586,000    $ 634,000
                                                          ======================

Total loans past due 90 days or more and still accruing   $       -    $       -
                                                          ======================

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

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2005 and 2004:

                                                          2005          2004
                                                      --------------------------

Beginning balance                                      $ 292,514    $ 1,847,343
  New loans                                              547,313          7,064
  Change in status                                             -     (1,388,118)
  Repayments                                            (489,837)      (173,775)
                                                      --------------------------
Ending balance                                         $ 349,990      $ 292,514
                                                      ==========================
Note 5.  Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2005 and 2004 are $45,422,224 and $46,497,707, respectively. Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $373,477 and $340,094 at December 31, 2005 and 2004, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6.  Premises and Equipment

Premises and equipment consisted of the following at December 31:

                                                       2005             2004
                                                 -------------------------------

Land                                               $ 3,640,741      $ 2,686,894
Buildings and improvements                           9,004,276        8,844,543
Construction in progress                               355,319                -
Leasehold improvements                                  35,259           35,259
Furniture, fixtures and equipment                    3,665,659        3,462,330
Vehicles                                               111,202          104,129
                                                 -------------------------------
                                                    16,812,456       15,133,155
Less accumulated depreciation                        5,850,208        5,243,418
                                                 -------------------------------
                                                  $ 10,962,248      $ 9,889,737
                                                 ===============================

The Company has entered into contracts for the construction of a new banking office and the remodeling of an existing office in the approximate amount of $2,000,000. Of that amount, $272,000 has been paid and is in construction in progress at year-end.

Note 7.  Deposits

Deposits at December 31 were as follows:
                                                        2005            2004
                                                  ------------------------------
Demand and NOW accounts:
  Noninterest-bearing                              $ 12,185,910    $ 10,943,912
  Interest-bearing                                   49,241,951      47,282,051
Savings accounts                                     27,047,780      28,586,120
Money market savings                                 44,841,368      45,993,670
Certificates of deposit                             201,020,574     183,527,978
                                                  ------------------------------
                                                   $334,337,583    $316,333,731
                                                  ==============================

At December 31, 2005, scheduled maturities of certificates of deposit were as follows:

Year ending December 31:
2006                                                               $106,716,993
2007                                                                 57,729,061
2008                                                                 14,243,480
2009                                                                 12,550,220
2010                                                                  9,780,820
                                                                  --------------
                                                                   $201,020,574
                                                                  ==============

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Interest expense on deposits consisted of the following:

                                             Years Ended December 31,
                             ---------------------------------------------------
                                   2005               2004               2003
                             ---------------------------------------------------

NOW accounts                  $    88,167        $    79,732        $   125,078
Savings accounts                   90,916             90,586            148,651
Money market savings              972,667            462,738            258,090
Certificates of deposit         6,743,170          6,323,613          7,317,767
                             ---------------------------------------------------
                              $ 7,894,920        $ 6,956,669        $ 7,849,586
                             ===================================================

The aggregate amounts of certificates of deposit in excess of $100,000 were $28,247,725 and $19,468,295 as of December 31, 2005 and 2004, respectively.

Note 8.  Borrowed Funds

Borrowed funds at December 31, 2005 included miscellaneous borrowings of $8,495 and borrowings from the Federal Home Loan Bank of Des Moines (FHLB) as follows:

              Weighted-
 Stated        Average
Maturity    Interest Rate       Amount                                Features
-----------------------------------------------------------------------------------------------------

  2006           4.36             21,000,000    Includes $1.0 million variable rate, renewable daily
  2007           4.09             26,500,000
  2008           4.63             26,500,000    Includes $9.0 million callable, various dates in 2006
  2009           4.49              3,500,000
  2010           5.61             21,500,000    Includes $17.5 million callable, various dates in 2006
  2011           4.83              3,000,000    All callable, January, 2006
  2018           3.83                435,248    15-year amortizing, repayable 2008
            ---------------------------------
                 4.64           $102,435,248
            =================================

At December 31, 2005, the Company had an unsecured $3,000,000 line of credit agreement with a bank. The line of credit bears interest at LIBOR plus 1.85% (6.14% at December 31, 2005) and matures October 1, 2006. There were no borrowings outstanding at December 31, 2005.

Borrowed funds at December 31, 2004 included miscellaneous borrowings of $12,801 and borrowings from the FHLB of $100,961,894. Such borrowings carried a weighted-average interest rate of 4.42% with maturities ranging from 2005 through 2018.

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

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2005, retained earnings contains certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

                                           Years Ended December 31,
                            ---------------------------------------------------
                                 2005               2004               2003
                            ---------------------------------------------------

Current                      $ 2,650,564        $ 2,574,610        $ 2,722,041
Deferred                        (151,064)           (78,659)            (1,475)
                            ---------------------------------------------------
                             $ 2,499,500        $ 2,495,951        $ 2,720,566
                            ===================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Deferred tax assets and liabilities consisted of the following components as of December 31, 2005 and 2004:

                                                          2005           2004
                                                      --------------------------

Deferred tax assets:
 Unearned shares, employee stock ownership plan        $    2,000    $    11,000
 Allowance for loan losses                              1,240,000      1,212,000
 Unrealized losses on securities available-for-sale         9,000        309,000
 Impairment of real estate owned                           66,000              -
 Deferred directors fees and compensation                  44,000         43,000
 Deferred income                                          111,000        109,000
 Accrued expenses                                          40,000         37,000
 Dividends on employee stock ownership plan                66,000         58,000
 Other                                                     23,000         30,939
 Impairment on available-for-sale securities              253,000              -
                                                      --------------------------
     Total gross deferred tax assets                    1,854,000      1,809,939

Valuation allowance                                     (231,000)             -
                                                      --------------------------
     Net deferred tax assets                            1,623,000      1,809,939
                                                      --------------------------

Deferred tax liabilities:
 Federal Home Loan Bank stock dividend                     22,000         28,000
 Premises and equipment                                   211,000        238,000
 Title plant                                              222,000        201,000
 Loans acquired                                                 -          2,000
 Investments acquired                                       3,000          7,000
 Servicing rights                                         110,000        128,000
 Other                                                    101,324        103,327
                                                       -------------------------
     Total gross deferred tax liabilities                 669,324        707,327
                                                       -------------------------

     Net deferred tax assets                           $  953,676    $ 1,102,612
                                                      ==========================

The valuation allowance for deferred tax assets at December 31, 2005 was $231,000. The net change in the valuation allowance for the year ended December 31, 2005 was an increase of $231,000.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rates of 34% to income before income taxes as a result of the following:

                                                           Year Ended December 31,
                                 --------------------------------------------------------------------------------
                                         2005                          2004                        2003
                                 ------------------------- --------------------------- --------------------------
                                                  Percent                     Percent                    Percent
                                                 of Pretax                   of Pretax                  of Pretax
                                     Amount        Income        Amount        Income        Amount       Income
                                 -------------------------------------------------------------------------------

Income before income taxes        $ 2,554,837        34.0%   $ 2,684,158         34.0%   $ 2,913,452       34.0%
Nontaxable income                    (142,790)       (1.9)      (144,088)        (1.8)      (149,455)      (1.7)
State income tax, net of
  federal income tax benefit          146,322         2.0        189,844          2.4        217,337        2.5
State tax credit, net of
  federal income tax benefit                -           -              -            -       (109,720)      (1.3)
Low-income housing tax credit        (278,468)       (3.7)      (278,468)        (3.5)      (237,441)      (2.8)
Increase to valuation
  allowance                           231,000         3.1              -            -              -          -
Other                                 (11,401)       (0.2)        44,505          0.5         86,393        1.0
                                 -------------------------------------------------------------------------------
                                  $ 2,499,500        33.3%   $ 2,495,951         31.6%   $ 2,720,566       31.7%
                                 ===============================================================================

Note 10. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all full-time employees. This is a multiemployer plan, and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. The Bank recognized $566,000, $404,000 and $278,400 pension expense for the years ended December 31, 2005, 2004 and 2003, respectively.

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Company's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Company's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2005 and 2004.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $254,711, $328,075 and $548,947 for the years ended December 31, 2005, 2004 and 2003, respectively.

Shares of the Company's common stock held by the ESOP at December 31, 2005 and 2004 are as follows:

                                                          2005           2004
                                                       -------------------------

Allocated shares                                         166,159        159,491
Unreleased (unearned) shares                               1,570          8,118
                                                       -------------------------
                                                         167,729        167,609
                                                       =========================

Fair market value of unreleased (unearned) shares       $ 59,754      $ 336,816
                                                       =========================

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options. The Plan was modified in 2001 when the Company authorized the granting of 40,000 additional shares of common stock. The Plan is scheduled to expire in 2006.

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

The table below reflects option activity for the period indicated:

                                                                   Weighted-
                                                                    Average
                                                                   Exercise
                                                 Number            Price per
                                                of Shares           Share
                                               ----------------------------

Outstanding, December 31, 2002                   221,810           $ 15.67
  Granted                                          6,000             31.00
  Forfeited                                       (1,000)            19.51
  Exercised                                      (59,200)            13.34
                                               ----------------------------
Outstanding, December 31, 2003                   167,610             17.02
  Granted                                         11,000             36.94
  Forfeited                                       (1,400)            20.18
  Exercised                                      (68,805)            14.63
                                               ----------------------------
Outstanding, December 31, 2004                   108,405             20.51
  Granted                                         22,500             39.01
  Forfeited                                         (200)            22.52
  Exercised                                      (28,105)            15.63
                                               ----------------------------
Outstanding, December 31, 2005                   102,600           $ 25.90
                                               ============================

Options exercisable                               76,100           $ 23.15
                                               ============================

Remaining shares available for grant              35,105
                                               ==========
As of December 31, 2005, the 102,600 options outstanding under the Plan have exercise prices between $12.38 and $41.49. The weighted average fair value per option of options granted during the years ended December 31, 2005, 2004 and 2003 were $6.55, $7.63 and $6.90, respectively.

Employment agreements: The Company and the Bank have entered into employment agreements with key officers. Under the terms of the agreements, the officers are entitled to additional compensation in the event of certain conditions of involuntary termination. The agreements extend for up to 36 months.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2005, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the federal regulatory agency categorizes the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since those notifications that management believes have changed the category.

The Bank's actual capital amounts and ratios are also presented in the following table:

                                                                                        To Be Well-Capitalized
                                                                For Capital            Under Prompt Corrective
                                     Actual                  Adequacy Purposes            Action Provisions
                             ------------------------ ---------------------------- ----------------------------
                               Amount         Ratio         Amount         Ratio         Amount        Ratio
                             ----------------------------------------------------------------------------------
                               (000's)                      (000's)                       (000's)
As of December 31, 2005:
  Total Capital (to risk-
    weighted assets)          $ 38,361        11.9%        $ 25,882         8.0%        $ 32,353        10.0%
  Tier I Capital (to risk-
    weighted assets)            35,084        10.8           12,942         4.0           19,412         6.0
  Tier I (Core) Capital
    (to adjusted assets)        35,084         7.3           14,419         3.0           24,031         5.0
  Tangible Capital (to
    adjusted assets)            35,084         7.3            7,210         1.5                -           -
As of December 31, 2004:
  Total Capital (to risk-
    weighted assets)          $ 36,464        11.7%        $ 24,847         8.0%        $ 31,059        10.0%
  Tier I Capital (to risk-
    weighted assets)            33,324        10.7           12,424         4.0           18,636         6.0
  Tier I (Core) Capital
  (to adjusted assets)          33,324         7.3           13,735         3.0           22,568         5.0
  Tangible Capital (to
    adjusted assets)            33,324         7.3            6,868         1.5                -           -

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

Note 12. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

                                                    2005            2004             2003
                                              ----------------------------------------------

Advertising and promotion                      $   433,631     $   449,928      $   467,759
Professional fees                                  424,418         230,300          188,093
Printing, postage, stationery and supplies         411,657         417,760          445,609
Checking account charges                           275,001         296,636          303,139
Insurance                                          172,987         153,712          129,875
OTS general assessment                             106,105          98,756           93,455
Telephone                                          132,932         132,844          133,744
Apartment operating costs                          325,913         336,910          335,098
Employee costs                                     113,897         123,440          132,632
ATM expense                                        396,755         388,872          301,205
Other                                              936,625         497,561          486,175
                                              ----------------------------------------------
                                               $ 3,729,921     $ 3,126,719      $ 3,016,784
                                              ==============================================

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

                                                                    Contract or Notional Amount
                                                                  --------------------------------
                                                                          December 31,
                                                                  --------------------------------
                                                                       2005               2004
                                                                  --------------------------------

Mortgage loans (including one- to four-family, multifamily
  and commercial loans)                                            $ 2,537,014        $ 3,994,667
Undisbursed overdraft loan privileges and undisbursed home
  equity lines of credit                                             5,518,248          3,878,024

At December 31, 2005, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 6.38% and fixed-rate commitments carrying a weighted-average interest rate of 6.19%.

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

Note 14. Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa. The Bank's underwriting policies require such loans to be 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained. Approximately $143,101,000 of the Bank's first mortgage loan portfolio at December 31, 2005 consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $23,960,000, Washington with $22,107,000 and Wisconsin with $15,272,000. These are generally one- to four-family, multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2005 and 2004 were as follows:

                                             2005                                 2004
                               ---------------------------------------------------------------------
                                   Carrying            Fair             Carrying           Fair
                                    Amount            Value              Amount           Value
                               ---------------------------------------------------------------------
                                                   (nearest 000)                       (nearest 000)
Financial assets:
  Cash                         $   8,639,672     $   8,640,000      $   7,918,179    $   7,918,000
  Securities                      15,457,942        15,458,000         18,061,721       18,062,000
  FHLB stock                       5,250,100         5,250,100          5,045,000        5,045,000
  Loans, net                     430,278,191       427,343,000        407,316,318      409,789,000
  Loans held for sale                737,838           738,000            904,127          924,000
  Accrued interest receivable      2,146,102         2,146,000          1,953,602        1,954,000
Financial liabilities:
  Deposits                       334,337,583       335,902,000        316,333,731      320,991,000
  Borrowed funds                 102,443,743       102,762,000        100,974,695      103,735,000
  Accrued interest payable           219,637           220,000            154,151          154,000

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

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

                                                         2005               2004               2003
                                                    --------------------------------------------------
Numerator, income available to common
 stockholders                                        $ 5,014,726        $ 5,398,631        $ 5,848,410
                                                    ==================================================

Denominator:
  Weighted-average shares outstanding                  1,529,683          1,567,232          1,610,209
  Less unallocated ESOP shares                             5,627             12,903             26,641
                                                    -------------------------------------------------
  Weighted-average shares outstanding - basic          1,524,056          1,554,329          1,583,568
  Dilutive effect of stock options                        42,792             62,360             95,478
                                                    -------------------------------------------------
  Weighted-average shares outstanding -
    assuming dilution                                  1,566,848          1,616,689          1,679,046
                                                    ==================================================

Basic earnings per common share                      $     3.29          $    3.47          $    3.69
Earnings per common share-assuming dilution                3.20               3.34               3.48

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18. North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

                     Statements of Financial Condition
                         December 31, 2005 and 2004

                                                        2005            2004
                                                   ----------------------------

ASSETS

Cash                                               $    272,291    $    284,702
Securities available-for-sale                             7,319           6,750
Loans receivable, net                                 3,476,513       2,305,000
Investment in First Federal Savings Bank of Iowa     40,961,967      39,300,688
Deferred taxes                                            1,311           1,996
Prepaid and other assets                                   --            17,702
                                                   ------------    ------------

Total assets                                       $ 44,719,401    $ 41,916,838
                                                   ============    ============

LIABILITIES AND EQUITY

LIABILITIES
  Dividend payable                                 $    438,684    $    382,632
  Accrued expenses and other liabilities                  2,217            --
                                                   ------------    ------------

Total liabilities                                       440,901         382,632
                                                   ------------    ------------

EQUITY
  Common stock                                           15,077          15,305
  Additional paid-in capital                         18,447,059      18,681,041
  Retained earnings                                  25,847,345      23,438,369
  Unearned shares, employee stock ownership plan        (15,697)        (81,200)
  Accumulated other comprehensive (loss)                (15,284)       (519,309)
                                                   ------------    ------------

Total equity                                         44,278,500      41,534,206
                                                   ------------    ------------

Total liabilities and equity                       $ 44,719,401    $ 41,916,838
                                                   ============    ============

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                              Statements of Income
                  Years Ended December 31, 2005, 2004 and 2003

                                              2005               2004               2003
                                         ---------------------------------------------------
Operating income:
  Equity in net income of subsidiary      $ 5,033,977        $ 5,431,875        $ 5,897,750
  Interest income                             197,934            113,677             63,516
                                         ---------------------------------------------------
                                            5,231,911          5,545,552          5,961,266
                                         ---------------------------------------------------

Operating expenses:
  Salaries and employee benefits               17,100             17,750             19,800
  Other                                       218,085            129,459            122,077
                                         ---------------------------------------------------
                                              235,185            147,209            141,877
                                         ---------------------------------------------------

    Income before income tax (benefit)      4,996,726          5,398,343          5,819,389

Income tax (benefit)                          (18,000)              (288)           (29,021)
                                         ---------------------------------------------------

    Net income                            $ 5,014,726        $ 5,398,631        $ 5,848,410
                                         ===================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                   Statements of Cash Flows
         Years Ended December 31, 2005, 2004 and 2003

                                                                   2005              2004              2003
                                                               ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                   $ 5,014,726       $ 5,398,631       $ 5,848,410
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Equity in net income of First Federal Savings
      Bank of Iowa                                              (5,033,977)       (5,431,875)       (5,897,750)
    Dividends received from First Federal Savings
      Bank of Iowa                                               4,375,000         4,500,000         5,750,000
    Change in deferred income taxes                               (242,782)         (553,357)         (458,243)
    Change in assets and liabilities:
      Prepaid expenses and other assets                             17,702           (17,702)          108,269
      Accrued expenses and other liabilities                         2,217           (35,872)           32,370
                                                               ------------------------------------------------
        Net cash provided by operating activities                4,132,886         3,859,825         5,383,056
                                                               ------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES, net
  (increase) decrease in loans receivable                       (1,171,513)        1,531,000        (2,345,000)
                                                               ------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Purchase of treasury stock                                    (1,947,168)       (5,359,307)       (3,234,239)
  Proceeds from issuance of common stock                           682,385         1,560,910         1,248,230
  Dividends paid                                                (1,709,001)       (1,492,961)       (1,277,432)
                                                               ------------------------------------------------
        Net cash (used in) financing activities                 (2,973,784)       (5,291,358)       (3,263,441)
                                                               ------------------------------------------------

        Net increase (decrease) in cash                            (12,411)           99,467          (225,385)

CASH
  Beginning                                                        284,702           185,235           410,620
                                                               ------------------------------------------------
  Ending                                                        $  272,291       $   284,702       $   185,235
                                                               ================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19. Quarterly Results of Operations (Unaudited)

                                                                 Year Ended December 31, 2005
                                            -----------------------------------------------------------
                                               First           Second           Third           Fourth
                                              Quarter          Quarter         Quarter         Quarter
                                            -----------------------------------------------------------
                                                    (In thousands, except per share amounts)

Interest income                              $ 6,308          $ 6,588         $ 6,624          $ 6,752
Interest expense                               2,896            3,082           3,261            3,368
                                            -----------------------------------------------------------
     Net interest income                       3,412            3,506           3,363            3,384
Provision for loan losses                         50               70              60               80
                                            -----------------------------------------------------------
     Net interest income after
       provision for loan losses               3,362            3,436           3,303            3,304
                                            -----------------------------------------------------------

Noninterest income:
  Fees and service charges                       831              990           1,629            1,033
  Abstract fees                                  276              341             375              298
  Provision for impairment of securities
   available-for-sale                           (255)            (425)              -                -
  Mortgage banking income                         41               76              94               78
  Other income                                   296              312             320              238
                                            -----------------------------------------------------------
     Total noninterest income                  1,189            1,294           2,418            1,647
                                            -----------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits           1,579            1,607           1,711            1,763
  Premises and equipment                         350              354             366              382
  Data processing                                142              146             163              146
  Other                                          851              920             895            1,064
                                            -----------------------------------------------------------
     Total noninterest expense                 2,922            3,027           3,135            3,355
                                            -----------------------------------------------------------

Income before income taxes                     1,629            1,703           2,586            1,596

Provision for income taxes                       553              671             839              436
                                            -----------------------------------------------------------
     Net income                              $ 1,076          $ 1,032         $ 1,747          $ 1,160
                                            ===========================================================

Basic earnings per common share              $  0.70          $  0.67         $  1.14          $  0.77
                                            ===========================================================

Diluted earnings per common share            $  0.68          $  0.65         $  1.11          $  0.75
                                            ===========================================================

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                      Year Ended December 31, 2004
                                         -----------------------------------------------------------
                                           First           Second           Third           Fourth
                                          Quarter          Quarter         Quarter          Quarter
                                         -----------------------------------------------------------
                                                (In thousands, except per share amounts)

Interest income                           $ 6,080          $ 6,145         $ 6,234          $ 6,298
Interest expense                            2,817            2,803           2,859            2,888
                                         -----------------------------------------------------------
    Net interest income                     3,263            3,342           3,375            3,410
Provision for loan losses                      60               50              75               55
                                         -----------------------------------------------------------
    Net interest income after
     provision for loan losses              3,203            3,292           3,300            3,355
                                         -----------------------------------------------------------

Noninterest income:
  Fees and service charges                    704              826             798              795
  Abstract fees                               354              411             365              331
  Mortgage banking income                      54               74              68               59
  Other income                                325              326             281              288
                                         -----------------------------------------------------------
     Total noninterest income               1,437            1,637           1,512            1,473
                                         -----------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits        1,582            1,492           1,521            1,598
  Premises and equipment                      359              351             348              370
  Data processing                             140              140             137              150
  Other                                       767              757             775              828
                                         -----------------------------------------------------------
     Total noninterest expense              2,848            2,740           2,781            2,946
                                         -----------------------------------------------------------

Income before income taxes                  1,792            2,189           2,031            1,882

Provision for income taxes                    576              708             640              572
                                         -----------------------------------------------------------
     Net income                           $ 1,216          $ 1,481         $ 1,391          $ 1,310
                                         ===========================================================

Basic earnings per common share           $  0.77          $  0.95         $  0.90          $  0.85
                                         ===========================================================

Diluted earnings per common share         $  0.73          $  0.91         $  0.87          $  0.83
                                         ===========================================================

                 MANAGEMENT OF THE HOLDING COMPANY AND THE BANK


         The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The Bylaws of the Company currently authorize seven directors. Currently, all directors of the Company are also directors of the Bank.

Continuing Directors

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

         Paul F. Bognanno is a self-employed consultant in Des Moines, Iowa. From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, Inc., a wholly-owned subsidiary of The Principal Financial Group.


Nominees for Election as Directors

         David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

         Robert H. Singer, Jr. is Executive Director of the Fort Dodge Area Chamber of Commerce. Mr. Singer was formerly the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

Executive Officers Who are Not Directors or Nominees

         Jean L. Lake is Secretary of the Company and the Bank.

         David W. Edge, CPA is Chief Financial Officer and Treasurer of the Company and the Bank.

         Kirk A. Yung is Senior Vice President of the Company and the Bank.

                             SHAREHOLDER INFORMATION

Price Range of the Company's Common Stock

         The Company's common stock trades on The NASDAQ National Market under the symbol "FFFD." The following table shows the high and low per share sales prices of the Company's common stock as reported by NASDAQ, and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                 Price Range ($)
                                 ---------------
                                                               Dividends
                                                                Declared
Quarter Ended                 High            Low              Per Share
-------------                 ----            ---              ---------
2005
----
    First Quarter........     41.98           38.93               0.29
    Second Quarter.......     40.95           37.30               0.29
    Third Quarter........     39.50           37.60               0.29
    Fourth Quarter.......     39.12           37.70               0.29
2004
----
    First Quarter........     38.80           34.90               0.25
    Second Quarter.......     38.80           36.66               0.25
    Third Quarter........     38.60           36.33               0.25
    Fourth Quarter ......     41.49           37.00               0.25


The Company's Common Stock was traded at $38.90 as of March 6, 2006.

Information Relating to the Company's Common Stock

         As of March 6, 2006, the Company had 1,236 shareholders of record, which includes the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,445,053 shares of the Common Stock were outstanding.

         The Company's current quarterly dividend is $0.33 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

         The Bank will not be permitted to pay dividends to the Company on its capital stock if its shareholders' equity would be reduced below the amount required for the liquidation account. For information concerning federal regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see Note 11 to the Consolidated Financial Statements.

         Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be dependent primarily upon the dividends from the Bank. The Company is subject to the requirements of Iowa law, which prohibit the Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Annual Meeting

         The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 28, 2006 at the Boston Centre, Suite 100, located at 809 Central Avenue, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries              Stock Exchange

David M. Bradley                               The Company's Common Shares are
North Central Bancshares, Inc.                 listed under the
c/o First Federal Savings Bank of Iowa         symbol "FFFD" on The NASDAQ
825 Central Avenue                             National Market
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

General Counsel                                Independent Auditor
Johnson, Erb, Bice, Kramer, Good &             McGladrey & Pullen, LLP
Mulholland, P.C.                               400 Locust Street, Suite 640
809 Central Avenue                             Des Moines, Iowa 50309
Fort Dodge, Iowa 50501

Special Counsel                                Transfer Agent
Thacher Proffitt & Wood LLP                    Computershare Investor Services
1700 Pennsylvania Avenue, N.W., Suite 800      350 Indiana Street, Suite 800
Washington, D.C.  20006                        Golden, Colorado  80401
www.tpw.com                                    (303) 262-0600 or 800-962-4284
                                               e-mail: inquire@computershare.com
                                               www.computershare.com

Publications - Annual Report on Form 10-K

         A copy of the Company's Annual Report Form 10-K (without exhibits) for the fiscal year ended December 31, 2005 will be furnished without charge to shareholders of record as of March 6, 2006 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Annual Report Form 10-K report is available online at www.sec.gov or via the Bank's website at www.firstfederaliowa.com.


Dividend Reinvestment and Stock Purchase Plan

         This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

         For more information, contact Computershare Investor Services (see address above) or visit Computershare's website at www.computershare.com.