Form 10-K, Exhibit 13
period 2011-12-31
NORTH CENTRAL BANCSHARES INC
filed 2012-03-09
CIK 1005188

NORTH CENTRAL
BANCSHARES, INC.

Holding Company for

First Federal Savings Bank
OF IOWA

2011 ANNUAL REPORT

TABLE OF CONTENTS

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	7

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	27

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK	30

SHAREHOLDER INFORMATION	32

INDEX TO FINANCIAL STATEMENTS	35

This Annual Report to Shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and the business of North Central Bancshares, Inc. (the “Company”) that are subject to various factors which could cause actual results to differ materially from these estimates.  These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments, changes in depositor preferences for financial products, competition, interest rate sensitivity and exposure to regulatory and legislative changes, and other risks and uncertainties that are identified and more fully described in the Risk Factors section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  Forward-looking statements also include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to the significant risks and uncertainties described above and in the Risk Factors section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

North Central Bancshares, Inc.
Holding Company for
First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
515-576-7531
www.firstfederaliowa.com

Branch Locations

Fort Dodge, Iowa	Fort Dodge, Iowa	Ames, Iowa	Nevada, Iowa
825 Central Avenue	201 South 25th Street	316 South Duff	404 Lincoln Highway
Fort Dodge, Iowa 50501	Fort Dodge, Iowa 50501	Ames, Iowa 50010	Nevada, Iowa 50201
515-576-7531	515-576-3177	515-232-4304	515-382-5408

Perry, Iowa	Ankeny, Iowa	Clive, Iowa	West Des Moines, Iowa
1111 – 141st Street	2110 SE Delaware Street	13150 Hickman Road	120 South 68th Street
Perry, Iowa 50220	Ankeny, Iowa 50021	Clive, Iowa 50325	West Des Moines, Iowa 50266
515-465-3187	515-963-4488	515-440-6300	515-226-0800

Burlington, Iowa	Burlington, Iowa	Mt. Pleasant, Iowa
1010 N. Roosevelt	321 North 3rd Street	102 South Main
Burlington, Iowa 52601	Burlington, Iowa 52601	Mt. Pleasant, Iowa 52641
319-754-6521	319-754-7517	319-385-8000

INDEX
MESSAGE OF THE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders:

We are pleased to report to you the operating results of North Central Bancshares, Inc. (“North Central Bancshares” or the “Company”) for the year ended December 31, 2011.  North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the “Bank”).

For the year ended December 31, 2011, North Central Bancshares reported net income of $2.6 million or $1.53 diluted earnings per common share.  While the Company continued to experience higher than historical levels of provisions for loan losses, foreclosed real estate impairments and real estate owned expenses that impacted earnings, the Company’s credit quality metrics showed marked improvement as of December 31, 2011.  While blessed with moderate unemployment rates as compared to the rest of the United States, many families and businesses in the Company’s market areas continued to struggle financially in 2011.

We are very pleased to report several actions completed during 2011.  On December 14, 2011 the Company announced that it had redeemed all $10.2 million of its Series A preferred stock issued to the U.S. Department of the Treasury (“Treasury”).  In addition, on January 11, 2012 the Company announced that it had completed the repurchase of the warrant to purchase the Company’s common stock held by the Treasury, thus ending the Company’s participation in the Treasury’s Troubled Asset Relief Program Capital Purchase Program (“TARP CPP”).  The Company was able to accomplish these actions without raising additional capital or incurring holding company debt.

Additional positive actions taken during 2011 included the Bank’s conversion to a state-chartered commercial bank regulated by the Iowa Division of Banking from a federally-chartered stock savings bank.  In connection with this conversion, the Bank was approved as a Federal Reserve member bank and the Company was granted approval by the Board of Governors of the Federal Reserve System to reorganize as a bank holding company from a savings and loan holding company.  We are very excited about these changes as they are closely aligned to the Company’s strategic focus on serving the financial needs of businesses and families within each of our markets.

We remain hopeful regarding the future but remain deeply concerned regarding the increased regulatory costs and restrictive burdens imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act on the banking industry.

With the support of our team members, directors, and the continuing confidence of our shareholders, we look forward to meeting the challenges of 2012.  As always, we remain committed to increasing shareholder value.

Sincerely,

/s/ David M. Bradley

David M. Bradley

Chairman, President and Chief Executive Officer

INDEX

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

	At December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Selected Consolidated Financial
Condition Data:
Total assets	$433,022	$452,264	$455,011	$473,298	$510,193
Cash (noninterest bearing)	8,238	7,041	8,961	9,718	9,394
Loans receivable (1)	317,224	340,607	382,026	406,166	450,344
Allowance for loan losses	(5,846)	(6,147)	(7,171)	(5,379)	(3,487)
Investment securities (2)	83,888	77,705	39,904	34,094	19,731
Deposits (3)	360,851	349,833	334,813	350,170	365,948
Borrowed funds	25,750	49,250	66,500	82,349	97,379
Total stockholders' equity	42,097	49,175	48,279	35,212	40,977

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Selected Operating Data:
Interest income	$20,215	$22,209	$24,899	$28,357	$31,119
Interest expense	5,689	7,746	10,338	15,317	18,153
Net interest income	14,526	14,463	14,561	13,040	12,966
Provision for loan losses	2,135	4,091	2,450	2,240	655
Net interest income after
provision for loan losses	12,391	10,372	12,111	10,800	12,311
Noninterest income:
Fees and service charges	4,760	4,808	4,959	4,992	4,668
Abstract fees	561	637	929	1,006	991
Other income	2,255	2,493	2,490	1,830	1,821
Total noninterest income	7,576	7,938	8,378	7,828	7,480
Investment securities gains (losses):
Other-than-temporary-impairment losses	-	-	(23)	(6,049)	-
Realized securities gains (losses), net	136	8	363	(171)	-
Total securities gains (losses), net	136	8	340	(6,220)	-
Noninterest expense:
Compensation and employee benefits	7,810	7,615	7,364	7,365	7,699
Premises and equipment	1,841	1,895	1,879	1,776	1,573
Data processing	869	872	809	952	805
FDIC insurance expense	431	562	760	172	43
Foreclosed real estate impairment	556	479	518	432	-
Goodwill impairment	-	-	-	4,947	-
Other expenses	5,172	4,712	4,785	4,400	4,012
Total noninterest expense	16,679	16,135	16,115	20,044	14,132
Income (loss) before income taxes	3,424	2,183	4,714	(7,636)	5,659
Provision (benefit) from income taxes	786	478	1,525	(1,360)	1,658
Net income (loss)	$2,638	$1,705	$3,189	$(6,276)	$4,001
Less: preferred stock dividend and discount	550	529	515	-	-
Net income (loss) available to common stockholders	$2,088	$1,176	$2,674	$(6,276)	$4,001

INDEX

	At or For the Year Ended December 31,
	2011	2010	2009	2008	2007
Key Financial Ratios and Other Data:

Performance Ratios: (%)
Net interest rate spread (difference between
average yield on interest-earning assets
and average cost of interest-bearing liabilities)	3.33%	3.19%	3.13%	2.63%	2.40%
Net interest margin (net interest income as a
percentage of average interest-earnings assets)	3.49	3.38	3.36	2.84	2.65
Return on average assets (net income divided
by average total assets)	0.59	0.37	0.69	(1.27)	0.77
Return on average equity (net income divided
by average equity)	5.22	3.47	6.79	(15.33)	9.53
Noninterest income to average assets	1.69	1.74	1.81	1.54	1.44
Efficiency ratio (4)	74.58	72.03	70.25	72.35	69.12
Noninterest expense to average assets	3.73	3.53	3.49	4.05	2.72

Financial Condition Ratios: (%) (5)
Equity to assets at period end	9.72	10.87	10.61	7.44	8.03
Tangible equity to tangible assets at
period end (6) (7)	9.62	10.74	10.48	7.31	7.01
Average shareholders' equity divided by
average total assets	11.29	10.76	10.16	8.28	8.09
Average tangible shareholders' equity divided
by average tangible total assets (6) (7)	11.20	10.62	10.04	7.23	7.09
Average interest-earning assets to average
interest-bearing liabilities	111.71	110.89	109.91	106.15	106.88

Asset Quality Ratios: (%) (5)
Nonaccrual loans to total net loans	1.51	3.46	3.83	1.00	0.53
Nonperforming assets to total assets (8)	1.50	3.57	3.54	1.95	0.97
Allowance for loan losses as a percent of total
loans receivable at end of period	1.84	1.80	1.87	1.32	0.77
Allowance for loan losses to nonaccrual loans	124.59	53.13	49.97	134.34	146.36

Per Share Data:
Book value per common share	$31.02	$28.84	$28.24	$26.21	$30.56
Tangible book value per common share (6)	30.67	28.34	27.74	25.71	26.37
Basic earnings (loss) per common share (9)	1.55	0.87	1.99	(4.69)	2.96
Diluted earnings (loss) per common share (10)	1.53	0.87	1.99	(4.69)	2.93
Dividends declared per common share	0.04	0.04	0.04	0.72	1.40
Dividend payout ratio	0.03	0.05	0.02	(0.15)	0.47

_______________________

(1)	Loans receivable represents total loans less discounts, loans in process, net deferred loan fees plus premiums.

(2)	Includes securities available-for-sale, restricted equity securities, investments in certificates of deposit and interest-bearing cash.

(3)	Includes brokered certificates of deposits of $567,000, $558,000, $601,000, $15.6 million, and $23.6 million for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(4)
Efficiency ratio represents noninterest expense, excluding goodwill and title plant impairment, divided by the sum of net interest income before provision for loan losses plus noninterest income, excluding provision for impairment of securities and gain/(loss) on sale of investments.

(5)
Financial Condition and Asset Quality Ratios are end of period ratios.  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

INDEX
(6)
Tangible equity consists of stockholders’ equity less goodwill and title plant.  Title plant was $476,000 for year ended December 31, 2011 and $672,000 for the years ended December 31, 2010, 2009, 2008 and 2007.  Goodwill was $4.9 million for the year ended December 31, 2007.

(7)
Tangible assets consist of total assets less goodwill and title plant.  Title plant was $476,000 for year ended December 31, 2011 and $672,000 for the years ended December 31, 2010, 2009, 2008 and 2007.  Goodwill was $4.9 million for the year ended December 31, 2007.

(8)           Nonperforming assets consists of nonaccrual loans, loans 90 days past due and still accruing interest, foreclosed real estate and other nonperforming assets.

(9)
Basic earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding.  The weighted average number of common shares outstanding for basic earnings per common share computation for 2011, 2010, 2009, 2008, and 2007 were 1,350,077, 1,346,949, 1,342,320, 1,339,388, and 1,353,399, respectively.

(10)
Diluted earnings per common share information is calculated by dividing net income by the weighted average number of common shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted, common stock warrants  and unvested restricted stock.  The weighted average number of common shares outstanding for diluted earnings per common share computation for 2011, 2010, 2009, 2008, and 2007 were 1,361,436, 1,352,642, 1,346,453, 1,339,388, and 1,367,295, and respectively.

INDEX
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

North Central Bancshares, Inc. (the “Company”), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the “Bank”), a state-chartered commercial bank.  References to “Company,” “we,” “our, and “us” are used throughout this report to refer to North Central Bancshares, Inc. individually, and/or collectively, with its subsidiaries, as context may require.  The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company’s interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and borrowed funds in the form of advances from the Federal Home Loan Bank of Des Moines (the “FHLB”). Net interest income is a function of the Company’s interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company’s net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, gain on sale of loans and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, insurance assessments paid to the Federal Deposit Insurance Corporation (“FDIC”), data processing and other expenses.  Net income also is affected significantly by general, economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which are events beyond the control of the Company.

Executive Overview

The purpose of this overview is to provide a summary of the items management focuses on when evaluating the condition of the Company and our success in implementing our business and shareholder value strategies. The Company’s business strategy is to operate the Bank as a well-capitalized, profitable and community-oriented commercial bank.  Our shareholder value strategy has three major themes: (1) enhancing our shareholders’ value; (2) making our banking franchise more valuable; and (3) efficiently utilizing our capital.

Management believes the following factors had the most significant impact on our ability to achieve these goals in 2011:

•
On December 14, 2011, the Company redeemed all $10,200,000 of its Series A preferred stock issued to the United States Department of the Treasury (“Treasury”) under the Treasury’s Troubled Asset Relief Program’s Capital Purchase Program (“TARP CPP”).  On January 11, 2012, the Company completed the repurchase of the warrant to purchase the Company’s common stock (“Warrant”) held by the Treasury.  The Company paid $600,000 to the Treasury to repurchase the Warrant.  With these transactions, the Treasury no longer holds any investment in the Company.  The Bank continues to meet the requirements to be considered well-capitalized under regulatory requirements with a total risk based capital ratio of 14.7% and Tier 1 Capital ratio of 8.7% at December 31, 2011.

•
Effective June 29, 2011, the Bank completed its conversion to a state-chartered commercial bank regulated by the Iowa Division of Banking from a federally-chartered stock savings bank and the Company completed a reorganization to a bank holding company regulated by the Federal Reserve Bank of Chicago from a savings and loan holding company.  The Bank is a state member bank of the Federal Reserve Bank of Chicago.

•
Gross loans amounted to $318.1 million and $341.2 million as of December 31, 2011 and 2010, representing a decrease of 6.8%.  The decline in the loan portfolio is primarily the result of a decrease in loan volume due to low demand for new loans as payments and prepayments exceed originations in most loan categories.  As the Bank has significantly restricted new out-of-state lending, payments and repayments from out-of-state loans exceeded the Bank’s ability to reinvest those funds through local lending for most of 2011.

•
Nonperforming assets decreased $9.7 million from $16.2 million at December 31, 2010 to $6.5 million at December 31, 2011. The Bank recorded a provision for loan losses of $2.1 million during the year ended December 31, 2011 compared to $4.1 million for the year ended December 31, 2010.  The Company continues to monitor its loan portfolio with the objective of minimizing defaults or write-downs. Despite these actions, the possibility of additional losses in loans and losses in the value of real estate owned can not be eliminated.

•	The Company has increased liquidity with the investment of funds in securities available-for-sale.

INDEX
Business Strategy

As described above, the Company’s current business strategy is to operate the Bank as a well-capitalized, profitable and community-oriented commercial bank. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multifamily real estate and commercial real estate located both inside and outside the Company’s market area, consumer, business and other loans and other liquid investment securities. Specifically, the Company’s business strategy incorporates the following elements: (1) operating the Bank as a community-oriented commercial bank, maintaining a strong core customer base by providing dedicated service to the individual consumer and business customers; (2) improving asset quality while continuing to emphasize investment in residential mortgage, multifamily and commercial real estate loans and business and consumer loans; (3) emphasizing growth in core retail and commercial deposits, which includes demand deposit, money market and savings accounts; (4) maintaining capital in excess of regulatory requirements; (5) managing interest rate risk exposure; (6) managing liquidity; and (7) increasing noninterest income through items such as fees and service charges.

Highlights of the Company’s business strategy are as follows:

Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an “Outstanding” as its most recent Community Reinvestment Act rating.

Deposit Base. In 2011, the Company had eleven offices located in the following Iowa communities: Fort Dodge (two locations), Ames, Nevada, Perry, Ankeny, Clive, West Des Moines, Burlington (two locations) and Mount Pleasant.  At December 31, 2011, 61.4% of the deposit base, or $221.6 million, consisted of core deposits, which included money market accounts, savings accounts, interest-bearing demand accounts, and noninterest-bearing demand accounts. This represents an increase of 10.4%, or $20.9 million from December 31, 2010. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings.  The Company continues to emphasize growth in its deposit base, including retail and commercial deposits.

Asset Quality and Emphasis on Residential Mortgage Lending.  The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market areas.  At December 31, 2011, 32.0% of the Company’s total assets consisted of one- to four-family residential first mortgage loans.  To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company had, prior to 2010, originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa.  At December 31, 2011, the Company’s portfolio of loans which were either originated or purchased by the Company and secured by properties outside the State of Iowa totaled $71.4 million and consisted of $6.7 million in one- to four-family residential mortgage loans, or 2.1%, $30.0 million in multifamily real estate loans, or 9.4%, $32.9 million in commercial real estate loans, or 10.3%, and $1.8 million in construction and land development loans, or 0.6%, of the Company’s total gross loan portfolio.  The Company originated $5.6 million of new out-of-state loans secured by multifamily and commercial real estate during 2011 and none during 2010.  The Company also invests in obligations of local, state and U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, corporate bonds, certificates of deposit, interest-earning deposits and FHLB and Federal Reserve Bank stock.

Generally, the yield on mortgage loans originated or purchased by the Company is greater than that of securities purchased by the Company.  Economic conditions and weak loan demand have resulted in diminished lending opportunities. As a result, the Company has increased its investment in securities which has strengthened liquidity, but also put pressure on net interest margins.

Increasing Noninterest Income.  The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income.  The Company generally increases noninterest income by emphasizing growth in core deposit accounts.  During the years ended December 31, 2011 and 2010, fees and service charges relating to core deposits totaled $4.7 million and $4.8 million, respectively.  The Company also maintains its noninterest income through emphasizing growth in gain on sale of loans, annuity and insurance product sales.

INDEX
In addition, the Company currently owns abstract companies in Webster and Boone counties in Iowa, through First Iowa Title Services, Inc. (“First Iowa”), the Bank’s wholly-owned subsidiary.  The abstract business performed by First Iowa replaces the function of a title insurance company.  Noninterest income from First Iowa’s business for the year ended December 31, 2011 declined $76,000 to $561,000, compared to $637,000 for 2010.  First Iowa’s fee income is impacted by competition in our market and mortgage underwriting requirements.  In February 2012, the Company implemented a plan to sell First Iowa.

Liquidity and Interest Rate Risk Management.  Management seeks to manage the Company’s interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread.  To manage the Company’s interest rate exposure, the Bank has historically originated five year and seven year fixed-rate mortgage loans that convert to adjustable rates at the conclusion of their initial term and have overall maturities of up to 30 years, and originates adjustable rate home equity lines of credit and short-term consumer loans. The Company also manages its interest rate risk and liquidity by investing in mortgage-backed, municipal and agency bond securities and collateralized mortgage obligations.  In addition, the Company generally sells all fixed-rate one- to four-family residential loans with maturities of greater than 15 years.  See “Discussion of Market Risk - Interest Rate Sensitivity Analysis” below for additional information.

Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”)

Major financial reform legislation, known as the Dodd-Frank Act, was signed into law by the President in July 2010. Among other things, the Dodd-Frank Act impacts the rules governing the provision of consumer financial products and services, and implementation of the many requirements of the legislation requires new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years.  Many of the provisions of the Dodd-Frank Act affecting the Company and Bank have effective dates ranging from immediately upon enactment of the legislation to several years following enactment of the Dodd-Frank Act.

The Company and Bank are continuing to closely monitor and evaluate developments under the Dodd-Frank Act with respect to our business, financial condition, results of operations and prospects.  We remain hopeful regarding the future but remain deeply concerned regarding the increased regulatory costs and restrictive burdens imposed by the Dodd-Frank Act on the banking industry.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the disclosures included elsewhere in this report, are based on the Company’s audited consolidated financial statements.  These statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred.  However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company’s accounting policies are described in the “Notes to Consolidated Financial Statements” of the Company’s audited consolidated financial statements.  Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policies to be those related to the allowance for loan losses and asset impairment judgments.

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely.  The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem credits.  On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative.  Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors.  Qualitative factors include the general economic environment in the Company’s market area and the expected trend of those economic conditions.  To the extent that actual results differ from forecasts and management’s judgment, the allowance for loan losses may be greater or less than future charge-offs.

INDEX
Asset impairment judgments include evaluating the decline in fair value of available-for-sale securities below their cost.  Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the lack of intent of the Company to sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Asset impairment judgments also include evaluation of fair value of foreclosed real estate.  Foreclosed real estate is initially recorded at fair value less estimated selling costs.  Subsequently it is carried at the lower of cost or fair value less estimated selling costs.  Fair value is estimated through current appraisals or listing prices.  Estimated fair values may be adjusted by management to reflect current economic and market conditions.

Comparison of Financial Condition as of December 31, 2011 and December 31, 2010

	December 31,	December 31,
	2011	2010	Change	Change %

Cash and cash equivalents	$17,405,082	$20,603,808	$(3,198,726)	-15.5%
Investments in certificates of deposit	3,631,000	12,689,000	(9,058,000)	-71.4%
Securities available-for-sale	67,966,957	48,435,771	19,531,186	40.3%
Loans receivable, net	311,377,863	334,460,567	(23,082,704)	-6.9%
Other assets	32,640,716	36,074,520	(3,433,804)	-9.5%

Total assets	$433,021,618	$452,263,666	$(19,242,048)	-4.3%

Non-interest bearing DDA	$20,611,897	$19,089,162	$1,522,735	8.0%
Interest bearing DDA	133,265,490	116,865,788	16,399,702	14.0%
Savings accounts	33,272,368	30,713,715	2,558,653	8.3%
Money market accounts	34,437,965	33,999,781	438,184	1.3%
Certificates of deposit	138,696,462	148,606,655	(9,910,193)	-6.7%
Certificates of deposit - brokered	566,545	557,803	8,742	1.6%

Total deposits	$360,850,727	$349,832,904	$11,017,823	3.1%

Borrowed funds	$25,750,000	$49,250,000	$(23,500,000)	-47.7%

Total stockholders' equity	$42,097,482	$49,175,290	$(7,077,808)	-14.4%

Total assets decreased $19.2 million, or 4.3%, to $433.0 million at December 31, 2011, from $452.3 million at December 31, 2010.  The decrease in assets consisted primarily of a decrease in net loans receivable and investments in certificates of deposits, offset in part by an increase in securities available-for-sale.

Total loans receivable, net, decreased primarily due to payments and prepayments of $102.1 million and sales of loans with a principal balance of $34.9 million during the year ended December 31, 2011.  The Company sells substantially all of the fixed-rate loans with maturities of more than 15 years to participants in the secondary mortgage market to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $64.3 million in first mortgage loans secured by one-to-four family residences, the origination of $19.5 million in first mortgage loans secured by commercial real estate, the origination of $5.8 million in first mortgage loans secured by multifamily residences and the origination of $14.6 million in second mortgage loans during the year ended December 31, 2011.  The Bank has significantly restricted new out-of-state lending due to prevailing market conditions.  Payments and repayments from the out-of-state loan portfolio exceeded the Bank’s ability to reinvest those funds through local lending for most of 2011.

The decrease in cash and cash equivalents was primarily due to purchases of securities available-for-sale and the redemption of $10.2 million of preferred stock.  Purchases of securities available-for-sale amounting to $37.6 million for the year ended December 31, 2011 were offset in part by payments, maturities and sales of $19.5 million.  The increase in securities available-for-sale were primarily funded by loan repayments that exceeded loan originations, increases in deposits and proceeds from maturities on investments in certificates of deposits.

The increase in deposits was primarily a reflection of increases in interest bearing deposits, noninterest-bearing deposits, savings accounts and money market accounts, offset in part by decreases in certificates of deposits.

INDEX
Interest bearing demand deposits increased primarily due to the Company’s promotion of F1Rst Perks Checking, which is a high yield checking account introduced in late 2009 that offers a higher interest rate based on certain transactional activity, and the promotion of business commercial checking accounts. The decline in certificates of deposit was a result of pricing in the marketplace as the Bank’s need for longer term funding was diminished in 2011 based on loan demand and excess cash position.  Borrowings decreased due to normal repayment of borrowings resulting from maturities, offset by new FHLB advances of $5.5 million.  Funding for the repayment of FHLB advances was provided primarily by net growth in deposits and loan repayments exceeding loan originations.

Total stockholders’ equity decreased primarily due to the Company’s redemption of all 10,200 shares of preferred stock for $10.2 million and common and preferred stock dividends declared to stockholders amounting to $605,000, offset in part by earnings for the year of $2.6 million and an increase in the market value of the investment portfolio, of approximately $1.0 million net of tax.  The preferred stock that was redeemed by the Company had a carrying value of $10,152,134 ($10.2 million net of a $47,866 unaccreted discount) on the Company’s balance sheet.  As a result of the redemption, the Company has accelerated accretion of the discount and recorded it as a reduction to retained earnings.

Comparison of Financial Condition as of December 31, 2010 and December 31, 2009

	December 31,	December 31,
	2010	2009	Change	Change %

Cash and cash equivalents	$20,603,808	$21,766,170	$(1,162,362)	-5.3%
Investments in certificates of deposit	12,689,000	-	12,689,000	100.0%
Securities available-for-sale	48,435,771	23,175,201	25,260,570	109.0%
Loans receivable, net	334,460,567	374,854,993	(40,394,426)	-10.8%
Other assets	36,074,520	35,214,595	859,925	2.4%

Total assets	$452,263,666	$455,010,959	$(2,747,293)	-0.6%

Non-interest bearing DDA	$19,089,162	16,184,866	$2,904,296	17.9%
Interest bearing DDA	116,865,788	77,694,324	39,171,464	50.4%
Savings accounts	30,713,715	28,865,675	1,848,040	6.4%
Money market accounts	33,999,781	36,095,478	(2,095,697)	-5.8%
Certificates of deposit	148,606,655	175,371,233	(26,764,578)	-15.3%
Certificates of deposit - brokered	557,803	601,484	(43,681)	-7.3%

Total deposits	$349,832,904	$334,813,060	$15,019,844	4.5%

Borrowed funds	$49,250,000	$66,500,000	$(17,250,000)	-25.9%

Total stockholders' equity	$49,175,290	$48,278,818	$896,472	1.9%

Total assets decreased $2.7 million, or 0.6%, to $452.3 million at December 31, 2010, from $455.0 million at December 31, 2009.  The decrease in assets consisted primarily of a decrease in net loans receivable, offset in part by an increase in securities available-for-sale and investments in certificates of deposit.

Total loans receivable, net, decreased primarily due to payments and prepayments of $99.8 million and sales of loans of $50.4 million during the year ended December 31, 2010.  The Company sells substantially all of the fixed-rate loans with maturities of more than 15 years to participants in the secondary mortgage market to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $71.2 million in first mortgage loans secured by one-to-four family residences, the origination of $9.4 million in first mortgage loans secured by commercial real estate, the origination of $4.1 million in first mortgage loans secured by multifamily residences and the origination of $16.9 million in second mortgage loans during the year ended December 31, 2010.  The decrease in cash and cash equivalents was primarily due to purchases of securities available-for-sale and investments in certificates of deposit.  Purchases of securities available-for-sale amounting to $40.6 million for the year ended December 31, 2010 were offset in part by payments and maturities of $14.8 million.  Purchases of investments in certificates of deposits of other financial institutions, which amounted to $16.7 million, were partially offset by maturities of $4.0 million during the year ended December 31, 2010.

INDEX
The increase in securities available-for-sale and investments in certificates of deposit were primarily funded by loan repayments that exceeded loan originations, increases in deposits and utilization of cash balances.

The increase in deposits was primarily a reflection of increases in interest bearing deposits, savings accounts and noninterest-bearing deposits, offset in part by decreases in certificates of deposits and money market accounts.  Interest bearing demand deposits increased primarily due to the Company’s promotion of F1Rst Perks Checking, which at the time was a new high yield checking account introduced in late 2009 that offers a higher interest rate based on certain transactional activity, and the promotion of business commercial checking accounts. The decline in certificates of deposit was a result of pricing in the market place as the Bank’s need for longer term funding was diminished in 2010 based on loan demand and excess cash position.  Borrowings decreased due to normal repayment of borrowings resulting from maturities, offset by new FHLB advances of $7.3 million.

Total stockholders’ equity increased primarily due to earnings for the year of $1.7 million, offset in part by stock based compensation of $57,000, common and preferred stock dividends declared to stockholders amounting to $564,000 and a decrease in the market value of the investment portfolio, of approximately $300,000 net of tax.

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010

Net Income.  Net income increased by $933,000 to $2.6 million for the year ended December 31, 2011, compared to $1.7 million for the year ended December 31, 2010.  The increase in net income was primarily due to a decrease in provision for loan losses and increases in net interest income and gain on sale of securities, offset in part by a decrease in noninterest income and increases in noninterest expense and provision for income taxes.

Net Interest Income.  The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

INDEX

	2011			2010
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets:
Interest-earning assets:
Loans	$323,731,906	$18,285,197	5.65%	$359,889,682	$20,951,183	5.82%
Securities available-for-sale	73,171,256	1,884,976	2.58%	48,598,982	1,216,930	2.50%
Interest-bearing cash	19,394,738	44,739	0.23%	18,741,601	40,502	0.22%
Total interest-earning assets	$416,297,900	$20,214,912	4.86%	$427,230,265	$22,208,615	5.20%
Noninterest-earning assets	30,900,381			30,034,015
Total assets	$447,198,281			$457,264,280

Liabilities and Equity:
Interest-bearing liabilities:
Demand deposit and money market savings	$158,734,308	$1,149,755	0.72%	$131,360,683	$972,308	0.74%
Savings	32,483,335	37,560	0.12%	30,426,215	53,479	0.18%
Certificates of Deposit	147,986,916	3,367,804	2.28%	166,930,171	4,288,145	2.57%
Borrowed funds	33,445,127	1,133,548	3.39%	56,551,414	2,432,282	4.30%
Total interest-bearing liabilities	$372,649,686	$5,688,667	1.53%	$385,268,483	$7,746,214	2.01%
Noninterest-bearing liabilities	24,045,306			22,811,625
Total liabilities	$396,694,992			$408,080,108
Equity	50,503,289			49,184,172
Total liabilities and equity	$447,198,281			$457,264,280

Net interest income		$14,526,245			$14,462,401

Net interest rate spread			3.33%			3.19%
Net interest margin			3.49%			3.38%

Ratio of average interest-earnings assets to
average interest-bearing liabilities			111.71%			110.89%

INDEX

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

	Year Ended December 31, 2011				Year Ended December 31, 2010
	Compared to				Compared to
	Year Ended December 31, 2010				Year Ended December 31, 2009
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
				Total				Total
			Rate/	Increase			Rate/	Increase
	Volume	Rate	Volume	(Decrease)	Volume	Rate	Volume	(Decrease)
	(In thousands)
Interest income:
First mortgage loans	$(1,643)	$(344)	$33	$(1,954)	$(1,748)	$(814)	$78	$(2,484)
Consumer loans	(449)	(289)	26	(712)	(330)	(52)	3	(379)
Investment securities	472	147	53	672	862	(385)	(304)	173
Total interest-earning assets	$(1,620)	$(486)	$112	$(1,994)	$(1,216)	$(1,251)	$(223)	$(2,690)

Interest expense:
Demand deposit and money market savings	$203	$(21)	$(5)	$177	$161	$257	$87	$505
Savings	4	(19)	(1)	(16)	4	(6)	-	(2)
Certificates of deposit	(487)	(488)	55	(920)	(835)	(1,333)	177	(1,991)
Borrowed funds	(994)	(515)	210	(1,299)	(850)	(333)	80	(1,103)
Total interest-bearing liabilities	$(1,274)	$(1,043)	$259	$(2,058)	$(1,520)	$(1,415)	$344	$(2,591)

Net change in net interest income	$(346)	$557	$(147)	$64	$304	$164	$(567)	$(99)

Fluctuations in net interest income can result from the combination of changes in the balances of asset and liability categories and changes in interest rates. Interest rates earned and paid are also affected by the general economic conditions, particularly changes in market interest rates, and by competitive factors, government policies, and the actions of regulatory authorities. Net interest income before provision for loan losses increased by $64,000, or 0.4%, to $14.5 million for the year ended December 31, 2011, from $14.5 million for the year ended December 31, 2010.  The increase was primarily due to a decrease in the average balance of interest-bearing liabilities and an increase in the net interest spread (i.e., the difference in the average yield on assets and average cost of liabilities), offset by a decrease in the average balance of interest-earning assets.  The interest rate spread increased to 3.33% for the year ended December 31, 2011, from 3.19% for the year ended December 31, 2010.  The increase in interest rate spread reflects a decrease in the cost of funds, offset in part by a decrease in the yield on interest-earning assets.

Provision for Loan Losses.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, a review of classified loans, a realistic determination of value and adequacy of underlying collateral, levels and trends of loan categories, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, and other factors related to the collectability of the Company’s loan portfolio. The Company’s provision for loan losses was $2.1 million and $4.1 million for the years ended December 31, 2011 and 2010, respectively, representing a decrease of $2.0 million, or 47.8%.  The provision for loan loss for the year December 31, 2011 was impacted by the overall reduction in the size of the loan portfolio and the reduction in the identification of new impaired loans and further impairments.

Management believes that the allowance for loan losses is adequate as of December 31, 2011.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

INDEX
Noninterest Income.  The following table shows the changes in the components of noninterest income.

	Year Ended December 31,
	2011	2010	Change	Change %
Noninterest income:
Fees and service charges	$4,716,612	$4,772,904	$(56,292)	-1.2%
Abstract fees	561,393	636,782	(75,389)	-11.8%
Gain on sale of loans	691,216	965,769	(274,553)	-28.4%
Other income:
Increase in CSV - BOLI	235,708	244,183	(8,475)	-3.5%
Investment and Insurance sales	787,100	637,822	149,278	23.4%
Rental income	486,864	484,725	2,139	0.4%
Loan prepayment fees	43,142	35,563	7,579	21.3%
All other	53,908	160,617	(106,709)	-66.4%
Total other income	1,606,722	1,562,910	43,812	2.8%

Total noninterest income	$7,575,943	$7,938,365	$(362,422)	-4.6%

Total noninterest income decreased $362,000, or 4.6%, to $7.6 million for the year ended December 31, 2011, from $7.9 million for the year ended December 31, 2010.  Various factors account for the general decrease in noninterest income, including a decrease in abstract fees due to additional competition in our market and mortgage underwriting requirements.  Gain on sale of loans also decreased due to a decrease in the volume of loans sold in the secondary market.  The increase in other income was primarily due to an increase in investment and insurances sales as a result of a larger sales staff, offset in part by a $90,000 payment the Company received in 2010 from the FDIC for uninsured balances maintained at an institution closed by the FDIC in 2008.

Securities Gain.  Gross security gains from sales of securities was $136,000 for the year ended December 31, 2011 compared to $8,000 for the year ended December 31, 2010.  The realized gain for 2011 was primarily related to the sale of municipal bonds.  The realized gain for 2010 was related to the sale of the mortgage bond mutual fund investment.

INDEX

Noninterest Expense. The following table shows the changes in the components of noninterest expense.

	Year Ended December 31,
	2011	2010	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,809,460	$7,614,858	$194,602	2.6%
Premises and equipment	1,841,130	1,894,850	(53,720)	-2.8%
Data processing	868,437	871,816	(3,379)	-0.4%
FDIC insurance expense	430,888	561,990	(131,102)	-23.3%
Foreclosed real estate impairment	556,447	479,045	77,402	16.2%
Other expense:
Advertising and promotions	392,181	366,681	25,500	7.0%
Professional fees	796,726	615,313	181,413	29.5%
Foreclosed real estate net expense	312,091	195,388	116,703	59.7%
Printing, postage, and supplies	436,646	442,916	(6,270)	-1.4%
Checking account charges	247,470	335,364	(87,894)	-26.2%
Insurance (non-employee)	149,560	166,783	(17,223)	-10.3%
Regulatory fees	100,733	127,248	(26,515)	-20.8%
Telephone	153,737	155,501	(1,764)	-1.1%
Apartment operating costs	370,575	347,492	23,083	6.6%
Employee costs	214,088	208,154	5,934	2.9%
Card service expenses	679,679	623,188	56,491	9.1%
Title plant impairment	196,000	-	196,000	100.0%
All other	1,122,731	1,128,006	(5,275)	-0.5%
Total other expense	5,172,217	4,712,034	460,183	9.8%

Total noninterest expense	$16,678,579	$16,134,593	$543,986	3.4%

Total noninterest expense increased by $544,000, or 3.4%, to $16.7 million for the year ended December 31, 2011, from $16.1 million for the year ended December 31, 2010.  Various factors account for the general increase in noninterest expense, including an increase in compensation and employee benefits primarily due to an increase in pension plan expense, bonus accruals and employee severance accrual.  The increase in foreclosed real estate impairment was primarily a result of further deterioration of foreclosed real estate values indicated by updated appraisals.  FDIC insurance expense decreased as the result of a new assessment methodology and calculation which became effective for the quarter ended June 30, 2011.  The increase in other expenses was primarily due to title plant impairment, increases in foreclosed real estate net expenses and increases in legal and professional fees related to loan collection, the conversion to a state charter from a federal thrift charter and other corporate matters.

Income Taxes.  Provision for income taxes increased $309,000, or 64.6%, to $786,000 for the year ended December 31, 2011, compared to $478,000 for the year ended December 31, 2010.  The increase in income taxes was primarily due to an increase in income before taxes, offset in part by the receipt of new low income housing tax credits.

Comparison of Results of Operations for the Years Ended December 31, 2010 and 2009

Net Income.  Net income decreased by $1.5 million to $1.7 million for the year ended December 31, 2010, compared to $3.2 million for the year ended December 31, 2009.  The decrease in net income was primarily due to an increase in provision for loan losses and a decrease in noninterest income and gain on securities, offset in part by a decrease in net interest income, noninterest expense and the provision for income taxes.

Net Interest Income.  The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

INDEX

	2010			2009
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
Assets:
Interest-earning assets:
Loans	$359,889,682	$20,951,183	5.82%	$394,749,068	$23,814,290	6.03%
Securities available-for-sale	48,598,982	1,216,930	2.50%	28,986,405	1,070,874	3.69%
Interest-bearing cash	18,741,601	40,502	0.22%	8,540,974	13,521	0.16%
Total interest-earning assets	$427,230,265	$22,208,615	5.20%	$432,276,447	$24,898,685	5.76%
Noninterest-earning assets	30,034,015			29,942,314
Total assets	$457,264,280			$462,218,761

Liabilities and Equity:
Interest-bearing liabilities:
Demand deposit and money market savings	$131,360,683	$972,308	0.74%	$97,818,678	$468,416	0.48%
Savings	30,426,215	53,479	0.18%	28,482,799	54,959	0.19%
Certificates of Deposit	166,930,171	4,288,145	2.57%	192,551,764	6,278,631	3.26%
Borrowed funds	56,551,414	2,432,282	4.30%	74,437,952	3,535,522	4.75%
Total interest-bearing liabilities	$385,268,483	$7,746,214	2.01%	$393,291,193	$10,337,528	2.63%
Noninterest-bearing liabilities	22,811,625			21,927,472
Total liabilities	$408,080,108			$415,218,665
Equity	49,184,172			47,000,096
Total liabilities and equity	$457,264,280			$462,218,761

Net interest income		$14,462,401			$14,561,157

Net interest rate spread			3.19%			3.13%
Net interest margin			3.38%			3.36%

Ratio of average interest-earnings assets to
average interest-bearing liabilities			110.89%			109.91%
Fluctuations in net interest income can result from the combination of changes in the balances of asset and liability categories and changes in interest rates. Interest rates earned and paid are also affected by the general economic conditions, particularly changes in market interest rates, and by competitive factors, government policies, and the actions of regulatory authorities. Net interest income before provision for loan losses decreased by $99,000, or 0.7%, to $14.5 million for the year ended December 31, 2010, from $14.6 million for the year ended December 31, 2009.  The decrease was primarily due to a decrease in the average balance of interest-earning assets, offset in part by an increase in net interest spread (i.e., the difference in the average yield on assets and average cost of liabilities) and a decrease in the average balance of interest-bearing liabilities.  The interest rate spread increased to 3.19% for the year ended December 31, 2010, from 3.13% for the year ended December 31, 2009.  The increase in interest rate spread reflects a decrease in cost of funds, offset in part by a decrease in the yield on interest-earning assets.  The decrease in the average yield of interest-earning assets in 2010 compared to 2009 was primarily a result of loan and security principal repayments being reinvested at lower market rates and a shift in reinvestment into the securities portfolio as loan demand declined in 2010.  The decrease in average cost of interest-bearing liabilities in 2010 compared to 2009 was primarily a result of the maturities of higher rate certificates of deposits and borrowed funds that were not replaced or were replaced with lower cost deposits.

Provision for Loan Losses. The Company’s provision for loan losses was $4.1 million and $2.5 million for the years ended December 31, 2010 and 2009, respectively, representing an increase of $1.6 million, or 67.0%.  The increase in provision for loan losses for the year was primarily a result of continuing challenging economic conditions negatively impacting the construction and land development, commercial real estate, and consumer sectors. The provision for loan losses was significantly impacted by further deterioration of the values of the underlying collateral of impaired loans, as confirmed by updated appraisals.  Net charge-offs were $5.1 million for the year ended December 31, 2010, compared to $659,000 for the year ended December 31, 2009.  In 2010, $3.5 million of net charge-offs related to construction and land development loans.  Significant charge-off activity and other credit risk factors also impacted the general portion of the allowance for loan losses and related provision during the year ended December 31, 2010.  These factors included past due trends, levels of nonperforming assets, and extended economic stresses such as continued high unemployment levels.

INDEX
Management believes that the allowance for loan losses is adequate as of December 31, 2010.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income

	Year Ended December 31,
	2010	2009	Change	Change %
Noninterest income:
Fees and service charges	$4,772,904	$4,708,225	$64,679	1.4%
Abstract fees	636,782	929,279	(292,497)	-31.5%
Mortgage banking income	965,769	975,481	(9,712)	-1.0%
Other income:
Increase in CSV - BOLI	244,183	249,810	(5,627)	-2.3%
Investment and Insurance sales	637,822	772,575	(134,753)	-17.4%
Rental income	484,725	480,050	4,675	1.0%
Loan prepayment fees	35,563	250,118	(214,555)	-85.8%
All other	160,617	12,791	147,826	1155.7%
Total other income	1,562,910	1,765,344	(202,434)	-11.5%

Total noninterest income	$7,938,365	$8,378,329	$(439,964)	-5.3%

Total noninterest income decreased $440,000, or 5.3%, to $7.9 million for the year ended December 31, 2010, from $8.4 million for the year ended December 31, 2009. Abstract fees decreased due to additional competition in our market and alternative products available to lenders. Loan prepayment fees also decreased due to a decline in volume of commercial real estate loans that had prepayment fees associated with paying off the loan prior to maturity. Mortgage banking income decreased slightly due to lower mortgage loan demand compared to the prior year.  The Company expects future mortgage refinancing activity to decline which will impact future mortgage banking income.  Other income decreased for the year due to a decrease in the volume of sales of insurance and annuities.  These were offset in part by a $90,000 recovery of an uninsured deposit balance maintained at an institution that failed in 2008 which had previously been written-off.  The Dodd-Frank Act raised the standard maximum deposit insurance amount from $100,000 to $250,000 retroactive to January 1, 2008, resulting in the recovery. Fees and service charges increased due to an increase in debit card interchange fees associated with demand deposit accounts, offset in part by a decrease in overdraft fees.  The Company expects future income from debit card interchange fees to be negatively impacted by new regulations resulting from the Dodd-Frank Act.

INDEX

Securities Gain/(Losses)

	Year Ended December 31,
	2010	2009	Change	Change %

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	$-	$(23,343)	$23,343	100.0%
Portion of loss recognized in other comprehensive
income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	(23,343)	23,343	100.0%
Realized securities gains (losses), net	7,652	362,560	(354,908)	97.9%
Total securities gains (losses), net	$7,652	$339,217	$(331,565)	97.7%

Total securities gains decreased by $332,000, or 97.7%, to $8,000 for the year ended December 31, 2010, compared to $339,000 for the year ended December 31, 2009. There were no other-than-temporary impairment charges recognized in 2010, compared to $23,000 of other-than-temporary impairment charges recognized in 2009 related to a mortgage bond mutual fund investment.  The realized security gain in both periods was related to the sale of the mortgage bond mutual fund investment that the Company no longer holds.

Noninterest Expense

	Year Ended December 31,
	2010	2009	Change	Change %
Noninterest expense:
Compensation and employee benefits	$7,614,858	$7,364,215	$250,643	3.4%
Premises and equipment	1,894,850	1,878,967	15,883	0.8%
Data processing	871,816	809,416	62,400	7.7%
FDIC insurance expense	561,990	759,734	(197,744)	-26.0%
Foreclosed real estate impairment	479,045	518,136	(39,091)	-7.5%
Other expense:
Advertising and promotions	366,681	511,567	(144,886)	-28.3%
Professional fees	615,313	772,602	(157,289)	-20.4%
Foreclosed real estate net expense	195,388	79,743	115,645	145.0%
Printing, postage, and supplies	442,916	441,802	1,114	0.3%
Checking account charges	335,364	370,229	(34,865)	-9.4%
Insurance	166,783	167,613	(830)	-0.5%
OTS general assessment	127,248	129,935	(2,687)	-2.1%
Telephone	155,501	148,215	7,286	4.9%
Apartment operating costs	347,492	344,438	3,054	0.9%
Employee costs	208,154	165,926	42,228	25.4%
ATM expense	623,188	576,693	46,495	8.1%
All other	1,128,006	1,075,556	52,450	4.9%
Total other expense	4,712,034	4,784,319	(72,285)	-1.5%

Total noninterest expense	$16,134,593	$16,114,787	$19,806	0.1%

Total noninterest expense increased $20,000, or 0.1%, to $16.1 million for the year ended December 31, 2010, from $16.1 million for the year ended December 31, 2009.  The increase was primarily related to increases in compensation and employee benefits, premise maintenance costs and equipment and data processing, offset in part by decreases in FDIC insurance expense, foreclosed real estate impairment and other expenses.  Compensation and employee benefits increased due to normal salary increases and increases in pension plan and insurance expense for employees.  FDIC insurance expense decreased in 2010 due to the FDIC special assessment of $210,000 that was paid on September 30, 2009.  There were no FDIC special assessments in 2010.  Foreclosed real estate impairments resulted from further deterioration in the value of the properties held in foreclosed real estate, as indicated by updated appraisal information.  Foreclosed real estate is subject to annual appraisals.  Other expenses decreased primarily due to decreases in professional fees and advertising and promotions offset in part by increases in foreclosed real estate expenses.  The decrease in professional fees for the year was due to a decrease in nonrecurring consulting fees and legal fees.

INDEX

               Income Taxes.  Provision for income taxes decreased $1.0 million, or 68.7%, to $478,000 for the year ended December 31, 2010, compared to $1.5 million for the year ended December 31, 2009.  The decrease in income taxes was primarily due to a decrease in income before income taxes and an increase in eligible low income housing tax credits.

Asset Quality

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

Real estate acquired by the Company as a result of foreclosure, or by deed in lieu of foreclosure, is deemed foreclosed real estate until such time as it is sold.  When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is initially recorded at estimated fair value, less estimated selling expenses. Foreclosed real estate is subject to periodic valuation by management by obtaining updated appraisals or other market information.  Any subsequent decline in fair value is charged to operations. At December 31, 2011, the Company’s foreclosed real estate had an aggregate carrying value of $1.7 million.

Nonaccrual Loans and Nonperforming Assets.  The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated.

	At December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)

First mortgage loans:
One-to-four family residential real estate	$1,087	$2,460	$4,323	$915	$917
Multifamily and commercial real estate (1)	3,347	8,647	9,033	2,885	1,216
Consumer loans	258	463	993	204	250
Total nonaccrual loans	4,692	11,570	14,349	4,004	2,383

90 days past due loans (still accruing interest)	-	-	-	1,071	-
Other nonperforming loans	-	-	-	2,941	-
Total nonperforming loans	4,692	11,570	14,349	8,016	2,383

Total foreclosed real estate	1,750	4,586	1,709	1,183	2,569
Other nonperforming assets	36	-	42	12	-
Total nonperforming assets	$6,478	$16,156	$16,100	$9,211	$4,952

Total nonaccrual loans to net loans receivable	1.51%	3.46%	3.83%	1.00%	0.53%
Total nonaccrual loans to total assets	1.08%	2.56%	3.15%	0.85%	0.47%
Total nonperforming assets to total assets	1.50%	3.57%	3.54%	1.95%	0.97%

(1) Includes construction and land development

Classification of Assets.  Federal banking regulations provide for the classification of loans and other assets such as debt and equity securities considered by federal banking regulators to be of lesser quality as “watch,” “special mention,” “substandard,” “doubtful,” or “loss” assets.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Substandard assets include those characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

INDEX

Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.  Assets that do not expose the Bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve management’s close attention are designated as special mention.  If left uncorrected, these potential weaknesses could increase the level of risk to the Bank in the future.  Commercial loans to borrowers whose most recent financial information shows deterioration in the earliest stages and warrant greater than routine attention and monitoring by management are designated as watch.

The following table sets forth the aggregate amount of the Company’s classified assets at the dates indicated, which includes loans and foreclosed real estate.

	At December 31,
	2011	2010	2009	2008	2007
	(In thousands)

Watch	$9,580	$6,578	$4,709	$-	$-
Special mention	1,575	1,580	3,017	4,410	458
Substandard assets	15,660	26,565	21,224	8,566	4,941
Doubtful assets	1,145	1,761	3,029	554	-
Loss assets	-	-	129	91	44
Total classified assets	$27,960	$36,484	$32,108	$13,621	$5,443

Allowance for Loan Losses. It is management’s policy to provide an allowance and provision for probable losses on the Company’s loan portfolio based on management’s evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company’s market area, and other factors related to the collectability of the Company’s loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans for which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2011, the Company’s gross loan portfolio decreased $23.1 million, or 6.8%.  During the years ended December 31, 2011, 2010 and 2009, the Company’s provision for loan losses were $2.1 million, $4.1 million, and $2.5 million, respectively.  The Company’s allowance for loan losses totaled $5.8 million, and $6.1 million at December 31, 2011 and 2010, respectively.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

INDEX

Analysis of the Allowance for Loan Losses.  The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)

Total loans receivable	$318,065	$341,151	$383,157	$406,783	$452,457
Average loans outstanding	323,732	359,890	394,749	428,967	460,429

Allowance balances (at beginning of period)	6,147	7,171	5,379	3,487	3,493
Provision for losses	2,135	4,091	2,450	2,240	655
Charge-offs:
1-4 family residential real estate	(184)	(511)	(98)	(55)	(26)
Multifamily and commercial real estate (1)	(1,635)	(4,057)	(214)	(156)	(500)
Consumer loans	(648)	(564)	(364)	(152)	(147)
Recoveries:
1-4 family residential real estate	-	1	7	-	-
Multifamily and commercial real estate (1)	10	-	-	-	-
Consumer loans	21	16	11	15	12
Net charge-offs	2,436	5,115	658	348	661
Allowance balances (at end of period)	$5,846	$6,147	$7,171	$5,379	$3,487

Allowance for loan losses as a percent of total loans
receivable at end of period	1.84%	1.80%	1.87%	1.32%	0.77%
Net charge-offs as a percent of average
loans outstanding	0.75	1.42	0.17	0.08	0.14
Ratio of allowance for loan losses to total nonaccrual
loans at end of period	124.59	53.13	49.97	134.34	146.36

(1) Includes construction and land development

INDEX

Allocation of Allowance for Loan Losses.  The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated at December 31:

	2011		2010		2009		2008		2007
		% of Loans		% of Loans		% of Loans		% of Loans		% of Loans
		In Each		In Each		In Each		In Each		In Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)
Balance at end of period applicable to:

One-to-four family residential real estate	$1,129	43.57%	$1,010	41.35%	$679	39.55%	$392	41.83%	$518	43.23%
Multifamily real estate	516	15.30	804	16.84	620	16.57	513	14.25	472	12.51
Commercial real estate	2,527	21.17	2,555	20.30	1,992	20.94	2,207	22.61	1,570	24.13
Construction and land development	331	0.66	355	1.23	2,511	3.19	1,385	2.08	28	3.84
Consumer loans	1,343	19.30	1,423	20.28	1,369	19.75	882	19.23	899	16.29
Total allowance for loan losses	$5,846	100.00%	$6,147	100.00%	$7,171	100.00%	$5,379	100.00%	$3,487	100.00%

INDEX

Liquidity and Capital Resources

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business growth.  The Company’s principal source of funds is deposits.  Other sources include loan principal repayments, proceeds from the maturity and sale of investment securities, advances from the FHLB, and funds provided by operations.  Liquidity management is conducted on both a daily and long-term basis.  Investments in liquid assets are adjusted based on expected loan demand, projected loan maturities and payments, expected deposit flows, and the objectives set by the Company’s asset-liability management policy.  The Company had liquid assets (cash and cash equivalents) of $17.4 million as of December 31, 2011, compared with $20.6 million as of December 31, 2010.  The Bank had additional borrowing capacity available from the FHLB of approximately $81.6 million at December 31, 2011.  In addition, the Bank had $5.0 million in borrowing capacity available through a line of credit with a correspondent bank as of December 31, 2011.  The Bank had not drawn on this line of credit as of December 31, 2011.  Net cash from continuing operating activities contributed $6.8 million and $6.9 million to liquidity for the years ended December 31, 2011 and 2010, respectively.  The combination of high levels of potentially liquid assets, cash flows from operations and additional borrowing capacity provided strong liquidity for the Company at December 31, 2011.

During 2011, macro-economic conditions and the challenging economic environment continued to impact liquidity and credit quality across the financial markets.  While the recession has impacted the local economies in which the Company operates and holds out-of-state real estate loans, our liquidity position and capital resources remain strong and the Company anticipates that it will have sufficient funds to meet its current funding commitments.

On December 14, 2011, the Company redeemed all of its 10,200 shares of its Series A preferred stock issued to the Treasury under the TARP CPP for $10,200,000. On January 11, 2012, the Company completed the repurchase of the warrant to purchase 99,157 shares of the Company’s common stock held by the Treasury (“Warrant”). The Company paid $600,000 to the Treasury to repurchase the Warrant. The Company was able to accomplish these actions without raising additional capital or incurring holding company debt. With these transactions, the Treasury no longer holds any investment in the Company and the Company is no longer subject to related Treasury restrictions on the payment of dividends.

At December 31, 2011, the Company had outstanding loan commitments of $7.7 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit.  The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

INDEX

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies.  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Assets.  The Bank met the requirements to be considered well-capitalized under regulatory requirements at December 31, 2011.  The Bank’s actual capital amounts and ratios are presented on the following table:

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)
As of December 31, 2011:
Total Capital (to risk-
weighted assets)	$42,624	14.7%	$23,139	8.0%	$28,924	10.0%
Tier I Capital (to risk-
weighted assets)	38,981	13.5	11,570	4.0	17,354	6.0
Tier I Capital (to
average assets)	38,981	8.7	17,956	4.0	22,445	5.0
As of December 31, 2010:
Total Capital (to risk-
weighted assets)	$50,029	16.5%	$24,194	8.0%	$30,242	10.0%
Tier I Capital (to risk-
weighted assets)	46,278	15.3	12,097	4.0	18,145	6.0
Tier I (Core) Capital
(to adjusted assets)	46,278	10.2	18,096	4.0	22,620	5.0
Tangible Capital (to
adjusted assets) (1)	46,278	10.2	6,786	1.5	-	-

(1) Under regulations as a federally-chartered stock savings bank, the Bank was subject to minimum tangible capital requirements at December 31, 2010.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere in this report, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The contract or notional amounts of those instruments reflect the extent of involvement the Company has in a particular class of financial instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for balance sheet instruments.  The Company requires collateral or other security to support financial instruments with credit risks.

For additional information regarding off-balance sheet arrangements, see Note 14 to the consolidated financial statements included in this report, titled “Financial Instruments with Off-Statement of Financial Condition Risk.”

INDEX

Contractual Obligations

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(In thousands)

Certificates of deposit	$139,263	$70,488	$48,608	$20,167	$-
Borrowings	25,750	13,000	8,250	1,500	3,000
Home equity lines of credit	14,198	14,198	-	-	-
Other loan commitments	8,143	8,143	-	-	-
Investment in low income housing partnership
commitment	413	79	158	143	33

Total	$187,767	$105,908	$57,016	$21,810	$3,033

INDEX

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity Analysis

As a financial institution, the Company’s primary component of market risk is interest rate volatility.  Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank’s assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity.  Since all of the Company’s interest-bearing liabilities and virtually all of the Company’s interest-earning assets are located at the Bank, all of the Company’s interest rate risk management procedures are performed at the Bank level.  Due to the nature of the Bank’s operations, the Bank is not subject to foreign currency exchange or commodity price risk.  The Bank’s real estate loan portfolio, within Iowa, is subject to risks associated with the local economy.  Historically, the Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa.  At December 31, 2011, $71.4 million, or 22.4%, of the Company’s total loan portfolio was secured by properties outside the State of Iowa, located in twenty-two states and the District of Columbia.  The Bank does not own any trading assets.  At December 31, 2011, neither the Company nor the Bank had any hedging transactions, such as interest rate swaps and caps, in place.

The general objective of our interest rate risk management program is to determine and manage an appropriate level of interest rate risk while maximizing net interest income, in a manner consistent with our policy to reduce, to the extent possible, the exposure of our net interest income to changes in market interest rates.  The Asset and Liability Committee regularly reviews the interest rate risk exposure of the Bank.  The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities.  The Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios.  As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s “interest rate sensitivity gap.”  An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The “interest rate sensitivity gap” is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income, while a positive gap would tend to adversely affect net interest income.

The Company’s policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short-term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and securities that generate cash flow.  In addition, the Company generally sells all fixed-rate one- to four-family residential loans with maturities of greater than 15 years.

               Gap Table.  The following table (the “Gap Table”) sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2011, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown.  Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the terms of repricing or the contractual terms of the asset or liability.  Certain assumptions used in preparing the table are set forth in the following table.  Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

INDEX

	At December 31, 2011
	Within	Within 3 to	Beyond
	3 Months	12 Months	1 Year	Total
	(Dollars in thousands)

Interest-earning assets:
First mortgage loans	$8,954	$56,976	$186,309	$252,239
Consumer and other loans	5,331	5,000	50,803	61,134
Investment securities and interest bearing cash	19,958	19,649	41,158	80,765
Total interest-earning assets	$34,243	$81,625	$278,270	$394,138

Rate sensitive liabilities:
Savings accounts	$33,272	$-	$-	$33,272
Interest bearing demand accounts	133,265	-	-	133,265
Money market accounts	34,438	-	-	34,438
Certificate accounts	29,350	41,138	68,775	139,263
FHLB advances	5,000	8,000	12,750	25,750
Total interest-earning assets	$235,325	$49,138	$81,525	$365,988

Interest sensitivity gap	$(201,082)	$32,487	$196,745	$28,150
Cumulative interest sensitivity gap	$(201,082)	$(168,595)	$28,150	$28,150

Interest sensitivity gap ratio	0.15	1.66	3.41	1.08
Cumulative interest sensitivity gap ratio	0.15	0.41	1.08	1.08

At December 31, 2011, the Company’s cumulative gap ratio for assets and liabilities repricing within one year was 0.41, which means that the Company is liability sensitive over the cumulative 12-month period.  In other words, more interest-bearing liabilities will be subject to repricing within that time frame than interest-earning assets.

Certain shortcomings are inherent in the method of analysis presented in the above Gap Table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset.  Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.  Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.  Also, the table does not take into account any actions that management may take in response to interest rate movements.

Net Interest Income Sensitivity.  The view presented in the preceding interest rate sensitivity gap table illustrates a static view of the effect on our net interest margin of changing interest rate scenarios.  We believe net interest income sensitivity provides the best perspective of how day-to-day decisions affect our interest rate risk profile.  We monitor net interest margin sensitivity by utilizing an income simulation model to subject twelve month net interest income to various rate movements.  Simulations modeled quarterly include scenarios where market rates change suddenly up or down in a parallel manner and scenarios where market rates gradually change up or down at nonparallel rates resulting in a change in the slope of the yield curve.  Estimates produced by our income simulation model are based on numerous assumptions.  Given these various assumptions, the actual effect of interest rate changes on our net interest margin may be materially different than estimated.

INDEX

Based on simulation modeling which assumes gradual changes in interest rates over a one-year period, net interest income would change due to changes in interest rates as follows (dollars in thousands):

Gradual	Change in Net Interest Income Over One year Horizon
Changes in	At December 31, 2011
Levels of	Dollar	Percentage
Interest Rates	Change	Change

2.00%	$(18)	-0.11%
1.00%	278	1.70%

As a result of the current interest rate environment, the Company does not anticipate any significant declines in interest rates over the next twelve months.  For this reason, we did not use an interest rate sensitivity simulation that assumes a gradual decline in the level of interest rates over the next twelve months.

INDEX

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK

The Board of Directors of the Company is divided into three classes, each of which is comprised of approximately one-third of the Board.  The Bylaws of the Company currently authorize seven directors.  Currently, all directors of the Company are also directors of the Bank.

Continuing Directors

C. Thomas Chalstrom has served as Chief Operating Officer of the Bank since 1998 and as President of the Bank since 2004.  He was Executive Vice President of the Bank from 1994 until 2004, and has been employed with the Bank since 1985.  He has served as an Executive Vice President of the Company since 1994.

Randall L. Minear has served as President of Terrus Real Estate Group, located in Des Moines, Iowa since 2000.  He formerly served as the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

Thomas E. Stanberry serves as a shareholder in the law firm of Davis, Brown, Koehn, Shors and Roberts, P.C. in Des Moines, Iowa where he practices in the financial institutions, public finance and securities area.  Prior to joining the Davis Brown law firm, he was the Chairman, President and CEO of West Bancorporation, Inc. and Chairman and CEO of West Bank, West Des Moines, Iowa from March 2003 to July 2009.

 Mark Thompson has been an owner of Thompson & Eich CPAs (formerly known as Mark Thompson CPA, P.C.) in Fort Dodge, Iowa since 1984 and has been a Certified Public Accountant since 1978.

Paul F. Bognanno is currently retired.  He most recently served as President and CEO of Mortgage Electronic Registration Systems, Inc. (MERS) from January 2011 to May 2011. He served as Chairman of Radian Guaranty (NYSE: RDN) from November 2008 to December 2010.  Mr. Bognanno also served as Vice Chairman of Radian Guaranty from November 2007 to November 2008.  Mr. Bognanno served as Senior Executive Vice President of the Company from February 1, 2007 to July 1, 2007 and as President and Chief Executive Officer of the Company and the Bank from July 1, 2007 until October 31, 2007.  From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, a wholly-owned subsidiary of The Principal Financial Group.

Nominees for Election as Directors at Upcoming Annual Meeting of Shareholders

David M. Bradley has served as President and Chief Executive Officer of the Company since its inception in December 1995 except for the four month period from July 1, 2007 to October 31, 2007.  He has been employed by the Bank since 1982 and has served as its CEO since 1992 except for the four month period from July 1, 2007 to October 31, 2007.  He has served as the Chairman of the Board of North Central Bancshares, Inc. and First Federal Savings Bank of Iowa since 1997.

Robert H. Singer, Jr. is a Supervisor for Webster County, Iowa.  Mr. Singer is currently serving a four-year term expiring December 2012.

INDEX

Executive Officers Who are Not Directors or Director Nominees

Jane M. Funk, age 43, was appointed Chief Financial Officer and Treasurer of the Company and Bank effective April 1, 2010.  Ms. Funk is a Certified Public Accountant.  Ms. Funk began her career with McGladrey & Pullen, LLP in Des Moines, Iowa in 1991 and most recently served as an Audit Director as well as a Director in the firm’s National Professional Standards Group specializing in Financial Institution Services.

Thomas J. Hromatka, age 55, was appointed Executive Vice President of the Bank in October 2009.  Mr. Hromatka is responsible for administering and coordinating the activities of the Retail Banking and Marketing divisions.  He was Senior Vice President from December 2008 to October 2009.  Prior to joining the Bank, Mr. Hromatka was President of VisionBank, headquartered in West Des Moines, Iowa.

Bradley D. Boerner, age 40, was appointed Senior Vice President of the Bank in November 2009.  Mr. Boerner serves as the Bank’s Credit Administration Manager and is responsible for the bank’s credit standards, policy and special asset administration.  He directs the bank’s commercial loan underwriting department and personnel.  Prior to joining the Bank, Mr. Boerner served as Senior Credit Officer from 2005 to 2009 at a financial institution in the Des Moines area.

Russell J. Ruhland, age 45, was appointed Senior Vice President of the Bank in October 2009.  Mr. Ruhland serves as the Bank’s Operations Manager and is responsible for the checking, savings, and other deposit related functions.  Mr. Ruhland also serves as the Compliance and Security Officer of the Bank. He served as Vice President from October 2002 to October 2009.

INDEX

SHAREHOLDER INFORMATION

Price Range of the Company’s Common Stock

The Company’s common stock trades on the NASDAQ Global Market under the symbol “FFFD.”  The following table shows the high and low per share sales prices of the Company’s common stock as reported by NASDAQ, and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

		Price Range		Dividends
				Declared
Quarter Ended		High	Low	Per Share
2011
	First Quarter	$17.25	$16.05	$0.01
	Second Quarter	$17.95	$16.00	$0.01
	Third Quarter	$18.75	$15.33	$0.01
	Fourth Quarter	$18.97	$15.11	$0.01
2010
	First Quarter	$15.98	$13.50	$0.01
	Second Quarter	$19.66	$14.27	$0.01
	Third Quarter	$18.09	$12.11	$0.01
	Fourth Quarter	$16.69	$12.60	$0.01

Prior to December 14, 2011, in connection with the Company’s participation in the TARP CPP and the issuance of the Series A preferred stock to the Treasury, the ability of the Company to declare and pay dividends was subject to restrictions, including the requirement that the Company obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds any shares of the Company’s Series A preferred stock.  On December 14, 2011, the Company redeemed all of its Series A preferred stock, effectively ending this dividend restriction.

The closing price of the Company’s common stock on March 1, 2012 was $23.00 per share.  As of March 1, 2012, there were 263 common stockholders (excluding beneficial holders in the Company’s 401(k) Plan and ESOP) of record and an estimated 493 additional beneficial holders whose stock was held in street name by brokerage houses.

INDEX

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Friday, April 27, 2012 at the Best Western Starlite Village, located at 1518 3rd Avenue Northwest, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries	Stock Exchange

David M. Bradley North Central Bancshares, Inc. c/o First Federal Savings Bank of Iowa 825 Central Avenue Fort Dodge, Iowa 50501 (515) 576-7531 www.firstfederaliowa.com	The Company’s Common Shares are listed under the symbol “FFFD” on the NASDAQ Global Market

General Counsel
Dickinson, Mackaman, Tyler & Hagen, P.C.
699 Walnut Street, Suite 1600
Des Moines, Iowa 50309
www.dickinsonlaw.com

Special Counsel
Paul Hastings LLP
875 15th Street, N.W.
Washington, D.C. 20005
www.paulhastings.com

Independent Auditor
McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309
www.mcgladrey.com

Transfer Agent
Computershare Trust Company, N.A.
PO Box 43070
Providence, RI 02940-3070
(303) 262-0600 or 800-962-4284
e-mail: inquire@computershare.com
www.computershare.com

Publications - Annual Report on Form 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 will be furnished (without exhibits) without charge to shareholders of record as of March 1, 2012 upon written request to Corinna King, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.  The Annual Report on Form 10-K report will also be available online at www.sec.gov or via the Bank’s website at www.firstfederaliowa.com.  The information set forth on the Company’s website is not incorporated by reference into this report or any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that the Company specifically so provides.

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan which provides shareholders with the ability to automatically reinvest their cash dividends in additional shares of the Company’s common stock.  This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company’s common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare’s website at www.computershare.com.

INDEX

North Central Bancshares, Inc.
and Subsidiaries

Consolidated Financial Report

December 31, 2011

INDEX

Contents

Report of Independent Registered Public Accounting Firm	36

Financial Statements
Consolidated Statements of Financial Condition	37
Consolidated Statements of Income	38
Consolidated Statements of Comprehensive Income	39
Consolidated Statements of Stockholders’ Equity	40 – 41
Consolidated Statements of Cash Flows	42 – 43
Notes to Consolidated Financial Statements	44 – 85

McGladrey & Pullen, LLP Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
North Central Bancshares, Inc

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Des Moines, IA
March 9, 2012

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010

ASSETS

Cash and due from banks:
Interest-bearing	$9,167,235	$13,563,234
Noninterest-bearing	8,237,847	7,040,574
Total cash and cash equivalents	17,405,082	20,603,808

Investments in certificates of deposit	3,631,000	12,689,000
Securities available-for-sale	67,966,957	48,435,771
Restricted equity securities	3,123,200	3,017,200
Loans receivable, net (less allowance for loan losses of	311,377,863	334,460,567
$5,845,730 and $6,146,861)
Loans held for sale	1,657,813	332,178
Accrued interest receivable	1,622,767	1,754,292
Foreclosed real estate	1,749,986	4,586,399
Premises and equipment, net	11,604,202	11,498,583
Rental real estate	2,036,455	2,144,400
Title plant	475,704	671,704
Deferred taxes	1,351,639	2,151,594
Bank-owned life insurance (BOLI)	6,023,572	5,787,864
Prepaid FDIC assessment	954,947	1,353,121
Prepaid expenses and other assets	2,040,431	2,777,185

Total assets	$433,021,618	$452,263,666

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	$360,850,727	$349,832,904
Borrowed funds	25,750,000	49,250,000
Advances from borrowers for taxes and insurance	2,069,176	1,828,430
Accrued expenses and other liabilities	2,254,233	2,177,042
Total liabilities	390,924,136	403,088,376

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 3,000,000 shares;
issued and outstanding 2011 - none; 2010 - 10,200 shares	-	10,137,381
Common stock, $.01 par value, authorized 15,500,000 shares;
issued and outstanding 2011 - 1,357,073 shares;
2010 - 1,351,448 shares	13,557	13,502
Additional paid-in capital	18,167,895	18,066,437
Retained earnings, substantially restricted	23,017,789	21,047,295
Accumulated other comprehensive income (loss)	898,241	(89,325)
Total stockholders’ equity	42,097,482	49,175,290

Total liabilities and stockholders’ equity	$433,021,618	$452,263,666

See Notes to Consolidated Financial Statements.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009

Interest income:
Loans, including fees	$18,285,197	$20,951,183	$23,814,290
Securities
Taxable	1,539,672	937,453	974,773
Nontaxable	255,953	151,511	96,100
Interest bearing deposits and other	134,090	168,468	13,522
	20,214,912	22,208,615	24,898,685
Interest expense:
Deposits	4,555,119	5,313,932	6,802,006
Borrowed funds	1,133,548	2,432,282	3,535,522
	5,688,667	7,746,214	10,337,528

Net interest income	14,526,245	14,462,401	14,561,157

Provision for loan losses	2,135,000	4,091,000	2,450,000
Net interest income after provision
for loan losses	12,391,245	10,371,401	12,111,157

Noninterest income:
Fees and service charges	4,716,612	4,772,904	4,708,225
Abstract fees	561,393	636,782	929,279
Gain on sale of loans	691,216	965,769	975,481
Other income	1,606,722	1,562,910	1,765,344
Total noninterest income	7,575,943	7,938,365	8,378,329

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	-	(23,343)
Portion of loss recognized in other comprehensive
income (loss) before taxes	-	-	-
Net impairment losses recognized in earnings	-	-	(23,343)
Realized securities gains (losses), net	135,754	7,652	362,560
Total securities gains (losses), net	135,754	7,652	339,217

Noninterest expense:
Compensation and employee benefits	7,809,460	7,614,858	7,364,215
Premises and equipment	1,841,130	1,894,850	1,878,967
Data processing	868,437	871,816	809,416
FDIC insurance expense	430,888	561,990	759,734
Foreclosed real estate impairment	556,447	479,045	518,136
Other expenses	5,172,217	4,712,034	4,784,319
Total noninterest expense	16,678,579	16,134,593	16,114,787

Income before income taxes	3,424,363	2,182,825	4,713,916

Provision for income taxes	786,000	477,500	1,524,700

Net income	$2,638,363	$1,705,325	$3,189,216

Preferred stock dividends and accretion of discount	$550,127	$528,800	$514,924

Net income available to common stockholders	$2,088,236	$1,176,525	$2,674,292

Basic earnings per common share	$1.55	$0.87	$1.99
Diluted earnings per common share	1.53	0.87	1.99
Dividends declared per common share	0.04	0.04	0.04

See Notes to Consolidated Financial Statements.

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2011, 2010 and 2009
	2011	2010	2009

Net income	$2,638,363	$1,705,325	$3,189,216
Other comprehensive income:
Securities for which a portion of an other-than-temporary
impairment has been recorded in earnings:
Unrealized holding (gains) losses	$-	$851	$(23,058)
(Gains) loss recognized in earnings	-	(7,652)	29,859
Net unrealized gain (loss) on securities with other-than-temporary
impairment before tax expense	-	(6,801)	6,801
Tax (expense)	-	-	-
Net unrealized gain (loss) on securities with other-than-temporary
impairment, net of tax in other comprehensive income (loss)	-	(6,801)	6,801

Other securities:
Unrealized holding gains (losses) arising during the period	1,710,820	(470,533)	475,698
Realized net (gains) recognized into net income	(135,754)	-	(369,076)
Net unrealized gains (losses) on other securities
before tax (expense) benefit	1,575,066	(470,533)	106,622
Tax (expense) benefit	(587,500)	175,509	(39,770)
Net unrealized gains (losses) on other securities, net of tax
in other comprehensive income (loss)	987,566	(295,024)	66,852

Other comprehensive income (loss)	$987,566	$(301,825)	$73,653

Comprehensive income	$3,625,929	$1,403,500	$3,262,869

See Notes to Consolidated Financial Statements.

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2011, 2010 and 2009

					Accumulated
			Additional		Other	Total
	Preferred	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Stock	Stock	Capital	Earnings	Income (Loss)	Equity

Balance, December 31, 2008	$-	$13,421	$17,819,096	$17,240,779	$138,847	$35,212,143
Net income	-	-	-	3,189,216	-	3,189,216
Other comprehensive income	-	-	-	-	73,653	73,653
Dividends on preferred stock	-	-	-	(433,500)		(433,500)
Dividends on common stock	-	-	-	(53,848)	-	(53,848)
Employee stock-based compensation expense	-	30	61,124	-	-	61,154
Issuance of 2,000 shares of common stock
as a result of stock options exercised	-	20	29,980	-	-	30,000
Issuance of preferred stock and common stock warrant	10,100,732	-	99,268	-	-	10,200,000
Accretion of discount on preferred stock	17,849	-	-	(17,849)	-	-
Balance, December 31, 2009	$10,118,581	$13,471	$18,009,468	$19,924,798	$212,500	$48,278,818
Net income	-	-	-	1,705,325	-	1,705,325
Other comprehensive income	-	-	-	-	(301,825)	(301,825)
Dividends on preferred stock	-	-	-	(510,000)	-	(510,000)
Dividends on common stock	-	-	-	(54,028)	-	(54,028)
Employee stock-based compensation expense	-	31	56,969	-	-	57,000
Accretion of discount on preferred stock	18,800	-	-	(18,800)	-	-
Balance, December 31, 2010	$10,137,381	$13,502	$18,066,437	$21,047,295	$(89,325)	$49,175,290

		(Continued)

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Continued)
Years Ended December 31, 2011, 2010 and 2009

					Accumulated
			Additional		Other	Total
	Preferred	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Stock	Stock	Capital	Earnings	Income (Loss)	Equity
Balance, December 31, 2010	$10,137,381	$13,502	$18,066,437	$21,047,295	$(89,325)	$49,175,290
Net income	-	-	-	2,638,363	-	2,638,363
Other comprehensive income	-	-	-	-	987,566	987,566
Dividends on preferred stock	-	-	-	(551,083)	-	(551,083)
Dividends on common stock	-	-	-	(54,167)	-	(54,167)
Issuance of 2,000 shares of common stock
as a result of stock options exercised	-	20	41,160	-	-	41,180
Employee stock-based compensation expense	-	35	60,298	-	-	60,333
Accretion of discount on preferred stock	62,619	-	-	(62,619)	-	-
Redemption of preferred stock	(10,200,000)	-	-	-	-	(10,200,000)
Balance, December 31, 2011	$-	$13,557	$18,167,895	$23,017,789	$898,241	$42,097,482

See Notes to Consolidated Financial Statements.

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,638,363	$1,705,325	$3,189,216
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	2,135,000	4,091,000	2,450,000
Depreciation	841,281	911,858	902,435
Amortization and accretion	477,965	237,174	529,146
Deferred taxes	212,455	254,886	732,824
Stock-based compensation expense	60,333	57,000	61,154
Excess tax benefit related to stock-based compensation	-	-	13,667
Gain on sale of foreclosed real estate and loans, net	(674,662)	(939,992)	(981,048)
Provision for impairment of securities available-for-sale	-	-	23,343
Provision for impairment of title plant	196,000	-	-
Foreclosed real estate impairment	556,447	479,045	518,136
Gain on sale of investments	(135,754)	(7,652)	(362,560)
Increase in value of bank-owned life insurance	(235,708)	(244,183)	(249,810)
Proceeds from sales of loans held for sale	35,599,684	51,365,870	70,576,019
Originations of loans held for sale	(36,234,103)	(49,398,346)	(70,204,005)
Change in assets and liabilities:
Accrued interest receivable	131,525	113,678	228,814
Prepaid expenses and other assets	1,123,444	(327,902)	(2,525,187)
Accrued expenses and other liabilities	63,835	(1,440,538)	(8,113)
Net cash provided by operating activities	6,756,105	6,857,223	4,894,031

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	18,474,837	31,774,842	35,145,907
Purchase of loans	-	-	(14,762,234)
Proceeds from redemption of restricted equity securities	1,320,700	1,119,700	814,300
Purchase of restricted equity securities	(1,426,700)	(212,200)	(46,600)
Proceeds from maturities on investments in certificates
of deposits	11,046,000	3,984,000	-
Purchase of investments in certificates of deposit	(1,988,000)	(16,673,000)	-
Proceeds from sale of securities available-for-sale	3,379,805	207,732	9,071,720
Proceeds from maturities and calls of securities
available-for-sale	16,073,021	14,554,417	6,688,029
Purchase of securities available-for-sale	(37,590,502)	(40,638,953)	(15,744,778)
Purchase of premises, equipment and rental real estate	(833,455)	(428,298)	(557,198)
Net proceeds from sale of foreclosed real estate	4,594,928	1,050,689	1,589,062
Net cash provided by (used in) investing activities	13,050,634	(5,261,071)	22,198,208

(Continued)

INDEX

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	$11,017,823	$15,019,844	$(15,356,865)
Net increase (decrease) in advances from borrowers for
taxes and insurance	240,746	35,640	(130,968)
Proceeds from other borrowed funds	5,500,000	7,250,000	8,500,000
Payments of other borrowed funds	(29,000,000)	(24,500,000)	(24,348,915)
Redemption of preferred stock	(10,200,000)	-	-
Proceeds from issuance of common stock, preferred stock and
common stock warrant	41,180	-	10,230,000
Excess tax expense related to stock-based compensation	-	-	(13,667)
Common and preferred dividends paid	(605,214)	(563,998)	(487,298)
Net cash (used in) financing activities	(23,005,465)	(2,758,514)	(21,607,713)

Net change in cash and cash equivalents	(3,198,726)	(1,162,362)	5,484,526

CASH AND CASH EQUIVALENTS
Beginning	20,603,808	21,766,170	16,281,644
Ending	$17,405,082	$20,603,808	$21,766,170

SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION
Cash payments for:
Interest paid	$5,829,327	$7,914,981	$10,604,172
Income taxes paid (refunds), net	(622,786)	1,648,352	141,162

SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES, transfer
of loans to foreclosed real estate	$2,323,696	$4,441,523	$2,646,583

See Notes to Consolidated Financial Statements.

INDEX

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Significant Accounting Policies

Nature of activities:  North Central Bancshares, Inc. (the Company), an Iowa corporation, owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which conducts its operations from its main office located in Fort Dodge, Iowa, and ten branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, West Des Moines, Burlington and Mt. Pleasant, Iowa.

Effective June 29, 2011, the Bank received regulatory approval from the Iowa Division of Banking and completed its conversion to a state-chartered commercial bank from a federally-chartered stock savings bank.  In connection with the conversion of the Bank, the Company also received approval from the Board of Governors of the Federal Reserve System and completed a reorganization to a bank holding company from a savings and loan holding company.

The Bank competes with other financial institutions and non-financial institutions providing similar financial products.  Although the loan activity of the Bank is diversified with commercial loans, real estate loans, automobile, installment and other consumer loans, the Bank’s credit is concentrated in real estate loans.

Principles of consolidation:  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings).  All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value of securities available-for-sale and related other-than-temporary impairments, fair value of foreclosed real estate, and fair value of financial instruments.

Revenue recognition:  Interest income is recognized on the accrual method based on the respective outstanding balances.  Other revenue is recognized at the time the service is provided or transaction occurs.

Cash and cash equivalents and cash flows:  For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks.  Cash flows from loans, deposits and short-term borrowings are reported net.

Investments in certificates of deposit:  Investments in certificates of deposit mature within twenty-four months and are carried at cost.

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

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income, net of the related deferred tax effect.  Amortization of premiums and accretion of discounts, computed by the interest method over their estimated lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the lack of intent of the Company to sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery.

Restricted equity securities:  The Bank, as a member of the Federal Reserve Bank and the Federal Home Loan Bank (“FHLB”), is required to maintain investments in each of the organization’s capital stock.  The stock is carried at cost.  No ready market exists for these restricted equity securities, and they have no quoted market values.  Restricted equity securities are periodically reviewed for impairment based on ultimate recovery of par value.  There have been no other-than-temporary write-downs recorded on these securities.

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

Loans receivable, net:  Loans that management has the intent and ability to hold for the foreseeable future, or until payoff or maturity occurs, are classified as held for investment.  These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, any unamortized net deferred fees and/or costs on originated loans and net unearned premiums (discounts), with interest income recognized on the interest method based upon those outstanding loan balances.  Loan origination fees net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.  Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.  As assets are held for and used in the production of services, the origination and collection of these loans are classified as investing activities in the statement of cash flows.

Loans are placed on nonaccrual status when the full and timely collection of interest and principal becomes uncertain, or when the loan becomes 90 days past due (unless the loan is both well-secured and in the process of collection).  When a loan is placed on nonaccrual status, the accrued unpaid interest receivable is reversed against interest income.  Income is subsequently recognized on a cash or cost recovery basis until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer in doubt.  Generally, a loan is returned to accrual status when (a) all delinquent interest and principal payments become current under the terms of the loan agreement or (b) the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible.  A disciplined process and methodology are used to establish the allowance for loan losses.  While the methodology attributes portions of the allowance to specific portfolios, the entire allowance for loan losses is available to absorb credit losses in the total loan portfolio.  To determine the total allowance for loan losses, a reserve is estimated for each component of the portfolio, including loans analyzed individually and loans analyzed on a pooled basis.  The allowance for loan losses consists of amounts applicable to: (1) the commercial real estate portfolio, (2) the residential real estate portfolio, and (3) the consumer portfolio.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as updated information becomes available.

To determine the residential real estate and consumer portfolio components of the allowance, loans are pooled by portfolio and losses are estimated using historical loss experience and management’s evaluation of the impact of risks associated with trends in delinquencies, concentrations of credit and regional and macro economic factors.  An individual impairment assessment is performed for residential real estate and consumer loans whose terms have been modified in a troubled debt restructuring (TDR).  These loans are excluded from the pooled analysis.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The component of the allowance for the non-impaired commercial portfolio is estimated through the application of loss factors to loans grouped as nonresidential, multifamily and construction and development.  Loss factors are derived from historical loss experience, trends in delinquencies, concentrations of credit and regional and macro economic factors.  The commercial component of the allowance also includes an amount for the estimated impairment in individually identified impaired loans and commercial loans whose terms have been modified in a TDR.

For loans that are classified as impaired, including those loans modified in a TDR, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative and environmental factors.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Management evaluates loans for indicators of impairment upon substandard classification.  Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any and any subsequent changes are included in the allowance for loan losses.

Reflected in all components of the allowance for loan losses is an amount for imprecision or uncertainty, which represents management’s judgment of risks inherent in the process and assumptions used in establishing the allowance.  This imprecision considers economic environmental factors and other subjective factors.

Loans are generally charged off, fully or partially, when management judges the asset to be uncollectible or repayment is deemed to extend beyond a reasonable time frame.

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

Residential mortgage loans sold to investors in the secondary market are sold with varying recourse provisions.  Essentially, all loan sales agreements require the repurchase of a mortgage loan by the seller in situations such as, breach of representation, warranty, or covenant, untimely document delivery, false or misleading statements, failure to obtain certain certificates or insurance, unmarketability, etc.  Certain loan sales agreements contain repurchase requirements based on payment-related defects that are defined in terms of the number of days/months since the purchase, the sequence number of the payment and/or the number of days of payment delinquency.  In the opinion of management, the risk of recourse and the subsequent requirement of loan repurchase is not significant, and accordingly no liabilities have been established related to such.

Foreclosed real estate:  Real estate properties acquired through loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure.  Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.  Valuations are periodically performed by management, and an allowance for losses is established by a charge to noninterest expense if the carrying value of a property exceeds its fair value less estimated selling costs.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Premises and equipment:  Premises and equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed primarily by straight-line and double-declining balance methods over the following estimated useful lives:

Years

Building and improvements	5 - 50
Automobiles, furniture and equipment	3 - 20

Rental real estate:  Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which are stated at cost, net of accumulated depreciation of approximately $1,951,000 and $1,819,000 for the years ended December 31, 2011 and 2010, respectively.  Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.  Useful lives are the same as used for premises and equipment.

Title plant:  Title plant is an intangible asset that represents the value paid for the land tract files, plat books, indexes, and real estate records used in the abstracting services performed by First Iowa Title Services, Inc., a wholly-owned subsidiary of the Bank.  Title plant is carried at cost and is not depreciated.  Costs incurred to maintain and update the title plant are expensed as incurred.  Title plant is subject to an impairment test on an annual basis or more often if conditions indicate a possible impairment.  The Company determined in 2011 that title plant was impaired in the amount of $196,000, which is included in other noninterest expenses.  There was no impairment in 2010 or 2009.

Bank-owned life insurance:  The carrying amount of bank-owned life insurance consists of the initial premium paid plus increases in cash value less the carrying amount associated with any death benefit received.  Death benefits paid in excess of the applicable carrying amount are recognized as income, which is exempt from income taxes.

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

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely to be realized upon settlement with the applicable taxing authority.  Interest and penalties related to income taxes are recorded as miscellaneous expense in the statements of income.

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

INDEX

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Earnings per common share:  Basic earnings per common share represents income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented.  The earnings per common share amounts - assuming dilution was computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options, restricted stock and common stock warrants.

Operating segments:  The Company uses the “management approach” for reporting information about segments in annual and interim financial statements.  The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company.  Based on the management approach model, the Company has determined that its business is comprised of one reporting segment.  The Company operates primarily in the banking industry, which accounts for the majority of its revenues, operating income and assets.  All other segments were considered minor and classified as other, with operations consisting of real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.  The primary source of income for the Company is interest from the origination or purchase of residential real estate, commercial real estate, and consumer loans.  The Company accepts deposits from customers in the normal course of business primarily in north central, central and southeastern Iowa.

Stock compensation:  Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Recent accounting pronouncements:  In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which amends ASC 820-10 to require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the roll forward activity in Level 3 fair value measurements.  ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation of each class of assets and liabilities within a line item in the statement of financial condition and clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company’s adoption of this guidance did not have an impact on its financial condition or results of operations.

In July 2010, the FASB issued ASU 2010-20, Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310, Receivables, by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses.  The objective of enhancing these disclosures is to improve a financial statement user’s understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes.  The new and amended disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting periods ending on or after December 15, 2010, which for the Company was the annual reporting period ending December 31, 2010.  However, the disclosures that include information for activity that occurs during a reporting period are effective for the first interim or annual periods beginning after December 15, 2010, which for the Company was the quarterly period beginning January 1, 2011.  Those disclosures include the activity in the allowance for credit losses for each period. In January 2011, the FASB temporarily delayed the effective date of the disclosures required for TDR loans for public companies.  Since the provisions of ASU 2010-20 are disclosure related, the Company’s adoption of this guidance did not have an impact on its financial statements.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In April 2011, the FASB issued ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which amended guidance clarifying for creditors which restructured loans are considered TDR.  To qualify as a TDR, a creditor must separately conclude that the restructuring constitutes a concession and that the debtor is experiencing financial difficulty.  The amended guidance is effective for public companies for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption.  The Company adopted this guidance effective July 1, 2011.  The adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05, Amendments to Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company adopted this guidance effective September 30, 2011. The adoption did not have a material impact on the Company's consolidated financial statements.

In September 2011, FASB issued ASU No. 2011-09, Disclosures about an Employer’s Participation in a Multiemployer Plan.  For employers that participate in multiemployer pension plans, this guidance requires an employer to provide additional quantitative and qualitative disclosures. The amended disclosures provide users with more detailed information about an employer’s involvement in multiemployer pension plans.  For public entities, this guidance is effective for annual periods for fiscal years ending after December 15, 2011, which for the Company is December 31, 2011 and should be applied retrospectively for all prior periods presented.  Since the provisions of ASU 2011-09 are disclosure related, the Company’s adoption of this guidance did not have an impact on its financial statements.

Reclassifications:  Certain amounts in the prior period financial statements have been reclassified, with no effect on net income or stockholders’ equity, to be consistent with the current period classification.

Note 2.	Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  Those reserve balances totaled approximately $25,000 and $5,942,000 at December 31, 2011 and 2010, respectively.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3.	Securities

Securities available-for-sale as of December 31, 2011 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Debt securities:
U.S. Government agencies	$5,249,999	$50,496	$-	$5,300,495
Mortgage-backed securities(1)	17,709,321	550,073	-	18,259,394
Collateralized mortgage obligations(1)	26,190,653	485,319	(19,124)	26,656,848
State and local obligations	13,768,845	389,826	(5,468)	14,153,203
Corporate bonds	3,615,538	4,750	(23,271)	3,597,017
	$66,534,356	$1,480,464	$(47,863)	$67,966,957

Securities available-for-sale as of December 31, 2010 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Debt securities:
U.S. Government agencies	$8,646,763	$93,659	$(46,503)	$8,693,919
Mortgage-backed securities(1)	13,735,714	290,895	(163,780)	13,862,829
Collateralized mortgage obligations(1)	19,469,375	59,302	(240,553)	19,288,124
State and local obligations	5,103,472	25,888	(139,697)	4,989,663
Corporate bonds	1,622,912	-	(21,676)	1,601,236
	$48,578,236	$469,744	$(612,209)	$48,435,771

(1) All mortgage backed securities and collateralized mortgage obligations consist of securities issued by
FNMA, FHLMC and GNMA and are backed by residential mortgage loans.

Securities available-for-sale with fair market values of approximately $1,759,000 and $1,042,000 at December 31, 2011 and 2010, respectively, were pledged to the Federal Reserve Discount Window for borrowings.

State and local obligations included general obligation bonds totaling $6,943,324 and $2,455,869 at December 31, 2011 and 2010, respectively.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2011 and 2010, are summarized as follows:

	2011
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
Collateralized mortgage obligations	$3,333,267	$(19,124)	$-	$-	$3,333,267	$(19,124)
State and local obligations	1,121,587	(5,468)	-	-	1,121,587	(5,468)
Corporate bonds	2,337,518	(23,271)	-	-	2,337,518	(23,271)
	$6,792,372	$(47,863)	$-	$-	$6,792,372	$(47,863)

	2010
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
U.S. Government agencies	$1,577,870	$(46,503)	$-	$-	$1,577,870	$(46,503)
Mortgage-backed securities	5,810,547	(163,780)	-	-	5,810,547	(163,780)
Collateralized mortgage obligations	12,776,228	(240,553)	-	-	12,776,228	(240,553)
State and local obligations	3,096,965	(139,697)	-	-	3,096,965	(139,697)
Corporate bonds	1,601,236	(21,676)	-	-	1,601,236	(21,676)
	$24,862,846	$(612,209)	$-	$-	$24,862,846	$(612,209)

The total number of securities in the investment portfolio in an unrealized loss position at December 31, 2011 was 9 compared to 35 at December 31, 2010.  The Company conducts quarterly reviews to identify and evaluate each investment that has an unrealized loss.  The unrealized losses for the above investment securities are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.  The review takes into consideration the intent of the Company to not sell the security or whether it is more-likely-than-not that the Company will be required to sell the security before its anticipated recovery, as well as other qualitative factors.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The amortized cost and fair value of debt securities as of December 31, 2011 by contractual maturity are shown below.  Certain securities have call features, which allow the issuer to call the security prior to maturity.  Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.  Therefore, these securities are not included in the maturity categories in the following maturity summary:

	December 31, 2011
	Amortized
	Cost	Fair Value

Due in one year or less	$50,000	$50,160
Due from one to five years	8,496,924	8,540,410
Due from five to ten years	6,375,400	6,608,823
Due in over ten years	7,712,058	7,851,322
Mortgage-backed securities and
collateralized mortgage obligations	43,899,974	44,916,242
	$66,534,356	$67,966,957

The following is a summary of securities sold during the years ended December 31, 2011, 2010 and 2009, excluding the redemption of restricted equity securities:

	2011	2010	2009

Sales proceeds	$3,379,805	$207,732	$9,071,720
Gross realized gains	135,754	7,652	382,504
Gross realized losses	-	-	(19,944)

Included in the interest income on securities was dividend income of $106,170, $92,338 and $71,096 for the years ended December 31, 2011, 2010 and 2009, respectively.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4.	Loans Receivable

Loans receivable at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
First mortgage loans:
1-4 Family residential real estate	$138,581,219	$141,061,321
Multifamily real estate	48,656,251	57,461,170
Commercial real estate	67,322,328	69,253,792
Construction and land development	2,111,575	4,193,756
Total first mortgage loans	256,671,373	271,970,039

Consumer loans:
Automobile	13,829,186	13,548,710
Second mortgage	43,897,879	51,349,053
Other	3,666,196	4,282,717
Total consumer loans	61,393,261	69,180,480

Total loans	318,064,634	341,150,519

Undisbursed portion of construction loans	(470,938)	(295,609)
Unearned premiums, net	22,340	83,528
Net deferred loan origination fees	(392,443)	(331,010)
Allowance for loan losses	(5,845,730)	(6,146,861)
	$311,377,863	$334,460,567

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Activity in the allowance for loan losses by segment for the years ended December 31, 2011 and 2010 are summarized in the following tables.

	For the Year Ended December 31, 2011
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Beginning balance	$2,555,094	$354,911	$803,850	$1,009,630	$1,423,376	$6,146,861
Charge-offs	(1,286,350)	(70,000)	(278,387)	(184,456)	(647,957)	(2,467,150)
Recoveries	10,083	-	-	126	20,810	31,019
Provisions	1,248,455	45,927	(9,356)	303,018	546,956	2,135,000
Ending balance	$2,527,282	$330,838	$516,107	$1,128,318	$1,343,185	$5,845,730

	For the Year Ended December 31, 2010
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Beginning balance	$1,991,889	$2,510,656	$620,475	$679,097	$1,368,478	$7,170,595
Charge-offs	(539,000)	(3,491,360)	(26,243)	(511,065)	(563,920)	(5,131,588)
Recoveries	-	-	-	675	16,179	16,854
Provisions	1,102,205	1,335,615	209,618	840,923	602,639	4,091,000
Ending balance	$2,555,094	$354,911	$803,850	$1,009,630	$1,423,376	$6,146,861

Activity in the allowance for loan losses is summarized as follows for the year ended December 31, 2009:

2009

Balance, beginning	$5,379,155
Provision charged to income	2,450,000
Loans charged off	(675,926)
Recoveries	17,366
Balance, ending	$7,170,595

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following tables present the balance in the allowance for loan losses and recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010.

	December 31, 2011
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Individually evaluated for impairment	$738,650	$202,000	$-	$142,400	$61,582	$1,144,632
Collectively evaluated for impairment	1,788,632	128,838	516,107	985,918	1,281,603	4,701,098
Total ending allowance balance	$2,527,282	$330,838	$516,107	$1,128,318	$1,343,185	$5,845,730

Loans:
Individually evaluated for impairment	$8,421,631	$1,835,950	$-	$4,509,307	$478,757	$15,245,645
Collectively evaluated for impairment	58,900,697	275,625	48,656,251	134,071,912	60,914,504	302,818,989
Total ending loan balance	$67,322,328	$2,111,575	$48,656,251	$138,581,219	$61,393,261	$318,064,634

	December 31, 2010
				1-4 Family
	Commercial	Construction and	Multi-Family	Residential
	Real Estate	Land Development	Real Estate	Real Estate	Consumer	Total
Allowance for Loan Losses:
Individually evaluated for impairment	$1,121,500	$237,000	$201,500	$85,111	$115,683	$1,760,794
Collectively evaluated for impairment	1,433,594	117,911	602,350	924,519	1,307,693	4,386,067
Total ending allowance balance	$2,555,094	$354,911	$803,850	$1,009,630	$1,423,376	$6,146,861

Loans:
Individually evaluated for impairment	$12,194,848	$3,301,345	$1,558,628	$5,167,369	$607,064	$22,829,254
Collectively evaluated for impairment	57,058,944	892,411	55,902,542	135,893,952	68,573,416	318,321,265
Total ending loan balance	$69,253,792	$4,193,756	$57,461,170	$141,061,321	$69,180,480	$341,150,519

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following tables summarize the recorded investment in impaired loans by segment, including loans for which no impairment is recorded, loans for which an impairment is recorded, and the resulting allowance for the impairment by segment as of December 31, 2011 and 2010.

	December 31, 2011

		Unpaid Principal	Associated	Average
	Carrying Amount	Balance	Allowance	Balance
With no specific allowance recorded:
Commercial Real Estate	$-	$-	$-
Construction and Land Development	-	-	-
Multi-Family Real Estate	-	-	-
1-4 Family Residential Real Estate	3,764,936	3,764,936	-
Consumer	349,300	349,300	-
With an allowance recorded:
Commercial Real Estate	8,421,631	8,421,631	738,650
Construction and Land Development	1,835,950	1,835,950	202,000
Multi-Family Real Estate	-	-	-
1-4 Family Residential Real Estate	744,371	744,371	142,400
Consumer	129,457	129,457	61,582
Total:
Commercial Real Estate	8,421,631	8,421,631	738,650	$8,797,584
Construction and Land Development	1,835,950	1,835,950	202,000	2,475,918
Multi-Family Real Estate	-	-	-	389,657
1-4 Family Residential Real Estate	4,509,307	4,509,307	142,400	4,782,398
Consumer	478,757	478,757	61,582	785,557
	$15,245,645	$15,245,645	$1,144,632	$17,231,114

	December 31, 2010

		Unpaid Principal	Associated	Average
	Carrying Amount	Balance	Allowance	Balance
With no specific allowance recorded:
Commercial Real Estate	$1,584,352	$1,852,852	$-
Construction and Land Development	892,017	2,962,017	-
Multi-Family Real Estate	-	-	-
1-4 Family Residential Real Estate	4,560,823	4,872,752	-
Consumer	433,793	442,786	-
With an allowance recorded:
Commercial Real Estate	10,610,496	10,610,496	1,121,500
Construction and Land Development	2,409,328	2,409,328	237,000
Multi-Family Real Estate	1,558,628	1,558,628	201,500
1-4 Family Residential Real Estate	606,546	606,546	85,111
Consumer	173,271	173,271	115,683
Total:
Commercial Real Estate	12,194,848	12,463,348	1,121,500	$9,780,378
Construction and Land Development	3,301,345	5,371,345	237,000	7,277,842
Multi-Family Real Estate	1,558,628	1,558,628	201,500	519,543
1-4 Family Residential Real Estate	5,167,369	5,479,298	85,111	5,083,518
Consumer	607,064	616,057	115,683	544,684
	$22,829,254	$25,488,676	$1,760,794	$23,205,965

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Interest income recognized on impaired loans was approximately $617,000, $572,000, and $931,000 for years ended 2011, 2010 and 2009 respectively.

Credit Quality Indicators

Credit quality indicators are used by management in determining the allowance for loan losses.  The primary credit quality indicators used by management include loan classification and delinquency status.  These indicators are used to identify and evaluate trends and deterioration in the loan portfolio.

The primary credit quality indicator used by management in the commercial real estate, construction and land development, and multi-family real estate loan portfolios is the internal classification of the loans.  Loans in these portfolios that are over $500,000 are reviewed annually at which time they are assigned a classification.  Loans may also be reviewed prior to the annual review cycle based on current information that becomes available regarding the borrower’s ability to service the loan.  Loans may be classified as watch, special mention, substandard, or doubtful.  An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Substandard assets include those characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.  Assets that do not expose the bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve management’s close attention are designated as special mention.  If left uncorrected, these potential weaknesses could increase the level of risk to the Bank in the future.  Commercial loans to borrowers whose most recent financial information shows deterioration in the earliest stages and warrant greater than routine attention and monitoring by management are designated as watch.  Impaired loans and troubled debt restructurings are generally classified as substandard or doubtful.

The primary credit quality indicator used by management in the residential real estate and consumer loan portfolios is the delinquency status of the loans.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following tables summarize the recorded investment in loan segments by credit quality indicator as of December 31, 2011 and 2010.  Past due status is reported as of December 31, 2011 and 2010.  Internal classification ratings reflect the most recent classification assigned generally based on an annual review performed during the periods reported.

	Commercial Loans
	Credit risk profile by internally assigned grade
	December 31, 2011
	Commercial	Construction and	Multi-Family
	Real Estate	Land Development	Real Estate	Total
Grade:
Pass	$52,737,956	$275,625	$45,239,400	$98,252,981
Watch	6,162,741	-	3,416,851	9,579,592
Special Mention	-	-	-	-
Substandard	7,682,981	1,633,950	-	9,316,931
Doubtful	738,650	202,000	-	940,650
	$67,322,328	$2,111,575	$48,656,251	$118,090,154

	December 31, 2010
	Commercial	Construction and	Multi-Family
	Real Estate	Land Development	Real Estate	Total
Grade:
Pass	$53,092,384	$892,411	$53,291,156	$107,275,951
Watch	3,966,560	-	2,611,386	6,577,946
Special Mention	-	-	-	-
Substandard	11,073,348	3,064,345	1,357,128	15,494,821
Doubtful	1,121,500	237,000	201,500	1,560,000
	$69,253,792	$4,193,756	$57,461,170	$130,908,718

	Residential Real Estate and Consumer Loans
	Credit risk profile based on delinquency status
	December 31, 2011
	1-4 Family
	Residential	Second	Other Consumer
	Real Estate	Mortgage	Loans	Total
Current	$136,573,437	$43,582,655	$17,201,581	$197,357,673
Past due 30-89 days	921,298	117,620	233,208	1,272,126
Past due 90 days and greater	1,086,484	197,604	60,593	1,344,681
	$138,581,219	$43,897,879	$17,495,382	$199,974,480

	December 31, 2010
	1-4 Family
	Residential	Second	Other Consumer
	Real Estate	Mortgage	Loans	Total
Current	$137,430,650	$50,136,653	$17,590,417	$205,157,720
Past due 30-89 days	1,473,094	786,900	203,341	2,463,335
Past due 90 days and greater	2,157,577	425,500	37,669	2,620,746
	$141,061,321	$51,349,053	$17,831,427	$210,241,801

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

An aging analysis of the recorded investment in loans by segment at December 31, 2011 and 2010 are summarized as follows.

	December 31, 2011
	30-89 Days	90 Days Past Due
	Past Due	and Greater	Total Past Due	Current	Total
Commercial Loans:
Commercial Real Estate	$26,796	$-	$26,796	$67,295,532	$67,322,328
Construction and Land Development	1,132,119	703,831	1,835,950	275,625	2,111,575
Multi-Family Real Estate	-	-	-	48,656,251	48,656,251
1-4 Family Residential Real Estate	921,298	1,086,484	2,007,782	136,573,437	138,581,219
Consumer:
Second mortgage	117,620	197,604	315,224	43,582,655	43,897,879
Other consumer loans	233,208	60,593	293,801	17,201,581	17,495,382
	$2,431,041	$2,048,512	$4,479,553	$313,585,081	$318,064,634

	December 31, 2010
	30-89 Days	90 Days Past Due
	Past Due	and Greater	Total Past Due	Current	Total
Commercial Loans:
Commercial Real Estate	$-	$440,193	$440,193	$68,813,599	$69,253,792
Construction and Land Development	-	1,411,752	1,411,752	2,782,004	4,193,756
Multi-Family Real Estate	373,518	1,558,628	1,932,146	55,529,024	57,461,170
1-4 Family Residential Real Estate	1,473,094	2,157,577	3,630,671	137,430,650	141,061,321
Consumer:
Second mortgage	786,900	425,500	1,212,400	50,136,653	51,349,053
Other consumer loans	203,341	37,669	241,010	17,590,417	17,831,427
	$2,836,853	$6,031,319	$8,868,172	$332,282,347	$341,150,519

There were no loans greater than 90 days past due and still accruing interest at December 31, 2011 and 2010.  Nonaccrual loans at December 31, 2011 and 2010 by segment are summarized below:

	2011	2010
Commercial Loans:
Commercial Real Estate	$1,511,299	$5,408,650
Construction and Land Development	1,835,950	1,679,839
Multi-Family Real Estate	-	1,558,628
1-4 Family Residential Real Estate	1,086,485	2,459,406
Consumer:
Second mortgage	197,603	425,500
Other consumer loans	60,593	37,669
	$4,691,930	$11,569,692

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

TDRs are loans on which, due to the borrower’s financial difficulties, a concession has been granted that would not otherwise be considered.  In most cases, modifications of loan terms that could potentially qualify as a TDR include reduction of contractual interest rate, extension of the maturity date or a reduction of the principal balance.  A TDR is placed on accrual status when both principal and interest are current and it is probable that we will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.  All loans classified as TDRs are considered to be impaired.

The following table summarizes loans that have been restructured for year ended December 31, 2011:

	December 31, 2011
	Number of Loans	Pre-restructuring Principal Balance	Post-restructuring Principal Balance
Troubled debt restructurings:
Commercial Real Estate	3	$5,919,269	$5,919,269
Construction and Land Development	1	743,761	743,761
Multi-Family Real Estate	-	-	-
1-4 Family Residential Real Estate	15	1,515,061	1,570,377
Consumer	13	377,400	356,785
Total:	32	$8,555,491	$8,590,192

The TDRs described above increased the allowance for loan losses by approximately $123,000 for the year ended December 31, 2011 and resulted in charge-offs of $33,500 for the year ended December 31, 2011.  The majority of these TDRs were a result of changes in interest rates and accounted for approximately 90% of the modifications.  The difference between the post-restructuring principal balance compared to the pre-restructuring principal balance is due to charge-offs or capitalization of interest.  One 1-4 family residential real estate loan received an advance of additional funds of approximately $26,000.

A restructured loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.  The following table summarizes, as of December 31, 2011, loans that were restructured within the last 12 months that have subsequently defaulted during the reported period:

	December 31, 2011
	Number of Loans	Principal Balance of Defaulted Loans
Commercial Real Estate	-	$-
Construction and Land Development	1	703,831
Multi-Family Real Estate	-	-
1-4 Family Residential Real Estate	4	472,363
Consumer	2	31,434
Total:	7	$1,207,628

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been made, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties.

Activity in loans receivable from these related parties of the Company consisted of the following for the years ended December 31, 2011 and 2010:

	2011	2010

Beginning balance	$496,638	$301,882
New loans	448,000	491,414
Available line of credit balance	-	(155,537)
Change in status	(378,136)	(122,925)
Repayments	(8,339)	(18,196)
Ending balance	$558,163	$496,638

Note 5.	Loan Servicing

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC) and the Mortgage Partnership Finance (MPF) Program of the FHLB of Des Moines are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans at December 31, 2011 and 2010 were $134,178,766 and $134,303,273, respectively.  Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $1,408,663 and $1,237,935 at December 31, 2011 and 2010, respectively.

Note 6.	Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2011	2010

Land	$3,765,799	$3,765,799
Buildings and improvements	11,064,498	11,043,738
Leasehold improvements	203,567	58,552
Furniture, fixtures and equipment	5,770,582	5,149,780
Vehicles	128,811	156,807
	20,933,257	20,174,676
Less accumulated depreciation	9,329,055	8,676,093
	$11,604,202	$11,498,583

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7.	Deposits

Deposits at December 31 were as follows:

	2011	2010
Demand deposit accounts:
Noninterest-bearing	$20,611,897	$19,089,162
Interest-bearing	133,265,490	116,865,788
Savings accounts	33,272,368	30,713,715
Money market savings	34,437,965	33,999,781
Certificates of deposit	139,263,007	149,164,458
	$360,850,727	$349,832,904

Scheduled maturities of certificates of deposit at December 31 were as follows:

Year ending December 31:	2011
2012	$70,487,863
2013	29,447,716
2014	19,160,438
2015	11,267,030
2016	8,899,960
$139,263,007

Interest expense on deposits consisted of the following:

	Years Ended December 31,
	2011	2010	2009

Demand deposit accounts	$1,051,315	$773,780	$171,281
Savings accounts	37,560	53,479	54,959
Money market savings	98,441	198,528	297,135
Certificates of deposit	3,367,803	4,288,145	6,278,631
	$4,555,119	$5,313,932	$6,802,006

The aggregate amounts of certificates of deposit in excess of $100,000 were $31,395,546 and $25,588,973 as of December 31, 2011 and 2010, respectively.  Certificates of deposit include approximately $567,000 and $558,000 of brokered certificates of deposit as of December 31, 2011 and 2010, respectively.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 8.	Borrowed Funds

Borrowed funds at December 31, 2011 consist of borrowings from the FHLB as follows:

	Weighted-
Stated	Average
Maturity	Interest Rate	Amount

2012	4.33%	$13,000,000
2013	0.98	4,750,000
2014	1.31	3,500,000
2015	1.68	1,500,000
2016	-	-
Thereafter	2.65	3,000,000
	2.95%	$25,750,000

Borrowed funds at December 31, 2010 included borrowings from the FHLB of $49,250,000.  Such borrowings carried a weighted-average interest rate of 3.77% with maturities ranging from 2010 through 2020.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.  At December 31, 2011, loans with a principal balance of $178,237,915 were pledged to the FHLB.

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

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987.  However, at December 31, 2011, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses.  If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then-existing rates.  The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Income tax expense is summarized as follows:

	Years Ended December 31,
	2011	2010	2009

Current	$573,545	$222,614	$791,876
Deferred	212,455	254,886	732,824
	$786,000	$477,500	$1,524,700

Deferred tax assets and liabilities consisted of the following components as of December 31, 2011 and 2010:

	2011	2010

Deferred tax assets:
Allowance for loan losses	$2,180,000	$2,293,000
Capital loss carry forward	385,000	391,000
Deferred directors fees and compensation	68,000	60,000
Deferred income	24,000	32,000
Accrued expenses	403,000	323,000
Tax credit carryforward	-	59,000
Stock-based compensation expense	70,000	70,000
Unrealized losses on securities available for sale	-	53,000
Other	35,000	135,000
Total gross deferred tax assets	3,165,000	3,416,000

Valuation allowance	(382,000)	(382,000)
Net deferred tax assets	2,783,000	3,034,000

Deferred tax liabilities:
Premises and equipment	508,000	356,000
Unrealized gains on securities available-for-sale	534,000	-
Title plant	127,000	204,000
Servicing rights	239,000	287,000
Other	23,361	35,406
Total gross deferred tax liabilities	1,431,361	882,406

Net deferred tax assets	$1,351,639	$2,151,594

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The valuation allowance for deferred tax assets at December 31, 2011 and 2010, totaled $382,000.  The valuation allowance and the change in valuation allowance relate to realized and unrealized capital losses on certain equity investments in which the Company does not expect to be able to realize related tax benefits because of limitations on utilization of capital losses only against capital gains for federal and state tax purposes.

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,
	2011		2010		2009
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Income before income taxes	$1,164,283	34.0%	$742,161	34.0%	$1,602,731	34.0%
Nontaxable income	(180,127)	(5.3)	(142,534)	(6.5)	(134,292)	(2.8)
State income tax, net of
federal income tax benefit	92,312	2.7	59,477	2.7	109,659	2.3
Low-income housing tax credit	(225,401)	(6.6)	(191,356)	(8.8)	(139,287)	(3.0)
KSOP	(2,555)	(0.1)	(1,398)	(0.1)	(1,398)	0.0
Increase (decrease) to valuation
allowance	-	0.0	(2,854)	(0.1)	(15,103)	(0.3)
Decrease in liability for unrecognized	-	0.0	(50,000)	(2.3)	-	0.0
tax benefits
Other	(62,512)	(1.8)	64,004	3.0	102,390	2.1
Income tax expense	$786,000	23.0%	$477,500	21.9%	$1,524,700	32.3%

Accounting guidance on uncertain tax positions addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements.  The Company recognizes the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation.  The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.  As of December 31, 2011 and 2010 the liability for unrecognized tax benefits was $150,000.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its state nexus issues.  The Company’s tax reserves reflect management’s judgment as to the resolution of the issues involved if subject to judicial review.  While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve.  With respect to these reserves, the Company’s income tax expense would include (1) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue, and (2) any difference from the Company’s tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

Income tax returns for the years 2008 through 2011, with few exceptions, remain open to examination by federal and state taxing authorities.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10.	Employee Benefit Plans

Retirement plans:  The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax qualified defined-benefit pension plan.  The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333.  The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.  There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities.  Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.  The funded status of the Pentegra DB Plan as of June 30, 2011 and 2010 exceeded 80%.  For the plan years ended June 30, 2011 and 2010, the Bank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.  The Pentegra DB Plan is not under a funding improvement plan and there have been no changes in the plan affecting comparability of contributions from period to period.

The Bank recognized $317,000, $211,000 and $98,000 in pension expense for the years ended December 31, 2011, 2010 and 2009, respectively.  Effective July 1, 2008 the plan was frozen, eliminating future benefit accruals.

The Bank also has a defined contribution plan covering substantially all employees, the 401(k) and Stock Ownership Plan (the Plan).  The Plan consists of two components.  The first component is intended to qualify as a profit sharing plan under Code Section 401(a) and includes a qualified cash or deferred arrangement under Code Section 401(k).  This component includes elective deferral contributions, matching contributions and discretionary contributions invested in assets other than qualifying employer securities.  The second component, the employee stock option plan (“ESOP”) component, is intended to qualify as a qualified stock bonus plan under Code Section 401(a) and as an employee stock ownership plan under Code Section 4975(e)(7).  This component includes elective deferral contributions, matching contributions and discretionary contributions primarily invested in qualifying employer securities.  The plan provides for participant-directed investments and is intended to comply with the Employee Retirement Income Security Act of 1974, Section 404(c).

The contributions made by the Company to the Plan are determined by matching contributions on elective deferrals and a profit sharing component determined annually by the Board of Directors.  Contribution expense for the years ended December 31, 2011, 2010, and 2009 totaled approximately $140,482, $141,197, and $136,011, respectively.

As of December 2011 and 2010, the Plan held 181,797 shares and 189,941 shares respectively, of the Company stock. These shares are included in the computation of earnings per share.  Dividends on shares held in the plan may be reinvested in Company stock or paid in cash to the participants, at the election of the participants.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11.	Stock Based Compensation Plans

In 1996, the stockholders of the Company ratified the 1996 Incentive Stock Option Plan (the 1996 Plan), which permitted the grant of 441,105 shares of common stock to its directors and employees.  The 1996 Plan was intended to promote stock ownership by directors and selected officers of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain employed with the Company or its subsidiaries.  The 1996 Plan provided for the grant of options at an exercise price equal to the market price of the Company’s stock on the date of grant.  The option awards have a 10-year contractual term.  Options granted to officers vest in five equal annual installments commencing on the first anniversary of the grant date and continuing each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the 1996 Plan.  Options granted to directors vest immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.  All awards were nonqualified stock options.  Effective April 2006, upon stockholder approval of the North Central Bancshares, Inc. 2006 Stock Incentive Plan (the 2006 Plan), no further awards under the 1996 Plan may be granted.

On April 28, 2006, the stockholders of the Company approved the Company’s adoption of the 2006 Plan, which permits the grant of 125,000 shares of common stock to its directors and officers.  The 2006 Plan is intended to promote growth and profitability, to provide certain key officers and non-employee directors of the Company with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in the Company.  Awards granted under the 2006 Plan may include stock options, restricted stock grants and stock appreciation rights.  The 2006 Plan provides for the grant of options at an exercise price no less than the market price of the Company’s stock on the date of grant.  The option awards may have a contractual term up to 10 years. The 2006 Plan is administered by the Compensation Committee of the Company’s Board of Directors, including determining the type of awards made and establishing other terms and conditions applicable to the award.  As of December 31, 2011, a total of 21,020 shares have been awarded under the 2006 Plan in the form of stock options and restricted stock grants.  Shares available for grant under the 2006 Plan totaled 103,980 shares as of December 31, 2011.

Compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Total employee stock-based compensation was as follows as of December 31:

	2011	2010	2009

Total employee stock-based compensation
expense recognized in income, net of tax effect
of $22,504 in 2011, $21,261 in 2010, and $22,810 in 2009	$37,829	$35,739	$38,344

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2011, stock-based compensation expense not yet recognized in income totaled $23,804, which is expected to be recognized over a weighted average remaining period of 0.5 years.

At the grant date, the fair value of options awarded to recipients is estimated using a Black-Scholes valuation model.  The exercise price of stock options equals the fair market value of the underlying stock at the date of grant.  There were no options granted in 2011, 2010, or 2009.  The intrinsic value of options exercised during the years ended December 31, 2011 and 2009 was none and $740, respectively.  No options were exercised during the year ended December 31, 2010.

The table below reflects option activity for the period indicated:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining	Aggregate
	Number	Price per	Contractual	Intrinsic
	of Shares	Share	Term Years	Value (1)

Outstanding, December 31, 2010	65,200	$31.52
Forfeited	(19,700)	18.99
Exercised	(2,000)	20.59
Outstanding, December 31, 2011	43,500	$37.70	3.3	$0

Exercisable at December 31, 2011	43,500	$37.70	3.3

(1) Exercise price of all remaining options exceed December 31, 2011 trading price.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2011	3,500	$19.01
Granted	3,625	16.50
Vested (2)	3,000	17.88
Forfeited	-	-
Nonvested at December 31, 2011	4,125	$17.62

(2) Average fair value per share at vesting date equaled $16.50.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12.	Stockholders’ Equity

Preferred Stock:  On January 9, 2009, the Company issued 10,200 shares of perpetual cumulative senior preferred stock to the U.S. Department of the Treasury (the “Treasury”) under the Capital Purchase Program (“CPP”).  The preferred stock had a par value of $0.01 per share and a liquidation preference of $1,000 per share, or $10,200,000.  On December 14, 2011, the Company redeemed all 10,200 shares of its Series A preferred stock for $10,200,000.  The remaining unamortized discount was amortized at the same time.

The fair value of the preferred stock at issue was $10,100,732.  The fair value of the preferred stock was based on assumptions regarding the discount rate (market rate on the preferred stock, which was estimated to be approximately 99.03% at the date of issuance).  Proceeds from the investment by Treasury were then allocated based upon the relative fair value of the preferred stock and common stock warrant described below.  Dividends were payable quarterly at the rate of five percent per annum until the fifth anniversary date of the issuance and at a rate of nine percent per annum thereafter.  The dividends were computed on the basis of a 360-day year consisting of twelve 30-day months.  The dividends were payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year.

Common Stock Warrant:  In connection with the issuance of the preferred stock described above, a common stock warrant exercisable for 99,157 shares of common stock (the “Warrant”) was issued to Treasury.  The Warrant was exercisable on or before January 9, 2019.  The fair value of the Warrant was $99,268.  The fair value of the Warrant was estimated at issue date using a Black-Scholes valuation model, with a market price of common stock on issue date of $10.50, a risk-free interest rate of 2.13%, expected price volatility of 19.48%, an expected life of 5 years, and an expected dividend yield of 0.38%.  The Warrant entitled the Treasury to purchase 99,157 shares of common stock at $15.43 per share.  The difference between the market value of a share of common stock and the exercise price of a share of common stock under the warrant was $2.53 per share as of December 31, 2011.

As more fully discussed below under “Subsequent Events,” on January 11, 2012, the Company completed the repurchase of the Warrant held by the Treasury. The Company paid $600,000 to the Treasury to repurchase the Warrant.  With this transaction, the Treasury no longer holds any investment in the Company.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2011, the Bank meets all capital adequacy requirements to which it is subject.

The Bank continues to meet the requirements to be categorized as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since those notifications that management believes have changed the Bank’s category.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Bank’s actual capital amounts and ratios are also presented in the following table:

							To Be Well-Capitalized
				For Capital			Under Prompt Corrective
	Actual			Adequacy Purposes			Action Provisions
	Amount		Ratio	Amount		Ratio	Amount		Ratio
	(000’s	)		(000’s	)		(000’s	)
As of December 31, 2011:
Total Capital (to risk-
weighted assets)	$42,624		14.7%	$23,139		8.0%	$28,924		10.0%
Tier I Capital (to risk-
weighted assets)	38,981		13.5	11,570		4.0	17,354		6.0
Tier I Capital (to
average assets)	38,981		8.7	17,956		4.0	22,445		5.0
As of December 31, 2010:
Total Capital (to risk-
weighted assets)	$50,029		16.5%	$24,194		8.0%	$30,242		10.0%
Tier I Capital (to risk-
weighted assets)	46,278		15.3	12,097		4.0	18,145		6.0
Tier I (Core) Capital
(to adjusted assets)	46,278		10.2	18,096		4.0	22,620		5.0
Tangible Capital (to
adjusted assets) (1)	46,278		10.2	6,786		1.5	-		-

(1) Under regulations as a federally-chartered stock savings bank, the Bank was subject to minimum tangible capital requirements at December 31, 2010.
The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by the Bank.  The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. To maintain acceptable capital ratios in the Bank, certain of its retained earnings are not available for the payment of dividends.

Note 13.	Other Noninterest Income and Expense

Other noninterest income amounts are summarized as follows for the years ended December 31:

	2011	2010	2009

Increase in cash surrender value - BOLI	$235,708	$244,183	$249,810
Investment and insurance sales	787,100	637,822	772,575
Rental income	486,864	484,725	480,050
Loan prepayment fees	43,142	35,563	250,118
All other	53,908	160,617	12,791
	$1,606,722	$1,562,910	$1,765,344

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Other noninterest expense amounts are summarized as follows for the years ended December 31:

	2011	2010	2009

Advertising and promotion	$392,181	$366,681	$511,567
Professional fees	796,726	615,313	772,602
Foreclosed real estate net expense	312,091	195,388	79,743
Printing, postage, stationery and supplies	436,646	442,916	441,802
Checking account charges	247,470	335,364	370,229
Insurance (non-employee)	149,560	166,783	167,613
Regulatory fees	100,733	127,248	129,935
Telephone	153,737	155,501	148,215
Apartment operating costs	370,575	347,492	344,438
Employee costs	214,088	208,154	165,926
Card service expenses	679,679	623,188	576,693
Title plant impairment	196,000	-	-
All other	1,122,731	1,128,006	1,075,556
	$5,172,217	$4,712,034	$4,784,319

Note 14.	Financial Instruments with Off-Statement of Financial Condition Risk

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

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

	Contract or Notional Amount
	December 31,
	2011	2010

Home equity lines	$14,197,903	$13,513,957
Other	7,719,211	2,142,750

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

The Bank has committed to purchase $1,500,000 of pro rata loan participation ownership interests from the Neighborhood Finance Corporation (NFC).  NFC is a non-profit organization with a mission to provide lending programs and related services to help revitalize targeted low-to-moderate income neighborhoods in Polk County, Iowa.  At December 31, 2011 and 2010, the remaining commitment was $423,953 and $798,105, respectively.

The Bank is a limited partner in two low income housing tax credit partnerships and has committed to a total investment of $865,861 in the partnerships.  At December 31, 2011 and 2010, the remaining commitment was $413,158 and $476,223, respectively.

Contingencies:  In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 15.	Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area comprised of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa.  The Bank’s underwriting policies require such loans to be 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained.  Approximately $71,376,000 of the Bank’s first mortgage loan portfolio at December 31, 2011 consisted of loans purchased or originated outside the State of Iowa.  At December 31, 2011, concentrations by state include California with $18,717,000, Washington with $8,574,000 and Colorado with $7,406,000.  These are generally one-to-four family, multifamily residential and commercial real estate loans secured by the underlying properties.  The loans are subject to the same underwriting guidelines as loans originated locally.  The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans.  Collateral for substantially all consumer loans consists of security agreements and/or Uniform Commercial Code filings on the purchased asset.

Note 16.	Fair Value

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.  The Company did not have any liabilities that were required to be valued at fair value under ASC 820 at December 31, 2011.  The Company’s securities available-for-sale are recorded at fair value on a recurring basis.  Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate and impaired loans.  These non-recurring fair value adjustments involve the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In accordance with ASC 820, the Company groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.  These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market.  These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset or liability.  Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.  The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

INDEX

Fair value measurements for assets measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010 were as follows:

	Fair Value Measurements at December 31, 2011

	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Debt securities:
U.S. Government agencies	$-	$5,300,495	$-	$5,300,495
Mortgage-backed securities	-	18,259,394	-	18,259,394
Collateralized mortgage obligations	-	26,656,848	-	26,656,848
State and local obligations	-	14,153,203	-	14,153,203
Corporate bonds	3,597,017	-	-	3,597,017
Total Securities available-for-sale	$3,597,017	$64,369,940	$-	$67,966,957

	Fair Value Measurements at December 31, 2010

	Quoted Prices in Active
	Markets For	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Description

Debt securities:
U.S. Government agencies	$-	$8,693,919	$-	$8,693,919
Mortgage-backed securities	-	13,862,829	-	13,862,829
Collateralized mortgage obligations	-	19,288,124	-	19,288,124
State and local obligations	-	4,989,663	-	4,989,663
Corporate bonds	1,601,236	-	-	1,601,236
Total Securities available-for-sale	$1,601,236	$46,834,535	$-	$48,435,771

When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy.  Examples include equity securities, U.S. Treasury securities and certain corporate bonds.  For other securities, the Company determines fair value based on various sources and may include observable prices for similar bonds where a price for the identical bond is not observable.  Securities measured at fair value by such methods are classified as Level 2.  The fair values of Level 2 securities are determined by pricing models that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers, and live trading systems.  Certain securities are not valued based on observable inputs and are, therefore, classified as Level 3.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of these securities is based on management’s best estimates.  The Company’s policy is to recognize transfer between levels at the end of each reporting period, if applicable.  There were no transfers between levels during the years ended December 31, 2011 and 2010.

Fair value measurements for assets measured at fair value on a nonrecurring basis were as follows:

	2011
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Impaired loans	$-	$-	$9,986,777	$9,986,777
Foreclosed real estate	-	-	1,749,986	1,749,986
Title plant	-	-	475,704	475,704
Total	$-	$-	$12,212,467	$12,212,467

	2010
	Quoted Prices
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total

Impaired loans	$-	$-	$13,597,475	$13,597,475
Foreclosed real estate	-	-	4,586,399	4,586,399
Total	$-	$-	$18,183,874	$18,183,874

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans or discounted cash flows and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable.  Such collateral’s fair value is determined based on appraisals by qualified licensed appraisers hired by the Company, and/or management’s expertise and knowledge of the client and client’s business.

Foreclosed real estate is initially recorded at fair value less estimated selling costs.  Subsequently it is carried at the lower of cost or fair value less estimated selling costs.  Fair value is estimated through current appraisals or listing prices.  Estimated fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3.

Title plant is carried at cost and is subject to impairment testing on an annual basis or more often if conditions indicate a possible impairment.  In determining the amount of impairment, fair value was estimated using industry multiples and cash flow data and included management adjustments based on current industry conditions and as such are classified in Level 3.

Fair Value Disclosures

Generally accepted accounting principles require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.  The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above.  The methodologies for other financial assets and financial liabilities are discussed below:

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Cash and due from banks:  The carrying amount of cash and due from banks represents the fair value.

Investments in certificates of deposit:  The fair value of investments in certificates of deposit is estimated based on discounted cash flows using current market interest rates.

Restricted equity securities:  The fair value of this untraded stock is estimated at its carrying value because the Company is able to redeem the stock at par value.

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

Deposits:  Fair values disclosed for demand, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand.  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds:  The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable:  The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit:  The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties.  At December 31, 2011 and 2010, the carrying amount and fair value of the commitments were not significant.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2011 and 2010 were as follows:

	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(nearest 000)		(nearest 000)
Financial assets:
Cash and due from banks	$17,405,082	$17,405,000	$20,603,808	$20,604,000
Investments in certificates of deposit	3,631,000	3,631,000	12,689,000	12,689,000
Securities available for sale	67,966,957	67,967,000	48,435,771	48,436,000
Restricted equity securities	3,123,200	3,123,000	3,017,200	3,017,000
Loans, net	311,377,863	320,358,000	334,460,567	341,055,000
Loans held for sale	1,657,813	1,658,000	332,178	332,000
Accrued interest receivable	1,622,767	1,623,000	1,754,292	1,754,000
Financial liabilities:
Deposits	360,850,727	362,938,000	349,832,904	353,328,000
Borrowed funds	25,750,000	26,697,000	49,250,000	51,118,000
Accrued interest payable	21,377	21,000	162,034	162,000

Note 17.	Restriction on Stockholders’ Equity

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

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18.	Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share – basic and earnings per common share - diluted, for the years ended December 31:

	2011	2010	2009

Basic earnings per common share:
Net income	$2,638,363	$1,705,325	$3,189,216
Preferred stock dividends and accretion of discount	550,127	528,800	514,924
Net income available to common stockholders	$2,088,236	$1,176,525	$2,674,292
Weighted average common shares outstanding - basic	1,350,077	1,346,949	1,342,320
Basic earnings per common share	$1.55	$0.87	$1.99

Diluted earnings per common share:
Net income available to common stockholders	$2,088,236	$1,176,525	$2,674,292
Weighted average common shares outstanding - basic	1,350,077	1,346,949	1,342,320
Effect of dilutive securities:
Stock options (1)	-	-	69
Restricted stock	3,943	3,578	3,356
Common stock warrant	7,416	2,115	708
Total diluted average common shares issued and outstanding	1,361,436	1,352,642	1,346,453
Diluted earnings per common share	$1.53	$0.87	$1.99

(1) For the years ending December 31, 2011 and 2010, outstanding options to purchase common stock totaled 43,500 and
65,200, respectively. These options were not dilutive because the exercise price of the options exceeded the average closing price of the Company's common stock.

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19.	North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

	Statements of Financial Condition
	December 31,
	2011	2010

ASSETS

Cash	$160,272	$202,722
Loans receivable, net	1,500,000	2,075,000
Investment in First Federal Savings Bank of Iowa	40,395,085	46,860,296
Deferred taxes	10,000	2,455
Prepaid and other assets	46,676	49,332

Total assets	$42,112,033	$49,189,805

LIABILITIES AND EQUITY

LIABILITIES
Accrued expenses and other liabilities	$14,551	$14,515

Total liabilities	14,551	14,515

EQUITY
Preferred stock	-	10,137,381
Common stock	13,557	13,502
Additional paid-in capital	18,167,895	18,066,437
Retained earnings	23,017,789	21,047,295
Accumulated other comprehensive income (loss)	898,241	(89,325)

Total equity	42,097,482	49,175,290

Total liabilities and equity	$42,112,033	$49,189,805

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Statements of Income
	Years Ended December 31,
	2011	2010	2009
Operating income:
Equity in net income of subsidiary	$2,686,890	$1,770,807	$3,252,339
Interest income	60,902	78,365	73,662
	2,747,792	1,849,172	3,326,001

Operating expenses:
Compensation and employee benefits	18,000	18,000	17,575
Other	154,329	168,047	151,810
	172,329	186,047	169,385

Income before income tax	2,575,463	1,663,125	3,156,616

Income tax (benefit)	(62,900)	(42,200)	(32,600)

Net income	$2,638,363	$1,705,325	$3,189,216

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,638,363	$1,705,325	$3,189,216
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in net (income) of First Federal Savings
Bank of Iowa	(2,686,890)	(1,770,807)	(3,252,339)
Dividends received from First Federal Savings
Bank of Iowa	10,200,000	-	-
Change in deferred income taxes	(7,545)	-	-
Change in assets and liabilities:
Prepaid expenses and other assets	2,656	(49,332)	16,665
Accrued expenses and other liabilities	-	(65,360)	66,362
Net cash provided by (used in) operating activities	10,146,584	(180,174)	19,904

CASH FLOWS FROM INVESTING ACTIVITIES, net
(increase) decrease in loans receivable	575,000	825,000	(2,841,822)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, preferred
stock and common stock warrant	41,180	-	10,230,000
Redemption of preferred stock	(10,200,000)	-	-
Capital contribution to subsidiary	-	-	(6,800,000)
Common and preferred dividends paid	(605,214)	(563,998)	(487,298)
Net cash provided by (used in) financing activities	(10,764,034)	(563,998)	2,942,702

Net change in cash and cash equivalents	(42,450)	80,828	120,784

CASH
Beginning	202,722	121,894	1,110
Ending	$160,272	$202,722	$121,894

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20.	Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2011
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$5,176	$5,120	$4,987	$4,932
Interest expense	1,606	1,523	1,335	1,225
Net interest income	3,570	3,597	3,652	3,707
Provision for loan losses	300	485	350	1,000
Net interest income after
provision for loan losses	3,270	3,112	3,302	2,707

Noninterest income:
Fees and service charges	1,150	1,231	1,247	1,089
Abstract fees	131	152	141	137
Mortgage banking income	116	108	247	220
Loan prepayment fees	1	12	2	28
Other income	371	397	382	414
Total noninterest income	1,769	1,900	2,019	1,888

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	-	-	-
Portion of loss recognized in other
comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	-	-	-
Realized securities gains (losses), net	-	30	86	20
Total securities gains (losses), net	-	30	86	20

Noninterest expense:
Compensation and employee benefits	1,880	1,911	2,033	1,986
Premises and equipment	505	443	439	454
Data processing	193	240	219	217
FDIC insurance expense	144	114	96	77
Foreclosed real estate impairment	71	318	64	103
Other	1,280	1,374	1,207	1,311
Total noninterest expense	4,073	4,400	4,058	4,148

Income before income taxes	966	642	1,349	467

Provision for income taxes	276	94	325	91
Net income	$690	$548	$1,024	$376

Basic earnings per common share	$0.41	$0.31	$0.66	$0.17

Diluted earnings per common share	$0.41	$0.31	$0.65	$0.16

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
	Year Ended December 31, 2010
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$5,788	$5,594	$5,476	$5,351
Interest expense	2,022	1,964	1,942	1,818
Net interest income	3,766	3,630	3,534	3,533
Provision for loan losses	800	1,610	168	1,513
Net interest income after
provision for loan losses	2,966	2,020	3,366	2,020

Noninterest income:
Fees and service charges	1,077	1,216	1,266	1,214
Abstract fees	143	164	175	155
Mortgage banking income	112	129	351	374
Loan prepayment fees	10	17	2	6
Other income	323	348	404	257
Total noninterest income	1,665	1,874	2,198	2,006

Investment securities gains (losses), net:
Total other-than-temporary impairment losses	-	-	-	-
Portion of loss recognized in other
comprehensive income (loss) before taxes	-	-	-	-
Net impairment losses recognized in earnings	-	-	-	-
Realized securities gains (losses), net	8	-
Total securities gains (losses), net	8	-	-	-

Noninterest expense:
Compensation and employee benefits	1,890	1,880	1,929	1,916
Premises and equipment	501	484	460	450
Data processing	213	230	217	212
FDIC insurance expense	144	140	135	143
Foreclosed real estate impairment	10	307	7	155
Other	996	1,162	1,139	1,220
Total noninterest expense	3,754	4,203	3,887	4,096

Income (loss) before income taxes	885	(309)	1,677	(70)

Provision (benefit) for income taxes	256	(180)	512	(110)
Net income (loss)	$629	$(129)	$1,165	$40

Basic earnings (loss) per common share	$0.37	$(0.19)	$0.77	$(0.07)

Diluted earnings (loss) per common share	$0.37	$(0.19)	$0.76	$(0.07)

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21.	Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose results are reviewed by the chief operating decision maker.  The Company has determined that it has one reportable segment, which is the traditional banking segment.  All other segments were considered quantitatively insignificant and grouped in the category “All Others.”  The traditional banking segment consists of the Company and the Bank.  The Bank operates as a federal savings bank providing deposit, loan and other related products to individuals and small businesses, primarily in the communities where the Bank’s offices are located.  The remaining grouping under the heading “All Others” consists of the operations of the subsidiaries under the Bank, which includes real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.

Transactions between affiliates, the resulting revenues of which are shown in the intersegment revenue category, are conducted at market prices, meaning prices that would be paid if the companies were not affiliates.

	Year Ended December 31, 2011
	Traditional
	Banking	All Others	Total

Interest income	$20,214,912	$-	$20,214,912

Interest expense	5,581,551	107,116	5,688,667
Net interest income (loss)	14,633,361	(107,116)	14,526,245

Provision for loan losses	2,135,000	-	2,135,000

Net interest income (loss) after
provision for loan losses	12,498,361	(107,116)	12,391,245

Noninterest income	5,827,515	1,748,428	7,575,943
Securities gains, net	135,754	-	135,754
Noninterest expense	14,804,879	1,873,700	16,678,579

Income (loss) before income taxes	3,656,751	(232,388)	3,424,363

Provision for income taxes	827,100	(41,100)	786,000

Net income (loss)	$2,829,651	$(191,288)	$2,638,363

Intersegment revenue (expense)	$487,518	$(487,518)	$-

Total assets	429,659,504	3,362,114	433,021,618

Total deposits	360,850,727	-	360,850,727

INDEX
North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2010

	Traditional
	Banking	All Others	Total

Interest income	$22,208,615	$-	$22,208,615

Interest expense	7,634,844	111,370	7,746,214
Net interest income (loss)	14,573,771	(111,370)	14,462,401

Provision for loan losses	4,091,000	-	4,091,000

Net interest income (loss) after
provision for loan losses	10,482,771	(111,370)	10,371,401

Noninterest income	6,255,171	1,683,194	7,938,365
Securities gain (losses), net	7,652	-	7,652
Noninterest expense	14,504,681	1,629,912	16,134,593

Income before income taxes	2,240,913	(58,088)	2,182,825

Provision for income taxes	468,800	8,700	477,500

Net income	$1,772,113	$(66,788)	$1,705,325

Intersegment revenue (expense)	$687,592	$(687,592)	$-

Total assets	448,725,812	3,537,854	452,263,666

Total deposits	349,832,904	-	349,832,904

Note 22.	Subsequent Events

Subsequent events have been evaluated through the date financial statements are filed with the Securities and Exchange Commission.  Through that date, there were no events requiring disclosure, except for the following:

On January 11, 2012, the Company completed the repurchase of the Warrant to purchase the Company’s common stock held by the Treasury. The Company paid $600,000 to the Treasury to repurchase the Warrant. With this transaction, the Treasury no longer holds any investment in the Company. In accordance with an undertaking made by the Company in its selling shareholder “shelf“ registration statement filed with the U.S. Securities and Exchange Commission to remove from registration, by means of a post-effective amendment, any of the securities that had been registered for issuance that remained unsold at the termination of its offering, on February 9, 2012, the Company filed a post-effective amendment to remove from registration the Warrant previously issued to the Treasury, and the shares of common stock underlying the Warrant.

In February 2012, the Company implemented a plan to sell First Iowa Title, the Bank’s subsidiary which provides real estate abstracting services.  The Company expects the sale of First Iowa Title to be completed during 2012.  First Iowa Title’s major asset and liability classes include $475,704 of title plant, $80,397 of other assets and $168,915 of liabilities.

INDEX

First Federal Savings Bank
OF IOWA

www.firstfederaliowa.com

Fort Dodge 825 Central 515-576-7531	Fort Dodge 201 So. 25th St. 515-576-3177	Nevada 404 Lincoln Hwy. 515-382-5408	Ames 316 So. Duff 515-232-4304	Perry 1111 – 141st St. 515-465-3187

Ankeny 2110 SE Delaware 515-963-4488	Clive 13150 Hickman Road 515-440-6300	Burlington 1010 No. Roosevelt 319-754-6521	Burlington 321 No. Third St. 319-754-7517	Mt. Pleasant 102 So. Main 319-385-8000	West Des Moines 120 So. 68th St. 515-226-0800